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08002574

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Follow-Up Materials

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REGISTRANT'S NAME ENM Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED

MAY 2 0 2008

THOMSON REUTERS

FILE NO. 82- 05101 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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2008 MAY 14 A 7:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

12-31-07
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Annual Report 2007

安寧控股有限公司
ENM Holdings Limited
(Stock Code: 0128)

CONTENTS



CHAIRMAN'S STATEMENT

I am pleased to present the annual results of ENM Holdings Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") for the year ended 31 December 2007.

RESULTS

For the year ended 31 December 2007, the Group's turnover increased by 17% to HK$266,027,000, which was mainly due to an improved turnover of 23% in the fashion retail operation. The strong growth in the fashion retail operation was principally due to the bullish Hong Kong economy and the increased visitors from Mainland China. Moreover, the fashion retail sales were back on track during the year following the relocation of retail shops in the last year.

The Group reported a profit attributable to shareholders of HK$52,426,000, an increase of 335% as compared to HK$12,047,000 for the previous year. The growth was mainly attributable to a gain on disposal of certain properties of HK$3,101,000 and a substantial net increase in value of listed equity investment of HK$42,718,000.

LOOKING AHEAD

VivaSha Club Resort has planned to cooperate with specialists to introduce spa facilities and specialty restaurants to the Club. The Group believes that such improvement will enhance the club membership sales and help to promote the group tourist and corporate conference business.

The Group will put new efforts into Hong Kong Hilltop Country Club to expand the club membership base.

Together with a first free-standing boutique for Brunello Cucinelli opened at ifc mall in September 2007, the Group currently has three SWANK shops and six free-standing boutiques and points-of-sale in major department stores with a total shopping floor area of over 18,000 square feet. Hong Kong economy will continue to grow; the Group is confident about the future prospects of the retail fashion operation. The booming Chinese economy is creating a growing class of wealthy consumers with the desire for luxury goods. The Group is currently studying an expansion of the fashion retail network in China.

The Group currently owns 60% interest in Kenmure Limited, the holding company of the fashion retail vehicle, The Swank Shop Limited. In January 2008, the Group entered into an agreement to acquire the remaining 40% interest in Kenmure Limited from the minority shareholders (the "Acquisition"). The Acquisition is subject to the shareholders' approval in an extraordinary general meeting to be held in April 2008 and it is expected that the Acquisition will complete in the second quarter of 2008.

The Group continues to look for investment opportunities with good potential in order to enhance the Group's value and profitability. The Group's strong balance sheet and net cash position also provide the flexibility to capitalise on investment opportunities when the circumstance arises.

APPRECIATION

I would like to take this opportunity to express my appreciation to the management team and staff for their dedication and contribution to the Group. I would also like to thank all our shareholders, business partners and customers for all their ongoing trust and support.

Joseph Wing Kong LEUNG
Chairman

Hong Kong, 28 March 2008

CHIEF EXECUTIVE'S STATEMENT

FINANCIAL REVIEW

For the year under review, the Group reported a turnover of HK$266,027,000 (2006: HK$227,206,000) which represents an increase of 17% as compared to 2006. Consolidated profit attributable to equity holders of the Company amounted to HK$52,426,000 (2006: HK$12,047,000) which represents 335% increase as compared to last year. Earnings per share was HK$3.18 cents (2006: HK$0.73 cents).

LIQUIDITY AND FINANCIAL POSITION

At 31 December 2007, the Group was in solid financial position with cash and deposit holdings of HK$542,285,000 (2006: HK$522,222,000). At 31 December 2007, total borrowings stood at HK$16,307,000 (2006: HK$22,634,000) with HK$12,731,000 (2006: HK$18,674,000) repayment falling due within one year. The Group's gearing ratio (a comparison of total borrowings with equity attributable to equity holders of the Company) was 1.7% at the year end date (2006: 2.5%). The current ratio at 31 December 2007 was 13.9 times (2006: 10.5 times).

At 31 December 2007, the Group's borrowings and bank balances were primarily denominated in Hong Kong dollars and United States dollars. Exchange differences were reflected in the audited financial statements. All borrowings of the Group are either on a floating rate basis or interest-free.

The Group's imported purchases are mainly denominated in Euros and United States dollars. The Group will from time to time review its foreign exchange position and market conditions to determine if any hedging is required.

PLEDGE OF ASSETS

Pledges of the Group's fixed deposits of US$44,000 (2006: US$44,000) were given to banks to secure general banking facilities to the extent of US$44,000 as of 31 December 2007 (2006: US$44,000).

EMPLOYEE AND REMUNERATION POLICIES

At the date of this report, the Group employs a total of 258 full time staff with its main workforce stationed in the Group's offices in Hong Kong. The Group's remuneration policies are performance based and are in line with the salary trends in the respective locations. The Group provides employee benefits such as staff insurance schemes, provident and pension funds, discretionary performance bonus, external training support, and a performance based share option scheme.

BUSINESS REVIEW

RESORT AND RECREATIONAL CLUB OPERATIONS

VivaSha Club Resort ("VivaSha")

VivaSha, comprising a 4-star Hotel with 302 rooms, a Clubhouse and an International Convention Centre, is located in the Putao district of Shanghai.

Membership recruitment activities have been successful. As at the end of 2007, total membership numbers had increased to about 3,400.

In 2008, Club Management plans to work with SPA and specialty restaurant operators, to widen its services. This is expected to enhance membership sales and help to promote the Club's group tourist and corporate conference business.

Hong Kong Hilltop Country Club ("Hilltop")

Turnover at Hilltop was slightly lower than the previous year. This has been a result of keen competition from the hotel sector for conference and banquet revenues, as well as the premises showing signs of age. Management is planning to renovate the buildings and facilities in 2008 in order to expand Hilltop's membership base.

TELECOMMUNICATIONS & TECHNOLOGIES

SinoPay.com Holdings Limited ("SinoPay")

SinoPay's main business is providing B2C electronic payment and intra-bank fund transfer solution services in the PRC through its Joint Venture with China UnionPay, Chinapay e-Payment Service Ltd ("the JV") in Shanghai. In order to diversify its income contribution sources, the JV has this year developed on-line mutual fund trading platform, the results of which have fulfilled our expectations. In 2007, the JV recorded a turnover of RMB164,500,000 with a net profit of RMB29,000,000; representing 245% and 195% growth in turnover and net profit respectively.

Beijing Smartdot Technologies Co. Ltd. ("Smartdot")

On 17 December 2007, Lion Dragon Limited, a wholly-owned subsidiary of the Company, entered into a Share Transfer Agreement to dispose of 10% of the equity interest in Smartdot to Mr. Jiangxiaodan, CEO and founder of Smartdot, at a consideration of RMB12,000,000 (equivalent to approximately HK$12,720,000). The disposal is expected to be completed in the first half of 2008. After the disposal, Lion Dragon Limited will continue to hold a 10% equity interest in Smartdot.

Smartdot is engaged in the development of software and solution projects in the PRC. Given the prevailing keen competition in the software industry in the PRC, the Board considered that it was an appropriate time to realise part of its investment in Smartdot. Due to the write off of certain deferred expenditures incurred in previous years, Smartdot reported a net loss in 2007.

CHIEF EXECUTIVE'S STATEMENT

Wireless Network Card Business

Building on its wireless network card business with China Unicom and China Mobile, Shanghai ENM Telecom & Technology Limited has expanded its sales mix to other electronic and telecommunication products, such as POS machines. Management expects to expand its current customer base in 2008 with the sale of more new products.

RETAIL FASHION

The Swank Shop Limited ("Swank")

Swank produced encouraging results in 2007 with turnover of HK$214,168,000, up 23% from the previous year.

The bullish economy, tighter management control and more focused merchandising program all contributed to this performance.

Gross profit margin increased by 4 percentage point from 47% to 51%. Although shop occupancy costs increased by 25% from the previous year, overall shop expenses reduced to 41% on turnover as compared with 45% in 2006. Head office expenses also improved to 10% on sales as opposed to 13% in 2006. These improvements contributed to Swank posting a net profit of HK$7,300,000 of which HK$5,168,000 was derived from the sale of property.

On the operation front, two new boutiques were opened during the year.

(i) A New branch of Kenzo mono brand boutique was opened in December 2007 in Ocean Centre, Kowloon. Management is confident that this boutique will perform strongly once the Louis Vuitton flagship store (the largest in Asia) opens opposite to the boutique in March 2008 as this will drastically increase foot traffic in the area.

(ii) A Brunello Cucinelli boutique was opened in September 2007 in the IFC Mall, Hong Kong. This is the first Brunello Cucinelli boutique established in HK and with the brand's proven track record within Swank multi-label shops, it should perform well starting in the Spring/Summer 2008 season.

CHIEF EXECUTIVE'S STATEMENT

BIO-MEDICAL

Genovate Biotechnology Company Limited ("Genovate")

Genovate is a fully integrated specialty pharmaceutical company that encompasses new drug development and new formulation capabilities, clinical trials for local and international pharmaceutical companies, drug manufacturing, drug marketing and distribution in Taiwan and the region.

Branded products reported significant sales growth in 2007 due to strong market demand for Urotrol for the treatment of urinary incontinence and Diabetrol Slow Release for the treatment of diabeties. Contract service business in the area of CRO (contract research organization) and OEM also reported more than 20% growth in sales. With the AFM (Accredit for Foreign Manufacture) approval by the Japan Ministry of Health (Labour & Welfare) in December 2007, Genovate is actively seeking more formulation development and OEM business with Japanese pharmaceutical companies to expand its overseas business.

Research programs in collaboration with government institutes including the Industrial Technology Research Institute (ITRI) of Taiwan and the National Health Research Institute (NHRI) have continued to progress. These research programs focus on specialty drugs for the treatment of gout and metabolic disorder. There are two new formulation drug projects in the pipeline - one for Intermittent Claudication and the other for anti-vomiting. Genovate plans to file an IND (Investigatory New Drug) for both projects in 2008.

James C. Ng
Chief Executive

Hong Kong, 28 March 2008

BIOGRAPHIES OF DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr. Joseph Wing Kong LEUNG, 61, is the Chairman of the Group. Mr. Leung joined the Group in December 2000 as Executive Director and became Chairman in March 2001. He is also the Chairman of the Remuneration Committee of the Company. Mr. Leung is a director of Chinachem Group companies. He is also an independent non-executive director of Cheuk Nang (Holdings) Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited, and a supervisor of Yang Ming Marine Transport Corporation, a company listed on Taiwan Stock Exchange Corporation. Mr. Leung is a director of Diamond Leaf Limited and Solution Bridge Limited, which are substantial shareholders of the Company within the meaning of Part XV of the Securities and Future Ordinance. Mr. Leung has over 30 years of experience in finance and management in property development. He is a fellow of the Hong Kong Institute of Real Estate Administration and a member of the executive committee of The Real Estate Developers Association of Hong Kong.

Mr. James C. NG, 64, is the Chief Executive Officer of the Group. Mr. Ng has over 30 years of experience in the banking industry in Hong Kong and the United States. Prior to joining the Group in March 2001, Mr. Ng served as the CEO of the former First Pacific Bank in Hong Kong and the CEO of United Savings Bank in California. He also held senior positions at Chase Manhattan Bank in Hong Kong and the Far East Region. Mr. Ng holds a MBA Degree from Golden Gate University in San Francisco and a Bachelor Degree from St. Jose State University in the United States. Mr. Ng is a director of Chinachem Group companies and the Chairman of the Employers' Federation of Hong Kong.

Mr. Derek Wai Choi LEUNG, 57, joined the Group in December 2000. He holds a BSc (Engineering) degree and is also a chartered accountant. Mr. Leung had been in the banking industry for 16 years and in charge of the treasury and capital markets division of a wholly owned banking subsidiary of one of the largest banks in the world for about ten years. He joined Chinachem Group in early 1997 and is responsible for the international investments of Chinachem Group companies.

Mr. Wing Tung YEUNG, 53, joined the Group as Executive Vice President in October 2001 and became Director in November 2002. Mr. Yeung is responsible for the investments of the Group. Prior to his appointment, Mr. Yeung was the Personal Assistant to the Managing Director of a listed company in Hong Kong for more than ten years, in charge of project investments and developments in Hong Kong, PRC and South East Asia. He had also worked in an American Bank as Manager of Commercial Banking and an international audit firm as Auditor. Mr. Yeung obtained his MBA from Indiana University, USA in 1978 and passed the board examination of the American Institute of Certified Public Accountants in the same year.

NON-EXECUTIVE DIRECTOR

Mr. Raymond Wai Pun LAU, 58, joined the Group in March 2001. He is also a member of the Audit Committee of the Company. Mr. Lau is the Senior Partner of Ford, Kwan & Co., Solicitors & Notaries. He is a solicitor of the High Court of Hong Kong and is also qualified to practise in the United Kingdom and the Australian Capital Territory. He is also a notary public and a China-appointed Attesting Officer.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Dr. Cecil Sze Tsung CHAO, 71, joined the Group in September 2004. He is also a member of the Audit Committee and the Remuneration Committee of the Company. Dr. Chao is the founder and Executive Chairman of Cheuk Nang (Holdings) Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited. Dr. Chao obtained a Bachelor of architecture degree, with honours, from The University of Durham, England and subsequently worked in the field of property, investment, finance, architecture and construction for over forty years. He also worked for Hong Kong Government Building Department and Architectural Office and was elected as director of The Real Estate Developers Association of Hong Kong for consecutive 30 years. Dr. Chao is a Hong Kong registered architect and a member of the Royal Institute of British Architect and obtained Honorary Doctor Degree (Ph. D.) from the U.S. Morrison University. Dr. Chao was also awarded 2004's World Outstanding Chinese.

Dr. Jen CHEN, 53, joined the Group in February 2003. He is also a member of the Audit Committee of the Company. Dr Chen has extensive experience and professional knowledge in the biopharmaceutical industry. He is the Chairman and General Manager of Genovate Biotechnology Company Limited in Taiwan. Prior to this appointment, Dr Chen was the Vice President of Asian Operation in Genelabs Technologies, Inc. in the US. He had also worked in Novartis Pharmaceuticals Corporation for eight years in areas of new drug discovery and research. He is the author or co-author of more than 30 papers and ten patents in the field. Dr. Chen obtained his Ph.D. (Chemistry) from University of Rochester in New York, USA.

Mr. Ian Grant ROBINSON, 68, joined the Group in September 2004. He is also the Chairman of the Audit Committee and a member of the Remuneration Committee of the Company. Mr. Robinson heads up Robinson Management Limited, a consulting and management company. Prior to setting up his own firm in 1995, he has had 39 years of experience as a professional accountant and was a Senior Partner with Ernst and Young, one of the largest international accounting firms. He has been based in Hong Kong since 1980, servicing the Asian region, and has accounting experience in major countries around the world. Mr. Robinson is the Chairman of Brek Energy Corporation, a Nasdaq listed company. He is also a member of the Supervisory Board and the Chairman of Audit Committee of the Hong Kong Housing Society.

BIOGRAPHIES OF DIRECTORS AND SENIOR MANAGEMENT

SENIOR MANAGEMENT

Mr. David Kin Hay HONG, 60, joined the Group in October 2003. He is the Managing Director of The Swank Shop Limited ("Swank"). Mr. Hong joined the family business in 1974 after his graduation from business studies in England. He was in charge of the manufacturing arm of Swank in the first few years. In the early 1980's, Mr. Hong moved on to the retail business unit and has headed Swank since 1991. Mr. Hong has valuable experience in the high-end fashion retailing.

Mr. Hong was awarded by the French President with the titles of *Chevalier de l'Ordre National du Merite* in July 1996 and *Chevalier de la Legion d'Honneur* in June 2003.

Mr. Kenneth Sai Lai WONG, 46, joined the Group as Vice President of Investments in July 2001. Prior to this appointment, Mr. Wong was the Vice President of Commercial Banking Business of the former First Pacific Bank, and Corporate Banking Officer of a major US bank where he gained international finance exposure in Chicago and New York. Before joining the banking industry, Mr. Wong had worked for an international accounting firm in performing project investment evaluation and feasibility study. Mr. Wong holds a Bachelor of Social Sciences Degree from the University of Hong Kong.

Mr. Victor Yiu Keung CHIANG, 43, joined the Group in November 2003. He is the Chief Financial Officer of the Group overseeing the financial management of the Group. He has over 16 years' experience in professional accountancy practice and financial management experience with listed companies. Graduated from the Chinese University of Hong Kong with a bachelor's degree in business administration, he is an associate member of the Institute of Chartered Accountants in England & Wales, and a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Mr. Chiang is also a Certified Public Accountant practising in Hong Kong.

REPORT OF THE DIRECTORS

The directors present their report and the audited financial statements of the Company and the Group for the year ended 31 December 2007.

PRINCIPAL ACTIVITIES

The principal activities of the Company are investment holding and securities trading. The principal activities of the subsidiaries comprise the wholesale and retail of fashion wear and accessories, telecommunications operations, resort and recreational club operations, investment holding and securities trading. There were no significant changes in the nature of the Group's principal activities during the year.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31 December 2007 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 26 to 101.

The directors do not recommend the payment of any dividend for the year ended 31 December 2007 (2006: Nil).

SUMMARY FINANCIAL INFORMATION

A summary of the published results and assets, liabilities and minority interests of the Group for the last five financial years, as extracted from the audited financial statements and restated/reclassified as appropriate, is set out on page 103. This summary does not form part of the audited financial statements.

PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTIES

Details of movements in the property, plant and equipment, and investment properties of the Company and the Group during the year are set out in notes 13 and 14 to the financial statements, respectively.

Further details of the Group's investment properties are set out on page 102.

DEBENTURES

Particulars of the club debentures of the Group are set out in note 29 to the financial statements.

SHARE CAPITAL AND SHARE OPTIONS

There were no movements in either the Company's authorised or issued share capital during the year. Details of movements in the Company's share options during the year are set out in note 33 to the financial statements.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

REPORT OF THE DIRECTORS

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 34(b) to the financial statements and in the consolidated statement of changes in equity on page 29, respectively.

DISTRIBUTABLE RESERVES

At 31 December 2007, the Company had no reserves available for distribution as calculated in accordance with the provisions of Section 79B of the Hong Kong Companies Ordinance (2006: Nil).

MAJOR CUSTOMERS AND SUPPLIERS

The five largest customers accounted for less than 30% of the Group's total turnover for the year. The five largest suppliers and the largest supplier accounted for approximately 46% and 12% of the Group's total purchases for the year, respectively.

None of the directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest suppliers.

DIRECTORS

The directors of the Company during the year were:

EXECUTIVE DIRECTORS:

Mr. Joseph Wing Kong LEUNG *(Chairman)*
Mr. James C. NG *(Chief Executive Officer)*
Mr. Derek Wai Choi LEUNG
Mr. Wing Tung YEUNG

NON-EXECUTIVE DIRECTOR:

Mr. Raymond Wai Pun LAU

INDEPENDENT NON-EXECUTIVE DIRECTORS:

Dr. Cecil Sze Tsung CHAO
Dr. Jen CHEN
Mr. Ian Grant ROBINSON

In accordance with article 101 of the Company's articles of association, Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON will retire by rotation at the forthcoming annual general meeting and, being eligible, will offer themselves for re-election.

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

Biographical details of the directors of the Company and the senior management of the Group are set out on pages 8 to 10 of the annual report.

DIRECTORS' SERVICE CONTRACTS

No director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

No director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party during the year.

DIRECTORS' INTERESTS IN SHARES

At 31 December 2007, the interest of a director in the shares of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, was as follows:

Long position in ordinary shares of HK$0.01 each of the Company:

Name of director	Number of shares held through a controlled corporation	Percentage of the Company's issued share capital
Mr. Joseph Wing Kong LEUNG	200,000	0.012%

Save as disclosed above, as at 31 December 2007, none of the directors had registered an interest or a short position in the shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

At no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or minor children, or were any such rights exercised by them; or was the Company or any of its subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

SHARE OPTION SCHEMES

Details of the Company's share option schemes are disclosed in note 33 to the financial statements.

EMOLUMENT POLICY

The emolument policy for the employees of the Group is set up by the Remuneration Committee on the basis of their merit, qualifications and competence.

The emoluments of the directors of the Company are decided by the Remuneration Committee, having regard to the Company's operating results, the directors' individual performance and comparable market statistics.

The Company has adopted share option schemes to provide incentives to executive directors and employees. The details of the schemes are set out in note 33 to the financial statements.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SHARES

At 31 December 2007, the following interests of 5% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions in ordinary shares of HK$0.01 each of the Company

Name	**Direct interest**	**Indirect interest**	**Number of shares held**	**Percentage of the Company's issued share capital**
Diamond Leaf Limited	162,216,503	—	162,216,503	9.8%
Solution Bridge Limited	408,757,642	—	408,757,642	24.8%
Ms. Nina KUNG (deceased) *(note)*	—	570,974,145	570,974,145	34.6%

Note: The interest disclosed under Ms. Nina KUNG (deceased) represents her deemed interest in the shares of the Company by virtue of her interests in Diamond Leaf Limited and Solution Bridge Limited.

Save as disclosed above, as at 31 December 2007, no person had registered an interest in the shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

CONTINUING CONNECTED TRANSACTIONS

On 28 April 2005, the Company entered into a tenancy agreement ("Tenancy Agreement I") with Hollywood Palace Company Limited (the "Landlord"), a company controlled by a substantial shareholder, in respect of the renewal of leases of Suites 1502 and 1521 on 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui, Kowloon for a term of two years, which commenced on 1 May 2005 at a monthly rent of HK$145,620 with a four months rent-free period over the lease term.

CONTINUING CONNECTED TRANSACTIONS (CONTINUED)

On 30 April 2007, the Company entered into a tenancy agreement ("Tenancy Agreement II") with the Landlord in respect of the renewal of leases of the same premises under Tenancy Agreement I for a term of one year, which commenced on 1 May 2007 at a monthly rent of HK$177,980 with a 45 days rent-free period over the lease term.

Both Tenancy Agreement I and Tenancy Agreement II constituted continuing connected transactions for the Company under the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"). The Company confirms that it has complied with the disclosure requirements, where appropriate, in accordance with Chapter 14 of the Listing Rules.

The above mentioned continuing connected transactions have been reviewed by the independent non-executive directors of the Company who have confirmed that the transactions have been entered into:

(a) in the ordinary and usual course of business of the Company;

(b) on normal commercial terms; and

(c) in accordance with the terms of the relevant agreements that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

The Company has received from the auditors a letter reporting that the continuing connected transactions:

(a) have been approved by the Company's board of directors; and

(b) have been entered into in accordance with the relevant agreements.

SUFFICIENCY OF PUBLIC FLOAT

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules based on the information that is publicly available to the Company and within the knowledge of the directors.

AUDITORS

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

ON BEHALF OF THE BOARD

Joseph Wing Kong LEUNG
Chairman

Hong Kong
28 March 2008

CORPORATE GOVERNANCE REPORT

The Company is committed to maintain good corporate governance standard and procedures to ensure the integrity, transparency and quality of disclosure in order to enhance the shareholders' value.

CORPORATE GOVERNANCE PRACTICES

In the opinion of the Directors, the Company has complied with the Code Provisions of the Code on Corporate Governance Practices (the "CG Code") set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2007, except for the deviation in respect of the service term of Directors under Code Provision A.4.1 of the CG Code.

Under Code Provision A.4.1 of the CG Code, Non-executive Directors should be appointed for a specific term and subject to re-election. None of the existing Non-executive and Independent Non-executive Directors of the Company is appointed for a specific term. However, all of the Non-executive and Independent Non-executive Directors are subject to retirement by rotation in accordance with the Company's Articles of Association.

BOARD OF DIRECTORS

(A) BOARD COMPOSITION

The Board currently comprises four Executive Directors, one Non-executive Director and three Independent Non-executive Directors, serving the important function of guiding the management.

The Board members for the year ended 31 December 2007 were:

Executive Directors
Mr. Joseph Wing Kong LEUNG *(Chairman)*
Mr. James C. NG *(Chief Executive Officer)*
Mr. Derek Wai Choi LEUNG
Mr. Wing Tung YEUNG

Non-executive Director
Mr. Raymond Wai Pun LAU

Independent Non-executive Directors
Dr. Cecil Sze Tsung CHAO
Dr. Jen CHEN
Mr. Ian Grant ROBINSON

The composition of the Board is reviewed regularly to ensure that it has a good balance of expertise, skills and experience, which can meet the requirements of the business of the Group. The Directors' biographical information is set out on pages 8 and 9.

The composition of the Board, by category of Directors, including names of Chairman, Executive Directors, Non-executive Director and Independent Non-executive Directors, is disclosed in all corporate communications.

To the best knowledge of the Directors, there is no financial, business, family relationship among our Directors. All of them are free to exercise their independent judgment.

BOARD OF DIRECTORS (CONTINUED)

(B) CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Mr. Joseph Wing Kong LEUNG serves as the Chairman of the Board and Mr. James C. NG serves as the Chief Executive Officer of the Group.

The Chairman's responsibility is to manage the Board and the Chief Executive Officer's responsibility is to manage the Company's business. The division of responsibility between the Chairman and the Chief Executive Officer is clearly defined.

The Chairman is also responsible for ensuring that all Directors are properly briefed on issues arising at Board meetings and receive adequate and reliable information in a timely manner.

(C) INDEPENDENT NON-EXECUTIVE DIRECTORS

Pursuant to Rules 3.10(1) and 3.10(2) of the Listing Rules, the Company has appointed three Independent Non-executive Directors, of whom Mr. Ian Grant ROBINSON has appropriate professional qualifications and experience in financial matters.

The Company has received, from each of the Independent Non-executive Directors, an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the Independent Non-executive Directors to be independent.

(D) APPOINTMENTS, RE-ELECTION AND REMOVAL OF DIRECTORS

The Board as a whole is responsible for the selection and approval of candidates for appointment to the Board, and does not therefore establish a nomination committee.

None of the existing Non-executive and Independent Non-executive Directors of the Company is appointed for a specific term. However, all of the Non-executive and Independent Non-executive Directors are subject to retirement by rotation in accordance with the Company's Articles of Association.

According to the Articles of Association of the Company, any Director appointed to fill a casual vacancy or as an addition to the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

At each annual general meeting, one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest to but not less than one-third, shall retire from office by rotation but shall be eligible for re-election, provided that every Director shall be subject to retirement at least once every three years. The Directors (including those appointed for a special term) to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot.

There was no change in the composition of the Board during the year ended 31 December 2007.

CORPORATE GOVERNANCE REPORT

BOARD OF DIRECTORS (CONTINUED)

(E) RESPONSIBILITIES OF DIRECTORS

The Directors fully appreciate their role and duties as Directors of the Company.

New Directors will be given an introduction to the Group's major business activities, induction into their responsibilities and duties, and other regulatory requirements.

The Company Secretary is responsible for keeping all Directors updated on the Listing Rules and other relevant regulatory requirements.

(F) DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules as the Company's code of conduct for dealings in securities of the Company by the Directors. Based on specific enquiry of all Directors, all Directors have complied with the required standard set out in the Model Code during the year ended 31 December 2007.

(G) BOARD MEETINGS

The Board held four regular Board meetings for the year ended 31 December 2007. The following was an attendance record of the regular Board meetings for the year ended 31 December 2007:

	Attendance
Executive Directors	
Mr. Joseph Wing Kong LEUNG *(Chairman)*	4/4
Mr. James C. NG *(Chief Executive Officer)*	4/4
Mr. Derek Wai Choi LEUNG	4/4
Mr. Wing Tung YEUNG	4/4
Non-executive Director	
Mr. Raymond Wai Pun LAU	4/4
Independent Non-executive Directors	
Dr. Cecil Sze Tsung CHAO	1/4
Dr. Jen CHEN	3/4
Mr. Ian Grant ROBINSON	4/4

The Directors can attend Board meetings in persons or through other means of electronic communication in accordance with the Company's Articles of Association.

The Directors are consulted to include matters for discussion in the agenda of Board meetings.

The Company gives notice of regular Board meetings at least 14 days in advance and reasonable notice for all other Board meetings.

BOARD OF DIRECTORS (CONTINUED)

(G) BOARD MEETINGS (CONTINUED)

The agenda and accompanying board papers are circulated not less than three days before the Board meetings to enable the Directors to make informed decisions on matters to be raised at the Board meetings.

The Directors have full access to the advice and services of the Company Secretary, who is responsible for providing Directors with board papers and related materials and ensuring that Board procedures, and all applicable rules and regulations, are followed.

The Company Secretary is responsible for taking minutes of Board meetings. The minutes would be sent to all Directors within a reasonable time after each meeting and generally be made available for inspection by Directors. The minutes record the matters discussed and decisions resolved at Board meetings.

Should a potential conflict of interest involving a substantial shareholder or director arise, the matter is discussed in an actual Board meeting, as opposed to being dealt with by written resolution. Independent non-executive Directors are present at Board meetings dealing with conflict issues.

REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

The Company established the Remuneration Committee in April 2002. The terms of reference of the Remuneration Committee were revised on 15 April 2005 to align with the provisions set out in the Code Provisions of the CG Code. The revised terms of reference of the Remuneration Committee are available on the Company's website.

The existing Remuneration Committee of the Company comprises the Chairman of the Company, Mr. Joseph Wing Kong LEUNG and two Independent Non-executive Directors, namely, Dr Cecil Sze Tsung CHAO and Mr. Ian Grant ROBINSON. It is chaired by Mr. Joseph Wing Kong LEUNG.

The principal responsibilities of the Remuneration Committee include making recommendations to the Board on the Company's policy and structure for all remuneration of Directors and senior management and reviewing the specific remuneration packages of all Executive Directors and senior management by reference to corporate goals and objectives resolved by the Board from time to time. No Director is involved in deciding his own remuneration.

The Remuneration Committee shall consult the Chairman and/or the Chief Executive Officer about their proposals relating to remuneration of other Directors and senior management.

The Remuneration Committee is provided with sufficient resources to discharge its duties and can take independent professional advice at the Company's expenses if considered necessary.

REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT (CONTINUED)

The Remuneration Committee held one meeting for the year ended 31 December 2007. The following was an attendance record of the Remuneration Committee meeting for the year ended 31 December 2007:

	Attendance
Mr. Joseph Wing Kong LEUNG	1/1
Dr. Cecil Sze Tsung CHAO	0/1
Mr. Ian Grant ROBINSON	1/1

During 2007, the Remuneration Committee's work included:

(i) Review of remuneration policy of Directors and senior management; and

(ii) Recommendation to the Board of the Directors' fee.

ACCOUNTABILITY AND AUDIT

(A) FINANCIAL REPORTING

The Board is responsible for presenting a balanced, clear and comprehensive, assessment of the Group's performance, position and prospects in all corporate communications.

The Directors shall have full access Management for enquiries and to obtain information on the Group when necessary. The Directors are able to obtain independent professional advice at the Company's expenses whenever deemed necessary by the Directors.

The Directors acknowledge their responsibility for preparing the financial statements of the Group. The statement of the Auditors of the Company about their responsibilities on the financial statements of the Group is set out in the Independent Auditors' Report on pages 24 and 25.

The Directors confirm that, to the best of their knowledge, information and belief, having made all reasonable enquiries, they are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern.

(B) INTERNAL CONTROLS

The Board has overall responsibilities for maintaining a sound and effective internal control system to safeguard the shareholders' investment and the Company's assets.

During 2007, the Board has conducted a review on the Group's internal control handbook covering all material controls, including financial, operational, compliance controls, and risk management functions. The Board considered the internal control system of the Group to be adequate and effective.

ACCOUNTABILITY AND AUDIT (CONTINUED)

(C) AUDIT COMMITTEE

The Company established the Audit Committee in January 1999. The terms of reference of the Audit Committee were revised on 15 April 2005 to align with the provisions set out in the Code Provisions of the CG Code. The revised terms of reference of the Audit Committee are available on the Company's website.

The existing Audit Committee of the Company comprises one Non-executive Director, Mr. Raymond Wai Pun LAU and three Independent Non-executive Directors, namely Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON. It is chaired by an Independent Non-executive Director, Mr. Ian Grant ROBINSON.

None of the four Audit Committee members is a former partner of the external auditors one year before joining the Company.

The principal duties of the Audit Committee include the review and supervision of the Group's financial reporting system and internal control procedures, review of the Group's financial information, and oversight of the relationship with the Auditors of the Company.

The Audit Committee is provided with sufficient resources to discharge its duties and can take independent professional advice at the Company's expenses if considered necessary.

For the year ended 31 December 2007, the Audit Committee held two meetings, in which the external auditors were in attendance. The following was an attendance record of the Audit Committee meetings for the year ended 31 December 2007:

	Attendance
Mr. Ian Grant ROBINSON	2/2
Dr. Cecil Sze Tsung CHAO	0/2
Dr. Jen CHEN	2/2
Mr. Raymond Wai Pun LAU	2/2

During 2007, the Audit Committee's work included:

(i) Review of the Group's interim and annual financial statements;

(ii) Review of the non-audit services provided by the external auditors; and

(iii) Recommendation to the Board of the reappointment of Ernst & Young as the Company's Auditors.

There was no disagreement between the Board and the Audit Committee on the selection, appointment, resignation or dismissal of the external auditors.

The Company Secretary is responsible for taking minutes of Audit Committee meetings and the minutes would be sent to all committee members within a reasonable time after each meeting.

ACCOUNTABILITY AND AUDIT (CONTINUED)

(D) AUDITORS' REMUNERATION

For the year ended 31 December 2007, the Group's external auditors provided the following services to the Group:-

	HK$'000
Audit services	1,398
Non-audit services	
Taxation services	218
Agreed – upon procedures on a connected parties transaction	15
Other services	265
	1,896

DELEGATION BY THE BOARD

(A) MANAGEMENT FUNCTIONS

The Board, led by the Chairman, is responsible for formulating overall group strategies and overseeing the management's performance. Management is responsible for the day-to-day operations of the Group under the leadership of the Chief Executive Officer.

Matters reserved for Board decision include:

(i) Formulation of long-term strategy;

(ii) Approving public announcements;

(iii) Approving material bank facilities;

(iv) Committing to material acquisitions and disposals;

(v) Committing to material connected transactions; and

(vi) Reviewing internal control system.

(B) BOARD COMMITTEES

The Board currently has three Board Committees, including two corporate governance related committees (being the Audit Committee and the Remuneration Committee) and the Investment Committee. All Board Committees have clear written terms of reference. Board Committees report regularly to the Board on their work and findings.

COMMUNICATION WITH SHAREHOLDERS

(A) EFFECTIVE COMMUNICATION

In order to develop and maintain continuing relationships with the shareholders of the Company, the Company establishes various communication channels to facilitate and enhance communication:

(i) interim and annual reports are sent to shareholders of the Company;

(ii) the annual general meeting provides a forum for shareholders of the Company to raise comments and exchange views with the Board;

(iii) updated and key information of the Group is available on the Company's website; and

(iv) the Company's website offers a communication channel between the Company and its shareholders.

The Chairman and the Directors are available at annual general meetings to answer questions raised by shareholders of the Company. To facilitate enforcement of shareholders' rights, separate resolutions are proposed at general meetings on each substantially separate issue, including the election of individual Directors.

The Chairman of the Board, Executive Directors, and the Company's Auditors attended the 2007 Annual General Meeting of the Company to answer questions at the meeting.

(B) VOTING BY POLL

The procedures for demanding and conducting a poll is disclosed in all the Company's circulars to shareholders accompanying the notice of general meetings. These procedures are also explained by the chairman of general meetings at the commencement of the meetings.

Votes cast for each resolution dealt in general meetings are properly counted and recorded.

INDEPENDENT AUDITORS' REPORT

ERNST & YOUNG

TO THE SHAREHOLDERS OF ENM HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

We have audited the financial statements of ENM Holdings Limited set out on pages 26 to 101, which comprise the consolidated and company balance sheets as at 31 December 2007, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. Our report is made solely to you, as a body, in accordance with Section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2007 and of the Group's profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

Ernst & Young
Certified Public Accountants
18/F Two International Finance Centre
8 Finance Street, Central
Hong Kong
28 March 2008

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2007

	Notes	**2007**	2006
		HK$'000	*HK$'000*
REVENUE	5	**266,027**	227,206
Cost of sales		**(109,266)**	(97,521)
Gross profit		**156,761**	129,685
Other income and gains	5	**6,558**	5,103
Selling and distribution costs		**(81,967)**	(72,231)
Administrative expenses		**(66,651)**	(66,200)
Other operating income, net	6	**58,565**	2,509
Fair value gains/(losses) and write-back of deficits on revaluation of properties, net		**(10,332)**	12,545
Finance costs	7	**(1,291)**	(1,077)
Share of profits and losses of associates		**(6,388)**	(2,852)
PROFIT BEFORE TAX	6	**55,255**	7,482
Tax	10	**–**	–
PROFIT FOR THE YEAR		**55,255**	7,482
Attributable to:			
Equity holders of the Company	11	**52,426**	12,047
Minority interests		**2,829**	(4,565)
		55,255	7,482
DIVIDENDS		**Nil**	Nil
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY	12		
Basic		**3.18 cents**	0.73 cents
Diluted		**N/A**	N/A

CONSOLIDATED BALANCE SHEET

31 December 2007

	Notes	**2007** **HK$'000**	2006 *HK$'000*
NON-CURRENT ASSETS			
Property, plant and equipment	13	**77,303**	84,638
Investment properties	14	**113,900**	123,900
Prepaid land premiums	15	**2,986**	3,063
Goodwill	16	**6,610**	6,610
Interests in associates	18	**17,258**	20,511
Available-for-sale equity investments	19	**35,448**	35,503
Total non-current assets		**253,505**	274,225
CURRENT ASSETS			
Inventories	20	**41,359**	37,481
Trade receivables	21	**7,161**	8,701
Prepayments, deposits and other receivables	22	**33,656**	33,267
Prepaid land premiums	15	**77**	77
Equity investments at fair value through profit or loss	23	**197,894**	154,612
Derivative financial instruments	24	**–**	104
Pledged deposits	25	**342**	342
Time deposits		**495,798**	495,074
Cash and bank balances	25	**46,487**	27,148
Total current assets		**822,774**	756,806
CURRENT LIABILITIES			
Trade and other payables	26	**40,973**	47,662
Interest-bearing bank and other borrowings	27	**4,712**	9,268
Current portion of debentures	29	**2,670**	4,102
Other loans	30	**5,349**	5,304
Tax payable		**5,497**	5,497
Total current liabilities		**59,201**	71,833
NET CURRENT ASSETS		**763,573**	684,973
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,017,078**	959,198

CONSOLIDATED BALANCE SHEET (CONTINUED)

31 December 2007

	Notes	**2007** **_HK$'000_**	2006 *HK$'000*
TOTAL ASSETS LESS CURRENT LIABILITIES		**1,017,078**	959,198
NON-CURRENT LIABILITIES			
Debentures	29	**3,462**	3,754
Interest-bearing bank and other borrowings	27	**114**	206
Deferred revenue		**23,015**	25,821
Total non-current liabilities		**26,591**	29,781
Net assets		**990,487**	929,417
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital	32	**16,507**	16,507
Reserves	34(a)	**943,433**	885,397
		959,940	901,904
Minority interests		**30,547**	27,513
Total equity		**990,487**	929,417

Joseph Wing Kong LEUNG
Chairman

James C. NG
Chief Executive Officer

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2007

	Attributable to equity holders of the Company										
	Issued capital HK$'000	Share premium account HK$'000	Capital redemption reserve HK$'000	Special reserve HK$'000 (note 32(b)(ii))	Property revaluation reserve HK$'000	Available-for-sale equity investment revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	Accumulated losses HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1 January 2006	16,507	1,189,721	478	808,822	3,114	–	1,718	(1,132,425)	887,935	31,407	919,342
Surplus on revaluation	–	–	–	–	1,007	–	–	–	1,007	671	1,678
Exchange realignment	–	–	–	–	–	–	915	–	915	–	915
Total income and expense recognised directly in equity	–	–	–	–	1,007	–	915	–	1,922	671	2,593
Profit for the year	–	–	–	–	–	–	–	12,047	12,047	(4,565)	7,482
Total income and expense for the year	–	–	–	–	1,007	–	915	12,047	13,969	(3,894)	10,075
At 31 December 2006 and 1 January 2007	16,507	1,189,721	478	808,822	4,121	–	2,633	(1,120,378)	901,904	27,513	929,417
Disposal of land and buildings	–	–	–	–	(4,121)	–	–	4,121	–	–	–
Changes in fair value of an available-for-sale equity investment	–	–	–	–	–	(55)	–	–	(55)	–	(55)
Impairment loss recognised in the income statement	–	–	–	–	–	55	–	–	55	–	55
Exchange realignment	–	–	–	–	–	–	5,610	–	5,610	205	5,815
Total income and expense recognised directly in equity	–	–	–	–	(4,121)	–	5,610	4,121	5,610	205	5,815
Profit for the year	–	–	–	–	–	–	–	52,426	52,426	2,829	55,255
Total income and expense for the year	–	–	–	–	(4,121)	–	5,610	56,547	58,036	3,034	61,070
At 31 December 2007	**16,507**	**1,189,721***	**478***	**808,822***	**–***	**–***	**8,243***	**(1,063,831)***	**959,940**	**30,547**	**990,487**

* These reserve accounts comprise the consolidated reserves of HK$943,433,000 (2006: HK$885,397,000) in the consolidated balance sheet.

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2007

	Notes	**2007**	2006
		HK$'000	*HK$'000*
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		**55,255**	7,482
Adjustments for:			
Depreciation	6	**9,710**	8,944
Amortisation of deferred revenue	6	**(3,335)**	(1,852)
Recognition of prepaid land premiums	15	**77**	77
Finance costs	7	**1,291**	1,077
Dividend income from listed investments	5	**(5,122)**	(4,765)
Interest income	5	**(26,068)**	(25,478)
Share of profits and losses of associates		**6,388**	2,852
Fair value losses/(gains) on revaluation of investment properties, net	6	**18,600**	(9,982)
Write-back of deficits on revaluation of resort and recreational club properties	6	**(8,268)**	(2,563)
Write-back of accrued payables	6	**(12,570)**	(8,060)
Impairment of trade receivables	6	**206**	30
Impairment of other receivables	6	**–**	4,480
Loss/(gain) on disposal of items of property, plant and equipment	6	**(5,168)**	66
Fair value losses/(gains), net:			
Available-for-sale equity investments (transfer from equity)	6	**55**	–
Equity investments at fair value through profit or loss	6	**(38,147)**	2,065
Derivative instrument - a transaction not qualifying as a hedge	6	**104**	(104)
Gains on disposal of equity investments at fair value through profit or loss, net	6	**(4,626)**	(1,308)
Foreign exchange gains, net		**(4,516)**	(2,615)
		(16,134)	(29,654)
Increase in inventories		**(3,878)**	(2,561)
Decrease/(increase) in trade receivables		**1,334**	(1,626)
Increase in prepayments, deposits and other receivables		**(955)**	(2,458)
Increase/(decrease) in trade and other payables		**5,994**	(1,087)
Cash used in operations		**(13,639)**	(37,386)
Interest received		**27,048**	27,566
Dividends received from listed investments		**4,708**	4,765
Net cash inflow/(outflow) from operating activities		**18,117**	(5,055)

CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

Year ended 31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
Net cash inflow/(outflow) from operating activities		**18,117**	(5,055)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of items of property, plant and equipment		**(1,924)**	(9,070)
Additions to investment properties		**(586)**	(18)
Purchases of equity investments at fair value through profit or loss		**(11,527)**	(15,262)
Advances to associates		**(1,063)**	(5,446)
Proceeds from disposal of items of property, plant and equipment		**13,000**	6
Proceeds from disposal of equity investments at fair value through profit or loss		**11,018**	8,629
Decrease/(increase) in non-pledged time deposits with original maturity of more than three months when acquired		**224,365**	(77,278)
Net cash inflow/(outflow) from investing activities		**233,283**	(98,439)
CASH FLOWS FROM FINANCING ACTIVITIES			
New bank loans		**55,153**	42,840
Repayment of bank loans		**(59,710)**	(37,550)
Redemption of debentures		**(1,650)**	(670)
Capital element of finance lease rental payments		**(91)**	(91)
Interest paid		**(949)**	(718)
Net cash inflow/(outflow) from financing activities		**(7,247)**	3,811
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		**244,153**	(99,683)
Cash and cash equivalents at beginning of year		**27,148**	126,829
Effect of foreign exchange rate changes, net		**275**	2
CASH AND CASH EQUIVALENTS AT END OF YEAR		**271,576**	27,148
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances		**46,487**	27,148
Non-pledged time deposits with original maturity of less than three months when acquired		**225,089**	–
		271,576	27,148

BALANCE SHEET

31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
NON-CURRENT ASSETS			
Property, plant and equipment	13	**324**	271
Investment properties	14	**128,400**	127,900
Interests in subsidiaries	17	**225,610**	224,780
Interests in associates	18	**347**	322
Total non-current assets		**354,681**	353,273
CURRENT ASSETS			
Equity investments at fair value through profit or loss	23	**177,201**	143,381
Prepayments, deposits and other receivables	22	**6,145**	6,655
Pledged deposits	25	**342**	342
Time deposits		**495,798**	495,074
Cash and bank balances	25	**6,070**	4,553
Total current assets		**685,556**	650,005
CURRENT LIABILITIES			
Other payables	26	**4,205**	2,408
Due to a subsidiary	17	**45,275**	54,974
Total current liabilities		**49,480**	57,382
NET CURRENT ASSETS		**636,076**	592,623
Net assets		**990,757**	945,896
EQUITY			
Issued capital	32	**16,507**	16,507
Reserves	34(b)	**974,250**	929,389
Total equity		**990,757**	945,896

Joseph Wing Kong LEUNG
Chairman

James C. NG
Chief Executive Officer

NOTES TO FINANCIAL STATEMENTS

31 December 2007

1. CORPORATE INFORMATION

ENM Holdings Limited is a limited liability company incorporated in Hong Kong. The registered office of the Company is located at Suite 1502, 15/F, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

During the year, the Group was involved in the following principal activities:

- wholesale and retail of fashion wear and accessories
- telecommunications operations
- resort and recreational club operations
- investment holding and securities trading

2.1 BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which include all Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for investment properties, land and buildings, resort and recreational club properties, equity investments and derivative financial instruments which have been measured at fair value as further explained in note 2.4. These financial statements are presented in Hong Kong dollars ("HK$") and all values are rounded to the nearest thousand except when otherwise indicated.

BASIS OF CONSOLIDATION

The consolidated financial statements include the financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31 December 2007. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The Group has adopted the following new and revised HKFRSs for the first time for the current year's financial statements. Except for in certain cases, giving rise to new and revised accounting policies and additional disclosures, the adoption of these new and revised standards and interpretations has had no effect on these financial statements.

HKFRS 7	*Financial Instruments: Disclosures*
HKAS 1 Amendment	*Capital Disclosures*
HK(IFRIC)-Int 8	*Scope of HKFRS 2*
HK(IFRIC)-Int 9	*Reassessment of Embedded Derivatives*
HK(IFRIC)-Int 10	*Interim Financial Reporting and Impairment*

The principal effects of adopting these new and revised HKFRSs are as follows:

(a) HKFRS 7 *FINANCIAL INSTRUMENTS: DISCLOSURES*

This standard requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments. The new disclosures are included throughout the financial statements. While there has been no effect on the financial position or results of operations of the Group, comparative information has been included/revised where appropriate.

(b) AMENDMENT TO HKAS 1 *PRESENTATION OF FINANCIAL STATEMENTS - CAPITAL DISCLOSURES*

This amendment requires the Group to make disclosures that enable users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital. These new disclosures are shown in note 41 to the financial statements.

(c) HK(IFRIC)-INT 8 *SCOPE OF HKFRS 2*

This interpretation requires HKFRS 2 to be applied to any arrangement in which the Group cannot identify specifically some or all of the goods or services received, for which equity instruments are granted or liabilities (based on a value of the Group's equity instruments) are incurred by the Group for a consideration, and which appears to be less than the fair value of the equity instruments granted or liabilities incurred. As the Company has only issued equity instruments to the Group's employees (including executive directors) for identified services provided in accordance with the Company's share option schemes, the interpretation has had no effect on these financial statements.

(d) HK(IFRIC)-INT 9 *REASSESSMENT OF EMBEDDED DERIVATIVES*

This interpretation requires that the date to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative is the date that the Group first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows. As the Group does not have any embedded derivative requiring separation from the host contract, the interpretation has had no effect on these financial statements.

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS (CONTINUED)

(e) HK(IFRIC)-INT 10 *INTERIM FINANCIAL REPORTING AND IMPAIRMENT*

The Group has adopted this interpretation as of 1 January 2007, which requires that an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument classified as available-for-sale or a financial asset carried at cost is not subsequently reversed. As the Group had no impairment losses previously reversed in respect of such assets, the interpretation has had no impact on the financial position or results of operations of the Group.

2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these financial statements.

HKFRS 2 Amendment	*Share-based Payment*[1]
HKFRS 8	*Operating Segments*[1]
HKAS 1 (Revised)	*Presentation of Financial Statements*[1]
HKAS 23 (Revised)	*Borrowing Costs*[1]
HK(IFRIC)-Int 11	*HKFRS 2 - Group and Treasury Share Transactions*[2]
HK(IFRIC)-Int 12	*Service Concession Arrangements*[4]
HK(IFRIC)-Int 13	*Customer Loyalty Programmes*[3]
HK(IFRIC)-Int 14	*HKAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*[4]
HKFRS 3 (Revised)	*Business Combination*[5]
HKAS 27 (Revised)	*Consolidated and Separate Financial Statements*[5]

[1] Effective for annual periods beginning on or after 1 January 2009
[2] Effective for annual periods beginning on or after 1 March 2007
[3] Effective for annual periods beginning on or after 1 July 2008
[4] Effective for annual periods beginning on or after 1 January 2008
[5] Effective for annual periods beginning on or after 1 July 2009

The amendment to HKFRS 2 restricts the definition of "vesting condition" to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation. As the Group has not entered into share-based payment schemes with non-vesting conditions attached, the amendment is not expected to have any financial impact on the Group.

2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS (CONTINUED)

HKFRS 8, which will replace HKAS 14 *Segment Reporting,* specifies how an entity should report information about its operating segments, based on information about the components of the entity that is available to the chief operating decision maker for the purposes of allocating resources to the segments and assessing their performance. The standard also requires the disclosure of information about the products and services provided by the segments, the geographical areas in which the Group operates, and revenue from the Group's major customers. The Group expects to adopt HKFRS 8 from 1 January 2009.

HKAS 1 has been revised to separate owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, the standard introduces the statement of comprehensive income: it presents all items of income and expense recognised in profit or loss, together with all other items of recognised income and expense, either in one single statement, or in two linked statements. The Group is still evaluating whether it will have one or two statements.

HKAS 23 has been revised to require capitalisation of borrowing costs when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. In accordance with the transitional provisions in the revised standard, the Group shall apply the revised standard on a prospective basis to borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after 1 January 2009.

HK(IFRIC)-Int 11 requires arrangements whereby an employee is granted rights to the Group's equity instruments, to be accounted for as an equity-settled scheme, even if the Group acquires the instruments from another party, or the shareholders provide the equity instruments needed. HK(IFRIC)-Int 11 also addresses the accounting for share-based payment transactions involving two or more entities within the Group. As the Group currently has no such transactions, the interpretation is unlikely to have any financial impact on the Group.

HK(IFRIC)-Int 12 requires an operator under public-to-private service concession arrangements to recognise the consideration received or receivable in exchange for the construction services as a financial asset and/or an intangible asset, based on the terms of the contractual arrangements. HK(IFRIC)-Int 12 also addresses how an operator shall apply existing HKFRSs to account for the obligations and the rights arising from service concession arrangements by which a government or a public sector entity grants a contract for the construction of infrastructure used to provide public services and/or for the supply of public services. As the Group currently has no such arrangements, the interpretation is unlikely to have any financial impact on the Group.

HK(IFRIC)-Int 13 requires that loyalty award credits granted to customers as part of a sales transaction are accounted for as a separate component of the sales transaction. The consideration received in the sales transaction is allocated between the loyalty award credits and the other components of the sale. The amount allocated to the loyalty award credits is determined by reference to their fair value and is deferred until the awards are redeemed or the liability is otherwise extinguished.

HK(IFRIC)-Int 14 addresses how to assess the limit under HKAS 19 *Employee Benefits,* on the amount of a refund or a reduction in future contributions in relation to a defined benefit scheme that can be recognised as an asset, in particular, when a minimum funding requirement exists.

2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS (CONTINUED)

As the Group currently has no customer loyalty award credits and defined benefit scheme, HK(IFRIC)-Int 13 and HK(IFRIC)-Int 14 are not applicable to the Group and therefore are unlikely to have any financial impact on the Group.

HKFRS 3 has been revised to introduce a number of changes in the accounting for business combinations that will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs, and future reported results. HKAS 27 has been revised to require that a change in the ownership interest of a subsidiary is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes introduced by the revisions to HKFRS 3 and HKAS 27 will be applied by the Group prospectively as required under the revised standards and will affect future acquisitions and transactions of the Group with minority interests.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

SUBSIDIARIES

A subsidiary is an entity in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors; or over which the Company has a contractual right to exercise a dominant influence with respect to that entity's financial and operating policies.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

ASSOCIATES

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. Unrealised gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interests in the associates, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates, which was not previously eliminated or recognised in the consolidated reserves, is included as part of the Group's interests in associates.

The results of associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in associates are treated as non-current assets and are stated at cost less any impairment losses.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

GOODWILL

Goodwill arising on the acquisition of subsidiaries and associates represents the excess of the cost of the business combination over the Group's interest in the net fair value of the acquirees' identifiable assets acquired, and liabilities and contingent liabilities assumed as at the date of acquisition.

Goodwill on acquisitions for which the agreement date is on or after 1 January 2005

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset, initially measured at cost and subsequently at cost less any accumulated impairment losses. In the case of associates, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

The carrying amount of goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Goodwill previously eliminated against consolidated capital reserves

Prior to the adoption of the HKICPA's Statement of Standard Accounting Practice 30 "Business Combinations" ("SSAP 30") in 2001, goodwill arising on acquisition was eliminated against consolidated capital reserves in the year of acquisition. On the adoption of HKFRS 3, such goodwill remains eliminated against consolidated capital reserves and is not recognised in the income statement when all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

IMPAIRMENT OF NON-FINANCIAL ASSETS OTHER THAN GOODWILL

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, financial assets, investment properties and goodwill), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises in those expense categories consistent with the function of the impaired asset, unless the asset is carried at a revalued amount, in which case the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

RELATED PARTIES

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d);

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RELATED PARTIES (CONTINUED)

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or

(g) the party is a post-employment benefit plan for the benefit of employees of the Group, or of any entity that is a related party of the Group.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

Valuations are performed frequently enough to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. Changes in the values of property, plant and equipment are dealt with as movements in the asset revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on an individual asset basis, the excess of the deficit is charged to the income statement. Any subsequent revaluation surplus is credited to the income statement to the extent of the deficit previously charged. On disposal of a revalued asset, the relevant portion of the asset revaluation reserve realised in respect of previous valuations is transferred to retained profits/ accumulated losses as a movement in reserves.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of each item of property, plant and equipment to its residual value over its estimated useful life:

Land and buildings *(note)*	Over the remaining lease terms
Resort and recreational club properties	Over the remaining lease terms
Leasehold improvements	Over the shorter of the remaining lease terms and 5 to 6 years
Furniture, fixtures and equipment	2 to 7 years
Communications equipment	6 years
Motor vehicles	3 to 5 years

Note: These represent buildings situated on leasehold land whereby the fair values of the leasehold interests in the land and buildings elements cannot be allocated reliably at the inception of the respective leases.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION (CONTINUED)

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

INVESTMENT PROPERTIES

Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for a property which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date.

Gains or losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise.

Any gains or losses on the retirement or disposal of an investment property are recognised in the income statement in the year of the retirement or disposal.

LEASES

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in property, plant and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the income statement so as to provide a constant periodic rate of charge over the lease terms.

Assets acquired through hire purchase contracts of a financing nature are accounted for as finance leases, but are depreciated over their estimated useful lives.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

LEASES (CONTINUED)

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases net of any incentives received from the lessor are charged to the income statement on the straight-line basis over the lease terms. Contingent rentals are charged to the income statement for the period in which they are incurred.

Prepaid land premiums under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the lease terms. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the land and buildings as a finance lease in property, plant and equipment.

INVESTMENTS AND OTHER FINANCIAL ASSETS

Financial assets in the scope of HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

The Group assesses whether a contract contains an embedded derivative when the Group first becomes a party to it and assesses whether an embedded derivative is required to be separated from the host contract when the analysis shows that the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required under the contract.

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on investments held for trading are recognised in the income statement. The net fair value gain or loss recognised in the income statement does not include any dividends or interest earned on these financial assets, which are recognised in accordance with the policies set out for "Revenue recognition" below.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS AND OTHER FINANCIAL ASSETS (CONTINUED)

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available for sale or are not classified in any of the other two categories. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and other valuation models.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

IMPAIRMENT OF FINANCIAL ASSETS

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the income statement. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Group.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to trade and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the income statement, is transferred from equity to the income statement. A provision for impairment is made for available-for-sale equity investments when there has been a significant or prolonged decline in the fair value below its cost or where other objective evidence of impairment exists. The determination of what is "significant" or "prolonged" requires judgement. In addition, the Group evaluates other factors, such as the share price volatility. Impairment losses on equity instruments classified as available for sale are not reversed through the income statement.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DERECOGNITION OF FINANCIAL ASSETS

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

FINANCIAL LIABILITIES AT AMORTISED COST (INCLUDING INTEREST-BEARING LOANS AND BORROWINGS)

Financial liabilities including trade and other payables, debentures, interest-bearing loans and borrowings, and other loans are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost. The related interest expense is recognised within "finance costs" in the income statement.

Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FINANCIAL GUARANTEE CONTRACTS

Financial guarantee contracts in the scope of HKAS 39 are accounted for as financial liabilities. A financial guarantee contract is recognised initially at its fair value less transaction costs that are directly attributable to the acquisition or issue of the financial guarantee contract, except when such contract is recognised at fair value through profit or loss. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with HKAS 37 *Provisions, Contingent Liabilities and Contingent Assets*; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 *Revenue*.

DERECOGNITION OF FINANCIAL LIABILITIES

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the income statement.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING

The Group uses derivative financial instruments such as foreign exchange option contracts to hedge its risks associated with foreign currency fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to the income statement.

The fair value of foreign exchange option contracts is determined by reference to current forward exchange rates for contracts with similar maturity profiles.

INVENTORIES

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the first-in, first-out basis or the actual basis and comprises invoiced value of purchases, and where applicable, freight, insurance and delivery charges. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to make the sale.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheets, cash and bank balances comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

PROVISIONS

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

INCOME TAX

Income tax comprises current and deferred tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries and associates, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

NOTES TO FINANCIAL STATEMENTS
31 December 2007

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAX (CONTINUED)

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries and associates, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

REVENUE RECOGNITION

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) Wholesale and retail of fashion wear and accessories

Revenue from the sale of fashion wear and accessories is recognised when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION (CONTINUED)

(b) Telecommunications operations

Telecommunications operations include the provision of telecommunications services and the marketing and distribution of network cards and other accessories:

Provision of telecommunications services

Revenue from the provision of telecommunications services, comprising proprietary services and carrier operations, is recognised when the services are rendered on the basis of traffic statistics agreed with international telecommunications carriers to the extent of the amounts expected to be received.

Marketing and distribution of network cards and other accessories

Revenue from the marketing and distribution of network cards and other accessories is recognised when the services are rendered and the Group's right to receive payment has been established.

(c) Resort and recreational club operations

Entrance fee income is recognised when the application for club membership is accepted and no significant uncertainty as to collectability exists. Annual subscription fee income is recognised over the relevant period of the membership. Revenue from the provision of resort and club facilities, catering and other services is recognised when goods are delivered or services are rendered.

(d) Dividend income

Dividend income is recognised when the shareholders' right to receive payment has been established.

(e) Interest income

Interest income is recognised on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.

(f) Rental income

Rental income is recognised on a time proportion basis over the lease terms, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Contingent rental is recognised in the income statement for the period in which it is earned.

(g) Consultancy, management and other services

Revenue from the provision of consultancy, management and other services is recognised when the relevant services have been provided and the Group's right to receive payment has been established.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EMPLOYEE BENEFITS

Pension schemes

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to the income statement as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

In parallel with the MPF Scheme, the Group also operates separate defined contribution retirement benefits schemes under the Occupational Retirement Schemes Ordinance for those employees who are eligible to participate. These separate schemes operate in a similar way to the MPF Scheme, except that when an employee leaves the schemes before his/her interest in the Group's employer contributions vesting fully, the ongoing contributions payable by the Group will be reduced by the relevant amount of the forfeited employer contributions.

Share-based payment transactions

The Company operates share option schemes for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Employees (including executive directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using a generally accepted option pricing model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company ("market conditions"), if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statement for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EMPLOYEE BENEFITS (CONTINUED)

Share-based payment transactions (continued)

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

The Group has adopted the transitional provisions of HKFRS 2 in respect of equity-settled awards and has applied HKFRS 2 only to equity-settled awards granted after 7 November 2002 that had not vested by 1 January 2005 and to those granted on or after 1 January 2005.

BORROWING COSTS

Borrowing costs are recognised as expenses in the income statement in the period in which they are incurred.

FOREIGN CURRENCIES

These financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries and associates are currencies other than the Hong Kong dollar. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at the exchange rates ruling at the balance sheet date, and their income statements are translated into Hong Kong dollars at the weighted average exchange rates for the year. The resulting exchange differences are included in the exchange fluctuation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

NOTES TO FINANCIAL STATEMENTS
31 December 2007

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the Group's financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

JUDGEMENTS

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

Operating lease commitments - Group as lessor

The Group has entered into commercial property leases on certain of its investment properties. The Group has determined that it retains all the significant risks and rewards of ownership of these properties which are leased out on operating leases.

Classification between investment properties and owner-occupied properties

The Group determines whether a property qualifies as an investment property, and has developed criteria in making that judgement. Investment property is a property held to earn rentals or for capital appreciation or both. Therefore, the Group considers whether a property generates cash flows largely independently of the other assets held by the Group.

Judgement is made on an individual property basis to determine whether ancillary services are so significant that a property does not qualify as an investment property.

ESTIMATION UNCERTAINTY

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment of goodwill

The key assumptions used for impairment assessment of goodwill are included in note 16 to the financial statements.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

ESTIMATION UNCERTAINTY (CONTINUED)

Impairment of available-for-sale financial assets

The Group classifies certain assets as available-for-sale and recognises movements of their fair values in equity. When the fair value declines, management makes assumptions about the decline in value to determine whether there is an impairment that should be recognised in the income statement. In the year ended 31 December 2007, impairment loss recognised for available-for-sale assets amounted to HK$55,000 (2006: Nil).

Write-down of inventories to net realisable value

Management reviews the aging analysis of inventories at each balance sheet date and makes provision for obsolete and slow-moving inventory items identified that are either expected to be sold below cost or no longer suitable for sale. This assessment process involves estimates. Management is satisfied that sufficient provision for obsolete and slow-moving inventories has been made as at 31 December 2007.

Estimation of fair value of properties

In the absence of current prices in an active market for similar properties, the Group considers information from a variety of sources, including:

(a) current prices in an active market for properties of a different nature, condition or location (or subject to different leases or other contracts), adjusted to reflect those differences;

(b) recent prices of similar properties on less active markets, with adjustments to reflect any changes in economic conditions since the date of the transactions that occurred at those prices; and

(c) discounted cash flow projections based on reliable estimates of future cash flows, supported by the terms of any existing lease and other contracts and (when possible) by external evidence such as current market rents for similar properties in the same location and condition, and using discount rates that reflect current market assessments of the uncertainty in the amount and timing of the cash flows.

The principal assumptions for the Group's estimation of the fair value include those related to current market rents for similar properties in the same location and condition, appropriate discount rates, expected future market rents and future maintenance costs.

4. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

Business segments	***Nature of operations***
Wholesale and retail of fashion wear and accessories	The trading of fashion wear and accessories
Telecommunications operations	The provision of telecommunications services and the marketing and distribution of network cards and other accessories
Resort and recreational club operations	The provision of resort and recreational facilities and catering services
Investments and treasury	Treasury operations and the holding and trading of investments for short term and long term investment returns

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

4. SEGMENT INFORMATION (CONTINUED)

(a) BUSINESS SEGMENTS

The following tables present revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the years ended 31 December 2007 and 2006.

Group

	Wholesale and retail of fashion wear and accessories		Telecom-munications operations		Resort and recreational club operations		Investments and treasury		Consolidated	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Segment revenue:										
Sales to external customers	**214,168**	174,710	**3,535**	2,985	**17,134**	19,268	**31,190**	30,243	**266,027**	227,206
Other revenue	**1,574**	2,202	**90**	7	**4,867**	2,370	**27**	524	**6,558**	5,103
Total	**215,742**	176,912	**3,625**	2,992	**22,001**	21,638	**31,217**	30,767	**272,585**	232,309
Segment results	**8,040**	(11,039)	**6,999**	(3,397)	**4,723**	3,725	**56,333**	11,618	**76,095**	907
Unallocated expenses									**(2,829)**	(2,041)
Fair value gains/(losses) on revaluation of investment properties, net	**-**	–	**-**	–	**(24,100)**	8,782	**5,500**	1,200	**(18,600)**	9,982
Write-back of deficits on revaluation of resort and recreational club properties	**-**	–	**-**	–	**8,268**	2,563	**-**	–	**8,268**	2,563
Finance costs									**(1,291)**	(1,077)
Share of profits and losses of associates	**-**	–	**-**	–	**(3,087)**	(4,571)	**(3,301)**	1,719	**(6,388)**	(2,852)
Profit before tax									**55,255**	7,482
Tax									**-**	–
Profit for the year									**55,255**	7,482

NOTES TO FINANCIAL STATEMENTS

31 December 2007

4. SEGMENT INFORMATION (CONTINUED)

(a) BUSINESS SEGMENTS (CONTINUED)

Group

	Wholesale and retail of fashion wear and accessories		Telecom-munications operations		Resort and recreational club operations		Investments and treasury		Consolidated	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
	HK$'000	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000	**HK$'000**	HK$'000
Segment assets	**101,732**	97,568	**24,065**	18,280	**178,765**	190,637	**754,459**	704,035	**1,059,021**	1,010,520
Interests in associates	**–**	–	**–**	–	**8,304**	8,942	**8,954**	11,569	**17,258**	20,511
Total assets									**1,076,279**	1,031,031
Segment liabilities	**16,090**	14,464	**10,233**	23,141	**42,359**	45,970	**6,787**	3,068	**75,469**	86,643
Unallocated liabilities									**10,323**	14,971
Total liabilities									**85,792**	101,614
Other segment information:										
Depreciation and amortisation	**7,757**	7,028	**40**	107	**1,883**	1,781	**107**	105	**9,787**	9,021
Impairment losses recognised in the income statement	**–**	–	**–**	–	**206**	30	**55**	4,480	**261**	4,510
Write-back of accrued payables	**–**	–	**12,570**	8,060	**–**	–	**–**	–	**12,570**	8,060
Other non-cash expenses	**–**	–	**–**	26	**–**	40	**1,788**	12,038	**1,788**	12,104
Capital expenditure on:										
Property, plant and equipment	**1,687**	8,393	**–**	10	**78**	322	**159**	345	**1,924**	9,070
Investment properties	**–**	–	**–**	–	**586**	18	**–**	–	**586**	18
Surplus on revaluation of land and buildings recognised directly in equity attributable to equity holders of the Company	**–**	1,007	**–**	–	**–**	–	**–**	–	**–**	1,007

4. SEGMENT INFORMATION (CONTINUED)

(b) GEOGRAPHICAL SEGMENTS

The following table presents revenue and certain asset and expenditure information for the Group's geographical segments for the years ended 31 December 2007 and 2006.

Group

	Hong Kong		Mainland China		Other Asia Pacific regions		Others		Consolidated	
	2007	2006	**2007**	2006	**2007**	2006	**2007**	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000*
Segment revenue:										
Sales to external customers	**262,413**	224,132	**1,234**	3,070	**–**	4	**2,380**	–	**266,027**	227,206
Other segment information:										
Segment assets	**906,532**	843,390	**138,334**	155,991	**30,946**	30,706	**467**	944	**1,076,279**	1,031,031
Capital expenditure on:										
Property, plant and equipment	**1,924**	9,060	**–**	10	**–**	–	**–**	–	**1,924**	9,070
Investment properties	**–**	–	**586**	18	**–**	–	**–**	–	**586**	18

NOTES TO FINANCIAL STATEMENTS
31 December 2007

5. REVENUE, OTHER INCOME AND GAINS

The principal activities of the Group are the wholesale and retail of fashion wear and accessories, telecommunications operations, resort and recreational club operations, and investment and treasury operations. An analysis of revenue (which is also the Group's turnover), other income and gains is as follows:

	2007	2006
	HK$'000	*HK$'000*
Revenue		
Wholesale and retail of fashion wear and accessories	**214,168**	174,710
Telecommunications operations	**3,535**	2,985
Resort and recreational club operations	**17,134**	19,268
Dividend income from listed investments	**5,122**	4,765
Interest income	**26,068**	25,478
	266,027	227,206
Other income and gains		
Rental income	**894**	455
Management fees	**1,014**	1,833
Others	**4,650**	2,815
	6,558	5,103

6. PROFIT BEFORE TAX

The Group's profit before tax is arrived at after charging/(crediting):

	Notes	**2007**	2006
		HK$'000	*HK$'000*
Cost of inventories sold		**108,988**	97,272
Depreciation*	13	**9,710**	8,944
Auditors' remuneration for audit services		**1,398**	1,315
Amortisation of deferred revenue		**(3,335)**	(1,852)
Recognition of prepaid land premiums*	15	**77**	77
Operating lease payments for land and buildings:			
Minimum lease payments		**44,884**	36,307
Contingent rentals		**3,182**	1,854
Impairment of other receivables*		**–**	4,480
Write-back of accrued payables*		**(12,570)**	(8,060)
Fair value losses/(gains), net:			
Available-for-sale equity investments (transfer from equity)*		**55**	–
Equity investments at fair value through profit or loss*		**(38,147)**	2,065
Derivative instrument - a transaction not qualifying as a hedge*		**104**	(104)
Gains on disposal of equity investments at fair value through profit or loss, net*		**(4,626)**	(1,308)
Loss/(gain) on disposal of items of property, plant and equipment*		**(5,168)**	66
Net rental income		**(890)**	(449)
Employee benefits expense (including directors' remunerations *(note 8)*):			
Salaries, wages and other benefits		**57,009**	56,013
Pension scheme contributions under defined contribution schemes		**1,940**	2,011
Less: Forfeited contributions^		**–**	(48)
		58,949	57,976
Exchange gains, net*		**(8,579)**	(8,791)
Impairment of trade receivables		**206**	30
Fair value losses/(gains) on revaluation of investment properties, net	14	**18,600**	(9,982)
Write-back of deficits on revaluation of resort and recreational club properties	13	**(8,268)**	(2,563)
Write-down of inventories to net realisable value		**1,000**	1,000

* The balances are included in "Other operating income, net" on the face of the consolidated income statement.

^ At 31 December 2007, the Group had no forfeited contributions available to reduce its contributions to the pension schemes in future years (2006: Nil).

NOTES TO FINANCIAL STATEMENTS
31 December 2007

7. FINANCE COSTS

	Group	
	2007	2006
	HK$'000	*HK$'000*
Interest on bank loans and overdrafts wholly repayable within five years	**935**	704
Interest on a finance lease	**14**	14
Accretion of interest on debentures	**342**	359
	1,291	1,077

8. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	Group	
	2007	2006
	HK$'000	*HK$'000*
Fees	**400**	400
Other emoluments:		
Salaries, allowances and benefits in kind	**5,869**	5,806
Pension scheme contributions	**36**	36
Performance related bonuses	**242**	117
	6,147	5,959
	6,547	6,359

No share options or any other forms of share-based payments were granted to directors during the year (2006: Nil).

8. DIRECTORS' REMUNERATION (CONTINUED)

(a) INDEPENDENT NON-EXECUTIVE DIRECTORS

The fees paid to independent non-executive directors during the year were as follows:

	2007	2006
	HK$'000	*HK$'000*
Dr. Cecil Sze Tsung CHAO	**20**	20
Dr. Jen CHEN	**20**	20
Mr. Ian Grant ROBINSON	**240**	240
	280	280

There were no other emoluments payable to the independent non-executive directors during the year (2006: Nil).

NOTES TO FINANCIAL STATEMENTS

31 December 2007

8. DIRECTORS' REMUNERATION (CONTINUED)

(b) EXECUTIVE DIRECTORS AND A NON-EXECUTIVE DIRECTOR

	Fees	Salaries, allowances and benefits in kind	Pension scheme contributions	Performance related bonuses	Total remuneration
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
2007					
Executive directors:					
Mr. Joseph Wing Kong LEUNG	**40**	**288**	**12**	**12**	**352**
Mr. James C. NG	**20**	**3,958**	**12**	**165**	**4,155**
Mr. Derek Wai Choi LEUNG	**20**	**–**	**–**	**–**	**20**
Mr. Wing Tung YEUNG	**20**	**1,623**	**12**	**65**	**1,720**
	100	**5,869**	**36**	**242**	**6,247**
Non-executive director:					
Mr. Raymond Wai Pun LAU	**20**	**–**	**–**	**–**	**20**
	120	**5,869**	**36**	**242**	**6,267**
2006					
Executive directors:					
Mr. Joseph Wing Kong LEUNG	40	288	12	12	352
Mr. James C. NG	20	3,958	12	–	3,990
Mr. Derek Wai Choi LEUNG	20	–	–	–	20
Mr. Wing Tung YEUNG	20	1,560	12	105	1,697
	100	5,806	36	117	6,059
Non-executive director:					
Mr. Raymond Wai Pun LAU	20	–	–	–	20
	120	5,806	36	117	6,079

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

9. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included two (2006: two) directors, details of whose remuneration are set out in note 8 above. Details of the remuneration of the remaining three (2006: three) non-director, highest paid employees for the year are as follows:

	Group	
	2007	2006
	HK$'000	*HK$'000*
Salaries, allowances and benefits in kind	**4,357**	4,492
Pension scheme contributions	**126**	144
	4,483	4,636

The number of non-director, highest paid employees whose remuneration fell within the following bands is as follows:

	Number of employees	
	2007	2006
Nil to HK$1,000,000	**1**	2
HK$1,000,001 to HK$1,500,000	**1**	–
HK$2,500,001 to HK$3,000,000	**1**	1
	3	3

No share options or any other forms of share-based payments were granted to the five highest paid employees during the year (2006: Nil).

NOTES TO FINANCIAL STATEMENTS
31 December 2007

10. TAX

No provision for Hong Kong profits tax and overseas income tax has been made for the year ended 31 December 2007 (2006: Nil) as the Company and its subsidiaries either did not generate any assessable profits for the year or have available tax losses brought forward from prior years to offset against any assessable profits generated during the year.

A reconciliation of the tax expense applicable to profit before tax using the applicable rate for the countries/ jurisdictions in which the Company and its subsidiaries are domiciled to the tax expense at the effective tax rate, and a reconciliation of the applicable rate to the effective tax rate, are as follows:

	Group			
	2007		2006	
	HK$'000	**%**	*HK$'000*	%
Profit before tax	**55,255**		7,482	
Tax charge at the applicable tax rate	**10,346**	**18.7**	1,716	22.9
Income not subject to tax	**(8,347)**	**(15.1)**	(7,970)	(106.5)
Expenses not deductible for tax	**3,747**	**6.8**	3,749	50.1
Tax losses not recognised	**3,946**	**7.1**	3,723	49.8
Tax losses utilised from previous periods	**(9,692)**	**(17.5)**	(1,218)	(16.3)
Tax charge at the Group's effective rate	**–**	**–**	–	–

11. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The consolidated profit attributable to equity holders of the Company for the year ended 31 December 2007 includes a profit of HK$44,861,000 (2006: HK$21,163,000) which has been dealt with in the financial statements of the Company (note 34(b)).

12. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

The calculation of basic earnings per share amounts is based on the profit for the year attributable to ordinary equity holders of the Company of HK$52,426,000 (2006: HK$12,047,000), and the weighted average number of ordinary shares in issue during the year of 1,650,658,676 (2006: 1,650,658,676).

Diluted earnings per share amounts for the years ended 31 December 2007 and 2006 have not been disclosed as there were no diluting events during these years.

13. PROPERTY, PLANT AND EQUIPMENT

Group

	Land and buildings HK$'000	Resort and recreational club properties HK$'000	Leasehold improvements HK$'000	Furniture, fixtures and equipment HK$'000	Communications equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
31 December 2007							
Cost or valuation:							
At beginning of year	9,200	62,300	1,875	47,959	37,552	3,493	162,379
Additions	–	–	100	1,824	–	–	1,924
Disposals	(9,200)	–	–	(9,201)	–	–	(18,401)
Surplus on revaluation	–	8,268	–	–	–	–	8,268
Elimination of accumulated depreciation	–	(1,568)	–	–	–	–	(1,568)
Exchange realignment	–	–	22	32	–	35	89
At 31 December 2007	–	69,000	1,997	40,614	37,552	3,528	152,691
Accumulated depreciation and impairment:							
At beginning of year	–	–	1,662	35,532	37,552	2,995	77,741
Depreciation provided during the year	1,368	1,568	94	6,557	–	123	9,710
Write-back on revaluation	–	(1,568)	–	–	–	–	(1,568)
Disposals	(1,368)	–	–	(9,201)	–	–	(10,569)
Exchange realignment	–	–	18	29	–	27	74
At 31 December 2007	–	–	1,774	32,917	37,552	3,145	75,388
Net book value:							
At 31 December 2007	–	69,000	223	7,697	–	383	77,303
Analysis of cost or valuation:							
At cost	–	–	1,997	40,614	37,552	3,528	83,691
At 31 December 2007 valuation	–	69,000	–	–	–	–	69,000
	–	69,000	1,997	40,614	37,552	3,528	152,691

NOTES TO FINANCIAL STATEMENTS
31 December 2007

13. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Group

	Land and buildings *HK$'000*	Resort and recreational club properties *HK$'000*	Leasehold improve-ments *HK$'000*	Furniture, fixtures and equipment *HK$'000*	Com-munications equipment *HK$'000*	Motor vehicles *HK$'000*	Total *HK$'000*
31 December 2006							
Cost or valuation:							
At beginning of year	8,500	61,200	1,678	45,022	37,565	3,535	157,500
Additions	–	–	183	8,887	–	–	9,070
Disposals	–	–	–	(6,038)	(13)	(69)	(6,120)
Surplus on revaluation	1,678	2,563	–	–	–	–	4,241
Elimination of accumulated depreciation	(978)	(1,463)	–	–	–	–	(2,441)
Exchange realignment	–	–	14	88	–	27	129
At 31 December 2006	9,200	62,300	1,875	47,959	37,552	3,493	162,379
Accumulated depreciation and impairment:							
At beginning of year	–	–	1,558	35,193	37,565	2,858	77,174
Depreciation provided during the year	978	1,463	95	6,260	–	148	8,944
Write-back on revaluation	(978)	(1,463)	–	–	–	–	(2,441)
Disposals	–	–	–	(6,005)	(13)	(30)	(6,048)
Exchange realignment	–	–	9	84	–	19	112
At 31 December 2006	–	–	1,662	35,532	37,552	2,995	77,741
Net book value:							
At 31 December 2006	9,200	62,300	213	12,427	–	498	84,638
Analysis of cost or valuation:							
At cost	–	–	1,875	47,959	37,552	3,493	90,879
At 31 December 2006 valuation	9,200	62,300	–	–	–	–	71,500
	9,200	62,300	1,875	47,959	37,552	3,493	162,379

13. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Company

	Leasehold improvements HK$'000	Furniture, fixtures and equipment HK$'000	Total HK$'000
31 December 2007			
Cost:			
At beginning of year	**183**	**164**	**347**
Additions	**100**	**60**	**160**
At 31 December 2007	**283**	**224**	**507**
Accumulated depreciation:			
At beginning of year	**25**	**51**	**76**
Depreciation provided during the year	**38**	**69**	**107**
At 31 December 2007	**63**	**120**	**183**
Net book value:			
At 31 December 2007	**220**	**104**	**324**
31 December 2006			
Cost:			
At beginning of year	–	3	3
Additions	183	161	344
At 31 December 2006	183	164	347
Accumulated depreciation:			
At beginning of year	–	3	3
Depreciation provided during the year	25	48	73
At 31 December 2006	25	51	76
Net book value:			
At 31 December 2006	158	113	271

13. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

The net book value of a motor vehicle held under a finance lease included in the total amount of the Group's motor vehicles at 31 December 2007 amounted to HK$248,000 (2006: HK$341,000).

The Group's resort and recreational club properties are situated in Hong Kong and are held under medium term leases.

The Group's resort and recreational club properties were revalued at 31 December 2007 and 2006 by independent professionally qualified valuers, DTZ Debenham Tie Leung Limited ("DTZ"), on a depreciated replacement cost basis. The revaluation surplus of HK$8,268,000 (2006: HK$2,563,000) for the year ended 31 December 2007 has been credited to the income statement to write-back deficits on previous revaluations.

Had the Group's resort and recreational club properties been carried at historical cost less accumulated depreciation and impairment losses as at 31 December 2007, their aggregate carrying amount would have been approximately HK$27,454,000.

14. INVESTMENT PROPERTIES

	Group	
	2007	2006
	HK$'000	*HK$'000*
Carrying amount at 1 January	**123,900**	109,700
Additions	**586**	18
Net profit/(loss) from a fair value adjustment	**(18,600)**	9,982
Exchange realignment	**8,014**	4,200
Carrying amount at 31 December	**113,900**	123,900

14. INVESTMENT PROPERTIES (CONTINUED)

At 31 December 2007, the Group's investment properties comprised industrial property units situated in Hong Kong of HK$11,400,000 (2006: HK$5,900,000) and resort and recreational club properties situated in Mainland China of HK$102,500,000 (2006: HK$118,000,000). These properties are held under medium term leases.

The Group's industrial property units are held for capital appreciation purpose whereas its resort and recreational club properties are held for leasing to an associate of the Group, Shanghai Landis Hospitality Management Co. Ltd., under an operating lease arrangement for resort and recreational club operations. Further summary details of the lease are included in note 37(a) to the financial statements.

	Company	
	2007	2006
	HK$'000	*HK$'000*
Carrying amount at 1 January	**127,900**	122,700
Net profit from a fair value adjustment	**500**	5,200
Carrying amount at 31 December	**128,400**	127,900

At 31 December 2007, the Company's investment properties comprised industrial property units of HK$11,400,000 (2006: HK$5,900,000) and resort and recreational club properties of HK$117,000,000 (2006: HK$122,000,000) which are situated in Hong Kong and are held under medium term leases.

The Company's industrial property units are held for capital appreciation purpose whereas its resort and recreational club properties are leased to its wholly-owned subsidiary, Hill Top Country Club Limited, for resort and recreational club operations.

The Group's and the Company's investment properties were revalued individually at 31 December 2007 and 2006 by independent professionally qualified valuers, DTZ, on an open market, existing use basis.

Further particulars of the Group's investment properties are included on page 102.

NOTES TO FINANCIAL STATEMENTS

31 December 2007

15. PREPAID LAND PREMIUMS

	Group	
	2007	2006
	HK$'000	*HK$'000*
Carrying amount at 1 January	**3,140**	3,217
Recognised during the year	**(77)**	(77)
Carrying amount at 31 December	**3,063**	3,140
Current portion	**(77)**	(77)
Non-current portion	**2,986**	3,063

The leasehold land is held under a medium term lease and is situated in Hong Kong.

16. GOODWILL

Goodwill capitalised as an asset in the consolidated balance sheet arose from the acquisition of subsidiaries.

	Group
	HK$'000
Cost:	
At 1 January 2006, 31 December 2006, 1 January 2007 and 31 December 2007	8,045
Accumulated impairment:	
At 1 January 2006, 31 December 2006, 1 January 2007 and 31 December 2007	1,435
Net carrying amount:	
At 31 December 2007 and 2006	6,610

Impairment testing of goodwill

Goodwill of a carrying amount of HK$6,610,000 (2006: HK$6,610,000) as at 31 December 2007 relates to the Group's wholesale and retail of fashion wear and accessories business (the "Fashion Business").

The recoverable amount of the Group's Fashion Business has been determined based on a value in use calculation, using cash flow projections based on financial budgets approved by management that cover a 15-year period. Assumptions have been made by management that the cash flows from the Group's Fashion Business will continue beyond at least the forecast period in view of management's long term experience in running the business. The discount rate applied to the cash flow projections is 7.5%.

16. GOODWILL (CONTINUED)

The annual growth rate used to extrapolate the cash flows of the Group's Fashion Business during the forecast period is 6% based on the assumptions that there will be no significant economic downturn throughout the period, taking into account of the market competition and the continuous growth in market demand for upscale fashion wear and accessories.

Management has considered the assumptions used in the cash flow projections, taking into account the business expansion plan going forward, which includes the strategic expansion in Hong Kong and other cities in China, and believes that there is no impairment in the goodwill related to the Fashion Business. Management believes that any reasonably foreseeable change in any of the key assumptions would not cause the carrying amount of the goodwill to exceed its recoverable amount.

17. INTERESTS IN SUBSIDIARIES

	Company	
	2007	2006
	HK$'000	*HK$'000*
Unlisted shares, at cost	**12,700**	12,700
Due from subsidiaries	**1,308,746**	1,282,104
	1,321,446	1,294,804
Provision for impairment	**(1,095,836)**	(1,070,024)
	225,610	224,780

Impairment losses were recognised for investments in the unlisted shares of subsidiaries and amounts due from subsidiaries with carrying amounts (before deducting the impairment losses) of HK$12,700,000 and HK$1,083,136,000, respectively, because these subsidiaries have insufficient assets to be realised for the Company to recover its interests therein. During the year ended 31 December 2007, there was no movement in the impairment recognised for the investments in unlisted shares (2006: Nil) and the increase in impairment for amounts due from subsidiaries was HK$25,812,000 (2006: HK$15,543,000).

The amounts due from subsidiaries are unsecured, interest-free and not due for settlement within one year. The amount due to a subsidiary is unsecured, interest-free and has no fixed terms of repayment.

The carrying amounts of all balances with subsidiaries approximate to their fair values.

NOTES TO FINANCIAL STATEMENTS
31 December 2007

17. INTERESTS IN SUBSIDIARIES (CONTINUED)

Particulars of the principal subsidiaries are as follows:

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary/ registered share capital	Percentage of equity attributable to the Company Direct	Percentage of equity attributable to the Company Indirect	Principal activities
Asia Pacific Telecommunications Limited	Hong Kong	HK$2,000	–	100	Provision of telecom-munications services
e-New Media Technology Limited	British Virgin Islands/ Hong Kong	US$1	100	–	Investment holding
e-Media (Asia) Limited	Cayman Islands/ Hong Kong	US$1	100	–	Investment holding
ENM Investments Limited	Cayman Islands/ Hong Kong	US$1	100	–	Investment holding
Fortress Global Limited	Hong Kong	HK$2	–	100	Investment holding
Hill Top Country Club Limited	Hong Kong	HK$10,000,000	100	–	Recreational club operations
Jackpot International Business Inc.	British Virgin Islands/ Hong Kong	US$1	–	100	Investment holding
Kenmure Limited	Hong Kong	HK$55,000,000	–	60	Investment holding
Lion Dragon Limited	British Virgin Islands/ Hong Kong	US$1	–	100	Investment holding
New Media Corporation	Cayman Islands/ Hong Kong	US$2,227,280	–	100	Investment holding
Powerbridge Limited	British Virgin Islands/ Hong Kong	US$600,000	–	75	Investment holding

17. INTERESTS IN SUBSIDIARIES (CONTINUED)

Particulars of the principal subsidiaries are as follows (Continued):

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary/ registered share capital	Percentage of equity attributable to the Company Direct	Percentage of equity attributable to the Company Indirect	Principal activities
Richtime Management Limited	British Virgin Islands/ Hong Kong	US$1	–	100	Investment holding
Shanghai ENM Telecom & Technology Limited*#	People's Republic of China ("PRC")/ Mainland China	US$1,000,000	–	75	Marketing and distribution of network cards and other accessories
Shanghai Hilltop Resort Hotel Ltd. ("Shanghai Hilltop")**#	PRC/ Mainland China	US$7,200,000	–	80	Property investment in a resort and recreational club
The Swank Shop Limited	Hong Kong	HK$104,500,000	–	60	Retail and wholesale of fashion wear and accessories
Ventures Triumph Limited	British Virgin Islands/ Hong Kong	US$1	–	100	Investment holding
Voice Information Systems Limited	Hong Kong	Ordinary "A" HK$3,000,000 Ordinary "B" HK$2,000,000	–	100	Provision of telecom-munications services
Wintalent International Limited	British Virgin Islands/ Hong Kong	US$1	–	100	Investment holding

* Registered as a wholly-foreign-owned enterprise established in the PRC

** Registered as a Sino-foreign co-operation joint venture established in the PRC

\# The English names are direct translations of the Chinese names of the entities

17. INTERESTS IN SUBSIDIARIES (CONTINUED)

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

18. INTERESTS IN ASSOCIATES

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Unlisted shares, at cost	**–**	–	**1**	1
Share of net assets	**15,406**	14,276	**–**	–
Goodwill on acquisition	**14,986**	14,986	**–**	–
	30,392	29,262	**1**	1
Due from associates	**1,385**	5,768	**346**	321
	31,777	35,030	**347**	322
Provision for impairment	**(14,519)**	(14,519)	**–**	–
	17,258	20,511	**347**	322

The amounts due from associates are unsecured, interest-free and not due for settlement within one year. The carrying amounts of all balances with associates approximate to their fair values.

Included in goodwill on acquisition was an amount of HK$14,519,000 (2006: HK$14,519,000) as at 31 December 2007 which arose from the acquisition of 20% equity interest in Beijing Smartdot Technologies Co. Ltd.. This goodwill balance had been fully impaired in prior years.

18. INTERESTS IN ASSOCIATES (CONTINUED)

Particulars of the principal associates are as follows:

Name	Particulars of issued shares held/registered share capital	Place of incorporation/ registration	Percentage of ownership interest attributable to the Group	Principal activities
Beijing Smartdot Technologies Co. Ltd.	RMB37,742,000	PRC	20	Software development and provision of project solutions
Shanghai Landis Hospitality Management Co. Ltd. ("Shanghai Landis") #	US$8,000,000	PRC	35	Resort and recreational club management
Ventile Investments Limited	100 ordinary shares of US$1 each	British Virgin Islands	35	Provision of financing services

\# The English name is a direct translation of the Chinese name of the company.

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

The following table illustrates the summarised financial information of the Group's principal associates extracted from their financial statements:

	2007	2006
	HK$'000	*HK$'000*
Assets	**174,490**	167,828
Liabilities	**(110,757)**	(99,928)
Revenues	**122,864**	96,337
Loss	**(20,211)**	(4,721)

19. AVAILABLE-FOR-SALE EQUITY INVESTMENTS

	Group	
	2007	2006
	HK$'000	*HK$'000*
Overseas listed equity investments, at fair value	**70**	125
Unlisted equity investments, at cost less impairment loss	**35,378**	35,378
	35,448	35,503

During the year ended 31 December 2007, the gross loss of the Group's available-for-sale equity investments recognised directly in equity amounted to HK$55,000 (2006: Nil) and this entire balance was removed from equity and recognised in the income statement for the year. No gross gain or loss of the Group's available-for-sale equity investments was recognised directly in equity for the year ended 31 December 2006.

The above investments consist of investments in equity securities which were designated as available-for-sale financial assets and have no fixed maturity date or coupon rate.

The fair values of listed equity investments are based on quoted market prices. The unlisted equity investments are carried at cost, less any impairment losses, because the directors are of the opinion that their fair values cannot be measured reliably. Such investments are non-derivative and mainly represent investments in the shares of entities principally involved in medical drug development, manufacturing and distribution, and electronic payment and intra-bank fund transfer services. The Group does not intend to dispose of them in the near future.

20. INVENTORIES

As at 31 December 2007 and 2006, all of the Group's inventories represented finished goods.

21. TRADE RECEIVABLES

	Group	
	2007	2006
	HK$'000	*HK$'000*
Trade receivables	**9,098**	10,567
Impairment	**(1,937)**	(1,866)
	7,161	8,701

The Group maintains a defined credit policy for its trade customers and the credit terms given vary according to the business activities. The financial strength of and the length of business relationship with the customers, on an individual basis, are considered in arriving at the respective credit terms. Overdue balances are reviewed regularly by management.

21. TRADE RECEIVABLES (CONTINUED)

An aged analysis of the trade receivables as at the balance sheet date, based on the invoice date and net of provisions, is as follows:

	Group	
	2007	2006
	HK$'000	*HK$'000*
Within 1 month	**4,128**	5,847
2 to 3 months	**844**	290
Over 3 months	**2,189**	2,564
	7,161	8,701

The movements in provision for impairment of trade receivables are as follows:

	Group	
	2007	2006
	HK$'000	*HK$'000*
At 1 January	**1,866**	1,872
Impairment losses recognised *(note 6)*	**206**	30
Amount written off as uncollectible	**(135)**	(36)
At 31 December	**1,937**	1,866

Included in the above provision for impairment of trade receivables was a provision for individually impaired trade receivables of HK$1,937,000 (2006: HK$1,866,000) with a carrying amount of HK$1,937,000 (2006: HK$1,866,000). The individually impaired trade receivables relate to customers that have been in default for prolonged periods and there is significant uncertainty over the recovery of the balances. The Group does not hold any collateral or other credit enhancements over these balances.

21. TRADE RECEIVABLES (CONTINUED)

The aged analysis of the trade receivables that are neither individually nor collectively considered to be impaired is as follows:

	Group	
	2007	2006
	HK$'000	*HK$'000*
Neither past due nor impaired	**4,160**	5,847
Less than 1 month past due	**290**	276
1 to 3 months past due	**522**	252
Over 3 months past due	**2,189**	2,326
	7,161	8,701

Receivables that were neither past due nor impaired relate to a number of debtors for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral or other credit enhancements over these balances.

The carrying amounts of trade receivables approximate to their fair values.

22. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Deposits	**17,463**	17,713	**446**	381
Prepayments and other receivables	**16,193**	15,554	**5,699**	6,274
	33,656	33,267	**6,145**	6,655

None of the above assets is either past due or impaired. The financial assets included in the above balances relate to receivables for which there was no recent history of default and their carrying amounts approximate to their fair values.

23. EQUITY INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Listed equity investments, at market value:				
Hong Kong	**197,497**	153,881	**177,201**	143,381
Elsewhere	**397**	731	**–**	–
	197,894	154,612	**177,201**	143,381

The above equity investments at 31 December 2007 and 2006 were classified as held for trading and included the ordinary shares of HK$2 each of China Motor Bus Company, Limited, a company incorporated in Hong Kong, as follows:

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Market value of ordinary shares of China Motor Bus Company, Limited	**131,384**	118,413	**130,601**	117,706
Proportion of ownership interest	**4.5%**	4.5%	**4.5%**	4.5%

At the date of approval of these financial statements, the market value of the Group's short term equity investments held as at 31 December 2007 was approximately HK$179,353,000.

24. DERIVATIVE FINANCIAL INSTRUMENTS

The foreign exchange option contract held by the Group as at 31 December 2006 was carried at its fair value of HK$104,000.

The foreign exchange option contract was entered into by the Group to manage its exchange rate exposure and did not meet the criteria for hedge accounting. The fair value loss of the foreign exchange option contract for the year ended 31 December 2007 and up to its expiry amounted to HK$104,000, and was charged to the income statement for the year. During the year ended 31 December 2006, the fair value gain of the foreign exchange option of HK$104,000 was credited to the income statement for that year.

The Group had no outstanding foreign exchange option contracts as at 31 December 2007.

25. CASH AND BANK BALANCES AND DEPOSITS

At the balance sheet date, the cash and bank balances of the Group denominated in Renminbi ("RMB") amounted to HK$9,280,000 (2006: HK$7,042,000). The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between one day and one year depending on the immediate cash requirements of the Group, and earn interest at the respective short term time deposit rates. The bank balances and pledged deposits are deposited with creditworthy banks with no recent history of default. The carrying amounts of the cash and cash equivalents and the pledged deposits approximate to their fair values.

26. TRADE AND OTHER PAYABLES

Included in the Group's trade and other payables as at 31 December 2007 were trade and bills payables of HK$12,893,000 (2006: HK$25,948,000). As at 31 December 2007, the Company had no trade and bills payables (2006: Nil). An aged analysis of the Group's trade and bills payables as at the balance sheet date, based on the invoice date, is as follows:

	Group	
	2007	2006
	HK$'000	*HK$'000*
Within 1 month	**4,704**	5,700
2 to 3 months	**281**	274
Over 3 months	**7,908**	19,974
	12,893	25,948

All trade and other payables of the Group and the Company are unsecured, interest-free and repayable within three months or on demand. The carrying amounts of the financial liabilities included in the above balances approximate to their fair values.

27. INTEREST-BEARING BANK AND OTHER BORROWINGS

Group

	2007			2006		
	Effective interest rate (%)	**Maturity**	**HK$'000**	Effective interest rate (%)	Maturity	HK$'000
Current						
Finance lease payables *(note 28)*	**3**	**2008**	**92**	3	2007	91
Bank loans - unsecured	**7 to 8**	**2008**	**4,620**	7.75 to 8	2007	9,177
			4,712			9,268
Non-current						
Finance lease payables *(note 28)*	**3**	**2009-2010**	**114**	3	2008-2010	206
			4,826			9,474

Other than the fixed interest rate of 3% for the finance lease arrangement, all interest-bearing borrowings of the Group bear interest at floating rates. All interest-bearing bank and other borrowings of the Group are denominated in Hong Kong dollars.

The carrying amounts of the Group's current borrowings approximate to their fair values. The fair value of the Group's non-current finance lease payables with a carrying amount of HK$114,000 (2006: HK$206,000) was HK$119,000 (2006: HK$218,000) at the balance sheet date and was calculated by discounting the expected future cash flows at the prevailing interest rates.

NOTES TO FINANCIAL STATEMENTS
31 December 2007

28. FINANCE LEASE PAYABLES

The Group leases a motor vehicle under a finance lease arrangement with a remaining lease term of two years and three months as at 31 December 2007.

At 31 December 2007, the Group's total future minimum lease payments under the finance lease and their present values were as follows:

Group

	Minimum lease payments 2007 *HK$'000*	Minimum lease payments 2006 *HK$'000*	**Present value of minimum lease payments 2007 *HK$'000***	Present value of minimum lease payments 2006 *HK$'000*
Amounts payable:				
Within one year	**105**	105	**92**	91
In the second year	**105**	105	**91**	91
In the third to fifth years, inclusive	**26**	131	**23**	115
Total minimum finance lease payments	**236**	341	**206**	297
Future finance charges	**(30)**	(44)		
Total net finance lease payables	**206**	297		
Portion classified as current liabilities *(note 27)*	**(92)**	(91)		
Non-current portion *(note 27)*	**114**	206		

29. DEBENTURES

Each debenture holder is entitled to be a debenture member of the Hilltop Country Club (the "Club") operated by a subsidiary of the Group, Hill Top Country Club Limited, subject to the rules and by-laws of the Club so long as the debentures shall remain outstanding, and has the right to use and enjoy all the facilities of the Club free from payment of monthly subscription. At the balance sheet date, the redeemable periods of the Group's debentures carried at amortised cost were as follows:

	Group	
	2007	2006
	HK$'000	*HK$'000*
Within one year	**2,670**	4,102
In the second year	**385**	2,557
In the third to fifth years, inclusive	**3,077**	1,197
	3,462	3,754
	6,132	7,856

All redeemable debentures are denominated in Hong Kong dollars, interest-free and may be renewed upon maturity subject to the Group's consent.

The carrying amounts of the redeemable debentures approximate to their fair values.

30. OTHER LOANS

As at 31 December 2007, the unsecured loans from a minority shareholder of a subsidiary denominated in foreign currencies amounted to RMB1,216,241 (2006: RMB1,216,241) and US$521,859 (2006: US$521,859). The loans are interest-free and have no fixed terms of repayment. The carrying amounts of these loans approximate to their fair values.

NOTES TO FINANCIAL STATEMENTS
31 December 2007

31. DEFERRED TAX

The movements in deferred tax liabilities and assets during the year are as follows:

Group

	Depreciation allowance in excess of related depreciation *HK$'000*	Losses available for offset against future taxable profit *HK$'000*	Total *HK$'000*
At 1 January 2006	2,666	(2,666)	–
Deferred tax charged/(credited) to the income statement during the year	5,495	(5,495)	–
At 31 December 2006 and at 1 January 2007	8,161	(8,161)	–
Deferred tax charged/(credited) to the income statement during the year	1,559	(1,559)	–
At 31 December 2007	**9,720**	**(9,720)**	**–**

The Group has tax losses arising in Hong Kong of HK$496,029,000 (2006: HK$528,212,000) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. As disclosed above, deferred tax assets have been recognised in respect of these losses only to the extent to offset any deferred tax liabilities of the same subsidiaries. Deferred tax assets have not been recognised for tax losses of HK$440,487,000 (2006: HK$481,577,000) as the losses have arisen in subsidiaries that have either been loss-making for some time or whose availability of future taxable profits is unpredictable.

At 31 December 2007, there was no significant unrecognised deferred tax liability (2006: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries or associates as the Group has no liability to additional tax should such amounts be remitted.

32. SHARE CAPITAL

SHARES

	2007	2006
	HK$'000	*HK$'000*
Authorised:		
100,000,000,000 (2006: 100,000,000,000) ordinary shares of HK$0.01 each	**1,000,000**	1,000,000
Issued and fully paid:		
1,650,658,676 (2006: 1,650,658,676) ordinary shares of HK$0.01 each	**16,507**	16,507

A capital reorganisation scheme was approved by the shareholders at an extraordinary general meeting on 11 July 2002 and was subsequently confirmed by the sanction of an order of the High Court of Hong Kong dated 6 August 2002. Details of the capital reorganisation scheme are as follows:

(a) the authorised share capital of the Company was reduced from HK$1,000,000,000 (divided into 2,000,000,000 ordinary shares of HK$0.50 each) to HK$20,000,000 (divided into 2,000,000,000 ordinary shares of HK$0.01 each). Such reduction was effected by cancelling the paid-up capital per share by HK$0.49 on each of the 1,650,658,676 ordinary shares in issue on 6 August 2002, being the date on which the court petition was heard, and by reducing the nominal value of all the issued and unissued ordinary shares of the Company from HK$0.50 to HK$0.01 per ordinary share; and

(b) upon such reduction of capital taking effect:

(i) the authorised share capital of the Company was increased to its former amount of HK$1,000,000,000 by the creation of additional 98,000,000,000 ordinary shares of HK$0.01 each; and

(ii) a special reserve was created and credited with an amount equal to the credit arising from the said reduction of capital as detailed in (a) above, which amounted to HK$808,822,751. Such reserve shall not be treated as realised profit and shall, for as long as the Company shall remain a listed company, be treated as an undistributable reserve. However, the special reserve may be reduced by the aggregate of any increase in the issued capital or in the share premium account of the Company resulting from an issue of shares for cash or other new consideration or upon a capitalisation of distributable reserves.

SHARE OPTIONS

Details of the Company's share option schemes and the share options issued under the schemes are included in note 33 to the financial statements.

33. SHARE OPTION SCHEMES

In an extraordinary general meeting of the Company held on 14 June 2002, the shareholders of the Company formally approved the termination of the share option scheme adopted on 30 December 1997 (the "Old Scheme") and the adoption of a new share option scheme (the "New Scheme"), in compliance with the amended Chapter 17 of the Listing Rules and for the purpose of providing the Company a flexible means of giving incentives and rewards to executive directors and employees for their contributions to the Group. The Old Scheme expired on 29 December 2007 and all outstanding options granted under this scheme also lapsed.

Under the terms of the New Scheme, the board of directors may, at its discretion, invite executive directors and employees of the Group to take up options to subscribe for shares of the Company. The New Scheme shall be valid and effective for a period of 10 years ending on 13 June 2012, after which period no further options will be granted. The exercise price of options shall be determined by the board and shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the offer date, which must be a business day; (ii) a price being the average of the closing prices of the Company's shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the offer date; and (iii) the nominal value of the Company's shares. A nominal consideration of HK$1 is payable on acceptance of any option granted.

The total number of shares available for issue under the New Scheme at 31 December 2007 was 243,415,800 (2006: 243,415,800), which represented 14.7% (2006: 14.7%) of the issued share capital of the Company on the same date. In respect of the maximum entitlement of each participant under the New Scheme, the number of shares issued and to be issued upon exercise of the options granted to each participant in any 12-month period is limited to 1% of the Company's ordinary shares in issue. Any further grant of options in excess of this limit is subject to shareholders' approval in a general meeting.

At 31 December 2007 and the date of approval of these financial statements, no share options were outstanding. At 31 December 2006, the employees of the Company had 312,000 options granted under the Old Scheme to subscribe for shares of the Company (the market value per share of the Company at 31 December 2006 was HK$0.51). During the years ended 31 December 2007 and 2006, no share options were granted to the directors of the Company or the employees of the Group.

The share options of the Company are unlisted and each option gives the holder the right to subscribe for one ordinary share of HK$0.01 of the Company.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

33. SHARE OPTION SCHEMES (CONTINUED)

Share options granted to employees under the Old Scheme were as follows:

Date of grant of share options*	Exercise period of share options	Exercise price of share options per share** HK$	Number of share options At 1 January 2007	Lapsed during the year	At 31 December 2007
1 December 1999	1 December 1999 to 29 December 2007	1.804	48,000	(48,000)	–
1 August 2000	1 August 2000 to 29 December 2007	0.630	264,000	(264,000)	–
			312,000	(312,000)	–

* The vesting period of the share options was from the date of grant until the commencement of the exercise period.

** The exercise price of the share options was subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.

34. RESERVES

(a) GROUP

The amounts of the Group's reserves and the movements therein for the current year and the prior year are presented in the consolidated statement of changes in equity on page 29 of the financial statements.

(b) COMPANY

	Share premium account HK$'000	Special reserve HK$'000 (note 32(b)(ii))	Capital redemption reserve HK$'000	Accumulated losses HK$'000	Total HK$'000
At 1 January 2006	1,189,721	808,822	478	(1,090,795)	908,226
Profit for the year	–	–	–	21,163	21,163
At 31 December 2006 and 1 January 2007	1,189,721	808,822	478	(1,069,632)	929,389
Profit for the year	–	–	–	44,861	44,861
At 31 December 2007	**1,189,721**	**808,822**	**478**	**(1,024,771)**	**974,250**

35. MAJOR NON-CASH TRANSACTION

In the year ended 31 December 2007, the Group capitalised its advance to an associate of HK$5,446,000 as further capital contribution in proportion to the Group's equity interest as agreed amongst all other shareholders of the associate.

36. CONTINGENT LIABILITIES

At the balance sheet date, the Company or the Group had the following significant contingent liabilities:

(a) One of the telecommunications content providers of a subsidiary issued a letter through its solicitors in March 2002 claiming damages of US$1,500,000 (equivalent to HK$11,670,000) from that subsidiary in relation to changes of rates applied by that subsidiary for services delivered by the content provider. The claimant also disputed traffic volumes generated in the past and claimed to have been underpaid by at least US$2,736,000 (equivalent to HK$21,286,000).

Management studied the allegations raised and sought legal advice on the subsidiary's legal rights and liabilities. Upon advice, the subsidiary sought to refute most of the allegations and made a counterclaim of approximately US$6,215,000 (equivalent to HK$48,353,000) in September 2002 for the return of sums advanced on account to the content provider due to uncollectibles, discrepancies arising on reconciliation of traffic volumes and other related items. Thereafter, there has been no communication in respect of the mentioned claims between the subsidiary and the content provider.

In view of the above, management considers it unlikely that any loss will arise, and accordingly, no provision has been made in the financial statements.

(b) The Company had corporate guarantees executed as part of the security for general banking facilities granted to certain subsidiaries to the extent of HK$342,000 (2006: HK$342,000).

37. OPERATING LEASE ARRANGEMENTS

(a) AS LESSOR

The Group has entered into an operating lease arrangement with an associate of the Group, Shanghai Landis, for the lease of resort and recreational club properties (note 14 to the financial statements) under which the effective lease period is from 1 July 2006 to 30 June 2016.

At 31 December 2007, the Group had total future minimum lease receivables under a non-cancellable operating lease with the associate falling due as follows:

	Group	
	2007	2006
	HK$'000	*HK$'000*
Within one year	**1,134**	800
In the second to fifth years, inclusive	**5,682**	5,090
After five years	**4,971**	6,030
	11,787	11,920

During the year, no income was recognised by the Group in respect of contingent rentals receivable (2006: Nil).

(b) AS LESSEE

The Group leases certain of its properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from one to four years.

At 31 December 2007, the Group and the Company had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	Group		Company	
	2007	2006	**2007**	2006
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**36,773**	38,528	**809**	510
In the second to fifth years, inclusive	**37,116**	51,698	**–**	–
	73,889	90,226	**809**	510

NOTES TO FINANCIAL STATEMENTS

31 December 2007

38. COMMITMENTS

In addition to the operating lease commitments detailed in note 37(b) above, the Group had the following commitments at the balance sheet date:

(a) CAPITAL COMMITMENTS

	Group	
	2007	2006
	HK$'000	*HK$'000*
Contracted, but not provided, for development of resort properties	**–**	338

(b) OTHER COMMITMENT

The Company, acting on behalf of Hill Top Country Club Limited, a wholly-owned subsidiary of the Company, is a party to a co-operative joint venture agreement with a Mainland China joint venture partner in respect of the resort and recreational club properties of Shanghai Hilltop. According to the terms of the co-operative joint venture agreement and supplementary agreements entered into between 1996 and 2002, Shanghai Hilltop is committed to pay the Mainland China joint venture partner a minimum annual fee of RMB1,650,000 (equivalent to HK$1,749,000) and US$268,000 (equivalent to HK$2,085,000) from 2001 to 2008 and from 2009 to 2022, respectively. In 2003, Shanghai Hilltop entered into a management subcontracting agreement with Shanghai Landis, an associate of the Group, under which Shanghai Landis has undertaken to absorb any such amounts payable to the Mainland China joint venture partner by Shanghai Hilltop up to 30 June 2016, the expiry date of the management sub-contracting agreement.

At 31 December 2007, the minimum amount payable to the Mainland China joint venture partner by Shanghai Hilltop up to 2022 under the above arrangement was HK$30,940,000 (2006: HK$32,490,000), of which HK$17,387,000 (2006: HK$18,938,000) will be absorbed by Shanghai Landis up to 30 June 2016.

39. RELATED PARTY TRANSACTIONS

(a) In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:

		Group	
	Notes	**2007**	2006
		HK$'000	*HK$'000*
Rental expenses and building management fees paid to related companies	(i)	**2,027**	1,747
Rental income from an associate	(ii)	**848**	400

Notes:

(i) The rental expenses and building management fees paid to related companies controlled by a substantial shareholder of the Company were determined by reference to relevant industry practice, and included rental expenses of HK$1,735,000 (2006: HK$1,456,000) which constituted continuing connected transactions of the Company as defined under the Listing Rules. Details of the connected transactions of the Company are included in the report of the directors on pages 14 and 15.

(ii) The rental income from an associate arose from the lease of resort and recreational club properties in accordance with an operating lease arrangement agreed with the associate.

(b) Compensation of key management personnel of the Group:

	2007	2006
	HK$'000	*HK$'000*
Short term employee benefits	**10,869**	10,996
Post-employment benefits	**180**	182
Total compensation paid to key management personnel	**11,049**	11,178

Further details of directors' emoluments are included in note 8 to the financial statements.

NOTES TO FINANCIAL STATEMENTS
31 December 2007

40. FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as at the balance sheet date are as follows:

2007

	Group			
FINANCIAL ASSETS	**Financial assets at fair value through profit or loss - held for trading** *HK$'000*	**Loans and receivables** *HK$'000*	**Available-for-sale financial assets** *HK$'000*	**Total** *HK$'000*
Interests in associates	–	1,385	–	1,385
Available-for-sale equity investments	–	–	35,448	35,448
Trade receivables	–	7,161	–	7,161
Financial assets included in prepayments, deposits and other receivables	–	19,264	–	19,264
Equity investments at fair value through profit or loss	197,894	–	–	197,894
Pledged deposits	–	342	–	342
Time deposits	–	495,798	–	495,798
Cash and bank balances	–	46,487	–	46,487
	197,894	570,437	35,448	803,779

FINANCIAL LIABILITIES	**Financial liabilities at amortised cost** *HK$'000*
Trade and other payables	27,932
Interest-bearing bank and other borrowings	4,826
Debentures	6,132
Other loans	5,349
	44,239

40. FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

The carrying amounts of each of the categories of financial instruments as at the balance sheet date are as follows (continued):

2006

	Group			
FINANCIAL ASSETS	Financial assets at fair value through profit or loss - held for trading *HK$'000*	Loans and receivables *HK$'000*	Available-for-sale financial assets *HK$'000*	Total *HK$'000*
Interests in associates	–	5,768	–	5,768
Available-for-sale equity investments	–	–	35,503	35,503
Trade receivables	–	8,701	–	8,701
Financial assets included in prepayments, deposits and other receivables	–	20,361	–	20,361
Equity investments at fair value through profit or loss	154,612	–	–	154,612
Derivative financial instruments	104	–	–	104
Pledged deposits	–	342	–	342
Time deposits	–	495,074	–	495,074
Cash and bank balances	–	27,148	–	27,148
	154,716	557,394	35,503	747,613

FINANCIAL LIABILITIES	Financial liabilities at amortised cost *HK$'000*
Trade and other payables	37,116
Interest-bearing bank and other borrowings	9,474
Debentures	7,856
Other loans	5,304
	59,750

NOTES TO FINANCIAL STATEMENTS
31 December 2007

40. FINANCIAL INSTRUMENTS BY CATEGORY (CONTINUED)

The carrying amounts of each of the categories of financial instruments as at the balance sheet date are as follows (continued):

	Company					
FINANCIAL ASSETS	**2007**			2006		
	Financial assets at fair value through profit or loss - held for trading	**Loans and receivables**	**Total**	Financial assets at fair value through profit or loss - held for trading	Loans and receivables	Total
	HK$'000	***HK$'000***	***HK$'000***	*HK$'000*	*HK$'000*	*HK$'000*
Interests in subsidiaries	**–**	**225,610**	**225,610**	–	224,780	224,780
Interests in associates	**–**	**346**	**346**	–	321	321
Equity investments at fair value through profit or loss	**177,201**	**–**	**177,201**	143,381	–	143,381
Financial assets included in prepayments, deposits and other receivables	**–**	**5,749**	**5,749**	–	6,253	6,253
Pledged deposits	**–**	**342**	**342**	–	342	342
Time deposits	**–**	**495,798**	**495,798**	–	495,074	495,074
Cash and bank balances	**–**	**6,070**	**6,070**	–	4,553	4,553
	177,201	**733,915**	**911,116**	143,381	731,323	874,704

FINANCIAL LIABILITIES	**2007**	2006
	Financial liabilities at amortised cost	Financial liabilities at amortised cost
	HK$'000	*HK$'000*
Other payables	**3,806**	2,186
Due to subsidiaries	**45,275**	54,974
	49,081	57,160

41. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group has interest-bearing bank and other borrowings, and other loans for financing its operations and has various other financial assets and liabilities such as trade receivables and payables, which arise directly from its operations. The main risks arising from these financial instruments of the Group are interest rate risk, foreign currency risk, credit risk and liquidity risk.

In addition, the Group is exposed to equity price risk mainly arising from its listed equity investments which are carried at fair value.

The Group's risk management strategy aims to minimise the adverse effects of financial risks on the financial performance of the Group and the board reviews and agrees policies, as summarised below, for managing each of these risks. It is the Group's policy that financial instruments are not held or sold for speculative purposes.

INTEREST RATE RISK

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's short term interest-bearing bank borrowings with floating interest rates.

The Group's policy to manage its interest rate risk is to reduce or maintain its current level of interest-bearing borrowings. As the Group is not expected to significantly increase its level of interest-bearing borrowings, it has not used any interest rate swaps to hedge its exposure to interest rate risk.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Group's profit before tax (through the impact on floating rate borrowings) and the Group's equity.

	Increase/ (decrease) in basis points	**Increase/ (decrease) in profit before tax**	**Increase/ (decrease) in equity**
		HK$'000	*HK$'000*
2007			
Hong Kong dollar	**50**	**(3)**	**(3)**
Hong Kong dollar	**(50)**	**3**	**3**
2006			
Hong Kong dollar	50	(7)	(7)
Hong Kong dollar	(50)	7	7

NOTES TO FINANCIAL STATEMENTS

31 December 2007

41. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

FOREIGN CURRENCY RISK

The Group has transactional currency exposures. Such exposures arise from purchases in currencies other than the functional currency of the Group's subsidiaries. Approximately 99% (2006: 97%) of the Group's purchases are denominated in currencies other than the functional currency of the Group's subsidiaries.

The Group from time to time uses foreign exchange option contracts to partially manage foreign currency risk exposures and will continue to monitor such exposures and market conditions to determine if any other hedging arrangements are required in the future.

The following table demonstrates the sensitivity at the balance sheet date to a reasonably possible change in the US$ and Euro exchange rates, with all other variables held constant, of the Group's profit before tax (due to changes in the fair value of monetary assets and liabilities) and the Group's equity.

	Increase/ (decrease) in US$/Euro rate	Increase/ (decrease) in profit before tax	Increase/ (decrease) in equity
	%	*HK$'000*	*HK$'000*
2007			
If Hong Kong dollar weakens against Euro	**5**	**(172)**	**(172)**
If Hong Kong dollar strengthens against Euro	**(5)**	**172**	**172**
If Hong Kong dollar weakens against US$	**5**	**24,882**	**24,882**
If Hong Kong dollar strengthens against US$	**(5)**	**(24,882)**	**(24,882)**
2006			
If Hong Kong dollar weakens against Euro	5	(210)	(210)
If Hong Kong dollar strengthens against Euro	(5)	210	210
If Hong Kong dollar weakens against US$	5	22,677	22,677
If Hong Kong dollar strengthens against US$	(5)	(22,677)	(22,677)

41. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

CREDIT RISK

The Group trades on credit terms only with recognised and creditworthy third parties. Receivable balances are monitored on an ongoing basis and the Group's exposure to bad debt is not significant.

The credit risk of the Group's other financial assets, which comprise bank balances, deposits, other receivables and amounts due from associates, arises from default of the counterparty, with a maximum exposure equal to the carrying amounts of these instruments.

Since the Group trades only with recognised and creditworthy third parties, there is no requirement for collateral. As the Group's trade receivables relate to a large number of diversified customers, there is no significant concentration of credit risk within the Group.

Further quantitative data in respect of the Group's exposure to credit risk arising from trade receivables are disclosed in note 21 to the financial statements.

41. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

LIQUIDITY RISK

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial instruments and financial assets (e.g., trade receivables) and projected cash flows from operations.

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of interest-bearing bank and other borrowings.

The maturity profile of the Group's financial liabilities as at the balance sheet date, based on the contracted undiscounted payments, was as follows:

Group

	2007			
	Within 1 year or on demand	**More than 1 year but less than 2 years**	**More than 2 years but less than 5 years**	**Total**
	HK$'000	***HK$'000***	***HK$'000***	***HK$'000***
Trade and other payables	**27,932**	**—**	**—**	**27,932**
Interest-bearing bank and other borrowings	**4,712**	**91**	**23**	**4,826**
Debentures	**2,787**	**420**	**3,650**	**6,857**
Other loans	**5,349**	**—**	**—**	**5,349**
	40,780	**511**	**3,673**	**44,964**

	2006			
	Within 1 year or on demand	More than 1 year but less than 2 years	More than 2 years but less than 5 years	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade and other payables	37,116	—	—	37,116
Interest-bearing bank and other borrowings	9,268	92	114	9,474
Debentures	4,280	2,787	1,440	8,507
Other loans	5,304	—	—	5,304
	55,968	2,879	1,554	60,401

41. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

LIQUIDITY RISK (CONTINUED)

The maturity profile of the Company's financial liabilities as at the balance sheet date, based on the contracted undiscounted payments, was as follows:

	Company	
	2007	2006
	Within 1 year or on demand	Within 1 year or on demand
	HK$	*HK$*
Other payables	**3,806**	2,186
Due to a subsidiary	**45,275**	54,974
	49,081	57,160

EQUITY PRICE RISK

Equity price risk is the risk that the fair values of equity securities decrease as a result of changes in the levels of equity indices and the values of individual securities. The Group is mainly exposed to equity price risk arising from investments in listed equity securities classified as equity investments at fair value through profit or loss as at 31 December 2007. The Group's listed investments are primarily listed on the Stock Exchange and are valued at quoted market prices at the balance sheet date.

The market equity index for the Stock Exchange, at the close of business of the nearest trading day in the year to the balance sheet date, and its highest and lowest points during the year were as follows:

	31 December 2007	**High/low 2007**	31 December 2006	High/low 2006
Hong Kong - Hang Seng Index	**27,812**	**31,638/ 18,664**	19,964	20,001/ 14,944

41. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

EQUITY PRICE RISK (CONTINUED)

The following table demonstrates the sensitivity to every 5% change in the fair values of the equity investments, with all other variables held constant and before any impact on tax, based on their carrying amounts at the balance sheet date.

	Carrying amount of equity investments *HK$'000*	Increase/ (decrease) in profit before tax *HK$'000*	Increase/ (decrease) in equity *HK$'000*
2007			
Investments listed in Hong Kong			
- Held for trading	**197,497**	**9,875/ (9,875)**	**9,875/ (9,875)**
2006			
Investments listed in Hong Kong			
- Held for trading	153,881	7,694/ (7,694)	7,694/ (7,694)

CAPITAL MANAGEMENT

The primary objective of the Group's capital management is to safeguard the Group's ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholder value.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes during the years ended 31 December 2007 and 31 December 2006.

41. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (CONTINUED)

CAPITAL MANAGEMENT (CONTINUED)

The Group monitors capital using a gearing ratio, which is the total borrowings divided by the total equity attributable to equity holders of the Company. The Group's policy is to maintain a low level of debt and a gearing ratio not higher than 20%. The total borrowings include interest-bearing bank and other borrowings, debentures and other loans. The gearing ratios as at the balance sheet dates were as follows:

Group

	2007	2006
	HK$'000	*HK$'000*
Interest-bearing bank and other borrowings	**4,826**	9,474
Debentures	**6,132**	7,856
Other loans	**5,349**	5,304
Total borrowings	**16,307**	22,634
Shareholder's equity	**959,940**	901,904
Gearing ratio	**1.70%**	2.51%

42. POST BALANCE SHEET EVENTS

On 22 January 2008, the Company announced that on 21 January 2008, e-Media (Asia) Limited, a wholly-owned subsidiary of the Company, entered into agreements with the minority shareholders to acquire an aggregate additional 40% interest in Kenmure Limited for a total consideration of HK$22,000,000.

Kenmure Limited is currently a 60%-owned subsidiary of the Company and owns the entire interest of the Fashion Business of the Group. The proposed acquisition will be communicated to the shareholders of the Company in a circular and is subject to independent shareholders' approval in accordance with the Listing Rules.

43. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 28 March 2008.

PARTICULARS OF PROPERTIES

31 December 2007

INVESTMENT PROPERTIES

Location	Use	Tenure	Attributable interest of the Group
2737 Jiaotong Road, Putuo District, Shanghai, People's Republic of China	Resort and recreational club operations	Medium term lease	80%
Fourth and Fifth Floors, Roof and Parking Space Nos. 3 and 5, Wai Hing Factory Building, 37-41 Lam Tin Street, Kwai Chung, New Territories, Hong Kong	Capital appreciation	Medium term lease	100%

FIVE YEAR FINANCIAL SUMMARY

A summary of the results and of the assets, liabilities and minority interests of the Group for the last five financial years, as extracted from the published audited financial statements and restated/reclassified as appropriate, is set out below.

RESULTS

	Year ended 31 December				
	2007	2006	2005	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
REVENUE	**266,027**	227,206	242,536	221,273	138,600
PROFIT/(LOSS) FROM OPERATING ACTIVITIES	**62,934**	11,411	18,802	17,646	(14,676)
Finance costs	**(1,291)**	(1,077)	(969)	(377)	(969)
Share of profits and losses of associates	**(6,388)**	(2,852)	(2,883)	(5,112)	(19,472)
PROFIT/(LOSS) BEFORE TAX	**55,255**	7,482	14,950	12,157	(35,117)
Tax	**–**	–	43	159	(111)
PROFIT/(LOSS) FOR THE YEAR	**55,255**	7,482	14,993	12,316	(35,228)
Attributable to:					
Equity holders of the Company	**52,426**	12,047	10,923	7,039	(36,746)
Minority interests	**2,829**	(4,565)	4,070	5,277	1,518
	55,255	7,482	14,993	12,316	(35,228)

ASSETS, LIABILITIES AND MINORITY INTERESTS

	As at 31 December				
	2007	2006	2005	2004	2003
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
TOTAL ASSETS	**1,076,279**	1,031,031	1,025,839	1,030,981	1,072,868
TOTAL LIABILITIES	**(85,792)**	(101,614)	(106,497)	(129,433)	(185,680)
MINORITY INTERESTS	**(30,547)**	(27,513)	(31,407)	(26,182)	(20,006)
	959,940	901,904	887,935	875,366	867,182

CORPORATE INFORMATION

EXECUTIVE DIRECTORS

Joseph Wing Kong LEUNG *(Chairman)*
James C. NG *(Chief Executive Officer)*
Derek Wai Choi LEUNG
Wing Tung YEUNG

NON-EXECUTIVE DIRECTOR

Raymond Wai Pun LAU

INDEPENDENT NON-EXECUTIVE DIRECTORS

Cecil Sze Tsung CHAO
Jen CHEN
Ian Grant ROBINSON

QUALIFIED ACCOUNTANT

Victor Yiu Keung CHIANG

COMPANY SECRETARY

Pui Man CHENG

AUDITORS

Ernst & Young
18th Floor
Two International Finance Centre
8 Finance Street
Central, Hong Kong

SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Hong Kong

PRINCIPAL BANKERS

UBS AG
United Commercial Bank
The Hongkong & Shanghai Banking Corporation Limited
Hang Seng Bank Limited

REGISTERED OFFICE

Suite 1502, 15th Floor
Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong

INCORPORATION IN HONG KONG

27 April 1966

LISTING

16 November 1972

NO. OF EMPLOYEES

258

WEB SITE

www.enmholdings.com

STOCK CODE

Hong Kong Stock Exchange: 0128
American Depositary Receipt: ENMHY

CORPORATE COMMUNICATIONS

Tel : (852) 2594 0600
Fax : (852) 2827 1491
Email : info@enmholdings.com



年報

2007



安寧控股有限公司

ENM Holdings Limited

(股份代號： 0128)

目錄



主席報告書

本人欣然呈報安寧控股有限公司(「本公司」)及其附屬公司(統稱「本集團」)截至二零零七年十二月三十一日止年度之全年業績。

業績

截至二零零七年十二月三十一日止年度，本集團之營業額增加17%至266,027,000港元，主要是由於時裝零售業務之營業額上升23%所致。時裝零售業務之增長強勁，主要是由於香港經濟向好，加上來自中國內地的訪客人數增加所致。此外，於上年度搬遷零售店舖後，年內之時裝零售業務銷售已重上軌道。

本集團錄得股東應佔溢利52,426,000港元，較上年度12,047,000港元增長335%。溢利增長主要來自出售若干物業之收益3,101,000港元及上市股本投資之淨值大幅增加42,718,000港元。

展望

上海洋洋顯達渡假酒店已計劃與專家合作，為俱樂部引入水療設施及特色食肆。本集團相信，此計劃將提升俱樂部會籍銷售，並有助促進團隊旅遊及公司會議等業務。

本集團將會為香港顯達鄉村俱樂部投入新資源，致力擴大俱樂部會籍基礎。

加上於二零零七年九月於國際金融中心商場開幕之首家Brunello Cucinelli專門店，本集團目前共有三間詩韻店舖及六間專門店，以及於大型百貨公司設有銷售點，涉及總購物樓面面積超過18,000平方呎。香港經濟將會持續增長，本集團對時裝零售業務之未來前景充滿信心。中國經濟迅速發展，造成對奢侈品有需求之富裕客戶數目日增。本集團現正研究在中國擴展時裝零售網絡之計劃。

本集團目前擁有Kenmure Limited之60%權益，該公司為時裝零售公司詩韻有限公司之控股公司。於二零零八年一月，本集團訂立協議向少數股東收購Kenmure Limited餘下之40%權益(「收購事項」)。收購事項須於二零零八年四月舉行之股東特別大會上獲股東批准方可作實，預期收購事項將於二零零八年第二季完成。

本集團會繼續物色潛質優厚之投資商機，藉以提高本集團價值及盈利能力。本集團擁有雄厚之資產及淨現金狀況，更能靈活地把握投資商機。

主席報告書

致謝

本人謹藉此機會感謝管理層團隊與員工對本集團忠誠及作出貢獻。本人亦謹此感謝各股東、業務夥伴及客戶對本集團之一貫信任及鼎力支持。

主席
梁榮江

香港，二零零八年三月二十八日

行政總裁報告書

財務回顧

於回顧年度內，本集團錄得營業額266,027,000港元(二零零六年：227,206,000港元)，較二零零六年增長17%。本公司權益持有人應佔綜合溢利為52,426,000港元(二零零六年：12,047,000港元)，較去年增加335%。每股盈利為3.18港仙(二零零六年：0.73港仙)。

流動資金及財務狀況

於二零零七年十二月三十一日，本集團之財務狀況穩健，持有現金及存款542,285,000港元(二零零六年：522,222,000港元)。於二零零七年十二月三十一日，借貸總額為16,307,000港元(二零零六年：22,634,000港元)，其中12,731,000港元(二零零六年：18,674,000港元)須於一年內到期償還。於年度結算日，本集團之資本負債比率(即借貸總額與本公司權益持有人應佔權益之比率)為1.7%(二零零六年：2.5%)。於二零零七年十二月三十一日之流動比率為13.9倍(二零零六年：10.5倍)。

於二零零七年十二月三十一日，本集團之借貸及銀行結餘主要以港元及美元為單位，而匯兌差額已於經審核財務報表內反映。本集團之所有借貸均為免息或以浮息計算。

本集團之進口採購主要以歐元及美元結算。本集團會不時審閱其外匯狀況及市場情況，以決定是否需要進行任何對沖。

資產抵押

本集團於二零零七年十二月三十一日抵押其定期存款44,000美元(二零零六年：44,000美元)，作為取得金額達44,000美元(二零零六年：44,000美元)之一般銀行融資之抵押。

僱員及酬金政策

於本報告刊發日期，本集團合共聘用258名全職僱員，大部分駐於本集團之香港辦事處。本集團之酬金政策乃按僱員表現而定，並符合各有關地區之薪酬趨勢。本集團提供僱員福利如職工保險計劃、公積金及退休金、酌情表現花紅、外部訓練支援，以及根據表現授予之購股權計劃。

行政總裁報告書

業務回顧

渡假中心及俱樂部業務

上海洋洋顯達渡假酒店(「洋洋顯達」)

洋洋顯達位處上海普陀區,由一間設有302個房間之四星級酒店、一個俱樂部及一座國際會議中心組成。

會員招募活動甚為成功。於二零零七年底,會員總人數已增至3,400名。

於二零零八年,俱樂部管理層計劃與水療及專業餐飲業經營者合作擴大服務範圍。預期將提升俱樂部會籍銷售並有助促進俱樂部之團隊旅遊及公司會議等業務。

香港顯達鄉村俱樂部(「顯達」)

顯達之營業額略遜於上年,主要是由於酒店業對於宴會及會議收入之激烈競爭及經營場所日趨老化所致。管理層擬於二零零八年翻新樓宇及設施以拓展顯達之會籍基礎。

電訊及科技

SinoPay.com Holdings Limited(「SinoPay」)

SinoPay之主要業務是透過與中國銀聯在上海成立之合營公司銀聯電子支付服務有限公司(「合營公司」),在中國提供商業對客戶電子支付及銀行間跨行轉賬解決方案服務。為增加收入來源,該合營公司今年已發展網上互惠基金交易平台,成效符合我們的預期。於二零零七年,該合營公司錄得營業額人民幣164,500,000元及純利人民幣29,000,000元,分別增長245%及195%。

北京慧點科技開發有限公司(「慧點」)

於二零零七年十二月十七日,本公司之全資附屬公司獅龍有限公司與慧點行政總裁及創辦人姜曉丹先生訂立權益轉讓協議,以代價人民幣12,000,000元(相等於約12,720,000港元)出售慧點之10%股權。預期出售於二零零八年上半年完成。出售完成後,獅龍有限公司仍將持有慧點10%股權。

慧點於中國從事軟件開發及解決方案項目。鑒於中國軟件行業現時競爭激烈,董事會認為現時乃出售其於慧點之部份投資之適當時機。由於撤銷過往年度之若干遞延開支,慧點於二零零七年錄得虧損淨額。

無線上網卡業務

在與中國聯通及中國移動通信之無線上網卡業務之基礎上，上海安電通信科技發展有限公司已將其銷售組合擴展至包括其他電子及通訊產品，如銷售終端機等。隨着更多新產品之推出銷售，管理層預計二零零八年其現時客戶群將會得到擴大。

時裝零售

詩韻有限公司(「詩韻」)

詩韻二零零七年之業績令人鼓舞，錄得營業額214,168,000港元，較上年增長23%。

經濟繁榮、嚴格管理控制及更專注之購貨計劃均對該表現作出貢獻。

毛利率自47%增長4%至51%。儘管店鋪租用成本較上年增加25%，但整體店鋪開支佔營業額之比例較二零零六年之45%減少至41%。總辦事處開支佔銷售額之比例亦較二零零六年之13%改善至10%。上述改善推動詩韻錄得純利7,300,000港元，其中5,168,000港元源自物業銷售。

在經營方面，本年度新開設兩間時裝店。

(i) 於二零零七年十二月於九龍海洋中心開設另一間Kenzo專門店。管理層相信在Louis Vuitton旗艦店(亞洲最大)於二零零八年三月在該店鋪對面開張後必將提高該地區之人流量，從而推動該店鋪之銷售增長。

(ii) 於二零零七年九月在香港國際金融中心商場開設Brunello Cucinelli專門店。該店鋪為香港首間Brunello Cucinelli專門店。該品牌在詩韻多品牌店舖擁有良好之往績記錄，在二零零八春夏季應開始有理想之表現。

行政總裁報告書

生物醫藥

健亞生物科技股份有限公司(「健亞」)

健亞為一家綜合性之特色藥廠，其業務範圍包括：開發新藥物及研製新劑型、為本地及國際藥物公司進行臨床測試、製藥，以及在台灣及區內市場進行藥物推廣及分銷。

由於對治療尿失禁的Urotrol及針對抗糖尿病藥的Diabetrol Slow Release的市場需求暢旺，品牌產品在二零零七年之銷售錄得大幅增長。CRO(委託臨床研究)及OEM(委託生產)領域之合同服務業務亦錄得逾20%之銷售增長。隨着日本衛生部厚生勞動省於二零零七年十二月對健亞批准AFM(醫藥品外國製造者認定)，健亞將積極尋求與日本藥品公司之間之更多劑型研製及OEM業務以拓展海外業務。

健亞與包括台灣工業科技研究院(「工研院」)及國家衛生研究院(「國研院」)在內的政府機構合作的研究計劃穩步推進。該等研究計劃將專注於治療痛風及代謝紊亂之特色藥品之開發，主要包括兩個擬發展新劑型藥物項目：一個間歇性跛行藥物項目而另一個為防嘔吐藥物項目。健亞計劃於二零零八年把上述兩個項目申請IND(試驗中新藥)。

行政總裁
吳智明

香港，二零零八年三月二十八日

董事及高級管理層簡介

執行董事

梁榮江先生，六十一歲，本集團主席。梁先生於二零零零年十二月加入本集團為執行董事，並於二零零一年三月獲委任為主席。梁先生同時出任本公司薪酬委員會主席。梁先生為華懋集團公司之董事。梁先生亦擔任香港聯合交易所有限公司主板上市公司卓能(集團)有限公司之獨立非執行董事及台灣證券交易所上市公司陽明海運股份公司之監察人。梁先生任Diamond Leaf Limited 及 Solution Bridge Limited之董事，該等公司根據證券及期貨條例第XV部均屬本公司之主要股東。梁先生擁有逾三十年之財務及地產發展管理經驗，並為香港地產行政學會資深會員及香港地產建設商會執行委員會委員。

吳智明先生，六十四歲，本集團行政總裁。吳先生於香港及美國銀行業積累逾三十年經驗。吳先生於二零零一年三月加入本集團前，曾擔任香港前第一太平銀行行政總裁及加州 United Savings Bank行政總裁，亦曾於香港及遠東區之大通銀行擔任高級職位。吳先生持有三藩市Golden Gate University工商管理碩士學位及美國St. Jose State University學士學位。吳先生為華懋集團公司之董事，並擔任香港僱主聯合會主席。

梁煒才先生，五十七歲，於二零零零年十二月加入本集團。梁先生持有理學士(工程系)學位，亦為特許會計師。梁先生擁有十六年銀行業經驗，曾掌管全球其中一間最大銀行之全資附屬銀行的財務及資本市場部約十年。梁先生於一九九七年初加入華懋集團，負責華懋集團之國際投資業務。

楊永東先生，五十三歲，於二零零一年十月加入本集團為執行副總裁，並於二零零二年十一月獲委任為董事，負責集團的投資業務。楊先生加入本集團前，曾於本港一間上市公司擔任董事總經理之私人助理逾十年，負責香港、中國及東南亞地區的投資及發展業務。在此之前，楊先生亦曾出任一家美資銀行的商業貸款部經理及於一所國際會計師行出任核數師。楊先生於一九七八年考獲美國Indiana University的工商管理碩士學位，並於同年通過美國公認會計師公會的公開考試。

董事及高級管理層簡介

非執行董事

劉偉棠先生，五十八歲，於二零零一年三月加入本集團。同時出任本公司審核委員會委員。劉先生為梁錦濠•關學林律師行之首席合夥人。劉先生為香港高等法院之律師，並合資格於英國及澳洲省市執業。劉先生亦為法律公證人及中國委託公證人。

獨立非執行董事

趙世曾博士，七十一歲，於二零零四年九月加入本集團。同時出任本公司審核委員會委員及薪酬委員會委員。趙博士為香港聯合交易所有限公司主板上市公司卓能(集團)有限公司的創辦人及執行主席。趙博士畢業於英國Durham大學，獲建築學榮譽學士銜，其後從事地產、投資、財務、樓宇設計及建築行業超過四十年。趙博士亦曾在政府屋宇署及建築部門工作及連續三十年擔任香港地產建設商會董事。趙博士乃香港註冊建築師及英國皇家建築師學會會員及持有美國摩利臣大學榮譽博士銜。趙博士亦榮獲二零零四年之世界傑出華人獎。

陳正博士，五十三歲，於二零零三年二月加入本集團。同時出任本公司審核委員會委員。陳博士於生化藥制業務方面擁有廣泛經驗及專業知識，現擔任台灣健亞生物科技股份有限公司主席及總經理。在此之前，陳博士擔任美國健亞股份有限公司亞洲業務副總裁，亦曾於諾華製藥公司之新藥發明及研究方面工作八年。陳博士擁有逾三十篇著作及十項專利。陳博士持有美國紐約羅徹斯特大學化學博士學位。

Ian Grant ROBINSON先生，六十八歲，於二零零四年九月加入本集團。同時出任本公司審核委員會主席及薪酬委員會委員。Robinson先生為顧問及管理公司Robinson Management Limited之主管。一九九五年該公司成立前，Robinson先生已任職專業會計師達39年，並於國際會計師行安永會計師事務所出任高級合夥人。Robinson先生自1980年一直駐於香港，為亞洲地區提供專業會計服務，並曾於世界多個主要國家工作。Robinson先生現出任美國納斯達克上市公司Brek Energy Corporation之主席及香港房屋協會之監事會委員及審核委員會主席。

高級管理層

康建熺先生，六十歲，於二零零三年十月加入本集團。康先生出任詩韻有限公司(「詩韻」)之董事總經理。康先生在英國完成工商管理課程後，於一九七四年參與家族企業業務。初期，康先生主理詩韻生產部門。一九八零年初，康先生開始掌管零售業務，並於一九九一年起，成為詩韻領導人。康先生在高級時裝零售界擁有寶貴經驗。

於一九九六年七月，康先生獲法國總統授予*Chevalier de l' Ordre National du Merite*稱號；並於二零零三年六月，獲授予*Chevalier de la Legion d' Honneur*稱號。

黃世禮先生，四十六歲，於二零零一年七月加入本集團為投資部副總裁。加入本集團前，黃先生擔任前第一太平銀行商業貸款部副總裁；及於一所美資銀行出任企業銀行主任，並在芝加哥及紐約獲得國際金融經驗。在加入銀行業前，黃先生亦曾於一所國際會計師行工作，負責投資評估及研究等工作。黃先生持有香港大學社會科學學士學位。

蔣耀強先生，四十三歲，於二零零三年十一月加入本集團。蔣先生為本集團財務總裁，負責本集團之整體財務管理。蔣先生擁有逾十六年專業會計工作及上市公司財務管理工作經驗。蔣先生畢業於香港中文大學，持有工商管理學士學位，為英格蘭及威爾斯特許會計師公會會員，以及香港會計師公會及英國特許公認會計師公會資深會員，蔣先生亦為香港執業會計師。

董事會報告

董事提呈截至二零零七年十二月三十一日止年度之董事會報告及本公司及本集團之經審核財務報表。

主要業務

本公司之主要業務為投資控股及證券買賣。附屬公司之主要業務為批發及零售時裝及飾物、經營電訊業務、經營渡假中心及俱樂部、投資控股及證券買賣。年內，本集團主要業務之性質並無重大轉變。

業績及股息

本集團截至二零零七年十二月三十一日止年度之溢利及本公司與本集團於該日之財務狀況載於財務報表第26至101頁。

董事並不建議派發截至二零零七年十二月三十一日止年度之任何股息(二零零六年：零港元)。

財務資料摘要

本集團過往五個財務年度公佈之業績及資產、負債及少數股東權益摘要載於第103頁，該等資料乃摘錄自經審核財務報表及作出適當之重新分類。該摘要並非經審核財務報表之一部分。

物業、機器及設備和投資物業

於本年度內，本公司及本集團之物業、機器及設備和投資物業之變動詳情分別載於財務報表附註13及14。

本集團投資物業之進一步詳情載於第102頁。

債券

本集團之俱樂部債券資料載於財務報表附註29。

股本及購股權

於本年度內，本公司之法定或已發行股本並無變動。於本年度內，本公司購股權變動之詳情載於財務報表附註33。

購買、贖回或出售本公司上市證券

本公司或其任何附屬公司於本年度內概無購買、贖回或出售本公司任何上市證券。

儲備

於本年度內，本公司及本集團儲備之變動詳情，分別載於財務報表附註34(b)及第29頁之綜合權益變動表。

可供分派儲備

於二零零七年十二月三十一日，按照公司條例第79B條之規定計算，本公司並無可供分派儲備(二零零六年：零港元)。

主要客戶及供應商

本集團五大客戶之銷售額佔本集團本年度銷售總額不足30%。本集團五大供應商之購貨額佔本集團本年度購貨總額約46%，而其中最大供應商之購貨額則約佔12%。

本公司各董事或彼等之聯繫人士或任何股東(據董事知悉，擁有本公司已發行股本5%以上)概無擁有本集團五大供應商之任何實益權益。

董事

於本年度內，本公司董事如下：

執行董事：

梁榮江先生*(主席)*
吳智明先生*(行政總裁)*
梁煒才先生
楊永東先生

非執行董事：

劉偉檳先生

獨立非執行董事：

趙世曾博士
陳正博士
Ian Grant ROBINSON先生

根據本公司組織章程細則第101條規定，趙世曾博士、陳正博士、Ian Grant ROBINSON先生須於應屆股東週年大會上依章輪值告退，惟彼等符合資格，願膺選連任。

董事會報告

董事及高級管理層簡介

本公司董事及本集團高級管理層之簡介載於本年報第8至10頁。

董事之服務合約

於即將舉行之股東週年大會上獲提名連任之董事，均無與本公司或其任何附屬公司訂立倘於一年內終止則須作出賠償之合約(法定賠償除外)。

董事於合約之權益

於本年度內，概無董事於本公司或其任何附屬公司所簽訂並對本集團業務而言屬重大之合約中，直接或間接擁有重大權益。

董事於股份之權益

於二零零七年十二月三十一日，本公司一名董事於本公司或其相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份中擁有須記入本公司根據證券及期貨條例第352條須存置之登記冊，或根據上市公司董事進行證券交易之標準守則須知會本公司及香港聯合交易所有限公司(「聯交所」)之權益如下：

於本公司每股面值0.01港元普通股之好倉：

董事姓名	通過受控制公司持有之股份數目	佔本公司已發行股本百分比
梁榮江先生	200,000	0.012%

除上文所披露者外，於二零零七年十二月三十一日，概無董事於本公司或其任何相聯法團之股份、相關股份或債券中擁有任何根據證券及期貨條例第352條須作登記，或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益或淡倉。

董事購入股份或債券之權利

董事或彼等各自之配偶或未成年子女於年內任何時間概無獲授予權利藉購入本公司股份或債券而獲取利益，彼等亦無行使任何有關權利，而本公司或其任何附屬公司並無參與任何安排，致使任何董事可於任何其他法人團體取得該等權利。

購股權計劃

本公司購股權計劃之詳情載於財務報表附註33。

薪酬政策

本集團僱員之薪酬政策由薪酬委員會按僱員之表現、資歷及能力而釐定。

本公司董事薪酬由薪酬委員會參照本公司之經營業績、個人表現及可供比較之市場統計數字釐定。

本公司已採納購股權計劃，作為對執行董事及僱員之獎勵，有關購股權計劃之詳情載於財務報表附註33。

主要股東於股份之權益

於二零零七年十二月三十一日，載於本公司根據證券及期貨條例第336條存置之登記冊內，擁有本公司已發行股本5%或以上之權益之人士如下：

於本公司每股面值0.01港元普通股之好倉：

名稱	直接權益	間接權益	所持有股數	佔本公司已發行股本百分比
Diamond Leaf Limited	162,216,503	–	162,216,503	9.8%
Solution Bridge Limited	408,757,642	–	408,757,642	24.8%
龔如心女士(已故)*(附註)*	–	570,974,145	570,974,145	34.6%

附註： 龔如心女士(已故)名下所披露之權益為因彼於Diamond Leaf Limited及Solution Bridge Limited所持有之權益，而被視為龔如心女士(已故)於本公司股份所持有之權益。

除上文所披露者外，於二零零七年十二月三十一日，概無任何人士根據證券及期貨條例第336條所規定登記擁有本公司之股份權益。

持續關連交易

於二零零五年四月二十八日，本公司與一名主要股東所控制之公司Hollywood Palace Company Limited(「業主」)訂立一份租賃協議(「租賃協議I」)，繼續租用位於九龍尖沙咀東部麼地道77號華懋廣場15樓1502及1521室，由二零零五年五月一日起計為期兩年，月租為145,620港元，並於租賃期內享有四個月免租期。

董事會報告

持續關連交易(續)

於二零零七年四月三十日，本公司與業主訂立一份租賃協議(「租賃協議II」)，繼續租用租賃協議I所列之物業，由二零零七年五月一日起計為期一年，月租為177,980港元，並於租賃期內享有四十五天免租期。

根據聯交所證券上市規則(「上市規則」)，租賃協議I和II構成本公司之持續關聯交易。本公司確認其已經遵照上市規則第14章之披露規定(如適用)。

上述持續關連交易已經本公司獨立非執行董事審閱，且確認有關交易是按照以下情況訂立：

(a) 本公司日常及一般業務過程；

(b) 按一般商業條款；及

(c) 有關協議之條款屬公平合理且符合本公司股東之整體利益。

本公司已接獲核數師一封函件，報告該持續關連交易：

(a) 已獲本公司董事會批准；及

(b) 乃按照租賃協議而訂立。

充足之公眾持股量

根據本公司所獲公開資料並就董事所悉，於本報告日期，本公司之公眾持股量一直符合上市規則之規定。

核數師

安永會計師事務所任滿告退，本公司將於應屆股東週年大會上提呈決議案，續聘該會計師事務所為本公司之核數師。

承董事會命

主席

梁榮江

香港，二零零八年三月二十八日

企業管治報告

本公司致力維持良好之企業管治標準及程序，以確保資料披露之完整性、透明度及質素，藉以提高股東價值。

企業管治常規

董事認為，截至二零零七年十二月三十一日止年度，本公司已遵守載於上市規則附錄十四之企業管治常規守則(「企業管治守則」)之守則條文，惟偏離根據企業管治守則之守則條文第A.4.1條有關董事服務任期之規定。

根據企業管治守則之守則條文第A.4.1條規定，非執行董事須以特定任期委任，並須接受重選。本公司之現任非執行董事及獨立非執行董事均不是以特定任期委任。然而，所有非執行董事及獨立非執行董事均須按本公司之章程細則之規定輪值告退。

董事會

(A) 董事會之組成

董事會目前由四名執行董事、一名非執行董事及三名獨立非執行董事組成，負起引導管理層之重要職能。

截至二零零七年十二月三十一日止年度之董事會成員為：

執行董事
梁榮江先生*(主席)*
吳智明先生*(行政總裁)*
梁煒才先生
楊永東先生

非執行董事
劉偉檳先生

獨立非執行董事
趙世曾博士
陳正博士
Ian Grant ROBINSON先生

董事會之架構會定期予以檢討，以確保專業知識、技術及經驗達致平衡，並能符合本集團之業務需要。董事之履歷資料載於第8頁及第9頁。

在所有公司通訊中已按董事類別(包括主席、執行董事、非執行董事及獨立非執行董事之姓名)披露董事會的架構。

就董事所知悉，本公司各董事之間概無任何財務、業務及親屬關係。彼等均可自由作出獨立判斷。

企業管治報告

董事會(續)

(B) 主席及行政總裁

梁榮江先生擔任董事會主席，吳智明先生則擔任本集團行政總裁。

主席負責管理董事會，而行政總裁則負責管理本公司業務。主席與行政總裁之職責已明確劃分。

主席亦負責確保全體董事均適當知悉有關董事會上所討論之事項，並已及時收到充分及可靠之資料。

(C) 獨立非執行董事

根據上市規則第3.10(1)條及第3.10(2)條，本公司已委任三名獨立非執行董事，當中Ian Grant ROBINSON先生在財務事宜方面擁有合適之專業資格及經驗。

本公司已接獲各獨立非執行董事根據上市規則第3.13條發出之年度獨立性確認書。本公司認為全體獨立非執行董事均具備獨立性。

(D) 委任、重選及撤換董事

董事會全體成員負責挑選及核准董事會候選成員之委任，因此並沒有成立提名委員會。

本公司現任非執行董事及獨立非執行董事概並非根據特定任期委任。然而，全體非執行董事及獨立非執行董事須按照本公司之章程細則規定輪值告退。

根據本公司之章程細則，任何獲委任以填補臨時空缺或新加入之董事僅可留任至本公司下一屆股東週年大會，並符合資格膺選連任。

於每屆股東週年大會上，當時在任之三分一之董事(或如董事人數並非三或三之倍數時，最接近但不少於三分一之董事)須輪值告退但符合資格膺選連任，而每位董事須至少每三年退任一次。每年告退之董事(包括以特定任期委任之董事)須為自上一次當選後任期最長之董事，但倘若多位董事乃於同一天獲委任，則以抽籤決定須告退之人選(除非該等董事另有協議者則作別論)。

截至二零零七年十二月三十一日止年度，董事會之架構並無變動。

董事會(續)

(E) 董事之責任

所有董事均充分了解彼等作為本公司董事之角色及職責。

新任董事於入職時，將獲簡介本集團之主要業務、彼等之責任及職責以及其他監管要求。

公司秘書負責向全體董事發放上市規則及其他相關監管要求之最新資料。

(F) 董事之證券交易

本公司已採納上市規則附錄十所載之上市公司董事進行證券交易之標準守則(「標準守則」)，作為本公司董事進行證券交易之操守守則。經向所有董事作出具體查詢後，所有董事於截至二零零七年十二月三十一日止年度已遵守標準守則規定之條款。

(G) 董事會會議

董事會於截至二零零七年十二月三十一日止年度，曾舉行四次定期董事會會議。截至二零零七年十二月三十一日止年度董事會之出席定期會議記錄如下：

	出席率
執行董事	
梁榮江先生*(主席)*	4/4
吳智明先生*(行政總裁)*	4/4
梁焯才先生	4/4
楊永東先生	4/4
非執行董事	
劉偉檳先生	4/4
獨立非執行董事	
趙世曾博士	1/4
陳正博士	3/4
Ian Grant ROBINSON先生	4/4

根據本公司之章程細則，董事可親身或透過其他電子通訊方式出席董事會會議。

董事均經諮詢以提出討論事項列入董事會會議議程。

本公司召開董事會定期會議應發出至少十四天通知，而召開其他董事會會議應發出合理通知。

企業管治報告

董事會(續)

(G) 董事會會議(續)

議程以及相關會議文件會於董事會會議三天前傳閱，確保董事對即將在董事會會議提出之事項能夠在掌握有關資料的情況下作出決定。

董事應可取得公司秘書的意見和服務，公司秘書之職責為向董事提供董事會文書及相關資料，以確保董事會程序及所有適用規則及規例得以遵守。

公司秘書負責記錄董事會之會議記錄。該等會議記錄須在每次會議後之合理時間內送交全體董事，並隨時可供董事查閱。會議記錄應對董事會會議上所討論事項及決議作記錄。

倘涉及主要股東或董事之潛在利益衝突，有關事宜會在實際董事會會議討論，而並不會以書面決議方式處理。獨立非執行董事會出席處理涉及利益衝突事宜之董事會會議。

董事及高級管理人員薪酬

本公司於二零零二年四月成立薪酬委員會。薪酬委員會之職權範圍已於二零零五年四月十五日作出修訂，以使其內容與載於企業管治守則之守則條文一致。薪酬委員會之經修訂職權範圍已刊載於本公司網頁。

現行薪酬委員會由本公司主席梁榮江先生，以及兩名獨立非執行董事，即趙世曾博士及Ian Grant ROBINSON先生組成。該委員會由梁榮江先生出任主席。

薪酬委員會之主要職能包括就本公司所有董事及高級管理人員之薪酬政策及架構提供建議，並不時根據董事會決議之企業目標及目的，檢討所有執行董事及高級管理人員之具體薪酬待遇。並無董事參與釐定其本身之薪酬。

薪酬委員會須就其他董事及高級管理人員之薪酬建議諮詢主席及／或行政總裁。

薪酬委員會獲提供充足資源以履行其職務，在有需要時尋求獨立專業意見，並由本公司支付費用。

董事及高級管理人員薪酬(續)

薪酬委員會於截至二零零七年十二月三十一日止年度舉行了一次會議。截至二零零七年十二月三十一日止年度，薪酬委員會之出席會議記錄如下：

	出席率
梁榮江先生	1/1
趙世曾博士	0/1
Ian Grant ROBINSON先生	1/1

二零零七年內，薪酬委員會的工作包括：

(i) 檢討董事及高級管理人員之薪酬政策；及

(ii) 就董事袍金向董事會作出建議。

問責及核數

(A) 財務匯報

董事會負責在所有企業通訊內，就本集團之表現、狀況及前景作出平衡、清晰及全面之評估。

董事可向管理層作出全面查詢且可於必要時獲取本集團之資料。董事可於其認為有需要時尋求獨立專業意見，並由本公司支付費用。

董事了解其在編製本集團財務報表之責任。本公司核數師就其對本集團財務報表之責任之聲明載於第24頁及第25頁之獨立核數師報告。

董事確認，經作出一切合理查詢後，就彼等所知、所了解及所信，彼等並不知悉任何重大不明朗之事件或情況，可能會對本公司持續經營能力造成重大疑慮。

(B) 內部監控

董事會全權負責維持健全和有效之內部監控系統，以保障股東之投資及本公司之資產。

於二零零七年，董事會對本集團之內部監控手冊進行過一次檢討，範圍涵蓋所有重要監控，包括財務、營運、合規監控及風險管理功能。董事會認為本集團之內部監控系統充足而有效。

企業管治報告

問責及核數(續)

(C) 審核委員會

本公司於一九九九年一月成立審核委員會。審核委員會之職權範圍已於二零零五年四月十五日作出修訂，以使其內容與載於企業管治守則之守則條文一致。審核委員會之經修訂職權範圍已刊載於本公司網頁。

現行審核委員會由一名非執行董事(劉偉檳先生)以及三名獨立非執行董事(趙世曾博士、陳正博士及Ian Grant ROBINSON先生)組成。該委員會由獨立非執行董事Ian Grant ROBINSON先生出任主席。

四名審核委員會成員在加入本公司之前一年，概無出任外聘核數師之合夥人。

審核委員會之主要職責包括檢討及監控本集團之財務匯報系統及內部監控程序，審閱本集團之財務資料，及監察與本公司核數師之關係。

審核委員會獲提供充足資源以履行其職務，在有需要時尋求獨立專業意見，並由本公司支付費用。

審核委員會於截至二零零七年十二月三十一日止年度舉行了兩次會議，而外聘核數師均有列席。截至二零零七年十二月三十一日止年度，審核委員會之出席會議記錄如下：

	出席率
Ian Grant ROBINSON先生	2/2
趙世曾博士	0/2
陳正博士	2/2
劉偉檳先生	2/2

二零零七年內，審核委員會之工作包括：

(i) 審閱本集團之中期及年度財務報表；

(ii) 審閱外聘核數師提供之非核數服務；及

(iii) 建議董事會重新委任安永會計師事務所出任本公司之核數師。

董事會與審核委員會對挑選、委任、辭任或罷免外聘核數師並無存在意見分歧。

公司秘書負責記錄審核委員會之會議記錄，而該等會議記錄須在每次會議後之合理時間內送交所有委員會成員。

問責及核數(續)

(D) 核數師酬金

截至二零零七年十二月三十一日止年度，本集團外聘核數師為本集團提供以下服務：

	千港元
核數服務	1,398
非核數服務：	
稅務服務	218
商定程序－關連人士交易	15
其他服務	265
	1,896

董事會權力之授權

(A) 管理職能

由主席領導之董事會負責制定本集團整體策略及監察管理層之表現。管理層在行政總裁之導領下負責處理本集團之日常業務。

下列事項須由董事會決定：

(i) 制定長期策略；

(ii) 批准各項公佈；

(iii) 批准重大銀行信貸；

(iv) 對各項重大收購及出售作出承擔；

(v) 對各項重大關連交易作出承擔；及

(vi) 審閱內部監控系統。

(B) 董事會轄下之委員會

董事會目前設有三個委員會，包括兩個與企業管治有關之委員會(即審核委員會及薪酬委員會)以及投資委員會。所有董事會轄下之委員會均訂有清晰之書面職權範圍。董事會轄下各委員會定期向董事會匯報其工作及發現。

企業管治報告

與股東之溝通

(A) 有效溝通

為了發展及維繫與本公司股東之持續關係，本公司已設立各種溝通渠道，以促進及加強溝通：

(i) 寄發本公司中期及年度報告予本公司股東；

(ii) 股東週年大會為本公司股東提供一個場合，讓彼等提出意見及與董事會交換意見；

(iii) 本集團之最新重要資料載於本公司之網頁；及

(iv) 本公司之網頁為本公司與其股東提供溝通渠道。

主席及董事於股東週年大會上樂意回答本公司股東提出之問題。於股東大會上，具體上不同之議題(包括個別董事之選任)將以個別決議案處理，以確保股東之權利。

董事會主席、執行董事及本公司之核數師均已出席本公司二零零七年股東週年大會，並於會議中回答問題。

(B) 以投票方式表決

要求以投票方式進行表決之程序，於所有寄發予本公司股東通函(附隨股東大會通告)中披露。有關序程由股東大會主席於會議開始時作解釋。

股東大會上每項決議案之投票票數均作正確計算及記錄。

獨立核數師報告

ERNST & YOUNG

致安寧控股有限公司各股東

(於香港註冊成立之有限公司)

本核數師已審核載於第26至101頁安寧控股有限公司之財務報表，包括於二零零七年十二月三十一日之綜合及公司資產負債表、截至該日止年度之綜合收益表、綜合權益變動表及綜合現金流量表，以及主要會計政策概要及其他說明附註。

董事就財務報表之責任

貴公司董事須遵照香港會計師公會頒佈之香港財務報告準則及香港公司條例，負責編製並真實而公平地呈列此等財務報表。此責任包括設計、實行及維持與編製並真實而公平地呈列財務報表相關之內部監控，以確保其並無由欺詐或錯誤而引起的重大錯誤陳述；選擇並應用適當會計政策；及按情況下作出合理之會計估計。

核數師之責任

本核數師之責任是根據審核之結果對此等財務報表作出意見。本報告乃按照香港公司條例第141條僅為向全體股東匯報而編製，除此以外，本報告不應用作其他用途。本核數師概不就本報告之內容向任何其他人士負責或承擔責任。

本核數師已按照香港會計師公會頒佈之香港審計準則的規定進行審核。根據該等準則，本核數師須遵守操守規範，並計劃及進行審核工作，以合理確定此財務報表是否不存有任何重大之錯誤陳述。

審核涉及執行程序以獲取與財務報表所載數額及披露事項有關之審核憑證。選取之該等程序須視乎核數師之判斷，包括評估欺詐或錯誤引起財務報表之重大錯誤陳述之風險。在作出該等風險評估時，核數師考慮與公司編製並真實而公平地呈列財務資料有關之內部監控，以為不同情況設計適當審核程序，但並非旨在就公司內部監控是否有效表達意見。審核範圍亦包括評估董事所採用會計政策之恰當性及所作之會計估算之合理性，並就財務報表之整體呈列方式作出評估。

本核數師相信，本核數師所取得之審核憑證是充分及恰當地為本核數師之審核意見提供基礎。

獨立核數師報告（續）

意見

本核數師認為，財務報表已按照香港財務報告準則真實及公平地反映　貴公司及　貴集團於二零零七年十二月三十一日之財務狀況及　貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例妥善編製。

安永會計師事務所
執業會計師
香港
中環金融街八號
國際金融中心二期十八樓
二零零八年三月二十八日

綜合收益表

截至二零零七年十二月三十一日止年度

	附註	二零零七年 千港元	二零零六年 千港元
收入	5	**266,027**	227,206
銷售成本		**(109,266)**	(97,521)
毛利		**156,761**	129,685
其他收入及收益	5	**6,558**	5,103
銷售及分銷費用		**(81,967)**	(72,231)
行政費用		**(66,651)**	(66,200)
其他經營收入淨額	6	**58,565**	2,509
重估物業公允值收益／(虧損)及撥回重估虧絀淨額		**(10,332)**	12,545
融資成本	7	**(1,291)**	(1,077)
應佔聯營公司溢利及虧損		**(6,388)**	(2,852)
除税前溢利	6	**55,255**	7,482
税項	10	**–**	–
年內溢利		**55,255**	7,482
可分配於：			
本公司權益持有人	11	**52,426**	12,047
少數股東權益		**2,829**	(4,565)
		55,255	7,482
股息		**零**	零
本公司普通股權益持有人應佔每股盈利	12		
基本		**3.18仙**	0.73仙
攤薄		不適用	不適用

綜合資產負債表

二零零七年十二月三十一日

	附註	二零零七年 千港元	二零零六年 千港元
非流動資產			
物業、機器及設備	13	**77,303**	84,638
投資物業	14	**113,900**	123,900
預付土地租賃款項	15	**2,986**	3,063
商譽	16	**6,610**	6,610
於聯營公司之權益	18	**17,258**	20,511
可供出售之股本投資	19	**35,448**	35,503
非流動資產總值		**253,505**	274,225
流動資產			
存貨	20	**41,359**	37,481
應收賬款	21	**7,161**	8,701
預付款項、按金及其他應收款項	22	**33,656**	33,267
預付土地租賃款項	15	**77**	77
按公允值計入損益中之股本投資	23	**197,894**	154,612
衍生金融工具	24	**–**	104
已抵押存款	25	**342**	342
定期存款		**495,798**	495,074
現金及銀行結餘	25	**46,487**	27,148
流動資產總值		**822,774**	756,806
流動負債			
應付賬款及其他應付款項	26	**40,973**	47,662
附息銀行及其他借款	27	**4,712**	9,268
債券之即期部分	29	**2,670**	4,102
其他貸款	30	**5,349**	5,304
應付稅項		**5,497**	5,497
流動負債總額		**59,201**	71,833
流動資產淨值		**763,573**	684,973
總資產減流動負債		**1,017,078**	959,198

綜合資產負債表(續)

二零零七年十二月三十一日

	附註	二零零七年 千港元	二零零六年 千港元
總資產減流動負債		**1,017,078**	959,198
非流動負債			
債券	29	**3,462**	3,754
附息銀行及其他借款	27	**114**	206
遞延收入		**23,015**	25,821
非流動負債總額		**26,591**	29,781
資產淨值		**990,487**	929,417
權益			
本公司權益持有人應佔權益			
已發行股本	32	**16,507**	16,507
儲備	34(a)	**943,433**	885,397
		959,940	901,904
少數股東權益		**30,547**	27,513
權益總額		**990,487**	929,417

主席
梁榮江

行政總裁
吳智明

綜合權益變動表

截至二零零七年十二月三十一日止年度

	本公司權益持有人應佔										
	已發行股本	股份溢價	資本贖回儲備	特殊儲備	物業重估儲備	可供出售股本投資重估儲備	匯率波動儲備	累積虧損	合計	少數股東權益	權益總額
	千港元	千港元	千港元	千港元 (附註32(b)(ii))	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零六年一月一日	16,507	1,189,721	478	808,822	3,114	–	1,718	(1,132,425)	887,935	31,407	919,342
重估盈餘	–	–	–	–	1,007	–	–	–	1,007	671	1,678
外匯調整	–	–	–	–	–	–	915	–	915	–	915
直接於權益確認之收入和開支總額	–	–	–	–	1,007	–	915	–	1,922	671	2,593
年內溢利	–	–	–	–	–	–	–	12,047	12,047	(4,565)	7,482
年內收入及開支總額	–	–	–	–	1,007	–	915	12,047	13,969	(3,894)	10,075
於二零零六年十二月三十一日及二零零七年一月一日	16,507	1,189,721	478	808,822	4,121	–	2,633	(1,120,378)	901,904	27,513	929,417
出售土地及樓宇	–	–	–	–	(4,121)	–	–	4,121	–	–	–
可供出售股本投資公允值變動	–	–	–	–	–	(55)	–	–	(55)	–	(55)
於收益表確認之減值虧損	–	–	–	–	–	55	–	–	55	–	55
外匯調整	–	–	–	–	–	–	5,610	–	5,610	205	5,815
直接於權益確認之收入和開支總額	–	–	–	–	(4,121)	–	5,610	4,121	5,610	205	5,815
年內溢利	–	–	–	–	–	–	–	52,426	52,426	2,829	55,255
年內收入及開支總額	–	–	–	–	(4,121)	–	5,610	56,547	58,036	3,034	61,070
於二零零七年十二月三十一日	**16,507**	**1,189,721***	**478***	**808,822***	**–***	**–***	**8,243***	**(1,063,831)***	**959,940**	**30,547**	**990,487**

* 於綜合資產負債表所列之綜合儲備943,433,000港元（二零零六年：885,397,000港元）包括該等儲備賬。

綜合現金流量表

截至二零零七年十二月三十一日止年度

	附註	二零零七年 千港元	二零零六年 千港元
經營業務之現金流量			
除税前溢利		**55,255**	7,482
經下列各項調整：			
折舊	6	**9,710**	8,944
遞延收入攤銷	6	**(3,335)**	(1,852)
預付土地租賃款項之確認	15	**77**	77
融資成本	7	**1,291**	1,077
上市證券投資之股息收入	5	**(5,122)**	(4,765)
利息收入	5	**(26,068)**	(25,478)
應佔聯營公司溢利及虧損		**6,388**	2,852
重估投資物業公允值虧損／(收益)淨額	6	**18,600**	(9,982)
渡假中心及俱樂部物業撥回重估虧絀	6	**(8,268)**	(2,563)
應計應付款項之撥回	6	**(12,570)**	(8,060)
應收賬款之減值	6	**206**	30
其他應收款項之減值	6	**–**	4,480
出售物業、機器及設備項目之虧損／(收益)	6	**(5,168)**	66
公允值虧損／(收益)淨額：			
可供出售股本投資(自權益轉撥)	6	**55**	–
按公允值計入損益中之股本投資	6	**(38,147)**	2,065
衍生工具－不符合作對沖用途之交易	6	**104**	(104)
出售按公允值計入損益中之股本投資之收益淨額	6	**(4,626)**	(1,308)
滙兑收益淨額		**(4,516)**	(2,615)
		(16,134)	(29,654)
存貨增加		**(3,878)**	(2,561)
應收賬款減少／(增加)		**1,334**	(1,626)
預付款項、按金及其他應收款項增加		**(955)**	(2,458)
應付賬款及其他應付款項增加／(減少)		**5,994**	(1,087)
用於經營業務之現金		**(13,639)**	(37,386)
已收利息		**27,048**	27,566
已收上市證券投資之股息		**4,708**	4,765
經營業務現金流入／(流出)淨額		**18,117**	(5,055)

綜合現金流量表(續)
截至二零零七年十二月三十一日止年度

	附註	二零零七年 千港元	二零零六年 千港元
經營業務現金流入／(流出)淨額		**18,117**	(5,055)
投資活動之現金流量			
購買物業、機器及設備項目		**(1,924)**	(9,070)
購買投資物業		**(586)**	(18)
購買按公允值計入損益中之股本投資		**(11,527)**	(15,262)
聯營公司借款		**(1,063)**	(5,446)
出售物業、機器及設備項目所得款項		**13,000**	6
出售按公允值計入損益中之股本投資所得款項		**11,018**	8,629
購入時原到期日超過三個月之非抵押定期存款增加／(減少)		**224,365**	(77,278)
投資活動之現金流入／(流出)淨額		**233,283**	(98,439)
融資活動之現金流量			
新增銀行貸款		**55,153**	42,840
償還銀行貸款		**(59,710)**	(37,550)
贖回債券		**(1,650)**	(670)
融資租賃款項之本金部分		**(91)**	(91)
已付利息		**(949)**	(718)
融資活動之現金流入／(流出)淨額		**(7,247)**	3,811
現金及現金等值增加／(減少)淨額		**244,153**	(99,683)
年初之現金及現金等值		**27,148**	126,829
外幣滙率變動影響淨額		**275**	2
年終之現金及現金等值		**271,576**	27,148
現金及現金等值結餘之分析			
現金及銀行結餘		**46,487**	27,148
購入時原到期日少於三個月之非抵押定期存款		**225,089**	—
		271,576	27,148

資產負債表

二零零七年十二月三十一日

	附註	二零零七年 千港元	二零零六年 千港元
非流動資產			
物業、機器及設備	13	**324**	271
投資物業	14	**128,400**	127,900
於附屬公司之權益	17	**225,610**	224,780
於聯營公司之權益	18	**347**	322
非流動資產總值		**354,681**	353,273
流動資產			
按公允值計入損益中之股本投資	23	**177,201**	143,381
預付款項、按金及其他應收款項	22	**6,145**	6,655
已抵押存款	25	**342**	342
定期存款		**495,798**	495,074
現金及銀行結餘	25	**6,070**	4,553
流動資產總值		**685,556**	650,005
流動負債			
其他應付款項	26	**4,205**	2,408
應付附屬公司款項	17	**45,275**	54,974
流動負債總額		**49,480**	57,382
流動資產淨值		**636,076**	592,623
資產淨值		**990,757**	945,896
權益			
已發行股本	32	**16,507**	16,507
儲備	34(b)	**974,250**	929,389
權益總額		**990,757**	945,896

主席 梁榮江　　　　*行政總裁* 吳智明

財務報表附註

二零零七年十二月三十一日

1. 公司資料

安寧控股有限公司是一家在香港註冊成立之有限公司。本公司之註冊辦事處地址為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室。

年內，本集團從事下列主要業務：

- 批發及零售時裝及飾物
- 經營電訊業務
- 經營渡假中心及俱樂部
- 投資控股及證券買賣

2.1 編製基準

本財務報表乃按照香港會計師公會頒佈之《香港財務報告準則》(「香港財務報告準則」)(包括所有《香港財務報告準則》、《香港會計準則》(「香港會計準則」)及《詮釋》)、香港公認之會計原則及《香港公司條例》之規定而編製。除按公允值計算之投資物業、土地及樓宇、渡假中心及俱樂部物業、股本投資及衍生金融工具外(於附註2.4中進一步說明)，本財務報表乃按原值成本法編製。本財務報表以港元(「港元」)呈列，而除另有指明者外，所有金額均四捨五入至最接近千位。

綜合賬目基準

綜合財務報表包括本公司及其附屬公司(統稱「本集團」)截至二零零七年十二月三十一日止年度之財務報表。附屬公司之業績乃於收購日期(即本集團取得控制權之日期)起綜合計算，並繼續綜合列賬直至該等控制權終止為止。集團內各公司間之所有重大交易及結餘已於綜合賬目時對銷。

少數股東權益指非由本集團持有之外界股東應佔本公司附屬公司之業績及資產淨值。

2.2 新訂及經修訂香港財務報告準則之影響

本集團於本年度財務報表內首次採納以下新增及經修訂香港財務報告準則。除若干情況下，引致應用新增及經修訂會計政策及額外披露外，採納該等新增及經修訂準則及詮釋對本財務報表並無影響。

香港財務報告準則第7號	*金融工具：披露*
香港會計準則第1號(修訂)	*資本披露*
香港(國際財務報告詮釋委員會)－詮釋第8號	*香港財務報告準則第2號之範圍*
香港(國際財務報告詮釋委員會)－詮釋第9號	*重估內含衍生工具*
香港(國際財務報告詮釋委員會)－詮釋第10號	*中期財務報告及減值*

採納該等新增及經修訂香港財務報告準則之主要影響如下：

(a) 香港財務報告準則第7號　*金融工具：披露*

該準則規定作出披露以允許財務報表使用者能評估本集團金融工具之重要性以及該等金融工具所產生之風險性質及範圍。該等新披露貫徹載列於本財務報表內。由於對本集團之財務狀況或經營業績並無影響，比較資料已予載入／經修訂(如適用)。

(b) 香港會計準則第1號(修訂)　*財務報表之呈列－資本披露*

該修訂規定本集團作出披露以允許財務報表之使用者能夠評估本集團管理資本之目標、政策及過程。該等新披露已載於本財務報表之附註內。

(c) 香港(國際財務報告詮釋委員會)－詮釋第8號　*香港財務報告準則第2號之範圍*

該詮釋規定，香港財務報告準則第2號須適用於本集團無法明確識別部分或所有已收到貨物或服務之任何安排，而本集團就該等安排授出權益工具或產生負債(基於本集團權益工具之價值)作為交易代價，而該等安排所收到貨物或服務之價值少於所授出權益工具或所產生負債之公允值。由於本公司只根據其購股權計劃向本集團僱員(包括執行董事)就其提供之特定服務授出權益工具，故該詮釋對本財務報表並無影響。

(d) 香港(國際財務報告詮釋委員會)－詮釋第9號　*重估內含衍生工具*

該詮釋規定，本集團首次成為合約訂約方之日期，即為評估內含衍生工具是否須要與主合約分開而作為衍生工具列賬之日期，並僅當合約之修改大幅改變現金流量時方可進行重估。由於本集團並無按規定須與主合約分開列賬之內含衍生工具，故該詮釋並無對本財務報表產生影響。

2.2 新訂及經修訂香港財務報告準則之影響(續)

(e) 香港(國際財務報告詮釋委員會)－詮釋第10號 *中期財務報告及減值*

本集團已於二零零七年一月一日起採納該詮釋，而該詮釋規定於過往中期報告期間就商譽確認之減值虧損或分類為可供出售權益工具或按成本列賬之金融資產所確認之減值虧損，其後不得撥回。由於本集團過往並無就該等資產撥回減值虧損，故該詮釋不會對本集團之財務狀況或經營業績產生影響。

2.3 已頒佈但尚未生效之香港財務報告準則之影響

本集團並未於本財務報表內應用下列已頒佈但尚未生效之新訂及經修訂香港財務報告準則。

香港財務報告準則第2號(修訂)	*以股權支付*[1]
香港財務報告準則第8號	*營運分類*[1]
香港會計準則第1號(修訂)	*財務報表呈列*[1]
香港會計準則第23號(修訂)	*借貸成本*[1]
香港(國際財務報告詮釋委員會)－詮釋第11號	*香港財務報告準則第2號－集團及庫存股份交易*[2]
香港(國際財務報告詮釋委員會)－詮釋第12號	*服務特許權安排*[4]
香港(國際財務報告詮釋委員會)－詮釋第13號	*客戶忠誠計劃*[3]
香港(國際財務報告詮釋委員會)－詮釋第14號	*香港會計準則第19號－定額利益資產之限額、最低資本規定及其相互配合關係*[4]
香港財務報告準則第3號(修訂)	*業務合併*[5]
香港會計準則第27號(修訂)	*綜合及獨立財務報表*[5]

[1] 於二零零九年一月一日或之後開始之年度期間生效
[2] 於二零零七年三月一日或之後開始之年度期間生效
[3] 於二零零八年七月一日或之後開始之年度期間生效
[4] 於二零零八年一月一日或之後開始之年度期間生效
[5] 於二零零九年七月一日或之後開始之年度期間生效

修訂後之香港財務報告準則第2號規範了「歸屬條件」為包括明確或未直接載明提供服務之要求。其餘任何條件均為非歸屬條件，該等條件需在評估權益工具之公允值時予以考慮。當在本實體或其對方的控制下，非歸屬條件未能履行時，相應獎勵計劃便不能行使，這種情況視之為取消。由於本集團未提供任何附帶非歸屬條件以股權支付之計劃，故預期該修訂不會對本集團構成任何財務影響。

2.3 已頒佈但尚未生效之香港財務報告準則之影響(續)

香港財務報告準則第8號將取代香港會計準則第14號*分類報告*，具體説明實體應如何報告有關其營運分類資料，並以公司主要營運決策人可用作分配資源予有關分類及評估其表現之組成實體資料為依據。有關準則亦規定，披露分類內所提供產品及服務之資料、本集團經營所在地區及來自本集團主要客戶之收益。本集團預期於二零零九年一月一日起採納香港財務報告準則第8號。

經修訂後之香港會計準則第1號將股東權益及非股東權益變動分開。權益變動表僅載有與股東有關交易之詳情，並於同一行呈列所有非股東之權益變動。此外，該準則亦引入綜合收益表：呈列所有確認為溢利或虧損之收入及開支，及其他所有已確認收入及開支項目(無論以單一報表或以兩份相連報表呈列)。本集團正在評估是否採用單一或兩份報表。

修訂後之香港會計準則第23號規定將購置、建造或生產符合條件之資產直接相關之借貸成本予以資本化。根據修訂準則之過渡性條文，本集團將於二零零九年一月一日或之後起採用該修訂準則，資本化附合條件資產之有關借貸成本。

香港(國際財務報告詮釋委員會)－詮釋第11號規定，僱員獲授本集團權益工具之安排須列為權益交易計劃，即使該等工具乃由本集團向其他人士購買或由股東提供。香港(國際財務報告詮釋委員會)－詮釋第11號亦規定在涉及本集團內部兩個或以上實體以股權為付款基礎交易之會計方法。由於本集團現時並無有關交易，故有關詮釋不可能對本集團產生任何財務影響。

香港(國際財務報告詮釋委員會)－詮釋第12號規定，公共對私人服務特許權安排之經營者須按照合約安排之條款將換取建築服務而已收取或應收取之代價確認為金融資產及／或無形資產。香港(國際財務報告詮釋委員會)－詮釋第12號亦提出，在政府或公營實體授予興建提供及／或供應公共服務之基建項目合約時，經營者應如何應用現有香港財務報告準則將當中由服務特許權安排所產生之責任及權利入賬。由於本集團現時並無有關安排，故該詮釋不可能對本集團產生任何財務影響。

香港(國際財務報告詮釋委員會)－詮釋第13號規定，客戶所獲授予作為銷售交易一部分之忠誠獎勵優惠，須作該銷售交易之獨立部分列賬。銷售交易所收取之代價須在忠誠獎勵優惠與銷售其他部分之間作分配。有關分配至忠誠獎勵優惠之款額乃經參考其公允值而釐定，並在有關獎勵可贖回或負債可另行撇銷前予以遞延。

香港(國際財務報告詮釋委員會)－詮釋第14號提出，根據香港會計準則第19號*僱員福利*，如何評估有關定額福利計劃(特別是存在最低供款規定時)未來供款之退款或扣減款額可確認為資產之限額。

2.3 已頒佈但尚未生效之香港財務報告準則之影響(續)

由於本集團現時並無客戶忠誠獎勵優惠及定額福利計劃，故香港(國際財務報告詮釋委員會)－詮釋第13號及香港(國際財務報告詮釋委員會)－詮釋第14號並不適用於本集團，故不可能對本集團產生任何財務影響。

修訂後之香港財務報告準則第3號闡述了有關企業合併會計處理之一系列變動，該等變動將影響企業合併中商譽金額之確認；企業合併發生期間及以後期間呈報之業績。修訂後之香港會計準則第27號規定附屬公司擁有權益之變動需視作權益交易處理。因此，該變動並無影響商譽，亦不會由此產生相應的溢利或虧損。此外，上述修訂後的準則對附屬公司產生的虧損以及對附屬公司喪失控制權等交易事項之會計處理也作出相應之更改。本集團將於未來採用修訂後之香港財務報告準則第3號以及香港會計準則第27號中所涉及之變動，此等變動將影響本集團之日後收購及與少數股東間之交易。

2.4 主要會計政策概要

附屬公司

附屬公司為本公司直接或間接控制其一半以上投票權或持有一半以上已發行股本或控制其董事會組成之實體；或本公司擁有契約權利可支配其財務及營運政策。

附屬公司之業績已計入本公司收益表，惟以已收及應收股息為限。本公司於附屬公司之權益乃按成本減任何減值虧損列賬。

聯營公司

聯營公司為非附屬公司或共同控制公司而本集團一般長期持有不少於20%之股份投票權及可對其管理發揮重大影響力之公司。

本集團於聯營公司之權益乃按權益會計法計算本集團應佔之資產淨值減去任何減值虧損後，於綜合資產負債表內列賬。本集團應佔聯營公司之收購後業績及儲備分別計入綜合收益表及綜合儲備內。本集團與其聯營公司交易所產生之未實現收益及虧損，均按本集團於聯營公司所佔的權益比率撇銷，除非未變現虧損額顯示已轉讓資產出現減值。收購聯營公司所產生而過往未於綜合儲備內撇銷或確認之商譽計入本集團於聯營公司權益內。

本公司收益表所列聯營公司之業績，乃按已收及應收之股息入賬。本公司於聯營公司之權益列非流動資產，並以成本值減任何減值虧損入賬。

2.4 主要會計政策概要(續)

商譽

收購附屬公司及聯營公司產生之商譽，指業務合併成本超逾本集團於收購當日所佔收購對象之可資識別資產、負債及或然負債之公允淨值之差額。

於二零零五年一月一日或之後之收購協議產生之商譽

收購產生之商譽於綜合資產負債表內確認為一項資產，最初按成本計算，其後以成本減任何累計減值虧損入賬。就聯營公司而言，商譽均包括於其賬面值內，而非於綜合資產負債表列作個別資產。

商譽賬面值每年進行減值審查或倘於事件或情況之變動顯示商譽賬面值可能出現減值時，則更加頻密地進行減值審查。本集團於十二月三十一日對商譽進行年度減值審查。就減值審查而言，業務合併產生之商譽由收購日期起分配至本集團預期會從業務合併中獲得協同效益的現金產生單位(或現金產生單位組別)，不論本集團其他資產或負債是否已分配至有關單位或單位組別。

本集團乃通過評估與商譽相關之現金產生單位(現金產生單位組別)之可收回金額釐定減值。當現金產生單位(現金產生單位組別)之可收回金額低於其賬面值時，減值虧損將予確認。任何已確認之商譽減值虧損不可在以後期間撥回。

當商譽成為一個現金產生單位(現金產生單位組別)的一部分而該單位的部分業務被出售時，與出售該業務相關之商譽將計入該業務之賬面值內，以釐定出售該業務的收益或虧損。在這情況下出售之有關商譽金額將以被出售業務和現金產生單位的保留部分的相對價值為基礎作計算。

以往於綜合資本儲備中撇銷之商譽

於二零零一年採納香港會計師公會之會計實務準則第30號「*業務合併*」(會計實務準則第30號)前，收購產生之商譽乃於收購年度在綜合資本儲備中撇銷。於採納香港財務報告準則第3號後，該商譽維持於綜合資本儲備內撇銷，及倘商譽有關之全部或部分業務被出售或倘商譽有關之現金產生單位出現減值時，均不會於收益表內確認。

財務報表附註
二零零七年十二月三十一日

2.4 主要會計政策概要(續)

非金融資產(商譽除外)之減值

倘出現任何減值跡象，或為一項資產進行年度減值審查(存貨、金融資產、投資物業及商譽除外)，則會估計該項資產之可收回金額。除非某類資產不能獨立於其他資產或多項資產產生現金流量(在此情況下，可收回金額按資產所屬之現金產生單位釐定)，否則資產的可收回金額按資產或現金產生單位之使用價值與其公允值減銷售成本之較高者計算，並按個別資產釐定。

當資產的賬面值超過其可收回金額時，減值虧損方予確認。評估使用價值時是以除税前之折扣率計算預計未來之現金流量的現值，而該折扣率反映當時市場對金錢之時間價值之評估及該項資產的特有風險。減值虧損於產生期間自損益表內符合減值資產功能之開支類別內扣除，除非該資產以重估價值列賬，在此情況下，則減值虧損按重估資產相關之會計政策處理。

於每個報告日會評估是否有跡象顯示之前已確認的減值虧損不再存在或減少。倘出現該等跡象，則會估計其可回收金額。當用以釐定資產的可回收金額的估計出現變動時，過往已確認之資產減值虧損(商譽除外)可予以撥回，惟撥回金額不得超過倘過往年度並無就該資產確認減值虧損而釐定的賬面值(經扣除任何折舊／攤銷)。減值虧損撥回於產生期間計入收益表內，除非該資產以重估價值列賬，在此情況下，則減值虧損撥回按重估資產相關之會計政策處理。

關連人士

如屬以下情況，任何一方即被視為本集團之關連人士：

(a) 該方透過一家或多家中介公司，直接或間接(i)控制本集團，受本集團控制或與本集團受同一方控制；(ii)於本集團擁有權益，並可藉該權益對本集團行使重大影響力；或(iii)共同控制本集團；

(b) 該方為聯營公司；

(c) 該方為共同控制公司；

(d) 該方為本集團或其母公司的主要管理人員其中一名成員；

(e) 該方為(a)或(d)所述之任何人士的近親；

2.4 主要會計政策概要(續)

關連人士(續)

(f) 該方為一家實體，直接或間接受(d)或(e)所述之任何人士控制或共同控制，或(d)或(e)所述之任何人士直接或間接對該實體行使重大影響力或擁有重大投票權；或

(g) 該方為本集團或屬於其關連人士之任何實體的僱員福利而設之離職福利計劃參與者。

物業、機器及設備與折舊

物業、機器及設備乃按成本或估值減累計折舊及任何減值虧損列賬。一項物業、機器及設備項目之成本包括其購買價及將該項資產達致運作之狀況及地點作其擬定用途而產生之任何直接相關成本。物業、機器及設備項目投入運作後產生的開支，如修理與保養費用等，一般均會計入該等支出產生期間的收益表內。倘能清楚證明該等開支可導致日後因使用該項物業、機器及設備而獲得之經濟利益有所增加，並能可靠地估計該項目成本，則將該等開支資本化，作為有關資產的額外或重置成本。

估值需頻密進行，以確保重估資產之公允值不會與其賬面值出現重大差異。物業、機器及設備價值之變動均計入為資產重估儲備之變動。倘該儲備之總額按個別資產基準釐定不足以抵銷虧絀，則於收益表內扣除超逾儲備之虧絀。任何其後之重估盈餘計入收益表，惟以曾扣除之虧絀金額為限。於出售經重估之資產時，就過往估值所變現之有關資產重估儲備則列作儲備變動並直接轉撥至保留盈利／累計虧損。

折舊乃按個別物業、機器及設備項目按下列之估計可使用年期以直線法攤銷其成本或估值至其剩餘價值：

土地及樓宇 *(附註)*	按尚餘租約年期
渡假中心及俱樂部物業	按尚餘租約年期
租賃物業裝修	按尚餘租約年期或5至6年(以較短者為準)
傢具、裝置及設備	2至7年
通訊設備	6年
車輛	3至5年

附註： 這代表位於租賃土地上之樓宇，而有關租賃土地及樓宇成分之公允值，不可於各租賃開始之初可靠地區分。

2.4 主要會計政策概要(續)

物業、機器及設備與折舊(續)

當一項物業、機器及設備之各部分有着不同之可使用年期，則各部分之成本或估值將按合理基礎分配，而每部分將作獨立折舊。

剩餘價值、可使用年期和折舊方法於每個結算日進行檢討和調整(倘適用)。

當一項物業、機器及設備項目出售或估計日後其使用或出售不再獲得經濟效益時，將終止確認。因出售或報廢資產所得之任何損益於其終止確認年度計入收益表，金額乃出售有關資產銷售所得款項淨額與其賬面值之差額。

投資物業

投資物業是以獲得租金收入及／或資本增值為目的(而非用以生產、提供產品或服務、行政用途；或於一般業務過程中可供出售)而持有之土地及樓宇(包括根據經營租賃持有之物業可另行符合投資物業之定義)。有關物業最初按成本入賬(包括交易成本)，經首次確認後，投資物業於結算日按反映市場情況之公允值列賬。

投資物業公允值變動所產生之損益均計入產生年度之收益表內。

投資物業報廢或出售的損益在報廢或出售年度之收益表內予以確認。

租賃

凡將資產所有權(法定業權除外)之絕大部分回報與風險撥歸本集團之租賃列為融資租賃。於融資租賃訂立時，租賃資產成本按最低應付租金之現值資本化，並連同債項(不包括利息部分)列賬，以反映購買及融資事項。以資本化融資租賃持有之資產計入物業、機器及設備類別內，並按租賃年期及其估計可使用年期(以較短者為準)折舊。租賃之融資成本從收益表中扣除，以便在租賃年期內反映一致的定期費用率。

透過融資性質之分期付款合同購入之資產均列為融資租賃處理，惟按其估計可使用年期進行折舊。

2.4 主要會計政策概要(續)

租賃(續)

凡資產所有權之大部分回報與風險仍歸於出租人之租賃，均視作經營租賃。倘本集團為出租方，則按經營租賃出租之資產計入非流動資產中，而根據經營租賃應收之租金則按租賃年期以直線法於收益表內確認為收入。倘本集團為承租方，則根據經營租賃應付之租金(扣除從出租方收取之任何優惠)按租賃年期以直線法於收益表中確認為費用。或然租金於產生期間在收益表中扣除。

根據經營租賃預付之土地租賃款項最初以成本值入賬，其後以直線法按租賃年期確認。當租賃款項不能可靠地以土地及樓宇成份分配，整筆租賃款項將列作融資租賃處理，及列作物業、機器及設備類別內之土地及樓宇成本內。

投資及其他金融資產

根據香港會計準則第39號範疇下之金融資產分類為按公允值計入損益中之金融資產、貸款及應收賬款、及可供出售之金融資產(視適用情況而定)。金融資產於首次確認時以公允值計算，而並非按公允值計入損益中之投資，則另外包括直接應佔交易成本。

於首次成為合約之訂約方時，本集團會評估該合約是否為內含衍生工具。若分析顯示內含衍生工具之經濟特徵與風險與主合約並無密切關係，則該等內含衍生工具需與主合約分開處理。僅當合約條款之修改導致原有現金流量大幅變動時，方才進行重估。

本集團於首次確認後釐定其金融資產分類，並在容許及適當之情況下於結算日重新評估有關分類。

所有一般金融資產之買賣，概於交易日(即本集團承諾購買或出售該資產之日期)予以確認。一般買賣乃指按照一般市場規定或慣例在一定期間內交付資產之金融資產買賣。

按公允值計入損益中之金融資產

按公允值計入損益中之金融資產包括持作買賣用途之金融資產。金融資產如以短期出售為目的而購買，概分類為持作買賣用途。衍生工具均分類為持作買賣用途，惟被指定作有效對沖用途工具除外。持作買賣用途之投資所產生之損益於收益表中確認。於收益中確認之公允值損益淨額並不包括該等金融資產按下文「收益確認」所載政策確認之任何股息或利息。

2.4 主要會計政策概要(續)

投資及其他金融資產(續)

貸款及應收賬款

貸款及應收賬款為具有固定或可議定付款,但於交投活躍市場並無報價的非衍生金融資產。該等資產其後使用實際利息按攤銷成本減任何減值撥備計算。計算攤銷成本時,將考慮任何收購折讓或溢價,並包括屬於實際利率及交易成本組成部分之費用。該等貸款及應收賬款於被終止確認、出現減值或進行攤銷時產生之損益於收益表確認。

可供出售金融資產

可供出售金融資產乃分類作可出售或不能分類作其他兩類,且屬上市及非上市股本證券之非衍生金融資產。在首次確認後,可供出售金融資產按公允值計算,其損益則在權益中獨立確認,直至有關投資被終止確認或被釐定出現減值時,則過往在權益中列賬之累計損益會計入收益表內。

由於(a)有關投資之合理公允值之估計範圍存在重大之可變性或(b)未能合理地評估有關範圍內可能出現之多項估計及用以估算公允值,至使非上市股權證券之公允值不能可靠地計算時,有關證券會按成本值減任何減值虧損列賬。

公允值

在有規模金融市場內交投活躍之投資之公允值乃參考結算日之市場收市買入報價釐定。對於並無活躍交投市場之投資,公允值將採用估值方法來釐定。該等方法包括採用近期所進行之公平市場交易、參考其他大致類同工具之現行市場價格、現金流量折現分析和其他估價模式。

2.4 主要會計政策概要(續)

金融資產減值

本集團於各結算日評估是否有客觀跡象顯示一項金融資產或一組金融資產出現減值情況。

以攤銷成本計算之資產

倘有客觀跡象顯示以攤銷成本計算之貸款及應收賬款已產生減值虧損，資產之賬面值與其估計未來現金流量(不包括尚未產生之未來信貸損失)以資產原有實際利率(即於首次確認時計算之實際利率)折算之現值之差額確認為減值虧損。有關資產之賬面值可通過直接沖減或通過撥備賬目作出扣減。有關減值虧損於收益表中確認。貸款及應收款項連同任何相關撥備，於並無收回之實際預期及所有抵押品已被變現或被轉讓予本集團時予以撇銷。

倘若以後期間減值虧損的金額減少，而減少之原因能客觀地與減值確認後所發生之事件相聯，則先前確認之減值虧損可透過調整撥備金額予以撥回。任何減值虧損之其後撥回將於收益表內確認入賬，惟該資產之賬面值不得超過其於回撥當日之攤銷成本。

就貿易及其他應收賬項而言，若有客觀跡象(如債務人很可能喪失償債能力或面臨重大財務困難，及技術、市場經濟或法律環境出現重大變動對債務人造成不利影響)顯示本集團將無法根據發票原定條款收回全部到期欠款，則作出減值撥備。應收賬項的賬面值可通過撥備賬目作出抵減。已減值債務被評估為不可收回時，即取消確認。

以成本計算之資產

倘有客觀跡象顯示並非以公允值入賬(因無法可靠地計算其公允值)之無市場報價股本工具產生減值虧損，虧損金額乃為有關資產之賬面值與以同類金融資產估計未來現金流量現值(按目前市場利率折讓)之差異。有關資產之減值虧損不可撥回。

可供出售之金融資產

倘一項可供出售之資產出現減值，其成本值(扣除任何本金付款及攤銷)與其目前公允值之差額，在扣減以往在收益表中確認之任何減值虧損後會由權益轉撥至收益表。當可供出售股本投資之公允價值顯著或持續下降至低於其成本，或有其他客觀證據表明資產已發生減值的情況時，則作出減值撥備。「顯著」或「持續」的定義需要判斷。此外，本集團評估其他因素，如股份價格波動等。分類為可供出售之權益工具產生之減值虧損不可於收益表中撥回。

2.4 主要會計政策概要(續)

終止確認金融資產

一項金融資產(或一項金融資產之一部分或一組同類金融資產之一部分)在下列情況將終止確認：

- 收取該項資產所得現金流量之權利經已屆滿；
- 本集團保留收取該項資產所得現金流量之權利，惟須根據一項「過渡」安排，在未有嚴重延緩之情況下，已就有關權利全數承擔付款予第三者之責任；或
- 本集團已轉讓其收取該項資產所得現金流量之權利，並(a)已轉讓該項資產之絕大部分風險及回報；或(b)並無轉讓或保留該項資產絕大部分風險及回報，但已轉讓該項資產之控制權。

本集團凡轉讓其收取該項資產所得現金流量之權利，但並無轉讓或保留該項資產之絕大部分風險及回報，且並無轉讓該項資產之控制權，該項資產將確認入賬之金額，以本集團持續參予該項資產之程度計算。如持續參予之形式為本集團就已轉讓資產作出之一項擔保，則已轉讓資產乃以該項資產之原賬面值及本集團或須償還之代價金額上限(以較低者為準)計算。

以書面及／或購入期權(包括一項現金結算期權或同類條款)方式持續參與之已轉讓資產，本集團持續參與之程度為本集團可能回購之已轉讓資產金額，惟以公允值計算之一項資產屬書面認沽期權(包括一項現金結算期權或同類條款)，本集團之持續參與程度則限於已轉讓資產之公允值與期權行使價兩者中較低者。

以攤銷成本計算之金融負債(包括附息貸款及借貸)

金融負債包括應付賬款及其他應付款項、債券、及附息貸款及借貸及其他借款，初步按公允值減直接應佔交易成本確認入賬。其後利用實際利息法按攤銷成本計算，惟倘折讓影響並不重大，則按成本列賬。有關利息開支於損益表「融資成本」內確認。

於負債終止確認時或透過攤銷過程產生之有關損益於收益表中確認入賬。

2.4 主要會計政策概要(續)

財務擔保合約

香港會計準則第39號範圍內之財務擔保合約被分類為財務負債。一份財務擔保合約初始按其公允值減去因收購或發出財務擔保合約所直接產生之應佔交易成本進行確認，除非此合同是以公平值計入損益中。初始確認之後，本集團將按以下兩者之中較高者計量此財務擔保合約：(i)根據香港會計準則第37號「*撥備，或然負債及或然資產*」所確定之金額；及(ii)初始確認金額減去根據香港會計準則第18號「*收入*」所確認之累計攤銷額(如適用)。

終止確認金融負債

當金融負債已獲履行、取消或期滿，本集團終止確認金融負債。

當現有金融負債被來自同一借款人之另一形式所取代，而條款截然不同或現有負債之條款經重大修訂，該取代或修訂將視為終止確認原來負債及確認新負債，而各自賬面值間之差異將於收益表中確認。

衍生金融工具及對沖

本集團採用衍生金融工具如外滙期權合約作對沖外滙波動風險。該等衍生金融工具最初於訂立衍生工具合約之日按公允值確認，其後按公允值重新計量。當衍生工具之公允值為正數時，均作資產入賬；當公允值為負數時，則作為負債入賬。

任何不符合作對沖會計處理之衍生工具之公允值變動所產生之損益即時於損益表中確認。

外滙期權合約之公允值乃參考到期概況類似合同之現時遠期匯率而釐定。

存貨

存貨按成本值及可變現淨值兩者中較低者列賬。成本值按先進先出方法或實際基準釐定，並包括購貨之票面值及運費、保險及付運成本(如適用)。可變現淨值乃按估計售價減完成銷售所需之任何估計成本計算。

財務報表附註
二零零七年十二月三十一日

2.4 主要會計政策概要(續)

現金及現金等值

就綜合現金流量報表而言，現金及現金等值包括可隨時轉換為已知數額現金，並承受價值變動風險甚微之手頭現金、活期存款及短期高流通性投資，一般於購入後三個月內到期，減除須應要求償還及構成本集團現金管理整體部分之銀行透支。

就資產負債表而言，現金及銀行結餘包括手頭現金及銀行存款(包括定期存款)，其用途並無限制。

撥備

倘因過往事宜產生目前須負責任(法定或推定)及將來可能需要付出經濟利益以償還有關責任，則撥備予以確認，惟該責任之金額須能夠可靠地予以估計。

倘折現之影響屬重大者，確認為撥備之款項為於結算日預期所需償還債務之現值金額。當折現值隨時間而有所增加，有關增幅計入收益表之融資成本。

所得税

所得税包括即期及遞延税項。所得税於收益表中確認，倘所得税關乎同一或不同期間直接於權益確認之項目，則於權益內確認。

即期及過往期間之流動税務資產及負債按預期能從税局收回或須支付予税局之金額計算。

遞延税項乃採用負債法計算，就於結算日之資產及負債之計税基準及該等項目用作財務滙報用途之賬面值兩者間所有暫時性差額作出撥備。

就一切暫時應課税差額予以確認為遞延税項負債，除非：

- 於商譽或一宗交易中(並非業務合併)首次確認之資產或負債(於交易時並不影響會計溢利或應課税溢利或虧損)所產生之遞延税項負債；及

- 就投資於附屬公司及聯營公司權益時產生之應課税暫時差額，倘若撥回暫時差額之時間可以控制及暫時差額不甚可能在可見將來撥回。

2.4 主要會計政策概要(續)

所得税(續)

所有可予扣減暫時差額、未動用税項抵免及未動用税項虧損結轉之遞延税項資產，僅在有足夠應課税溢利作為抵銷，致使可予扣減暫時差額、未動用税項抵免及未動用税項虧損得以應用之情況下，可確認為遞延税項資產，除非：

- 關乎於一宗交易(並非業務合併)中首次確認之資產或負債(於交易時並不影響會計溢利或應課税溢利或虧損)所產生之可予扣減暫時差額之遞延税項資產；及

- 就投資附屬公司及聯營公司權益時產生之可予扣減暫時差額，僅於暫時差額可能會在可見將來撥回及將有應課税溢利作為抵銷之情況下，才確認遞延税項資產。

遞延税項資產之賬面值乃於各結算日進行審閱及扣減，相應扣減之金額以不可能有足夠應課税溢利以應用全部或部分遞延税項資產為止。相反，先前未確認之遞延税項資產乃於可能獲得足夠應課税溢利以應用全部或部分遞延税項資產之情況下予以重新評估及確認。

遞延税項資產及負債乃根據於結算日已實施或實際上已實施之税率(及税務法例)，按變現資產或清償負債之期間預期適用之税率予以估量。

倘若存在可合法強制執行之權利，可以即期税項資產抵銷即期税項負債，及遞延税項與同一課税實體及同一税局相關，則遞延税項資產與遞延税項負債可互相抵銷。

收入確認

收入於可能為本集團帶來經濟利益及能可靠地計算時予以確認，基準如下：

(a) 時裝及飾物之批發及零售

銷售時裝及飾物之收入於擁有權之重大風險及回報均轉予買方時確認；惟本集團已不能就其擁有權作出相關之行政參與；及對售出之貨物亦無有效之控制權。

2.4 主要會計政策概要(續)

收入確認(續)

(b) 經營電訊業務

電訊運營包括提供電訊服務及推廣和分銷網絡卡及其他配件。

提供電訊服務

來自提供電訊服務之收益，包括專利服務及網絡商業營運，乃按與國際電訊傳遞商同意之交易數據，於提供服務時確認，並以預計可收回之款額為限。

推廣和分銷網絡卡及其他配件

推廣和分銷網絡卡及其他配件之收益於提供服務以及本集團收取款項之權利已確立時確認。

(c) 經營渡假中心及俱樂部

入會費於會籍申請獲接納及並無存在收取會費之重大不明朗因素時確認。年費按會籍之有關期間入賬。提供渡假中心及會所設施、飲食服務及其他服務之收益於送出貨物或提供服務時確認。

(d) 股息收入

股息收入於股東收取股息之權利已確立時確認。

(e) 利息收入

利息收入以應計方式按實際利率計算，實際利率即將金融工具預計可用年期所收取之估計未來現金收入折算至該金融資產賬面淨值之利率。

(f) 租金收入

租金收入按租賃期以時間比例確認，惟另有一基準更能反映有關租賃資產所得之利益則除外。或然租金會於其產生期間，計入收益表。

(g) 顧問、管理及其他服務

提供顧問、管理及其他服務之收入於提供有關服務及本集團收取款項之權利確立時確認。

2.4 主要會計政策概要(續)

僱員福利

退休金計劃

本集團根據強制性公積金條例設立一項定額供款強制性公積金退休福利計劃(「強積金計劃」),供合資格僱員參加。供款額為僱員基本薪金的若干個百分比,並根據強積金計劃之規則於需支付時在收益表中扣除。強積金計劃之資產與本集團資產分開持有,並由獨立管理基金管理。本集團之僱主供款在注入強積金計劃後,便全數歸於僱員。

除強積金計劃外,本集團亦根據職業退休計劃條例為合資格參與僱員另設有定額供款退休福利計劃。該等另設計劃之運作與強積金計劃相似,惟員工於可全數取得本集團作出之僱主供款前退出計劃,本集團可藉沒收僱員放棄之有關供款以扣減日後應支付之供款。

以股權支付之交易

本公司設立購股權計劃旨在鼓勵及獎賞對本集團業務有所貢獻之合資格參與者。本集團僱員(包括執行董事)以股權支付之交易方式收取薪酬,僱員則提供服務作為股權工具之代價(「權益結算交易」)。

與僱員進行股權支付交易之成本參考工具授出日期之公允值計算。公允值按一般公認之期權定價模式釐定。在計算權益結算交易之價值時,除與本公司股價相聯繫之條件(「市場條件」)外(如適用),並不考慮任何履行條件。

股權支付交易之成本與權益相應之增加,在表現及/或服務條件得到履行之期間內分期確認,直至相關僱員完全可享有該權利之日(「歸屬日」)。在歸屬日前之每一結算日,就權益結算交易所確認之累計開支反映了歸屬日屆滿之狀況及本集團對於最終將歸屬之權益工具數量之最佳估計。期內於收益表扣除或計入之金額為期初和期末所確認之累計開支之變動。

對於已授出但尚未歸屬之購股權,不會確認任何開支,但視乎市場條件而決定歸屬與否之已授出購股權則除外,對於該類購股權而言,只要所有其他履行條件已經達成,不論市場條件是否達成,均會被視為已歸屬。

倘若以股權支付之購股權之條款有所修改,所確認之開支最少須達到猶如條款並無任何修改之水平。此外,倘若任何修改導致以股權支付之安排之總公允值有所增加,或對僱員帶來其他利益,則應就該等修改於修改日期計算及確認開支。

財務報表附註
二零零七年十二月三十一日

2.4 主要會計政策概要(續)

僱員福利(續)

以股權支付之交易(續)

倘若以股權支付之購股權被註銷，應被視為已於註銷日期歸屬，任何尚未確認之購股權開支，均應立刻確認。然而，若授予新購股權代替已註銷之購股權，並指定為授出當日替代之購股權，則已註銷之購股權及新購股權，均應被視為原有購股權一如前段所述之修改般處理。

計算每股盈利時，未行使購股權之攤薄效應，反映為額外股份攤薄。

本集團已採納香港財務報告準則第2號有關以股權支付的過渡性條文，並只適用於在二零零二年十一月七日後授出但並未於二零零五年一月一日前歸屬，以及在二零零五年一月一日或之後授出之以股權支付之購股權。

借貸成本

借貸成本於其所產生期間於收益表中確認為開支。

外幣

本財務報表以港元呈列，即本公司之功能及呈列貨幣。本集團內之實體各自決定其功能貨幣，各實體之財務報表項目均以所定功能貨幣計算。外幣交易最初按交易日之有關功能貨幣之匯率換算入賬。以外幣為計價單位之貨幣資產及負債，按有關功能貨幣於結算日之匯率重新換算。所有匯兑差額撥往收益表。按原值成本列賬及以外幣結算之非貨幣項目，採用最初交易日期之匯率換算。按公允值列賬及以外幣結算之非貨幣項目，採用釐定公允值日期之匯率換算。

若干海外附屬公司及聯營公司之功能貨幣為港元以外貨幣。於結算日時，有關實體之資產與負債，按結算日之匯率換算為本公司之呈列貨幣，其收益表則按本年度之加權平均匯率換算為港元。因此而產生之匯兑差額計入外匯變動儲備內。出售境外實體時，就該項境外業務在權益中確認之遞延累計金額，將於收益表中確認。

就綜合現金流量表而言，海外附屬公司之現金流量按現金流量日期之滙率換算為港元。海外附屬公司於整個年度經常產生之現金流量則按本年度之加權平均滙率換算為港元。

3. 主要會計判斷及估計

編製本集團財務報表需要管理層作出判斷、估計及假設，而此等將影響於報告日期收入、開支、資產及負債之呈報金額及或然負債之披露。然而，該等假設及估計之不明朗因素可能導致需要對未來有關資產或負債之賬面值作出重大調整。

判斷

於採用本集團之會計政策時，除涉及估計者外，管理層已作出以下對於本財務報表內確認之數額構成最重大影響之判斷：

經營租賃承擔－本集團作為出租人

本集團已對其若干投資物業組合訂立商用物業租約。據本集團之判斷，將保留該等按經營租賃出租物業之全部主要風險及回報之擁有權。

投資物業與業主自用物業間之分類

對於決定一幢物業能否分類為投資物業，本集團已訂出一套判斷準則。投資物業乃持有作收租或升值或同時作收租及升值用途之物業。因此，本集團須考慮一幢物業能否獨立於本集團持有之其他資產而帶來大量現金流量。

作出判斷時，將按個別物業情況決定配套服務所佔比重是否過高，以致物業不符合投資物業標準。

不明朗因素估計

就未來所作主要假設及於結算日其他主要不明朗因素估計之來源，而該等假設及估計會造成須對下一個財政年度內資產及負債賬面值作出重大調整之重大風險均於下文討論。

商譽減值

就商譽減值評估所作之主要假設均列載於財務報表附註16。

3. 主要會計判斷及估計(續)

不明朗因素估計(續)

可供出售金融資產之減值

本集團將若干資產分類為可供出售金融資產，並在權益中確認其公允值之變動。當公允值出現減值，管理層就減值作評估以決定是否需要確認為減值虧損，並計入損益表中。於截至二零零七年十二月三十一日止年度，本集團已就可供出售金融資產確認55,000港元之減值虧損(二零零六年：無)。

存貨撇減至可變現淨值

管理層於每個結算日審閱存貨之賬齡分析，並就已識別以低於成本出售或不適合出售的過時及滯銷存貨項目作出撥備。該評估過程牽涉估計。管理層相信已於二零零七年十二月三十一日就過時及滯銷存貨作出足夠撥備。

物業公允值之估計

在缺乏活躍市場中同類物業之現時價格時，本集團考慮多方面資料，其中包括：

(a) 不同性質、狀況或地點(或受不同租約或其他合約規限)物業在活躍市場上之現時價格(須就各項差異作出調整)；

(b) 活躍程度稍遜之市場所提供相類物業最近期價格(須按自有關價格成交當日以來經濟狀況出現之任何變化作出調整)；及

(c) 根據對於未來現金流量之可靠估計而作出之折讓現金流量預測。該預測獲現有租約與其他合約之條款及(在可能情況下)外在因素(如地點及狀況相同之類似物業最新市場租值)支持，並採用足以反映現時無法肯定有關現金流量金額及時間之折讓率計算。

本集團估計公允值時之主要假設包括地點及狀況相同之同類物業之現時市場租值、適當之折讓率、預期未來市場租值及未來之維修保養費用。

4. 分類資料

分類資料以兩個分類方式呈列：(i)按業務分類作主要呈列方式；及(ii)按地區分類作為次要呈列方式。

本集團之經營業務乃根據業務性質及所提供之產品及服務而分開組成及管理。本集團每個業務分類指所提供產品及服務所承受之風險及享有之回報與其他分類業務有別之策略業務單元。業務分類之概要如下：

業務分類	*經營性質*
批發及零售時裝及飾物	時裝及飾物貿易
經營電訊業務	提供電訊服務，以及推廣及分銷網絡卡及其他配件
經營渡假中心及俱樂部	提供渡假中心及俱樂部設施及飲食服務
投資及財務管理	財務管理及持有與買賣投資以獲取短期及長期投資回報

在釐定本集團之地區分類時，收入按客戶所在地劃分，而資產則按資產所在地劃分。

用以進行分類間銷售及轉讓交易之售價，參考向第三方作銷售所採用之現行市價。

財務報表附註
二零零七年十二月三十一日

4. 分類資料(續)

(a) 業務分類

下表呈列本集團截至二零零七年及二零零六年十二月三十一日止年度之業務分類收入、溢利以及若干資產、負債及開支資料。

本集團

	批發及零售時裝及飾物		經營電訊業務		經營渡假中心及俱樂部		投資及財務管理		總額	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分類收入：										
銷售予外界客戶	**214,168**	174,710	**3,535**	2,985	**17,134**	19,268	**31,190**	30,243	**266,027**	227,206
其他收入	**1,574**	2,202	**90**	7	**4,867**	2,370	**27**	524	**6,558**	5,103
總計	**215,742**	176,912	**3,625**	2,992	**22,001**	21,638	**31,217**	30,767	**272,585**	232,309
分類業績	**8,040**	(11,039)	**6,999**	(3,397)	**4,723**	3,725	**56,333**	11,618	**76,095**	907
未分配開支									**(2,829)**	(2,041)
重估投資物業公允值收益／(虧損)淨額	**–**	–	**–**	–	**(24,100)**	8,782	**5,500**	1,200	**(18,600)**	9,982
渡假中心及俱樂部物業撥回重估虧絀	**–**	–	**–**	–	**8,268**	2,563	**–**	–	**8,268**	2,563
融資成本									**(1,291)**	(1,077)
應佔聯營公司溢利及虧損	**–**	–	**–**	–	**(3,087)**	(4,571)	**(3,301)**	1,719	**(6,388)**	(2,852)
除稅前溢利									**55,255**	7,482
稅項									**–**	–
年內溢利									**55,255**	7,482

4. 分類資料(續)

(a) 業務分類(續)

本集團

	批發及零售時裝及飾物		經營電訊業務		經營渡假中心及俱樂部		投資及財務管理		總額	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分類資產	**101,732**	97,568	**24,065**	18,280	**178,765**	190,637	**754,459**	704,035	**1,059,021**	1,010,520
於聯營公司之權益	**-**	–	**-**	–	**8,304**	8,942	**8,954**	11,569	**17,258**	20,511
總資產									**1,076,279**	1,031,031
分類負債	**16,090**	14,464	**10,233**	23,141	**42,359**	45,970	**6,787**	3,068	**75,469**	86,643
未分配負債									**10,323**	14,971
總負債									**85,792**	101,614
其他分類資料:										
折舊及攤銷	**7,757**	7,028	**40**	107	**1,883**	1,781	**107**	105	**9,787**	9,021
於收益表確認之減值虧損	**-**	–	**-**	–	**206**	30	**55**	4,480	**261**	4,510
應計應付款項撥回	**-**	**-**	**12,570**	8,060	**-**	–	**-**	–	**12,570**	8,060
其他非現金開支	**-**	–	**-**	26	**-**	40	**1,788**	12,038	**1,788**	12,104
資本開支:										
物業、機器及設備	**1,687**	8,393	**-**	10	**78**	322	**159**	345	**1,924**	9,070
投資物業	**-**	–	**-**	–	**586**	18	**-**	–	**586**	18
直接於本公司股東權益確認之土地及樓宇重估盈餘	–	1,007	**-**	–	**-**	–	**-**	–	**-**	1,007

財務報表附註
二零零七年十二月三十一日

4. 分類資料(續)

(b) 地區分類

下表呈列本集團截至二零零七年及二零零六年十二月三十一日止年度按地區劃分之收入及若干資產及開支資料。

本集團

	香港		中國大陸		其他亞太地區		其他		總額	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分類收入：										
銷售予外界客戶	**262,413**	224,132	**1,234**	3,070	**-**	4	**2,380**	-	**266,027**	227,206
其他分類資料：										
分類資產	**906,532**	843,390	**138,334**	155,991	**30,946**	30,706	**467**	944	**1,076,279**	1,031,031
資本開支：										
一物業、機器及設備	**1,924**	9,060	**-**	10	**-**	-	**-**	-	**1,924**	9,070
一投資物業	**-**	-	**586**	18	**-**	-	**-**	-	**586**	18

5. 收入、其他收入及收益

本集團主要業務為批發及零售時裝及飾物、經營電訊業務、經營渡假中心及俱樂部、及投資及財務管理。收入(亦即本集團之營業額)、其他收入及收益的分析如下：

	二零零七年	二零零六年
	千港元	千港元
收入		
批發及零售時裝及飾物	**214,168**	174,710
經營電訊業務	**3,535**	2,985
經營渡假中心及俱樂部	**17,134**	19,268
上市證券投資之股息收入	**5,122**	4,765
利息收入	**26,068**	25,478
	266,027	227,206
其他收入及收益		
租金收入	**894**	455
管理費	**1,014**	1,833
其他	**4,650**	2,815
	6,558	5,103

財務報表附註
二零零七年十二月三十一日

6. 除税前溢利

本集團之除税前溢利經扣除／(計入)下列各項：

	附註	二零零七年 千港元	二零零六年 千港元
銷售存貨成本		**108,988**	97,272
折舊*	13	**9,710**	8,944
核數師有關核數服務酬金		**1,398**	1,315
遞延收入攤銷		**(3,335)**	(1,852)
預付土地租賃款項之確認*	15	**77**	77
土地及樓宇之經營租賃租金：			
最低租賃開支		**44,884**	36,307
或然租金		**3,182**	1,854
其他應收款項之減值*		**—**	4,480
應計應付款項之撥回*		**(12,570)**	(8,060)
公允值虧損／(收益)，淨額：			
可供出售股本投資(自權益撥入)*		**55**	—
按公允值計入損益中之股本投資*		**(38,147)**	2,065
衍生工具－不符合作對沖用途之交易*		**104**	(104)
出售按公允值計入損益中之股本投資之收益淨額*		**(4,626)**	(1,308)
出售物業、機器及設備項目之虧損／(收益)*		**(5,168)**	66
租金收入淨額		**(890)**	(449)
僱員福利開支(包括董事酬金(*附註8*))：			
薪金、工資及其他福利		**57,009**	56,013
定額供款計劃之退休金供款		**1,940**	2,011
減：被放棄之供款^		**—**	(48)
		58,949	57,976
滙兑收益淨額*		**(8,579)**	(8,791)
應收賬款減值		**206**	30
重估投資物業公允值虧損／(收益)淨額	14	**18,600**	(9,982)
渡假中心及俱樂部物業撥回重估虧絀	13	**(8,268)**	(2,563)
存貨可變現淨值之減值		**1,000**	1,000

* 該等結餘已計入綜合收益表中「其他經營收入淨額」一項。

^ 於二零零七年十二月三十一日，並無被放棄之供款可供本集團用以減少其於未來年度向退休金計劃供款之金額(二零零六年：無)。

7. 融資成本

	本集團	
	二零零七年	二零零六年
	千港元	*千港元*
須於五年內悉數償還之銀行貸款及透支之利息	**935**	704
融資租賃之利息	**14**	14
債券之累增利息	**342**	359
	1,291	1,077

8. 董事酬金

根據上市規則及香港公司條例第161條須予披露之本年度董事酬金詳情如下：

	本集團	
	二零零七年	二零零六年
	千港元	*千港元*
袍金	**400**	400
其他酬金：		
薪金、津貼及實物利益	**5,869**	5,806
退休金計劃供款	**36**	36
表現花紅	**242**	117
	6,147	5,959
	6,547	6,359

於年內，並無購股權或任何其他以股權支付之形式授予董事(二零零六年：無)。

財務報表附註
二零零七年十二月三十一日

8. 董事酬金(續)

(a) 獨立非執行董事

年內支付予獨立非執行董事之袍金如下：

	二零零七年	二零零六年
	千港元	*千港元*
趙世曾博士	**20**	20
陳正博士	**20**	20
Ian Grant ROBINSON先生	**240**	240
	280	280

年內，並無其他應付予獨立非執行董事之酬金(二零零六年：無)。

8. 董事酬金（續）

(b) 執行董事及一名非執行董事

	袍金	薪金、津貼及實物利益	退休金計劃供款	表現花紅	薪酬總額
	千港元	千港元	千港元	千港元	千港元
二零零七年					
執行董事：					
梁榮江先生	**40**	**288**	**12**	**12**	**352**
吳智明先生	**20**	**3,958**	**12**	**165**	**4,155**
梁煒才先生	**20**	**–**	**–**	**–**	**20**
楊永東先生	**20**	**1,623**	**12**	**65**	**1,720**
	100	**5,869**	**36**	**242**	**6,247**
非執行董事：					
劉偉檳先生	**20**	**–**	**–**	**–**	**20**
	120	**5,869**	**36**	**242**	**6,267**
二零零六年					
執行董事：					
梁榮江先生	40	288	12	12	352
吳智明先生	20	3,958	12	–	3,990
梁煒才先生	20	–	–	–	20
楊永東先生	20	1,560	12	105	1,697
	100	5,806	36	117	6,059
非執行董事：					
劉偉檳先生	20	–	–	–	20
	120	5,806	36	117	6,079

年內，概無安排致使董事放棄或同意放棄任何酬金。

財務報表附註
二零零七年十二月三十一日

9. 五位最高薪僱員

年內五位最高薪僱員包括兩位(二零零六年：兩位)董事，其酬金詳情載於上文附註8。其他三位(二零零六年：三位)非董事之最高薪僱員之本年度酬金如下：

	本集團	
	二零零七年	二零零六年
	千港元	*千港元*
薪金、津貼及實物利益	**4,357**	4,492
退休金計劃供款	**126**	144
	4,483	4,636

非董事之最高薪僱員酬金介乎下列範圍之人數：

	僱員人數	
	二零零七年	二零零六年
零—1,000,000港元	**1**	2
1,000,001港元—1,500,000港元	**1**	—
2,500,001港元—3,000,000港元	**1**	1
	3	3

於年內，並無購股權或任何其他以股權支付之形式授予五位最高薪僱員(二零零六年：無)。

10. 税項

由於本公司及其附屬公司於本年度並無產生任何應課税溢利，或承前之過往年度税務虧損足以抵銷本年度產生之應課税溢利，故並無就截至二零零七年十二月三十一日止年度作出香港利得税及海外所得税撥備(二零零六年：無)。

以除税前溢利，按本公司及附屬公司所在地適用税率計算之税項支出與按實際税率計算之税項支出之對賬，及以適用税率與實際税率之對賬如下：

	本集團			
	二零零七年		二零零六年	
	千港元	%	*千港元*	%
除税前溢利	**55,255**		7,482	
按適用税率計算之税項	**10,346**	**18.7**	1,716	22.9
毋須課税之收入	**(8,347)**	**(15.1)**	(7,970)	(106.5)
不可扣税之支出	**3,747**	**6.8**	3,749	50.1
未確認之税項虧損	**3,946**	**7.1**	3,723	49.8
應用過往期間之税項虧損淨額	**(9,692)**	**(17.5)**	(1,218)	(16.3)
按本集團實際税率計算之税項收入	**–**	**–**	–	–

11. 本公司權益持有人應佔溢利

截至二零零七年十二月三十一日止年度本公司股本持有人應佔綜合溢利內包括溢利44,861,000港元(二零零六年：21,163,000港元)已於本公司財務報表內處理(附註34(b))。

12. 本公司普通股權益持有人應佔每股盈利

每股基本盈利乃根據年內本公司普通股權益持有人應佔溢利52,426,000港元(二零零六年：12,047,000港元)及年內已發行普通股加權平均數1,650,658,676股(二零零六年：1,650,658,676股)計算。

由於兩個年度並不存在具攤薄效應之事項，故並無披露截至二零零七及二零零六年十二月三十一日止年度之每股攤薄盈利金額。

財務報表附註
二零零七年十二月三十一日

13. 物業、機器及設備

本集團

	土地及樓宇 千港元	渡假中心及俱樂部物業 千港元	租賃物業裝修 千港元	傢俬、裝置及設備 千港元	通訊設備 千港元	汽車 千港元	總額 千港元
二零零七年十二月三十一日							
成本或估值：							
年初	9,200	62,300	1,875	47,959	37,552	3,493	162,379
添置	–	–	100	1,824	–	–	1,924
出售	(9,200)	–	–	(9,201)	–	–	(18,401)
重估盈餘	–	8,268	–	–	–	–	8,268
撇銷累計折舊	–	(1,568)	–	–	–	–	(1,568)
滙兑調整	–	–	22	32	–	35	89
於二零零七年十二月三十一日	–	69,000	1,997	40,614	37,552	3,528	152,691
累計折舊及減值：							
年初	–	–	1,662	35,532	37,552	2,995	77,741
本年計提	1,368	1,568	94	6,557	–	123	9,710
重估撥回	–	(1,568)	–	–	–	–	(1,568)
出售	(1,368)	–	–	(9,201)	–	–	(10,569)
滙兑調整	–	–	18	29	–	27	74
於二零零七年十二月三十一日	–	–	1,774	32,917	37,552	3,145	75,388
賬面淨值：							
於二零零七年十二月三十一日	–	69,000	223	7,697	–	383	77,303
成本或估值分析：							
成本	–	–	1,997	40,614	37,552	3,528	83,691
於二零零七年十二月三十一日之估值	–	69,000	–	–	–	–	69,000
	–	69,000	1,997	40,614	37,552	3,528	152,691

13. 物業、機器及設備(續)

本集團

	土地及樓宇 千港元	渡假中心及俱樂部物業 千港元	租賃物業裝修 千港元	傢俬、裝置及設備 千港元	通訊設備 千港元	汽車 千港元	總額 千港元
二零零六年十二月三十一日							
成本或估值：							
年初	8,500	61,200	1,678	45,022	37,565	3,535	157,500
添置	–	–	183	8,887	–	–	9,070
出售	–	–	–	(6,038)	(13)	(69)	(6,120)
重估盈餘	1,678	2,563	–	–	–	–	4,241
撤銷累計折舊	(978)	(1,463)	–	–	–	–	(2,441)
滙兑調整	–	–	14	88	–	27	129
於二零零六年十二月三十一日	9,200	62,300	1,875	47,959	37,552	3,493	162,379
累計折舊及減值：							
年初	–	–	1,558	35,193	37,565	2,858	77,174
本年計提	978	1,463	95	6,260	–	148	8,944
重估撥回	(978)	(1,463)	–	–	–	–	(2,441)
出售	–	–	–	(6,005)	(13)	(30)	(6,048)
滙兑調整	–	–	9	84	–	19	112
於二零零六年十二月三十一日	–	–	1,662	35,532	37,552	2,995	77,741
賬面淨值：							
於二零零六年十二月三十一日	9,200	62,300	213	12,427	–	498	84,638
成本或估值分析：							
成本	–	–	1,875	47,959	37,552	3,493	90,879
於二零零六年十二月三十一日之估值	9,200	62,300	–	–	–	–	71,500
	9,200	62,300	1,875	47,959	37,552	3,493	162,379

13. 物業、機器及設備(續)

本公司

	租賃物業裝修	傢俬、裝置及設備	總額
	千港元	*千港元*	*千港元*
二零零七年十二月三十一日			
成本：			
年初	**183**	**164**	**347**
添置	**100**	**60**	**160**
於二零零七年十二月三十一日	**283**	**224**	**507**
累計折舊：			
年初	**25**	**51**	**76**
本年計提	**38**	**69**	**107**
於二零零七年十二月三十一日	**63**	**120**	**183**
賬面淨值：			
於二零零七年十二月三十一日	**220**	**104**	**324**
二零零六年十二月三十一日			
成本：			
年初	–	3	3
添置	183	161	344
於二零零六年十二月三十一日	183	164	347
累計折舊：			
年初	–	3	3
本年計提	25	48	73
於二零零六年十二月三十一日	25	51	76
賬面淨值：			
於二零零六年十二月三十一日	158	113	271

13. 物業、機器及設備(續)

本集團於二零零七年十二月三十一日之汽車項目總額內包括根據一融資租賃持有之汽車，其賬面淨值為248,000港元(二零零六年：341,000港元)。

本集團渡假中心及俱樂部物業均位於香港及以中期租約持有。

本集團之渡假中心及俱樂部物業，由合資格獨立專業估值師行戴德梁行有限公司(「戴德梁行」)於二零零七年及二零零六年十二月三十一日按折舊重置成本基準重估。截至二零零七年十二月三十一日止年度，本集團已於收益表計入重估盈餘8,268,000港元(二零零六年：2,563,000港元)以撥回過往重估虧絀。

倘於二零零七年十二月三十一日本集團之渡假中心及俱樂部物業按原值成本減累計折舊及減值虧損列賬，其總賬面值將為約27,454,000港元。

14. 投資物業

	本集團	
	二零零七年 *千港元*	二零零六年 *千港元*
於一月一日之賬面值	**123,900**	109,700
添置	**586**	18
來自公允值調整之溢利／(虧損)淨額	**(18,600)**	9,982
外滙調整	**8,014**	4,200
於十二月三十一日之賬面值	**113,900**	123,900

14. 投資物業(續)

於二零零七年十二月三十一日，本集團之投資物業包括位於香港之工業物業單位價值11,400,000港元(二零零六年：5,900,000港元)，以及位於中國大陸之渡假中心及俱樂部物業價值102,500,000港元(二零零六年：118,000,000港元)，該等物業以中期租約持有。

本集團之工業物業單位乃持有作資本升值用途，渡假中心及俱樂部物業則根據經營租約出租予本集團一家聯營公司上海麗致育樂經營管理有限公司作經營渡假中心及俱樂部業務。有關租賃之進一步概要詳情，載於財務報表附註37(a)。

	本公司	
	二零零七年	二零零六年
	千港元	*千港元*
於一月一日之賬面值	**127,900**	122,700
來自公允值調整之溢利淨額	**500**	5,200
於十二月三十一日之賬面值	**128,400**	127,900

於二零零七年十二月三十一日，本公司之投資物業包括位於香港之工業物業單位價值11,400,000港元(二零零六年：5,900,000港元)及渡假中心及俱樂部物業價值117,000,000港元(二零零六年：122,000,000港元)，該等物業以中期租約持有。

本公司之工業物業單位乃持有作資本升值用途，渡假中心及俱樂部物業則出租予全資附屬公司顯達鄉村俱樂部有限公司作經營渡假中心及俱樂部業務。

本集團及本公司之投資物業由合資格獨立專業估值師戴德梁行於二零零七年及二零零六年十二月三十一日按公開市場及現時用途作個別重估。

有關本集團之投資物業之詳情載於第102頁。

15. 預付土地租賃款項

	本集團	
	二零零七年	二零零六年
	千港元	*千港元*
於一月一日之賬面值	**3,140**	3,217
年內確認	**(77)**	(77)
於十二月三十一日之賬面值	**3,063**	3,140
流動部分	**(77)**	(77)
非流動部分	**2,986**	3,063

租賃土地位於香港，按中期租約持有。

16. 商譽

商譽乃由收購附屬公司而產生並列作綜合資產負債表內一項資產。

	本集團
	千港元
成本：	
於二零零六年一月一日，二零零六年十二月三十一日，二零零七年一月一日及二零零七年十二月三十一日	8,045
累計減值：	
於二零零六年一月一日，二零零六年十二月三十一日，二零零七年一月一日及二零零七年十二月三十一日	1,435
賬面淨值：	
於二零零七年及二零零六年十二月三十一日	6,610

商譽減值審查

本集團於二零零七年十二月三十一日賬面值6,610,000港元(二零零六年：6,610,000港元)之商譽乃屬於批發及零售時裝及飾物業務(「時裝業務」)。

本集團時裝業務之可收回金額根據使用價值，採用基於管理層批准之財務預算作出之十五年期現金流量預測而釐定。鑑於管理層經營該業務之長期經驗，管理層假設來自本集團時裝業務之現金流量將繼續至少超過預測期。用於預測現金流量之折讓率為7.5%。

財務報表附註
二零零七年十二月三十一日

16. 商譽(續)

假設期內不會有重大經濟下滑，並已考慮市場競爭及市場對高級時裝及飾物之持續市場需求，用於推算本集團時裝業務於預測期現金流量之年度增長率為6%。

管理層已考慮現金流量預測所採用之假設，並考慮業務發展計劃，該計劃包括於香港及中國其他城市之策略拓展，管理層相信不會產生與時裝業務相關之商譽減值。管理層認為任何重要假設之合理及可預見變動將不會令商譽之賬面值超過其可收回金額。

17. 於附屬公司之權益

	本公司	
	二零零七年 *千港元*	二零零六年 *千港元*
非上市股份，按成本值	**12,700**	12,700
應收附屬公司款項	**1,308,746**	1,282,104
	1,321,446	1,294,804
減值撥備	**(1,095,836)**	(1,070,024)
	225,610	224,780

由於附屬公司並無充足變現資產令本公司收回其有關權益，故就投資於該等附屬公司之非上市股份及應收附屬公司之款項(扣除減值虧損前，其賬面值分別為12,700,000港元及1,083,136,000港元)中確認減值虧損。於截至二零零七年十二月三十一止年度，就投資於非上市股份中確認之減值並無變動(二零零六年：無)，應收附屬公司款項之減值增加額為25,812,000港元(二零零六年：15,543,000港元)。

應收附屬公司之款項為無抵押、免息及於一年內未到期償還。應付一附屬公司之款項為無抵押、免息及無固定還款期。

所有與附屬公司之結餘之賬面值與其公允值相若。

17. 於附屬公司之權益(續)

主要附屬公司之詳情如下：

公司名稱	註冊成立／登記及營運地點	已發行普通股股本／註冊資本之面值	本公司應佔股本權益百分比 直接	間接	主要業務
Asia Pacific Telecommunications Limited	香港	2,000港元	–	100	提供電訊服務
e-New Media Technology Limited	英屬處女群島／香港	1美元	100	–	投資控股
e-Media (Asia) Limited	開曼群島／香港	1美元	100	–	投資控股
ENM Investments Limited	開曼群島／香港	1美元	100	–	投資控股
寶運高有限公司	香港	2港元	–	100	投資控股
顯達鄉村俱樂部有限公司	香港	10,000,000港元	100	–	經營俱樂部
Jackpot International Business Inc.	英屬處女群島／香港	1美元	–	100	投資控股
Kenmure Limited	香港	55,000,000港元	–	60	投資控股
獅龍有限公司	英屬處女群島／香港	1美元	–	100	投資控股
New Media Corporation	開曼群島／香港	2,227,280美元	–	100	投資控股
Powerbridge Limited	英屬處女群島／香港	600,000美元	–	75	投資控股

財務報表附註
二零零七年十二月三十一日

17. 於附屬公司之權益(續)

主要附屬公司之詳情如下(續):

公司名稱	註冊成立/登記及營運地點	已發行普通股股本/註冊資本之面值	本公司應佔股本權益百分比 直接	本公司應佔股本權益百分比 間接	主要業務
Richtime Management Limited	英屬處女群島/香港	1美元	—	100	投資控股
上海安電通信科技發展有限公司*	中華人民共和國(「中國」)/中國大陸	1,000,000美元	—	75	推廣及分銷網絡卡及其他配件
上海顯達渡假酒店有限公司(「上海顯達」)**	中國/中國大陸	7,200,000美元	—	80	渡假中心及俱樂部之物業投資
詩韻有限公司	香港	104,500,000港元	—	60	零售及批發時裝及飾物
Ventures Triumph Limited	英屬處女群島/香港	1美元	—	100	投資控股
聲訊系統有限公司	香港	普通股「A」股 3,000,000港元 普通股「B」股 2,000,000港元	—	100	提供電訊服務
華智國際有限公司	英屬處女群島/香港	1美元	—	100	投資控股

* 於中國登記成立為外商獨資企業

** 於中國登記成立為中外合作經營企業

17. 於附屬公司之權益(續)

董事認為上表所列之本公司附屬公司，乃主要影響本年度業績或構成本集團資產淨值之主要部分。董事認為列載其他附屬公司之詳情會導致篇幅過於冗長。

18. 於聯營公司之權益

	本集團		本公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	*千港元*	*千港元*	*千港元*
非上市股份，按成本值	**–**	–	**1**	1
應佔資產淨值	**15,406**	14,276	**–**	–
收購時產生之商譽	**14,986**	14,986	**–**	–
	30,392	29,262	**1**	1
應收聯營公司之款項	**1,385**	5,768	**346**	321
	31,777	35,030	**347**	322
減值撥備	**(14,519)**	(14,519)	**–**	–
	17,258	20,511	**347**	322

應收聯營公司之款項均為無抵押、免息及於一年內未到期償還。所有與聯營公司結餘之賬面值與其公允值相若。

於二零零七年十二月三十一日，列入於收購時產生之商譽之14,519,000港元(二零零六年：14,519,000港元)為因收購北京慧點科技開發有限公司之20%權益所產生。該項商譽已於過往年度全數減值。

18. 於聯營公司之權益(續)

主要聯營公司之詳情如下：

公司名稱	持有已發行股份／註冊股本詳情	註冊成立／登記地點	本集團應佔持有權權益百分比	主要業務
北京慧點科技開發有限公司	37,742,000人民幣	中國	20	軟件開發及提供項目解決方案
上海麗致育樂經營管理有限公司(「上海麗致」)	8,000,000美元	中國	35	渡假中心及俱樂部管理
Ventile Investments Limited	100股每股面值1美元之普通股	英屬處女群島	35	提供融資服務

董事認為上表所列之本公司聯營公司，乃主要影響本年度業績或構成本集團資產淨值之主要部分。董事認為列載其他聯營公司之詳情會導致篇幅過於冗長。

下表呈列摘錄自本集團主要聯營公司之財務報表之財務資料概要：

	二零零七年 千港元	二零零六年 千港元
資產	**174,490**	167,828
負債	**(110,757)**	(99,928)
收入	**122,864**	96,337
虧損	**(20,211)**	(4,721)

19. 可供出售之股本投資

	本集團	
	二零零七年	二零零六年
	千港元	*千港元*
海外上市股本投資，按公允值	**70**	125
非上市股本投資，按成本值扣除減值虧損	**35,378**	35,378
	35,448	35,503

於截至二零零七年十二月三十一日止年度，本集團直接於權益確認之可供出售股本投資之虧損總額為55,000港元(二零零六年：無)。於該年度，整筆結餘已從權益賬剔除，並於收益表確認。於截至二零零六年十二月三十一日止年度，本集團並無直接於權益賬確認之可供出售股本投資之收益或虧損。

上述投資包括分類為可供出售金融資產之股本證券投資，並無固定到期日或票面息率。

上市股本投資之公允值根據市場報價而定。因董事認為非上市股本投資之公允值無法可靠地評估，故非上市股本投資按成本值減任何減值虧損列賬。該等股本投資為非衍生工具，且主要為從事藥物研製及分銷或電子支付及銀行間跨行轉賬解決方案服務之公司。近期本集團並無意出售此非上市股本投資。

20. 存貨

於二零零七年及二零零六年十二月三十一日，本集團所有存貨均為製成品。

21. 應收賬款

	本集團	
	二零零七年	二零零六年
	千港元	*千港元*
應收賬款	**9,098**	10,567
減值	**(1,937)**	(1,866)
	7,161	8,701

本集團與貿易客戶維持一套既定信貸政策，按業務給予不同信貸期。在給予個別信貸期時，會按個別基準考慮客戶之財務能力及與其之經商年期。管理層定期審閱逾期賬款。

21. 應收賬款(續)

於結算日之應收賬款(按發票日期計算,並已扣除撥備)之賬齡分析如下:

	本集團	
	二零零七年 *千港元*	二零零六年 *千港元*
1個月之內	**4,128**	5,847
2 - 3個月	**844**	290
3個月以上	**2,189**	2,564
	7,161	8,701

應收賬款減值撥備之變動載列如下:

	本集團	
	二零零七年 *千港元*	二零零六年 *千港元*
於一月一日	**1,866**	1,872
已確認減值虧損 *(附註6)*	**206**	30
撇銷不可回收賬款	**(135)**	(36)
於十二月三十一日	**1,937**	1,866

上述應收賬款之減值撥備中包括為個別已減值應收賬款作出之減值撥備1,937,000港元(二零零六年:1,866,000港元),該等應收賬款之賬面值為1,937,000港元(二零零六年:1,866,000港元)。個別減值應收賬款涉及長期拖欠之客戶,收回應收款項存在很大不確定性。本集團並無就該等結餘持有任何抵押品或其他信貸提升之保障。

21. 應收賬款(續)

並無個別及共同被視為減值之應收賬款之賬齡分析如下：

	本集團	
	二零零七年	二零零六年
	千港元	*千港元*
未逾期及未減值	**4,160**	5,847
逾期少於1個月	**290**	276
逾期1至3個月	**522**	252
逾期超過3個月	**2,189**	2,326
	7,161	8,701

未逾期及未減值之應收款項涉及多名近期無拖欠記錄之債務人。

已逾期但未減值之應收款項涉及多名與本集團保持良好往績記錄之獨立客戶。根據過往經驗，本公司董事認為，由於該等款項之信貸質量並未發生重大變動，且仍視為可悉數收回，故毋須作出任何減值撥備。本集團並無就該等款項持有任何抵押品或其他信貸提升之保障。

應收賬款之賬面值與其公允值相若。

22. 預付款項、按金及其他應收款項

	本集團		本公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	*千港元*	*千港元*	*千港元*
按金	**17,463**	17,713	**446**	381
預付款及其他應收款項	**16,193**	15,554	**5,699**	6,274
	33,656	33,267	**6,145**	6,655

上述資產概無逾期或減值。上述結餘所涉及之資產為近期並無拖欠記錄之應收款項，其賬面值與其公允值相若。

23. 按公允值計入損益中之股本投資

	本集團		本公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	*千港元*	*千港元*	*千港元*
上市股本投資，按市值：				
香港	**197,497**	153,881	**177,201**	143,381
其他地方	**397**	731	**–**	–
	197,894	154,612	**177,201**	143,381

以上於二零零七年及二零零六年十二月三十一日之股本投資分類為持有作買賣用途，並包括以下於中華汽車有限公司(一家於香港註冊成立之公司)之每股面值2港元之普通股：

	本集團		本公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	*千港元*	*千港元*	*千港元*
中華汽車有限公司普通股之市值	**131,384**	118,413	**130,601**	117,706
持有權權益之百分比	**4.5%**	4.5%	**4.5%**	4.5%

於二零零七年十二月三十一日持有之短期股本投資，於本財務報表獲準頒佈日期之市值約為179,353,000港元。

24. 衍生金融工具

於二零零六年十二月三十一日，本集團持有之外滙期權合約按其公允值104,000港元列賬。

本集團簽訂外滙期權合約以管理其匯率風險，惟並不符合作對沖會計處理之條件。截至二零零七年十二月三十一日止年度及截至其屆滿時，外匯期權合約公允值虧損為104,000港元，已於收益表中扣除。截至二零零六年十二月三十一止年度，104,000港元之外匯期權公允值收益已計入收益表內。

本集團於二零零七年十二月三十一日並無未到期外匯期權合約。

25. 現金及銀行結餘及存款

於結算日，本集團以人民幣(「人民幣」)結算之現金及銀行結餘共9,280,000港元(二零零六年：7,042,000港元)。人民幣並不可自由兌換為其他貨幣，然而，根據中國大陸之外匯管制法規及結匯、售匯及付匯管理規定，本集團獲准透過獲授權可進行外匯業務之銀行將人民幣兌換為外幣。

銀行存款按銀行每日存款利率之浮動息率賺取利息。短期定期存款之存款期由一日至一年，視乎本集團之即時現金需求而定，並按各自之短期定期存款息率賺取利息。銀行結餘及已抵押存款存入近期並無拖欠記錄之信譽良好銀行。現金及現金等價物及已抵押存款之賬面值與其公允值相若。

26. 應付賬款及其他應付款項

本集團之應付賬款及其他應付款中項包括12,893,000港元(二零零六年：25,948,000港元)之應付賬款及應付票據。於二零零七年十二月三十一日，本公司並無應付款項及應付票據(二零零六年：無)。於結算日，本集團應付賬款及應付票據按發票日期計算之賬齡分析如下：

	本集團	
	二零零七年 *千港元*	二零零六年 *千港元*
一個月內	**4,704**	5,700
二至三個月	**281**	274
三個月以上	**7,908**	19,974
	12,893	25,948

本集團及本公司之所有應付賬款及其他應付款項乃無抵押、免息及於三個月內或於接獲通知時償還。包括以上結餘之金融負債之賬面值與其公允值相若。

27. 附息銀行及其他借款

本集團

	二零零七年			二零零六年		
	實際利率(%)	到期年份	千港元	實際利率(%)	到期年份	千港元
流動						
應付融資租賃 *(附註28)*	**3**	**2008**	**92**	3	2007	91
銀行貸款－無抵押	**7至8**	**2008**	**4,620**	7.75至8	2007	9,177
			4,712			9,268
非流動						
應付融資租賃 *(附註28)*	**3**	**2009 - 2010**	**114**	3	2008-2010	206
			4,826			9,474

除融資租賃安排為固定息率3%外，本集團所有附息貸款之息率均屬浮動息率。本集團之所有附息銀行及其他借款均以港元結算。

本集團流動借款之賬面值與其公允值相若。於結算日，本集團非流動應付融資租賃之賬面值為114,000港元(二零零六年：206,000港元)之公允值為119,000港元(二零零六年：218,000港元)，該公允值乃按現行之利率折讓估計未來現金流量來釐定。

28. 應付融資租賃

本集團根據融資租賃安排租賃一輛汽車，於二零零七年十二月三十一日，剩餘租期為二年零三個月。

於二零零七年十二月三十一日，本集團根據融資租賃之未來最低租賃付款總額及其現值如下：

本集團

	最低租賃付款 二零零七年 *千港元*	最低租賃付款 二零零六年 *千港元*	最低租賃付款之現值 二零零七年 *千港元*	最低租賃付款之現值 二零零六年 *千港元*
應付款項：				
一年內	**105**	105	**92**	91
第二年	**105**	105	**91**	91
第三至五年(包括首尾兩年)	**26**	131	**23**	115
最低融資租賃付款總額	**236**	341	**206**	297
未來融資費用	**(30)**	(44)		
淨融資租賃付款總額	**206**	297		
列為流動負債部分 *(附註27)*	**(92)**	(91)		
非流動部分 *(附註27)*	**114**	206		

29. 債券

每名債券持有人有權成為由本集團一間附屬公司顯達鄉村俱樂部有限公司經營之顯達鄉村俱樂部(「俱樂部」)之會員，在債券未贖回期間及符合俱樂部規章及細則之條件下，可享用俱樂部所有設施而免交月費。於結算日，本集團按攤銷成本列賬之債券之可贖回期間如下：

	本集團	
	二零零七年	二零零六年
	千港元	*千港元*
一年內	**2,670**	4,102
第二年	**385**	2,557
第三至五年(包括首尾兩年)	**3,077**	1,197
	3,462	3,754
	6,132	7,856

所有可贖回債券均以港元結算，並為免息，並可在本集團同意下於期滿時續期。

可贖回債券之賬面值與其公允值相若。

30. 其他貸款

於二零零七年十二月三十一日，來自一間附屬公司一名少數股東之無抵押外幣貸款總額為人民幣1,216,241元(二零零六年：人民幣1,216,241元)及521,859美元(二零零六年：521,859美元)。該等貸款為免息及並無固定還款期。該等貸款之賬面值與其公允值相若。

31. 遞延稅項

年內之遞延稅項負債及資產之變動如下：

本集團

	超出有關折舊之折舊免稅額	可用於抵銷未來應課稅溢利之虧損	總計
	千港元	*千港元*	*千港元*
於二零零六年一月一日	2,666	(2,666)	–
年內自收益表扣除／(計入)之遞延稅項	5,495	(5,495)	–
於二零零六年十二月三十一日及二零零七年一月一日	8,161	(8,161)	–
年內自收益表扣除／(計入)之遞延稅項	1,559	(1,559)	–
於二零零七年十二月三十一日	**9,720**	**(9,720)**	**–**

本集團於香港產生之稅務虧損為496,029,000港元(二零零六年：528,212,000港元)，可無限期用以抵銷產生該等虧損之附屬公司之未來應課稅溢利。誠如上文披露，就有關該等虧損而確認之遞延稅項資產，僅以抵銷於相同附屬公司之任何遞延稅項負債為限。未確認為遞延稅項資產之稅務虧損為440,487,000港元(二零零六年：481,577,000港元)，由於該等虧損乃於虧損已有一段時間之附屬公司產生，或未能預測該等附屬公司未來可否獲得應課稅溢利。

於二零零七年十二月三十一日，由於本集團若干附屬公司或聯營公司之未分派盈利於分派時不會帶來額外稅項負債，因此本集團並無就此而產生重大未確認遞延稅項負債(二零零六年：無)。

32. 股本

股份

	二零零七年 *千港元*	二零零六年 *千港元*
法定：		
100,000,000,000股（二零零六年：100,000,000,000股）每股面值0.01港元之普通股	**1,000,000**	1,000,000
已發行及繳足：		
1,650,658,676股（二零零六年：1,650,658,676股）每股面值0.01港元之普通股	**16,507**	16,507

股東於二零零二年七月十一日之股東特別大會批准一項股本重組計劃，並其後獲香港特別行政區高等法院於二零零二年八月六日頒命確認。股本重組計劃之詳情如下：

(a) 本公司之法定股本由1,000,000,000港元（分為2,000,000,000股每股面值0.50港元之普通股）減至20,000,000港元（分為2,000,000,000股每股面值0.01港元之普通股）。該項削減是透過註銷於二零零二年八月六日（即法院聆訊呈請日期）之已發行普通股1,650,658,676股每股中之已繳足股本0.49港元，及削減本公司所有已發行及未發行普通股之面值，由每股普通股0.50港元減至0.01港元；及

(b) 於該削減股本生效後：

(i) 本公司藉增設額外98,000,000,000股每股面值0.01港元之普通股，將法定股本增加至其原本金額1,000,000,000港元；及

(ii) 增設一項相等於上述削減股本之特殊儲備（誠如上文(a)所詳述），即808,822,751港元。該儲備不得視為已變現溢利及倘本公司仍為一間上市公司，須視為不可分派儲備。然而，特殊儲備之金額可藉因發行股份以換取現金或其他新代價，或在將可分派儲備資本化所產生之本公司已發行股本或股份溢價之任何增加總額而減少。

購股權

有關本公司購股權計劃及根據該計劃發出之購股權詳情，載於財務報表附註33。

33. 購股權計劃

為符合上市規則第17章(經修訂),及提供本公司一項具彈性方法,就執行董事及僱員對本集團之貢獻提供鼓勵及獎賞,於二零零二年六月十四日舉行之本公司股東特別大會上,本公司股東已正式終止於一九九七年十二月三十日採納之購股權計劃(「舊計劃」)及採納一項新購股權計劃(「新計劃」)。舊計劃於二零零七年十二月二十九日屆滿,而根據該計劃授出之所有未行使購股權亦失效。

根據新計劃之條款,董事會可按其酌情權邀請本集團執行董事及僱員接納可認購本公司股份之購股權。新計劃有效期直至二零一二年六月十三日,為期10年,而該期間後將不可再授出購股權。購股權之行使價將由董事會釐定,並須最少為以下三者之最高價:(i)於要約日期(須為營業日),在聯交所每日報價表所列之股份收市價;(ii)緊接要約日期前五個營業日,在聯交所每日報價表所列之股份平均收市價;及(iii)本公司股份之面值。於接納任何授出之購股權時須支付1港元之代價。

於二零零七年十二月三十一日,根據新計劃可供發行之股份總數為243,415,800股(二零零六年:243,415,800股),相當於本公司於同日之已發行股本之14.7%(二零零六年:14.7%)。根據新計劃,於任何12個月期間,各參與者最多可獲配已發行及於行使購股權時將予發行之股份總數上限為本公司已發行普通股1%。任何授出之購股權超出此限制,須經股東於股東大會批准,方可實行。

於二零零七年十二月三十一日及該等財務報表獲批准日期,概無未獲行使之購股權。於二零零六年十二月三十一日,根據舊計劃向本公司僱員授出認購本公司股份之購股權312,000份(本公司每股股份於二零零六年十二月三十一日之市值為0.51港元)。於截至二零零七及二零零六年十二月三十一日止年度,概無向本公司董事或本集團僱員授出購股權。

本公司購股權並無上市,且每份購股權令持有人有權認購本公司一股每股面值0.01港元之普通股。

購股權並不賦予持有人享有股息或於股東大會投票之權利。

33. 購股權計劃(續)

根據舊計劃向僱員授出之購股權如下：

購股權授出日期*	購股權行使期	每股購股權之行使價**	購股權數目 於二零零七年一月一日	於年內失效	於二零零七年十二月三十一日
		港元			
一九九九年十二月一日	一九九九年十二月一日至二零零七年十二月二十九日	1.804	48,000	(48,000)	–
二零零零年八月一日	二零零零年八月一日至二零零七年十二月二十九日	0.630	264,000	(264,000)	–
			312,000	(312,000)	–

* 購股權之歸屬期為由授出日期至行使期開始為止。

** 購股權行使價將因應進行供股、發行紅股或本公司股本其他類似之變動而予以調整。

34. 儲備

(a) 本集團

本集團於本年度及過往年度之儲備及其變動，呈列於財務報表第29頁之綜合權益變動表。

(b) 本公司

	股份溢價	特殊儲備	資本贖回儲備	累計虧損	總計
	千港元	千港元 (附註32(b)(ii))	千港元	千港元	千港元
於二零零六年一月一日	1,189,721	808,822	478	(1,090,795)	908,226
年內溢利	–	–	–	21,163	21,163
於二零零六年十二月三十一日及二零零七年一月一日	1,189,721	808,822	478	(1,069,632)	929,389
年內溢利	–	–	–	44,861	44,861
於二零零七年十二月三十一日	**1,189,721**	**808,822**	**478**	**(1,024,771)**	**974,250**

35. 主要非現金交易

於截至二零零七年十二月三十一日止年度，本集團向一間聯營公司提供借款5,446,000港元，作為按所有股東之間協定之於聯營公司所持權益比例之進一步注資。

36. 或然負債

於結算日，本公司或本集團有下列重大或然負債：

(a) 於二零零二年三月，一間附屬公司之其中一家電訊內容供應商透過其律師，向該附屬公司申索賠償1,500,000美元（相等於11,670,000港元）（涉及該附屬公司就該內容供應商所提供之服務而採用之結算率有變而產生）。該申索人亦對過去所產生之傳送量提出爭議，並聲稱少收最少2,736,000美元（相等於21,286,000港元）。

管理層已研究該等指稱，並就該附屬公司之法律權利及責任尋求法律意見。獲取意見後，該附屬公司已能夠反駁大部分指稱，並於二零零二年九月作出約6,215,000美元（相等於48,353,000港元）之反申償，向該內容供應商要求退回墊款總額，包括壞賬及在調節傳送量及其他相關項目時產生之差額。此後，該附屬公司與該內容供應商並無就上述申索進行任何溝通。

鑑於以上所述，管理層認為，產生任何虧損之機會甚微，因此並無在財務報表中作出撥備。

(b) 本公司已簽立公司擔保，作為若干附屬公司獲授342,000港元（二零零六年：342,000港元）之一般銀行信貸之部分抵押。

37. 經營租約安排

(a) 作為出租人

本集團與本集團之一間聯營公司上海麗致訂立一經營租約安排，出租其渡假中心及俱樂部物業(財務報表附註14)，租期實際由二零零六年七月一日至二零一六年六月三十日為止。

於二零零七年十二月三十一日，根據與一間聯營公司簽訂之不可撤銷之經營租約，本集團之未來應收最低租金總額如下：

	本集團	
	二零零七年	二零零六年
	千港元	*千港元*
一年內	**1,134**	800
第二至五年(包括首尾兩年)	**5,682**	5,090
五年後	**4,971**	6,030
	11,787	11,920

本集團於年內並無確認任何涉及應收或然租金之收入(二零零六年：零)。

(b) 作為承租人

本集團根據經營租約安排租用若干物業。經協商之物業租賃期介乎一年至四年。

於二零零七年十二月三十一日，根據不可撤銷之經營租約，本集團及本公司之未來最低租金支出總額如下：

	本集團		本公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	*千港元*	*千港元*	*千港元*
一年內	**36,773**	38,528	**809**	510
第二至五年(包括首尾兩年)	**37,116**	51,698	**–**	–
	73,889	90,226	**809**	510

38. 承擔

除以上附註37(b)所述之經營租約承擔外，本集團於結算日有以下承擔：

(a) 資本承擔

	本集團	
	二零零七年	二零零六年
	千港元	*千港元*
已訂約但未撥備 — 渡假中心物業發展	–	338

(b) 其他承擔

本公司代表一間全資擁有之附屬公司顯達鄉村俱樂部有限公司為一項與一中國大陸合營企業夥伴訂立關於上海顯達渡假中心及俱樂部物業之合作經營企業協議之要約方。根據於一九九六年至二零零二年年間所簽訂之合作經營企業協議及補充協議，上海顯達承諾由二零零一年至二零零八年及由二零零九年至二零二二年，支付中國大陸合營企業夥伴之每年最低年費，分別為人民幣1,650,000元(相等於1,749,000港元)及268,000美元(相等於2,085,000港元)。於二零零三年，上海顯達與本集團一間聯營公司上海麗致訂立管理承包協議，據此，上海麗致承諾負擔於直至二零一六年六月三十日止(有關管理承包協議之屆滿日期)期間應付中國大陸合營企業夥伴之該等款項。

於二零零七年十二月三十一日，根據以上安排，上海顯達直至二零二二年應付中國大陸合營企業夥伴之最低金額為30,940,000港元(二零零六年：32,490,000港元)，而其中17,387,000港元(二零零六年：18,938,000港元)預期由上海麗致承擔直至二零一六年六月三十日止。

39. 關連人士之交易

(a) 除財務報表其他部分所詳述之交易及結餘外，本集團於年內有下列重大關連人士交易：

		本集團	
		二零零七年	二零零六年
	附註	*千港元*	*千港元*
付予關連公司之租金開支及物業管理費	(i)	**2,027**	1,747
來自聯營公司之租金收入	(ii)	**848**	400

附註：

(i) 向本公司一名主要股東所控制之公司支付之租金開支及物業管理費，為參考有關之行業慣例而釐定。根據上市條例，當中之1,735,000港元(二零零六年：1,456,000港元)租金開支構成持續關連交易。本公司關連交易之詳情載於董事會報告第14及15頁。

(ii) 根據本集團與一間聯營公司訂立之經營租約安排，出租渡假中心及俱樂部物業，故向該聯營公司收取租金收入。

(b) 本集團主要管理人員之報酬：

	二零零七年	二零零六年
	千港元	*千港元*
短期僱員福利	**10,869**	10,996
離職福利	**180**	182
支付予主要管理人員之報酬總額	**11,049**	11,178

有關董事酬金之其他詳情載於財務報表附註8。

40. 按類別劃分的金融工具

於結算日中各類金融工具的賬面值如下：

二零零七年

本集團

金融資產	按公允值計入損益中－持作交易之金融資產 千港元	貸款及應收款項 千港元	可供出售之金融資產 千港元	合計 千港元
於關聯公司之權益	–	1,385	–	1,385
可供出售之股本投資	–	–	35,448	35,448
應收賬款	–	7,161	–	7,161
包括於預付款項、按金及其他應收款項中之金融資產	–	19,264	–	19,264
按公允值計入損益中之股本投資	197,894	–	–	197,894
已抵押存款	–	342	–	342
定期存款	–	495,798	–	495,798
現金及銀行結餘	–	46,487	–	46,487
	197,894	570,437	35,448	803,779

金融負債	按攤銷成本列賬之金融負債 千港元
應付賬款及其他應付款項	27,932
附息銀行及其他借款	4,826
債券	6,132
其他貸款	5,349
	44,239

財務報表附註
二零零七年十二月三十一日

40. 按類別劃分的金融工具(續)

於結算日各類金融工具的賬面值如下(續):

二零零六年

本集團

金融資產	按公允值計入損益中－持作交易之金融資產 千港元	貸款及應收款項 千港元	可供出售之金融資產 千港元	合計 千港元
於關聯公司之權益	—	5,768	—	5,768
可供出售之股本投資	—	—	35,503	35,503
應收賬款	—	8,701	—	8,701
包括於預付款項、按金及其他應收款項中之金融資產	—	20,361	—	20,361
按公允值計入損益中之股本投資	154,612	—	—	154,612
衍生金融工具	104	—	—	104
已抵押存款	—	342	—	342
定期存款	—	495,074	—	495,074
現金及銀行結餘	—	27,148	—	27,148
	154,716	557,394	35,503	747,613

金融負債	按攤銷成本列賬之金融負債 千港元
應付賬款及其他應付款項	37,116
附息銀行及其他借款	9,474
債券	7,856
其他貸款	5,304
	59,750

40. 按類別劃分的金融工具(續)

於結算日各類金融工具的賬面值如下(續):

本公司

金融資產	二零零七年 按公允值計入損益中－持作交易之金融資產 千港元	二零零七年 貸款和應收賬款 千港元	二零零七年 合計 千港元	二零零六年 按公允值計入損益中－持作交易之金融資產 千港元	二零零六年 貸款和應收賬款 千港元	二零零六年 合計 千港元
於附屬公司之權益	–	**225,610**	**225,610**	–	224,780	224,780
於聯營公司之權益	–	**346**	**346**	–	321	321
按公允值計入損益中之股本投資	**177,201**	–	**177,201**	143,381	–	143,381
包含於預付款項、按金及其它應收款項中之金融資產	–	**5,749**	**5,749**	–	6,253	6,253
已抵押存款	–	**342**	**342**	–	342	342
定期存款	–	**495,798**	**495,798**	–	495,074	495,074
現金及銀行結餘	–	**6,070**	**6,070**	–	4,553	4,553
	177,201	**733,915**	**911,116**	143,381	731,323	874,704

金融負債	二零零七年 按攤銷成本列賬之金融負債 千港元	二零零六年 按攤銷成本列賬之金融負債 千港元
其他應付款項	**3,806**	2,186
應付附屬公司款項	**45,275**	54,974
	49,081	57,160

41. 財務風險管理目標和政策

本集團通過附息銀行及其他借款、以及其他貸款作為營運融資，並直接從營運過程中產生多種金融資產及負債，如應收及應付賬款。因該等金融工具所產生之主要風險有利率風險、外幣風險、信用風險及流動資金風險。

此外，本集團還涉及主要因以公允值為賬面值之上市股權投資所產生之股權價格風險。

本集團的風險管理策略旨在盡量減少金融風險對本集團財務狀況造成的負面影響，董事會審閱並協定政策以便管理每項風險。本集團之政策為不持有或出售金融工具作投機用途。

利率風險

本集團的市場利率變動風險主要與短期浮動利率附息銀行貸款有關。

本集團利率風險管理政策是降低或保持當前的附息貸款水平。由於本集團預期不會大幅提高附息貸款水平，本集團沒有採用任何利率掉期以對沖利率風險。

下表展示於其他變數保持穩定，而利率可能出現合理波動之情況下，本集團除税前溢利(透過浮動利率借款影響)及股權對波動的敏感性。

	基點 增加／(減少)	除税前溢利 增加／(減少) *千港元*	股權 增加／(減少) *千港元*
二零零七年			
港元	**50**	**(3)**	**(3)**
港元	**(50)**	**3**	**3**
二零零六年			
港元	50	(7)	(7)
港元	(50)	7	7

41. 財務風險管理目標及政策(續)

外幣風險

本集團亦涉及交易貨幣風險，此風險源自本集團之附屬公司以其功能貨幣以外的其他貨幣作採購計價單位。本集團約99%(二零零六年：97%)的採購都是以功能貨幣以外的其他貨幣計價。

本集團不時利用外匯期權合約來管理部分外幣風險，並將持續評估此類風險及市場條件，以決定將來是否需要進行任何其他對沖安排。

下表展示於結算日其他變數保持不變，而美元及歐元匯率可能出現合理波動之情況下，本集團除稅前溢利(因貨幣資產及負債的公允值出現變動)及股權對波動的敏感性。

	美元／歐元匯率 增加／(減少) %	除稅前溢利 增加／(減少) *千港元*	股權 增加／(減少) *千港元*
二零零七年			
若港元兑歐元弱勢	**5**	**(172)**	**(172)**
若港元兑歐元強勢	**(5)**	**172**	**172**
若港元兑美元弱勢	**5**	**24,882**	**24,882**
若港元兑美元強勢	**(5)**	**(24,882)**	**(24,882)**
二零零六年			
若港元兑歐元弱勢	5	(210)	(210)
若港元兑歐元強勢	(5)	210	210
若港元兑美元弱勢	5	22,677	22,677
若港元兑美元強勢	(5)	(22,677)	(22,677)

41. 財務風險管理目標和政策(續)

信貸風險

本集團僅與獲確認並且信譽良好的第三方進行貿易。應收賬款結餘乃按持續基準監控，而本集團的壞賬風險並不重大。

本集團包括銀行結餘、按金、其他應收款項及應收聯營公司款項的其他金融資產之信用風險源自對方違約，最大風險相等於該等金融工具之賬面值。

由於本集團僅與獲確認並且信譽良好的第三方進行貿易，所以並無要求抵押品。鑒於本集團之應收賬款涉及大量不同顧客，故本集團的信貸風險並不集中。

本集團源自應收賬款的信貸風險之詳細數據披露，載於財務報表附註21。

41. 金融風險管理目標及政策(續)

流動資金風險

本集團採用常規流動性規劃工具監控資金短缺風險。此工具考慮金融工具及金融資產(如應收帳款)的到期日，並預測運營現金流量。

本集團的目標就是利用附息銀行及其他借款來保持融資連續性與靈活性的平衡。

本集團截至結算日，以要約未折讓付款基準計算之金融負債，其到期日如下：

本集團

	二零零七年			
	一年內或接獲通知	一年以上二年以下	二年以上五年以下	合計
	千港元	*千港元*	*千港元*	*千港元*
應付賬款及其他應付款項	**27,932**	**–**	**–**	**27,932**
附息銀行及其他借款	**4,712**	**91**	**23**	**4,826**
債券	**2,787**	**420**	**3,650**	**6,857**
其他貸款	**5,349**	**–**	**–**	**5,349**
	40,780	**511**	**3,673**	**44,964**

	二零零六年			
	一年內或接獲通知	一年以上二年以下	二年以上五年以下	合計
	千港元	*千港元*	*千港元*	*千港元*
應付賬款及其他應付款項	37,116	–	–	37,116
附息銀行及其他借款	9,268	92	114	9,474
債券	4,280	2,787	1,440	8,507
其他貸款	5,304	–	–	5,304
	55,968	2,879	1,554	60,401

41. 金融風險管理目標及政策(續)

流動資金風險(續)

本公司截至結算日，以要約未折讓付款基準計算之金融負債，其到期日如下：

	本公司	
	二零零七年 一年內或 接獲通知 *千港元*	二零零六年 一年內或 接獲通知 *千港元*
其他應付款項	**3,806**	2,186
應付附屬公司款項	**45,275**	54,974
	49,081	57,160

股權價格風險

股權價格風險是指因股票指數水平及個別證券的價值變動而致的證券公允值降低之風險。於二零零七年十二月三十一日，本集團主要承受因投資於按照公允值計入損益中的股本投資而引致股權價格風險。本集團的證券投資主要在香港股票交易市場上市，並以結算日市場報價估值。

在結算日的最近交易日營業時間結束時下列股票交易市場的股票指數、年內最高點及最低點分別如下：

	二零零七年 十二月三十一日	二零零七年 高／低點	二零零六年 十二月三十一日	二零零六年 高／低點
香港－恒生指數	**27,812**	**31,638/ 18,664**	19,964	20,001/ 14,944

41. 金融風險管理目標及政策(續)

股權價格風險(續)

下表展示於其他變數保持不變並且未計算税項影響前，股本投資於結算日之賬面值，對股本投資公允值5%變動之敏感性。

	股本 投資賬面值 *千港元*	除税前溢利 增加／(減少) *千港元*	股權 增加／(減少) *千港元*
二零零七年			
於下列地點上市之投資：			
香港－持作交易	**197,497**	**9,875/ (9,875)**	**9,875/ (9,875)**
二零零六年			
於下列地點上市之投資：			
香港－持作交易	153,881	7,694/ (7,694)	7,694/ (7,694)

資本管理

本集團資本管理的首要目標，是維護本集團的持續經營能力並保持健康的資本比率，以為本公司業務提供支持及使股東獲得最大利益。

本集團根據經濟條件的變化及潛在資產的風險特徵，管理資本結構並加以調整。為維持或調整資本結構，本集團可向股東退回資本或發行新股。本集團不受外部任何附加的資本要求所限，於截至二零零七年和二零零六年十二月三十一日止年度內，目標、政策及流程並無出現變動。

41. 金融風險管理目標及政策(續)

資本管理(續)

本集團利用資產負債比率來監控資本，資產負債比率為借貸總額除以本公司股權持有人應佔總權益。本集團的政策是保持較低的債務水平並保持負債比率不高於20%。借貸總額包括附息銀行和其他借款、債券和其他貸款。截至結算日的資產負債比率如下：

本集團

	二零零七年	二零零六年
	千港元	*千港元*
附息銀行及其他借款	**4,826**	9,474
債券	**6,132**	7,856
其他貸款	**5,349**	5,304
借貸總額	**16,307**	22,634
股東權益	**959,940**	901,904
資產負債比率	**1.70%**	2.51%

42. 結算日後事項

於二零零八年一月二十二日，本公司宣佈於二零零八年一月二十一日，本公司的全資附屬公司e-Media (Asia) Limited與少數股東訂立協議收購其於Kenmure Limited合共40%額外權益，總代價為22,000,000港元。

Kenmure Limited現為本公司擁有60%權益的附屬公司，擁有本集團時裝業務的全部權益。建議收購將遵照上市規則透過通函與股東溝通，並須取得獨立股東的批准。

43. 財務報表之批准

本財務報表於二零零八年三月二十八日獲董事會通過及授權刊發。

物業詳情

二零零七年十二月三十一日

投資物業

地點	用途	年期	本集團應佔權益
中國上海市 普陀區 交通路2737號	經營渡假中心及俱樂部	中期租約	80%
香港新界 葵涌 藍田街37-41號 緯興工業大廈 4/F及5/F連天台及 3號及5號車位	資本升值	中期租約	100%

五年財務摘要

本集團過往五個財務年度之業績以及資產與負債及少數股東權益摘要載於下文。該等資料乃摘錄自已刊發之經審核財務報表並作適當之重列／重新分類(如適用)。

業績

	截至十二月三十一日止年度				
	二零零七年	二零零六年	二零零五年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
收入	**266,027**	227,206	242,536	221,273	138,600
經營業務溢利／(虧損)	**62,934**	11,411	18,802	17,646	(14,676)
融資成本	**(1,291)**	(1,077)	(969)	(377)	(969)
應佔聯營公司溢利及虧損	**(6,388)**	(2,852)	(2,883)	(5,112)	(19,472)
除税前溢利／(虧損)	**55,255**	7,482	14,950	12,157	(35,117)
税項	**–**	–	43	159	(111)
年內溢利／(虧損)	**55,255**	7,482	14,993	12,316	(35,228)
可分配於：					
本公司權益持有人	**52,426**	12,047	10,923	7,039	(36,746)
少數股東權益	**2,829**	(4,565)	4,070	5,277	1,518
	55,255	7,482	14,993	12,316	(35,228)

資產、負債及少數股東權益

	十二月三十一日				
	二零零七年	二零零六年	二零零五年	二零零四年	二零零三年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
總資產	**1,076,279**	1,031,031	1,025,839	1,030,981	1,072,868
總負債	**(85,792)**	(101,614)	(106,497)	(129,433)	(185,680)
少數股東權益	**(30,547)**	(27,513)	(31,407)	(26,182)	(20,006)
	959,940	901,904	887,935	875,366	867,182

公司資料

執行董事

梁榮江 *(主席)*
吳智明 *(行政總裁)*
梁煒才
楊永東

非執行董事

劉偉檳

獨立非執行董事

趙世曾
陳正
Ian Grant ROBINSON

合資格會計師

蔣耀強

公司秘書

鄭佩敏

核數師

安永會計師事務所
香港中環
金融街8號
國際金融中心
2期18樓

股份過戶登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心
17樓1712-1716室

主要銀行

UBS AG
聯合銀行
香港上海匯豐銀行有限公司
恒生銀行有限公司

註冊辦事處

香港九龍
尖沙咀東部麼地道77號
華懋廣場
15樓1502室

香港註冊成立日期

一九六六年四月二十七日

上市日期

一九七二年十一月十六日

僱員人數

258名

公司網址

www.enmholdings.com

股份代號

香港聯交所：0128
美國預託證券：ENMHY

企業傳訊

電話：(852) 2594 0600
傳真：(852) 2827 1491
電郵：info@enmholdings.com

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in ENM Holdings Limited, you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

ENM

ENM HOLDINGS LIMITED
安寧控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 128)

MAJOR AND CONNECTED TRANSACTION
ACQUISITION OF 40% INTEREST IN KENMURE LIMITED

Independent Financial Advisor to the Independent Board Committee and Independent Shareholders

GD 粵海證券有限公司
Guangdong Securities Limited

A letter from the independent board committee of ENM Holdings Limited containing its recommendation in respect of the Share Purchase Agreements (as defined in this circular) is set out on pages 12 to 13 of this circular. A letter from Guangdong Securities Limited containing its advice to the independent board committee of ENM Holdings Limited in respect of the Share Purchase Agreements and the transactions contemplated thereunder is set out on pages 14 to 22 of this circular.

A notice convening an extraordinary general meeting of the shareholders of ENM Holdings Limited to be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong on Wednesday, 30 April 2008 at 11:00 a.m. or immediately after the conclusion of the annual general meeting of the Company to be held on the same day and place at 10:30 a.m. is set out on pages 143 to 144 of this circular. There is a form of proxy for use at the extraordinary general meeting of ENM Holdings Limited accompanying this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy to the registered office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

14 April 2008

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the meanings set out below unless the context requires otherwise:

"Apex"	Apex Ocean Investments Limited, a company incorporated in the British Virgin Islands, which holds 30% of the issued share capital of Kenmure
"Apex Agreement"	the Share Purchase Agreement entered into between Apex and e-Media (Asia) dated 21 January 2008
"Apex Acquisition"	the proposed acquisition of the Apex Shares
"Apex Consideration"	the consideration payable by e-Media (Asia) for the purchase of Apex Shares
"Apex Shares"	16,500,000 shares in Kenmure, representing 30% of the entire issued share capital of Kenmure
"associate(s)"	has the meaning ascribed to it in the Listing Rules
"Company" or "ENM Holdings"	ENM Holdings Limited, a company incorporated in Hong Kong with limited liability, the issued shares of which are listed on the Stock Exchange
"Completion"	completion of the Share Purchase Agreement(s)
"Directors"	directors of the Company
"Board"	the board of Directors
"e-Media (Asia)"	e-Media (Asia) Limited, a company incorporated in the Cayman Islands, a wholly owned subsidiary of the Company
"EGM"	an extraordinary general meeting of the Company to be convened to consider and, if thought fit, approve by the Shareholders (or where required, the Independent Shareholders) of the Company, the Share Purchase Agreements
"Enlarged Group"	the Group after Completion
"Group"	ENM Holdings Limited and its subsidiaries
"Guangdong Securities" or "Independent Financial Advisor"	Guangdong Securities Limited, a corporation licensed to carry out type 1 (dealing in securities), type 4 (advising on securities); type 6 (advising on corporate finance) and type 9 (asset management) regulated activities as defined under the SFO, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in respect of the terms of the Share Purchase Agreements and the transactions contemplated thereunder

"HKFRS"	the Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Kosin"	Kosin Limited, a company incorporated in Republic of Liberia, which holds 10% of the issued share capital of Kenmure
"Kosin Agreement"	the Share Purchase Agreement entered into between Kosin and e-Media (Asia) dated 21 January 2008
"Kosin Acquisition"	the proposed acquisition of the Kosin Shares
"Kosin Consideration"	the consideration payable by e-Media (Asia) for the purchase of the Kosin Shares
"Kosin Shares"	5,500,000 shares in Kenmure, representing 10% of the entire issued share capital of Kenmure
"Kenmure"	Kenmure Limited, a company incorporated in Hong Kong with limited liability, a 60% held subsidiary of the Group
"Kenmure Group"	Kenmure Limited and its subsidiaries
"Independent Board Committee"	the independent board committee of the Company, comprising the independent non-executive Directors, Dr. Cecil Sze Tsung Chao, Dr. Jen Chen and Mr. Ian Grant Robinson
"Independent Shareholders"	Shareholders other than Apex and Kosin and their respective associates
"Latest Practicable Date"	11 April 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Long Stop Date"	the date falling 4 months after the date of the respective Share Purchase Agreement or such other date as the parties to the relevant Share Purchase Agreement may agree in writing
"PRC"	the People's Republic of China, excluding Hong Kong, Macau and Taiwan for the purpose of this circular
"RMB"	Renminbi, the lawful currency of the PRC

"SFO"	The Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share(s)"	share(s) of HK$0.01 each in the issued share capital of the Company
"Shareholder(s)"	holders of the Shares
"Share Purchase Agreements"	the share transfer agreements entered into (1) between Apex and e-Media (Asia) dated 21 January 2008 relating to the sale and purchase of the Apex Shares, and (2) between Kosin and e-Media (Asia) dated 21 January 2008 relating to the sale and purchase of the Kosin Shares and "Share Purchase Agreement" shall mean either one of them
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"%"	per cent

ENM HOLDINGS LIMITED
安寧控股有限公司

(Incorporated in Hong Kong with limited liability)
(Stock code: 128)

Executive Directors:
Mr. Joseph Wing Kong LEUNG *(Chairman)*
Mr. James C. NG *(Chief Executive Officer)*
Mr. Derek Wai Choi LEUNG
Mr. Wing Tung YEUNG

Non-executive Director:
Mr. Raymond Wai Pun LAU

Independent non-executive Directors:
Dr. Cecil Sze Tsung CHAO
Dr. Jen CHEN
Mr. Ian Grant ROBINSON

Registered Office:
Suite 1502, 15th Floor,
Chinachem Golden Plaza,
77 Mody Road,
Tsimshatsui East,
Kowloon, Hong Kong

14 April 2008

To the Shareholders

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTION ACQUISITION OF 40% INTEREST IN KENMURE LIMITED

INTRODUCTION

On 22 January 2008, the Directors announced that e-Media (Asia), a wholly owned subsidiary of the Company, after trading hours on 21 January 2008, had entered into (i) the Apex Agreement with Apex and (ii) the Kosin Agreement with Kosin respectively to acquire from Apex and Kosin 30% and 10% of the shareholding in Kenmure respectively.

Each of the Share Purchase Agreements and the transactions contemplated thereunder constitutes a connected transaction for the Company under the Listing Rules and will be subject to, amongst other things, the approval of the Independent Shareholders. The Apex Agreement and the Kosin Agreement (in aggregate) constitute a major transaction under the Listing Rules. The Independent Board

Committee has been constituted to advise the Independent Shareholders on the Share Purchase Agreements and the transactions contemplated thereunder. Guangdong Securities has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in this regard.

The purpose of this circular is to provide you with further information regarding the Share Purchase Agreements and the transactions contemplated thereunder, to set out the advice of the Independent Board Committee on the terms of the Share Purchase Agreements and the transactions contemplated thereunder and the advice letter of Guangdong Securities to the Independent Board Committee and the Independent Shareholders in respect of the Share Purchase Agreements and the transactions contemplated thereunder as well as to give you notice of the EGM.

THE SHARE PURCHASE AGREEMENTS

Date :

21 January 2008

Parties :

Vendors: (1) In respect of the Apex Acquisition:
Apex, a company incorporated in the British Virgin Islands. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Apex is an investment holding company.

(2) In respect of the Kosin Acquisition:
Kosin, a company incorporated in Republic of Liberia. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Kosin is an investment holding company.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, as at the Latest Practicable Date, neither Apex, Kosin nor any of their respective associates has any shareholding interest in the Company.

Purchaser: e-Media (Asia), a wholly owned subsidiary of the Company.

There was no previous transaction(s) between the Company, the Purchaser and each of the Vendors which may require aggregation under Rule 14A.25 of the Listing Rules.

Assets to be acquired

In respect of the Apex Acquisition:

Pursuant to the Apex Agreement, Apex agrees to sell and e-Media (Asia) agrees to purchase 16,500,000 shares of, representing 30% of the shareholding in, Kenmure.

In respect of the Kosin Acquisition:

Pursuant to the Kosin Agreement, Kosin agrees to sell and e-Media (Asia) agrees to purchase 5,500,000 shares of, representing 10% of the shareholding in, Kenmure.

Consideration

In respect of the Apex Acquisition:

The Apex Consideration shall be HK$16,500,000 which is payable in cash in the following manner:

(i) a deposit of HK$1,650,000, being 10% of the Apex Consideration, has been paid by e-Media (Asia) to Apex's solicitors as escrow agent upon signing of the Apex Agreement; and

(ii) HK$14,850,000, being the balance of the Apex Consideration, shall be paid to Apex upon Completion.

In respect of the Kosin Acquisition:

The Kosin Consideration shall be HK$5,500,000 which is payable in cash in the following manner:

(i) a deposit of HK$550,000, being 10% of the Kosin Consideration, has been paid by e-Media (Asia) to Kosin's solicitors as escrow agent upon signing of the Kosin Agreement; and

(ii) HK$4,950,000, being the balance of the Kosin Consideration, shall be paid to Kosin upon Completion.

If e-Media (Asia) defaults in completion of a Share Purchase Agreement, the relevant deposit and all interests accrued thereon will be liable to be forfeited by Apex, or as the case may be, Kosin. On the other hand, if Apex or Kosin shall default in completion of the relevant Share Purchase Agreement, e-Media (Asia) shall have the option to require specific performance or to rescind the relevant Share Purchase Agreement in which event the relevant deposit and all interests accrued thereon shall be refunded to e-Media (Asia) and without prejudice to its right to claim further damages against the defaulting party.

Both the Apex Consideration and the Kosin Consideration were agreed between the respective parties based on arm's length negotiations and by reference to the audited net asset value of Kenmure of HK$90,106,000 as at 31 December 2006 and the unaudited net asset value of Kenmure of HK$85,257,000 as at 30 June 2007 prepared in accordance with HKFRS and the Hong Kong Companies Ordinance.

Both the Apex Consideration and the Kosin Consideration will be paid out of the internal resources of the Group.

Conditions of the Share Purchase Agreements

Each of the Share Purchase Agreements is conditional upon, inter alia:

(i) the delivery by vendor to e-Media (Asia) of a legal opinion issued by a law firm of its place of incorporation acceptable to the e-Media (Asia) confirming that (i) it has been duly incorporated and is in good standing ; and (ii) the Share Purchase Agreement has been duly executed by the vendor and is valid, binding and enforceable against it in accordance with the terms thereof, such legal opinion to be in form and substance to the satisfaction of e-Media (Asia);

(ii) approval by the shareholders (or independent shareholders, if required) of the Company of the acquisition of the Apex Shares and the Kosin Shares by e-Media (Asia) and all other transactions contemplated under the respective Share Purchase Agreements, (if required) at a general meeting of the Company, in compliance with the requirements of the Listing Rules; and

(iii) the compliance of any other requirements under the Listing Rules or otherwise of the Stock Exchange or other regulatory authorities which requires compliance at any time prior to Completion in relation to the transactions contemplated under the respective Share Purchase Agreements.

e-Media (Asia) may at its absolute discretion waive in writing the condition (i) mentioned above. If any of the above conditions (i) to (iii) shall not have been fulfilled in full (or, where applicable, waived by e-Media (Asia) in writing) on or before the Long Stop Date, then the rights and obligations of the parties under the relevant Share Purchase Agreements shall lapse and be of no further effect except for antecedent breach and the deposits paid and all interests accrued thereon shall be refunded to e-Media (Asia). As at the Latest Practicable Date, none of the above conditions has been fulfilled.

INFORMATION ON KENMURE

Kenmure is a company incorporated in Hong Kong and a subsidiary of the Group in which e-Media (Asia) holds a 60% shareholding and Kenmure's accounts have already been consolidated into the Company's accounts. The balance of the shareholding is held as to 30% by Apex and 10% by Kosin.

Kenmure is an investment holding company, holding the entire issued share capital of The Swank Shop Limited and Christabel Trading Co. Limited, which carry out the business of the retail and wholesale of fashion wear and accessories.

The audited results of Kenmure for the three years ended 31 December 2005, 31 December 2006 and 31 December 2007 and its net asset value as at 31 December 2005, 31 December 2006 and 31 December 2007, were as follows:

	Year ended 31 Dec 2005 *HK$*	Year ended 31 Dec 2006 *HK$*	Year ended 31 Dec 2007 *HK$*
Net Profit/(Loss)	10,184,000	(11,589,000)	7,187,000

	As at 31 Dec 2005 *HK$*	As at 31 Dec 2006 *HK$*	As at 31 Dec 2007 *HK$*
Net assets value	100,018,000	90,106,000	97,293,000

REASONS FOR AND BENEFITS OF THE TRANSACTIONS

The principal activities of the Company are investment holding and securities trading. The principal activities of its subsidiaries comprise the wholesale and retail of fashion wear and accessories, telecommunications operations, resort and recreational club operations, investment holding and securities trading.

The Company currently holds 60% of Kenmure. Upon Completion, the Company will hold 100% of Kenmure and the Kenmure's accounts will be fully consolidated into the Company's accounts. This will facilitate business strategies and further capitalisation of Kenmure if and when required.

The Directors (other than the independent non-executive Directors) are of the view that the terms of the Share Purchase Agreements are on normal commercial terms, fair and reasonable and in the interest of the Company and the Shareholders as a whole.

Completion of the Apex Acquisition and the Kosin Acquisition is not inter-conditional with each other. Upon completion of both the Apex Agreement and the Kosin Agreement, Kenmure will become an indirect wholly-owned subsidiary of the Company.

POSSIBLE FINANCIAL EFFECTS OF THE ACQUISITION

The acquisition does not have any material effect on the earnings and assets and liabilities of the Company.

INFORMATION ON THE COMPANY

The principal activities of the Company are investment holding and securities trading. The principal activities of its subsidiaries comprise the wholesale and retail of fashion wear and accessories, telecommunications operations, resort and recreational club operations, investment holding and securities trading.

GENERAL

Apex, by virtue of it being a 30% shareholder of Kenmure, is a connected person of the Company and the Apex Agreement is therefore a connected transaction under Chapter 14A of the Listing Rules which is subject to the approval of the Independent Shareholders.

Kosin, by virtue of it being a 10% shareholder of Kenmure, is a connected person of the Company and the Kosin Agreement is therefore a connected transaction under Chapter 14A of the Listing Rules which is subject to the approval of the Independent Shareholders.

The Apex Agreement and the Kosin Agreement (in aggregate) constitute a major transaction under Chapter 14 of the Listing Rules.

The Independent Board Committee has been formed to advise the Independent Shareholders in respect of the Share Purchase Agreements. The Independent Financial Adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders in respect of the terms of the Share Purchase Agreements.

EXTRAORDINARY GENERAL MEETING

Set out on pages 143 to 144 of this document is a notice convening the EGM to be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong on Wednesday, 30 April 2008 at 11:00 a.m. or immediately after the conclusion of the annual general meeting of the Company to be held on the same day and place at 10:30 a.m. at which resolutions will be proposed to the Shareholders to approve the Share Purchase Agreements and the transactions contemplated thereunder.

Apex and its associates shall abstain from voting on the resolution to approve the Apex Agreement. Kosin and its associates shall abstain from voting on the resolution to approve the Kosin Agreement. To the best knowledge of the Directors after reasonable enquiry, save for the aforesaid, there are no shareholders who have material interests in the Share Purchase Agreements and shall abstain from voting on the resolutions to approve the Apex Agreement and the Kosin Agreement.

A form of proxy for use by the Shareholders at the EGM is enclosed. If you are not able to attend the EGM in person, you are strongly urged to complete and return the enclosed form of proxy in accordance with the instructions printed thereon, and to lodge it with the registered office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the EGM or any adjourned meeting (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjourned meeting should you so wish.

PROCEDURES ON DEMANDING A POLL

Pursuant to Article 73 of the articles of association of the Company, a resolution put to the vote of a meeting of the Company shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands) a poll is demanded:

(a) by the chairman of such meeting; or

(b) by at least three Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the meeting; or

(c) by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders having the right to vote at the meeting; or

(d) by a Shareholder or Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and holding Shares conferring a right to vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right; or

(e) if required by the Listing Rules, by any Director(s) who, individually or collectively, hold proxies in respect of Shares representing five per cent. or more of the total voting rights at the meeting.

RECOMMENDATION

The Directors consider the terms of the Share Purchase Agreements and the transactions contemplated thereunder are fair and reasonable and the entering into of the Share Purchase Agreements and the transactions contemplated thereunder are in the interest of the Company and the Shareholders as a whole. Accordingly, the Directors recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Share Purchase Agreements and the transactions contemplated thereunder. Your attention is also drawn to the text of a letter of advice from Guangdong Securities containing its recommendation and the principal factors they have taken into account in arriving at their recommendation set out on pages 14 to 22 of this circular. You are advised to read the letter from the Independent Board Committee and the letter from Guangdong Securities before deciding how to vote at the EGM.

FURTHER INFORMATION

Your attention is also drawn to the additional information set out in the Appendices to this circular.

Yours faithfully,
For and on behalf of the Board
ENM HOLDINGS LIMITED
Joseph Wing Kong LEUNG
Chairman

ENM HOLDINGS LIMITED
安寧控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 128)

14 April 2008

To the Independent Shareholders

Dear Sir or Madam,

MAJOR AND CONNECTED TRANSACTION
ACQUISITION OF 40% INTEREST IN KENMURE LIMITED

We refer to the circular of the Company dated 14 April 2008 (the "Circular"), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

We have been appointed as members of the Independent Board Committee to advise you as to whether, in our opinion, the terms of the Share Purchase Agreements and the transactions contemplated thereunder are on normal commercial terms which are fair and reasonable so far as in the interests of the Independent Shareholders are concerned and are in the interests of the Company and the Independent Shareholders as a whole.

Guangdong Securities has been appointed as the independent financial adviser to advise us and you regarding the terms of the Share Purchase Agreements and the transactions contemplated thereunder. Details of its advice, together with the principal factors and reasons it has taken into consideration in giving its advice, are set out in its letter on pages 14 to 22 of the Circular. Your attention is also drawn to the letter from the Board set out on pages 4 to 11 of the Circular and the additional information set out in the Appendices to the Circular.

Having considered the terms of the Share Purchase Agreements and the advice of Guangdong Securities and the other principal factors contained in the letter from the Board, we are of the opinion that the terms of the Share Purchase Agreements and the transactions contemplated thereunder are on normal commercial terms which are fair and reasonable so far as the Company and the Independent

Shareholders are concerned and in the interests of the Company and the Independent Shareholders as a whole. We therefore recommend that the Independent Shareholders vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Share Purchase Agreements and the transactions contemplated thereunder.

Yours faithfully,
For and on behalf of
the Independent Board Committee

Dr. Cecil Sze Tsung CHAO	**Dr. Jen CHEN**	**Mr. Ian Grant ROBINSON**
Independent non-executive Director	*Independent non-executive Director*	*Independent non-executive Director*

Set out below is the text of a letter received from Guangdong Securities, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders regarding the Apex Acquisition and the Kosin Acquisition for the purpose of inclusion in this circular.

GD 粵海證券有限公司
Guangdong Securities Limited

Unit 2505-06, 25/F.
Low Block of Grand Millennium Plaza
181 Queen's Road Central
Hong Kong

14 April 2008

To: The independent board committee and the independent shareholders of ENM Holdings Limited

Dear Sirs,

MAJOR AND CONNECTED TRANSACTION: ACQUISITION OF 40% INTEREST IN KENMURE LIMITED

INTRODUCTION

We refer to our appointment as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Apex Acquisition and the Kosin Acquisition (collectively, the "Acquisitions"), details of which are set out in the letter from the Board (the "Board Letter") contained in the circular dated 14 April 2008 issued by the Company to the Shareholders (the "Circular"), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

The Board announced on 22 January 2008 that on 21 January 2008, e-Media (Asia), being a wholly-owned subsidiary of the Company, entered into (i) the Apex Agreement with Apex; and (ii) the Kosin Agreement with Kosin to acquire from Apex and Kosin 30% and 10% of the equity interests in Kenmure at considerations of HK$16.5 million and HK$5.5 million (altogether, the "Considerations") respectively by cash.

Kenmure is a non wholly-owned subsidiary of the Company. Apex, by virtue of it being a 30% shareholder of Kenmure, is a connected person of the Company. The Apex Agreement is therefore a connected transaction for the Company under Chapter 14A of the Listing Rules and is subject to approval of the Independent Shareholders at the EGM. Kosin, by virtue of it being a 10% shareholder of Kenmure, is a connected person of the Company. The Kosin Agreement is therefore also a connected transaction for the Company under Chapter 14A of the Listing Rules and is subject to approval of the Independent Shareholders at the EGM. In addition, based on the applicable percentage ratios as set out in Chapter 14 of the Listing Rules, the Acquisitions constitute major transactions for the Company under Chapter 14 of the Listing Rules.

An Independent Board Committee comprising Dr. Cecil Sze Tsung Chao, Dr. Jen Chen and Mr. Ian Grant Robinson (all being independent non-executive Directors) has been formed to advise the Independent Shareholders on (i) whether the terms of the Share Purchase Agreements are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; (ii) whether the Acquisitions are in the ordinary and usual course of business of the Company and are in the interests of the Company and the Shareholders as a whole; and (iii) how the Independent Shareholders should vote in respect of the relevant resolution(s) to approve the Share Purchase Agreements and the transactions contemplated therein at the EGM. We, Guangdong Securities Limited, have been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in this respect.

BASIS OF OUR OPINION

In formulating our opinion to the Independent Board Committee and the Independent Shareholders, we have relied on the statements, information, opinions and representations contained or referred to in the Circular and the information and representations as provided to us by the Directors. We have assumed that all information and representations that have been provided by the Directors, for which they are solely and wholly responsible, are true and accurate at the time when they were made and continue to be so as at the date hereof. We have also assumed that all statements of belief, opinion, expectation and intention made by the Directors in the Circular were reasonably made after due enquiry and careful consideration. We have no reason to suspect that any material facts or information have been withheld or to doubt the truth, accuracy and completeness of the information and facts contained in the Circular, or the reasonableness of the opinions expressed by the Company, its advisers and/or the Directors, which have been provided to us. We consider that we have taken sufficient and necessary steps on which to form a reasonable basis and an informed view for our opinion in compliance with Rule 13.80 of the Listing Rules.

The Directors have collectively and individually accepted full responsibility for the accuracy of the information contained in the Circular and have confirmed, having made all reasonable enquiries, which to the best of their knowledge and belief, there are no other facts the omission of which would make any statement in the Circular misleading.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. We have not, however, conducted any independent in-depth investigation into the business and affairs of the Company, Apex and Kosin, or their respective subsidiaries or associates, nor have we considered the taxation implication on the Group or the Shareholders as a result of the Acquisitions. In addition, we have no obligation to update this opinion to take into account events occurring after the issue of this letter. Nothing contained in this letter should be construed as a recommendation to hold, sell or buy any Shares or any other securities of the Company.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the Acquisitions, we have taken into consideration the following principal factors and reasons:

(1) Background of and reasons for the Acquisitions

Business overview of the Group

The Company is principally engaged in investment holding and securities trading. The principal activities of its subsidiaries comprise the wholesale and retail of fashion wear and accessories, telecommunications operations, resort and recreational club operations, investment holding and securities trading.

Set out below are the operating results (by principal activity) of the Group for the three years ended 31 December 2007 as extracted from the Company's audited annual reports for the years ended 31 December 2007 (the "2007 Annual Report") and 31 December 2006 respectively:

HK$'000	**For the year ended 31 December 2007** *(audited)*	**For the year ended 31 December 2006** *(audited)*	**For the year ended 31 December 2005** *(audited)*	**% change from 2006 to 2007**
Turnover				
- Wholesale and retail of fashion wear and accessories	214,168	174,710	195,467	22.58
- Telecommunications operations	3,535	2,985	4,630	18.43
- Resort and recreational club operations	17,134	19,268	19,127	(11.08)
- Dividend income from listed investments	5,122	4,765	4,182	7.49
- Interest income	26,068	25,478	19,130	2.32
Total	266,027	227,206	242,536	17.09
Profit for the year	55,255	7,482	14,993	638.51

From the above table, we note that the audited total turnover of the Group for the year ended 31 December 2007 increased significantly by approximately 17.09% as compared to the prior year. The wholesale and retail of fashion wear and accessories segment (the "Fashion Segment") was the largest revenue source of the Group during the years under review above. As confirmed by the Directors, the Fashion Segment had been generating less revenue to the Group for the year ended 31 December 2006 due to the reason that a number of the Group's fashion shops were closed down in the first quarter of 2006 upon the expiration of their leases and were reopened in new locations in the third quarter of 2006. Nevertheless, the Group's revenue from the Fashion Segment bounced back for the year ended 31 December 2007 given the success of the Group's revamped marketing strategy in the Fashion Segment by focusing both of its advertising and promotion activities on further enhancing the shop and brand images. Further description on the business performance of the Fashion Segment is set forth under the paragraph headed "Information on Kenmure" of this letter.

Information on Kenmure

With reference to the Board Letter, Kenmure is an investment holding company which holds the entire issued share capital of both of The Swank Shop Limited ("Swank") and Christabel Trading Co. Limited ("Christabel"). We also note from the Board Letter that Swank is the retailer of fashion wear and accessories while Christabel is the wholesaler of those products.

From the information provided by the Directors, we understand that the Group acquired 60% of the equity interest in Kenmure through one of its wholly-owned subsidiaries in October 2003. Upon Completion, the total equity interest of the Company in Kenmure will be increased from 60% to 100% and Kenmure will become an indirectly wholly-owned subsidiary of the Company. As also confirmed by the Directors, Kenmure shall continue to be accounted for as a subsidiary of the Company and the financial results of Kenmure will be fully consolidated into the financial statements of the Group.

The following table summarises the audited financial information of Kenmure for the three years ended 31 December 2007 as extracted from Appendix II to the Circular:

HK$'000	**For the year ended 31 December 2007** *(audited)*	**For the year ended 31 December 2006** *(audited)*	**For the year ended 31 December 2005** *(audited)*	**% change from 2006 to 2007**
Revenue	214,168	174,710	195,467	22.58
Net Profit/(Loss)	7,187	(11,589)	10,184	N/A
Net assets value ("NAV")	97,293	90,106	100,018	7.98

Based on the above table and the table under the paragraph headed "Business overview of the Group" of this letter, we note that Kenmure was the sole revenue source of the Group within the Fashion Segment. As mentioned in the foregoing, since a number of the fashion shops of the Group were closed down in the first quarter of 2006 and were reopened in new locations in the third quarter of 2006, Kenmure suffered from a reduction in revenue as well as a net loss of approximately HK$11.59 million for the year ended 31 December 2006. We have further enquired into the Directors regarding the relocation of the Group's fashion shops and were advised by the Directors that certain of the non performing retail shops of Swank had been strategically closed down and new stores have been subsequently opened at prime locations, such as the International Finance Centre Mall at Central and Habour City at Tsim Sha Tsui, in order to generate more future sales. Besides that, Swank is revamping its marketing strategy by focusing both of its advertising and promotion activities on further enhancing the shop and brand images. Partly benefited from such change, Kenmure's revenue for the year ended 31 December 2007 was improved significantly by approximately 22.58% and Kenmure was able to make a turnaround in its net loss position and recorded a net profit of approximately HK$7.19 million during the same year. The Directors also confirmed that the Company intends to capitalise on the resources of Kenmure to strengthen its position at the top tier of the fashion market for improving the Group's future profitability.

Reasons for the Acquisitions

As mentioned under the paragraph headed "Information on Kenmure" of this letter, the Group's total equity interest in Kenmure will be increased from 60% to 100% upon Completion. Accordingly, the Directors are of the view that the Acquisitions enable the Group to better execute its development strategy on the Fashion Segment and to exercise its control over Kenmure more effectively.

Currently, Kenmure possesses a solid business development foundation comprising 10 fashion retail shops/outlets as well as department store counters in Hong Kong. The Directors further confirmed that in addition to maintaining business operations in Hong Kong, Kenmure also plans to tap into the luxurious fashion market in the PRC to improve its earning performance. According to the Census and Statistics Department of Hong Kong (the "C&SD"), the volume of retail sales of apparel in Hong Kong for the five years ended 31 December 2007 were approximately HK$18.0 billion, HK$21.2 billion, HK$23.5 billion, HK$24.9 billion, HK$28.8 billion, respectively, showing a significant cumulative increase of approximately 60.06% from 2003 to 2007 and a considerable jump of approximately 15.84% from 2006 to 2007. Based also on a press release from C&SD on 31 January 2008, a government spokesman also pointed out that the total retail sales continued to grow strongly in December 2007, reflecting the prevailing strength in local consumer spending as well as the sustainable rapid expansion of inbound tourists to Hong Kong. According to the Hong Kong Trade Development Council, the rapid enlargement of the PRC's economy has attracted strong interest of Hong Kong companies to explore the apparel market in the PRC. Today, the PRC's apparel market is the world's third largest. Going hand-in-hand with the market expansion, Chinese consumers are becoming more fashionable and brand-conscious. With this in mind, the Directors are confident that Kenmure shall be able to enjoy sustainable business growth in the near future and hence is valuable to the future business development of the Group.

In light of (i) the importance of Kenmure on the Group's overall business as concluded under the paragraph headed "Information on Kenmure" of this letter; and (ii) the Acquisitions will allow the Group to strengthen its control over Kenmure and thereby facilitating the Group in executing its development strategy on the Fashion Segment more effectively, we consider that the Acquisitions are in the ordinary and usual course of business of the Company. In addition, given the probable positive future business prospects of Kenmure leveraging on the revamped marketing strategy of Swank and the growing trend of the apparel markets in Hong Kong and the PRC, we concur with the Directors that the Acquisitions are in the interests of the Company and the Shareholders as a whole.

(2) **Principal terms of the Share Purchase Agreements**

Pursuant to the Apex Agreement, Apex agreed to sell to e-Media (Asia) the Apex Shares, being 16,500,000 shares of Kenmure, at the Apex Consideration of HK$16.5 million which is payable in cash. The Apex Shares represent 30% of the total issued share capital of Kenmure.

Pursuant to the Kosin Agreement, Kosin agreed to sell to e-Media (Asia) the Kosin Shares, being 5,500,000 shares of Kenmure, at the Kosin Consideration of HK$5.5 million which is payable in cash. The Kosin Shares represent 10% of the total issued share capital of Kenmure.

The Directors confirmed that the Group shall finance the Considerations of HK$22 million in cash by its internal resources.

Basis of the Considerations

As referred to in the Board Letter, the Considerations were determined based on arm's length negotiations and by reference to the audited NAV of Kenmure of approximately HK$90.11 million as at 31 December 2006 and the unaudited NAV of Kenmure of approximately HK$85.26 million as at 30 June 2007 prepared in accordance with the HKFRS. We note that the Considerations represent discounts of approximately 35.49% and 43.47% to "40% of the unaudited NAV of Kenmure as at 30 June 2007" and "40% of the audited NAV of Kenmure as at 31 December 2007" respectively.

Trading multiples analysis

In order to further assess the fairness and reasonableness of the Considerations, we have performed a trading multiples analysis which includes the price to book ratio ("PBR") and the price to earnings ratio ("PER"). We have searched for companies listed on the Stock Exchange which are in similar lines of business to Kenmure, i.e. the retail and wholesale of fashion wear and accessories (the "Market Comparables"). To the best of our knowledge and endeavor, we found 10 companies which met the said criteria. Set out below are the PBRs and PERs of the Market Comparables based on their closing prices as at 21 January 2008, being the date of the Share Purchase Agreements, and their latest published financial information:

Company name (Stock code)	Principal business	Year end date	PBR	PER
Dickson Concepts (International) Limited (113)	Trading of luxury goods.	31/3/2007	1.31 *(Note 1)*	9.88
Moiselle International Holdings Limited (130)	Design, develop, manufacture, retail and wholesale distinctive lines of contemporary women's apparel.	31/3/2007	1.41 *(Note 1)*	6.07

Company name (Stock code)	Principal business	Year end date	PBR	PER
LeRoi Holdings Limited (221)	Design, distribution and sales of lady apparel under the group's brandname, LeRoi, to the PRC market.	31/3/2007	3.30 *(Note 1)*	N/A *(Note 2)*
Esprit Holdings Limited (330)	Design, licensing, sourcing, manufacturing, wholesale and retail distribution of high quality apparel and related products under the ESPRIT brand name, and Red Earth cosmetics, skin and general body care products.	30/6/2007	8.06 *(Note 1)*	20.81
Glorious Sun Enterprises Limited (393)	Retailing, export and production of casual wear.	31/12/2006	2.56 *(Note 1)*	17.25
Hang Ten Group Holdings Limited (448)	Designing, marketing, retail and wholesale of apparel and trademark licensing.	31/3/2007	0.92 *(Note 1)*	4.88
Bauhaus International (Holdings) Limited (483)	Design, manufacture, wholesale and retail sales of apparel, bags and sacs and accessories.	31/3/2007	1.84 *(Note 1)*	10.15
Joyce Boutique Holdings Limited (647)	Engaged in sales of designer fashion garments, cosmetics, homeware and accessories.	31/3/2007	0.92 *(Note 1)*	8.13
I.T Limited (999)	Sales of fashion wears and accessories.	28/2/2007	2.91 *(Note 1)*	19.17
Veeko International Holdings Limited (1173)	Manufacture and sale of ladies fashion and sale of cosmetics.	31/3/2007	1.07 *(Note 1)*	9.45
Maximum			**8.06**	**20.81**
Minimum			**0.92**	**4.88**
Average			**2.43**	**11.75**
The Acquisitions			**0.57**	**7.65**

Notes:

1. The PBR for the selected companies were calculated based on their latest published interim reports.

2. Net loss was made by the selected company during the financial year as stated in its published annual report.

Source: the Stock Exchange web-site (www.hkex.com.hk)

From the above table, we notice that the average PBR as represented by the Market Comparables was approximately 2.43 times with a range from approximately 0.92 times to 8.06 times.

Given that the audited NAV of Kenmure as at 31 December 2007 was approximately HK$97.29 million, the PBR of the Acquisitions is approximately 0.57 times "40% of the audited NAV of Kenmure as at 31 December 2007", which is lower than the minimum PBR of the Market Comparables.

We also notice that the average PER as represented by the Market Comparables was approximately 11.75 times with a range from approximately 4.88 times to 20.81 times.

Given that the audited net profit of Kenmure for the year ended 31 December 2007 was approximately HK$7.19 million, the PER of the Acquisitions is approximately 7.65 times "40% of the audited net profit of Kenmure for the year ended 31 December 2007", which is lower than the average PER and falls within the PER range of the Market Comparables

Kenmure had not declared any dividends to its shareholders during the year ended 31 December 2006. Consequently, there is no basis to assess the Considerations based on the historical dividend yield of Kenmure. Thus, the price to dividend analysis would not be applicable.

After taking into consideration that the PBR of the Acquisitions of approximately 0.57 times is lower than the minimum PBR of the Market Comparables and that the PER of the Acquisitions of approximately 7.65 times is lower than the average PER and falls within the PER range of the Market Comparables, we are of the opinion that the Considerations are in the interests of the Company and the Shareholders as a whole.

We have also reviewed the other terms of the Share Purchase Agreements and are not aware of any terms which are uncommon to normal market practice. Based on the above, we consider that the terms of the Share Purchase Agreements are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

(3) **Financial effects of the Acquisitions**

Effect on NAV

As extracted from the 2007 Annual Report, the audited consolidated NAV attributable to equity holders of the Company was approximately HK$959.94 million as at 31 December 2007. Upon Completion, the NAV attributable to equity holders of the Company will be increased to approximately HK$966.52 million based on the unaudited pro-forma financial information of the Enlarged Group as set forth in Appendix III to the Circular.

Effect on earnings

In light of (i) the probable positive future business prospects of Kenmure; and (ii) that Kenmure shall be owned as to 100% indirectly by the Company upon Completion in which case the Company shall be able to fully consolidate the financial results of Kenmure into the Group's consolidated financial statements, the Directors expected that the Acquisitions would likely to have a positive impact on the future earnings of the Group.

Effect on gearing

As at 31 December 2007, the Group's gearing level (being calculated as total borrowings over total equity attributable to equity holders of the Company) was approximately 1.70%. From the unaudited pro-forma financial information of the Enlarged Group as set forth in Appendix III to the Circular, the total borrowings of the Group and the total equity attributable to equity holders of the Company would become approximately HK$16.31 million and HK$966.52 million respectively upon Completion. The gearing level of the Group would hence be slightly decreased to approximately 1.69%.

Effect on working capital

As aforementioned, the Directors confirmed that the Group shall finance the Considerations of HK$22 million in total by its internal resources. The Acquisitions would therefore lead to a reduction in the Group's working capital by the sum of the Considerations and the transaction cost of the Acquisitions of approximately HK$1.10 million which includes professional fee for accountants, lawyer, independent financial adviser, etc.

It should be noted that the aforementioned analyses are for illustrative purpose only and does not purport to represent how the financial position of the Company will be upon Completion.

RECOMMENDATION

Having considered the above factors and reasons, we are of the opinion that (i) the terms of the Share Purchase Agreements are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned; and (ii) the Acquisitions are in the ordinary and usual course of business of the Company and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the relevant ordinary resolution(s) to be proposed at the EGM to approve the Share Purchase Agreements and the transactions contemplated therein and we recommend the Independent Shareholders to vote in favour of the resolution(s) in this regard.

Yours faithfully,
For and on behalf of
Guangdong Securities Limited
Doris Sing
Responsible Officer

1. SUMMARY OF FINANCIAL INFORMATION OF THE GROUP

A summary of the audited consolidated financial information of the Group for the three financial years ended 31 December 2007, 31 December 2006 and 31 December 2005 as extracted from the relevant annual reports of the Company is set out below.

Consolidated Income Statement
For the year ended 31 December

	2007	2006	2005
	HK$'000	*HK$'000*	*HK$'000*
Revenue	266,027	227,206	242,536
Cost of sales	(109,266)	(97,521)	(110,221)
Gross profit	156,761	129,685	132,315
Other income and gains	6,558	5,103	5,859
Selling and distribution costs	(81,967)	(72,231)	(68,359)
Administrative expenses	(66,651)	(66,200)	(74,041)
Other operating income, net	58,565	2,509	16,631
Fair value gains/(losses) and write-back of deficits on revaluation of properties, net	(10,332)	12,545	6,397
Finance costs	(1,291)	(1,077)	(969)
Share of profits and losses of associates	(6,388)	(2,852)	(2,883)
Profit before tax	55,255	7,482	14,950
Tax	–	–	43
Profit for the year	55,255	7,482	14,993
Attributable to:			
Equity holders of the Company	52,426	12,047	10,923
Minority interests	2,829	(4,565)	4,070
	55,255	7,482	14,993
Dividends	Nil	Nil	Nil
Earnings per share attributable to ordinary equity holders of the Company			
— Basic	3.18 cents	0.73 cents	0.66 cents
— Diluted	N/A	N/A	N/A

Consolidated Balance Sheet
As at 31 December

	2007	2006	2005
	HK$'000	*HK$'000*	*HK$'000*
Non-current assets			
Property, plant and equipment	77,303	84,638	80,326
Investment properties	113,900	123,900	109,700
Prepaid land premiums	2,986	3,063	3,140
Goodwill	6,610	6,610	6,610
Interests in associates	17,258	20,511	17,348
Available-for-sale equity investments	35,448	35,503	35,503
Total non-current assets	253,505	274,225	252,627
Current assets			
Inventories	41,359	37,481	34,920
Trade receivables	7,161	8,701	7,105
Prepayments, deposits and other receivables	33,656	33,267	37,407
Prepaid land premiums	77	77	77
Equity investments at fair value through profit or loss	197,894	154,612	148,736
Derivative financial instruments	–	104	–
Pledged deposits	342	342	342
Time deposits	495,798	495,074	515,379
Cash and bank balances	46,487	27,148	29,246
Total current assets	822,774	756,806	773,212
Current liabilities			
Trade and other payables	40,973	47,662	55,270
Interest-bearing bank and other borrowings	4,712	9,268	3,978
Current portion of debentures	2,670	4,102	1,684
Other loans	5,349	5,304	5,230
Tax payable	5,497	5,497	5,497
Total current liabilities	59,201	71,833	71,659
Net current assets	763,573	684,973	701,553
Total assets less current liabilities	1,017,078	959,198	954,180

	2007	2006	2005
	HK$'000	*HK$'000*	*HK$'000*
Total assets less current liabilities	1,017,078	959,198	954,180
Non-current liabilities			
Debentures	3,462	3,754	6,673
Interest-bearing bank and other borrowings	114	206	297
Deferred revenue	23,015	25,821	27,868
Total non-current liabilities	26,591	29,781	34,838
Net assets	990,487	929,417	919,342
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital	16,507	16,507	16,507
Reserves	943,433	885,397	871,428
	959,940	901,904	887,935
Minority interests	30,547	27,513	31,407
Total equity	990,487	929,417	919,342

2. AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP FOR THE YEAR ENDED 31 DECEMBER 2007

The following are the audited consolidated financial statements of the Group for the year ended 31 December 2007 as extracted from the 2007 annual report of the Company.

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2007

	Notes	2007 *HK$'000*	2006 *HK$'000*
REVENUE	5	266,027	227,206
Cost of sales		(109,266)	(97,521)
Gross profit		156,761	129,685
Other income and gains	5	6,558	5,103
Selling and distribution costs		(81,967)	(72,231)
Administrative expenses		(66,651)	(66,200)
Other operating income, net	6	58,565	2,509
Fair value gains/(losses) and write-back of deficits on revaluation of properties, net		(10,332)	12,545
Finance costs	7	(1,291)	(1,077)
Share of profits and losses of associates		(6,388)	(2,852)
PROFIT BEFORE TAX	6	55,255	7,482
Tax	10	—	—
PROFIT FOR THE YEAR		55,255	7,482
Attributable to:			
Equity holders of the Company	11	52,426	12,047
Minority interests		2,829	(4,565)
		55,255	7,482
DIVIDENDS		Nil	Nil
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY	12		
Basic		3.18 cents	0.73 cents
Diluted		N/A	N/A

CONSOLIDATED BALANCE SHEET

31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
NON-CURRENT ASSETS			
Property, plant and equipment	13	77,303	84,638
Investment properties	14	113,900	123,900
Prepaid land premiums	15	2,986	3,063
Goodwill	16	6,610	6,610
Interests in associates	18	17,258	20,511
Available-for-sale equity investments	19	35,448	35,503
Total non-current assets		253,505	274,225
CURRENT ASSETS			
Inventories	20	41,359	37,481
Trade receivables	21	7,161	8,701
Prepayments, deposits and other receivables	22	33,656	33,267
Prepaid land premiums	15	77	77
Equity investments at fair value through profit or loss	23	197,894	154,612
Derivative financial instruments	24	—	104
Pledged deposits	25	342	342
Time deposits		495,798	495,074
Cash and bank balances	25	46,487	27,148
Total current assets		822,774	756,806
CURRENT LIABILITIES			
Trade and other payables	26	40,973	47,662
Interest-bearing bank and other borrowings	27	4,712	9,268
Current portion of debentures	29	2,670	4,102
Other loans	30	5,349	5,304
Tax payable		5,497	5,497
Total current liabilities		59,201	71,833
NET CURRENT ASSETS		763,573	684,973
TOTAL ASSETS LESS CURRENT LIABILITIES		1,017,078	959,198

	Notes	2007 HK$'000	2006 HK$'000
TOTAL ASSETS LESS CURRENT LIABILITIES		1,017,078	959,198
NON-CURRENT LIABILITIES			
Debentures	29	3,462	3,754
Interest-bearing bank and other borrowings	27	114	206
Deferred revenue		23,015	25,821
Total non-current liabilities		26,591	29,781
Net assets		990,487	929,417
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital	32	16,507	16,507
Reserves	34(a)	943,433	885,397
		959,940	901,904
Minority interests		30,547	27,513
Total equity		990,487	929,417

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2007

	Attributable to equity holders of the Company										
	Issued capital *HK$'000*	Share premium account *HK$'000*	Capital redemption reserve *HK$'000*	Special reserve *HK$'000* *(note 32(b)(ii))*	Property revaluation reserve *HK$'000*	Available-for-sale equity investment revaluation reserve *HK$'000*	Exchange fluctuation reserve *HK$'000*	Accumulated losses *HK$'000*	Total *HK$'000*	Minority interests *HK$'000*	Total equity *HK$'000*
At 1 January 2006	16,507	1,189,721	478	808,822	3,114	—	1,718	(1,132,425)	887,935	31,407	919,342
Surplus on revaluation	—	—	—	—	1,007	—	—	—	1,007	671	1,678
Exchange realignment	—	—	—	—	—	—	915	—	915	—	915
Total income and expense recognised directly in equity	—	—	—	—	1,007	—	915	—	1,922	671	2,593
Profit for the year	—	—	—	—	—	—	—	12,047	12,047	(4,565)	7,482
Total income and expense for the year	—	—	—	—	1,007	—	915	12,047	13,969	(3,894)	10,075
At 31 December 2006 and 1 January 2007	16,507	1,189,721	478	808,822	4,121	—	2,633	(1,120,378)	901,904	27,513	929,417
Disposal of land and buildings	—	—	—	—	(4,121)	—	—	4,121	—	—	—
Changes in fair value of an available-for-sale equity investment	—	—	—	—	—	(55)	—	—	(55)	—	(55)
Impairment loss recognised in the income statement	—	—	—	—	—	55	—	—	55	—	55
Exchange realignment	—	—	—	—	—	—	5,610	—	5,610	205	5,815
Total income and expense recognised directly in equity	—	—	—	—	(4,121)	—	5,610	4,121	5,610	205	5,815
Profit for the year	—	—	—	—	—	—	—	52,426	52,426	2,829	55,255
Total income and expense for the year	—	—	—	—	(4,121)	—	5,610	56,547	58,036	3,034	61,070
At 31 December 2007	16,507	1,189,721*	478*	808,822*	—*	—*	8,243*	(1,063,831)*	959,940	30,547	990,487

* These reserve accounts comprise the consolidated reserves of HK$943,433,000 (2006: HK$885,397,000) in the consolidated balance sheet.

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2007

	Notes	2007 HK$'000	2006 HK$'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		55,255	7,482
Adjustments for:			
Depreciation	6	9,710	8,944
Amortisation of deferred revenue	6	(3,335)	(1,852)
Recognition of prepaid land premiums	15	77	77
Finance costs	7	1,291	1,077
Dividend income from listed investments	5	(5,122)	(4,765)
Interest income	5	(26,068)	(25,478)
Share of profits and losses of associates		6,388	2,852
Fair value losses/(gains) on revaluation of investment properties, net	6	18,600	(9,982)
Write-back of deficits on revaluation of resort and recreational club properties	6	(8,268)	(2,563)
Write-back of accrued payables	6	(12,570)	(8,060)
Impairment of trade receivables	6	206	30
Impairment of other receivables	6	—	4,480
Loss/(gain) on disposal of items of property, plant and equipment	6	(5,168)	66
Fair value losses/(gains), net:			
Available-for-sale equity investments (transfer from equity)	6	55	—
Equity investments at fair value through profit or loss	6	(38,147)	2,065
Derivative instrument — a transaction not qualifying as a hedge	6	104	(104)
Gains on disposal of equity investments at fair value through profit or loss, net	6	(4,626)	(1,308)
Foreign exchange gains, net		(4,516)	(2,615)
		(16,134)	(29,654)
Increase in inventories		(3,878)	(2,561)
Decrease/(increase) in trade receivables		1,334	(1,626)
Increase in prepayments, deposits and other receivables		(955)	(2,458)
Increase/(decrease) in trade and other payables		5,994	(1,087)
Cash used in operations		(13,639)	(37,386)
Interest received		27,048	27,566
Dividends received from listed investments		4,708	4,765
Net cash inflow/(outflow) from operating activities		18,117	(5,055)

	Notes	2007 HK$'000	2006 HK$'000
Net Cash inflow/(outflow) from operating activities		18,117	(5,055)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of items of property, plant and equipment		(1,924)	(9,070)
Additions to investment properties		(586)	(18)
Purchases of equity investments at fair value through profit or loss		(11,527)	(15,262)
Advances to associates		(1,063)	(5,446)
Proceeds from disposal of items of property, plant and equipment		13,000	6
Proceeds from disposal of equity investments at fair value through profit or loss		11,018	8,629
Decrease/(increase) in non-pledged time deposits with original maturity of more than three months when acquired		224,365	(77,278)
Net cash inflow/(outflow) from investing activities		233,283	(98,439)
CASH FLOWS FROM FINANCING ACTIVITIES			
New bank loans		55,153	42,840
Repayment of bank loans		(59,710)	(37,550)
Redemption of debentures		(1,650)	(670)
Capital element of finance lease rental payments		(91)	(91)
Interest paid		(949)	(718)
Net cash inflow/(outflow) from financing activities		(7,247)	3,811
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		244,153	(99,683)
Cash and cash equivalents at beginning of year		27,148	126,829
Effect of foreign exchange rate changes, net		275	2
CASH AND CASH EQUIVALENTS AT END OF YEAR		271,576	27,148
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances		46,487	27,148
Non-pledged time deposits with original maturity of less than three months when acquired		225,089	—
		271,576	27,148

BALANCE SHEET

31 December 2007

	Notes	2007 *HK$'000*	2006 *HK$'000*
NON-CURRENT ASSETS			
Property, plant and equipment	13	324	271
Investment properties	14	128,400	127,900
Interests in subsidiaries	17	225,610	224,780
Interests in associates	18	347	322
Total non-current assets		354,681	353,273
CURRENT ASSETS			
Equity investments at fair value through profit or loss	23	177,201	143,381
Prepayments, deposits and other receivables	22	6,145	6,655
Pledged deposits	25	342	342
Time deposits		495,798	495,074
Cash and bank balances	25	6,070	4,553
Total current assets		685,556	650,005
CURRENT LIABILITIES			
Other payables	26	4,205	2,408
Due to a subsidiary	17	45,275	54,974
Total current liabilities		49,480	57,382
NET CURRENT ASSETS		636,076	592,623
Net assets		990,757	945,896
EQUITY			
Issued capital	32	16,507	16,507
Reserves	34(b)	974,250	929,389
Total equity		990,757	945,896

NOTES TO FINANCIAL STATEMENTS

31 December 2007

1. CORPORATE INFORMATION

ENM Holdings Limited is a limited liability company incorporated in Hong Kong. The registered office of the Company is located at Suite 1502, 15/F, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

During the year, the Group was involved in the following principal activities:

- wholesale and retail of fashion wear and accessories
- telecommunications operations
- resort and recreational club operations
- investment holding and securities trading

2.1 BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which include all Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for investment properties, land and buildings, resort and recreational club properties, equity investments and derivative financial instruments which have been measured at fair value as further explained in note 2.4. These financial statements are presented in Hong Kong dollars ("HK$") and all values are rounded to the nearest thousand except when otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries (collectively referred to as the "Group") for the year ended 31 December 2007. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders not held by the Group in the results and net assets of the Company's subsidiaries.

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The Group has adopted the following new and revised HKFRSs for the first time for the current year's financial statements. Except for in certain cases, giving rise to new and revised accounting policies and additional disclosures, the adoption of these new and revised standards and interpretations has had no effect on these financial statements.

HKFRS 7	*Financial Instruments: Disclosures*
HKAS 1 Amendment	*Capital Disclosures*
HK(IFRIC)-Int 8	*Scope of HKFRS 2*
HK(IFRIC)-Int 9	*Reassessment of Embedded Derivatives*
HK(IFRIC)-Int 10	*Interim Financial Reporting and Impairment*

The principal effects of adopting these new and revised HKFRSs are as follows:

(a) HKFRS 7 *Financial Instruments: Disclosures*

This standard requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments. The new disclosures are included throughout the financial statements. While there has been no effect on the financial position or results of operations of the Group, comparative information has been included/revised where appropriate.

(b) Amendment to HKAS 1 *Presentation of Financial Statements - Capital Disclosures*

This amendment requires the Group to make disclosures that enable users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital. These new disclosures are shown in note 41 to the financial statements.

(c) HK(IFRIC)-Int 8 *Scope of HKFRS 2*

This interpretation requires HKFRS 2 to be applied to any arrangement in which the Group cannot identify specifically some or all of the goods or services received, for which equity instruments are granted or liabilities (based on a value of the Group's equity instruments) are incurred by the Group for a consideration, and which appears to be less than the fair value of the equity instruments granted or liabilities incurred. As the Company has only issued equity instruments to the Group's employees (including executive directors) for identified services provided in accordance with the Company's share option schemes, the interpretation has had no effect on these financial statements.

(d) HK(IFRIC)-Int 9 *Reassessment of Embedded Derivatives*

This interpretation requires that the date to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative is the date that the Group first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows. As the Group does not have any embedded derivative requiring separation from the host contract, the interpretation has had no effect on these financial statements.

(e) HK(IFRIC)-Int 10 *Interim Financial Reporting and Impairment*

The Group has adopted this interpretation as of 1 January 2007, which requires that an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument classified as available-for-sale or a financial asset carried at cost is not subsequently reversed. As the Group had no impairment losses previously reversed in respect of such assets, the interpretation has had no impact on the financial position or results of operations of the Group.

2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these financial statements.

HKFRS 2 Amendment	*Share-based Payment*[1]
HKFRS 8	*Operating Segments*[1]
HKAS 1 (Revised)	*Presentation of Financial Statements*[1]
HKAS 23 (Revised)	*Borrowing Costs*[1]
HK(IFRIC)-Int 11	*HKFRS 2 - Group and Treasury Share Transactions*[2]
HK(IFRIC)-Int 12	*Service Concession Arrangements*[4]

HK(IFRIC)-Int 13	*Customer Loyalty Programmes*[3]
HK(IFRIC)-Int 14	*HKAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*[4]
HKFRS 3 (Revised)	*Business Combination*[5]
HKAS 27 (Revised)	*Consolidated and Separate Financial Statements*[5]

1 Effective for annual periods beginning on or after 1 January 2009

2 Effective for annual periods beginning on or after 1 March 2007

3 Effective for annual periods beginning on or after 1 July 2008

4 Effective for annual periods beginning on or after 1 January 2008

5 Effective for annual periods beginning on or after 1 July 2009

The amendment to HKFRS 2 restricts the definition of "vesting condition" to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation. As the Group has not entered into share-based payment schemes with non-vesting conditions attached, the amendment is not expected to have any financial impact on the Group.

HKFRS 8, which will replace HKAS 14 *Segment Reporting*, specifies how an entity should report information about its operating segments, based on information about the components of the entity that is available to the chief operating decision maker for the purposes of allocating resources to the segments and assessing their performance. The standard also requires the disclosure of information about the products and services provided by the segments, the geographical areas in which the Group operates, and revenue from the Group's major customers. The Group expects to adopt HKFRS 8 from 1 January 2009.

HKAS 1 has been revised to separate owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, the standard introduces the statement of comprehensive income: it presents all items of income and expense recognised in profit or loss, together with all other items of recognised income and expense, either in one single statement, or in two linked statements. The Group is still evaluating whether it will have one or two statements.

HKAS 23 has been revised to require capitalisation of borrowing costs when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. In accordance with the transitional provisions in the revised standard, the Group shall apply the revised standard on a prospective basis to borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after 1 January 2009.

HK(IFRIC)-Int 11 requires arrangements whereby an employee is granted rights to the Group's equity instruments, to be accounted for as an equity-settled scheme, even if the Group acquires the instruments from another party, or the shareholders provide the equity instruments needed. HK(IFRIC)-Int 11 also addresses the accounting for share-based payment transactions involving two or more entities within the Group. As the Group currently has no such transactions, the interpretation is unlikely to have any financial impact on the Group.

HK(IFRIC)-Int 12 requires an operator under public-to-private service concession arrangements to recognise the consideration received or receivable in exchange for the construction services as a financial asset and/or an intangible asset, based on the terms of the contractual arrangements. HK(IFRIC)-Int 12 also addresses how an operator shall apply existing HKFRSs to account for the obligations and the rights arising from service concession arrangements by which a government or a public sector entity grants a contract for the construction of infrastructure used to provide public services and/or for the supply of public services. As the Group currently has no such arrangements, the interpretation is unlikely to have any financial impact on the Group.

HK(IFRIC)-Int 13 requires that loyalty award credits granted to customers as part of a sales transaction are accounted for as a separate component of the sales transaction. The consideration received in the sales transaction is allocated between the loyalty award credits and the other components of the sale. The amount allocated to the loyalty award credits is determined by reference to their fair value and is deferred until the awards are redeemed or the liability is otherwise extinguished.

HK(IFRIC)-Int 14 addresses how to assess the limit under HKAS 19 *Employee Benefits*, on the amount of a refund or a reduction in future contributions in relation to a defined benefit scheme that can be recognised as an asset, in particular, when a minimum funding requirement exists.

As the Group currently has no customer loyalty award credits and defined benefit scheme, HK(IFRIC)-Int 13 and HK(IFRIC)-Int 14 are not applicable to the Group and therefore are unlikely to have any financial impact on the Group.

HKFRS 3 has been revised to introduce a number of changes in the accounting for business combinations that will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs, and future reported results. HKAS 27 has been revised to require that a change in the ownership interest of a subsidiary is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes introduced by the revisions to HKFRS 3 and HKAS 27 will be applied by the Group prospectively as required under the revised standards and will affect future acquisitions and transactions of the Group with minority interests.

2.4 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is an entity in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors; or over which the Company has a contractual right to exercise a dominant influence with respect to that entity's financial and operating policies.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses. The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. Unrealised gains and losses resulting from transactions between the Group and its associates are eliminated to the extent of the Group's interests in the associates, except where unrealised losses provide evidence of an impairment of the asset transferred. Goodwill arising from the acquisition of associates, which was not previously eliminated or recognised in the consolidated reserves, is included as part of the Group's interests in associates.

The results of associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in associates are treated as non-current assets and are stated at cost less any impairment losses.

Goodwill

Goodwill arising on the acquisition of subsidiaries and associates represents the excess of the cost of the business combination over the Group's interest in the net fair value of the acquirees' identifiable assets acquired, and liabilities and contingent liabilities assumed as at the date of acquisition.

Goodwill on acquisitions for which the agreement date is on or after 1 January 2005

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset, initially measured at cost and subsequently at cost less any accumulated impairment losses. In the case of associates, goodwill is included in the carrying amount thereof, rather than as a separately identified asset on the consolidated balance sheet.

The carrying amount of goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Goodwill previously eliminated against consolidated capital reserves

Prior to the adoption of the HKICPA's Statement of Standard Accounting Practice 30 "Business Combinations" ("SSAP 30") in 2001, goodwill arising on acquisition was eliminated against consolidated capital reserves in the year of acquisition. On the adoption of HKFRS 3, such goodwill remains eliminated against consolidated capital reserves and is not recognised in the income statement when all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, financial assets, investment properties and goodwill), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises in those expense categories consistent with the function of the impaired asset, unless the asset is carried at a revalued amount, in which case the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d);

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or

(g) the party is a post-employment benefit plan for the benefit of employees of the Group, or of any entity that is a related party of the Group.

Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

Valuations are performed frequently enough to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. Changes in the values of property, plant and equipment are dealt with as movements in the asset revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on an individual asset basis, the excess of the deficit is charged to the income statement. Any subsequent revaluation surplus is credited to the income statement to the extent of the deficit previously charged. On disposal of a revalued asset, the relevant portion of the asset revaluation reserve realised in respect of previous valuations is transferred to retained profits/accumulated losses as a movement in reserves.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of each item of property, plant and equipment to its residual value over its estimated useful life:

Land and buildings *(Note)*	Over the remaining lease terms
Resort and recreational club properties	Over the remaining lease terms
Leasehold improvements	Over the shorter of the remaining lease terms and 5 to 6 years
Furniture, fixtures and equipment	2 to 7 years
Communications equipment	6 years
Motor vehicles	3 to 5 years

Note: These represent buildings situated on leasehold land whereby the fair values of the leasehold interests in the land and buildings elements cannot be allocated reliably at the inception of the respective leases.

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Investment properties

Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for a property which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date.

Gains or losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise.

Any gains or losses on the retirement or disposal of an investment property are recognised in the income statement in the year of the retirement or disposal.

Leases

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in property, plant and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the income statement so as to provide a constant periodic rate of charge over the lease terms.

Assets acquired through hire purchase contracts of a financing nature are accounted for as finance leases, but are depreciated over their estimated useful lives.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases net of any incentives received from the lessor are charged to the income statement on the straight-line basis over the lease terms. Contingent rentals are charged to the income statement for the period in which they are incurred.

Prepaid land premiums under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the lease terms. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the land and buildings as a finance lease in property, plant and equipment.

Investments and other financial assets

Financial assets in the scope of HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, and available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

The Group assesses whether a contract contains an embedded derivative when the Group first becomes a party to it and assesses whether an embedded derivative is required to be separated from the host contract when the analysis shows that the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract. Reassessment only occurs if there is a change in the terms of the contract that significantly modifies the cash flows that would otherwise be required under the contract.

The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, that is, the date that the Group commits to purchase or sell the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading. Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on investments held for trading are recognised in the income statement. The net fair value gain or loss recognised in the income statement does not include any dividends or interest earned on these financial assets, which are recognised in accordance with the policies set out for "Revenue recognition" below.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available for sale or are not classified in any of the other two categories. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; a discounted cash flow analysis; and other valuation models.

Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or a group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the income statement. Loans and receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Group.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

In relation to trade and other receivables, a provision for impairment is made when there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market economic or legal environment that have an adverse effect on the debtor) that the Group will not be able to collect all of the amounts due under the original terms of an invoice. The carrying amount of the receivables is reduced through the use of an allowance account. Impaired debts are derecognised when they are assessed as uncollectible.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in the income statement, is transferred from equity to the income statement. A provision for impairment is made for available-for-sale equity investments when there has been a significant or prolonged decline in the fair value below its cost or where other objective evidence of impairment exists. The determination of what is "significant" or "prolonged" requires judgement. In addition, the Group evaluates other factors, such as the share price volatility. Impairment losses on equity instruments classified as available for sale are not reversed through the income statement.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;
- the Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or
- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities at amortised cost (including interest-bearing loans and borrowings)

Financial liabilities including trade and other payables, debentures, interest-bearing loans and borrowings, and other loans are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost. The related interest expense is recognised within "finance costs" in the income statement.

Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.

Financial guarantee contracts

Financial guarantee contracts in the scope of HKAS 39 are accounted for as financial liabilities. A financial guarantee contract is recognised initially at its fair value less transaction costs that are directly attributable to the acquisition or issue of the financial guarantee contract, except when such contract is recognised at fair value through profit or loss. Subsequent to initial recognition, the Group measures the financial guarantee contract at the higher of: (i) the amount determined in accordance with HKAS 37 *Provisions, Contingent Liabilities and Contingent Assets* ; and (ii) the amount initially recognised less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18 *Revenue*.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the income statement.

Derivative financial instruments and hedging

The Group uses derivative financial instruments such as foreign exchange option contracts to hedge its risks associated with foreign currency fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to the income statement.

The fair value of foreign exchange option contracts is determined by reference to current forward exchange rates for contracts with similar maturity profiles.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the first-in, first-out basis or the actual basis and comprises invoiced value of purchases, and where applicable, freight, insurance and delivery charges. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to make the sale.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheets, cash and bank balances comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries and associates, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries and associates, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Group and when the revenue can be measured reliably, on the following bases:

(a) ***Wholesale and retail of fashion wear and accessories***

Revenue from the sale of fashion wear and accessories is recognised when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold.

(b) ***Telecommunications operations***

Telecommunications operations include the provision of telecommunications services and the marketing and distribution of network cards and other accessories:

Provision of telecommunications services

Revenue from the provision of telecommunications services, comprising proprietary services and carrier operations, is recognised when the services are rendered on the basis of traffic statistics agreed with international telecommunications carriers to the extent of the amounts expected to be received.

Marketing and distribution of network cards and other accessories

Revenue from the marketing and distribution of network cards and other accessories is recognised when the services are rendered and the Group's right to receive payment has been established.

(c) ***Resort and recreational club operations***

Entrance fee income is recognised when the application for club membership is accepted and no significant uncertainty as to collectability exists. Annual subscription fee income is recognised over the relevant period of the membership. Revenue from the provision of resort and club facilities, catering and other services is recognised when goods are delivered or services are rendered.

(d) ***Dividend income***

Dividend income is recognised when the shareholders' right to receive payment has been established.

(e) ***Interest income***

Interest income is recognised on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset.

(f) ***Rental income***

Rental income is recognised on a time proportion basis over the lease terms, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Contingent rental is recognised in the income statement for the period in which it is earned.

(g) *Consultancy, management and other services*

Revenue from the provision of consultancy, management and other services is recognised when the relevant services have been provided and the Group's right to receive payment has been established.

Employee benefits

Pension schemes

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to the income statement as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

In parallel with the MPF Scheme, the Group also operates separate defined contribution retirement benefits schemes under the Occupational Retirement Schemes Ordinance for those employees who are eligible to participate. These separate schemes operate in a similar way to the MPF Scheme, except that when an employee leaves the schemes before his/her interest in the Group's employer contributions vesting fully, the ongoing contributions payable by the Group will be reduced by the relevant amount of the forfeited employer contributions.

Share-based payment transactions

The Company operates share option schemes for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Employees (including executive directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined using a generally accepted option pricing model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company ("market conditions"), if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statement for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

The Group has adopted the transitional provisions of HKFRS 2 in respect of equity-settled awards and has applied HKFRS 2 only to equity-settled awards granted after 7 November 2002 that had not vested by 1 January 2005 and to those granted on or after 1 January 2005.

Borrowing costs

Borrowing costs are recognised as expenses in the income statement in the period in which they are incurred.

Foreign currencies

These financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries and associates are currencies other than the Hong Kong dollar. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at the exchange rates ruling at the balance sheet date, and their income statements are translated into Hong Kong dollars at the weighted average exchange rates for the year. The resulting exchange differences are included in the exchange fluctuation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the Group's financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

Operating lease commitments - Group as lessor

The Group has entered into commercial property leases on certain of its investment properties. The Group has determined that it retains all the significant risks and rewards of ownership of these properties which are leased out on operating leases.

Classification between investment properties and owner-occupied properties

The Group determines whether a property qualifies as an investment property, and has developed criteria in making that judgement. Investment property is a property held to earn rentals or for capital appreciation or both. Therefore, the Group considers whether a property generates cash flows largely independently of the other assets held by the Group.

Judgement is made on an individual property basis to determine whether ancillary services are so significant that a property does not qualify as an investment property.

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment of goodwill

The key assumptions used for impairment assessment of goodwill are included in note 16 to the financial statements.

Impairment of available-for-sale financial assets

The Group classifies certain assets as available-for-sale and recognises movements of their fair values in equity. When the fair value declines, management makes assumptions about the decline in value to determine whether there is an impairment that should be recognised in the income statement. In the year ended 31 December 2007, impairment loss recognised for available-for-sale assets amounted to HK$55,000 (2006: Nil).

Write-down of inventories to net realisable value

Management reviews the aging analysis of inventories at each balance sheet date and makes provision for obsolete and slow-moving inventory items identified that are either expected to be sold below cost or no longer suitable for sale. This assessment process involves estimates. Management is satisfied that sufficient provision for obsolete and slow-moving inventories has been made as at 31 December 2007.

Estimation of fair value of properties

In the absence of current prices in an active market for similar properties, the Group considers information from a variety of sources, including:

(a) current prices in an active market for properties of a different nature, condition or location (or subject to different leases or other contracts), adjusted to reflect those differences;

(b) recent prices of similar properties on less active markets, with adjustments to reflect any changes in economic conditions since the date of the transactions that occurred at those prices; and

(c) discounted cash flow projections based on reliable estimates of future cash flows, supported by the terms of any existing lease and other contracts and (when possible) by external evidence such as current market rents for similar properties in the same location and condition, and using discount rates that reflect current market assessments of the uncertainty in the amount and timing of the cash flows.

The principal assumptions for the Group's estimation of the fair value include those related to current market rents for similar properties in the same location and condition, appropriate discount rates, expected future market rents and future maintenance costs.

4. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

Business segments	Nature of operations
Wholesale and retail of fashion wear and accessories	The trading of fashion wear and accessories
Telecommunications operations	The provision of telecommunications services and the marketing and distribution of network cards and other accessories
Resort and recreational club operations	The provision of resort and recreational facilities and catering services
Investments and treasury	Treasury operations and the holding and trading of investments for short term and long term investment returns

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets are attributed to the segments based on the location of the assets.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

(a) **Business segments**

The following tables present revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the years ended 31 December 2007 and 2006.

Group

	Wholesale and retail of fashion wear and accessories		Telecom-munications operations		Resort and recreational club operations		Investments and treasury		Consolidated	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:										
Sales to external customers	214,168	174,710	3,535	2,985	17,134	19,268	31,190	30,243	266,027	227,206
Other revenue	1,574	2,202	90	7	4,867	2,370	27	524	6,558	5,103
Total	215,742	176,912	3,625	2,992	22,001	21,638	31,217	30,767	272,585	232,309
Segment results	8,040	(11,039)	6,999	(3,397)	4,723	3,725	56,333	11,618	76,095	907
Unallocated expenses									(2,829)	(2,041)
Fair value gains/(losses) on revaluation of investment properties, net	—	—	—	—	(24,100)	8,782	5,500	1,200	(18,600)	9,982
Write-back of deficits on revaluation of resort and recreational club properties	—	—	—	—	8,268	2,563	—	—	8,268	2,563
Finance costs									(1,291)	(1,077)
Share of profits and losses of associates	—	—	—	—	(3,087)	(4,571)	(3,301)	1,719	(6,388)	(2,852)
Profit before tax									55,255	7,482
Tax									—	—
Profit for the year									55,255	7,482

Group

	Wholesale and retail of fashion wear and accessories		Telecom-munications operations		Resort and recreational club operations		Investments and treasury		Consolidated	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment assets	101,732	97,568	24,065	18,280	178,765	190,637	754,459	704,035	1,059,021	1,010,520
Interests in associates	—	—	—	—	8,304	8,942	8,954	11,569	17,258	20,511
Total assets									1,076,279	1,031,031
Segment liabilities	16,090	14,464	10,233	23,141	42,359	45,970	6,787	3,068	75,469	86,643
Unallocated liabilities									10,323	14,971
Total liabilities									85,792	101,614
Other segment information:										
Depreciation and amortisation	7,757	7,028	40	107	1,883	1,781	107	105	9,787	9,021
Impairment losses recognised in the income statement	—	—	—	—	206	30	55	4,480	261	4,510
Write-back of accrued payables	—	—	12,570	8,060	—	—	—	—	12,570	8,060
Other non-cash expenses	—	—	—	26	—	40	1,788	12,038	1,788	12,104
Capital expenditure on:										
Property, plant and equipment	1,687	8,393	—	10	78	322	159	345	1,924	9,070
Investment properties	—	—	—	—	586	18	—	—	586	18
Surplus on revaluation of land and buildings recognised directly in equity attributable to equity holders of the Company	—	1,007	—	—	—	—	—	—	—	1,007

(b) **Geographical segments**

The following table presents revenue and certain asset and expenditure information for the Group's geographical segments for the years ended 31 December 2007 and 2006.

Group

	Hong Kong		Mainland China		Other Asia Pacific regions		Others		Consolidated	
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Segment revenue:										
Sales to external customers	262,413	224,132	1,234	3,070	—	4	2,380	—	266,027	227,206
Other segment information:										
Segment assets	906,532	843,390	138,334	155,991	30,946	30,706	467	944	1,076,279	1,031,031
Capital expenditure on:										
Property, plant and equipment	1,924	9,060	—	10	—	—	—	—	1,924	9,070
Investment properties	—	—	586	18	—	—	—	—	586	18

5. REVENUE, OTHER INCOME AND GAINS

The principal activities of the Group are the wholesale and retail of fashion wear and accessories, telecommunications operations, resort and recreational club operations, and investment and treasury operations. An analysis of revenue (which is also the Group's turnover), other income and gains is as follows:

	2007	2006
	HK$'000	*HK$'000*
Revenue		
Wholesale and retail of fashion wear and accessories	214,168	174,710
Telecommunications operations	3,535	2,985
Resort and recreational club operations	17,134	19,268
Dividend income from listed investments	5,122	4,765
Interest income	26,068	25,478
	266,027	227,206
Other income and gains		
Rental income	894	455
Management fees	1,014	1,833
Others	4,650	2,815
	6,558	5,103

6. PROFIT BEFORE TAX

The Group's profit before tax is arrived at after charging/(crediting):

	Notes	2007 HK$'000	2006 HK$'000
Cost of inventories sold		108,988	97,272
Depreciation*	13	9,710	8,944
Auditors' remuneration for audit services		1,398	1,315
Amortisation of deferred revenue		(3,335)	(1,852)
Recognition of prepaid land premiums*	15	77	77
Operating lease payments for land and buildings:			
Minimum lease payments		44,884	36,307
Contingent rentals		3,182	1,854
Impairment of other receivables*		—	4,480
Write-back of accrued payables*		(12,570)	(8,060)
Fair value losses/(gains), net:			
Available-for-sale equity investments (transfer from equity)*		55	—
Equity investments at fair value through profit or loss*		(38,147)	2,065
Derivative instrument - a transaction not qualifying as a hedge*		104	(104)
Gains on disposal of equity investments at fair value through profit or loss, net*		(4,626)	(1,308)
Loss/(gain) on disposal of items of property, plant and equipment*		(5,168)	66
Net rental income		(890)	(449)
Employee benefits expense (including directors' remunerations *(note 8))*:			
Salaries, wages and other benefits		57,009	56,013
Pension scheme contributions under defined contribution schemes		1,940	2,011
Less: Forfeited contributions^		—	(48)
		58,949	57,976
Exchange gains, net*		(8,579)	(8,791)
Impairment of trade receivables		206	30
Fair value losses/(gains) on revaluation of investment properties, net	14	18,600	(9,982)
Write-back of deficits on revaluation of resort and recreational club properties	13	(8,268)	(2,563)
Write-down of inventories to net realisable value		1,000	1,000

* The balances are included in "Other operating income, net" on the face of the consolidated income statement.

^ At 31 December 2007, the Group had no forfeited contributions available to reduce its contributions to the pension schemes in future years (2006: Nil).

7. FINANCE COSTS

	Group	
	2007	2006
	HK$'000	*HK$'000*
Interest on bank loans and overdrafts wholly repayable within five years	935	704
Interest on a finance lease	14	14
Accretion of interest on debentures	342	359
	1,291	1,077

8. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to the Listing Rules and Section 161 of the Hong Kong Companies Ordinance, is as follows:

	Group	
	2007	2006
	HK$'000	*HK$'000*
Fees	400	400
Other emoluments:		
Salaries, allowances and benefits in kind	5,869	5,806
Pension scheme contributions	36	36
Performance related bonuses	242	117
	6,147	5,959
	6,547	6,359

No share options or any other forms of share-based payments were granted to directors during the year (2006: Nil).

(a) Independent non-executive directors

The fees paid to independent non-executive directors during the year were as follows:

	2007	2006
	HK$'000	*HK$'000*
Dr. Cecil Sze Tsung CHAO	20	20
Dr. Jen CHEN	20	20
Mr. Ian Grant ROBINSON	240	240
	280	280

There were no other emoluments payable to the independent non-executive directors during the year (2006: Nil).

(b) **Executive directors and a non-executive director**

	Fees	Salaries, allowances and benefits in kind	Pension scheme contributions	Performance related bonuses	Total remuneration
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
2007					
Executive directors:					
Mr. Joseph Wing Kong LEUNG	40	288	12	12	352
Mr. James C. NG	20	3,958	12	165	4,155
Mr. Derek Wai Choi LEUNG	20	—	—	—	20
Mr. Wing Tung YEUNG	20	1,623	12	65	1,720
	100	5,869	36	242	6,247
Non-executive director:					
Mr. Raymond Wai Pun LAU	20	—	—	—	20
	120	5,869	36	242	6,267
2006					
Executive directors:					
Mr. Joseph Wing Kong LEUNG	40	288	12	12	352
Mr. James C. NG	20	3,958	12	—	3,990
Mr. Derek Wai Choi LEUNG	20	—	—	—	20
Mr. Wing Tung YEUNG	20	1,560	12	105	1,697
	100	5,806	36	117	6,059
Non-executive director:					
Mr. Raymond Wai Pun LAU	20	—	—	—	20
	120	5,806	36	117	6,079

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

9. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included two (2006: two) directors, details of whose remuneration are set out in note 8 above. Details of the remuneration of the remaining three (2006: three) non-director, highest paid employees for the year are as follows:

	Group	
	2007	2006
	HK$'000	*HK$'000*
Salaries, allowances and benefits in kind	4,357	4,492
Pension scheme contributions	126	144
	4,483	4,636

The number of non-director, highest paid employees whose remuneration fell within the following bands is as follows:

	Number of employees	
	2007	2006
Nil to HK$1,000,000	1	2
HK$1,000,001 to HK$1,500,000	1	—
HK$2,500,001 to HK$3,000,000	1	1
	3	3

No share options or any other forms of share-based payments were granted to the five highest paid employees during the year (2006: Nil).

10. TAX

No provision for Hong Kong profits tax and overseas income tax has been made for the year ended 31 December 2007 (2006: Nil) as the Company and its subsidiaries either did not generate any assessable profits for the year or have available tax losses brought forward from prior years to offset against any assessable profits generated during the year.

A reconciliation of the tax expense applicable to profit before tax using the applicable rate for the countries/jurisdictions in which the Company and its subsidiaries are domiciled to the tax expense at the effective tax rate, and a reconciliation of the applicable rate to the effective tax rate, are as follows:

	Group			
	2007		2006	
	HK$'000	*%*	*HK$'000*	*%*
Profit before tax	55,255		7,482	
Tax charge at the applicable tax rate	10,346	18.7	1,716	22.9
Income not subject to tax	(8,347)	(15.1)	(7,970)	(106.5)
Expenses not deductible for tax	3,747	6.8	3,749	50.1
Tax losses not recognised	3,946	7.1	3,723	49.8
Tax losses utilised from previous periods	(9,692)	(17.5)	(1,218)	(16.3)
Tax charge at the Group's effective rate	—	—	—	—

11. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The consolidated profit attributable to equity holders of the Company for the year ended 31 December 2007 includes a profit of HK$44,861,000 (2006: HK$21,163,000) which has been dealt with in the financial statements of the Company (note 34(b)).

12. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

The calculation of basic earnings per share amounts is based on the profit for the year attributable to ordinary equity holders of the Company of HK$52,426,000 (2006: HK$12,047,000), and the weighted average number of ordinary shares in issue during the year of 1,650,658,676 (2006: 1,650,658,676).

Diluted earnings per share amounts for the years ended 31 December 2007 and 2006 have not been disclosed as there were no diluting events during these years.

13. PROPERTY, PLANT AND EQUIPMENT

Group

	Land and buildings HK$'000	Resort and recreational club properties HK$'000	Leasehold improve-ments HK$'000	Furniture, fixtures and equipment HK$'000	Com-munications equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
31 December 2007							
Cost or valuation:							
At beginning of year	9,200	62,300	1,875	47,959	37,552	3,493	162,379
Additions	—	—	100	1,824	—	—	1,924
Disposals	(9,200)	—	—	(9,201)	—	—	(18,401)
Surplus on revaluation	—	8,268	—	—	—	—	8,268
Elimination of accumulated depreciation	—	(1,568)	—	—	—	—	(1,568)
Exchange realignment	—	—	22	32	—	35	89
At 31 December 2007	—	69,000	1,997	40,614	37,552	3,528	152,691
Accumulated depreciation and impairment:							
At beginning of year	—	—	1,662	35,532	37,552	2,995	77,741
Depreciation provided during the year	1,368	1,568	94	6,557	—	123	9,710
Write-back on revaluation	—	(1,568)	—	—	—	—	(1,568)
Disposals	(1,368)	—	—	(9,201)	—	—	(10,569)
Exchange realignment	—	—	18	29	—	27	74
At 31 December 2007	—	—	1,774	32,917	37,552	3,145	75,388
Net book value:							
At 31 December 2007	—	69,000	223	7,697	—	383	77,303
Analysis of cost or valuation:							
At cost	—	—	1,997	40,614	37,552	3,528	83,691
At 31 December 2007 valuation	—	69,000	—	—	—	—	69,000
	—	69,000	1,997	40,614	37,552	3,528	152,691

Group

	Land and buildings	Resort and recreational club properties	Leasehold improve- ments	Furniture, fixtures and equipment	Com- munications equipment	Motor vehicles	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
31 December 2006							
Cost or valuation:							
At beginning of year	8,500	61,200	1,678	45,022	37,565	3,535	157,500
Additions	—	—	183	8,887	—	—	9,070
Disposals	—	—	—	(6,038)	(13)	(69)	(6,120)
Surplus on revaluation	1,678	2,563	—	—	—	—	4,241
Elimination of accumulated depreciation	(978)	(1,463)	—	—	—	—	(2,441)
Exchange realignment	—	—	14	88	—	27	129
At 31 December 2006	9,200	62,300	1,875	47,959	37,552	3,493	162,379
Accumulated depreciation and impairment:							
At beginning of year	—	—	1,558	35,193	37,565	2,858	77,174
Depreciation provided during the year	978	1,463	95	6,260	—	148	8,944
Write-back on revaluation	(978)	(1,463)	—	—	—	—	(2,441)
Disposals	—	—	—	(6,005)	(13)	(30)	(6,048)
Exchange realignment	—	—	9	84	—	19	112
At 31 December 2006	—	—	1,662	35,532	37,552	2,995	77,741
Net book value:							
At 31 December 2006	9,200	62,300	213	12,427	—	498	84,638
Analysis of cost or valuation:							
At cost	—	—	1,875	47,959	37,552	3,493	90,879
At 31 December 2006 valuation	9,200	62,300	—	—	—	—	71,500
	9,200	62,300	1,875	47,959	37,552	3,493	162,379

Company

	Leasehold improvements *HK$'000*	Furniture, fixtures and equipment *HK$'000*	Total *HK$'000*
31 December 2007			
Cost:			
At beginning of year	183	164	347
Additions	100	60	160
At 31 December 2007	283	224	507
Accumulated depreciation:			
At beginning of year	25	51	76
Depreciation provided during the year	38	69	107
At 31 December 2007	63	120	183
Net book value:			
At 31 December 2007	220	104	324
31 December 2006			
Cost:			
At beginning of year	—	3	3
Additions	183	161	344
At 31 December 2006	183	164	347
Accumulated depreciation:			
At beginning of year	—	3	3
Depreciation provided during the year	25	48	73
At 31 December 2006	25	51	76
Net book value:			
At 31 December 2006	158	113	271

The net book value of a motor vehicle held under a finance lease included in the total amount of the Group's motor vehicles at 31 December 2007 amounted to HK$248,000 (2006: HK$341,000).

The Group's resort and recreational club properties are situated in Hong Kong and are held under medium term leases.

The Group's resort and recreational club properties were revalued at 31 December 2007 and 2006 by independent professionally qualified valuers, DTZ Debenham Tie Leung Limited ("DTZ"), on a depreciated replacement cost basis. The revaluation surplus of HK$8,268,000 (2006: HK$2,563,000) for the year ended 31 December 2007 has been credited to the income statement to write-back deficits on previous revaluations.

Had the Group's resort and recreational club properties been carried at historical cost less accumulated depreciation and impairment losses as at 31 December 2007, their aggregate carrying amount would have been approximately HK$27,454,000.

14. INVESTMENT PROPERTIES

	Group	
	2007	**2006**
	HK$'000	*HK$'000*
Carrying amount at 1 January	123,900	109,700
Additions	586	18
Net profit/(loss) from a fair value adjustment	(18,600)	9,982
Exchange realignment	8,014	4,200
Carrying amount at 31 December	113,900	123,900

At 31 December 2007, the Group's investment properties comprised industrial property units situated in Hong Kong of HK$11,400,000 (2006: HK$5,900,000) and resort and recreational club properties situated in Mainland China of HK$102,500,000 (2006: HK$118,000,000). These properties are held under medium term leases.

The Group's industrial property units are held for capital appreciation purpose whereas its resort and recreational club properties are held for leasing to an associate of the Group, Shanghai Landis Hospitality Management Co. Ltd., under an operating lease arrangement for resort and recreational club operations. Further summary details of the lease are included in note 37(a) to the financial statements.

	Company	
	2007	**2006**
	HK$'000	*HK$'000*
Carrying amount at 1 January	127,900	122,700
Net profit from a fair value adjustment	500	5,200
Carrying amount at 31 December	128,400	127,900

At 31 December 2007, the Company's investment properties comprised industrial property units of HK$11,400,000 (2006: HK$5,900,000) and resort and recreational club properties of HK$117,000,000 (2006: HK$122,000,000) which are situated in Hong Kong and are held under medium term leases.

The Company's industrial property units are held for capital appreciation purpose whereas its resort and recreational club properties are leased to its wholly-owned subsidiary, Hill Top Country Club Limited, for resort and recreational club operations.

The Group's and the Company's investment properties were revalued individually at 31 December 2007 and 2006 by independent professionally qualified valuers, DTZ, on an open market, existing use basis.

Further particulars of the Group's investment properties are included on page 102 of the Company's 2007 annual report.

15. PREPAID LAND PREMIUMS

	Group	
	2007	2006
	HK$'000	*HK$'000*
Carrying amount at 1 January	3,140	3,217
Recognised during the year	(77)	(77)
Carrying amount at 31 December	3,063	3,140
Current portion	(77)	(77)
Non-current portion	2,986	3,063

The leasehold land is held under a medium term lease and is situated in Hong Kong.

16. GOODWILL

Goodwill capitalised as an asset in the consolidated balance sheet arose from the acquisition of subsidiaries.

	Group
	HK$'000
Cost:	
At 1 January 2006, 31 December 2006, 1 January 2007 and 31 December 2007	8,045
Accumulated impairment:	
At 1 January 2006, 31 December 2006, 1 January 2007 and 31 December 2007	1,435
Net carrying amount:	
At 31 December 2007 and 2006	6,610

Impairment testing of goodwill

Goodwill of a carrying amount of HK$6,610,000 (2006: HK$6,610,000) as at 31 December 2007 relates to the Group's wholesale and retail of fashion wear and accessories business (the "Fashion Business").

The recoverable amount of the Group's Fashion Business has been determined based on a value in use calculation, using cash flow projections based on financial budgets approved by management that cover a 15-year period. Assumptions have been made by management that the cash flows from the Group's Fashion Business will continue beyond at least the forecast period in view of management's long term experience in running the business. The discount rate applied to the cash flow projections is 7.5%.

The annual growth rate used to extrapolate the cash flows of the Group's Fashion Business during the forecast period is 6% based on the assumptions that there will be no significant economic downturn throughout the period, taking into account of the market competition and the continuous growth in market demand for upscale fashion wear and accessories.

Management has considered the assumptions used in the cash flow projections, taking into account the business expansion plan going forward, which includes the strategic expansion in Hong Kong and other cities in China, and believes that there is no impairment in the goodwill related to the Fashion Business. Management believes that any reasonably foreseeable change in any of the key assumptions would not cause the carrying amount of the goodwill to exceed its recoverable amount.

17. INTERESTS IN SUBSIDIARIES

	Company	
	2007	**2006**
	HK$'000	*HK$'000*
Unlisted shares, at cost	12,700	12,700
Due from subsidiaries	1,308,746	1,282,104
	1,321,446	1,294,804
Provision for impairment	(1,095,836)	(1,070,024)
	225,610	224,780

Impairment losses were recognised for investments in the unlisted shares of subsidiaries and amounts due from subsidiaries with carrying amounts (before deducting the impairment losses) of HK$12,700,000 and HK$1,083,136,000, respectively, because these subsidiaries have insufficient assets to be realised for the Company to recover its interests therein. During the year ended 31 December 2007, there was no movement in the impairment recognised for the investments in unlisted shares (2006: Nil) and the increase in impairment for amounts due from subsidiaries was HK$25,812,000 (2006: HK$15,543,000).

The amounts due from subsidiaries are unsecured, interest-free and not due for settlement within one year. The amount due to a subsidiary is unsecured, interest-free and has no fixed terms of repayment.

The carrying amounts of all balances with subsidiaries approximate to their fair values.

Particulars of the principal subsidiaries are as follows:

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary/ registered share capital	Percentage of equity attributable to the Company Direct	Indirect	Principal activities
Asia Pacific Telecommunications Limited	Hong Kong	HK$2,000	—	100	Provision of telecommunications services
e-New Media Technology Limited	British Virgin Islands/ Hong Kong	US$1	100	—	Investment holding
e-Media (Asia) Limited	Cayman Islands/ Hong Kong	US$1	100	—	Investment holding

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary/ registered share capital	Percentage of equity attributable to the Company Direct	Indirect	Principal activities
ENM Investments Limited	Cayman Islands/ Hong Kong	US$1	100	—	Investment holding
Fortress Global Limited	Hong Kong	HK$2	—	100	Investment holding
Hill Top Country Club Limited	Hong Kong	HK$10,000,000	100	—	Recreational club operations
Jackpot International Business Inc.	British Virgin Islands/ Hong Kong	US$1	—	100	Investment holding
Kenmure Limited	Hong Kong	HK$55,000,000	—	60	Investment holding
Lion Dragon Limited	British Virgin Islands/Hong Kong	US$1	—	100	Investment holding
New Media Corporation	Cayman Islands/ Hong Kong	US$2,227,280	—	100	Investment holding
Powerbridge Limited	British Virgin Islands/ Hong Kong	US$600,000	—	75	Investment holding
Richtime Management Limited	British Virgin Islands/ Hong Kong	US$1	—	100	Investment holding
Shanghai ENM Telecom & Technology Limited*#	People's Republic of China ("PRC")/ Mainland China	US$1,000,000	—	75	Marketing and distribution of network cards and other accessories
Shanghai Hilltop Resort Hotel Ltd. ("Shanghai Hilltop")**#	PRC/Mainland China	US$7,200,000	—	80	Property investment in a resort and recreational club
The Swank Shop Limited	Hong Kong	HK$104,500,000	—	60	Retail and wholesale of fashion wear and accessories
Ventures Triumph Limited	British Virgin Islands/ Hong Kong	US$1	—	100	Investment holding
Voice Information Systems Limited	Hong Kong	Ordinary "A" HK$3,000,000 Ordinary "B" HK$2,000,000	—	100	Provision of telecommunications services
Wintalent International Limited	British Virgin Islands/ Hong Kong	US$1	—	100	Investment holding

* Registered as a wholly-foreign-owned enterprise established in the PRC

** Registered as a Sino-foreign co-operation joint venture established in the PRC

\# The English names are direct translations of the Chinese names of the entities

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

18. INTERESTS IN ASSOCIATES

	Group		Company	
	2007	2006	2007	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Unlisted shares, at cost	—	—	1	1
Share of net assets	15,406	14,276	—	—
Goodwill on acquisition	14,986	14,986	—	—
	30,392	29,262	1	1
Due from associates	1,385	5,768	346	321
	31,777	35,030	347	322
Provision for impairment	(14,519)	(14,519)	—	—
	17,258	20,511	347	322

The amounts due from associates are unsecured, interest-free and not due for settlement within one year. The carrying amounts of all balances with associates approximate to their fair values.

Included in goodwill on acquisition was an amount of HK$14,519,000 (2006: HK$14,519,000) as at 31 December 2007 which arose from the acquisition of 20% equity interest in Beijing Smartdot Technologies Co. Ltd.. This goodwill balance had been fully impaired in prior years.

Particulars of the principal associates are as follows:

Name	Particulars of issued shares held/registered share capital	Place of incorporation/ registration	Percentage of ownership interest attributable to the Group	Principal activities
Beijing Smartdot Technologies Co. Ltd.	RMB37,742,000	PRC	20	Software development and provision of project solutions
Shanghai Landis Hospitality Management Co. Ltd. ("Shanghai Landis") #	US$8,000,000	PRC	35	Resort and recreational club management
Ventile Investments Limited	100 ordinary shares of US$1 each	British Virgin Islands	35	Provision of financing services

The English name is a direct translation of the Chinese name of the company.

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

The following table illustrates the summarised financial information of the Group's principal associates extracted from their financial statements:

	2007	2006
	HK$'000	*HK$'000*
Assets	174,490	167,828
Liabilities	(110,757)	(99,928)
Revenues	122,864	96,337
Loss	(20,211)	(4,721)

19. AVAILABLE-FOR-SALE EQUITY INVESTMENTS

	Group	
	2007	2006
	HK$'000	*HK$'000*
Overseas listed equity investments, at fair value	70	125
Unlisted equity investments, at cost less impairment loss	35,378	35,378
	35,448	35,503

During the year ended 31 December 2007, the gross loss of the Group's available-for-sale equity investments recognised directly in equity amounted to HK$55,000 (2006: Nil) and this entire balance was removed from equity and recognised in the income statement for the year. No gross gain or loss of the Group's available-for-sale equity investments was recognised directly in equity for the year ended 31 December 2006.

The above investments consist of investments in equity securities which were designated as available-for-sale financial assets and have no fixed maturity date or coupon rate.

The fair values of listed equity investments are based on quoted market prices. The unlisted equity investments are carried at cost, less any impairment losses, because the directors are of the opinion that their fair values cannot be measured reliably. Such investments are non-derivative and mainly represent investments in the shares of entities principally involved in medical drug development, manufacturing and distribution, and electronic payment and intra-bank fund transfer services. The Group does not intend to dispose of them in the near future.

20. INVENTORIES

As at 31 December 2007 and 2006, all of the Group's inventories represented finished goods.

21. TRADE RECEIVABLES

	Group	
	2007	2006
	HK$'000	*HK$'000*
Trade receivables	9,098	10,567
Impairment	(1,937)	(1,866)
	7,161	8,701

The Group maintains a defined credit policy for its trade customers and the credit terms given vary according to the business activities. The financial strength of and the length of business relationship with the customers, on an individual basis, are considered in arriving at the respective credit terms. Overdue balances are reviewed regularly by management.

An aged analysis of the trade receivables as at the balance sheet date, based on the invoice date and net of provisions, is as follows:

	Group	
	2007	2006
	HK$'000	*HK$'000*
Within 1 month	4,128	5,847
2 to 3 months	844	290
Over 3 months	2,189	2,564
	7,161	8,701

The movements in provision for impairment of trade receivables are as follows:

	Group	
	2007	2006
	HK$'000	*HK$'000*
At 1 January	1,866	1,872
Impairment losses recognised *(note 6)*	206	30
Amount written off as uncollectible	(135)	(36)
At 31 December	1,937	1,866

Included in the above provision for impairment of trade receivables was a provision for individually impaired trade receivables of HK$1,937,000 (2006: HK$1,866,000) with a carrying amount of HK$1,937,000 (2006: HK$1,866,000). The individually impaired trade receivables relate to customers that have been in default for prolonged periods and there is significant uncertainty over the recovery of the balances. The Group does not hold any collateral or other credit enhancements over these balances.

The aged analysis of the trade receivables that are neither individually nor collectively considered to be impaired is as follows:

	Group	
	2007	2006
	HK$'000	*HK$'000*
Neither past due nor impaired	4,160	5,847
Less than 1 month past due	290	276
1 to 3 months past due	522	252
Over 3 months past due	2,189	2,326
	7,161	8,701

Receivables that were neither past due nor impaired relate to a number of debtors for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, the directors of the Company are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral or other credit enhancements over these balances.

The carrying amounts of trade receivables approximate to their fair values.

22. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	Group		Company	
	2007	2006	2007	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Deposits	17,463	17,713	446	381
Prepayments and other receivables	16,193	15,554	5,699	6,274
	33,656	33,267	6,145	6,655

None of the above assets is either past due or impaired. The financial assets included in the above balances relate to receivables for which there was no recent history of default and their carrying amounts approximate to their fair values.

23. EQUITY INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	Group		Company	
	2007	2006	2007	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Listed equity investments, at market value:				
Hong Kong	197,497	153,881	177,201	143,381
Elsewhere	397	731	—	—
	197,894	154,612	177,201	143,381

The above equity investments at 31 December 2007 and 2006 were classified as held for trading and included the ordinary shares of HK$2 each of China Motor Bus Company, Limited, a company incorporated in Hong Kong, as follows:

	Group		Company	
	2007	2006	2007	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Market value of ordinary shares of China Motor Bus Company, Limited	131,384	118,413	130,601	117,706
Proportion of ownership interest	4.5%	4.5%	4.5%	4.5%

At the date of approval of these financial statements, the market value of the Group's short term equity investments held as at 31 December 2007 was approximately HK$179,353,000.

24. DERIVATIVE FINANCIAL INSTRUMENTS

The foreign exchange option contract held by the Group as at 31 December 2006 was carried at its fair value of HK$104,000.

The foreign exchange option contract was entered into by the Group to manage its exchange rate exposure and did not meet the criteria for hedge accounting. The fair value loss of the foreign exchange option contract for the year ended 31 December 2007 and up to its expiry amounted to HK$104,000, and was charged to the income statement for the year. During the year ended 31 December 2006, the fair value gain of the foreign exchange option of HK$104,000 was credited to the income statement for that year.

The Group had no outstanding foreign exchange option contracts as at 31 December 2007.

25. CASH AND BANK BALANCES AND DEPOSITS

At the balance sheet date, the cash and bank balances of the Group denominated in Renminbi ("RMB") amounted to HK$9,280,000 (2006: HK$7,042,000). The RMB is not freely convertible into other currencies, however, under Mainland China's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposit rates. Short term time deposits are made for varying periods of between one day and one year depending on the immediate cash requirements of the Group, and earn interest at the respective short term time deposit rates. The bank balances and pledged deposits are deposited with creditworthy banks with no recent history of default. The carrying amounts of the cash and cash equivalents and the pledged deposits approximate to their fair values.

26. TRADE AND OTHER PAYABLES

Included in the Group's trade and other payables as at 31 December 2007 were trade and bills payables of HK$12,893,000 (2006: HK$25,948,000). As at 31 December 2007, the Company had no trade and bills payables (2006: Nil). An aged analysis of the Group's trade and bills payables as at the balance sheet date, based on the invoice date, is as follows:

	Group	
	2007	2006
	HK$'000	*HK$'000*
Within 1 month	4,704	5,700
2 to 3 months	281	274
Over 3 months	7,908	19,974
	12,893	25,948

All trade and other payables of the Group and the Company are unsecured, interest-free and repayable within three months or on demand. The carrying amounts of the financial liabilities included in the above balances approximate to their fair values.

27. INTEREST-BEARING BANK AND OTHER BORROWINGS

Group

	2007			2006		
	Effective interest rate (%)	Maturity	HK$'000	Effective interest rate (%)	Maturity	HK$'000
Current						
Finance lease payables *(note 28)*	3	2008	92	3	2007	91
Bank loans - unsecured	7 to 8	2008	4,620	7.75 to 8	2007	9,177
			4,712			9,268
Non-current						
Finance lease payables *(note 28)*	3	2009 - 2010	114	3	2008 - 2010	206
			4,826			9,474

Other than the fixed interest rate of 3% for the finance lease arrangement, all interest-bearing borrowings of the Group bear interest at floating rates. All interest-bearing bank and other borrowings of the Group are denominated in Hong Kong dollars.

The carrying amounts of the Group's current borrowings approximate to their fair values. The fair value of the Group's non-current finance lease payables with a carrying amount of HK$114,000 (2006: HK$206,000) was HK$119,000 (2006: HK$218,000) at the balance sheet date and was calculated by discounting the expected future cash flows at the prevailing interest rates.

28. FINANCE LEASE PAYABLES

The Group leases a motor vehicle under a finance lease arrangement with a remaining lease term of two years and three months as at 31 December 2007.

At 31 December 2007, the Group's total future minimum lease payments under the finance lease and their present values were as follows:

Group

	Minimum lease payments 2007 HK$'000	Minimum lease payments 2006 HK$'000	Present value of minimum lease payments 2007 HK$'000	Present value of minimum lease payments 2006 HK$'000
Amounts payable:				
Within one year	105	105	92	91
In the second year	105	105	91	91
In the third to fifth years, inclusive	26	131	23	115
Total minimum finance lease payments	236	341	206	297
Future finance charges	(30)	(44)		
Total net finance lease payables	206	297		
Portion classified as current liabilities *(note 27)*	(92)	(91)		
Non-current portion *(note 27)*	114	206		

29. DEBENTURES

Each debenture holder is entitled to be a debenture member of the Hilltop Country Club (the "Club") operated by a subsidiary of the Group, Hill Top Country Club Limited, subject to the rules and by-laws of the Club so long as the debentures shall remain outstanding, and has the right to use and enjoy all the facilities of the Club free from payment of monthly subscription. At the balance sheet date, the redeemable periods of the Group's debentures carried at amortised cost were as follows:

	Group	
	2007	**2006**
	HK$'000	*HK$'000*
Within one year	2,670	4,102
In the second year	385	2,557
In the third to fifth years, inclusive	3,077	1,197
	3,462	3,754
	6,132	7,856

All redeemable debentures are denominated in Hong Kong dollars, interest-free and may be renewed upon maturity subject to the Group's consent.

The carrying amounts of the redeemable debentures approximate to their fair values.

30. OTHER LOANS

As at 31 December 2007, the unsecured loans from a minority shareholder of a subsidiary denominated in foreign currencies amounted to RMB1,216,241 (2006: RMB1,216,241) and US$521,859 (2006: US$521,859). The loans are interest-free and have no fixed terms of repayment. The carrying amounts of these loans approximate to their fair values.

31. DEFERRED TAX

The movements in deferred tax liabilities and assets during the year are as follows:

Group

	Depreciation allowance in excess of related depreciation	Losses available for offset against future taxable profit	Total
	HK$'000	*HK$'000*	*HK$'000*
At 1 January 2006	2,666	(2,666)	—
Deferred tax charged/(credited) to the income statement during the year	5,495	(5,495)	—
At 31 December 2006 and at 1 January 2007	8,161	(8,161)	—
Deferred tax charged/(credited) to the income statement during the year	1,559	(1,559)	—
At 31 December 2007	9,720	(9,720)	—

The Group has tax losses arising in Hong Kong of HK$496,029,000 (2006: HK$528,212,000) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. As disclosed above, deferred tax assets have been recognised in respect of these losses only to the extent to offset any deferred tax liabilities of the same subsidiaries. Deferred tax assets have not been recognised for tax losses of HK$440,487,000 (2006: HK$481,577,000) as the losses have arisen in subsidiaries that have either been loss-making for some time or whose availability of future taxable profits is unpredictable.

At 31 December 2007, there was no significant unrecognised deferred tax liability (2006: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries or associates as the Group has no liability to additional tax should such amounts be remitted.

32. SHARE CAPITAL

Shares

	2007	2006
	HK$'000	*HK$'000*
Authorised:		
100,000,000,000 (2006: 100,000,000,000) ordinary shares of HK$0.01 each	1,000,000	1,000,000
Issued and fully paid:		
1,650,658,676 (2006: 1,650,658,676) ordinary shares of HK$0.01 each	16,507	16,507

A capital reorganisation scheme was approved by the shareholders at an extraordinary general meeting on 11 July 2002 and was subsequently confirmed by the sanction of an order of the High Court of Hong Kong dated 6 August 2002. Details of the capital reorganisation scheme are as follows:

(a) the authorised share capital of the Company was reduced from HK$1,000,000,000 (divided into 2,000,000,000 ordinary shares of HK$0.50 each) to HK$20,000,000 (divided into 2,000,000,000 ordinary shares of HK$0.01 each). Such reduction was effected by cancelling the paid-up capital per share by HK$0.49 on each of the 1,650,658,676 ordinary shares in issue on 6 August 2002, being the date on which the court petition was heard, and by reducing the nominal value of all the issued and unissued ordinary shares of the Company from HK$0.50 to HK$0.01 per ordinary share; and

(b) upon such reduction of capital taking effect:

(i) the authorised share capital of the Company was increased to its former amount of HK$1,000,000,000 by the creation of additional 98,000,000,000 ordinary shares of HK$0.01 each; and

(ii) a special reserve was created and credited with an amount equal to the credit arising from the said reduction of capital as detailed in (a) above, which amounted to HK$808,822,751. Such reserve shall not be treated as realised profit and shall, for as long as the Company shall remain a listed company, be treated as an undistributable reserve. However, the special reserve may be reduced by the aggregate of any increase in the issued capital or in the share premium account of the Company resulting from an issue of shares for cash or other new consideration or upon a capitalisation of distributable reserves.

Share options

Details of the Company's share option schemes and the share options issued under the schemes are included in note 33 to the financial statements.

33. SHARE OPTION SCHEMES

In an extraordinary general meeting of the Company held on 14 June 2002, the shareholders of the Company formally approved the termination of the share option scheme adopted on 30 December 1997 (the "Old Scheme") and the adoption of a new share option scheme (the "New Scheme"), in compliance with the amended Chapter 17 of the Listing Rules and for the purpose of providing the Company a flexible means of giving incentives and rewards to executive directors and employees for their contributions to the Group. The Old Scheme expired on 29 December 2007 and all outstanding options granted under this scheme also lapsed.

Under the terms of the New Scheme, the board of directors may, at its discretion, invite executive directors and employees of the Group to take up options to subscribe for shares of the Company. The New Scheme shall be valid and effective for a period of 10 years ending on 13 June 2012, after which period no further options will be granted. The exercise price of options shall be determined by the board and shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the offer date, which must be a business day; (ii) a price being the average of the closing prices of the Company's shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the offer date; and (iii) the nominal value of the Company's shares. A nominal consideration of HK$1 is payable on acceptance of any option granted.

The total number of shares available for issue under the New Scheme at 31 December 2007 was 243,415,800 (2006: 243,415,800), which represented 14.7% (2006: 14.7%) of the issued share capital of the Company on the same date. In respect of the maximum entitlement of each participant under the New Scheme, the number of shares issued and to be issued upon exercise of the options granted to each participant in any 12-month period is limited to 1% of the Company's ordinary shares in issue. Any further grant of options in excess of this limit is subject to shareholders' approval in a general meeting.

At 31 December 2007 and the date of approval of these financial statements, no share options were outstanding. At 31 December 2006, the employees of the Company had 312,000 options granted under the Old Scheme to subscribe for shares of the Company (the market value per share of the Company at 31 December 2006 was HK$0.51). During the years ended 31 December 2007 and 2006, no share options were granted to the directors of the Company or the employees of the Group.

The share options of the Company are unlisted and each option gives the holder the right to subscribe for one ordinary share of HK$0.01 of the Company.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

Share options granted to employees under the Old Scheme were as follows:

Date of grant of share options*	Exercise period of share options	Exercise price of share options per share**	Number of share options		
			At 1 January 2007	Lapsed during the year	At 31 December 2007
		HK$			
1 December 1999	1 December 1999 to 29 December 2007	1.804	48,000	(48,000)	—
1 August 2000	1 August 2000 to 29 December 2007	0.630	264,000	(264,000)	—
			312,000	(312,000)	—

* The vesting period of the share options was from the date of grant until the commencement of the exercise period.

** The exercise price of the share options was subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.

34. RESERVES

(a) Group

The amounts of the Group's reserves and the movements therein for the current year and the prior year are presented in the consolidated statement of changes in equity on page 29 of the financial statements.

(b) Company

	Share premium account	Special reserve	Capital redemption reserve	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
		(note 32(b)(ii))			
At 1 January 2006	1,189,721	808,822	478	(1,090,795)	908,226
Profit for the year	—	—	—	21,163	21,163
At 31 December 2006 and 1 January 2007	1,189,721	808,822	478	(1,069,632)	929,389
Profit for the year	—	—	—	44,861	44,861
At 31 December 2007	1,189,721	808,822	478	(1,024,771)	974,250

35. MAJOR NON-CASH TRANSACTION

In the year ended 31 December 2007, the Group capitalised its advance to an associate of HK$5,446,000 as further capital contribution in proportion to the Group's equity interest as agreed amongst all other shareholders of the associate.

36. CONTINGENT LIABILITIES

At the balance sheet date, the Company or the Group had the following significant contingent liabilities:

(a) One of the telecommunications content providers of a subsidiary issued a letter through its solicitors in March 2002 claiming damages of US$1,500,000 (equivalent to HK$11,670,000) from that subsidiary in relation to changes of rates applied by that subsidiary for services delivered by the content provider. The claimant also disputed traffic volumes generated in the past and claimed to have been underpaid by at least US$2,736,000 (equivalent to HK$21,286,000).

Management studied the allegations raised and sought legal advice on the subsidiary's legal rights and liabilities. Upon advice, the subsidiary sought to refute most of the allegations and made a counterclaim of approximately US$6,215,000 (equivalent to HK$48,353,000) in September 2002 for the return of sums advanced on account to the content provider due to uncollectibles, discrepancies arising on reconciliation of traffic volumes and other related items. Thereafter, there has been no communication in respect of the mentioned claims between the subsidiary and the content provider.

In view of the above, management considers it unlikely that any loss will arise, and accordingly, no provision has been made in the financial statements.

(b) The Company had corporate guarantees executed as part of the security for general banking facilities granted to certain subsidiaries to the extent of HK$342,000 (2006: HK$342,000).

37. OPERATING LEASE ARRANGEMENTS

(a) As lessor

The Group has entered into an operating lease arrangement with an associate of the Group, Shanghai Landis, for the lease of resort and recreational club properties (note 14 to the financial statements) under which the effective lease period is from 1 July 2006 to 30 June 2016.

At 31 December 2007, the Group had total future minimum lease receivables under a non-cancellable operating lease with the associate falling due as follows:

	Group	
	2007	2006
	HK$'000	*HK$'000*
Within one year	1,134	800
In the second to fifth years, inclusive	5,682	5,090
After five years	4,971	6,030
	11,787	11,920

During the year, no income was recognised by the Group in respect of contingent rentals receivable (2006: Nil).

(b) As lessee

The Group leases certain of its properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from one to four years.

At 31 December 2007, the Group and the Company had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	Group		Company	
	2007	2006	2007	2006
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	36,773	38,528	809	510
In the second to fifth years, inclusive	37,116	51,698	—	—
	73,889	90,226	809	510

38. COMMITMENTS

In addition to the operating lease commitments detailed in note 37(b) above, the Group had the following commitments at the balance sheet date:

(a) Capital commitments

	Group	
	2007	2006
	HK$'000	*HK$'000*
Contracted, but not provided, for development of resort properties	—	338

(b) Other commitment

The Company, acting on behalf of Hill Top Country Club Limited, a wholly-owned subsidiary of the Company, is a party to a co-operative joint venture agreement with a Mainland China joint venture partner in respect of the resort and recreational club properties of Shanghai Hilltop. According to the terms of the co-operative joint venture agreement and supplementary agreements entered into between 1996 and 2002, Shanghai Hilltop is committed to pay the Mainland China joint venture partner a minimum annual fee of RMB1,650,000 (equivalent to HK$1,749,000) and US$268,000 (equivalent to HK$2,085,000) from 2001 to 2008 and from 2009 to 2022, respectively. In 2003, Shanghai Hilltop entered into a management subcontracting agreement with Shanghai Landis, an associate of the Group, under which Shanghai Landis has undertaken to absorb any such amounts payable to the Mainland China joint venture partner by Shanghai Hilltop up to 30 June 2016, the expiry date of the management sub-contracting agreement.

At 31 December 2007, the minimum amount payable to the Mainland China joint venture partner by Shanghai Hilltop up to 2022 under the above arrangement was HK$30,940,000 (2006: HK$32,490,000), of which HK$17,387,000 (2006: HK$18,938,000) will be absorbed by Shanghai Landis up to 30 June 2016.

39. RELATED PARTY TRANSACTIONS

(a) In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:

		Group	
	Notes	2007	2006
		HK$'000	*HK$'000*
Rental expenses and building management fees paid to related companies	(i)	2,027	1,747
Rental income from an associate	(ii)	848	400

Notes:

(i) The rental expenses and building management fees paid to related companies controlled by a substantial shareholder of the Company were determined by reference to relevant industry practice, and included rental expenses of HK$1,735,000 (2006: HK$1,456,000) which constituted continuing connected transactions of the Company as defined under the Listing Rules. Details of the connected transactions of the Company are included in the report of the directors on pages 14 and 15 of the Company's 2007 annual report.

(ii) The rental income from an associate arose from the lease of resort and recreational club properties in accordance with an operating lease arrangement agreed with the associate.

(b) Compensation of key management personnel of the Group:

	2007	2006
	HK$'000	*HK$'000*
Short term employee benefits	10,869	10,996
Post-employment benefits	180	182
Total compensation paid to key management personnel	11,049	11,178

Further details of directors' emoluments are included in note 8 to the financial statements.

40. FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as at the balance sheet date are as follows:

2007

	Group			
Financial assets	**Financial assets at fair value through profit or loss - held for trading**	**Loans and receivables**	**Available-for-sale financial assets**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Interests in associates	—	1,385	—	1,385
Available-for-sale equity investments	—	—	35,448	35,448
Trade receivables	—	7,161	—	7,161
Financial assets included in prepayments, deposits and other receivables	—	19,264	—	19,264
Equity investments at fair value through profit or loss	197,894	—	—	197,894
Pledged deposits	—	342	—	342
Time deposits	—	495,798	—	495,798
Cash and bank balances	—	46,487	—	46,487
	197,894	570,437	35,448	803,779

Financial liabilities	Financial liabilities at amortised cost
	HK$'000
Trade and other payables	27,932
Interest-bearing bank and other borrowings	4,826
Debentures	6,132
Other loans	5,349
	44,239

2006

	Group			
Financial assets	**Financial assets at fair value through profit or loss - held for trading**	**Loans and receivables**	**Available-for-sale financial assets**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Interests in associates	—	5,768	—	5,768
Available-for-sale equity investments	—	—	35,503	35,503
Trade receivables	—	8,701	—	8,701
Financial assets included in prepayments, deposits and other receivables	—	20,361	—	20,361
Equity investments at fair value through profit or loss	154,612	—	—	154,612
Derivative financial instruments	104	—	—	104
Pledged deposits	—	342	—	342
Time deposits	—	495,074	—	495,074
Cash and bank balances	—	27,148	—	27,148
	154,716	557,394	35,503	747,613

Financial liabilities	Financial liabilities at amortised cost
	HK$'000
Trade and other payables	37,116
Interest-bearing bank and other borrowings	9,474
Debentures	7,856
Other loans	5,304
	59,750

	Company					
Financial assets	2007			2006		
	Financial assets at fair value through profit or loss - held for trading	Loans and receivables	Total	Financial assets at fair value through profit or loss - held for trading	Loans and receivables	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Interests in subsidiaries	—	225,610	225,610	—	224,780	224,780
Interests in associates	—	346	346	—	321	321
Equity investments at fair value through profit or loss	177,201	—	177,201	143,381	—	143,381
Financial assets included in prepayments, deposits and other receivables	—	5,749	5,749	—	6,253	6,253
Pledged deposits	—	342	342	—	342	342
Time deposits	—	495,798	495,798	—	495,074	495,074
Cash and bank balances	—	6,070	6,070	—	4,553	4,553
	177,201	733,915	911,116	143,381	731,323	874,704

Financial liabilities	2007 Financial liabilities at amortised cost *HK$'000*	2006 Financial liabilities at amortised cost *HK$'000*
Other payables	3,806	2,186
Due to subsidiaries	45,275	54,974
	49,081	57,160

41. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group has interest-bearing bank and other borrowings, and other loans for financing its operations and has various other financial assets and liabilities such as trade receivables and payables, which arise directly from its operations. The main risks arising from these financial instruments of the Group are interest rate risk, foreign currency risk, credit risk and liquidity risk.

In addition, the Group is exposed to equity price risk mainly arising from its listed equity investments which are carried at fair value.

The Group's risk management strategy aims to minimise the adverse effects of financial risks on the financial performance of the Group and the board reviews and agrees policies, as summarised below, for managing each of these risks. It is the Group's policy that financial instruments are not held or sold for speculative purposes.

Interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's short term interest-bearing bank borrowings with floating interest rates.

The Group's policy to manage its interest rate risk is to reduce or maintain its current level of interest-bearing borrowings. As the Group is not expected to significantly increase its level of interest-bearing borrowings, it has not used any interest rate swaps to hedge its exposure to interest rate risk.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Group's profit before tax (through the impact on floating rate borrowings) and the Group's equity.

	Increase/ (decrease) in basis points	Increase/ (decrease) in profit before tax *HK$'000*	Increase/ (decrease) in equity *HK$'000*
2007			
Hong Kong dollar	50	(3)	(3)
Hong Kong dollar	(50)	3	3
2006			
Hong Kong dollar	50	(7)	(7)
Hong Kong dollar	(50)	7	7

Foreign currency risk

The Group has transactional currency exposures. Such exposures arise from purchases in currencies other than the functional currency of the Group's subsidiaries. Approximately 99% (2006: 97%) of the Group's purchases are denominated in currencies other than the functional currency of the Group's subsidiaries.

The Group from time to time uses foreign exchange option contracts to partially manage foreign currency risk exposures and will continue to monitor such exposures and market conditions to determine if any other hedging arrangements are required in the future.

The following table demonstrates the sensitivity at the balance sheet date to a reasonably possible change in the US$ and Euro exchange rates, with all other variables held constant, of the Group's profit before tax (due to changes in the fair value of monetary assets and liabilities) and the Group's equity.

	Increase/ (decrease) in US$/Euro rate %	Increase/ (decrease) in profit before tax *HK$'000*	Increase/ (decrease) in equity *HK$'000*
2007			
If Hong Kong dollar weakens against Euro	5	(172)	(172)
If Hong Kong dollar strengthens against Euro	(5)	172	172
If Hong Kong dollar weakens against US$	5	24,882	24,882
If Hong Kong dollar strengthens against US$	(5)	(24,882)	(24,882)
2006			
If Hong Kong dollar weakens against Euro	5	(210)	(210)
If Hong Kong dollar strengthens against Euro	(5)	210	210
If Hong Kong dollar weakens against US$	5	22,677	22,677
If Hong Kong dollar strengthens against US$	(5)	(22,677)	(22,677)

Credit risk

The Group trades on credit terms only with recognised and creditworthy third parties. Receivable balances are monitored on an ongoing basis and the Group's exposure to bad debt is not significant.

The credit risk of the Group's other financial assets, which comprise bank balances, deposits, other receivables and amounts due from associates, arises from default of the counterparty, with a maximum exposure equal to the carrying amounts of these instruments.

Since the Group trades only with recognised and creditworthy third parties, there is no requirement for collateral. As the Group's trade receivables relate to a large number of diversified customers, there is no significant concentration of credit risk within the Group.

Further quantitative data in respect of the Group's exposure to credit risk arising from trade receivables are disclosed in note 21 to the financial statements.

Liquidity risk

The Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial instruments and financial assets (e.g., trade receivables) and projected cash flows from operations.

The Group's objective is to maintain a balance between continuity of funding and flexibility through the use of interest-bearing bank and other borrowings.

The maturity profile of the Group's financial liabilities as at the balance sheet date, based on the contracted undiscounted payments, was as follows:

Group

	2007			
	Within 1 year or on demand	**More than 1 year but less than 2 years**	**More than 2 years but less than 5 years**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade and other payables	27,932	—	—	27,932
Interest-bearing bank and other borrowings	4,712	91	23	4,826
Debentures	2,787	420	3,650	6,857
Other loans	5,349	—	—	5,349
	40,780	511	3,673	44,964

	2006			
	Within 1 year or on demand	**More than 1 year but less than 2 years**	**More than 2 years but less than 5 years**	**Total**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Trade and other payables	37,116	—	—	37,116
Interest-bearing bank and other borrowings	9,268	92	114	9,474
Debentures	4,280	2,787	1,440	8,507
Other loans	5,304	—	—	5,304
	55,968	2,879	1,554	60,401

The maturity profile of the Company's financial liabilities as at the balance sheet date, based on the contracted undiscounted payments, was as follows:

	Company	
	2007	2006
	Within 1 year or on demand	Within 1 year or on demand
	HK$'000	*HK$'000*
Other payables	3,806	2,186
Due to a subsidiary	45,275	54,974
	49,081	57,160

Equity price risk

Equity price risk is the risk that the fair values of equity securities decrease as a result of changes in the levels of equity indices and the values of individual securities. The Group is mainly exposed to equity price risk arising from investments in listed equity securities classified as equity investments at fair value through profit or loss as at 31 December 2007. The Group's listed investments are primarily listed on the Stock Exchange and are valued at quoted market prices at the balance sheet date.

The market equity index for the Stock Exchange, at the close of business of the nearest trading day in the year to the balance sheet date, and its highest and lowest points during the year were as follows:

	31 December 2007	High/low 2007	31 December 2006	High/low 2006
Hong Kong - Hang Seng Index	27,812	31,638/ 18,664	19,964	20,001/ 14,944

The following table demonstrates the sensitivity to every 5% change in the fair values of the equity investments, with all other variables held constant and before any impact on tax, based on their carrying amounts at the balance sheet date.

	Carrying amount of equity investments	Increase/ (decrease) in profit before tax	Increase/ (decrease) in equity
	HK$'000	*HK$'000*	*HK$'000*
2007			
Investments listed in Hong Kong			
- Held for trading	197,497	9,875/ (9,875)	9,875/ (9,875)
2006			
Investments listed in Hong Kong			
- Held for trading	153,881	7,694/ (7,694)	7,694/ (7,694)

Capital management

The primary objective of the Group's capital management is to safeguard the Group's ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholder value.

The Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Group may return capital to shareholders or issue new shares. The Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes during the years ended 31 December 2007 and 31 December 2006.

The Group monitors capital using a gearing ratio, which is the total borrowings divided by the total equity attributable to equity holders of the Company. The Group's policy is to maintain a low level of debt and a gearing ratio not higher than 20%. The total borrowings include interest-bearing bank and other borrowings, debentures and other loans. The gearing ratios as at the balance sheet dates were as follows:

Group

	2007	**2006**
	HK$'000	*HK$'000*
Interest-bearing bank and other borrowings	4,826	9,474
Debentures	6,132	7,856
Other loans	5,349	5,304
Total borrowings	16,307	22,634
Shareholder's equity	959,940	901,904
Gearing ratio	1.70%	2.51%

42. POST BALANCE SHEET EVENTS

On 22 January 2008, the Company announced that on 21 January 2008, e-Media (Asia) Limited, a wholly-owned subsidiary of the Company, entered into agreements with the minority shareholders to acquire an aggregate additional 40% interest in Kenmure Limited for a total consideration of HK$22,000,000.

Kenmure Limited is currently a 60%-owned subsidiary of the Company and owns the entire interest of the Fashion Business of the Group. The proposed acquisition will be communicated to the shareholders of the Company in a circular and is subject to independent shareholders' approval in accordance with the Listing Rules.

43. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 28 March 2008.

3. INDEBTEDNESS

Borrowings

As at the close of business on 29 February 2008, being the latest practicable date for the purpose of this statement of indebtedness of the Enlarged Group prior to the printing of the circular, the Enlarged Group had outstanding borrowings of approximately HK$21,185,000, details of which are set out below:

	HK$'000
Bank loans, unsecured	8,789
Finance lease payables	190
Debentures	6,857
Loans from a minority shareholder of a subsidiary, unsecured	5,349

Contingent liabilities and guarantees

As at the close of business on 29 February 2008, the Enlarged Group had the following significant contingent liabilities and guarantees:

(a) One of the telecommunications content providers of a subsidiary issued a letter through its solicitors in March 2002 claiming damages of US$1,500,000 (equivalent to HK$11,670,000) from that subsidiary in relation to changes of rates applied by that subsidiary for services delivered by the content provider. The claimant also disputed traffic volumes generated in the past and claimed to have been underpaid by at least US$2,736,000 (equivalent to HK$21,286,000). Management studied the allegations raised and sought legal advice on the subsidiary's legal rights and liabilities. Upon advice, the subsidiary sought to refute most of the allegations and made a counterclaim of approximately US$6,215,000 (equivalent to HK$48,353,000) in September 2002 for the return of sums advanced on account to the content provider due to uncollectibles, discrepancies arising on reconciliation of traffic volumes and other related items. Thereafter, there has been no communication in respect of the mentioned claims between the subsidiary and the content provider.

    In view of the above, management considers it unlikely that any loss will arise, and accordingly, no provision has been made in the financial statements.

(b) The Company had corporate guarantees executed as part of the security for general banking facilities granted to certain subsidiaries to the extent of HK$342,000.

(c) As at 29 February 2008, Kenmure Limited, a 60% owned subsidiary of the Group, had a guarantee given in favour of a bank to the extent of HK$6,000,000 in respect of bank lending facilities granted to another subsidiary of the Group. These facilities were utilised to the extent of HK$1,502,000 as at 29 February 2008 and were included in the above-mentioned "Bank loans, unsecured" of the Group of HK$8,789,000.

Disclaimer

Save as aforesaid, and apart from intra-group liabilities, and normal trade payables, the Group did not have any loan capital issued or agreed to be issued, bank overdrafts, loans, debt securities issued and outstanding, authorised or otherwise created but unissued term loans or other borrowings, indebtedness in nature of borrowings, liabilities under acceptances (other than trade bills) or acceptance credits, debentures, mortgages, charges, finance lease or hire purchase commitments, which are either guaranteed, unguaranteed, secured or unsecured, guarantees or other material contingent liabilities outstanding at the close of business on 29 February 2008.

4. WORKING CAPITAL

The Directors, after due and careful consideration and taking into account the available banking facilities and internal resources of the Enlarged Group, are of the opinion that upon Completion, the Enlarged Group has sufficient working capital for its present requirements for at least the next twelve months from the date of this circular.

5. MATERIAL ADVERSE CHANGE

Up to the Latest Practicable Date, the Directors confirm that there are no material adverse changes in the financial or trading position of the Group since 31 December 2007, the date to which the latest audited consolidated financial statements of the Group were made up.

6. FINANCIAL AND TRADING PROSPECT OF THE ENLARGED GROUP

VivaSha Club Resort, a resort under an associated company of the Group, has planned to cooperate with specialists to introduce spa facilities and specialty restaurants to the resort. The Group believes that such improvement will enhance the club membership sales of the resort and help to promote group tourist and corporate conference business of the Group.

The Group will put new efforts into Hong Kong Hilltop Country Club to expand its club membership base.

Hong Kong economy will continue to grow; the Group is confident about the future prospects of the retail fashion operation. The booming Chinese economy is creating a growing class of wealthy consumers with the desire for luxury goods. The Group is currently studying an expansion of the fashion retail network in China.

The Group continues to look for investment opportunities with good potential in order to enhance the Group's value and profitability. The Group's strong balance sheet and net cash position also provide the flexibility to capitalise on investment opportunities when the circumstance arises.

1. ACCOUNTANTS' REPORT ON KENMURE GROUP

The following is the text of a report, prepared for the purpose of incorporation in this circular, received from the reporting accountants of the Company, Ernst & Young, Certified Public Accountants, Hong Kong.

ERNST & YOUNG

18th Floor
Two International Finance Centre
8 Finance Street, Central
Hong Kong

14 April 2008

The Board of Directors
ENM Holdings Limited
Suite 1502, 15/F
Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong

Dear Sirs,

We set out below our report on the financial information of Kenmure Limited ("Kenmure") and its subsidiaries (hereinafter collectively referred to as the "Kenmure Group") for each of the three years ended 31 December 2005, 2006 and 2007 (the "Relevant Periods") for inclusion in the circular of ENM Holdings Limited (the "Company") dated 14 April 2008 (the "Circular") and issued in connection with the Company's proposed acquisition of an additional 40% interest in the issued share capital of Kenmure, an indirect subsidiary of the Company, whose 60% equity interest is currently held by the Company.

Kenmure was incorporated in Hong Kong with limited liability on 3 March 2003. The principal activity of Kenmure is investment holding and the principal activities of the subsidiaries of the Kenmure Group comprise the wholesale and retail of fashion wear and accessories.

At the date of this report, Kenmure had the following subsidiaries:

Name	Place of incorporation and operations	Nominal value of issued ordinary share capital	Percentage of equity attributable to Kenmure Direct	Percentage of equity attributable to Kenmure Indirect	Principal activities
The Swank Shop Limited	Hong Kong	HK$104,500,000	100	—	Retail and wholesale of fashion wear and accessories
Christabel Trading Company Limited	Hong Kong	HK$4,500,000	—	100	Inactive

The statutory financial statements of Kenmure and its subsidiaries for the Relevant Periods, which were prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs")(which include all Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA"), were audited by us in accordance with Hong Kong Standards on Auditing ("HKSAs") issued by the HKICPA.

For the purpose of this report, the directors of Kenmure have prepared the company and consolidated financial statements of Kenmure for the Relevant Periods (the "Financial Information") based on the audited financial statements of Kenmure and its subsidiaries with no adjustments and on the basis set out in Note 2.1 below. We have carried out independent audit procedures on the Financial Information in accordance with HKSAs and have carried out such additional procedures as we considered necessary in accordance with the Auditing Guideline 3.340 "Prospectuses and the Reporting Accountant" issued by the HKICPA.

The directors of Kenmure are responsible for the preparation and the true and fair presentation of the Financial Information in accordance with HKFRSs. In preparing the Financial Information which gives a true and fair view, it is fundamental that appropriate accounting policies are selected and applied consistently, and accounting estimates are made that are reasonable in the circumstances. It is our responsibility to form an independent opinion, based on our examination, on the Financial Information and to report our opinion solely to you.

In our opinion, the Financial Information together with the notes thereto give, for the purpose of this report, a true and fair view of the results and cash flows of the Kenmure Group for the Relevant Periods, and of the state of affairs of Kenmure and the Kenmure Group as at 31 December 2005, 2006 and 2007.

I. FINANCIAL INFORMATION

CONSOLIDATED INCOME STATEMENTS

		Year ended 31 December		
		2007	2006	2005
	Notes	*HK$*	*HK$*	*HK$*
REVENUE	4	214,168,334	174,710,277	195,467,100
Cost of sales		(105,469,305)	(92,643,609)	(103,092,761)
Gross profit		108,699,029	82,066,668	92,374,339
Other income and gains	4	10,861,110	8,406,224	11,873,356
Selling and distribution costs		(87,982,944)	(77,910,888)	(73,232,400)
Administrative expenses		(23,338,281)	(23,536,659)	(25,853,006)
Other operating income/(expenses), net		(103,731)	103,731	5,628,400
Finance costs	7	(948,455)	(718,322)	(606,898)
PROFIT/(LOSS) FOR THE YEAR	6	7,186,728	(11,589,246)	10,183,791
DIVIDENDS		Nil	Nil	Nil
EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF KENMURE	11			
Basic		0.13	(0.21)	0.19
Diluted		N/A	N/A	N/A

CONSOLIDATED BALANCE SHEETS

	Notes	As at 31 December 2007 HK$	2006 HK$	2005 HK$
NON-CURRENT ASSETS				
Property and equipment	12	7,423,718	21,325,920	18,284,134
Goodwill	13	23,086,016	23,086,016	23,086,016
Total non-current assets		30,509,734	44,411,936	41,370,150
CURRENT ASSETS				
Inventories	15	40,969,124	37,099,990	34,508,303
Trade receivables	16	3,295,729	3,759,784	2,918,766
Prepayments, deposits and other receivables	17	18,482,817	18,635,716	17,636,499
Derivative financial instruments	18	—	103,731	—
Cash and bank balances	19	24,950,509	10,032,359	17,789,737
Total current assets		87,698,179	69,631,580	72,853,305
CURRENT LIABILITIES				
Trade and bills payables	20	5,008,231	5,048,179	1,666,609
Other payables and accruals	21	11,081,168	9,415,999	8,263,968
Interest-bearing bank and other borrowings	22	4,711,843	9,268,147	3,978,693
Total current liabilities		20,801,242	23,732,325	13,909,270
NET CURRENT ASSETS		66,896,937	45,899,255	58,944,035
TOTAL ASSETS LESS CURRENT LIABILITIES		97,406,671	90,311,191	100,314,185
NON-CURRENT LIABILITIES				
Interest-bearing bank and other borrowings	22	114,044	205,292	296,540
Net assets		97,292,627	90,105,899	100,017,645
EQUITY				
Issued capital	24	55,000,000	55,000,000	55,000,000
Reserves	25(a)	42,292,627	35,105,899	45,017,645
Total equity		97,292,627	90,105,899	100,017,645

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Issued capital *HK$*	Share premium account *HK$*	Land and buildings revaluation reserve *HK$*	Retained profits *HK$*	Total *HK$*
At 1 January 2005	55,000,000	12,873,650	2,304,272	16,769,200	86,947,122
Surplus on revaluation	—	—	2,886,732	—	2,886,732
Total income recognised directly in equity	—	—	2,886,732	—	2,886,732
Profit for the year	—	—	—	10,183,791	10,183,791
At 31 December 2005 and 1 January 2006	55,000,000	12,873,650	5,191,004	26,952,991	100,017,645
Surplus on revaluation	—	—	1,677,500	—	1,677,500
Total income recognised directly in equity	—	—	1,677,500	—	1,677,500
Loss for the year	—	—	—	(11,589,246)	(11,589,246)
At 31 December 2006 and 1 January 2007	55,000,000	12,873,650	6,868,504	15,363,745	90,105,899
Disposal of land and buildings	—	—	(6,868,504)	6,868,504	—
Total income and expense recognised directly in equity	—	—	(6,868,504)	6,868,504	—
Profit for the year	—	—	—	7,186,728	7,186,728
At 31 December 2007	55,000,000	12,873,650*	—*	29,418,977*	97,292,627

* These reserve accounts comprise the consolidated reserves of HK$42,292,627, HK$35,105,899 and HK$45,017,645 in the consolidated balance sheets as at 31 December 2007, 2006 and 2005, respectively.

CONSOLIDATED CASH FLOW STATEMENTS

	Notes	Year ended 31 December 2007 HK$	2006 HK$	2005 HK$
CASH FLOWS FROM OPERATING ACTIVITIES				
Profit/(loss) for the year		7,186,728	(11,589,246)	10,183,791
Adjustments for:				
Finance costs	7	948,455	718,322	606,898
Depreciation	6	7,757,786	7,028,594	5,726,672
Interest income	4	(96,059)	(168,565)	(129,176)
Write-back of provision for loans to a then associate	6	—	—	(4,095,000)
Gain on disposal of items of property and equipment	4	(5,168,205)	—	(31,882)
Fair value loss/(gain) of a derivative instrument - a transaction not qualifying as a hedge	6	103,731	(103,731)	—
		10,732,436	(4,114,626)	12,261,303
Increase in inventories		(3,869,134)	(2,591,687)	(1,449,126)
Decrease/(increase) in trade receivables		464,055	(841,018)	3,283,909
Decrease/(increase) in prepayments, deposits and other receivables		152,899	(999,217)	(1,941,026)
Decrease in an amount due from a then associate		—	—	641,233
Increase/(decrease) in trade and bills payables		(39,948)	3,381,570	(825,874)
Increase/(decrease) in other payables and accruals		1,665,169	1,152,031	(7,209,448)
Net cash inflow/(outflow) from operating activities		9,105,477	(4,012,947)	4,760,971
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchases of items of property and equipment		(1,687,379)	(8,392,880)	(7,945,464)
Proceeds from disposal of items of property and equipment		13,000,000	—	32,580
Repayment of loans from a then associate		—	—	4,095,000
Interest received		96,059	168,565	129,176
Net cash inflow/(outflow) from investing activities		11,408,680	(8,224,315)	(3,688,708)

	Notes	Year ended 31 December 2007 HK$	2006 HK$	2005 HK$
CASH FLOWS FROM FINANCING ACTIVITIES				
New bank loans		55,153,634	42,840,190	39,408,813
Repayment of bank loans		(59,709,938)	(37,550,736)	(42,118,402)
Capital element of finance lease rental payments		(91,248)	(91,248)	(68,436)
Interest paid		(948,455)	(718,322)	(606,898)
Net cash inflow/(outflow) from financing activities		(5,596,007)	4,479,884	(3,384,923)
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		14,918,150	(7,757,378)	(2,312,660)
Cash and cash equivalents at beginning of year		10,032,359	17,789,737	20,102,397
CASH AND CASH EQUIVALENTS AT END OF YEAR		24,950,509	10,032,359	17,789,737
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS				
Cash and bank balances		24,950,509	10,032,359	17,789,737

BALANCE SHEETS

		As at 31 December		
		2007	**2006**	**2005**
	Notes	*HK$*	*HK$*	*HK$*
NON-CURRENT ASSETS				
Interests in subsidiaries	14	67,873,650	67,873,650	67,873,650
CURRENT LIABILITIES				
Other payables and accruals		90,000	80,000	40,000
Due to a subsidiary	14	654,488	571,783	529,078
Total current liabilities		744,488	651,783	569,078
Net assets		67,129,162	67,221,867	67,304,572
EQUITY				
Issued capital	24	55,000,000	55,000,000	55,000,000
Reserves	25(b)	12,129,162	12,221,867	12,304,572
Total equity		67,129,162	67,221,867	67,304,572

II. NOTES TO THE FINANCIAL INFORMATION

1. CORPORATE INFORMATION

Kenmure is a limited liability company incorporated in Hong Kong. Its registered office is located at Suite 1502, 15/F, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

During the Relevant Periods, the Kenmure Group was engaged in the wholesale and retail of fashion wear and accessories.

In the opinion of the directors of Kenmure, ENM Holdings Limited, a company incorporated and listed in Hong Kong, is Kenmure's ultimate holding company.

2.1 BASIS OF PRESENTATION

The Financial Information has been prepared in accordance with HKFRSs (which include all Hong Kong Financial Reporting Standards, HKASs and Interpretations) issued by the HKICPA, accounting principles generally accepted in Hong Kong and the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for land and buildings and derivative financial instruments which have been measured at fair value as further explained in note 2.3. The Financial Information is presented in Hong Kong dollars ("HK$").

Basis of consolidation

The Financial Information includes the financial statements of Kenmure and its subsidiaries for each of the years ended 31 December 2005, 2006 and 2007. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Kenmure Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Kenmure Group are eliminated on consolidation.

2.2 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Kenmure Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in the Financial Information.

HKFRS 2 Amendment	*Share-based Payment*[1]
HKFRS 8	*Operating Segments*[1]
HKAS 1 (Revised)	*Presentation of Financial Statements*[1]
HKAS 23 (Revised)	*Borrowing Costs*[1]
HK(IFRIC)-Int 11	HKFRS 2 - *Group and Treasury Share Transactions*[2]
HK(IFRIC)-Int 12	*Service Concession Arrangements*[4]
HK(IFRIC)-Int 13	*Customer Loyalty Programmes*[3]
HK(IFRIC)-Int 14	HKAS 19 - *The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*[4]
HKFRS 3 (Revised)	*Business Combination*[5]
HKAS 27 (Revised)	*Consolidated and Separate Financial Statements*[5]

[1] Effective for annual periods beginning on or after 1 January 2009
[2] Effective for annual periods beginning on or after 1 March 2007
[3] Effective for annual periods beginning on or after 1 July 2008
[4] Effective for annual periods beginning on or after 1 January 2008
[5] Effective for annual periods beginning on or after 1 July 2009

The amendment to HKFRS 2 restricts the definition of "vesting condition" to a condition that includes an explicit or implicit requirement to provide services. Any other conditions are non-vesting conditions, which have to be taken into account to determine the fair value of the equity instruments granted. In the case that the award does not vest as the result of a failure to meet a non-vesting condition that is within the control of either the entity or the counterparty, this must be accounted for as a cancellation. As the Kenmure Group has not entered into share-based payment schemes with non-vesting conditions attached, the amendment is not expected to have any financial impact on the Kenmure Group.

HKFRS 8, which will replace HKAS 14 *Segment Reporting*, specifies how an entity should report information about its operating segments, based on information about the components of the entity that is available to the chief operating decision maker for the purposes of allocating resources to the segments and assessing their performance. The standard also requires the disclosure of information about the products and services provided by the segments, the geographical areas in which the entity operates, and revenue from the entity's major customers. The Kenmure Group does not expect to and is not required to apply HKFRS 8 as the debt or equity instruments of Kenmure are not traded in a public market (a domestic or foreign stock exchange or an over-the-counter market, including local and regional markets) and Kenmure does not file, or is in the process of filing, its consolidated financial statements with a securities commission or any other regulatory organisation for the purpose of issuing any class of instruments in a public market.

HKAS 1 has been revised to separate owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, the standard introduces the statement of comprehensive income: it presents all items of income and expense recognised in profit or loss, together with all other items of recognised income and expense, either in one single statement, or in two linked statements. The Kenmure Group is still evaluating whether it will have one or two statements.

HKAS 23 has been revised to require capitalisation of borrowing costs when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. In accordance with the transitional provisions in the revised standard, the Kenmure Group shall apply the revised standard on a prospective basis to borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after 1 January 2009.

HK(IFRIC)-Int 11 requires arrangements whereby an employee is granted rights to the Kenmure Group's equity instruments, to be accounted for as an equity-settled scheme, even if the Kenmure Group acquires the instruments from another party, or the shareholders provide the equity instruments needed. HK(IFRIC)-Int 11 also addresses the accounting for share-based payment transactions involving two or more entities within the Kenmure Group. As the Kenmure Group currently has no such transactions, the interpretation is unlikely to have any financial impact on the Kenmure Group.

HK(IFRIC)-Int 12 requires an operator under public-to-private service concession arrangements to recognise the consideration received or receivable in exchange for the construction services as a financial asset and/or an intangible asset, based on the terms of the contractual arrangements. HK(IFRIC)-Int 12 also addresses how an operator shall apply existing HKFRSs to account for the obligations and the rights arising from service concession arrangements by which a government or a public sector entity grants a contract for the construction of infrastructure used to provide public services and/or for the supply of public services. As the Kenmure Group currently has no such arrangements, the interpretation is unlikely to have any financial impact on the Kenmure Group.

HK(IFRIC)-Int 13 requires that loyalty award credits granted to customers as part of a sales transaction are accounted for as a separate component of the sales transaction. The consideration received in the sales transaction is allocated between the loyalty award credits and the other components of the sale. The amount allocated to the loyalty award credits is determined by reference to their fair value and is deferred until the awards are redeemed or the liability is otherwise extinguished.

HK(IFRIC)-Int 14 addresses how to assess the limit under HKAS 19 *Employee Benefits*, on the amount of a refund or a reduction in future contributions in relation to a defined benefit scheme that can be recognised as an asset, in particular, when a minimum funding requirement exists.

As the Kenmure Group currently has no customer loyalty award credits and defined benefit scheme, HK(IFRIC)-Int 13 and HK(IFRIC)-Int 14 are not applicable to the Kenmure Group and therefore are unlikely to have any financial impact on the Kenmure Group.

HKFRS 3 has been revised to introduce a number of changes in the accounting for business combinations that will impact the amount of goodwill recognised, the reported results in the period that an acquisition occurs, and future reported results. HKAS 27 has been revised to require that a change in the ownership interest of a subsidiary is accounted for as an equity transaction. Therefore, such a change will have no impact on goodwill, nor will it give rise to a gain or loss. Furthermore, the amended standard changes the accounting for losses incurred by the subsidiary as well as the loss of control of a subsidiary. The changes introduced by the revisions to HKFRS 3 and HKAS 27 will be applied by the Kenmure Group prospectively as required under the revised standards and will affect future acquisitions and transactions of the Kenmure Group with any minority interests.

2.3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is an entity in which Kenmure, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors; or over which Kenmure has a contractual right to exercise a dominant influence with respect to that entity's financial and operating policies.

The results of subsidiaries are included in Kenmure's income statement to the extent of dividends received and receivable. Kenmure's interests in subsidiaries are stated at cost less any impairment losses.

Goodwill

Goodwill arising on the acquisition of subsidiaries represents the excess of the cost of the business combination over the Kenmure Group's interest in the net fair value of the acquirees' identifiable assets acquired, and liabilities and contingent liabilities assumed as at the date of acquisition.

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset, initially measured at cost and subsequently at cost less any accumulated impairment losses.

The carrying amount of goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Kenmure Group performs its annual impairment test of goodwill as at 31 December. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Kenmure Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Kenmure Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units) to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. An impairment loss recognised for goodwill is not reversed in a subsequent period.

Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

Impairment of non-financial assets other than goodwill

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, financial assets and goodwill), the asset's recoverable amount is estimated. An asset's recoverable amount is the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises in those expense categories consistent with the function of the impaired asset, unless the asset is carried at a revalued amount, in which case the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, but not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation) had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

Related parties

A party is considered to be related to the Kenmure Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Kenmure Group; (ii) has an interest in the Kenmure Group that gives it significant influence over the Kenmure Group; or (iii) has joint control over the Kenmure Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Kemure Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d);

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or

(g) the party is a post-employment benefit plan for the benefit of employees of the Kenmure Group, or of any entity that is a related party of the Kenmure Group.

Property and equipment and depreciation

Property and equipment are stated at cost or valuation less accumulated depreciation and any impairment losses. The cost of an item of property and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

Valuations are performed frequently enough to ensure that the fair value of a revalued asset does not differ materially from its carrying amount. Changes in the values of property and equipment are dealt with as movements in the asset revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on an individual asset basis, the excess of the deficit is charged to the income statement. Any subsequent revaluation surplus is credited to the income statement to the extent of the deficit previously charged. On disposal of a revalued asset, the relevant portion of the asset revaluation reserve realised in respect of previous valuations is transferred to retained profits/accumulated losses as a movement in reserves.

Depreciation is calculated on the straight-line basis to write off the cost or valuation of each item of property and equipment to its residual value over its estimated useful life:

Land and buildings *(note)*	Over the remaining lease terms
Furniture, fixtures and equipment	2 to 7 years
Motor vehicles	3 to 5 years

Note: These represent buildings situated on leasehold land whereby the fair values of the leasehold interests in land and buildings elements cannot be allocated reliably at the inception of the respective leases.

Where parts of an item of property and equipment have different useful lives, the cost or valuation of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Leases

Leases that transfer substantially all the rewards and risks of ownership of assets to the Kenmure Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in property and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the income statement so as to provide a constant periodic rate of charge over the lease terms.

Assets acquired through hire purchase contracts of a financing nature are accounted for as finance leases, but are depreciated over their estimated useful lives.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Kenmure Group is the lessor, assets leased by the Kenmure Group under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Kenmure Group is the lessee, rentals payable under the operating leases net of any incentives received from the lessor are charged to the income statement on the straight-line basis over the lease terms. Contingent rentals are charged to the income statement for the period in which they are incurred.

Financial assets

Trade and other receivables

Trade and other receivables are non-derivative financial assets within the scope of HKAS 39 with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognised at fair value (original invoiced amounts) and subsequently carried at amortised cost using the effective interest method less any allowance for impairment. Amortised cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs. Gains and losses are recognised in the income statement when the trade and other receivables are derecognised or impaired, as well as through the amortisation process.

If there is objective evidence (such as the probability of insolvency or significant financial difficulties of the debtor and significant changes in the technological, market economic or legal environment that have an adverse effect on the debtor) that an impairment loss on trade and other receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in the income statement. Trade and other receivables together with any associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realised or has been transferred to the Kenmure Group.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed by adjusting the allowance account. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Derecognition of financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;

- the Kenmure Group retains the rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or

- the Kenmure Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Kenmure Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Kenmure Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Kenmure Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Kenmure Group's continuing involvement is the amount of the transferred asset that the Kenmure Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Kenmure Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Financial liabilities at amortised cost (including interest-bearing loans and borrowings)

Financial liabilities including trade and bills payables, other payables and accruals, and interest-bearing loans and borrowings are initially stated at fair value less directly attributable transaction costs and are subsequently measured at amortised cost, using the effective interest method unless the effect of discounting would be immaterial, in which case they are stated at cost. The related interest expense is recognised within "finance costs" in the income statement.

Gains and losses are recognised in the income statement when the liabilities are derecognised as well as through the amortisation process.

Derecognition of financial liabilities

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in the income statement.

Derivative financial instruments and hedging

The Kenmure Group uses derivative financial instruments such as foreign exchange option contracts to hedge its risks associated with foreign currency fluctuations. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative.

Any gains or losses arising from changes in fair value on derivatives that do not qualify for hedge accounting are taken directly to the income statement.

The fair value of foreign exchange option contracts is determined by reference to current forward exchange rates for contracts with similar maturity profiles.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the actual basis and comprises invoiced value of purchases, and where applicable, freight, insurance and delivery charges. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to make the sale.

Cash and cash equivalents

For the purpose of the consolidated cash flow statements, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments that are readily convertible into known amounts of cash, are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Kenmure Group's cash management.

For the purpose of the balance sheets, cash and bank balances comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from goodwill or the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of taxable temporary differences associated with investments in subsidiaries and associates, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised, except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

- in respect of deductible temporary differences associated with investments in subsidiaries and associates, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on the tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Revenue recognition

Revenue is recognised when it is probable that the economic benefits will flow to the Kenmure Group and when the revenue can be measured reliably, on the following bases:

(a) from the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer, provided that the Kenmure Group maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(b) interest income, on an accrual basis using the effective interest method by applying the rate that discounts the estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset;

(c) rental income, on a time proportion basis over the lease terms, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Contingent rental is recognised in the income statement for the period in which it is earned;

(d) dividend income, when the shareholders' right to receive payment has been established; and

(e) from the provision of management services, when the relevant services have been rendered and the Kenmure Group's right to receive payment has been established.

Employee benefits

Pension schemes

The Kenmure Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to the income statement as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Kenmure Group in an independently administered fund. The Kenmure Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

In parallel with the MPF Scheme, the Kenmure Group also operates separate defined contribution retirement benefits schemes under the Occupational Retirement Schemes Ordinance for those employees who are eligible to participate. These separate schemes operate in a similar way to the MPF Scheme, except that when an employee leaves the schemes before his/her interest in the Kenmure Group's employer contributions vesting fully, the ongoing contributions payable by the Kenmure Group will be reduced by the relevant amount of the forfeited employer contributions.

Borrowing costs

Borrowing costs are recognised as expenses in the income statement in the period in which they are incurred.

Foreign currencies

This Financial Information is presented in Hong Kong dollars, which is Kenmure's functional and presentation currency. Each entity in the Kenmure Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to the income statement. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

The preparation of the Financial Information requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amounts of the assets or liabilities affected in the future.

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Impairment of goodwill

The key assumptions used for impairment assessment of goodwill are included in note 13 to the Financial Information.

Estimation of fair value of properties

In the absence of current prices in an active market for similar properties, the Kenmure Group considers information from a variety of sources, including:

(a) current prices in an active market for properties of a different nature, condition or location (or subject to different leases or other contracts), adjusted to reflect those differences;

(b) recent prices of similar properties on less active markets, with adjustments to reflect any changes in economic conditions since the date of the transactions that occurred at those prices; and

(c) discounted cash flow projections based on reliable estimates of future cash flows, supported by the terms of any existing lease and other contracts and (when possible) by external evidence such as current market rents for similar properties in the same location and condition, and using discount rates that reflect current market assessments of the uncertainty in the amount and timing of the cash flows.

The principal assumptions for the Kenmure Group's estimation of the fair value include those related to current market rents for similar properties in the same location and condition, appropriate discount rates, expected future market rents and future maintenance costs.

Write-down of inventories to net realisable value

Management reviews the aging analysis of inventories at each balance sheet date and makes provision for obsolete and slow-moving inventory items identified that are either expected to be sold below cost or no longer suitable for sale. This assessment process involves estimates. Management is satisfied that sufficient provision for obsolete and slow-moving inventories has been made as at the balance sheet dates.

4. REVENUE, OTHER INCOME AND GAINS

Revenue, which is also the Kenmure Group's turnover, represents the net invoiced value of goods sold, after allowances for returns and trade discounts.

An analysis of other income and gains is as follows:

	2007	2006	2005
	HK$	*HK$*	*HK$*
Sub-leasing rental income	—	—	528,997
Management fees	1,014,422	1,832,547	3,462,379
Exchange gains, net	4,026,314	6,035,975	6,911,381
Gain on disposal of items of property and equipment	5,168,205	—	31,882
Interest income	96,059	168,565	129,176
Others	556,110	369,137	809,541
	10,861,110	8,406,224	11,873,356

5. SEGMENT INFORMATION

No business or geographical segment information is presented as all revenue, expenses, assets and liabilities of the Kenmure Group for the Relevant Periods are related to wholesale and retail of fashion wear and accessories in Hong Kong.

6. PROFIT/(LOSS) FOR THE YEAR

The Kenmure Group's profit/(loss) is arrived at after charging/(crediting):

	2007	2006	2005
	HK$	*HK$*	*HK$*
Cost of inventories sold	105,469,305	92,643,609	103,092,761
Depreciation	7,757,786	7,028,594	5,726,672
Fair value loss/(gain) of a derivative instrument			
- a transaction not qualifying as a hedge	103,731	(103,731)	—
Operating lease payments for land and buildings:			
Minimum lease payments	41,949,874	34,583,369	32,449,887
Contingent rentals	3,182,241	1,853,532	2,877,076
Write-back of provision for loans to a then associate	—	—	(4,095,000)
Employee benefits expenses (excluding directors' remunerations (note 8)):			
Salaries, wages and other benefits	27,379,508	27,117,114	27,491,959
Pension scheme contributions under defined contribution schemes	1,090,872	1,109,823	1,088,333
Less: Forfeited contributions^	—	(48,063)	(40,429)
	28,470,380	28,178,874	28,539,863
Auditors' remuneration for audit services	500,000	490,000	360,000
Write-down of inventories to net realisable value	1,000,000	1,000,000	4,300,000

^ At 31 December 2007, 2006 and 2005, the Kenmure Group had no forfeited contributions available to reduce its contributions to the pension schemes in future years.

7. FINANCE COSTS

		Kenmure Group	
	2007	2006	2005
	HK$	*HK$*	*HK$*
Interest on bank loans wholly repayable within five years	934,763	704,630	596,629
Interest on a finance lease	13,692	13,692	10,269
	948,455	718,322	606,898

8. DIRECTORS' REMUNERATION

Directors' remuneration for the Relevant Periods, disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance, are as follows:

	Kenmure Group		
	2007	2006	2005
	HK$	*HK$*	*HK$*
Fees	—	—	—
Other emoluments:			
Salaries, allowances and benefits in kind	2,400,000	2,539,804	2,863,847
Pension scheme contributions	102,000	120,000	120,000
	2,502,000	2,659,804	2,983,847

9. TAX

No provision for Hong Kong profits tax has been made as Kenmure and its subsidiaries either did not generate any assessable profits for the Relevant Periods or have available tax losses brought forward from prior years to offset against any assessable profits generated during the Relevant Periods.

A reconciliation of the tax expense/(credit) applicable to profit/(loss) before tax using the Hong Kong statutory rate of 17.5% for the Relevant Periods to the tax expense at the effective tax rate is as follows:

	2007	2006	2005
	HK$	*HK$*	*HK$*
Profit/(loss) before tax	7,186,728	(11,589,246)	10,183,791
Tax charge/(credit) at the statutory rate of 17.5%	1,257,678	(2,028,118)	1,782,164
Income not subject to tax	(24,351)	(29,499)	(961,595)
Expenses not deductible for tax	46,329	36,654	30,577
Tax losses utilised from previous periods	(1,295,539)	—	(1,126,325)
Tax losses not recognised	—	2,025,550	—
Temporary differences not recognised	15,883	(4,587)	275,179
Tax charge at the Kenmure Group's effective rate	—	—	—

At the balance sheet date, net deferred tax assets in respect of tax losses and other temporary differences not recognised were as follows:

	2007	2006	2005
	HK$	*HK$*	*HK$*
Tax losses	22,009,809	23,305,349	21,370,450
Others	981,144	(765,702)	(926,002)
	22,990,953	22,539,647	20,444,448

Deferred tax assets have not been recognised in respect of the above items as the directors consider that the availability of further taxable profits of the relevant subsidiaries is unpredictable. As at 31 December 2007, 2006 and 2005, the Kenmure Group had tax losses arising in Hong Kong of approximately HK$125,770,000, HK$133,173,000 and HK$122,117,000, respectively, which are available indefinitely for offsetting against the future taxable profits of the relevant subsidiaries.

10. PROFIT/(LOSS) FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF KENMURE

The consolidated profit/(loss) attributable to equity holders of Kenmure for each of the years ended 31 December 2007, 2006 and 2005 include a loss of HK$92,705, HK$82,705 and HK$52,665, respectively, which has been dealt with in the financial statements of Kenmure (note 25(b)).

11. EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF KENMURE

The calculations of basic earnings per share amounts for the years ended 31 December 2007 and 2005 were based on the profit attributable to ordinary share holders of Kenmure of HK$7,186,728 and HK$10,183,791, respectively, and the weighted average number of ordinary shares in issue during these years of 55,000,000.

The calculation of basic loss per share amount for the year ended 31 December 2006 was based on the loss attributable to ordinary share holders of Kenmure of HK$11,589,246 and the weighted average number of ordinary shares in issue during the year of 55,000,000.

Diluted earnings/(loss) per share amounts for the years ended 31 December 2007, 2006 and 2005 have not been disclosed as there were no diluting events during these years.

12. PROPERTY AND EQUIPMENT

Kenmure Group

	Land and buildings *HK$*	Furniture, fixtures and equipment *HK$*	Motor vehicles *HK$*	Total *HK$*
Cost or valuation:				
At 1 January 2005	6,200,000	23,795,505	1,408,024	31,403,529
Additions	—	7,936,188	465,500	8,401,688
Surplus on revaluation	2,886,732	—	—	2,886,732
Elimination of accumulated depreciation	(586,732)	—	—	(586,732)
Disposals	—	(2,318,037)	(1,155,850)	(3,473,887)
At 31 December 2005 and 1 January 2006	8,500,000	29,413,656	717,674	38,631,330
Additions	—	8,392,880	—	8,392,880
Surplus on revaluation	1,677,500	—	—	1,677,500
Elimination of accumulated depreciation	(977,500)	—	—	(977,500)
Disposals	—	(5,332,926)	—	(5,332,926)
At 31 December 2006 and 1 January 2007	9,200,000	32,473,610	717,674	42,391,284
Additions	—	1,687,379	—	1,687,379
Disposals	(9,200,000)	(7,947,095)	—	(17,147,095)
At 31 December 2007	—	26,213,894	717,674	26,931,568
Accumulated depreciation:				
At 1 January 2005	—	17,343,872	1,336,573	18,680,445
Depreciation provided during the year	586,732	5,058,472	81,468	5,726,672
Write-back on revaluation	(586,732)	—	—	(586,732)
Disposals	—	(2,317,339)	(1,155,850)	(3,473,189)
At 31 December 2005 and 1 January 2006	—	20,085,005	262,191	20,347,196
Depreciation provided during the year	977,500	5,936,979	114,115	7,028,594
Write-back on revaluation	(977,500)	—	—	(977,500)
Disposals	—	(5,332,926)	—	(5,332,926)
At 31 December 2006 and 1 January 2007	—	20,689,058	376,306	21,065,364
Depreciation provided during the year	1,368,205	6,296,481	93,100	7,757,786
Disposals	(1,368,205)	(7,947,095)	—	(9,315,300)
At 31 December 2007	—	19,038,444	469,406	19,507,850
Net book value:				
At 31 December 2005	8,500,000	9,328,651	455,483	18,284,134
At 31 December 2006	9,200,000	11,784,552	341,368	21,325,920
At 31 December 2007	—	7,175,450	248,268	7,423,718

Kenmure Group

	Land and buildings HK$	Furniture, fixtures and equipment HK$	Motor vehicles HK$	Total HK$
Analysis of cost or valuation:				
At cost	—	29,413,656	717,674	30,131,330
At 31 December 2005 valuation	8,500,000	—	—	8,500,000
	8,500,000	29,413,656	717,674	38,631,330
Analysis of cost or valuation:				
At cost	—	32,473,610	717,674	33,191,284
At 31 December 2006 valuation	9,200,000	—	—	9,200,000
	9,200,000	32,473,610	717,674	42,391,284
Analysis of cost or valuation:				
At cost	—	26,213,894	717,674	26,931,568
At 31 December 2007 valuation	—	—	—	—
	—	26,213,894	717,674	26,931,568

The land and buildings of the Kenmure Group were revalued at 31 December 2006 and 2005 by an independent professionally qualified valuer, Vigers Appraisal & Consulting Limited, at open market value, based on their existing use and were held under medium leases terms. During the year ended 31 December 2007, the Kenmure Group disposed the land and buildings to an independent third party for a cash consideration of HK$13,000,000.

The net book values of a motor vehicle held under a finance lease included in the total amounts of the Kenmure Group's motor vehicles at 31 December 2007, 2006 and 2005 were HK$248,268, HK$341,368 and HK$434,467, respectively.

13. GOODWILL

At 1 January 2005, 31 December 2005, 1 January 2006, 31 December 2006, 1 January 2007 and 31 December 2007, the cost and net carrying amount of goodwill capitalised as an asset in the consolidated balance sheet of the Kenmure Group, which arose from the acquisition of subsidiaries, was HK$23,086,016.

Impairment testing of goodwill

Goodwill of a carrying amount of HK$23,086,016 as at 31 December 2007, 2006 and 2005 relates to the Kenmure Group's wholesale and retail of fashion wear and accessories business (the "Fashion Business").

The recoverable amount of the Kenmure Group's Fashion Business has been determined based on a value in use calculation, using cash flow projections based on financial budgets approved by management covering a 15-year period. Assumptions have been made by management that the cash flows from the Kenmure Group's Fashion Business will continue beyond at least the forecast period in view of management's long term experience in running the business. The discount rate applied to cash flow projections is 7.5%.

The annual growth rate used to extrapolate the cash flows for the Kenmure Group's Fashion Business during the forecast period is 6% based on the assumptions that there will be no significant economic downturn throughout the period, taking into account of the market competition and the continuous growth in market demand for upscale fashion wear and accessories.

Management has considered the assumptions used in the cash flow projections, taking into account the business expansion plan going forward, which includes the strategic expansion in Hong Kong and other cities in China, and believes that there is no impairment in the goodwill related to the Fashion Business. Management believes that any reasonably foreseeable change in any of the key assumptions would not cause the carrying amount of the goodwill to exceed its recoverable amount.

14. INTERESTS IN SUBSIDIARIES

		Kenmure	
	2007	**2006**	**2005**
	HK$	*HK$*	*HK$*
Unlisted shares, at cost	39,500,000	39,500,000	39,500,000
Loan to a subsidiary	28,373,650	28,373,650	28,373,650
	67,873,650	67,873,650	67,873,650

The Kenmure Group's loan to a subsidiary is unsecured, interest-free and not due for settlement within one year. The amount due to a subsidiary is unsecured, interest-free and has no fixed terms of repayment.

The carrying amounts of all balances with subsidiaries approximate to their fair values.

Particulars of the subsidiaries are as follows:

Name	Place of incorporation and operations	Nominal value of issued ordinary share capital	Percentage of equity attributable to Kenmure Direct	Indirect	Principal activities
The Swank Shop Limited	Hong Kong	HK$104,500,000	100	—	Retail and wholesale of fashion wear and accessories
Christabel Trading Company Limited	Hong Kong	HK$4,500,000	—	100	Inactive

15 INVENTORIES

At 31 December 2005, 2006 and 2007, the Kenmure Group's inventories represented finished goods.

16 TRADE RECEIVABLES

	Kenmure Group		
	2007	2006	2005
	HK$	*HK$*	*HK$*
Trade receivables	4,692,190	5,156,245	4,315,227
Impairment	(1,396,461)	(1,396,461)	(1,396,461)
	3,295,729	3,759,784	2,918,766

The Kenmure Group maintains a defined credit policy for its trade customers and the credit period is generally less than three months. The financial strength of and the length of business relationship with the customers, on an individual basis, are considered in arriving at the respective credit terms. Overdue balances are reviewed regularly by management.

An aged analysis of the trade receivables as at the balance sheet dates, based on the invoice date and net of provisions, is as follows:

	Kenmure Group		
	2007	2006	2005
	HK$	*HK$*	*HK$*
Within 1 month	3,257,708	3,759,784	2,703,677
2 to 3 months	38,021	—	16,000
Over 3 months	—	—	199,089
	3,295,729	3,759,784	2,918,766

In the years ended 31 December 2007 and 2006, there was no movement in provision for impairment of trade receivables. In the year ended 31 December 2005, provision for impairment of trade receivables decreased from HK$1,546,444 as at 1 January 2005 to HK$1,396,461 as at 31 December 2005 following a reversal of impairment of HK$149,983 during that year.

Included in the impairment of trade receivables was a full provision for individually impaired trade receivables of HK$1,396,461 with carrying amount of HK$1,396,461 as at 31 December 2007, 2006 and 2005. The individually impaired trade receivables relate to a customer that has been in default for a prolonged period and there is significant uncertainly over the recovery of the receivables. The Kenmure Group does not hold any collateral or other credit enhancements over these balances.

The aged analysis of the trade receivables that are neither individually nor collectively considered to be impaired is as follows:

	Kenmure Group		
	2007	2006	2005
	HK$	*HK$*	*HK$*
Neither past due nor impaired	3,289,303	3,759,784	2,719,677
Less than 1 month past due	6,426	—	—
Over 1 month past due	—	—	199,089
	3,295,729	3,759,784	2,918,766

Receivables that were neither past due nor impaired relate to a number of debtors for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Kenmure Group. Based on past experience, the directors of the Kenmure Group are of the opinion that no provision for impairment is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Kenmure Group does not hold any collateral or other credit enhancements over these balances.

The carrying amounts of trade receivables approximate to their fair values.

17. PREPAYMENTS, DEPOSITS AND OTHER RECEIVABLES

	Kenmure Group		
	2007	2006	2005
	HK$	*HK$*	*HK$*
Deposits	17,320,951	17,136,549	16,664,920
Prepayment and other receivables	1,161,866	1,499,167	971,579
	18,482,817	18,635,716	17,636,499

None of the above assets is either past due or impaired. The financial assets included in the above balances relate to receivables for which there was no recent history of default and their carrying amounts approximate to their fair values.

18. DERIVATIVE FINANCIAL INSTRUMENTS

The foreign exchange option contract held by the Kenmure Group as at 31 December 2006 was carried at its fair value of HK$103,731.

The foreign exchange option contract was entered into by the Kenmure Group to manage its exchange rate exposure and did not meet the criteria for hedge accounting. The fair value loss of the foreign exchange option contract for the year ended 31 December 2007 and up to its expiry amounted to HK$103,731 and was charged to the income statement for the year. During the year ended 31 December 2006, the fair value gain of the foreign exchange option of HK$103,731 was credited to the income statement for that year.

The Kenmure Group had no outstanding foreign exchange option contracts as at 31 December 2005 and 2007.

19. CASH AND BANK BALANCES

Cash at banks earns interest at floating rates based on daily bank deposit rates. No bank balances are pledged or restricted for use.

The carrying amounts of cash and bank balances approximate to their fair values.

20. TRADE AND BILLS PAYABLES

An aged analysis of the trade and bills payables as at the balance sheet dates, based on the invoice date, is as follows:

	Kenmure Group		
	2007	2006	2005
	HK$	*HK$*	*HK$*
Within 1 month	4,179,304	5,046,829	1,665,259
2 to 3 months	273,262	—	—
Over 3 months	555,665	1,350	1,350
	5,008,231	5,048,179	1,666,609

All trade and bills payables of the Kenmure Group are unsecured, interest-free and repayable within three months or on demand. The carrying amounts of trade and bills payables approximate to their fair values.

21. OTHER PAYABLES AND ACCRUALS

	Kenmure Group		
	2007	2006	2005
	HK$	*HK$*	*HK$*
Other payables	9,255,425	7,425,930	6,788,615
Accruals	1,825,743	1,990,069	1,475,353
	11,081,168	9,415,999	8,263,968

All other payables and accruals of the Kenmure Group are unsecured, interest-free and repayable within three months or on demand. The carrying amounts of the financial liabilities included in the above balances approximate to their fair values.

22. INTEREST-BEARING BANK AND OTHER BORROWINGS

	2007			2006			2005		
Kenmure Group	Effective interest rate (%)	Maturity	HK$	Effective interest rate (%)	Maturity	HK$	Effective interest rate (%)	Maturity	HK$
Current									
Finance lease payables *(note 23)*	3	2008	91,248	3	2007	91,248	3	2006	91,248
Bank loans — unsecured	7 to 8	2008	4,620,595	7.75 to 8	2007	9,176,899	7 to 8	2006	3,887,445
			4,711,843			9,268,147			3,978,693
Non-current									
Finance lease payables *(note 23)*	3	2009 - 2010	114,044	3	2008 - 2010	205,292	3	2007 - 2010	296,540
			4,825,887			9,473,439			4,275,233

Other than the fixed interest rate of 3% for the finance lease arrangement, all interest-bearing borrowings of the Kenmure Group bear interest at floating rates. All interest-bearing bank and other borrowings of the Kenmure Group are denominated in Hong Kong dollars.

The carrying amounts of the Kenmure Group's current borrowings approximate to their fair values. The fair values of the Kenmure Group's non-current finance lease payables with carrying amounts of HK$114,044, HK$205,292 and HK$296,540 as at 31 December 2007, 2006 and 2005 were HK$119,344, HK$218,260 and HK$270,251, respectively, and were calculated by discounting the expected future cash flows at the prevailing market interest rate.

23. FINANCE LEASE PAYABLES

The Kenmure Group leases a motor vehicle under a finance lease arrangement with a remaining lease term of two years and three months as at 31 December 2007.

At the balance sheet dates, the Kenmure Group's total future minimum lease payments under the finance lease and their present values were as follows:

Kenmure Group	Minimum lease payments			Present values of minimum lease payments		
	2007	2006	2005	2007	2006	2005
	HK$	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*
Amounts payable:						
Within one year	104,940	104,940	104,940	91,248	91,248	91,248
In the second year	104,940	104,940	104,940	91,236	91,248	91,248
In the third to fifth years, inclusive	26,235	131,175	236,115	22,808	114,044	205,292
Total minimum finance lease payments	236,115	341,055	445,995	205,292	296,540	387,788
Future finance charges	(30,823)	(44,515)	(58,207)			
Total net finance lease payables	205,292	296,540	387,788			
Portion classified as current liabilities (note 22)	(91,248)	(91,248)	(91,248)			
Non-current portion (note 22)	114,044	205,292	296,540			

24. SHARE CAPITAL

	2007	2006	2005
	HK$	*HK$*	*HK$*
Authorised:			
100,000,000 ordinary shares of HK$1 each	100,000,000	100,000,000	100,000,000
Issued and fully paid:			
55,000,000 ordinary shares of HK$1 each	55,000,000	55,000,000	55,000,000

25. RESERVES

(a) Kenmure Group

The amounts of the Kenmure Group's reserves and the movements therein for the Relevant Periods are presented in the consolidated statements of changes in equity on page 93.

(b) **Kenmure**

	Share premium account *HK$*	Accumulated losses *HK$*	Total *HK$*
At 1 January 2005	12,873,650	(516,413)	12,357,237
Loss for the year	—	(52,665)	(52,665)
At 31 December 2005 and 1 January 2006	12,873,650	(569,078)	12,304,572
Loss for the year	—	(82,705)	(82,705)
At 31 December 2006 and 1 January 2007	12,873,650	(651,783)	12,221,867
Loss for the year	—	(92,705)	(92,705)
At 31 December 2007	12,873,650	(744,488)	12,129,162

26. MAJOR NON-CASH TRANSACTIONS

In the year ended 31 December 2005, the Kenmure Group entered into a finance lease arrangement in respect of a motor vehicle with a total capital value at the inception of the lease of HK$456,224.

27. CONTINGENT LIABILITIES

At 31 December 2007, 2006 and 2005, Kenmure had a guarantee given in favour of a bank to the extent of HK$6,000,000 in respect of banking facilities granted to a subsidiary. These facilities were utilised to the extent of HK$240,449 and HK$1,027,207 as at 31 December 2007 and 2006, respectively. None of these facilities was utilised as at 31 December 2005.

28. OPERATING LEASE ARRANGEMENTS

The Kenmure Group leases certain of its properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from one to four years.

At the balance sheet dates, the Kenmure Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	2007 *HK$*	2006 *HK$*	2005 *HK$*
Within one year	35,833,049	37,806,569	31,663,933
In the second to fifth years, inclusive	37,116,237	51,574,568	32,481,667
	72,949,286	89,381,137	64,145,600

29. RELATED PARTY TRANSACTIONS

(a) In addition to the transactions and balances detailed elsewhere in the Financial Information, the Kenmure Group had the following material transactions with related parties during the Relevant Periods:

	Notes	2007 HK$	2006 HK$	2005 HK$
Management fee income from a then associate	(i)	—	—	1,546,955
Management fee paid to the ultimate holding company	(ii)	—	—	720,000
Consultancy fees paid to a company in which the spouse of a director of Kenmure has a controlling interest	(iii)	—	—	708,000
Interest income on loans to a then associate	(iv)	—	—	84,423

Notes:

(i) The management fee income received from a then associate arose from the Kenmure Group's provision of shop management services to the then associate in accordance with the agreement between the Kenmure Group and the then associate.

(ii) The management fee was charged to the Kenmure Group at HK$120,000 per month from 1 January 2005 to 30 June 2005 as agreed between the Kenmure Group and the ultimate holding company.

(iii) The consultancy services provided to a subsidiary of Kenmure were charged at HK$118,000 per month from 1 January 2005 to 30 June 2005 in accordance with the agreement between the subsidiary and the related company.

(iv) The interest was charged at a rate of 2.5% per annum on a loan to the then associate which had been fully repaid during the year ended 31 December 2005.

(b) Compensation of key management personnel of the Kenmure Group:

	2007 HK$	2006 HK$	2005 HK$
Short term employee benefits	4,300,398	5,403,014	5,949,323
Post-employment benefits	159,695	217,715	224,315
Total compensation paid to key management personnel	4,460,093	5,620,729	6,173,638

Further details of directors' emoluments are included in note 8 to the Financial Information.

30. FINANCIAL INSTRUMENTS BY CATEGORY

The carrying amounts of each of the categories of financial instruments as at the balance sheet dates are as follows:

2007 — Kenmure Group

Financial assets

	Loans and receivables *HK$*
Trade receivables	3,295,729
Financial assets included in prepayments, deposits and other receivables	17,320,951
Cash and bank balances	24,950,509
	45,567,189

Financial liabilities

	Financial liabilities at amortised cost *HK$*
Trade and bills payables	5,008,231
Financial liabilities included in other payables and accruals	9,255,425
Interest-bearing bank and other borrowings	4,825,887
	19,089,543

2006 — Kenmure Group

Financial assets

	Financial assets at fair value through profit or loss - held for trading	Loans and receivables	Total
	HK$	*HK$*	*HK$*
Trade receivables	—	3,759,784	3,759,784
Financial assets included in prepayments, deposits and other receivables	—	17,136,549	17,136,549
Derivative financial instruments	103,731	—	103,731
Cash and bank balances	—	10,032,359	10,032,359
	103,731	30,928,692	31,032,423

Financial liabilities

	Financial liabilities at amortised cost
	HK$
Trade and bills payables	5,048,179
Financial liabilities included in other payables and accruals	7,425,930
Interest-bearing bank and other borrowings	9,473,439
	21,947,548

2005 — Kenmure Group

Financial assets

	Loans and receivables
	HK$
Trade receivables	2,918,766
Financial assets included in prepayments, deposits and other receivables	16,927,569
Cash and bank balances	17,789,737
	37,636,072

2005 — Kenmure Group

Financial liabilities

	Financial liabilities at amortised cost
	HK$
Trade and bills payables	1,666,609
Financial liabilities included in other payables and accruals	6,788,615
Interest-bearing bank and other borrowings	4,275,233
	12,730,457

The carrying amounts of each of the categories of financial instruments as at the balance sheet dates are as follows:

Kenmure

Financial assets	Loans and receivables		
	2007	2006	2005
	HK$	*HK$*	*HK$*
Interests in subsidiaries	28,373,650	28,373,650	28,373,650

Financial liabilities	Financial liabilities at amortised cost		
	2007	2006	2005
	HK$	*HK$*	*HK$*
Financial liabilities included in other payables and accruals	90,000	80,000	40,000
Due to a subsidiary	654,488	571,783	529,078
	744,488	651,783	569,078

31. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Kenmure Group has interest-bearing bank and other borrowings for financing its operations and has various other financial assets and liabilities such as trade receivables and trade and bills payables, which arise directly from its operations. The main risks arising from these financial instruments of the Kenmure Group are interest rate risk, foreign currency risk, credit risk and liquidity risk.

The Kenmure Group's risk management strategy aims to minimise the adverse effects of financial risks on the financial performance of the Kenmure Group and the board reviews and agrees policies, as summarised below, for managing each of these risks. It is the Kenmure Group's policy that financial instruments are not held or sold for speculative purposes.

Interest rate risk

The Kenmure Group's exposure to the risk of changes in market interest rates relates primarily to the Kenmure Group's short term interest-bearing bank borrowings with floating interest rates.

The Kenmure Group's policy to manage its interest rate risk is to reduce or maintain its current level of interest-bearing borrowings. As the Kenmure Group is not expected to significantly increase its level of interest-bearing borrowings, it has not used any interest rate swaps to hedge its exposure to interest rate risk.

The following table demonstrates the sensitivity to a reasonably possible change in interest rates, with all other variables held constant, of the Kenmure Group's profit or loss (through the impact on floating rate borrowings) and the Kenmure Group's equity.

Kenmure Group

	Increase/ (decrease) in basis points	Increase/ (decrease) in profit/ decrease/ (increase) in loss	Increase/ (decrease) in equity
		HK$	*HK$*
2007			
Hong Kong dollar	50	(3,330)	(3,330)
Hong Kong dollar	(50)	3,330	3,330
2006			
Hong Kong dollar	50	(6,984)	(6,984)
Hong Kong dollar	(50)	6,984	6,984
2005			
Hong Kong dollar	50	(2,945)	(2,945)
Hong Kong dollar	(50)	2,945	2,945

Foreign currency risk

The Kenmure Group has transactional currency exposures. Such exposures arise from purchases in currencies other than the Kenmure Group's functional currency. Approximately 99%, 97% and 98% of the Kenmure Group's purchases for the years ended 31 December 2007, 2006 and 2005, respectively, are denominated in currencies other than the functional currency of the Kenmure Group.

The Kenmure Group from time to time uses foreign exchange option contracts to partially manage foreign currency risk exposures and will continue to monitor such exposures and market conditions to determine if any other hedging arrangements are required in the future.

The following table demonstrates the sensitivity at the balance sheet dates to a reasonably possible change in the US$ and Euro exchange rates, with all other variables held constant, of the Kenmure Group's profit or loss (due to changes in the fair value of monetary assets and liabilities) and the Kenmure Group's equity.

	Increase/ (decrease) in US$/Euro rate	Increase/ (decrease) in profit/ decrease/ (increase) in loss	Increase/ (decrease) in equity
	%	*HK$*	*HK$*
2007			
If Hong Kong dollar weakens against Euro	5%	(169,285)	(169,285)
If Hong Kong dollar strengthens against Euro	(5%)	169,285	169,285
If Hong Kong dollar weakens against US$	5%	(36,528)	(36,528)
If Hong Kong dollar strengthens against US$	(5%)	36,528	36,528
2006			
If Hong Kong dollar weakens against Euro	5%	(201,222)	(201,222)
If Hong Kong dollar strengthens against Euro	(5%)	201,222	201,222
If Hong Kong dollar weakens against US$	5%	(5,741)	(5,741)
If Hong Kong dollar strengthens against US$	(5%)	5,741	5,741
2005			
If Hong Kong dollar weakens against Euro	5%	(27,042)	(27,042)
If Hong Kong dollar strengthens against Euro	(5%)	27,042	27,042
If Hong Kong dollar weakens against US$	5%	(7,388)	(7,388)
If Hong Kong dollar strengthens against US$	(5%)	7,388	7,388

Credit risk

The Kenmure Group trades on credit terms only with recognised and creditworthy third parties. Receivable balances are monitored on an ongoing basis and the Kenmure Group's exposure to bad debt is not significant.

The credit risk of the Kenmure Group's other financial assets, which comprise bank balances, deposits and other receivables, arises from default of the counterparty, with a maximum exposure equal to the amounts of these instruments.

Since the Kenmure Group trades only with recognised and creditworthy third parties, there is no requirement for collateral. As the Kenmure Group's trade receivables relate to diversified debtors, there is no significant concentrations of credit risk within the Kenmure Group.

Further quantitative data in respect of the Kenmure Group's exposure to credit risk arising from trade receivables are disclosed in note 16 to the Financial Information.

Liquidity risk

The Kenmure Group monitors its risk to a shortage of funds using a recurring liquidity planning tool. This tool considers the maturity of both its financial instruments and financial assets (e.g., trade receivables) and projected cash flows from operations.

The Kenmure Group's objective is to maintain a balance between continuity of funding and flexibility through the use of interest-bearing bank and other borrowings.

The maturity profile of the Kenmure Group's financial liabilities as at the balance sheet dates, based on the contracted undiscounted payments, was as follows:

Kenmure Group

	2007			
	Within 1 year or on demand *HK$*	**More than 1 year but less than 2 years** *HK$*	**More than 2 years but less than 5 years** *HK$*	**Total** *HK$*
Trade and bills payables	5,008,231	—	—	5,008,231
Financial liabilities included in other payables and accruals	9,255,425	—	—	9,255,425
Interest-bearing bank and other borrowings	4,711,843	91,236	22,808	4,825,887
	18,975,499	91,236	22,808	19,089,543

Kenmure Group

	2006			
	Within 1 year or on demand *HK$*	**More than 1 year but less than 2 years** *HK$*	**More than 2 years but less than 5 years** *HK$*	**Total** *HK$*
Trade and bills payables	5,048,179	—	—	5,048,179
Financial liabilities included in other payables and accruals	7,425,930	—	—	7,425,930
Interest-bearing bank and other borrowings	9,268,147	91,248	114,044	9,473,439
	21,742,256	91,248	114,044	21,947,548

Kenmure Group

	2005			
	Within 1 year or on demand *HK$*	**More than 1 year but less than 2 years** *HK$*	**More than 2 years but less than 5 years** *HK$*	**Total** *HK$*
Trade and bills payables	1,666,609	—	—	1,666,609
Financial liabilities included in other payables and accruals	6,788,615	—	—	6,788,615
Interest-bearing bank and other borrowings	3,978,693	91,248	205,292	4,275,233
	12,433,917	91,248	205,292	12,730,457

The maturity profile of Kenmure's financial liabilities as at the balance sheet dates, based on the contracted undiscounted payments, was as follows:

Kenmure	2007 Within 1 year or on demand *HK$*	2006 Within 1 year or on demand *HK$*	2005 Within 1 year or on demand *HK$*
Financial liabilities included in other payables and accruals	90,000	80,000	40,000
Due to a subsidiary	654,488	571,783	529,078
	744,488	651,783	569,078

Capital management

The primary objective of the Kenmure Group's capital management is to safeguard the Kenmure Group's ability to continue as a going concern and to maintain healthy capital ratios in order to support its business and maximise shareholder value.

The Kenmure Group manages its capital structure and makes adjustments to it, in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Kenmure Group may return capital to shareholders or issue new shares. The Kenmure Group is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes during the Relevant Periods.

The Kenmure Group monitors capital using a gearing ratio, which is total borrowings divided by total equity attributable to equity holders of the Kenmure Group. The Kenmure Group's policy is to maintain a low level of debt and a gearing ratio not higher than 20%. The total borrowings include interest-bearing bank and other borrowings. The gearing ratios as at the balance sheet dates were as follows:

	2007 *HK$*	2006 *HK$*	2005 *HK$*
Interest-bearing bank and other borrowings	4,825,887	9,473,439	4,275,233
Shareholders' equity	97,292,627	90,105,899	100,017,645
Gearing ratio	5.0%	10.5%	4.3%

32. POST BALANCE SHEET EVENTS

On 22 January 2008, the Company announced that on 21 January 2008, e-Media (Asia) Limited, the Company's wholly-owned subsidiary and Kenmure's immediate holding company, entered into agreements to acquire an aggregate additional 40% interest in Kenmure for a total consideration of HK$22,000,000.

33. SUBSEQUENT FINANCIAL STATEMENTS

No audited financial statements have been prepared by the Kenmure Group in respect of any period subsequent to 31 December 2007.

Yours faithfully,
Ernst & Young
Certified Public Accountants
Hong Kong

2. MANAGEMENT DISCUSSION & ANALYSIS OF KENMURE GROUP

The following is the management discussion and analysis of Kenmure Group for the three years ended 31 December 2007.

FOR THE YEAR ENDED 31 DECEMBER 2007

Financial Review

For the year ended 31 December 2007, the Kenmure Group reported a turnover of HK$214,168,000 which represents an increase of 23% compared to 2006. Consolidated profit for the year amounted to HK$7,187,000 as compared to a consolidated loss of HK$11,589,000 for 2006.

Liquidity and Financial Position

At 31 December 2007, the Kenmure Group was in a solid financial position with cash and deposit holdings of HK$24,951,000. At 31 December 2007, total borrowings stood at HK$4,826,000 with HK$4,712,000 of repayments falling due within one year. The Kenmure Group's gearing ratio (a comparison of total borrowings with total equity attributable to equity holders of the Kenmure Group) was 5% at the year end date. The current ratio as at 31 December 2007 was 4.2 times.

At 31 December 2007, the Kenmure Group's borrowings and bank balances were primarily denominated in Hong Kong dollars. Exchange differences were reflected in the audited financial statements. Other than the fixed interest rate of 3% for the finance lease arrangement, all borrowings of the Kenmure Group are on a floating rate basis. The Kenmure Group's imported purchases are mainly denominated in Euros. The Kenmure Group will from time to time review its foreign exchange position and market conditions to determine if any hedging is required.

Business Review

Swank produced encouraging results in 2007 with turnover of HK$214,168,000, up 23% from the previous year.

The bullish economy, tighter management control and more focused merchandising program all contributed to this performance.

Gross profit margin increased by 4 percentage point from 47% to 51%. Although shop occupancy costs increased by 25% from the previous year, overall shop expenses reduced to 41% on turnover as compared with 45% in 2006. Head office expenses also improved to 10% on sales as opposed to 13% in 2006. These improvements contributed to Swank posting a net profit of HK$7,300,000 of which HK$5,168,000 was derived from the sale of property.

On the operation front, two new boutiques were opened during the year.

(i) A New branch of Kenzo mono brand boutique was opened in December 2007 in Ocean Centre, Kowloon. Management is confident that this boutique will perform strongly once the Louis Vuitton flagship store (the largest in Asia) opens opposite the boutique in March 2008 as this will drastically increase foot traffic in the area.

(ii) A Brunello Cucinelli boutique was opened in September 2007 in the IFC Mall, Hong Kong. This is the first Brunello Cucinelli boutique established in HK and with the brand's proven track record within Swank multi-label shops, it should perform well starting in the Spring/Summer 2008 season.

Employee and Remuneration Policies

At 31 December 2007, the Kenmure Group employed a total of 145 full time staff with its main workforce stationed in the Kenmure Group's offices in Hong Kong. The Kenmure Group's remuneration policies are performance based and are in line with the salary trends in the respective locations. The Kenmure Group provides employee benefits such as staff insurance schemes, provident and pension funds, discretionary performance bonus, and external training support.

FOR THE YEAR ENDED 31 DECEMBER 2006

Financial Review

For the year ended 31 December 2006, the Kenmure Group reported a turnover of HK$174,710,000 which represents a decrease of 11% compared to 2005. Consolidated loss for the year amounted to HK$11,589,000 as compared to a consolidated profit of HK$10,184,000 for 2005.

Liquidity and Financial Position

At 31 December 2006, the Kenmure Group was in a solid financial position with cash and deposit holdings of HK$10,032,000. At 31 December 2006, total borrowings stood at HK$9,473,000 with HK$9,268,000 of repayments falling due within one year. The Kenmure Group's gearing ratio (a comparison of total borrowings with total equity attributable to equity holders of the Kenmure Group) was 10.5% at the year end date. The current ratio as at 31 December 2006 was 2.9 times.

At 31 December 2006, the Kenmure Group's borrowings and bank balances were primarily denominated in Hong Kong dollars. Exchange differences were reflected in the audited financial statements. Other than the fixed interest rate of 3% for the finance lease arrangement, all borrowings of the Kenmure Group are on a floating rate basis. The Kenmure Group's imported purchases are mainly denominated in Euros. The Kenmure Group will from time to time review its foreign exchange position and market conditions to determine if any hedging is required.

Business Review

A number of shops were closed due to the expiration of leases in the first quarter and could only be reopened in new locations in the third quarter, thus affecting Swank's first six months' sales turnover. The relocated shop in Pacific Place incorporates both men's and ladies' wear. The new shop in Harbour City is for men only which complements the existing Swank ladies' wear nearby.

The new shop network reflects our strategy of targeting the upscale market in strategic locations in Hong Kong and Kowloon. Sales volume in the second half of the year returned to satisfactory levels.

Employee and Remuneration Policies

At 31 December 2006, the Kenmure Group employed a total of 150 full time staff with its main workforce stationed in the Kenmure Group's offices in Hong Kong. The Kenmure Group's remuneration policies are performance based and are in line with the salary trends in the respective locations. The Kenmure Group provides employee benefits such as staff insurance schemes, provident and pension funds, discretionary performance bonus, and external training support.

FOR THE YEAR ENDED 31 DECEMBER 2005

Financial Review

For the year ended 31 December 2005, the Kenmure Group reported a turnover of HK$195,467,000 which represents an increase of 18% compared to 2004. Consolidated profit for the year amounted to HK$10,184,000 as compared to HK$12,684,000 for 2004.

Liquidity and Financial Position

At 31 December 2005, the Kenmure Group was in a solid financial position with cash and deposit holdings of HK$17,790,000. At 31 December 2005, total borrowings stood at HK$4,275,000 with HK$3,979,000 of repayments falling due within one year. The Kenmure Group's gearing ratio (a comparison of total borrowings with total equity attributable to equity holders of the Kenmure Group) was 4.3% at the year end date. The current ratio as at 31 December 2005 was 5.2 times.

At 31 December 2005, the Kenmure Group's borrowings and bank balances were primarily denominated in Hong Kong dollars. Exchange differences were reflected in the audited financial statements. Other than the fixed interest rate of 3% for the finance lease arrangement, all borrowings of the Kenmure Group are on a floating rate basis. The Kenmure Group's imported purchases are mainly denominated in Euros. The Kenmure Group will from time to time review its foreign exchange position and market conditions to determine if any hedging is required.

Business Review

Swank has registered a sales growth of 20% as compared to the previous year, despite a subdued consumer climate over the period caused by warmer weather, rising interest rates and higher fuel prices. Gross profit rose by 9% year-on-year resulting in a positive bottom line. A total of four points-of-sale were opened in prime locations while an equal number of poor performing outlets were closed after lease expiry.

Swank will continue to drive sales upward and improve margins in 2006. It will increase its focus on in-trend luxury products, and improve merchandise display and customer services. A total of three additional shops will be opened in 2006 while two of which are relocations. Design of new shops will provide customers with a better shopping environment.

Employee and Remuneration Policies

At 31 December 2005, the Kenmure Group employed a total of 153 full time staff with its main workforce stationed in the Kenmure Group's offices in Hong Kong. The Kenmure Group's remuneration policies are performance based and are in line with the salary trends in the respective locations. The Kenmure Group provides employee benefits such as staff insurance schemes, provident and pension funds, discretionary performance bonus, and external training support.

1. ACCOUNTANTS' REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION

ERNST & YOUNG

18th Floor
Two International Finance Centre
8 Finance Street, Central
Hong Kong

14 April 2008

The Board of Directors
ENM Holdings Limited
Suite 1502, 15/F
Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong

Dear Sirs,

We report on the unaudited pro forma statement of assets and liabilities (the "Unaudited Pro Forma Financial Information) of ENM Holdings Limited (the "Company") and its subsidiaries (hereinafter collectively referred to as the "Group") as set out in Appendix III to the circular of the Company dated 14 April 2008 (the "Circular"). The Unaudited Pro Forma Financial Information has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the Company's proposed acquisition of an additional 40% interest in the issued share capital of Kenmure Limited (the "Proposed Acquisition"), an indirect 60%-owned subsidiary of the Company, might have affected the assets and liabilities of the Group. The basis of preparation of the Unaudited Pro Forma Financial Information is set out on pages 135 to 137 to the Circular.

Respective Responsibilities of Directors of the Company and Reporting Accountants

It is the responsibility solely of the directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with paragraph 29 of Chapter 4 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and with reference to Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

It is our responsibility to form an opinion, as required by paragraph 29(7) of Chapter 4 of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

Basis of Opinion

We conducted our engagement in accordance with the Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work consisted primarily of comparing the unadjusted financial information with source documents, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the directors of the Company. This engagement did not involve independent examination of any of the underlying financial information.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the directors of the Company, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group as at 31 December 2007 or any future date.

Opinion

In our opinion:

a. the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

b. such basis is consistent with the accounting policies of the Group; and

c. the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 29(1) of Chapter 4 of the Listing Rules.

Yours faithfully
Ernst & Young
Certified Public Accountants
Hong Kong

2. PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP AFTER THE PROPOSED ACQUISITION

(A) INTRODUCTION

On 21 January 2008, e-Media (Asia) Limited, a wholly-owned subsidiary of the Company, entered into agreements to acquire an aggregate additional 40% interest in Kenmure Limited, an indirect 60%-owned subsidiary of the Company, for an aggregate consideration of HK$22 million. The consideration is to be satisfied by cash.

The following is the unaudited pro forma statement of assets and liabilities of the Group as enlarged by the Proposed Acquisition (the "Enlarged Group"), which has been prepared on the basis of the notes set out below and with the assumption that the Proposed Acquisition had been completed as at 31 December 2007 for the purpose of illustrating how the Proposed Acquisition might have affected the financial position of the Group at that date.

The unaudited pro forma statement of assets and liabilities of the Enlarged Group has been prepared based on the Group's audited consolidated balance sheet as at 31 December 2007, as set out in the annual report of the Company for the year ended 31 December 2007, which has already consolidated the balance sheet of Kenmure Limited and its subsidiaries, to the extent of the Group's 60% equity interest therein, as at 31 December 2007 as presented in Appendix II of this Circular.

The unaudited pro forma statement of assets and liabilities has been prepared for illustrative purposes only, and because of its hypothetical nature, it may not purport to represent what the assets and liabilities of the Enlarged Group shall be on the actual completion of the Proposed Acquisition.

(B) UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

As at 31 December 2007

	The Group	Pro forma adjustments	The Enlarged Group
	HK$'000	*HK$'000*	*HK$'000*
NON-CURRENT ASSETS			
Property, plant and equipment	77,303		77,303
Investment properties	113,900		113,900
Prepaid land premiums	2,986		2,986
Goodwill	6,610		6,610
Interests in associates	17,258		17,258
Available-for-sale equity investments	35,448		35,448
Total non-current assets	253,505		253,505
CURRENT ASSETS			
Inventories	41,359		41,359
Trade receivables	7,161		7,161
Prepayments, deposits and other receivables	33,656		33,656
Prepaid land premiums	77		77
Equity investments at fair value through profit or loss	197,894		197,894
Pledged deposits	342		342
Time deposits	495,798		495,798
Cash and bank balances	46,487	(23,100)[(i)]	23,387
Total current assets	822,774		799,674
CURRENT LIABILITIES			
Trade and other payables	40,973		40,973
Interest-bearing bank and other borrowings	4,712		4,712
Current portion of debentures	2,670		2,670
Other loans	5,349		5,349
Tax payable	5,497		5,497
Total current liabilities	59,201		59,201
NET CURRENT ASSETS	763,573		740,473
TOTAL ASSETS LESS CURRENT LIABILITIES	1,017,078		993,978

	The Group	Pro forma adjustments	The Enlarged Group
	HK$'000	*HK$'000*	*HK$'000*
NON-CURRENT LIABILITIES			
Debentures	3,462		3,462
Interest-bearing bank and other borrowings	114		114
Deferred revenue	23,015		23,015
Total non-current liabilities	26,591		26,591
Net assets	990,487		967,387
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital	16,507		16,507
Reserves	943,433	6,583(ii)	950,016
	959,940		966,523
Minority interests	30,547	(29,683)(ii)	864
Total equity	990,487		967,387

Notes

(i) This represents the total consideration for the Proposed Acquisition of HK$22,000,000 plus the estimated transaction costs of approximately HK$1,100,000. The total estimated cost of acquisition (including transaction costs) of HK$23,100,000 is planned to be financed by the internal resources of the Group.

For the purpose of the Unaudited Pro Forma Financial Information, the available cash and bank balances of the Group as at 31 December 2007 is assumed to be applied for the settlement of the consideration for the Proposed Acquisition.

(ii) The discount on the Proposed Acquisition of approximately HK$6,583,000 has been credited to the retained profits of the Enlarged Group as if the Proposed Acquisition had been completed on 31 December 2007. This discount on acquisition has been calculated by comparing the 40% interest in the consolidated net assets of Kenmure Limited as at 31 December 2007 of HK$29,683,000, as included in the Group's consolidated balance sheet, to the total estimated cost of acquisition (including transaction costs) of HK$23,100,000 (see (i) above).

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this circular have been arrived at after due and careful consideration and that there are no other facts the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Interests and short positions of directors and chief executive

As at the Latest Practicable Date, the interests or short positions of each Director and chief executive of the Group in the shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provision of the SFO); or (b) were required pursuant to Section 352 of the SFO to be entered in the register referred to therein; or (c) were required pursuant to the Model Code for Securities Transaction by Directors of Listed Issuers (the "Model Code") adopted by the Company to be notified to the Company and the Stock Exchange were as follows:

Long position in the Company's issued shares

Name of Director	Number of shares held through a controlled corporation	Percentage of the Company's issued share capital
Mr. Joseph Wing Kong LEUNG	200,000	0.012%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors and chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) were required to be recorded in the register kept by the Company pursuant to section 352 of the SFO, or (c) as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code adopted by the Company.

(b) Interests of Shareholders discloseable pursuant to the SFO

As at the Latest Practicable Date, so far as was known to the Directors or chief executive of the Company, based on the register of interests kept by the Company under Section 336 of the SFO the following are persons (other than a Director or chief executive of the Company) who had, or were deemed to have, an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Enlarged Group or had any option in respect of such capital:

Long Position in the Company's issued shares

Name	Direct interests	Indirect interests	Number of shares held	Percentage of the Company's issued share capital
Diamond Leaf Limited	162,216,503	—	162,216,503	9.8%
Solution Bridge Limited	408,757,642	—	408,757,642	24.8%
Ms. Nina KUNG (deceased) *(note)*	—	570,974,145	570,974,145	34.6%

Notes: The interest disclosed under Ms. Nina KUNG (deceased) represents her deemed interests in the shares of the Company by virtue of her interests in Diamond Leaf Limited and Solution Bridge Limited.

Saved as disclosed above, the Directors and the chief executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had, or deemed to have, an interest or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Division 2 and 3 of Part XV of the SFO, or, who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Enlarged Group or had any options in respect of such capital.

(c) **Directors' interest in competing business**

As at the Latest Practicable Date, in so far as the Directors were aware, none of the Directors or their respective associates were interested in any business, which competes or is likely to compete, either directly or indirectly, with the business of the Enlarged Group.

(d) **Other interests**

As at the Latest Practicable Date, none of the Directors has any direct or indirect interest in any assets which have been since 31 December 2007 (being the date to which the latest published audited accounts of the Company were made up), (i) acquired or disposed of by, or (ii) leased to; or (iii) proposed to be acquired or disposed of by: or (iv) proposed to be leased to, any member of the Enlarged Group.

None of the Directors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Enlarged Group.

3. MATERIAL CONTRACTS

The following contracts, not being contracts entered into in the ordinary course of business, have been entered into by the Enlarged Group within two years preceding the date of the Latest Practicable Date and are, or may be, material:

(a) the Apex Agreement;

(b) the Kosin Agreement; and

(c) the share transfer agreement dated 17 December 2007 entered into between Lion Dragon Limited, a wholly-owned subsidiary of the Company and Jiangxiaodan in relation to the disposal of 10% of the equity interest in Beijing Smartdot Technologies Co. Ltd. at RMB12,000,000 (equivalent to approximately HK$12,720,000).

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with any member of the Enlarged Group which is not determinable by the Enlarged Group within one year without payment of compensation, other than statutory compensation.

5. LITIGATION

As at the Latest Practicable Date, no member of the Enlarged Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened against any member of the Enlarged Group.

6. QUALIFICATION AND CONSENTS OF EXPERTS

The following is the qualifications of the experts who have given opinions or advice which are contained in this circular:

Name	Qualification
Guangdong Securities	a corporation licensed to carry out type 1 (dealing in securities), type 4 (advising on securities); type 6 (advising on corporate finance) and type 9 (asset management) regulated activities as defined under the SFO
Ernst & Young	Certified Public Accountants

Guangdong Securities and Ernst & Young have given and have not withdrawn their written consents to the issue of this circular with the inclusion of their letters or references to their names in the form and context in which they respectively appear.

Neither Guangdong Securities nor Ernst & Young has any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Enlarged Group.

Neither Guangdong Securities nor Ernst & Young has any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Enlarged Group since 31 December 2007 (being the date to which the latest published audited financial statements of the Company were made up), or which are proposed to be acquired or disposed of by or leased to any member of the Enlarged Group.

7. MISCELLANEOUS

(a) The qualified accountant of the Company is Mr. Victor Yiu Keung CHIANG. He is an associate member of The Institute of Chartered Accountants in England & Wales, and a fellow member of Hong Kong Institute of Certified Public Accountants and The Association of Chartered Certified Accountants. Mr Chiang is also a Certified Public Accountant practicing in Hong Kong.

(b) The Company Secretary of the Company is Ms. Pui Man CHENG. She is a fellow member of The Association of Chartered Certified Accountants and an associate member of Hong Kong Institute of Certified Public Accountants. She is also a member of Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(c) The registered office of the Company is at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

(d) The share register of the Company is Computershare Hong Kong Investor Services Ltd at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(e) In the event of inconsistency, the English text of this circular shall prevail over the Chinese text.

8. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during normal business hours at the registered office of the Company up to and including 30 April 2008.

(a) the memorandum and articles of association of the Company;

(b) the material contracts referred to in the section headed "Material Contracts" in paragraph 3 of this Appendix;

(c) the annual reports of the Company for the two years ended 31 December 2007;

(d) the letter of advice from Guangdong Securities to the Independent Board Committee and the Independent Shareholders, the text of which is set out on pages 14 to 22 of this circular;

(e) the report of Ernst & Young in respect of the unaudited pro forma financial information of the Enlarged Group, the text of which is set out in Appendix III to this Circular;

(f) the accountant's report on Keumure Group, the text of which is set out in Appendix II to this circular; and

(g) the written consents from Guangdong Securities and Ernst & Young referred to in paragraph 6 of this appendix.

ENM HOLDINGS LIMITED
安寧控股有限公司

(Incorporated in Hong Kong with limited liability)
(Stock code: 128)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of ENM Holdings Limited (the "Company") will be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong on Wednesday, 30 April 2008 at 11:00 a.m. or immediately after the conclusion of the annual general meeting of the Company to be held on the same day and place at 10:30 a.m. for the purpose of considering and, if thought fit, passing with or without modifications, the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

(1) "**THAT**,

(a) the Share Purchase Agreement dated 21 January 2008 (the "**Apex Agreement**"), a copy of which, signed by the Chairman of the meeting for the purposes of identification, has been produced to the meeting marked "A", made between e-Media (Asia) Limited ("**e-Media (Asia)**") and Apex Ocean Investments Limited ("Apex") whereby e-Media (Asia) agreed to acquire Apex's 30% interest in Kenmure Limited at a consideration of HK$16,500,000 be and is hereby approved, confirmed and ratified and that the transactions contemplated thereunder be and are hereby approved; and

(b) the directors of the Company be and are hereby authorised to do all such acts and things as they consider necessary or expedient or desirable in connection with or to give effect to the Apex Agreement and to implement the transactions contemplated thereunder."

(2) "**THAT**,

(a) the Share Purchase Agreement dated 21 January 2008 (the "**Kosin Agreement**"), a copy of which, signed by the Chairman of the meeting for the purposes of identification, has been produced to the meeting marked "B", made between e-Media (Asia) Limited ("**e-Media (Asia)**") and Kosin Limited ("Kosin") whereby e-Media (Asia) agreed to acquire Kosin's 10% interest in Kenmure Limited at a consideration of HK$5,500,000 be and is hereby approved, confirmed and ratified and that the transactions contemplated thereunder be and are hereby approved; and

(b) the directors of the Company be and are hereby authorised to do all such acts and things as they consider necessary or expedient or desirable in connection with or to give effect to the Kosin Agreement and to implement the transactions contemplated thereunder."

By Order of the Board
ENM HOLDINGS LIMITED
Joseph Wing Kong LEUNG
Chairman

Hong Kong, 14 April 2008

Registered Office:
Suite 1502, 15th Floor, Chinachem Golden Plaza,
77 Mody Road, Tsimshatsui East,
Kowloon, Hong Kong

Notes:

(1) Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

(2) A form of proxy for use at the meeting is enclosed. To be valid, the proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of that power of attorney or authority, must be deposited at the registered office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof.

(3) Where there are joint holders of any share, any one of such holders may vote at the meeting, either in person or by proxy, in respect of such share as if he were solely entitled to vote, but if more than one of such joint holders are present at the meeting in person or by proxy, the person so present whose name stands first in the register of members of the Company in respect of such share shall alone be entitled to vote in respect of it.

(4) Completion and return of the form of proxy will not preclude a member from attending the meeting and voting in person at the meeting or any adjourned meeting if he so desires. If a member attends the meeting after having deposited the form of proxy, his form of proxy will be deemed to have been revoked.

(5) As at the date hereof, the executive directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG, the non-executive director of the Company is Mr. Raymond Wai Pun LAU, and the independent non-executive directors of the Company are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之安寧控股有限公司股份，應立即將本通函連同隨附的代表委任表格送交買方或承讓人或銀行、股票經紀或其他代理商，以便轉交買方或承讓人。

ENM HOLDINGS LIMITED
安寧控股有限公司

(於香港註冊成立之有限公司)
(股份代號：128)

主要及關連交易：
收購 KENMURE LIMITED之 40%權益

獨立董事委員會及獨立股東之
獨立財務顧問

GD 粵海證券有限公司

安寧控股有限公司之獨立董事委員會函件載於本通函第12頁至第13頁，當中載有其就股份購買協議（定義見本通函）之推薦意見。粵海證券有限公司之函件載於本通函第14頁至第22頁，當中載有其就股份購買協議及其項下擬進行之交易而致安寧控股有限公司之獨立董事委員會之意見。

安寧控股有限公司謹訂於二零零八年四月三十日（星期三）上午十一時正或緊隨本公司於當日上午十時三十分在同一地點舉行的股東週年大會結束後假座香港新界荃灣老圍顯達路十號顯達鄉村俱樂部舉行股東特別大會，有關通告載於本通函第143頁至第144頁。隨函附奉安寧控股有限公司股東特別大會適用之代表委任表格。無論　閣下能否出席該大會，均請盡快填妥隨附之代表委任表格，並送達安寧控股有限公司之註冊辦事處，地址為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室。惟無論如何不遲於大會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可依願親身出席該大會，並於會上投票。

二零零八年四月十四日

目 錄

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「雅奧」	指	雅奧投資有限公司，一家於英屬處女群島註冊成立之公司，持有Kenmure已發行股本之30%
「雅奧協議」	指	雅奧與e-Media (Asia)於二零零八年一月二十一日訂立之股份購買協議
「雅奧收購事項」	指	雅奧股份之建議收購事項
「雅奧代價」	指	e-Media (Asia)購買雅奧股份應付之代價
「雅奧股份」	指	於Kenmure之16,500,000股股份，佔Kenmure全部已發行股本之30%
「聯繫人」	指	具有上市規則賦予該詞之涵義
「本公司」或「安寧控股」	指	安寧控股有限公司，一家於香港註冊成立之有限公司，其已發行股份於聯交所上市
「完成」	指	股份購買協議完成
「董事」	指	本公司之董事
「董事會」	指	董事會
「e-Media (Asia)」	指	e-Media (Asia) Limited，一家於開曼群島註冊成立之公司，為本公司之全資附屬公司
「股東特別大會」	指	即將舉行之本公司股東特別大會，以讓本公司股東(或獨立股東，倘有規定)審議及酌情批准股份購買協議
「經擴大集團」	指	完成後之本集團
「本集團」	指	安寧控股有限公司及其附屬公司
「粵海證券」或「獨立財務顧問」	指	粵海證券有限公司，可從事證券及期貨條例所界定之第1類(證券交易)、第4類(就證券提供意見)、第6類(就機構融資提供意見)及第9類(提供資產管理)受規管活動之持牌法團，並為獨立董事委員會及獨立股東有關股份購買協議之條款及其項下擬進行交易之獨立財務顧問

「香港財務報告準則」	指	香港會計師公會頒佈的香港財務報告準則
「香港」	指	中國香港特別行政區
「Kosin」	指	Kosin Limited，一家於利比里亞共和國註冊成立之公司，持有Kenmure已發行股本之10%
「Kosin協議」	指	Kosin與e-Media (Asia)於二零零八年一月二十一日訂立之股份購買協議
「Kosin收購事項」	指	Kosin股份之建議收購事項
「Kosin代價」	指	e-Media (Asia)購買Kosin股份應付之代價
「Kosin股份」	指	於Kenmure之5,500,000股股份，佔Kenmure全部已發行股本之10%
「Kenmure」	指	Kenmure Limited，一家於香港註冊成立之有限公司，本集團持有其60%股權之附屬公司
「Kenmure集團」	指	Kenmure Limited及其附屬公司
「獨立董事委員會」	指	本公司之獨立董事會員會，包括獨立非執行董事趙世曾博士、陳正博士以及Ian Grant Robinson先生
「獨立股東」	指	雅奥及Kosin以及彼等之聯繫人以外之股東
「最後實際可行日期」	指	二零零八年四月十一日，即本通函付印前就確定其中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「最後完成日期」	指	各股份購買協議訂立當日以後滿四個月之日期或有關股份購買協議之訂約方可能書面同意之其他日期
「中國」	指	中華人民共和國，及就本通函而言，並不包香港、澳門及台灣
「人民幣」	指	中國之法定貨幣人民幣

「證券及期貨條例」	指	香港法例第571章證券及期貨條例
「股份」	指	本公司已發行股本中每股面值0.01港元之股份
「股東」	指	股份之持有人
「股份購買協議」	指	(1) 雅奥與e-Media (Asia)於二零零八年一月二十一日訂立有關買賣雅奥股份，及(2) Kosin與e-Media (Asia)於二零零八年一月二十一日訂立有關買賣Kosin股份的股份轉讓協議，而「股份購買協議」將指上述其中一項協議
「聯交所」	指	香港聯合交易所有限公司
「港元」	指	香港之法定貨幣港元
「%」	指	百分比

ENM HOLDINGS LIMITED
安寧控股有限公司

(於香港註冊成立之有限公司)
(股份代號：128)

執行董事：
梁榮江先生(主席)
吳智明先生(行政總裁)
梁煒才先生
楊永東先生

註冊辦事處：
香港九龍
尖沙咀東部
麼地道77號
華懋廣場15樓1502室

非執行董事：
劉偉櫝先生

獨立非執行董事：
趙世曾博士
陳正博士
Ian Grant ROBINSON先生

敬啟者：

主要及關連交易：
收購 KENMURE LIMITED 之 40% 權益

緒言

於二零零八年一月二十二日，董事宣佈本公司之全資附屬公司e-Media (Asia) 已於二零零八年一月二十一日交易時段後(i)與雅奧訂立雅奧協議，及(ii)與Kosin訂立Kosin協議，以分別收購雅奧及Kosin於Kenmure之30%及10%股權。

根據上市規則，各項股份購買協議及其項下擬進行之交易構成本公司之關連交易，須(其中包括)經獨立股東批准。根據上市規則，雅奧協議及Kosin協議(合計)構成一項主要交

易。獨立董事委員會已成立，就股份購買協議及其項下擬進行之交易向獨立股東提供建議。粵海證券已獲委任為獨立財務顧問，就此向獨立董事委員會及獨立股東提供建議。

本通函旨在向　閣下提供有關股份購買協議及其項下擬進行交易之詳情，獨立董事委員會就股份購買協議之條款及其項下擬進行交易之建議，粵海證券就股份購買協議之條款及其項下擬進行交易而致獨立董事委員會及獨立股東的意見函件，以及向　閣下寄發股東特別大會通告。

股份購買協議

日期：

二零零八年一月二十一日

訂約方：

賣方：　(1)　就雅奧收購事項而言：

雅奧，一家於英屬處女群島註冊成立之公司。據董事經作出一切合理查詢後所知、所悉及所信，雅奧為一家投資控股公司。

(2)　就Kosin收購事項而言：

Kosin，一家於利比里亞共和國註冊成立之公司。據董事經作出一切合理查詢後所知、所悉及所信，Kosin為一家投資控股公司。

據董事經作出一切合理查詢後所知、所悉及所信，於最後實際可行日期，雅奧、Kosin或彼等各自之任何聯繫人均無擁有本公司任何股權。

買方：　e-Media (Asia)，本公司之全資附屬公司。

本公司、買方與各賣方之間先前並無進行其他須根據上市規則第14A.25條合併計算的交易。

將予收購之資產

就雅奧收購事項而言：

根據雅奧協議，雅奧同意出售而e-Media (Asia)同意購入Kenmure之16,500,000股股份，相當於其30%股權。

就Kosin收購事項而言：

根據Kosin協議，Kosin同意出售而e-Media (Asia)同意購入Kenmure之5,500,000股股份，相當於其10%股權。

代價

就雅奧收購事項而言：

雅奧代價為16,500,000港元，按下列方式以現金支付：

(i) 1,650,000港元(即雅奧代價之10%)之按金已於簽立雅奧協議後由e-Media (Asia)付予雅奧之律師(作為託管代理)；及

(ii) 14,850,000港元(即雅奧代價餘額)須於完成後付予雅奧。

就Kosin收購事項而言：

Kosin代價為5,500,000港元，按下列方式以現金支付：

(i) 550,000港元(即Kosin代價之10%)之按金已於簽立Kosin協議後由e-Media (Asia)付予Kosin之律師(作為託管代理)；及

(ii) 4,950,000港元(即Kosin代價餘額)須於完成後付予Kosin。

倘e-Media (Asia)未能完成股份購買協議，則相關按金及其所有應計利息將由雅奧(或視乎情況而定，Kosin)沒收。另一方面，倘雅奧或Kosin未能完成相關股份購買協議，則e-Media (Asia)可選擇要求強制履行或撤銷相關股份購買協議，據此相關按金及其所有應計利息將退回e-Media (Asia)且無損其向失責人提出進一步賠償申索之權利。

雅奧代價及Kosin代價均由有關訂約方經參考根據香港財務報告準則及香港公司條例編製的Kenmure於二零零六年十二月三十一日之經審核資產淨值90,106,000港元及Kenmure於二零零七年六月三十日之未經審核資產淨值85,257,000港元後，按公平原則磋商協定。

雅奧代價及Kosin代價將以本集團內部資源支付。

股份購買協議條件

各股份購買協議須於達成條件後方可作實，該等條件包括：

(i) 賣方向e-Media (Asia)提交一份由註冊成立地點獲e-Media (Asia)所接納的律師行發出的法律意見，確認：(i)其已正式註冊成立，且聲譽良好；及(ii)股份購買協議已由賣方正式簽立，屬有效、具約束力及可按照其條款切實執行，而e-Media (Asia)滿意有關法律意見之形式及內容；

(ii) 根據上市規則之規定，獲本公司股東(或獨立股東，倘有規定)於本公司股東大會上批准根據有關股份購買協議由e-Media (Asia)收購雅奧股份及Kosin股份以及項下擬進行之所有其他交易(倘有規定)；及

(iii) 於完成前任何時間就根據有關股份購買協議擬進行的交易已遵守上市規則或聯交所或其他監管機關須予遵守之任何其他規定。

e-Media (Asia)可全權酌情書面豁免上述第(i)項條件。倘上述任何第(i)至(iii)項條件於最後完成日期或之前未能全面達成(或(倘適用)獲e-Media (Asia)書面豁免)，則訂約各方根據有關股份購買協議之權利及責任將告失效，除先前違反協議者外，將再無其他效力，而已付之按金及其所有應計利息須退還e-Media (Asia)。於最後實際可行日期，上述條件概未達成。

有關Kenmure之資料

Kenmure為一家於香港註冊成立之公司及本集團之附屬公司，由e-Media (Asia)持有60%股權，而Kenmure之帳目已綜合計算至本公司帳目。其餘股權則分別由雅奧及Kosin持有30%及10%。

Kenmure為一家投資控股公司，持有詩韻有限公司及姿寶貿易有限公司之全部已發行股本，該等公司從事零售及批發時服及飾物之業務。

Kenmure截至二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年十二月三十一日止三個年度之經審核業績，及其於二零零五年十二月三十一日、二零零六年十二月三十一日及二零零七年十二月三十一日之資產淨值如下：

	截至二零零五年十二月三十一日止年度	截至二零零六年十二月三十一日止年度	截至二零零七年十二月三十一日止年度
	港元	港元	港元
溢利／(虧損)淨額	10,184,000	(11,589,000)	7,187,000

	於二零零五年十二月三十一日	於二零零六年十二月三十一日	於二零零七年十二月三十一日
	港元	港元	港元
資產淨值	100,018,000	90,106,000	97,293,000

進行交易之原因及裨益

本公司之主要業務為投資控股及證券買賣。其附屬公司之主要業務則為批發及零售時服及飾物、經營電訊業務、經營渡假中心及俱樂部、投資控股及證券買賣。

本公司現持有Kenmure之60%權益。於完成後，本公司將持有Kenmure之100%權益，而Kenmure之帳目將完全地綜合計算至本公司帳目。此舉有助加強業務策略及Kenmure未來資本額(倘有需要)。

董事(獨立非執行董事除外)認為，股份購買協議之條款乃按正常商業條款釐訂，屬公平合理，並符合本公司及股東之整體利益。

雅奧收購事項及Kosin收購事項之完成並非互帶條件。完成雅奧協議及Kosin協議後，Kenmure將成為本公司之間接全資附屬公司。

收購事項可能造成之財務影響

收購事項不會對本公司之盈利及資產負債造成任何重大影響。

有關本公司之資料

本公司之主要業務為投資控股及證券買賣。其附屬公司之主要業務則為批發及零售時服及飾物、經營電訊業務、經營渡假中心及俱樂部、投資控股及證券買賣。

一般資料

雅奧因身為Kenmure之30%股東而成為本公司之關連人士，故根據上市規則第14A章，雅奧協議屬一項關連交易，須獲獨立股東批准方可作實。

Kosin因身為Kenmure之10%股東而成為本公司之關連人士，故根據上市規則第14A章，Kosin協議屬一項關連交易，須獲獨立股東批准方可作實。

根據上市規則第14章，雅奧協議及Kosin協議(合計)構成一項主要交易。

獨立董事委員會已成立，就股份購買協議向獨立股東提供建議。已委任獨立財務顧問，就股份購買協議之條款向獨立董事委員會及獨立股東提供建議。

股東特別大會

本公司將於二零零八年四月三十日(星期三)上午十一時正或緊隨本公司於當日上午十時三十分在同一地點舉行的股東週年大會結束後假座香港新界荃灣老圍顯達路十號顯達鄉村俱樂部舉行股東特別大會，會上將向股東提呈以批准股份購買協議及其項下擬進行交易之決議，有關通告載於本文件第143頁至第144頁。

雅奧及其聯繫人須就批准雅奧協議之決議案放棄投票。Kosin及其聯繫人須就批准Kosin協議之決議案放棄投票。據董事經作出合理查詢後所深知，除上文所述者外，概無股東於股份購買協議中擁有重要權益而須就批准雅奧協議及Kosin協議之決議案放棄投票。

隨函附奉股東於股東特別大會適用之代表委任表格。倘 閣下不能親身出席該股東特別大會，務請 閣下盡快按照代表委任表格上印備之指示，填妥隨附之代表委任表格，並送達安寧控股有限公司之註冊辦事處，地址為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室，惟無論如何不遲於股東特別大會或任何續會(視情況而定)指定舉行時間四十八小時前交回。填妥及交回代表委任表格後， 閣下仍可依願親身出席股東特別大會及任何續會，並於會上投票。

要求進行投票表決之程序

根據本公司組織章程細則第73條，在本公司股東大會上提呈投票之決議案將以舉手方式表決，惟下列人士於宣佈以舉手方式投票所得結果之前或之時要求以投票方式表決則作別論：

(a) 該大會之主席；或

(b) 至少三位親身出席，且當時有權於會上投票之股東(或如股東為公司，則為其正式授權之代表)或其受委代表；或

(c) 任何親身出席，或多位股東(或如股東為公司，則為其正式授權之代表)或其受委代表，且佔全體出席大會並於會上有權投票之股東之投票權總額不少於十分之一；或

(d) 任何親身出席，或多位股東(或如股東為公司，則為其正式授權之代表)或其受委代表，且持有附有權利可於會上投票之股份之繳足股款總額不少於全部附有該權利之股份之繳足股款總額十分之一；或

(e) 倘上市規則規定，在大會上個別或共同代表相當於總投票權百分之五或以上股份之任何董事。

推薦意見

董事認為股份購買協議之條款及其項下擬進行交易屬公平合理，訂立股份購買協議及其項下擬進行交易符合本集團及股東之整體利益。因此，董事建議獨立股東投票贊成將於股東特別大會上提呈之批准股份購買協議及其項下擬進行交易之普通決議案。務請 閣下亦垂注載於本通函第14頁至第22頁之粵海證券之意見函件全文，當中載有其推薦意見以及彼等達致其推薦意見所考慮之主要因素。建議 閣下在股東特別大會上作出投票決定之前，閱覽獨立董事會函件以及粵海證券函件。

其他資料

務請　閣下亦垂注本通函附錄所載之其他資料。

此致

列位股東　台照

承董事會命
安寧控股有限公司
主席
梁榮江
謹啟

二零零八年四月十四日

ENM HOLDINGS LIMITED
安寧控股有限公司
(於香港註冊成立之有限公司)
(股份代號：128)

敬啟者，

主要及關連交易：
收購 KENMURE LIMITED 之 40% 權益

吾等茲提述本公司於二零零八年四月十四日刊發之通函(「通函」)，本函件為其一部分。除文義另有所指外，本函件內所採用之詞彙具有與本通函所界定者相同的涵義。

吾等已獲委任為獨立董事委員會成員，以就股份購買協議及其項下擬進行之交易是否按就獨立股東利益而言屬公平合理之正常商業條款訂立以及是否符合本公司及獨立股東之整體利益而發表吾等之建議。

粵海證券已獲委任為獨立財務顧問，以就股份購買協議之條款及其項下擬進行交易而向吾等及　閣下提供建議。其建議詳情連同彼等達致其建議所考慮之主要因素及原因載於本通函第14頁至第22頁。務請　閣下亦垂注載於本通函第4頁至第11頁之董事會函件以及本通函附錄所載之其他資料。

經考慮股份購買協議之條款以及粵海證券建議以及董事會函件所載之其他主要因素，吾等認為股份購買協議之條款及其項下擬進行交易乃按就本公司及獨立股東而言屬公平合

理之正常商業條款訂立，符合本公司及其獨立股東之整體利益。因此，吾等建議獨立股東投票贊成將於股東特別大會上提呈之批准股份購買協議及其項下擬進行交易之普通決議案。

此致

列位獨立股東 台照

代表獨立董事委員會

趙世曾博士	陳正博士	Ian Grant ROBINSON先生
獨立非執行董事	獨立非執行董事	獨立非執行董事

謹啟

二零零八年四月十四日

下文為獨立財務顧問粵海證券就雅奧收購事項及Kosin收購事項致獨立董事委員會及獨立股東之意見函件全文，以供載入本通函。

GD 粵海證券有限公司
Guangdong Securities Limited

香港
中環皇后大道中181號
新紀元廣場
低座25樓
2505-06室

敬啟者：

主要及關連交易：
收購 KENMURE LIMITED之 40%權益

緒言

吾等謹此提述，吾等獲委任為獨立財務顧問，以向獨立董事委員會及獨立股東就雅奧收購事項及Kosin收購事項（統稱「收購事項」）提供意見，收購事項之詳情載列於 貴公司於二零零八年四月十四日向股東寄發之通函（「通函」）之董事會函件（「董事會函件」）內，而本函件為其一部份。除文義另有所指外，本函件所用詞彙概與通函所界定者具有相同涵義。

董事會於二零零八年一月二十二日宣佈， 貴公司之全資附屬公司e-Media(Asia) 已於二零零八年一月二十一日 (i)與雅奧訂立雅奧協議；及 (ii)與Kosin訂立Kosin協議，分別以現金代價16,500,000港元及5,500,000港元（統稱「代價」）收購雅奧及Kosin於Kenmure之30%及10%股權。

Kenmure乃 貴公司之非全資附屬公司。雅奧因身為Kenmure之30%股東而成為 貴公司之關連人士，故根據上市規則第14A章，雅奧協議屬 貴公司一項關連交易，須於股東特別大會上獲獨立股東批准方可作實。Kosin因身為Kenmure之10%股東而成為 貴公司之關連人士，故根據上市規則第14A章，Kosin協議屬 貴公司一項關連交易，須於股東特別大會上獲獨立股東批准方可作實。此外，根據上市規則第14章所載之適用百分比率，收購事項構成 貴公司根據上市規則第14章所界定之主要交易。

貴公司已成立獨立董事委員會（由趙世曾博士、陳正博士及Ian Grant ROBINSON先生組成，彼等均為獨立非執行董事），就(i)股份購買協議之條款是否按正常商業條款釐訂，及對獨立股東而言是否公平合理；(ii)收購事項是否於　貴公司日常業務過程中訂立以及是否符合　貴公司及股東之整體利益；及(iii)獨立股東應如何就於股東特別大會上批准股份購買協議及其項下擬進行之交易之相關決議案進行投票向獨立股東提供意見。粵海證券有限公司已獲委任為獨立財務顧問就上述事項向獨立董事委員會及獨立股東提供意見。

意見基準

於達致吾等向獨立董事委員會及獨立股東提供之意見時，吾等依賴通函所載列或提述之聲明、資料、意見及陳述以及董事向吾等提供之資料及陳述。吾等假設董事提供之一切資料及陳述於作出時及直至本函件日期均屬真確無訛，而董事須獨自對該等資料及陳述負全責。吾等亦假設董事於通函內提出之所有看法、意見、期望及意向之陳述，均經過審慎查詢及周詳考慮始行作出。吾等並無理由懷疑任何重大事實或資料遭隱瞞或懷疑通函所載資料及事實並非真實、準確及完整或懷疑　貴公司、其顧問及／或董事向吾等表達之意見是否合理。吾等認為，吾等已採取足夠及必需之步驟，以遵照上市規則第13.80條為吾等之建議達致合理之基礎及知情意見。

董事共同及個別就通函所載資料之準確性負全責，並於作出一切合理查詢後確認，據彼等所深知及確信，通函並無遺漏其他事實致使通函任何聲明有所誤導。

吾等認為，吾等已獲提供充足資料以作出知情意見及就吾等之意見提供合理基礎。然而，吾等並無對　貴公司，雅奧及Kosin或其各自附屬公司或聯營公司之業務及事務作出獨立深入調查，吾等亦無考慮收購事項對　貴集團或股東之稅務影響。此外，吾等並無責任就發出本函件後所發生之事項而更新有關意見。本函件所載之任何資料不應被理解為持有、出售或買入　貴公司任何證券之推薦意見。

所考慮之主要因素及理由

在達成吾等對收購事項之意見前，吾等曾考慮以下主要因素及理由：

(1) 進行收購事項之背景及理由

貴集團之業務概覽

貴公司之主要業務為投資控股及證券買賣。其附屬公司之主要業務則包括批發及零售時裝及飾物、經營電訊業務、經營渡假中心及俱樂部、投資控股及證券買賣。

下表載列　貴集團截至二零零七年十二月三十一日止三個年度之經營業績(按主要業務劃分)，乃分別摘錄自　貴公司截至二零零六年十二月三十一日止年度之經審核年報及二零零七年十二月三十一日止年度之經審核年報(「二零零七年年報」)：

千港元	截至二零零七年十二月三十一日止年度(經審核)	截至二零零六年十二月三十一日止年度(經審核)	截至二零零五年十二月三十一日止年度(經審核)	二零零六年與二零零七年百分比變動
營業額				
一批發及零售時裝及飾物	214,168	174,710	195,467	22.58
一經營電訊業務	3,535	2,985	4,630	18.43
一經營渡假中心及俱樂部	17,134	19,268	19,127	(11.08)
一上市投資股息收入	5,122	4,765	4,182	7.49
一利息收入	26,068	25,478	19,130	2.32
總計	266,027	227,206	242,536	17.09
年度溢利	55,255	7,482	14,993	638.51

如上表所示，吾等注意到　貴集團截至二零零七年十二月三十一日止年度之經審核營業總額較上年度大幅增長約17.09%。批發及零售時裝及飾物分類(「時裝分類」)為　貴集團於上述回顧年度內最大收益來源。誠如董事所確認，截至二零零六年十二月三十一日止年

度， 貴集團來自時裝分類之收益較少，理由是 貴集團旗下數間時裝店於二零零六年第一季因租約期滿而結業，並於二零零六年第三季在新地點重新開業。然而，截至二零零七年十二月三十一日止年度 貴集團之時裝分類收益重拾升軌，此乃受惠於 貴集團成功革新時裝分類之市場推廣策略，專注進行有助提升店舖及品牌形象之宣傳推廣活動。有關時裝分類業務表現之其他詳情，載列於本函件「Kenmure之資料」一段。

Kenmure之資料

誠如董事會函件所述，Kenmure為一家投資控股公司，持有詩韻有限公司(「詩韻」)及姿寶貿易有限公司(「姿寶」)之全部已發行股本，詩韻從事零售時裝及飾物之業務，而姿寶則從事批發該等產品的業務。

根據董事所提供資料，吾等得悉 貴集團於二零零三年十月透過旗下一間全資附屬公司收購Kenmure之60%股權。於完成後， 貴公司於Kenmure之股本權益總額將由60%增加至100%，而Kenmure將成為 貴公司之間接全資附屬公司。誠如董事所確認，Kenmure將繼續以 貴公司之附屬公司形式入賬，而Kenmure之財務業績將於 貴集團之財務報表合併計算。

下表載列Kenmure截至二零零七年十二月三十一日止三個年度之經審核財務資料概要，乃摘錄自通函附錄二：

千港元	截至二零零七年十二月三十一日止年度(經審核)	截至二零零六年十二月三十一日止年度(經審核)	截至二零零五年十二月三十一日止年度(經審核)	二零零六年與二零零七年百分比變動
收入	214,168	174,710	195,467	22.58
溢利／(虧損)淨額	7,187	(11,589)	10,184	不適用
資產淨值(「資產淨值」)	97,293	90,106	100,018	7.98

根據上表及本函件「貴集團之業務概覽」一段表內所列資料，吾等注意到Kenmure為 貴集團時裝分類之核心收入來源。誠如上文所述，由於 貴集團旗下數間時裝店於二零零六年第一季結業，並於二零零六年第三季在新地點重新開業，Kenmure於截至二零零六年十二月三十一日止年度之收入因而減少，且錄得虧損淨額約11,590,000港元。吾等就 貴集團搬遷店舖一事向董事進一步查詢，並獲董事告知詩韻就旗下若干表現欠佳之店舖作出策略調

整，關閉有關店舖然後在中環國際金融中心商場及尖沙咀海港城等黃金地段重新開設店舖，為日後銷售作好準備。此外，詩韻亦革新其市場推廣策略，專注進行有助提升店舖及品牌形象之宣傳推廣活動。截至二零零七年十二月三十一日止年度，Kenmure之收入顯著上升約22.58%，且得以轉虧為盈於同年錄得溢利淨額約7,190,000港元，其改變宣傳推廣策略為原因之一。董事亦確認　貴公司擬藉著Kenmure之資源加強其於高級時裝市場之地位，從而改善　貴集團日後之盈利能力。

進行收購事項之原因

誠如本函件「Kenmure之資料」一段所述，於完成後，　貴公司於Kenmure之股本權益總額將由60%增加至100%。因此，董事認為收購事項可確保　貴集團順利執行其時裝分類之發展策略，同時更有效地執行其於Kenmure之控制權。

Kenmure目前之業務發展基礎穩固，在香港擁有10間時裝零售店／專賣店以及百貨公司專櫃。董事進一步確認，Kenmure除繼續經營香港務業外，亦計劃進軍中國高檔服裝市場，藉此提升其溢利表現。根據香港政府統計處(「統計處」)之資料，截至二零零七年十二月三十一日止五個年度，服裝之零售銷貨額分別約為180億港元、212億港元、235億港元、249億港元及288億港元，即二零零三年至二零零七年之累積升幅約達60.06%，而二零零六年至二零零七年之升幅亦甚可觀，約達15.84%。根據統計處於二零零八年一月三十一日刊發之新聞稿，政府發言人指出，零售業總銷售額在二零零七年十二月份繼續強勁增長，反映目前消費開支強勢及訪港旅遊業持續快速擴張。根據香港貿易發展局之資料，中國經濟迅速擴張吸引香港公司大舉進軍中國服裝市場。時至今日，中國為全球第三大服裝市場。隨著市場不斷擴展，中國消費者愈來愈追上潮流及對品牌的重視程度日益提高。因此，董事相信Kenmure之業務短期內可呈顯著增長，從而有利於　貴集團日後之業務發展。

鑒於(i)誠如本函件「Kenmure之資料」一段所述，Kenmure於　貴集團整體業務之地位舉足輕重；及(ii)收購事項可讓　貴集團鞏固其於Kenmure之控制權，讓　貴集團得以更有效地執行時裝分類之發展策略，吾等認為收購事項乃於　貴公司日常業務過程中訂立。此外，隨著詩韻成功革新其市場推廣策略，Kenmure未來業務前景看俏，加上中港服裝市場持續增長，吾等與董事一致認為，收購事項符合　貴公司及股東之整體利益。

(2) **股份購買協議之主要條款**

根據雅奧協議，雅奧同意按雅奧代價16,500,000港元向e-Media (Asia)出售雅奧股份，即Kenmure之16,500,000股股份，有關代價將以現金支付。雅奧股份相當於Kenmure全部已發行股本之30%。

根據Kosin協議，Kosin同意按Kosin代價5,500,000港元向e-Media (Asia)出售Kosin股份，即Kenmure之5,500,000股股份，有關代價將以現金支付。Kosin股份相當於Kenmure全部已發行股本之10%。

董事確認　貴集團將以其內部資源支付現金代價22,000,000港元。

代價基準

誠如董事會函件所述，代價乃經參考根據香港財務報告準則編製之Kenmure於二零零六年十二月三十一日之經審核資產淨值約90,110,000港元及Kenmure於二零零七年六月三十日之未經審核資產淨值約85,260,000港元後，按公平原則磋商協定。吾等注意到，代價分別較Kenmure於「二零零七年六月三十日未經審核資產淨值之40%」及於「二零零七年十二月三十一日經審核資產淨值之40%」折讓約35.49%及43.47%。

交易倍數分析

為進一步評估代價是否公平合理，吾等進行了包括市賬率(「市賬率」)及市盈率(「市盈率」)在內之交易倍數分析。吾等已查找於聯交所上市而業務類別與Kenmure類似(即批發及零售時裝及飾物)之公司(「市場可資比較公司」)。就吾等所深知及竭盡所能，吾等發現有10家公司符合上述標準。市場可資比較公司之市賬率及市盈率(按該等公司於二零零八年一月二十一日(即訂立股份購買協議日期)之收市價計算)及最近期刊發之財務資料載列如下：

公司名稱 (股份代號)	**主要業務**	**年結日**	**市賬率**	**市盈率**
迪生創建(國際)有限公司(113)	銷售名貴商品。	31/3/2007	1.31 (附註1)	9.88
慕詩國際集團有限公司(130)	設計、開發、生產、零售及批發不同範疇之時尚女士服裝。	31/3/2007	1.41 (附註1)	6.07

公司名稱 (股份代號)	主要業務	年結日	市賬率	市盈率
利來控股有限公司(221)	在中國市場以該集團品牌「利來」設計、分銷及零售女士服裝。	31/3/2007	3.30 (附註 1)	不適用 (附註 2)
思捷環球控股有限公司(330)	從事「ESPRIT」品牌優質成衣及其他產品及Red Earth化妝品及美容護膚產品之設計、批授經營權、採購、生產、批發及零售。	30/6/2007	8.06 (附註 1)	20.81
旭日企業有限公司(393)	零售、出口及生產休閑服裝。	31/12/2006	2.56 (附註 1)	17.25
漢登集團控股有限公司(448)	從事服裝設計、市場推廣、零售及批發，以及授出商標特許權。	31/3/2007	0.92 (附註 1)	4.88
包浩斯國際(控股)有限公司(483)	服裝、提包、背囊及配飾之設計、生產、分銷及零售。	31/3/2007	1.84 (附註 1)	10.15
Joyce Boutique Holdings Limited (647)	名牌時裝、化妝品及家居物品之零售分銷。	31/3/2007	0.92 (附註1)	8.13
I.T Limited (999)	銷售時裝服飾。	28/2/2007	2.91 (附註1)	19.17
威高國際控股有限公司(1173)	生產及零售女仕服裝及銷售化妝品。	31/3/2007	1.07 (附註 1)	9.45
最高值			**8.06**	**20.81**
最低值			**0.92**	**4.88**
平均值			**2.43**	**11.75**
收購事項			**0.57**	**7.65**

附註：

1. 所選公司之市賬率乃根據其最近期刊發之中期報告計算。

2. 如所選公司之已刊發年報所載，該公司於有關財政年度錄得虧損淨額。

資料來源：聯交所網站 (www.hkex.com.hk)

如上表所示，吾等注意到市場可資比較公司之平均市賬率約為2.43倍，介乎約0.92倍至8.06倍之間。

鑒於Kenmure於二零零七年十二月三十一日之經審核資產淨值約為97,290,000港元，收購事項之市賬率約為Kenmure於「二零零七年十二月三十一日經審核資產淨值之40%」0.57倍，低於市場可資比較公司之最低市賬率。

吾等亦注意到市場可資比較公司之平均市盈率約為11.75倍，介乎約4.88倍至20.81倍之間。

鑒於Kenmure截至二零零七年十二月三十一日止年度之經審核溢利淨額約為7,190,000港元，收購事項之市盈率約為Kenmure截至「二零零七年十二月三十一日止年度經審核溢利淨額之40%」7.65倍，低於平均市盈率且屬市場可資比較公司市盈率範圍之內。

Kenmure於截至二零零六年十二月三十一日止年度內並無向其股東宣派任何股息。因此，代價無法按Kenmure之以往股息率進行評估，故價格對股息分析法並不適用。

經計及收購事項之市賬率約0.57倍低於市場可資比較公司之最低市賬率，以及收購事項之市盈率約7.65倍低於平均市盈率且屬市場可資比較公司市盈率範圍之內，吾等認為代價符合　貴公司及股東之整體利益。

吾等亦已審閱股份購買協議之其他條款，並注意到概無任何條款有別於一般市場慣例。基於上文所述，吾等認為股份購買協議乃按一般商業條款訂立，對獨立股東而言乃屬公平及合理。

(3) 收購事項之財務影響

對資產淨值之影響

貴公司權益持有人於二零零七年十二月三十一日應佔經審核資產淨值約為959,940,000港元（摘錄自二零零七年年報）。根據通函附錄三所載之經擴大集團未經審核備考財務資料，於完成後，　貴公司權益持有人應佔資產淨值增加至約966,520,000港元。

對盈利之影響

鑒於(i) Kenmure未來業務前景看俏；及(ii) 於完成後Kenmure將由　貴公司間接全資擁有，　貴公司得以將Kenmure之財務業績於　貴集團之綜合財務報表合併計算，董事預期收購事項將對　貴集團未來盈利產生正面影響。

對資本負債比率之影響

貴集團於二零零七年十二月三十一日之資本負債比率(即借貸總額與　貴公司權益持有人應佔權益之比率)約為1.70%。根據通函附錄三所載之經擴大集團未經審核備考財務資料，於完成後，　貴集團之借貸總額及　貴公司權益持有人應佔權益總額分別約為16,310,000港元及966,520,000港元，　貴集團之資本負債比率因而輕微回落至約1.69%。

對營運資金之影響

誠如上文所述，董事已確認　貴集團將以其內部資源支付代價合共22,000,000港元。代價連同收購事項之交易費用約1,100,000港元(包括會計師、律師、獨立財務顧問等專業服務費用)，因此，收購事項將令　貴集團之營運資金減少。

務請注意，上述分析僅供參考之用，並不擬訂作為　貴集團於完成後之財務狀況之聲明。

推薦意見

經考慮以上因素及理由後，吾等認為(i)股份購買協議之條款乃按一般商業條款訂立，且就獨立股東而言實屬公平合理；及(ii)收購事項乃於　貴公司日常業務過程中訂立，符合　貴公司及股東之整體利益。因此，吾等推薦獨立董事委員會建議獨立股東投票贊成將於股東特別大會提呈以批准股份購買協議及其項下擬進行交易之有關普通決議案，且吾等亦建議獨立股東就此投票贊成有關決議案。

此致

安寧控股有限公司
獨立董事委員會及獨立股東　台照

代表
粵海證券有限公司
負責人員
忻若琪

二零零八年四月十四日

1. 本集團財務資料概要

摘錄自本公司相關年報之本集團截至二零零七年十二月三十一日，二零零六年十二月三十一日及二零零五年十二月三十一日止三個財政年度之經審核綜合財務資料載列如下：

綜合收益表

截至十二月三十一日止年度

	二零零七年	二零零六年	二零零五年
	千港元	千港元	千港元
收入	266,027	227,206	242,536
銷售成本	(109,266)	(97,521)	(110,221)
毛利	156,761	129,685	132,315
其他收入及收益	6,558	5,103	5,859
銷售及分銷費用	(81,967)	(72,231)	(68,359)
行政費用	(66,651)	(66,200)	(74,041)
其他經營收入淨額	58,565	2,509	16,631
重估物業公允值收益／(虧損)及撥回重估虧絀淨額	(10,332)	12,545	6,397
融資成本	(1,291)	(1,077)	(969)
應佔聯營公司溢利及虧損	(6,388)	(2,852)	(2,883)
除税前溢利	55,255	7,482	14,950
税項	—	—	43
年內溢利	55,255	7,482	14,993
可分配於：			
本公司權益持有人	52,426	12,047	10,923
少數股東權益	2,829	(4,565)	4,070
	55,255	7,482	14,993
股息	零	零	零
本公司普通股權益持有人應佔每股盈利			
一基本	3.18仙	0.73仙	0.66仙
一攤薄	不適用	不適用	不適用

綜合資產負債表

十二月三十一日

	二零零七年	二零零六年	二零零五年
	千港元	千港元	千港元
非流動資產			
物業、機器及設備	77,303	84,638	80,326
投資物業	113,900	123,900	109,700
預付土地租賃款項	2,986	3,063	3,140
商譽	6,610	6,610	6,610
於聯營公司之權益	17,258	20,511	17,348
可供出售之股本投資	35,448	35,503	35,503
非流動資產總值	253,505	274,225	252,627
流動資產			
存貨	41,359	37,481	34,920
應收賬款	7,161	8,701	7,105
預付款項、按金及其他應收款項	33,656	33,267	37,407
預付土地租賃款項	77	77	77
按公允值計入損益中之股本投資	197,894	154,612	148,736
衍生金融工具	—	104	—
已抵押存款	342	342	342
定期存款	495,798	495,074	515,379
現金及銀行結餘	46,487	27,148	29,246
流動資產總值	822,774	756,806	773,212
流動負債			
應付賬款及其他應付款項	40,973	47,662	55,270
附息銀行及其他借款	4,712	9,268	3,978
債券之即期部份	2,670	4,102	1,684
其他貸款	5,349	5,304	5,230
應付稅項	5,497	5,497	5,497
流動負債總額	59,201	71,833	71,659
流動資產淨值	763,573	684,973	701,553
總資產減流動負債	1,017,078	959,198	954,180

	二零零七年 千港元	二零零六年 千港元	二零零五年 千港元
總資產減流動負債	1,017,078	959,198	954,180
非流動負債			
債券	3,462	3,754	6,673
附息銀行及其他借款	114	206	297
遞延收入	23,015	25,821	27,868
非流動負債總額	26,591	29,781	34,838
資產淨值	990,487	929,417	919,342
權益			
本公司權益持有人應佔權益			
已發行股本	16,507	16,507	16,507
儲備	943,433	885,397	871,428
	959,940	901,904	887,935
少數股東權益	30,547	27,513	31,407
權益總額	990,487	929,417	919,342

2. 本集團截至二零零七年十二月三十一日止年度之經審核綜合財務報表

以下為摘錄自本公司二零零七年年報之本集團截至二零零七年十二月三十一日止年度之經審核綜合財務報表。

綜合收益表

截至二零零七年十二月三十一日止年度

	附註	二零零七年 千港元	二零零六年 千港元
收入	5	266,027	227,206
銷售成本		(109,266)	(97,521)
毛利		156,761	129,685
其他收入及收益	5	6,558	5,103
銷售及分銷費用		(81,967)	(72,231)
行政費用		(66,651)	(66,200)
其他經營收入淨額	6	58,565	2,509
重估物業公允值收益／(虧損)及撥回重估虧絀淨額		(10,332)	12,545
融資成本	7	(1,291)	(1,077)
應佔聯營公司溢利及虧損		(6,388)	(2,852)
除税前溢利	6	55,255	7,482
税項	10	—	—
年內溢利		55,255	7,482
可分配於：			
本公司權益持有人	11	52,426	12,047
少數股東權益		2,829	(4,565)
		55,255	7,482
股息		零	零
本公司普通股權益持有人應佔每股盈利	12		
基本		3.18仙	0.73仙
攤薄		不適用	不適用

綜合資產負債表

二零零七年十二月三十一日

	附註	二零零七年 千港元	二零零六年 千港元
非流動資產			
物業、機器及設備	13	77,303	84,638
投資物業	14	113,900	123,900
預付土地租賃款項	15	2,986	3,063
商譽	16	6,610	6,610
於聯營公司之權益	18	17,258	20,511
可供出售之股本投資	19	35,448	35,503
非流動資產總值		253,505	274,225
流動資產			
存貨	20	41,359	37,481
應收賬款	21	7,161	8,701
預付款項、按金及其他應收款項	22	33,656	33,267
預付土地租賃款項	15	77	77
按公允值計入損益中之股本投資	23	197,894	154,612
衍生金融工具	24	—	104
已抵押存款	25	342	342
定期存款		495,798	495,074
現金及銀行結餘	25	46,487	27,148
流動資產總值		822,774	756,806
流動負債			
應付賬款及其他應付款項	26	40,973	47,662
附息銀行及其他借款	27	4,712	9,268
債券之即期部分	29	2,670	4,102
其他貸款	30	5,349	5,304
應付稅項		5,497	5,497
流動負債總額		59,201	71,833
流動資產淨值		763,573	684,973
總資產減流動負債		1,017,078	959,198

	附註	二零零七年 千港元	二零零六年 千港元
總資產減流動負債		1,017,078	959,198
非流動負債			
債券	29	3,462	3,754
附息銀行及其他借款	27	114	206
遞延收入		23,015	25,821
非流動負債總額		26,591	29,781
資產淨值		990,487	929,417
權益			
本公司權益持有人應佔權益			
已發行股本	32	16,507	16,507
儲備	34(a)	943,433	885,397
		959,940	901,904
少數股東權益		30,547	27,513
權益總額		990,487	929,417

綜合權益變動表

截至二零零七年十二月三十一日止年度

	本公司權益持有人應佔									少數股東權益	權益總額
	已發行股本	股份溢價	資本贖回儲備	特殊儲備	物業重估儲備	可供出售股本投資重估儲備	滙率波動儲備	累積虧損	合計		
	千港元	千港元	千港元	千港元 (附註32 (b)(ii))	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零六年一月一日	16,507	1,189,721	478	808,822	3,114	—	1,718	(1,132,425)	887,935	31,407	919,342
重估盈餘	—	—	—	—	1,007	—	—	—	1,007	671	1,678
外滙調整	—	—	—	—	—	—	915	—	915	—	915
直接於權益確認之收入和開支總額	—	—	—	—	1,007	—	915	—	1,922	671	2,593
年內溢利	—	—	—	—	—	—	—	12,047	12,047	(4,565)	7,482
年內收入及開支總額	—	—	—	—	1,007	—	915	12,047	13,969	(3,894)	10,075
於二零零六年十二月三十一日及二零零七年一月一日	16,507	1,189,721	478	808,822	4,121	—	2,633	(1,120,378)	901,904	27,513	929,417
出售土地及樓宇	—	—	—	—	(4,121)	—	—	4,121	—	—	—
可供出售股本投資公允值變動	—	—	—	—	—	(55)	—	—	(55)	—	(55)
於收益表確認之減值虧損	—	—	—	—	—	55	—	—	55	—	55
外滙調整	—	—	—	—	—	—	5,610	—	5,610	205	5,815
直接於權益確認之收入和開支總額	—	—	—	—	(4,121)	—	5,610	4,121	5,610	205	5,815
年內溢利	—	—	—	—	—	—	—	52,426	52,426	2,829	55,255
年內收入及開支總額	—	—	—	—	(4,121)	—	5,610	56,547	58,036	3,034	61,070
於二零零七年十二月三十一日	16,507	1,189,721*	478*	808,822*	—*	—*	8,243*	(1,063,831)*	959,940	30,547	990,487

* 於綜合資產負債表所列之綜合儲備943,433,000港元(二零零六年：885,397,000港元)包括該等儲備賬。

綜合現金流量表

截至二零零七年十二月三十一日止年度

	附註	二零零七年 千港元	二零零六年 千港元
經營業務之現金流量			
除税前溢利		55,255	7,482
經下列各項調整：			
折舊	6	9,710	8,944
遞延收入攤銷	6	(3,335)	(1,852)
預付土地租賃款項之確認	15	77	77
融資成本	7	1,291	1,077
上市證券投資之股息收入	5	(5,122)	(4,765)
利息收入	5	(26,068)	(25,478)
應佔聯營公司溢利及虧損		6,388	2,852
重估投資物業公允值虧損／(收益)淨額	6	18,600	(9,982)
渡假中心及俱樂部物業撥回重估虧絀	6	(8,268)	(2,563)
應計應付款項之撥回	6	(12,570)	(8,060)
應收賬款之減值	6	206	30
其他應收款項之減值	6	–	4,480
出售物業、機器及設備項目之虧損／(收益)	6	(5,168)	66
公允值虧損／(收益)淨額：			
可供出售股本投資(自權益轉撥)	6	55	–
按公允值計入損益中之股本投資	6	(38,147)	2,065
衍生工具－不符合作對沖用途之交易	6	104	(104)
出售按公允值計入損益中之股本投資之收益淨額	6	(4,626)	(1,308)
滙兑收益淨額		(4,516)	(2,615)
		(16,134)	(29,654)
存貨增加		(3,878)	(2,561)
應收賬款減少／(增加)		1,334	(1,626)
預付款項、按金及其他應收款項增加		(955)	(2,458)
應付賬款及其他應付款項增加／(減少)		5,994	(1,087)
用於經營業務之現金		(13,639)	(37,386)
已收利息		27,048	27,566
已收上市證券投資之股息		4,708	4,765
經營業務現金流入／(流出)淨額		18,117	(5,055)

	附註	二零零七年 千港元	二零零六年 千港元
經營業務現金流入／(流出)淨額		18,117	(5,055)
投資活動之現金流量			
購買物業、機器及設備項目		(1,924)	(9,070)
購買投資物業		(586)	(18)
購買按公允值計入損益中之股本投資		(11,527)	(15,262)
聯營公司借款		(1,063)	(5,446)
出售物業、機器及設備項目所得款項		13,000	6
出售按公允值計入損益中之股本投資所得款項		11,018	8,629
購入時原到期日超過三個月之非抵押定期存款增加／(減少)		224,365	(77,278)
投資活動之現金流入／(流出)淨額		233,283	(98,439)
融資活動之現金流量			
新增銀行貸款		55,153	42,840
償還銀行貸款		(59,710)	(37,550)
贖回債券		(1,650)	(670)
融資租賃款項之本金部分		(91)	(91)
已付利息		(949)	(718)
融資活動之現金流入／(流出)淨額		(7,247)	3,811
現金及現金等值增加／(減少)淨額		244,153	(99,683)
年初之現金及現金等值		27,148	126,829
外幣滙率變動影響淨額		275	2
年終之現金及現金等值		271,576	27,148
現金及現金等值結餘之分析			
現金及銀行結餘		46,487	27,148
購入時原到期日少於三個月之非抵押定期存款		225,089	–
		271,576	27,148

資產負債表

二零零七年十二月三十一日

	附註	二零零七年 千港元	二零零六年 千港元
非流動資產			
物業、機器及設備	13	324	271
投資物業	14	128,400	127,900
於附屬公司之權益	17	225,610	224,780
於聯營公司之權益	18	347	322
非流動資產總值		354,681	353,273
流動資產			
按公允值計入損益中之股本投資	23	177,201	143,381
預付款項、按金及其他應收款項	22	6,145	6,655
已抵押存款	25	342	342
定期存款		495,798	495,074
現金及銀行結餘	25	6,070	4,553
流動資產總值		685,556	650,005
流動負債			
其他應付款項	26	4,205	2,408
應付附屬公司款項	17	45,275	54,974
流動負債總額		49,480	57,382
流動資產淨值		636,076	592,623
資產淨值		990,757	945,896
權益			
已發行股本	32	16,507	16,507
儲備	34(b)	974,250	929,389
權益總額		990,757	945,896

財務報表附註

二零零七年十二月三十一日

1. 公司資料

安寧控股有限公司是一家在香港註冊成立之有限公司。本公司之註冊辦事處地址為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室。

年內，本集團從事下列主要業務：

- 批發及零售時裝及飾物
- 經營電訊業務
- 經營渡假中心及俱樂部
- 投資控股及證券買賣

2.1 編製基準

本財務報表乃按照香港會計師公會頒佈之《香港財務報告準則》(「香港財務報告準則」)(包括所有《香港財務報告準則》、《香港會計準則》(「香港會計準則」)及《詮釋》)、香港公認之會計原則及《香港公司條例》之規定而編製。除按公允值計算之投資物業、土地及樓宇、渡假中心及俱樂部物業、股本投資及衍生金融工具外(於附註2.4中進一步說明)，本財務報表乃按原值成本法編製。本財務報表以港元(「港元」)呈列，而除另有指明者外，所有金額均四捨五入至最接近千位。

綜合賬目基準

綜合財務報表包括本公司及其附屬公司(統稱「本集團」)截至二零零七年十二月三十一日止年度之財務報表。附屬公司之業績乃於收購日期(即本集團取得控制權之日期)起綜合計算，並繼續綜合列賬直至該等控制權終止為止。集團內各公司間之所有重大交易及結餘已於綜合賬目時對銷。

少數股東權益指非由本集團持有之外界股東應佔本公司附屬公司之業績及資產淨值。

2.2 新訂及經修訂香港財務報告準則之影響

本集團於本年度財務報表內首次採納以下新增及經修訂香港財務報告準則。除若干情況下，引致應用新增及經修訂會計政策及額外披露外，採納該等新增及經修訂準則及詮釋對本財務報表並無影響。

香港財務報告準則第7號	金融工具：披露
香港會計準則第1號(修訂)	資本披露
香港(國際財務報告詮釋委員會)－詮釋第8號	香港財務報告準則第2號之範圍
香港(國際財務報告詮釋委員會)－詮釋第9號	重估內含衍生工具
香港(國際財務報告詮釋委員會)－詮釋第10號	中期財務報告及減值

採納該等新增及經修訂香港財務報告準則之主要影響如下：

(a) 香港財務報告準則第7號 *金融工具：披露*

該準則規定作出披露以允許財務報表使用者能評估本集團金融工具之重要性以及該等金融工具所產生之風險性質及範圍。該等新披露貫徹載列於本財務報表內。由於對本集團之財務狀況或經營業績並無影響，比較資料已予載入／經修訂（如適用）。

(b) 香港會計準則第1號（修訂） *財務報表之呈列－資本披露*

該修訂規定本集團作出披露以允許財務報表之使用者能夠評估本集團管理資本之目標、政策及過程。該等新披露已載於本財務報表之附註內。

(c) 香港（國際財務報告詮釋委員會）－詮釋第8號 *香港財務報告準則第2號之範圍*

該詮釋規定，香港財務報告準則第2號須適用於本集團無法明確識別部分或所有已收到貨物或服務之任何安排，而本集團就該等安排授出權益工具或產生負債（基於本集團權益工具之價值）作為交易代價，而該等安排所收到貨物或服務之價值少於所授出權益工具或所產生負債之公允值。由於本公司只根據其購股權計劃向本集團僱員（包括執行董事）就其提供之特定服務授出權益工具，故該詮釋對本財務報表並無影響。

(d) 香港（國際財務報告詮釋委員會）－詮釋第9號 *重估內含衍生工具*

該詮釋規定，本集團首次成為合約訂約方之日期，即為評估內含衍生工具是否須要與主合約分開而作為衍生工具列賬之日期，並僅當合約之修改大幅改變現金流量時方可進行重估。由於本集團並無按規定須與主合約分開列賬之內含衍生工具，故該詮釋並無對本財務報表產生影響。

(e) 香港（國際財務報告詮釋委員會）－詮釋第10號 *中期財務報告及減值*

本集團已於二零零七年一月一日起採納該詮釋，而該詮釋規定於過往中期報告期間就商譽確認之減值虧損或分類為可供出售權益工具或按成本列賬之金融資產所確認之減值虧損，其後不得撥回。由於本集團過往並無就該等資產撥回減值虧損，故該詮釋不會對本集團之財務狀況或經營業績產生影響。

2.3 已頒佈但尚未生效之香港財務報告準則之影響

本集團並未於本財務報表內應用下列已頒佈但尚未生效之新訂及經修訂香港財務報告準則。

香港財務報告準則第2號（修訂）	*以股權支付*[1]
香港財務報告準則第8號	*營運分類*[1]
香港會計準則第1號（修訂）	*財務報表呈列*[1]
香港會計準則第23號（修訂）	*借貸成本*[1]
香港（國際財務報告詮釋委員會）－詮釋第11號	*香港財務報告準則第2號－集團及庫存股份交易*[2]
香港（國際財務報告詮釋委員會）－詮釋第12號	*服務特許權安排*[4]

香港(國際財務報告詮釋委員會)－詮釋第13號	客戶忠誠計劃[3]
香港(國際財務報告詮釋委員會)－詮釋第14號	香港會計準則第19號－定額利益資產之限額、最低資本規定及其相互配合關係[4]
香港財務報告準則第3號(修訂)	業務合併[5]
香港會計準則第27號(修訂)	綜合及獨立財務報表[5]

1　於二零零九年一月一日或之後開始之年度期間生效
2　於二零零七年三月一日或之後開始之年度期間生效
3　於二零零八年七月一日或之後開始之年度期間生效
4　於二零零八年一月一日或之後開始之年度期間生效
5　於二零零九年七月一日或之後開始之年度期間生效

修訂後之香港財務報告準則第2號規範了「歸屬條件」為包括明確或未直接載明提供服務之要求。其餘任何條件均為非歸屬條件，該等條件需在評估權益工具之公允值時予以考慮。當在本實體或其對方的制下，非歸屬條件未能履行時，相應獎勵計劃便不能行使，這種情況視之為取消。由於本集團未提供任何附帶非歸屬條件以股權支付之計劃，故預期該修訂不會對本集團構成任何財務影響。

香港財務報告準則第8號將取代香港會計準則第14號*分類報告*，具體説明實體應如何報告有關其營運分類資料，並以公司主要營運決策人可用作分配資源予有關分類及評估其表現之組成實體資料為依據。有關準則亦規定，披露分類內所提供產品及服務之資料、本集團經營所在地區及來自本集團主要客戶之收益。本集團預期於二零零九年一月一日起採納香港財務報告準則第8號。

經修訂後之香港會計準則第1號將股東權益及非股東權益變動分開。權益變動表僅載有與股東有關交易之詳情，並於同一行呈列所有非股東之權益變動。此外，該準則亦引入綜合收益表：呈列所有確認為溢利或虧損之收入及開支，及其他所有已確認收入及開支項目(無論以單一報表或以兩份相連報表呈列)。本集團正在評估是否採用單一或兩份報表。

修訂後之香港會計準則第23號規定將購置、建造或生產符合條件之資產直接相關之借貸成本予以資本化。根據修訂準則之過渡性條文，本集團將於二零零九年一月一日或之後起採用該修訂準則，資本化附合條件資產之有關借貸成本。

香港(國際財務報告詮釋委員會)－詮釋第11號規定，僱員獲授本集團權益工具之安排須列為權益交易計劃，即使該等工具乃由本集團向其他人士購買或由股東提供。香港(國際財務報告詮釋委員會)－詮釋第11號亦規定在涉及本集團內部兩個或以上實體以股權為付款基礎交易之會計方法。由於本集團現時並無有關交易，故有關詮釋不可能對本集團產生任何財務影響。

香港(國際財務報告詮釋委員會)－詮釋第12號規定，公共對私人服務特許權安排之經營者須按照合約安排之條款將換取建築服務而已收取或應收取之代價確認為金融資產及／或無形資產。香港(國際財務報告詮釋委員會)－詮釋第12號亦提出，在政府或公營實體授予興建提供及／或供應公共服務之基建項目合約時，經營者應如何應用現有香港財務報告準則將當中由服務特許權安排所產生之責任及權利入賬。由於本集團現時並無有關安排，故該詮釋不可能對本集團產生任何財務影響。

香港(國際財務報告詮釋委員會)－詮釋第13號規定，客戶所獲授予作為銷售交易一部分之忠誠獎勵優惠，須作該銷售交易之獨立部分列賬。銷售交易所收取之代價須在忠誠獎勵優惠與銷售其他部分之間作分配。有關分配至忠誠獎勵優惠之款額乃經參考其公允值而釐定，並在有關獎勵可贖回或負債可另行撤銷前予以遞延。

香港(國際財務報告詮釋委員會)－詮釋第14號提出，根據香港會計準則第19號*僱員福利*，如何評估有關定額福利計劃(特別是存在最低供款規定時)未來供款之退款或扣減款額可確認為資產之限額。

由於本集團現時並無客戶忠誠獎勵優惠及定額福利計劃，故香港(國際財務報告詮釋委員會)－詮釋第13號及香港(國際財務報告詮釋委員會)－詮釋第14號並不適用於本集團，故不可能對本集團產生任何財務影響。

修訂後之香港財務報告準則第3號闡述了有關企業合併會計處理之一系列變動，該等變動將影響企業合併中商譽金額之確認；企業合併發生期間及以後期間呈報之業績。修訂後之香港會計準則第27號規定附屬公司擁有權益之變動需視作權益交易處理。因此，該變動並無影響商譽，亦不會由此產生相應的溢利或虧損。此外，上述修訂後的準則對附屬公司產生的虧損以及對附屬公司喪失控制權等交易事項之會計處理也作出相應之更改。本集團將於未來採用修訂後之香港財務報告準則第3號以及香港會計準則第27號中所涉及之變動，此等變動將影響本集團之日後收購及與少數股東間之交易。

2.4 主要會計政策概要

附屬公司

附屬公司為本公司直接或間接控制其一半以上投票權或持有一半以上已發行股本或控制其董事會組成之實體；或本公司擁有契約權利可支配其財務及營運政策。

附屬公司之業績已計入本公司收益表，惟以已收及應收股息為限。本公司於附屬公司之權益乃按成本減任何減值虧損列賬。

聯營公司

聯營公司為非附屬公司或共同控制公司而本集團一般長期持有不少於20%之股份投票權及可對其管理發揮重大影響力之公司。

本集團於聯營公司之權益乃按權益會計法計算本集團應佔之資產淨值減去任何減值虧損後，於綜合資產負債表內列賬。本集團應佔聯營公司之收購後業績及儲備分別計入綜合收益表及綜合儲備內。本集團與其聯營公司交易所產生之未實現收益及虧損，均按本集團於聯營公司所佔的權益比率撤銷，除非未變現虧損額顯示已轉讓資產出現減值。收購聯營公司所產生而過往未於綜合儲備內撤銷或確認之商譽計入本集團於聯營公司權益內。

本公司收益表所列聯營公司之業績，乃按已收及應收之股息入賬。本公司於聯營公司之權益列非流動資產，並以成本值減任何減值虧損入賬。

商譽

收購附屬公司及聯營公司產生之商譽，指業務合併成本超逾本集團於收購當日所佔收購對象之可資識別資產、負債及或然負債之公允淨值之差額。

於二零零五年一月一日或之後之收購協議產生之商譽

收購產生之商譽於綜合資產負債表內確認為一項資產，最初按成本計算，其後以成本減任何累計減值虧損入賬。就聯營公司而言，商譽均包括於其賬面值內，而非於綜合資產負債表列作個別資產。

商譽賬面值每年進行減值審查或倘於事件或情況之變動顯示商譽賬面值可能出現減值時，則更加頻密地進行減值審查。本集團於十二月三十一日對商譽進行年度減值審查。就減值審查而言，業務合併產生之商譽由收購日期起分配至本集團預期會從業務合併中獲得協同效益的現金產生單位(或現金產生單位組別)，不論本集團其他資產或負債是否已分配至有關單位或單位組別。

本集團乃通過評估與商譽相關之現金產生單位(現金產生單位組別)之可收回金額釐定減值。當現金產生單位(現金產生單位組別)之可收回金額低於其賬面值時，減值虧損將予確認。任何已確認之商譽減值虧損不可在以後期間撥回。

當商譽成為一個現金產生單位(現金產生單位組別)的一部分而該單位的部分業務被出售時，與出售該業務相關之商譽將計入該業務之賬面值內，以釐定出售該業務的收益或虧損。在這情況下出售之有關商譽金額將以被出售業務和現金產生單位的保留部分的相對價值為基礎作計算。

以往於綜合資本儲備中撇銷之商譽

於二零零一年採納香港會計師公會之會計實務準則第30號「*業務合併*」(會計實務準則第30號)前，收購產生之商譽乃於收購年度在綜合資本儲備中撇銷。於採納香港財務報告準則第3號後，該商譽維持於綜合資本儲備內撇銷，及倘商譽有關之全部或部分業務被出售或倘商譽有關之現金產生單位出現減值時，均不會於收益表內確認。

非金融資產(商譽除外)之減值

倘出現任何減值跡象，或為一項資產進行年度減值審查(存貨、金融資產、投資物業及商譽除外)，則會估計該項資產之可收回金額。除非某類資產不能獨立於其他資產或多項資產產生現金流量(在此情況下，可收回金額按資產所屬之現金產生單位釐定)，否則資產的可收回金額按資產或現金產生單位之使用價值與其公允值減銷售成本之較高者計算，並按個別資產釐定。

當資產的賬面值超過其可收回金額時，減值虧損方予確認。評估使用價值時是以除稅前之折扣率計算預計未來之現金流量的現值，而該折扣率反映當時市場對金錢之時間價值之評估及該項資產的特有風險。減值虧損於產生期間自損益表內符合減值資產功能之開支類別內扣除，除非該資產以重估價值列賬，在此情況下，則減值虧損按重估資產相關之會計政策處理。

於每個報告日會評估是否有跡象顯示之前已確認的減值虧損不再存在或減少。倘出現該等跡象，則會估計其可回收金額。當用以釐定資產的可回收金額的估計出現變動時，過往已確認之資產減值虧損(商譽除外)可予以撥回，惟撥回金額不得超過倘過往年度並無就該資產確認減值虧損而釐定的賬面值(經扣除任何折舊／攤銷)。減值虧損撥回於產生期間計入收益表內，除非該資產以重估價值列賬，在此情況下，則減值虧損撥回按重估資產相關之會計政策處理。

關連人士

如屬以下情況，任何一方即被視為本集團之關連人士：

(a) 該方透過一家或多家中介公司，直接或間接(i)控制本集團，受本集團控制或與本集團受同一方控制；(ii)於本集團擁有權益，並可藉該權益對本集團行使重大影響力；或(iii)共同控制本集團；

(b) 該方為聯營公司；

(c) 該方為共同控制公司；

(d) 該方為本集團或其母公司的主要管理人員其中一名成員；

(e) 該方為(a)或(d)所述之任何人士的近親；

(f) 該方為一家實體，直接或間接受(d)或(e)所述之任何人士控制或共同控制，或(d)或(e)所述之任何人士直接或間接對該實體行使重大影響力或擁有重大投票權；或

(g) 該方為本集團或屬於其關連人士之任何實體的僱員福利而設之離職福利計劃參與者。

物業、機器及設備與折舊

物業、機器及設備乃按成本或估值減累計折舊及任何減值虧損列賬。一項物業、機器及設備項目之成本包括其購買價及將該項資產達致運作之狀況及地點作其擬定用途而產生之任何直接相關成本。物業、機器及設備項目投入運作後產生的開支，如修理與保養費用等，一般均會計入該等支出產生期間的收益表內。倘能清楚證明該等開支可導致日後因使用該項物業、機器及設備而獲得之經濟利益有所增加，並能可靠地估計該項目成本，則將該等開支資本化，作為有關資產的額外或重置成本。

估值需頻密進行，以確保重估資產之公允值不會與其賬面值出現重大差異。物業、機器及設備價值之變動均計入為資產重估儲備之變動。倘該儲備之總額按個別資產基準釐定不足以抵銷虧絀，則於收益表內扣除超逾儲備之虧絀。任何其後之重估盈餘計入收益表，惟以曾扣除之虧絀金額為限。於出售經重估之資產時，就過往估值所變現之有關資產重估儲備則列作儲備變動並直接轉撥至保留盈利／累計虧損。

折舊乃按個別物業、機器及設備項目按下列之估計可使用年期以直線法攤銷其成本或估值至其剩餘價值：

土地及樓宇(附註)	按尚餘租約年期
渡假中心及俱樂部物業	按尚餘租約年期
租賃物業裝修	按尚餘租約年期或5至6年(以較短者為準)
傢具、裝置及設備	2至7年
通訊設備	6年
車輛	3至5年

附註：　這代表位於租賃土地上之樓宇，而有關租賃土地及樓宇成分之公允值，不可於各租賃開始之初可靠地區分。

當一項物業、機器及設備之各部分有着不同之可使用年期，則各部分之成本或估值將按合理基礎分配，而每部分將作獨立折舊。

剩餘價值、可使用年期和折舊方法於每個結算日進行檢討和調整(倘適用)。

當一項物業、機器及設備項目出售或估計日後其使用或出售不再獲得經濟效益時，將終止確認。因出售或報廢資產所得之任何損益於其終止確認年度計入收益表，金額乃出售有關資產銷售所得款項淨額與其賬面值之差額。

投資物業

投資物業是以獲得租金收入及／或資本增值為目的(而非用以生產、提供產品或服務、行政用途；或於一般業務過程中可供出售)而持有之土地及樓宇(包括根據經營租賃持有之物業可另行符合投資物業之定義)。有關物業最初按成本入賬(包括交易成本)，經首次確認後，投資物業於結算日按反映市場情況之公允值列賬。

投資物業公允值變動所產生之損益均計入產生年度之收益表內。

投資物業報廢或出售的損益在報廢或出售年度之收益表內予以確認。

租賃

凡將資產所有權(法定業權除外)之絕大部分回報與風險撥歸本集團之租賃列為融資租賃。於融資租賃訂立時，租賃資產成本按最低應付租金之現值資本化，並連同債項(不包括利息部分)列賬，以反映購買及融資事項。以資本化融資租賃持有之資產計入物業、機器及設備類別內，並按租賃年期及其估計可使用年期(以較短者為準)折舊。租賃之融資成本從收益表中扣除，以便在租賃年期內反映一致的定期費用率。

透過融資性質之分期付款合同購入之資產均列為融資租賃處理，惟按其估計可使用年期進行折舊。

凡資產所有權之大部分回報與風險仍歸於出租人之租賃，均視作經營租賃。倘本集團為出租方，則按經營租賃出租之資產計入非流動資產中，而根據經營租賃應收之租金則按租賃年期以直線法於收益表內確認為收入。倘本集團為承租方，則根據經營租賃應付之租金(扣除從出租方收取之任何優惠)按租賃年期以直線法於收益表中確認為費用。或然租金於產生期間在收益表中扣除。

根據經營租賃預付之土地租賃款項最初以成本值入賬，其後以直線法按租賃年期確認。當租賃款項不能可靠地以土地及樓宇成份分配，整筆租賃款項將列作融資租賃處理，及列作物業、機器及設備類別內之土地及樓宇成本內。

投資及其他金融資產

根據香港會計準則第39號範疇下之金融資產分類為按公允值計入損益中之金融資產、貸款及應收賬款、及可供出售之金融資產(視適用情況而定)。金融資產於首次確認時以公允值計算，而並非按公允值計入損益中之投資，則另外包括直接應佔交易成本。

於首次成為合約之訂約方時，本集團會評估該合約是否為內含衍生工具。若分析顯示內含衍生工具之經濟特徵與風險與主合約並無密切關係，則該等內含衍生工具需與主合約分開處理。僅當合約條款之修改導致原有現金流量大幅變動時，方才進行重估。

本集團於首次確認後釐定其金融資產分類，並在容許及適當之情況下於結算日重新評估有關分類。

所有一般金融資產之買賣，概於交易日(即本集團承諾購買或出售該資產之日期)予以確認。一般買賣乃指按照一般市場規定或慣例在一定期間內交付資產之金融資產買賣。

按公允值計入損益中之金融資產

按公允值計入損益中之金融資產包括持作買賣用途之金融資產。金融資產如以短期出售為目的而購買，概分類為持作買賣用途。衍生工具均分類為持作買賣用途，惟被指定作有效對沖用途工具除外。持作買賣用途之投資所產生之損益於收益表中確認。於收益中確認之公允值損益淨額並不包括該等金融資產按下文「收益確認」所載政策確認之任何股息或利息。

貸款及應收賬款

貸款及應收賬款為具有固定或可議定付款，但於交投活躍市場並無報價的非衍生金融資產。該等資產其後使用實際利息按攤銷成本減任何減值撥備計算。計算攤銷成本時，將考慮任何收購折讓或溢價，並包括屬於實際利率及交易成本組成部分之費用。該等貸款及應收賬款於被終止確認、出現減值或進行攤銷時產生之損益於收益表確認。

可供出售金融資產

可供出售金融資產乃分類作可出售或不能分類作其他兩類，且屬上市及非上市股本證券之非衍生金融資產。在首次確認後，可供出售金融資產按公允值計算，其損益則在權益中獨立確認，直至有關投資被終止確認或被釐定出現減值時、則過往在權益中列賬之累計損益會計入收益表內。

由於(a)有關投資之合理公允值之估計範圍存在重大之可變性或(b)未能合理地評估有關範圍內可能出現之多項估計及用以估算公允值，至使非上市股權證券之公允值不能可靠地計算時，有關證券會按成本值減任何減值虧損列賬。

公允值

在有規模金融市場內交投活躍之投資之公允值乃參考結算日之市場收市買入報價釐定。對於並無活躍交投市場之投資，公允值將採用估值方法來釐定。該等方法包括採用近期所進行之公平市場交易、參考其他大致類同工具之現行市場價格、現金流量折現分析和其他估價模式。

金融資產減值

本集團於各結算日評估是否有客觀跡象顯示一項金融資產或一組金融資產出現減值情況。

以攤銷成本計算之資產

倘有客觀跡象顯示以攤銷成本計算之貸款及應收賬款已產生減值虧損，資產之賬面值與其估計未來現金流量(不包括尚未產生之未來信貸損失)以資產原有實際利率(即於首次確認時計算之實際利率)折算之現值之差額確認為減值虧損。有關資產之賬面值可通過直接沖減或通過撥備賬目作出扣減。有關減值虧損於收益表中確認。貸款及應收款項連同任何相關撥備，於並無收回之實際預期及所有抵押品已被變現或被轉讓予本集團時予以撇銷。

倘若以後期間減值虧損的金額減少，而減少之原因能客觀地與減值確認後所發生之事件相聯，則先前確認之減值虧損可透過調整撥備金額予以撥回。任何減值虧損之其後撥回將於收益表內確認入賬，惟該資產之賬面值不得超過其於回撥當日之攤銷成本。

就貿易及其他應收賬項而言，若有客觀跡象(如債務人很可能喪失償債能力或面臨重大財務困難，及技術、市場經濟或法律環境出現重大變動對債務人造成不利影響)顯示本集團將無法根據發票原定條款收回全部到期欠款，則作出減值撥備。應收賬項的賬面值可通過撥備賬目作出抵減。已減值債務被評估為不可收回時，即取消確認。

以成本計算之資產

倘有客觀跡象顯示並非以公允值入賬(因無法可靠地計算其公允值)之無市場報價股本工具產生減值虧損，虧損金額乃為有關資產之賬面值與以同類金融資產估計未來現金流量現值(按目前市場利率折讓)之差異。有關資產之減值虧損不可撥回。

可供出售之金融資產

倘一項可供出售之資產出現減值，其成本值(扣除任何本金付款及攤銷)與其目前公允值之差額，在扣減以往在收益表中確認之任何減值虧損後會由權益轉撥至收益表。當可供出售股本投資之公允價值顯著或持續下降至低於其成本，或有其他客觀證據表明資產已發生減值的情況時，則作出減值撥備。「顯著」或「持續」的定義需要判斷。此外，本集團評估其他因素，如股份價格波動等。分類為可供出售之權益工具產生之減值虧損不可於收益表中撥回。

終止確認金融資產

一項金融資產(或一項金融資產之一部分或一組同類金融資產之一部分)在下列情況將終止確認：

- 收取該項資產所得現金流量之權利經已屆滿；
- 本集團保留收取該項資產所得現金流量之權利，惟須根據一項「過渡」安排，在未有嚴重延緩之情況下，已就有關權利全數承擔付款予第三者之責任；或
- 本集團已轉讓其收取該項資產所得現金流量之權利，並(a)已轉讓該項資產之絕大部分風險及回報；或(b)並無轉讓或保留該項資產絕大部分風險及回報，但已轉讓該項資產之控制權。

本集團凡轉讓其收取該項資產所得現金流量之權利，但並無轉讓或保留該項資產之絕大部分風險及回報，且並無轉讓該項資產之控制權，該項資產將確認入賬之金額，以本集團持續參予該項資產之程度計算。如持續參予之形式為本集團就已轉讓資產作出之一項擔保，則已轉讓資產乃以該項資產之原賬面值及本集團或須償還之代價金額上限(以較低者為準)計算。

以書面及／或購入期權(包括一項現金結算期權或同類條款)方式持續參與之已轉讓資產，本集團持續參與之程度為本集團可能回購之已轉讓資產金額，惟以公允值計算之一項資產屬書面認沽期權(包括一項現金結算期權或同類條款)，本集團之持續參與程度則限於已轉讓資產之公允值與期權行使價兩者中較低者。

以攤銷成本計算之金融負債(包括附息貸款及借貸)

金融負債包括應付賬款及其他應付款項、債券、及附息貸款及借貸及其他借款，初步按公允值減直接應佔交易成本確認入賬。其後利用實際利息法按攤銷成本計算，惟倘折讓影響並不重大，則按成本列賬。有關利息開支於損益表「融資成本」內確認。

於負債終止確認時或透過攤銷過程產生之有關損益於收益表中確認入賬。

財務擔保合約

香港會計準則第39號範圍內之財務擔保合約被分類為財務負債。一份財務擔保合約初始按其公允值減去因收購或發出財務擔保合約所直接產生之應佔交易成本進行確認，除非此合同是以公平值

計入損益中。初始確認之後，本集團將按以下兩者之中較高者計量此財務擔保合約：(i)根據香港會計準則第37號「*撥備，或然負債及或然資產*」所確定之金額；及(ii)初始確認金額減去根據香港會計準則第18號「*收入*」所確認之累計攤銷額(如適用)。

終止確認金融負債

當金融負債已獲履行、取消或期滿，本集團終止確認金融負債。

當現有金融負債被來自同一借款人之另一形式所取代，而條款截然不同或現有負債之條款經重大修訂，該取代或修訂將視為終止確認原來負債及確認新負債，而各自賬面值間之差異將於收益表中確認。

衍生金融工具及對沖

本集團採用衍生金融工具如外滙期權合約作對沖外滙波動風險。該等衍生金融工具最初於訂立衍生工具合約之日按公允值確認，其後按公允值重新計量。當衍生工具之公允值為正數時，均作資產入賬；當公允值為負數時，則作為負債入賬。

任何不符合作對沖會計處理之衍生工具之公允值變動所產生之損益即時於損益表中確認。

外滙期權合約之公允值乃參考到期概況類似合同之現時遠期匯率而釐定。

存貨

存貨按成本值及可變現淨值兩者中較低者列賬。成本值按先進先出方法或實際基準釐定，並包括購貨之票面值及運費、保險及付運成本(如適用)。可變現淨值乃按估計售價減完成銷售所需之任何估計成本計算。

現金及現金等值

就綜合現金流量報表而言，現金及現金等值包括可隨時轉換為已知數額現金，並承受價值變動風險甚微之手頭現金、活期存款及短期高流通性投資，一般於購入後三個月內到期，減除須應要求償還及構成本集團現金管理整體部分之銀行透支。

就資產負債表而言，現金及銀行結餘包括手頭現金及銀行存款(包括定期存款)，其用途並無限制。

撥備

倘因過往事宜產生目前須負責任(法定或推定)及將來可能需要付出經濟利益以償還有關責任，則撥備予以確認，惟該責任之金額須能夠可靠地予以估計。

倘折現之影響屬重大者，確認為撥備之款項為於結算日預期所需償還債務之現值金額。當折現值隨時間而有所增加，有關增幅計入收益表之融資成本。

所得稅

所得稅包括即期及遞延稅項。所得稅於收益表中確認，倘所得稅關乎同一或不同期間直接於權益確認之項目，則於權益內確認。

即期及過往期間之流動稅務資產及負債按預期能從稅局收回或須支付予稅局之金額計算。

遞延稅項乃採用負債法計算，就於結算日之資產及負債之計稅基準及該等項目用作財務滙報用途之賬面值兩者間所有暫時性差額作出撥備。

就一切暫時應課稅差額予以確認為遞延稅項負債，除非：

- 於商譽或一宗交易中(並非業務合併)首次確認之資產或負債(於交易時並不影響會計溢利或應課稅溢利或虧損)所產生之遞延稅項負債；及
- 就投資於附屬公司及聯營公司權益時產生之應課稅暫時差額，倘若撥回暫時差額之時間可以控制及暫時差額不甚可能在可見將來撥回。

所有可予扣減暫時差額、未動用稅項抵免及未動用稅項虧損結轉之遞延稅項資產，僅在有足夠應課稅溢利作為抵銷，致使可予扣減暫時差額、未動用稅項抵免及未動用稅項虧損得以應用之情況下，可確認為遞延稅項資產，除非：

- 關乎於一宗交易(並非業務合併)中首次確認之資產或負債(於交易時並不影響會計溢利或應課稅溢利或虧損)所產生之可予扣減暫時差額之遞延稅項資產；及
- 就投資附屬公司及聯營公司權益時產生之可予扣減暫時差額，僅於暫時差額可能會在可見將來撥回及將有應課稅溢利作為抵銷之情況下，才確認遞延稅項資產。

遞延稅項資產之賬面值乃於各結算日進行審閱及扣減，相應扣減之金額以不可能有足夠應課稅溢利以應用全部或部分遞延稅項資產為止。相反，先前未確認之遞延稅項資產乃於可能獲得足夠應課稅溢利以應用全部或部分遞延稅項資產之情況下予以重新評估及確認。

遞延稅項資產及負債乃根據於結算日已實施或實際上已實施之稅率(及稅務法例)，按變現資產或清償負債之期間預期適用之稅率予以估量。

倘若存在可合法強制執行之權利，可以即期稅項資產抵銷即期稅項負債，及遞延稅項與同一課稅實體及同一稅局相關，則遞延稅項資產與遞延稅項負債可互相抵銷。

收入確認

收入於可能為本集團帶來經濟利益及能可靠地計算時予以確認，基準如下：

(a) ***時裝及飾物之批發及零售***

銷售時裝及飾物之收入於擁有權之重大風險及回報均轉予買方時確認；惟本集團已不能就其擁有權作出相關之行政參與；及對售出之貨物亦無有效之控制權。

(b) ***經營電訊業務***

電訊運營包括提供電訊服務及推廣和分銷網絡卡及其他配件。

提供電訊服務

來自提供電訊服務之收益，包括專利服務及網絡商業營運，乃按與國際電訊傳遞商同意之交易數據，於提供服務時確認，並以預計可收回之款額為限。

推廣和分銷網絡卡及其他配件

推廣和分銷網絡卡及其他配件之收益於提供服務以及本集團收取款項之權利已確立時確認。

(c) ***經營渡假中心及俱樂部***

入會費於會籍申請獲接納及並無存在收取會費之重大不明朗因素時確認。年費按會籍之有關期間入賬。提供渡假中心及會所設施、飲食服務及其他服務之收益於送出貨物或提供服務時確認。

(d) ***股息收入***

股息收入於股東收取股息之權利已確立時確認。

(e) ***利息收入***

利息收入以應計方式按實際利率計算，實際利率即將金融工具預計可用年期所收取之估計未來現金收入折算至該金融資產賬面淨值之利率。

(f) ***租金收入***

租金收入按租賃期以時間比例確認，惟另有一基準更能反映有關租賃資產所得之利益則除外。或然租金會於其產生期間，計入收益表。

(g) *顧問、管理及其他服務*

提供顧問、管理及其他服務之收入於提供有關服務及本集團收取款項之權利確立時確認。

僱員福利

退休金計劃

本集團根據強制性公積金條例設立一項定額供款強制性公積金退休福利計劃(「強積金計劃」)，供合資格僱員參加。供款額為僱員基本薪金的若干個百分比，並根據強積金計劃之規則於需支付時在收益表中扣除。強積金計劃之資產與本集團資產分開持有，並由獨立管理基金管理。本集團之僱主供款在注入強積金計劃後，便全數歸於僱員。

除強積金計劃外，本集團亦根據職業退休計劃條例為合資格參與僱員另設有定額供款退休福利計劃。該等另設計劃之運作與強積金計劃相似，惟員工於可全數取得本集團作出之僱主供款前退出計劃，本集團可藉沒收僱員放棄之有關供款以扣減日後應支付之供款。

以股權支付之交易

本公司設立購股權計劃旨在鼓勵及獎賞對本集團業務有所貢獻之合資格參與者。本集團僱員(包括執行董事)以股權支付之交易方式收取薪酬，僱員則提供服務作為股權工具之代價(「權益結算交易」)。

與僱員進行股權支付交易之成本參考工具授出日期之公允值計算。公允值按一般公認之期權定價模式釐定。在計算權益結算交易之價值時，除與本公司股價相聯繫之條件(「市場條件」)外(如適用)，並不考慮任何履行條件。

股權支付交易之成本與權益相應之增加，在表現及／或服務條件得到履行之期間內分期確認，直至相關僱員完全可享有該權利之日(「歸屬日」)。在歸屬日前之每一結算日，就權益結算交易所確認之累計開支反映了歸屬日屆滿之狀況及本集團對於最終將歸屬之權益工具數量之最佳估計。期內於收益表扣除或計入之金額為期初和期末所確認之累計開支之變動。

對於已授出但尚未歸屬之購股權，不會確認任何開支，但視乎市場條件而決定歸屬與否之已授出購股權則除外，對於該類購股權而言，只要所有其他履行條件已經達成，不論市場條件是否達成，均會被視為已歸屬。

倘若以股權支付之購股權之條款有所修改，所確認之開支最少須達到猶如條款並無任何修改之水平。此外，倘若任何修改導致以股權支付之安排之總公允值有所增加，或對僱員帶來其他利益，則應就該等修改於修改日期計算及確認開支。

倘若以股權支付之購股權被註銷，應被視為已於註銷日期歸屬，任何尚未確認之購股權開支，均應立刻確認。然而，若授予新購股權代替已註銷之購股權，並指定為授出當日替代之購股權，則已註銷之購股權及新購股權，均應被視為原有購股權一如前段所述之修改般處理。

計算每股盈利時，未行使購股權之攤薄效應，反映為額外股份攤薄。

本集團已採納香港財務報告準則第2號有關以股權支付的過渡性條文，並只適用於在二零零二年十一月七日後授出但並未於二零零五年一月一日前歸屬，以及在二零零五年一月一日或之後授出之以股權支付之購股權。

借貸成本

借貸成本於其所產生期間於收益表中確認為開支。

外幣

本財務報表以港元呈列，即本公司之功能及呈列貨幣。本集團內之實體各自決定其功能貨幣，各實體之財務報表項目均以所定功能貨幣計算。外幣交易最初按交易日之有關功能貨幣之匯率換算入賬。以外幣為計價單位之貨幣資產及負債，按有關功能貨幣於結算日之匯率重新換算。所有匯兌差額撥往收益表。按原值成本列賬及以外幣結算之非貨幣項目，採用最初交易日期之匯率換算。按公允值列賬及以外幣結算之非貨幣項目，採用釐定公允值日期之匯率換算。

若干海外附屬公司及聯營公司之功能貨幣為港元以外貨幣。於結算日時，有關實體之資產與負債，按結算日之匯率換算為本公司之呈列貨幣，其收益表則按本年度之加權平均匯率換算為港元。因此而產生之匯兌差額計入外匯變動儲備內。出售境外實體時，就該項境外業務在權益中確認之遞延累計金額，將於收益表中確認。

就綜合現金流量表而言，海外附屬公司之現金流量按現金流量日期之滙率換算為港元。海外附屬公司於整個年度經常產生之現金流量則按本年度之加權平均滙率換算為港元。

3. 主要會計判斷及估計

編製本集團財務報表需要管理層作出判斷、估計及假設，而此等將影響於報告日期收入、開支、資產及負債之呈報金額及或然負債之披露。然而，該等假設及估計之不明朗因素可能導致需要對未來有關資產或負債之賬面值作出重大調整。

判斷

於採用本集團之會計政策時，除涉及估計者外，管理層已作出以下對於本財務報表內確認之數額構成最重大影響之判斷：

經營租賃承擔－本集團作為出租人

本集團已對其若干投資物業組合訂立商用物業租約。據本集團之判斷，將保留該等按經營租賃出租物業之全部主要風險及回報之擁有權。

投資物業與業主自用物業間之分類

對於決定一幢物業能否分類為投資物業，本集團已訂出一套判斷準則。投資物業乃持有作收租或升值或同時作收租及升值用途之物業。因此，本集團須考慮一幢物業能否獨立於本集團持有之其他資產而帶來大量現金流量。

作出判斷時，將按個別物業情況決定配套服務所佔比重是否過高，以致物業不符合投資物業標準。

不明朗因素估計

就未來所作主要假設及於結算日其他主要不明朗因素估計之來源，而該等假設及估計會造成須對下一個財政年度內資產及負債賬面值作出重大調整之重大風險均於下文討論。

商譽減值

就商譽減值評估所作之主要假設均列載於財務報表附註16。

可供出售金融資產之減值

本集團將若干資產分類為可供出售金融資產，並在權益中確認其公允值之變動。當公允值出現減值，管理層就減值作評估以決定是否需要確認為減值虧損，並計入損益表中。於截至二零零七年十二月三十一日止年度，本集團已就可供出售金融資產確認55,000港元之減值虧損(二零零六年：無)。

存貨撇減至可變現淨值

管理層於每個結算日審閱存貨之賬齡分析，並就已識別以低於成本出售或不適合出售的過時及滯銷存貨項目作出撥備。該評估過程牽涉估計。管理層相信已於二零零七年十二月三十一日就過時及滯銷存貨作出足夠撥備。

物業公允值之估計

在缺乏活躍市場中同類物業之現時價格時，本集團考慮多方面資料，其中包括：

(a) 不同性質、狀況或地點(或受不同租約或其他合約規限)物業在活躍市場上之現時價格(須就各項差異作出調整)；

(b) 活躍程度稍遜之市場所提供相類物業最近期價格(須按自有關價格成交當日以來經濟狀況出現之任何變化作出調整)；及

(c) 根據對於未來現金流量之可靠估計而作出之折讓現金流量預測。該預測獲現有租約與其他合約之條款及(在可能情況下)外在因素(如地點及狀況相同之類似物業最新市場租值)支持，並採用足以反映現時無法肯定有關現金流量金額及時間之折讓率計算。

本集團估計公允值時之主要假設包括地點及狀況相同之同類物業之現時市場租值、適當之折讓率、預期未來市場租值及未來之維修保養費用。

4. **分類資料**

分類資料以兩個分類方式呈列：(i)按業務分類作主要呈列方式；及(ii)按地區分類作為次要呈列方式。

本集團之經營業務乃根據業務性質及所提供之產品及服務而分開組成及管理。本集團每個業務分類指所提供產品及服務所承受之風險及享有之回報與其他分類業務有別之策略業務單元。業務分類之概要如下：

業務分類	**經營性質**
批發及零售時裝及飾物	時裝及飾物貿易
經營電訊業務	提供電訊服務，以及推廣及分銷網絡卡及其他配件
經營渡假中心及俱樂部	提供渡假中心及俱樂部設施及飲食服務
投資及財務管理	財務管理及持有與買賣投資以獲取短期及長期投資回報

在釐定本集團之地區分類時，收入按客戶所在地劃分，而資產則按資產所在地劃分。

用以進行分類間銷售及轉讓交易之售價，參考向第三方作銷售所採用之現行市價。

(a) **業務分類**

下表呈列本集團截至二零零七年及二零零六年十二月三十一日止年度之業務分類收入、溢利以及若干資產、負債及開支資料。

本集團

	批發及零售時裝及飾物		經營電訊業務		經營渡假中心及俱樂部		投資及財務管理		總額	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分類收入：										
銷售予外界客戶	214,168	174,710	3,535	2,985	17,134	19,268	31,190	30,243	266,027	227,206
其他收入	1,574	2,202	90	7	4,867	2,370	27	524	6,558	5,103
總計	215,742	176,912	3,625	2,992	22,001	21,638	31,217	30,767	272,585	232,309
分類業績	8,040	(11,039)	6,999	(3,397)	4,723	3,725	56,333	11,618	76,095	907
未分配開支									(2,829)	(2,041)
重估投資物業公允值收益／(虧損)淨額	–	–	–	–	(24,100)	8,782	5,500	1,200	(18,600)	9,982
渡假中心及俱樂部物業撥回重估虧絀	–	–	–	–	8,268	2,563	–	–	8,268	2,563
融資成本									(1,291)	(1,077)
應佔聯營公司溢利及虧損	–	–	–	–	(3,087)	(4,571)	(3,301)	1,719	(6,388)	(2,852)
除稅前溢利									55,255	7,482
稅項									–	–
年內溢利									55,255	7,482

本集團

	批發及零售時裝及飾物		經營電訊業務		經營渡假中心及俱樂部		投資及財務管理		總額	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分類資產	101,732	97,568	24,065	18,280	178,765	190,637	754,459	704,035	1,059,021	1,010,520
於聯營公司之權益	—	—	—	—	8,304	8,942	8,954	11,569	17,258	20,511
總資產									1,076,279	1,031,031
分類負債	16,090	14,464	10,233	23,141	42,359	45,970	6,787	3,068	75,469	86,643
未分配負債									10,323	14,971
總負債									85,792	101,614
其他分類資料：										
折舊及攤銷	7,757	7,028	40	107	1,883	1,781	107	105	9,787	9,021
於收益表確認之減值虧損	—	—	—	—	206	30	55	4,480	261	4,510
應計應付款項撥回	—	—	12,570	8,060	—	—	—	—	12,570	8,060
其他非現金開支	—	—	—	26	—	40	1,788	12,038	1,788	12,104
資本開支：										
物業、機器及設備	1,687	8,393	—	10	78	322	159	345	1,924	9,070
投資物業	—	—	—	—	586	18	—	—	586	18
直接於本公司股東權益確認之土地及樓宇重估盈餘	—	1,007	—	—	—	—	—	—	—	1,007

(b) 地區分類

下表呈列本集團截至二零零七年及二零零六年十二月三十一日止年度按地區劃分之收入及若干資產及開支資料。

本集團

	香港		中國大陸		其他亞太地區		其他		總額	
	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
分類收入：										
銷售予外界客戶	262,413	224,132	1,234	3,070	—	4	2,380	—	266,027	227,206
其他分類資料：										
分類資產	906,532	843,390	138,334	155,991	30,946	30,706	467	944	1,076,279	1,031,031
資本開支：										
－物業、機器及設備	1,924	9,060	—	10	—	—	—	—	1,924	9,070
－投資物業	—	—	586	18	—	—	—	—	586	18

5. 收入、其他收入及收益

本集團主要業務為批發及零售時裝及飾物、經營電訊業務、經營渡假中心及俱樂部、及投資及財務管理。收入(亦即本集團之營業額)、其他收入及收益的分析如下：

	二零零七年	二零零六年
	千港元	千港元
收入		
批發及零售時裝及飾物	214,168	174,710
經營電訊業務	3,535	2,985
經營渡假中心及俱樂部	17,134	19,268
上市證券投資之股息收入	5,122	4,765
利息收入	26,068	25,478
	266,027	227,206
其他收入及收益		
租金收入	894	455
管理費	1,014	1,833
其他	4,650	2,815
	6,558	5,103

6. 除稅前溢利

本集團之除稅前溢利經扣除／(計入)下列各項：

	附註	二零零七年 千港元	二零零六年 千港元
銷售存貨成本		108,988	97,272
折舊*	13	9,710	8,944
核數師有關核數服務酬金		1,398	1,315
遞延收入攤銷		(3,335)	(1,852)
預付土地租賃款項之確認*	15	77	77
土地及樓宇之經營租賃租金：			
最低租賃開支		44,884	36,307
或然租金		3,182	1,854
其他應收款項之減值*		—	4,480
應計應付款項之撥回*		(12,570)	(8,060)
公允值虧損／(收益)，淨額：			
可供出售股本投資(自權益撥入)*		55	—
按公允值計入損益中之股本投資*		(38,147)	2,065
衍生工具－不符合作對沖用途之交易*		104	(104)
出售按公允值計入損益中之股本投資之收益淨額*		(4,626)	(1,308)
出售物業、機器及設備項目之虧損／(收益)*		(5,168)	66
租金收入淨額		(890)	(449)
僱員福利開支(包括董事酬金 *(附註8)*)：			
薪金、工資及其他福利		57,009	56,013
定額供款計劃之退休金供款		1,940	2,011
減：被放棄之供款^		—	(48)
		58,949	57,976
滙兌收益淨額*		(8,579)	(8,791)
應收賬款減值		206	30
重估投資物業公允值虧損／(收益)淨額	14	18,600	(9,982)
渡假中心及俱樂部物業撥回重估虧絀	13	(8,268)	(2,563)
存貨可變現淨值之減值		1,000	1,000

* 該等結餘已計入綜合收益表中「其他經營收入淨額」一項。

^ 於二零零七年十二月三十一日，並無被放棄之供款可供本集團用以減少其於未來年度向退休金計劃供款之金額(二零零六年：無)。

7. 融資成本

	本集團	
	二零零七年	二零零六年
	千港元	千港元
須於五年內悉數償還之銀行貸款及透支之利息	935	704
融資租賃之利息	14	14
債券之累增利息	342	359
	1,291	1,077

8. 董事酬金

根據上市規則及香港公司條例第161條須予披露之本年度董事酬金詳情如下：

	本集團	
	二零零七年	二零零六年
	千港元	千港元
袍金	400	400
其他酬金：		
薪金、津貼及實物利益	5,869	5,806
退休金計劃供款	36	36
表現花紅	242	117
	6,147	5,959
	6,547	6,359

於年內，並無購股權或任何其他以股權支付之形式授予董事(二零零六年：無)。

(a) 獨立非執行董事

年內支付予獨立非執行董事之袍金如下：

	二零零七年	二零零六年
	千港元	千港元
趙世曾博士	20	20
陳正博士	20	20
Ian Grant ROBINSON先生	240	240
	280	280

年內，並無其他應付予獨立非執行董事之酬金(二零零六年：無)。

(b) 執行董事及一名非執行董事

	袍金	薪金、津貼及實物利益	退休金計劃供款	表現花紅	薪酬總額
	千港元	千港元	千港元	千港元	千港元
二零零七年					
執行董事：					
梁榮江先生	40	288	12	12	352
吳智明先生	20	3,958	12	165	4,155
梁煒才先生	20	—	—	—	20
楊永東先生	20	1,623	12	65	1,720
	100	5,869	36	242	6,247
非執行董事：					
劉偉檳先生	20	—	—	—	20
	120	5,869	36	242	6,267
二零零六年					
執行董事：					
梁榮江先生	40	288	12	12	352
吳智明先生	20	3,958	12	—	3,990
梁煒才先生	20	—	—	—	20
楊永東先生	20	1,560	12	105	1,697
	100	5,806	36	117	6,059
非執行董事：					
劉偉檳先生	20	—	—	—	20
	120	5,806	36	117	6,079

年內，概無安排致使董事放棄或同意放棄任何酬金。

9. 五位最高薪僱員

年內五位最高薪僱員包括兩位(二零零六年：兩位)董事，其酬金詳情載於上文附註8。其他三位(二零零六年：三位)非董事之最高薪僱員之本年度酬金如下：

	本集團	
	二零零七年	二零零六年
	千港元	千港元
薪金、津貼及實物利益	4,357	4,492
退休金計劃供款	126	144
	4,483	4,636

非董事之最高薪僱員酬金介乎下列範圍之人數：

	僱員人數	
	二零零七年	二零零六年
零—1,000,000港元	1	2
1,000,001港元—1,500,000港元	1	—
2,500,001港元—3,000,000港元	1	1
	3	3

於年內，並無購股權或任何其他以股權支付之形式授予五位最高薪僱員(二零零六年：無)。

10. 税項

由於本公司及其附屬公司於本年度並無產生任何應課税溢利，或承前之過往年度税務虧損足以抵銷本年度產生之應課税溢利，故並無就截至二零零七年十二月三十一日止年度作出香港利得税及海外所得税撥備(二零零六年：無)。

以除稅前溢利，按本公司及附屬公司所在地適用稅率計算之稅項支出與按實際稅率計算之稅項支出之對賬，及以適用稅率與實際稅率之對賬如下：

	本集團			
	二零零七年		二零零六年	
	千港元	%	千港元	%
除稅前溢利	55,255		7,482	
按適用稅率計算之稅項	10,346	18.7	1,716	22.9
毋須課稅之收入	(8,347)	(15.1)	(7,970)	(106.5)
不可扣稅之支出	3,747	6.8	3,749	50.1
未確認之稅項虧損	3,946	7.1	3,723	49.8
應用過往期間之稅項虧損淨額	(9,692)	(17.5)	(1,218)	(16.3)
按本集團實際稅率計算之稅項收入	—	—	—	—

11. 本公司權益持有人應佔溢利

截至二零零七年十二月三十一日止年度本公司股本持有人應佔綜合溢利內包括溢利44,861,000港元(二零零六年：21,163,000港元)已於本公司財務報表內處理(附註34(b))。

12. 本公司普通股權益持有人應佔每股盈利

每股基本盈利乃根據年內本公司普通股權益持有人應佔溢利52,426,000港元(二零零六年：12,047,000港元)及年內已發行普通股加權平均數1,650,658,676股(二零零六年：1,650,658,676股)計算。

由於兩個年度並不存在具攤薄效應之事項，故並無披露截至二零零七及二零零六年十二月三十一日止年度之每股攤薄盈利金額。

13. 物業、機器及設備

本集團

	土地及樓宇 千港元	渡假中心及俱樂部物業 千港元	租賃物業裝修 千港元	傢俬、裝置及設備 千港元	通訊設備 千港元	汽車 千港元	總額 千港元
二零零七年十二月三十一日							
成本或估值：							
年初	9,200	62,300	1,875	47,959	37,552	3,493	162,379
添置	—	—	100	1,824	—	—	1,924
出售	(9,200)	—	—	(9,201)	—	—	(18,401)
重估盈餘	—	8,268	—	—	—	—	8,268
撇銷累計折舊	—	(1,568)	—	—	—	—	(1,568)
滙兑調整	—	—	22	32	—	35	89
於二零零七年十二月三十一日	—	69,000	1,997	40,614	37,552	3,528	152,691
累計折舊及減值：							
年初	—	—	1,662	35,532	37,552	2,995	77,741
本年計提	1,368	1,568	94	6,557	—	123	9,710
重估撥回	—	(1,568)	—	—	—	—	(1,568)
出售	(1,368)	—	—	(9,201)	—	—	(10,569)
滙兑調整	—	—	18	29	—	27	74
於二零零七年十二月三十一日	—	—	1,774	32,917	37,552	3,145	75,388
賬面淨值：							
於二零零七年十二月三十一日	—	69,000	223	7,697	—	383	77,303
成本或估值分析：							
成本	—	—	1,997	40,614	37,552	3,528	83,691
於二零零七年十二月三十一日之估值	—	69,000	—	—	—	—	69,000
	—	69,000	1,997	40,614	37,552	3,528	152,691

本集團

	土地及樓宇 千港元	渡假中心及俱樂部物業 千港元	租賃物業裝修 千港元	傢俬、裝置及設備 千港元	通訊設備 千港元	汽車 千港元	總額 千港元
二零零六年十二月三十一日							
成本或估值：							
年初	8,500	61,200	1,678	45,022	37,565	3,535	157,500
添置	—	—	183	8,887	—	—	9,070
出售	—	—	—	(6,038)	(13)	(69)	(6,120)
重估盈餘	1,678	2,563	—	—	—	—	4,241
撇銷累計折舊	(978)	(1,463)	—	—	—	—	(2,441)
滙兑調整	—	—	14	88	—	27	129
於二零零六年十二月三十一日	9,200	62,300	1,875	47,959	37,552	3,493	162,379
累計折舊及減值：							
年初	—	—	1,558	35,193	37,565	2,858	77,174
本年計提	978	1,463	95	6,260	—	148	8,944
重估撥回	(978)	(1,463)	—	—	—	—	(2,441)
出售	—	—	—	(6,005)	(13)	(30)	(6,048)
滙兑調整	—	—	9	84	—	19	112
於二零零六年十二月三十一日	—	—	1,662	35,532	37,552	2,995	77,741
賬面淨值：							
於二零零六年十二月三十一日	9,200	62,300	213	12,427	—	498	84,638
成本或估值分析：							
成本	—	—	1,875	47,959	37,552	3,493	90,879
於二零零六年十二月三十一日之估值	9,200	62,300	—	—	—	—	71,500
	9,200	62,300	1,875	47,959	37,552	3,493	162,379

本公司

	租賃物業裝修 千港元	傢俬、裝置及設備 千港元	總額 千港元
二零零七年十二月三十一日			
成本：			
年初	183	164	347
添置	100	60	160
於二零零七年十二月三十一日	283	224	507
累計折舊：			
年初	25	51	76
本年計提	38	69	107
於二零零七年十二月三十一日	63	120	183
賬面淨值：			
於二零零七年十二月三十一日	220	104	324
二零零六年十二月三十一日			
成本：			
年初	—	3	3
添置	183	161	344
於二零零六年十二月三十一日	183	164	347
累計折舊：			
年初	—	3	3
本年計提	25	48	73
於二零零六年十二月三十一日	25	51	76
賬面淨值：			
於二零零六年十二月三十一日	158	113	271

本集團於二零零七年十二月三十一日之汽車項目總額內包括根據一融資租賃持有之汽車，其賬面淨值為248,000港元(二零零六年：341,000港元)。

本集團渡假中心及俱樂部物業均位於香港及以中期租約持有。

本集團之渡假中心及俱樂部物業，由合資格獨立專業估值師行戴德梁行有限公司(「戴德梁行」)於二零零七年及二零零六年十二月三十一日按折舊重置成本基準重估。截至二零零七年十二月三十一日止年度，本集團已於收益表計入重估盈餘8,268,000港元(二零零六年：2,563,000港元)以撥回過往重估虧絀。

倘於二零零七年十二月三十一日本集團之渡假中心及俱樂部物業按原值成本減累計折舊及減值虧損列賬，其總賬面值將為約27,454,000港元。

14. 投資物業

	本集團	
	二零零七年	二零零六年
	千港元	千港元
於一月一日之賬面值	123,900	109,700
添置	586	18
來自公允值調整之溢利／(虧損)淨額	(18,600)	9,982
外滙調整	8,014	4,200
於十二月三十一日之賬面值	113,900	123,900

於二零零七年十二月三十一日，本集團之投資物業包括位於香港之工業物業單位價值11,400,000港元(二零零六年：5,900,000港元)，以及位於中國大陸之渡假中心及俱樂部物業價值102,500,000港元(二零零六年：118,000,000港元)，該等物業以中期租約持有。

本集團之工業物業單位乃持有作資本升值用途，渡假中心及俱樂部物業則根據經營租約出租予本集團一家聯營公司上海麗致育樂經營管理有限公司作經營渡假中心及俱樂部業務。有關租賃之進一步概要詳情，載於財務報表附註37(a)。

	本公司	
	二零零七年	二零零六年
	千港元	千港元
於一月一日之賬面值	127,900	122,700
來自公允值調整之溢利淨額	500	5,200
於十二月三十一日之賬面值	128,400	127,900

於二零零七年十二月三十一日，本公司之投資物業包括位於香港之工業物業單位價值11,400,000港元(二零零六年：5,900,000港元)及渡假中心及俱樂部物業價值117,000,000港元(二零零六年：122,000,000港元)，該等物業以中期租約持有。

本公司之工業物業單位乃持有作資本升值用途，渡假中心及俱樂部物業則出租予全資附屬公司顯達鄉村俱樂部有限公司作經營渡假中心及俱樂部業務。

本集團及本公司之投資物業由合資格獨立專業估值師戴德梁行於二零零七年及二零零六年十二月三十一日按公開市場及現時用途作個別重估。

有關本集團之投資物業之詳情載於本公司二零零七年年報第102頁。

15. 預付土地租賃款項

	本集團	
	二零零七年	二零零六年
	千港元	千港元
於一月一日之賬面值	3,140	3,217
年內確認	(77)	(77)
於十二月三十一日之賬面值	3,063	3,140
流動部分	(77)	(77)
非流動部分	2,986	3,063

租賃土地位於香港，按中期租約持有。

16. 商譽

商譽乃由收購附屬公司而產生並列作綜合資產負債表內一項資產。

	本集團
	千港元
成本：	
於二零零六年一月一日，二零零六年十二月三十一日，二零零七年一月一日及二零零七年十二月三十一日	8,045
累計減值：	
於二零零六年一月一日，二零零六年十二月三十一日，二零零七年一月一日及二零零七年十二月三十一日	1,435
賬面淨值：	
於二零零七年及二零零六年十二月三十一日	6,610

商譽減值審查

本集團於二零零七年十二月三十一日賬面值6,610,000港元(二零零六年：6,610,000港元)之商譽乃屬於批發及零售時裝及飾物業務(「時裝業務」)。

本集團時裝業務之可收回金額根據使用價值，採用基於管理層批准之財務預算作出之十五年期現金流量預測而釐定。鑑於管理層經營該業務之長期經驗，管理層假設來自本集團時裝業務之現金流量將繼續至少超過預測期。用於預測現金流量之折讓率為7.5%。

假設期內不會有重大經濟下滑，並已考慮市場競爭及市場對高級時裝及飾物之持續市場需求，用於推算本集團時裝業務於預測期現金流量之年度增長率為6%。

管理層已考慮現金流量預測所採用之假設，並考慮業務發展計劃，該計劃包括於香港及中國其他城市之策略拓展，管理層相信不會產生與時裝業務相關之商譽減值。管理層認為任何重要假設之合理及可預見變動將不會令商譽之賬面值超過其可收回金額。

17. 於附屬公司之權益

	本公司	
	二零零七年	二零零六年
	千港元	千港元
非上市股份，按成本值	12,700	12,700
應收附屬公司款項	1,308,746	1,282,104
	1,321,446	1,294,804
減值撥備	(1,095,836)	(1,070,024)
	225,610	224,780

由於附屬公司並無充足變現資產令本公司收回其有關權益，故就投資於該等附屬公司之非上市股份及應收附屬公司之款項(扣除減值虧損前，其賬面值分別為12,700,000港元及1,083,136,000港元)中確認減值虧損。於截至二零零七年十二月三十一止年度，就投資於非上市股份中確認之減值並無變動(二零零六年：無)，應收附屬公司款項之減值增加額為25,812,000港元(二零零六年：15,543,000港元)。

應收附屬公司之款項為無抵押、免息及於一年內未到期償還。應付一附屬公司之款項為無抵押、免息及無固定還款期。

所有與附屬公司之結餘之賬面值與其公允值相若。

主要附屬公司之詳情如下：

公司名稱	註冊成立／登記及營運地點	已發行普通股股本／註冊資本之面值	本公司應佔股本權益百分比 直接	間接	主要業務
Asia Pacific Telecommunications Limited	香港	2,000港元	—	100	提供電訊服務
e-New Media Technology Limited	英屬處女群島／香港	1美元	100	—	投資控股
e-Media (Asia) Limited	開曼群島／香港	1美元	100	—	投資控股

公司名稱	註冊成立／登記及營運地點	已發行普通股股本／註冊資本之面值	本公司應佔股本權益百分比 直接	本公司應佔股本權益百分比 間接	主要業務
ENM Investments Limited	開曼群島／香港	1美元	100	—	投資控股
寶運高有限公司	香港	2港元	—	100	投資控股
顯達鄉村俱樂部有限公司	香港	10,000,000港元	100	—	經營俱樂部
Jackpot International Business Inc.	英屬處女群島／香港	1美元	—	100	投資控股
Kenmure Limited	香港	55,000,000港元	—	60	投資控股
獅龍有限公司	英屬處女群島／香港	1美元	—	100	投資控股
New Media Corporation	開曼群島／香港	2,227,280美元	—	100	投資控股
Powerbridge Limited	英屬處女群島／香港	600,000美元	—	75	投資控股
Richtime Management Limited	英屬處女群島／香港	1美元	—	100	投資控股
上海安電通信科技發展有限公司*	中華人民共和國(「中國」)／中國大陸	1,000,000美元	—	75	推廣及分銷網絡卡及其他配件
上海顯達渡假酒店有限公司(「上海顯達」)**	中國／中國大陸	7,200,000美元	—	80	渡假中心及俱樂部之物業投資
詩韻有限公司	香港	104,500,000港元	—	60	零售及批發時裝及飾物
Ventures Triumph Limited	英屬處女群島／香港	1美元	—	100	投資控股
聲訊系統有限公司	香港	普通股「A」股 3,000,000港元 普通股「B」股 2,000,000港元	—	100	提供電訊服務
華智國際有限公司	英屬處女群島／香港	1美元	—	100	投資控股

*　於中國登記成立為外商獨資企業

**　於中國登記成立為中外合作經營企業

董事認為上表所列之本公司附屬公司，乃主要影響本年度業績或構成本集團資產淨值之主要部分。董事認為列載其他附屬公司之詳情會導致篇幅過於冗長。

18. 於聯營公司之權益

	本集團		本公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	千港元	千港元	千港元
非上市股份，按成本值	—	—	1	1
應佔資產淨值	15,406	14,276	—	—
收購時產生之商譽	14,986	14,986	—	—
	30,392	29,262	1	1
應收聯營公司之款項	1,385	5,768	346	321
	31,777	35,030	347	322
減值撥備	(14,519)	(14,519)	—	—
	17,258	20,511	347	322

應收聯營公司之款項均為無抵押、免息及於一年內未到期償還。所有與聯營公司結餘之賬面值與其公允值相若。

於二零零七年十二月三十一日，列入於收購時產生之商譽之14,519,000港元(二零零六年：14,519,000港元)為因收購北京慧點科技開發有限公司之20%權益所產生。該項商譽已於過往年度全數減值。

主要聯營公司之詳情如下：

公司名稱	持有已發行股份／註冊股本詳情	註冊成立／登記地點	本集團應佔持有權權益百分比	主要業務
北京慧點科技開發有限公司	37,742,000人民幣	中國	20	軟件開發及提供項目解決方案
上海麗致育樂經營管理有限公司(「上海麗致」)	8,000,000美元	中國	35	渡假中心及俱樂部管理
Ventile Investments Limited	100股每股面值1美元之普通股	英屬處女群島	35	提供融資服務

董事認為上表所列之本公司聯營公司，乃主要影響本年度業績或構成本集團資產淨值之主要部分。董事認為列載其他聯營公司之詳情會導致篇幅過於冗長。

下表呈列摘錄自本集團主要聯營公司之財務報表之財務資料概要：

	二零零七年 千港元	二零零六年 千港元
資產	174,490	167,828
負債	(110,757)	(99,928)
收入	122,864	96,337
虧損	(20,211)	(4,721)

19. 可供出售之股本投資

	本集團	
	二零零七年 千港元	二零零六年 千港元
海外上市股本投資，按公允值	70	125
非上市股本投資，按成本值扣除減值虧損	35,378	35,378
	35,448	35,503

於截至二零零七年十二月三十一日止年度，本集團直接於權益確認之可供出售股本投資之虧損總額為55,000港元(二零零六年：無)。於該年度，整筆結餘已從權益賬剔除，並於收益表確認。於截至二零零六年十二月三十一日止年度，本集團並無直接於權益賬確認之可供出售股本投資之收益或虧損。

上述投資包括分類為可供出售金融資產之股本證券投資，並無固定到期日或票面息率。

上市股本投資之公允值根據市場報價而定。因董事認為非上市股本投資之公允值無法可靠地評估，故非上市股本投資按成本值減任何減值虧損列賬。該等股本投資為非衍生工具，且主要為從事藥物研製及分銷或電子支付及銀行間跨行轉賬解決方案服務之公司。近期本集團並無意出售此非上市股本投資。

20. 存貨

於二零零七年及二零零六年十二月三十一日，本集團所有存貨均為製成品。

21. 應收賬款

	本集團	
	二零零七年	二零零六年
	千港元	千港元
應收賬款	9,098	10,567
減值	(1,937)	(1,866)
	7,161	8,701

本集團與貿易客戶維持一套既定信貸政策，按業務給予不同信貸期。在給予個別信貸期時，會按個別基準考慮客戶之財務能力及與其之經商年期。管理層定期審閱逾期賬款。

於結算日之應收賬款(按發票日期計算，並已扣除撥備)之賬齡分析如下：

	本集團	
	二零零七年	二零零六年
	千港元	千港元
1個月之內	4,128	5,847
2 - 3個月	844	290
3個月以上	2,189	2,564
	7,161	8,701

應收賬款減值撥備之變動載列如下：

	本集團	
	二零零七年	二零零六年
	千港元	千港元
於一月一日	1,866	1,872
已確認減值虧損(附註6)	206	30
撇銷不可回收賬款	(135)	(36)
於十二月三十一日	1,937	1,866

上述應收賬款之減值撥備中包括為個別已減值應收賬款作出之減值撥備1,937,000港元(二零零六年：1,866,000港元)，該等應收賬款之賬面值為1,937,000港元(二零零六年：1,866,000港元)。個別減值應收賬款涉及長期拖欠之客戶，收回應收款項存在很大不確定性。本集團並無就該等結餘持有任何抵押品或其他信貸提升之保障。

並無個別及共同被視為減值之應收賬款之賬齡分析如下：

	本集團	
	二零零七年	二零零六年
	千港元	千港元
未逾期及未減值	4,160	5,847
逾期少於1個月	290	276
逾期1至3個月	522	252
逾期超過3個月	2,189	2,326
	7,161	8,701

未逾期及未減值之應收款項涉及多名近期無拖欠記錄之債務人。

已逾期但未減值之應收款項涉及多名與本集團保持良好往績記錄之獨立客戶。根據過往經驗，本公司董事認為，由於該等款項之信貸質量並未發生重大變動，且仍視為可悉數收回，故毋須作出任何減值撥備。本集團並無就該等款項持有任何抵押品或其他信貸提升之保障。

應收賬款之賬面值與其公允值相若。

22. 預付款項、按金及其他應收款項

	本集團		本公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	千港元	千港元	千港元
按金	17,463	17,713	446	381
預付款及其他應收款項	16,193	15,554	5,699	6,274
	33,656	33,267	6,145	6,655

上述資產概無逾期或減值。上述結餘所涉及之資產為近期並無拖欠記錄之應收款項，其賬面值與其公允值相若。

23. 按公允值計入損益中之股本投資

	本集團		本公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	千港元	千港元	千港元
上市股本投資，按市值：				
香港	197,497	153,881	177,201	143,381
其他地方	397	731	—	—
	197,894	154,612	177,201	143,381

以上於二零零七年及二零零六年十二月三十一日之股本投資分類為持有作買賣用途，並包括以下於中華汽車有限公司（一家於香港註冊成立之公司）之每股面值2港元之普通股：

	本集團		本公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	千港元	千港元	千港元
中華汽車有限公司普通股之市值	131,384	118,413	130,601	117,706
持有權權益之百分比	4.5%	4.5%	4.5%	4.5%

於二零零七年十二月三十一日持有之短期股本投資，於本財務報表獲準頒佈日期之市值約為179,353,000港元。

24. 衍生金融工具

於二零零六年十二月三十一日，本集團持有之外滙期權合約按其公允值104,000港元列賬。

集團簽訂外滙期權合約以管理其匯率風險，惟並不符合作對沖會計處理之條件。截至二零零七年十二月三十一日止年度及截至其屆滿時，外匯期權合約公允值虧損為104,000港元，已於收益表中扣除。截至二零零六年十二月三十一止年度，104,000港元之外匯期權公允值收益已計入收益表內。

集團於二零零七年十二月三十一日並無未到期外匯期權合約。

25. 現金及銀行結餘及存款

於結算日，本集團以人民幣（「人民幣」）結算之現金及銀行結餘共9,280,000港元（二零零六年：7,042,000港元）。人民幣並不可自由兑換為其他貨幣，然而，根據中國大陸之外匯管制法規及結匯、售匯及付匯管理規定，本集團獲准透過獲授權可進行外匯業務之銀行將人民幣兑換為外幣。

銀行存款按銀行每日存款利率之浮動息率賺取利息。短期定期存款之存款期由一日至一年，視乎本集團之即時現金需求而定，並按各自之短期定期存款息率賺取利息。銀行結餘及已抵押存款存入近期並無拖欠記錄之信譽良好銀行。現金及現金等價物及已抵押存款之賬面值與其公允值相若。

26. 應付賬款及其他應付款項

本集團之應付賬款及其他應付款中項包括12,893,000港元(二零零六年：25,948,000港元)之應付賬款及應付票據。於二零零七年十二月三十一日，本公司並無應付款項及應付票據(二零零六年：無)。於結算日，本集團應付賬款及應付票據按發票日期計算之賬齡分析如下：

	本集團	
	二零零七年	二零零六年
	千港元	千港元
一個月內	4,704	5,700
二至三個月	281	274
三個月以上	7,908	19,974
	12,893	25,948

本集團及本公司之所有應付賬款及其他應付款項乃無抵押、免息及於三個月內或於接獲通知時償還。包括以上結餘之金融負債之賬面值與其公允值相若。

27. 附息銀行及其他借款

本集團

	二零零七年			二零零六年		
	實際利率(%)	到期年份	千港元	實際利率(%)	到期年份	千港元
流動						
應付融資租賃						
(附註28)	3	2008	92	3	2007	91
銀行貸款						
一無抵押	7至8	2008	4,620	7.75至8	2007	9,177
			4,712			9,268
非流動						
應付融資租賃						
(附註28)	3	2009 - 2010	114	3	2008-2010	206
			4,826			9,474

除融資租賃安排為固定息率3%外，本集團所有附息貸款之息率均屬浮動息率。本集團之所有附息銀行及其他借款均以港元結算。

本集團流動借款之賬面值與其公允值相若。於結算日，本集團非流動應付融資租賃之賬面值為114,000港元(二零零六年：206,000港元)之公允值為119,000港元(二零零六年：218,000港元)，該公允值乃按現行之利率折讓估計未來現金流量來釐定。

28. 應付融資租賃

本集團根據融資租賃安排租賃一輛汽車，於二零零七年十二月三十一日，剩餘租期為二年零三個月。

於二零零七年十二月三十一日，本集團根據融資租賃之未來最低租賃付款總額及其現值如下：

本集團

	最低租賃付款 二零零七年 千港元	最低租賃付款 二零零六年 千港元	最低租賃付款之現值 二零零七年 千港元	最低租賃付款之現值 二零零六年 千港元
應付款項：				
一年內	105	105	92	91
第二年	105	105	91	91
第三至五年(包括首尾兩年)	26	131	23	115
最低融資租賃付款總額	236	341	206	297
未來融資費用	(30)	(44)		
淨融資租賃付款總額	206	297		
列為流動負債部分(附註27)	(92)	(91)		
非流動部分(附註27)	114	206		

29. 債券

每名債券持有人有權成為由本集團一間附屬公司顯達鄉村俱樂部有限公司經營之顯達鄉村俱樂部(「俱樂部」)之會員，在債券未贖回期間及符合俱樂部規章及細則之條件下，可享用俱樂部所有設施而免交月費。於結算日，本集團按攤銷成本列賬之債券之可贖回期間如下：

	本集團	
	二零零七年	二零零六年
	千港元	千港元
一年內	2,670	4,102
第二年	385	2,557
第三至五年(包括首尾兩年)	3,077	1,197
	3,462	3,754
	6,132	7,856

所有可贖回債券均以港元結算，並為免息，並可在本集團同意下於期滿時續期。

可贖回債券之賬面值與其公允值相若。

30. 其他貸款

於二零零七年十二月三十一日，來自一間附屬公司一名少數股東之無抵押外幣貸款總額為人民幣1,216,241元(二零零六年：人民幣1,216,241元)及521,859美元(二零零六年：521,859美元)。該等貸款為免息及並無固定還款期。該等貸款之賬面值與其公允值相若。

31. 遞延税項

年內之遞延税項負債及資產之變動如下：

本集團

	超出有關折舊之折舊免税額 千港元	可用於抵銷未來應課税溢利之虧損 千港元	總計 千港元
於二零零六年一月一日	2,666	(2,666)	—
年內自收益表扣除／(計入)之遞延税項	5,495	(5,495)	—
於二零零六年十二月三十一日及二零零七年一月一日	8,161	(8,161)	—
年內自收益表扣除／(計入)之遞延税項	1,559	(1,559)	—
於二零零七年十二月三十一日	9,720	(9,720)	—

本集團於香港產生之税務虧損為496,029,000港元(二零零六年：528,212,000港元)，可無限期用以抵銷產生該等虧損之附屬公司之未來應課税溢利。誠如上文披露，就有關該等虧損而確認之遞延税項資產，僅以抵銷於相同附屬公司之任何遞延税項負債為限。未確認為遞延税項資產之税務虧損為440,487,000港元(二零零六年：481,577,000港元)，由於該等虧損乃於虧損已有一段時間之附屬公司產生，或未能預測該等附屬公司未來可否獲得應課税溢利。

於二零零七年十二月三十一日，由於本集團若干附屬公司或聯營公司之未分派盈利於分派時不會帶來額外税項負債，因此本集團並無就此而產生重大未確認遞延税項負債(二零零六年：無)。

32. 股本

股份

	二零零七年 千港元	二零零六年 千港元
法定：		
100,000,000,000股(二零零六年：100,000,000,000股)每股面值0.01港元之普通股	1,000,000	1,000,000
已發行及繳足：		
1,650,658,676股(二零零六年：1,650,658,676股)每股面值0.01港元之普通股	16,507	16,507

股東於二零零二年七月十一日之股東特別大會批准一項股本重組計劃，並其後獲香港特別行政區高等法院於二零零二年八月六日頒命確認。股本重組計劃之詳情如下：

(a) 本公司之法定股本由1,000,000,000港元(分為2,000,000,000股每股面值0.50港元之普通股)減至20,000,000港元(分為2,000,000,000股每股面值0.01港元之普通股)。該項削減是透過註銷於二零零二年八月六日(即法院聆訊呈請日期)之已發行普通股1,650,658,676股每股中之已繳足股本0.49港元，及削減本公司所有已發行及未發行普通股之面值，由每股普通股0.50港元減至0.01港元；及

(b) 於該削減股本生效後：

 (i) 本公司藉增設額外98,000,000,000股每股面值0.01港元之普通股，將法定股本增加至其原本金額1,000,000,000港元；及

 (ii) 增設一項相等於上述削減股本之特殊儲備(誠如上文(a)所詳述)，即808,822,751港元。該儲備不得視為已變現溢利及倘本公司仍為一間上市公司，須視為不可分派儲備。然而，特殊儲備之金額可藉因發行股份以換取現金或其他新代價，或在將可分派儲備資本化所產生之本公司已發行股本或股份溢價之任何增加總額而減少。

購股權

有關本公司購股權計劃及根據該計劃發出之購股權詳情，載於財務報表附註33。

33. 購股權計劃

為符合上市規則第17章(經修訂)，及提供本公司一項具彈性方法，就執行董事及僱員對本集團之貢獻提供鼓勵及獎賞，於二零零二年六月十四日舉行之本公司股東特別大會上，本公司股東已正式終止於一九九七年十二月三十日採納之購股權計劃(「舊計劃」)及採納一項新購股權計劃(「新計劃」)。舊計劃於二零零七年十二月二十九日屆滿，而根據該計劃授出之所有未行使購股權亦失效。

根據新計劃之條款，董事會可按其酌情權邀請本集團執行董事及僱員接納可認購本公司股份之購股權。新計劃有效期直至二零一二年六月十三日，為期10年，而該期間後將不可再授出購股權。購股權之行使價將由董事會釐定，並須最少為以下三者之最高價：(i)於要約日期(須為營業日)，在聯交所每日報價表所列之股份收市價；(ii)緊接要約日期前五個營業日，在聯交所每日報價表所列之股份平均收市價；及(iii)本公司股份之面值。於接納任何授出之購股權時須支付1港元之代價。

於二零零七年十二月三十一日，根據新計劃可供發行之股份總數為243,415,800股(二零零六年：243,415,800股)，相當於本公司於同日之已發行股本之14.7%(二零零六年：14.7%)。根據新計劃，於任何12個月期間，各參與者最多可獲配已發行及於行使購股權時將予發行之股份總數上限為本公司已發行普通股1%。任何授出之購股權超出此限制，須經股東於股東大會批准，方可實行。

於二零零七年十二月三十一日及該等財務報表獲批准日期，概無未獲行使之購股權。於二零零六年十二月三十一日，根據舊計劃向本公司僱員授出認購本公司股份之購股權312,000份（本公司每股股份於二零零六年十二月三十一日之市值為0.51港元）。於截至二零零七及二零零六年十二月三十一日止年度，概無向本公司董事或本集團僱員授出購股權。

本公司購股權並無上市，且每份購股權令持有人有權認購本公司一股每股面值0.01港元之普通股。

購股權並不賦予持有人享有股息或於股東大會投票之權利。

根據舊計劃向僱員授出之購股權如下：

購股權授出日期*	購股權行使期	每股購股權之行使價**	購股權數目：於二零零七年一月一日	購股權數目：於年內失效	購股權數目：於二零零七年十二月三十一日
		港元			
一九九九年十二月一日	一九九九年十二月一日至二零零七年十二月二十九日	1.804	48,000	(48,000)	—
二零零零年八月一日	二零零零年八月一日至二零零七年十二月二十九日	0.630	264,000	(264,000)	—
			312,000	(312,000)	—

*　購股權之歸屬期為由授出日期至行使期開始為止。

**　購股權行使價將因應進行供股、發行紅股或本公司股本其他類似之變動而予以調整。

34. 儲備

(a) 本集團

本集團於本年度及過往年度之儲備及其變動，呈列於財務報表第29頁之綜合權益變動表。

(b) 本公司

	股份溢價	特殊儲備	資本贖回儲備	累計虧損	總計
	千港元	千港元	千港元	千港元	千港元
		(附註32(b)(ii))			
於二零零六年一月一日	1,189,721	808,822	478	(1,090,795)	908,226
年內溢利	—	—	—	21,163	21,163
於二零零六年十二月三十一日及二零零七年一月一日	1,189,721	808,822	478	(1,069,632)	929,389
年內溢利	—	—	—	44,861	44,861
於二零零七年十二月三十一日	1,189,721	808,822	478	(1,024,771)	974,250

35. 主要非現金交易

於截至二零零七年十二月三十一日止年度，本集團向一間聯營公司提供借款5,446,000港元，作為按所有股東之間協定之於聯營公司所持權益比例之進一步注資。

36. 或然負債

於結算日，本公司或本集團有下列重大或然負債：

(a) 於二零零二年三月，一間附屬公司之其中一家電訊內容供應商透過其律師，向該附屬公司申索賠償1,500,000美元(相等於11,670,000港元)(涉及該附屬公司就該內容供應商所提供之服務而採用之結算率有變而產生)。該申索人亦對過去所產生之傳送量提出爭議，並聲稱少收最少2,736,000美元(相等於21,286,000港元)。

管理層已研究該等指稱，並就該附屬公司之法律權利及責任尋求法律意見。獲取意見後，該附屬公司已能夠反駁大部分指稱，並於二零零二年九月作出約6,215,000美元(相等於48,353,000港元)之反申償，向該內容供應商要求退回墊款總額，包括壞賬及在調節傳送量及其他相關項目時產生之差額。此後，該附屬公司與該內容供應商並無就上述申索進行任何溝通。

鑑於以上所述，管理層認為，產生任何虧損之機會甚微，因此並無在財務報表中作出撥備。

(b) 本公司已簽立公司擔保，作為若干附屬公司獲授342,000港元(二零零六年：342,000港元)之一般銀行信貸之部分抵押。

37. 經營租約安排

(a) 作為出租人

本集團與本集團之一間聯營公司上海麗致訂立一經營租約安排，出租其渡假中心及俱樂部物業(財務報表附註14)，租期實際由二零零六年七月一日至二零一六年六月三十日為止。

於二零零七年十二月三十一日，根據與一間聯營公司簽訂之不可撤銷之經營租約，本集團之未來應收最低租金總額如下：

	本集團	
	二零零七年	二零零六年
	千港元	千港元
一年內	1,134	800
第二至五年(包括首尾兩年)	5,682	5,090
五年後	4,971	6,030
	11,787	11,920

本集團於年內並無確認任何涉及應收或然租金之收入(二零零六年：零)。

(b) 作為承租人

本集團根據經營租約安排租用若干物業。經協商之物業租賃期介乎一年至四年。

於二零零七年十二月三十一日，根據不可撤銷之經營租約，本集團及本公司之未來最低租金支出總額如下：

	本集團		本公司	
	二零零七年	二零零六年	二零零七年	二零零六年
	千港元	千港元	千港元	千港元
一年內	36,773	38,528	809	510
第二至五年(包括首尾兩年)	37,116	51,698	—	—
	73,889	90,226	809	510

38. 承擔

除以上附註37(b)所述之經營租約承擔外，本集團於結算日有以下承擔：

(a) 資本承擔

	本集團	
	二零零七年	二零零六年
	千港元	千港元
已訂約但未撥備 — 渡假中心物業發展	—	338

(b) 其他承擔

本公司代表一間全資擁有之附屬公司顯達鄉村俱樂部有限公司為一項與一中國大陸合營企業夥伴訂立關於上海顯達渡假中心及俱樂部物業之合作經營企業協議之要約方。根據於一九九六年至二零零二年年間所簽訂之合作經營企業協議及補充協議，上海顯達承諾由二零零一年至二零零八年及由二零零九年至二零二二年，支付中國大陸合營企業夥伴之每年最低年費，分別為人民幣1,650,000元(相等於1,749,000港元)及268,000美元(相等於2,085,000港元)。於二零零三年，上海顯達與本集團一間聯營公司上海麗致訂立管理承包協議，據此，上海麗致承諾負擔於直至二零一六年六月三十日止(有關管理承包協議之屆滿日期)期間應付中國大陸合營企業夥伴之該等款項。

於二零零七年十二月三十一日，根據以上安排，上海顯達直至二零二二年應付中國大陸合營企業夥伴之最低金額為30,940,000港元(二零零六年：32,490,000港元)，而其中17,387,000港元(二零零六年：18,938,000港元)預期由上海麗致承擔直至二零一六年六月三十日止。

39. 關連人士之交易

(a) 除財務報表其他部分所詳述之交易及結餘外，本集團於年內有下列重大關連人士交易：

		本集團	
		二零零七年	二零零六年
	附註	千港元	千港元
付予關連公司之租金開支及物業管理費	(i)	2,027	1,747
來自聯營公司之租金收入	(ii)	848	400

附註：

(i) 向本公司一名主要股東所控制之公司支付之租金開支及物業管理費，為參考有關之行業慣例而釐定。根據上市條例，當中之1,735,000港元(二零零六年：1,456,000港元)租金開支構成持續關連交易。本公司關連交易之詳情載於本公司二零零七年年報董事會報告第14及15頁。

(ii) 根據本集團與一間聯營公司訂立之經營租約安排，出租渡假中心及俱樂部物業，故向該聯營公司收取租金收入。

(b) 本集團主要管理人員之報酬：

	二零零七年 千港元	二零零六年 千港元
短期僱員福利	10,869	10,996
離職福利	180	182
支付予主要管理人員之報酬總額	11,049	11,178

有關董事酬金之其他詳情載於財務報表附註8。

40. 按類別劃分的金融工具

於結算日中各類金融工具的賬面值如下：

二零零七年

金融資產	本集團 按公允值計入損益中－持作交易之金融資產 千港元	貸款及應收款項 千港元	可供出售之金融資產 千港元	合計 千港元
於關聯公司之權益	–	1,385	–	1,385
可供出售之股本投資	–	–	35,448	35,448
應收賬款	–	7,161	–	7,161
包括於預付款項、按金及其他應收款項中之金融資產	–	19,264	–	19,264
按公允值計入損益中之股本投資	197,894	–	–	197,894
已抵押存款	–	342	–	342
定期存款	–	495,798	–	495,798
現金及銀行結餘	–	46,487	–	46,487
	197,894	570,437	35,448	803,779

金融負債	按攤銷成本列賬之金融負債
	千港元
應付賬款及其他應付款項	27,932
附息銀行及其他借款	4,826
債券	6,132
其他貸款	5,349
	44,239

二零零六年

	本集團			
金融資產	按公允值計入損益中－持作交易之金融資產	貸款及應收款項	可供出售之金融資產	合計
	千港元	千港元	千港元	千港元
於關聯公司之權益	–	5,768	–	5,768
可供出售之股本投資	–	–	35,503	35,503
應收賬款	–	8,701	–	8,701
包括於預付款項、按金及其他應收款項中之金融資產	–	20,361	–	20,361
按公允值計入損益中之股本投資	154,612	–	–	154,612
衍生金融工具	104	–	–	104
已抵押存款	–	342	–	342
定期存款	–	495,074	–	495,074
現金及銀行結餘	–	27,148	–	27,148
	154,716	557,394	35,503	747,613

金融負債	按攤銷成本列賬之金融負債 千港元
應付賬款及其他應付款項	37,116
附息銀行及其他借款	9,474
債券	7,856
其他貸款	5,304
	59,750

本公司

金融資產	二零零七年			二零零六年		
	按公允值計入損益中－持作交易之金融資產 千港元	貸款和應收賬款 千港元	合計 千港元	按公允值計入損益中－持作交易之金融資產 千港元	貸款和應收賬款 千港元	合計 千港元
於附屬公司之權益	–	225,610	225,610	–	224,780	224,780
於聯營公司之權益	–	346	346	–	321	321
按公允值計入損益中之股本投資	177,201	–	177,201	143,381	–	143,381
包含於預付款項、按金及其它應收款項中之金融資產	–	5,749	5,749	–	6,253	6,253
已抵押存款	–	342	342	–	342	342
定期存款	–	495,798	495,798	–	495,074	495,074
現金及銀行結餘	–	6,070	6,070	–	4,553	4,553
	177,201	733,915	911,116	143,381	731,323	874,704

金融負債	二零零七年 按攤銷成本 列賬之 金融負債 千港元	二零零六年 按攤銷成本 列賬之 金融負債 千港元
其他應付款項	3,806	2,186
應付附屬公司款項	45,275	54,974
	49,081	57,160

41. 財務風險管理目標和政策

本集團通過附息銀行及其他借款、以及其他貸款作為營運融資，並直接從營運過程中產生多種金融資產及負債，如應收及應付賬款。因該等金融工具所產生之主要風險有利率風險、外幣風險、信用風險及流動資金風險。

此外，本集團還涉及主要因以公允值為賬面值之上市股權投資所產生之股權價格風險。

本集團的風險管理策略旨在盡量減少金融風險對本集團財務狀況造成的負面影響，董事會審閱並協定政策以便管理每項風險。本集團之政策為不持有或出售金融工具作投機用途。

利率風險

本集團的市場利率變動風險主要與短期浮動利率附息銀行貸款有關。

本集團利率風險管理政策是降低或保持當前的附息貸款水平。由於本集團預期不會大幅提高附息貸款水平，本集團沒有採用任何利率掉期以對沖利率風險。

下表展示於其他變數保持穩定，而利率可能出現合理波動之情況下，本集團除稅前溢利(透過浮動利率借款影響)及股權對波動的敏感性。

	基點 增加／(減少)	除稅前溢利 增加／(減少) 千港元	股權 增加／(減少) 千港元
二零零七年			
港元	50	(3)	(3)
港元	(50)	3	3
二零零六年			
港元	50	(7)	(7)
港元	(50)	7	7

外幣風險

本集團亦涉及交易貨幣風險，此風險源自本集團之附屬公司以其功能貨幣以外的其他貨幣作採購計價單位。本集團約99%(二零零六年：97%)的採購都是以功能貨幣以外的其他貨幣計價。

本集團不時利用外匯期權合約來管理部分外幣風險，並將持續評估此類風險及市場條件，以決定將來是否需要進行任何其他對沖安排。

下表展示於結算日其他變數保持不變，而美元及歐元匯率可能出現合理波動之情況下，本集團除稅前溢利(因貨幣資產及負債的公允值出現變動)及股權對波動的敏感性。

	美元／歐元匯率 增加／(減少) %	除稅前溢利 增加／(減少) 千港元	股權 增加／(減少) 千港元
二零零七年			
若港元兑歐元弱勢	5	(172)	(172)
若港元兑歐元強勢	(5)	172	172
若港元兑美元弱勢	5	24,882	24,882
若港元兑美元強勢	(5)	(24,882)	(24,882)
二零零六年			
若港元兑歐元弱勢	5	(210)	(210)
若港元兑歐元強勢	(5)	210	210
若港元兑美元弱勢	5	22,677	22,677
若港元兑美元強勢	(5)	(22,677)	(22,677)

信貸風險

本集團僅與獲確認並且信譽良好的第三方進行貿易。應收賬款結餘乃按持續基準監控，而本集團的壞賬風險並不重大。

本集團包括銀行結餘、按金、其他應收款項及應收聯營公司款項的其他金融資產之信用風險源自對方違約，最大風險相等於該等金融工具之賬面值。

由於本集團僅與獲確認並且信譽良好的第三方進行貿易，所以並無要求抵押品。鑒於本集團之應收賬款涉及大量不同顧客，故本集團的信貸風險並不集中。

本集團源自應收賬款的信貸風險之詳細數據披露，載於財務報表附註21。

流動資金風險

本集團採用常規流動性規劃工具監控資金短缺風險。此工具考慮金融工具及金融資產(如應收帳款)的到期日，並預測運營現金流量。

本集團的目標就是利用附息銀行及其他借款來保持融資連續性與靈活性的平衡。

本集團截至結算日，以要約未折讓付款基準計算之金融負債，其到期日如下：

本集團

	二零零七年			
	一年內或接獲通知	一年以上二年以下	二年以上五年以下	合計
	千港元	千港元	千港元	千港元
應付賬款及其他應付款項	27,932	–	–	27,932
附息銀行及其他借款	4,712	91	23	4,826
債券	2,787	420	3,650	6,857
其他貸款	5,349	–	–	5,349
	40,780	511	3,673	44,964

	二零零六年			
	一年內或接獲通知	一年以上二年以下	二年以上五年以下	合計
	千港元	千港元	千港元	千港元
應付賬款及其他應付款項	37,116	–	–	37,116
附息銀行及其他借款	9,268	92	114	9,474
債券	4,280	2,787	1,440	8,507
其他貸款	5,304	–	–	5,304
	55,968	2,879	1,554	60,401

本公司截至結算日，以要約未折讓付款基準計算之金融負債，其到期日如下：

	本公司	
	二零零七年 一年內或 接獲通知 千港元	二零零六年 一年內或 接獲通知 千港元
其他應付款項	3,806	2,186
應付附屬公司款項	45,275	54,974
	49,081	57,160

股權價格風險

股權價格風險是指因股票指數水平及個別證券的價值變動而致的證券公允值降低之風險。於二零零七年十二月三十一日，本集團主要承受因投資於按照公允值計入損益中的股本投資而引致股權價格風險。本集團的證券投資主要在香港股票交易市場上市，並以結算日市場報價估值。

在結算日的最近交易日營業時間結束時下列股票交易市場的股票指數、年內最高點及最低點分別如下：

	二零零七年 十二月 三十一日	二零零七年 高／低點	二零零六年 十二月 三十一日	二零零六年 高／低點
香港－恒生指數	27,812	31,638/ 18,664	19,964	20,001/ 14,944

下表展示於其他變數保持不變並且未計算税項影響前，股本投資於結算日之賬面值，對股本投資公允值5%變動之敏感性。

	股本 投資賬面值 千港元	除税前溢利 增加／(減少) 千港元	股權 增加／(減少) 千港元
二零零七年			
於下列地點上市之投資：			
香港－持作交易	197,497	9,875/ (9,875)	9,875/ (9,875)
二零零六年			
於下列地點上市之投資：			
香港－持作交易	153,881	7,694/ (7,694)	7,694/ (7,694)

資本管理

本集團資本管理的首要目標，是維護本集團的持續經營能力並保持健康的資本比率，以為本公司業務提供支持及使股東獲得最大利益。

本集團根據經濟條件的變化及潛在資產的風險特徵，管理資本結構並加以調整。為維持或調整資本結構，本集團可向股東退回資本或發行新股。本集團不受外部任何附加的資本要求所限，於截至二零零七年和二零零六年十二月三十一日止年度內，目標、政策及流程並無出現變動。

本集團利用資產負債比率來監控資本，資產負債比率為借貸總額除以本公司股權持有人應佔總權益。本集團的政策是保持較低的債務水平並保持負債比率不高於20%。借貸總額包括附息銀行和其他借款、債券和其他貸款。截至結算日的資產負債比率如下：

本集團

	二零零七年 千港元	二零零六年 千港元
附息銀行及其他借款	4,826	9,474
債券	6,132	7,856
其他貸款	5,349	5,304
借貸總額	16,307	22,634
股東權益	959,940	901,904
資產負債比率	1.70%	2.51%

42. 結算日後事項

於二零零八年一月二十二日，本公司宣佈於二零零八年一月二十一日，本公司的全資附屬公司e-Media (Asia) Limited與少數股東訂立協議收購其於Kenmure Limited合共40%額外權益，總代價為22,000,000港元。

Kenmure Limited現為本公司擁有60%權益的附屬公司，擁有本集團時裝業務的全部權益。建議收購將遵照上市規則透過通函與股東溝通，並須取得獨立股東的批准。

43. 財務報表之批准

本財務報表於二零零八年三月二十八日獲董事會通過及授權刊發。

3. 債項

借貸

於二零零八年二月二十九日(即本通函付印前就編製經擴大集團債項聲明而言之最後實際可行日期)營業時間結束時，經擴大集團擁有約21,185,000港元之未償還借貸，詳情載列如下：

	千港元
銀行貸款，無抵押	8,789
應付融資租賃	190
債券	6,857
來自一家附屬公司少數股東之貸款，無抵押	5,349

或然負債及擔保

於二零零八年二月二十九日營業時間結束時，經擴大集團擁有以下重大或然負債及擔保：

(a) 於二零零二年三月，一間附屬公司之其中一家電訊內容供應商透過其律師，向該附屬公司申索賠償1,500,000美元(相等於11,670,000港元)(涉及該附屬公司就該內容供應商所提供之服務而採用之結算率有變而產生)。該申索人亦對過去所產生之傳送量提出爭議，並聲稱少收最少2,736,000美元(相等於21,286,000港元)。管理層已研究該等指稱，並就該附屬公司之法律權利及責任尋求法律意見。獲取意見後，該附屬公司已能夠反駁大部分指稱，並於二零零二年九月作出約6,215,000美元(相等於48,353,000港元)之反申償，向該內容供應商要求退回墊款總額，包括壞賬及在調節傳送量及其他相關項目時產生之差額。此後，該附屬公司與該內容供應商並無就上述申索進行任何溝通。

鑑於以上所述，管理層認為產生任何虧損之機會甚微，因此並無在財務報表中作出撥備。

(b) 本公司簽立公司擔保，作為若干附屬公司獲授342,000港元之一般銀行信貸之部份抵押。

(c) 於二零零八年二月二十九日，本集團擁有60%的附屬公司Kenmure Limited就一家本集團附屬公司獲授的銀行融資向銀行提供6,000,000港元之擔保。於二零零八年二月二十九日，有關融資已被動用1,502,000港元，並已包括於上列本集團「銀行貸款，無抵押」8,789,000港元內。

免責聲明

除上文所述以及集團內公司間之負債以及一般應付貿易賬款之外，於二零零八年二月二十九日營業時間結束時，本集團並無任何已發行或同意發行之借貸資本、銀行透支、貸款、已發行及未償還債務證券、法定或以其他方式增設但尚未發行之定期貸款或其他借款、借款性質之債務、承兑負債(不包括貿易票據)或承兑信貸、債權證、按揭、抵押、融資租賃或租購承擔，不論是有擔保、無擔保、有抵押或無抵押、擔保或其他重大或然負債。

4. 營運資金

董事經審慎考慮後，認為於完成後並計及經擴大集團之可用銀行融資及內部資源，經擴大集團擁有充足之營運資金應付最少自本通函刊發日期起最少十二個月內之需求。

5. 重大不利變動

直至最後實際可行日期，董事確認自二零零七年十二月三十一日(本集團最近期經審核綜合財務報表之編製日期)以來，本集團之財務及貿易狀況並無發生任何重大不利變動。

6. 經擴大集團之財務及經營前景

上海洋洋顯達渡假酒店(本集團聯營公司旗下渡假中心)已計劃與專家合作，為該渡假酒店引入水療設施及特色食肆。本集團相信，此計劃將提升俱樂部會籍銷售，並有助促進團隊旅遊及公司會議等業務。

本集團將會為香港顯達鄉村俱樂部投入新資源，致力擴大俱樂部會籍基礎。

香港經濟將會持續增長，本集團對時裝零售業務之未來前景充滿信心。中國經濟迅速發展，造成對奢侈品有需求之富裕客戶數目日增。本集團現正研究在中國擴展時裝零售網絡之計劃。

本集團會繼續物色潛質優厚之投資商機，藉以提高本集團價值及盈利能力。本集團擁有雄厚之資產及淨現金狀況，更能靈活地把握投資商機。

1. KENMURE集團之會計師報告

以下為本公司之申報會計師安永會計師事務所(香港執業會計師)所編製之報告全文，以供載入本通函。

ERNST & YOUNG

香港中環
金融街8號
國際金融中心二期
18樓

敬啟者：

以下為吾等就Kenmure Limited(「Kenmure」)及其附屬公司(以下統稱「Kenmure集團」)截至二零零五年、二零零六年及二零零七年十二月三十一日止三個年度(「有關期間」)各年之財務資料而編製之報告，以供載入安寧控股有限公司(「貴公司」)就有關其建議收購Kenmure(貴公司之間接附屬公司， 貴公司現持有其60%股權)已發行股本中額外40%權益而於二零零八年四月十四日刊發之通函(「通函」)。

Kenmure於二零零三年三月三日在香港註冊成立為有限公司，其主要業務為投資控股，而Kenmure集團之附屬公司之主要業務包括批發及零售時裝及飾物。

於本報告日期，Kenmure擁有以下附屬公司：

名稱	註冊成立及經營地點	已發行普通股股本之面值	Kenmure應佔股本權益百分比 直接	間接	主要業務
詩韻有限公司	香港	104,500,000港元	100	–	零售及批發時裝及飾物
姿寶貿易有限公司	香港	4,500,000港元	–	100	不活躍

按照香港會計師公會(「香港會計師公會」)頒佈之《香港財務報告準則》(「香港財務報告準則」)(包括所有《香港財務報告準則》、《香港會計準則》(「香港會計準則」)及《詮釋》)編製之Kenmure及其附屬公司於有關期間之法定財務報表，已由吾等按照香港會計師公會頒佈之《香港審計準則》(「香港審計準則」)之規定進行審核。

就本報告而言，Kenmure之董事已根據Kenmure及其附屬公司之經審核財務報表，且並無作出調整及按照下文附註2.1所載之基準編製Kenmure於有關期間之公司及綜合財務報表(「財務資料」)。吾等已按照香港審計準則獨立審核財務資料，並已根據香港會計師公會頒佈之核數指引第3.340號「招股章程及申報會計師」進行必要之額外程序。

Kenmure之董事負責根據《香港財務報告準則》編製及真實而公允地列報財務資料。於編製提供真實及公平意見之財務資料時，必須選擇及貫徹採用合適之會計政策，而會計估計須在該情況下合理地作出。吾等之責任為根據吾等之審查對財務資料作出獨立意見並僅向 閣下報告吾等之意見。

吾等認為，就本報告而言，財務資料連同其附註為Kenmure集團於有關期間之業績及現金流量以及Kenmure及Kenmure集團於二零零五年、二零零六年及二零零七年十二月三十一日之事務狀況提供真實及公平之意見。

I　財務資料

綜合收益表

	附註	截至十二月三十一日止年度 二零零七年 港元	二零零六年 港元	二零零五年 港元
收入	4	214,168,334	174,710,277	195,467,100
銷售成本		(105,469,305)	(92,643,609)	(103,092,761)
毛利		108,699,029	82,066,668	92,374,339
其他收入及收益	4	10,861,110	8,406,224	11,873,356
銷售及分銷費用		(87,982,944)	(77,910,888)	(73,232,400)
行政費用		(23,338,281)	(23,536,659)	(25,853,006)
其他經營收入／(支出)淨額		(103,731)	103,731	5,628,400
融資成本	7	(948,455)	(718,322)	(606,898)
年內溢利／(虧損)	6	7,186,728	(11,589,246)	10,183,791
股息		零	零	零
Kenmure普通股權益持有人應佔每股盈利／(虧損)	11			
基本		0.13	(0.21)	0.19
攤薄		不適用	不適用	不適用

綜合資產負債表

	附註	於十二月三十一日 二零零七年 港元	二零零六年 港元	二零零五年 港元
非流動資產				
物業及設備	12	7,423,718	21,325,920	18,284,134
商譽	13	23,086,016	23,086,016	23,086,016
非流動資產總值		30,509,734	44,411,936	41,370,150
流動資產				
存貨	15	40,969,124	37,099,990	34,508,303
應收賬款	16	3,295,729	3,759,784	2,918,766
預付款項、按金及其他應收款項	17	18,482,817	18,635,716	17,636,499
衍生金融工具	18	—	103,731	—
現金及銀行結餘	19	24,950,509	10,032,359	17,789,737
流動資產總值		87,698,179	69,631,580	72,853,305
流動負債				
應付賬款及應付票據	20	5,008,231	5,048,179	1,666,609
其他應付款項及應計費用	21	11,081,168	9,415,999	8,263,968
附息銀行及其他借款	22	4,711,843	9,268,147	3,978,693
流動負債總額		20,801,242	23,732,325	13,909,270
流動資產淨值		66,896,937	45,899,255	58,944,035
總資產減流動負債		97,406,671	90,311,191	100,314,185
非流動負債				
附息銀行及其他借款	22	114,044	205,292	296,540
資產淨值		97,292,627	90,105,899	100,017,645
權益				
已發行股本	24	55,000,000	55,000,000	55,000,000
儲備	25(a)	42,292,627	35,105,899	45,017,645
權益總額		97,292,627	90,105,899	100,017,645

綜合權益變動表

	已發行股本 港元	股份溢價 港元	土地及物業重估儲備 港元	保留溢利 港元	總額 港元
於二零零五年一月一日	55,000,000	12,873,650	2,304,272	16,769,200	86,947,122
重估盈餘	—	—	2,886,732	—	2,886,732
直接於權益確認之收入總額	—	—	2,886,732	—	2,886,732
年內溢利	—	—	—	10,183,791	10,183,791
於二零零五年十二月三十一日及二零零六年一月一日	55,000,000	12,873,650	5,191,004	26,952,991	100,017,645
重估盈餘	—	—	1,677,500	—	1,677,500
直接於權益確認之收入總額	—	—	1,677,500	—	1,677,500
年內虧損	—	—	—	(11,589,246)	(11,589,246)
於二零零六年十二月三十一日及二零零七年一月一日	55,000,000	12,873,650	6,868,504	15,363,745	90,105,899
土地和物業出售	—	—	(6,868,504)	6,868,504	—
直接於權益確認之收入和開支總額	—	—	(6,868,504)	6,868,504	—
年內溢利	—	—	—	7,186,728	7,186,728
於二零零七年十二月三十一日	55,000,000	12,873,650*	—*	29,418,977*	97,292,627

* 該等儲備賬包括於綜合資產負債表所列於二零零七年、二零零六年及二零零五年十二月三十一日之綜合儲備分別為42,292,627港元，35,105,899港元及45,017,645港元。

綜合現金流量表

	附註	截至十二月三十一日止年度 二零零七年 港元	 二零零六年 港元	 二零零五年 港元
經營業務之現金流量				
年內溢利／(虧損)		7,186,728	(11,589,246)	10,183,791
經下列各項調整：				
融資成本	7	948,455	718,322	606,898
折舊	6	7,757,786	7,028,594	5,726,672
利息收入	4	(96,059)	(168,565)	(129,176)
撤回一間當時之聯營公司之貸款撥備	6	—	—	(4,095,000)
出售物業及設備項目之收益	4	(5,168,205)	—	(31,882)
衍生工具之公允值虧損／(收益)－不符合作對沖用途之交易	6	103,731	(103,731)	—
		10,732,436	(4,114,626)	12,261,303
存貨增加		(3,869,134)	(2,591,687)	(1,449,126)
應收賬款減少／(增加)		464,055	(841,018)	3,283,909
預付款項、按金及其他應收款項減少／(增加)		152,899	(999,217)	(1,941,026)
應收一間當時之聯營公司款項減少		—	—	641,233
應付賬款及應付票據增加／(減少)		(39,948)	3,381,570	(825,874)
其他應付款項及應計費用增加／(減少)		1,665,169	1,152,031	(7,209,448)
經營業務現金流入／(流出)淨額		9,105,477	(4,012,947)	4,760,971
投資活動之現金流量				
購買物業及設備項目		(1,687,379)	(8,392,880)	(7,945,464)
出售物業及設備項目所得款項		13,000,000	—	32,580
一間當時之聯營公司償還貸款		–	–	4,095,000
已收利息		96,059	168,565	129,176
投資活動之現金流入／(流出)淨額		11,408,680	(8,224,315)	(3,688,708)

	附註	截至十二月三十一日止年度 二零零七年 港元	二零零六年 港元	二零零五年 港元
融資活動之現金流量				
新增銀行貸款		55,153,634	42,840,190	39,408,813
償還銀行貸款		(59,709,938)	(37,550,736)	(42,118,402)
融資租賃款項之本金部分		(91,248)	(91,248)	(68,436)
已付利息		(948,455)	(718,322)	(606,898)
融資活動之現金流入╱(流出)淨額		(5,596,007)	4,479,884	(3,384,923)
現金及現金等值增加╱(減少)淨額		14,918,150	(7,757,378)	(2,312,660)
年初之現金及現金等值		10,032,359	17,789,737	20,102,397
年終之現金及現金等值		24,950,509	10,032,359	17,789,737
現金及現金等值結餘之分析				
現金及銀行結餘		24,950,509	10,032,359	17,789,737

資產負債表

	附註	於十二月三十一日 二零零七年 港元	二零零六年 港元	二零零五年 港元
非流動資產				
於附屬公司之權益	14	67,873,650	67,873,650	67,873,650
流動負債				
其他應付款項及應計費用		90,000	80,000	40,000
應付附屬公司款項	14	654,488	571,783	529,078
流動負債總額		744,488	651,783	569,078
資產淨值		67,129,162	67,221,867	67,304,572
權益				
已發行股本	24	55,000,000	55,000,000	55,000,000
儲備	25(b)	12,129,162	12,221,867	12,304,572
權益總額		67,129,162	67,221,867	67,304,572

II. 財務資料附註

1. 公司資料

Kenmure是一家在香港註冊成立之有限公司。Kenmure之註冊辦事處地址為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室。

於有關期間內，Kenmure集團從事批發及零售時裝及飾物。

Kenmure董事認為，安寧控股有限公司(一間於香港註冊成立及上市之公司)為Kenmure的最終控股公司。

2.1 編製基準

本財務資料乃按照香港會計師公會頒佈之香港財務報告準則(包括所有香港財務報告準則、香港會計準則及《詮釋》)、香港公認之會計原則及《香港公司條例》之規定而編製。除按公允值計算之土地及樓宇及衍生金融工具(於附註2.3中進一步說明)外，本財務資料乃按原值成本法編製。本財務資料以港元(「港元」)呈列。

綜合賬目基準

財務資料包括Kenmure及其附屬公司截至二零零五年、二零零六年及二零零七年十二月三十一日止年度各年之財務報表。附屬公司之業績乃於收購日期(即Kenmure集團取得控制權之日期)起綜合計算，並繼續綜合列賬直至該等控制權終止為止。Kenmure集團內各公司間之所有重大交易及結餘已於綜合賬目時對銷。

2.2 已頒佈但尚未生效之香港財務報告準則之影響

Kenmure集團並未於財務資料內應用下列已頒佈但尚未生效之新訂及經修訂香港財務報告準則。

香港財務報告準則第2號(修訂)	以股權支付[1]
香港財務報告準則第8號	營運分類[1]
香港會計準則第1號(修訂)	財務報表呈列[1]
香港會計準則第23號(修訂)	借貸成本[1]
香港(國際財務報告詮釋委員會)－詮釋第11號	香港財務報告準則第2號－集團及庫存股份交易[2]
香港(國際財務報告詮釋委員會)－詮釋第12號	服務特許權安排[4]
香港(國際財務報告詮釋委員會)－詮釋第13號	客户忠誠計劃[3]
香港(國際財務報告詮釋委員會)－詮釋第14號	香港會計準則第19號－定額利益資產之限額、最低資本規定及其相互配合關係[4]
香港財務報告準則第3號(修訂)	業務合併[5]
香港會計準則第27號(修訂)	綜合及獨立財務報表[5]

[1] 於二零零九年一月一日或之後開始之年度期間生效

[2] 於二零零七年三月一日或之後開始之年度期間生效

[3] 於二零零八年七月一日或之後開始之年度期間生效

[4] 於二零零八年一月一日或之後開始之年度期間生效

[5] 於二零零九年七月一日或之後開始之年度期間生效

修訂後之香港財務報告準則第2號規範了「歸屬條件」為包括明確或未直接載明提供服務之要求。其餘任何條件均為非歸屬條件，該等條件需在評估權益工具之公允值時予以考慮。當在本實體或其對方的制下，非歸屬條件未能履行時，相應獎勵計劃便不能行使，這種情況視之為取消。由於本集團未提供任何附帶非歸屬條件以股權支付之計劃，故預期該修訂不會對本集團構成任何財務影響。

香港財務報告準則第8號將取代香港會計準則第14號*分類報告*，具體説明實體應如何報告有關其營運分類資料，並以公司主要營運決策人可用作分配資源予有關分類及評估其表現之組成實體資料為依據。有關準則亦規定，披露分類內所提供產品及服務之資料、實體經營所在地區及來自實體主要客戶之收益。由於Kenmure之債務或股本工具並無在公開市場(國內或國外證券交易所或場外交易市場(包括地方及區域市場))買賣，故Kenmure集團預期不會亦無須採納香港財務報告準則第8號，而Kenmure並無或正在就於公開市場發行任何類別工具而向證券委員會或任何其他監管機構呈交綜合財務報表。

經修訂後之香港會計準則第1號將股東權益及非股東權益變動分開。權益變動表僅載有與股東有關交易之詳情，並於同一行呈列所有非股東之權益變動。此外，該準則亦引入綜合收益表：呈列所有確認為溢利或虧損之收入及開支，及其他所有已確認收入及開支項目(無論以單一報表或以兩份相連報表呈列)。Kenmure集團正在評估是否採用一份或兩份報表。

修訂後之香港會計準則第23號規定將購置、建造或生產符合條件之資產直接相關之借貸成本予以資本化。根據修訂準則之過渡性條文，Kenmure集團將於二零零九年一月一日或之後起採用該修訂準則，資本化附合條件資產之有關借貸成本。

香港(國際財務報告詮釋委員會)－詮釋第11號規定，僱員獲授Kenmure集團權益工具之安排須列為權益交易計劃，即使該等工具乃由Kenmure集團向其他人士購買或由股東提供。香港(國際財務報告詮釋委員會)－詮釋第11號亦規定在涉及Kenmure集團內部兩個或以上實體以股權為付款基礎交易之會計方法。由於Kenmure集團現時並無有關交易，故有關詮釋不可能對Kenmure集團產生任何財務影響。

香港(國際財務報告詮釋委員會)－詮釋第12號規定，公共對私人服務特許權安排之經營者須按照合約安排之條款將換取建築服務而已收取或應收取之代價確認為金融資產及／或無形資產。香港(國際財務報告詮釋委員會)－詮釋第12號亦提出，在政府或公營實體授予興建提供及／或供應公共服務之基建項目合約時，經營者應如何應用現有香港財務報告準則將當中由服務特許權安排所產生之責任及權利入賬。由於Kenmure集團現時並無有關安排，故該詮釋不可能對Kenmure集團產生任何財務影響。

香港(國際財務報告詮釋委員會)－詮釋第13號規定，客戶所獲授予作為銷售交易一部分之忠誠獎勵優惠，須作該銷售交易之獨立部分列賬。銷售交易所收取之代價須在忠誠獎勵優惠與銷售其他部分之間作分配。有關分配至忠誠獎勵優惠之款額乃經參考其公允值而釐定，並在有關獎勵可贖回或負債可另行撤銷前予以遞延。

香港(國際財務報告詮釋委員會)－詮釋第14號提出，根據香港會計準則第19號*僱員福利*，如何評估有關定額福利計劃(特別是存在最低供款規定時)未來供款之退款或扣減款額可確認為資產之限額。

由於Kenmure集團現時並無客戶忠誠獎勵信貸及定額福利計劃，故香港（國際財務報告詮釋委員會）－詮釋第13號及香港（國際財務報告詮釋委員會）－詮釋第14號並不適用於Kenmure集團，故不可能對Kenmure集團產生任何財務影響。

修訂後之香港財務報告準則第3號闡述了有關企業合併會計處理之一系列變動，該等變動將影響企業合併中商譽金額之確認；企業合併發生期間及以後期間呈報之業績。修訂後之香港會計準則第27號規定附屬公司擁有權益之變動需視作權益交易處理。因此，該變動並無影響商譽，亦不會由此產生相應的溢利或虧損。此外，上述修訂後的準則對附屬公司產生的虧損以及對附屬公司喪失控制權等交易事項之會計處理也作出相應之更改。本集團將於未來採用修訂後之香港財務報告準則第3號以及香港會計準則第27號中所涉及之變動，此等變動將影響本集團之日後收購及與少數股東間之交易。

2.3 主要會計政策概要

附屬公司

附屬公司為Kenmure直接或間接控制其一半以上投票權或持有一半以上已發行股本或控制其董事會組成之實體；或Kenmure擁有契約權利可支配其財務及營運政策。

附屬公司之業績已計入Kenmure收益表，惟以已收及應收股息為限。Kenmure於附屬公司之權益乃按成本減任何減值虧損列賬。

商譽

收購附屬公司產生之商譽，指業務合併成本超逾Kenmure集團於收購當日所佔收購對象之可資識別資產、負債及或然負債之公允淨值之金額。

收購產生之商譽於綜合資產負債表內確認為一項資產，最初按成本計算，其後以成本減任何累計減值虧損入賬。

商譽賬面值每年進行減值審查或倘於事件或情況之變動顯示商譽賬面值可能出現減值時，則更加頻密地進行減值審查。Kenmure集團於十二月三十一日對商譽進行年度減值審查。就減值審查而言，業務合併產生之商譽由收購日期起分配至Kenmure集團預期會從業務合併中獲得協同效益的現金產生單位（或現金產生單位組別），不論Kenmure集團其他資產或負債是否已分配至有關單位或單位組別。

減值之釐定在於評估與商譽相關之現金產生單位（現金產生單位組別）之可收回金額。當現金產生單位（現金產生單位組別）之可收回金額低於其賬面值時，減值虧損將予確認。任何已確認之商譽減值虧損不可在以後期間撥回。

當商譽為一個現金產生單位（現金產生單位組別）的一部分而該單位的部分業務被出售時，與出售該業務相關之商譽將計入該業務之賬面值內，以釐定出售該業務的收益或虧損。在這情況下出售之有關商譽金額將以被出售業務和現金產生單位的保留部分的相對價值為基礎作計算。

非金融資產(商譽除外)之減值

倘出現任何減值跡象，或為一項資產進行年度減值審查(存貨、金融資產及商譽除外)，則會估計該項資產之可收回金額。除非某類資產產生之現金流量不能獨立於其他資產或多項資產所產生之現金流量(在此情況下，可收回金額按資產所屬之現金產生單位釐定)，否則資產的可收回金額按資產或現金產生單位之使用價值與其公允值減銷售成本之較高者計算，並按個別資產釐定。

當資產的賬面值超過可收回金額時，減值虧損方予確認。評估使用價值時是以除稅前之折扣率計算預計未來之現金流量的現值，而該折扣率反映當時市場對金錢之時間價值之評估及該項資產的特有風險。減值虧損於產生期間自損益表內符合減值資產功能之開支類別內扣除，除非該資產以重估價值列賬，在此情況下，則減值虧損按相關之重估資產會計政策處理。

於每個報告日會評估是否有跡象顯示之前已確認的減值虧損不再存在或減少。倘出現該等跡象，則會估計其可回收金額。當用以釐定資產的可回收金額的估計出現變動時，過往已確認之資產減值虧損(商譽除外)可予以撥回，惟撥回金額不得超過倘過往年度並無就資產確認減值虧損而釐定的賬面值(經扣除任何折舊／攤銷)。減值虧損撥回於產生期間計入收益表內，除非該資產以重估價值列賬，在此情況下，則減值虧損撥回按相關之重估資產會計政策處理。

關連人士

如屬以下情況，任何一方即視為Kenmure集團之關連人士：

(a) 該方透過一家或多家中介公司，直接或間接(i)控制Kenmure集團，受Kenmure集團控制或與Kenmure集團受同一方控制；(ii)於Kenmure集團擁有權益，並可藉該權益對Kenmure集團行使重大影響力；或(iii)共同控制Kenmure集團；

(b) 該方為聯營公司；

(c) 該方為共同控制公司；

(d) 該方為Kenmure集團或其母公司的主要管理人員其中一名成員；

(e) 該方為(a)或(d)所述之任何人士的近親；

(f) 該方為一家實體，直接或間接受(d)或(e)所述之任何人士控制或共同控制，或(d)或(e)所述之任何人士直接或間接對該實體行使重大影響力或擁有重大投票權；或

(g) 該方為Kenmure集團或屬於其關連人士之任何實體的僱員福利而設之離職福利計劃參與者。

物業及設備與折舊

物業及設備乃按成本或估值減累計折舊及任何減值虧損列賬。一項物業及設備項目之成本包括其購買價及將該項資產達致運作之狀況及地點作其計劃用途而產生之任何直接相關成本。物業及設

備項目投入運作後產生的開支，如修理與保養費用等，一般均會計入該等支出產生期間的收益表內。倘能清楚證明該等開支可導致日後因使用該項物業及設備而獲得之經濟利益有所增加，並可準確估計該項目成本，則將該等開支資本化為有關資產的額外或重置成本。

估值需頻密進行，以確保重估資產之公允值不會與其賬面值出現重大差異。物業及設備價值之變動均計入為資產重估儲備之變動。倘該儲備之總額按個別資產基準釐定不足以抵銷虧絀，則於收益表內扣除超逾儲備之虧絀。任何其後之重估盈餘計入收益表，惟以曾扣除之虧絀金額為限。於出售經重估之資產時，就過往估值所變現之有關資產重估儲備則列作儲備變動而直接轉撥至保留盈利／累計虧損。

折舊乃按個別物業及設備項目按下列之估計可使用年期以直線法攤銷其成本或估值至其剩餘價值：

土地及樓宇(附註)	按尚餘租約年期
傢具、裝置及設備	2至7年
車輛	3至5年

附註： 這代表位於租賃土地上之樓宇，而有關租賃土地及樓宇成分之公允值，不可於各租賃開始之初可靠地區分。

當一項物業及設備之各部分有着不同之可使用年期，則各部分之成本或估值將按合理基礎分配，而每部分將作獨立折舊。

剩餘價值、可使用年期和折舊方法於每個結算日進行檢討和調整(倘適用)。

當一項物業及設備項目出售或估計日後其使用或出售不再獲得經濟效益時，將終止確認。因出售或報廢資產所得之任何損益於其終止確認年度計入收益表，金額乃出售有關資產銷售所得款項淨額與其賬面值之差額。

租賃

凡將資產所有權(法定業權除外)之絕大部分回報與風險撥歸Kenmure集團之租賃列為融資租賃。於融資租賃訂立時，租賃資產成本按最低應付租金之現值資本化，並連同債項(不包括利息部分)列賬，以反映購買及融資事項。以資本化融資租賃持有之資產計入物業及設備類別內，並按租賃年期及其估計可使用年期(以較短者為準)折舊。租賃之融資成本從收益表中扣除，以便在租賃年期內反映一致的定期費用率。

透過融資性質之分期付款合同購入之資產均列為融資租賃處理，惟按其估計可使用年期進行折舊。

凡資產所有權之大部分回報與風險仍歸於出租人之租賃，均視作經營租賃。倘Kenmure集團為出租方，則按經營租賃出租之資產計入非流動資產中，而根據經營租賃應收之租金則按租賃年期以直線法於收益表內確認為收入。倘Kenmure集團為承租方，則根據經營租賃應付之租金(扣除從出租方收取之任何優惠)按租賃年期以直線法於收益表中確認為費用。或然租金於產生期間在收益表中扣除。

金融資產

應收賬款及其他應收款項

應收賬款及其他應收款項為香港會計準則第39號范圍內具有固定或可議定付款，但於交投活躍市場並無報價的非衍生金融資產。該等資產初步按公允值(原發票金額)確認，其後使用實際利息按攤銷成本減任何減值撥備計算。計算攤銷成本時，將考慮任何收購折讓或溢價，並包括屬於實際利率及交易成本組成部分之費用。應收賬款及其他應收款項於被終止確認、出現減值或進行攤銷時產生之損益於收益表確認。

倘有客觀跡象(如債務人很可能喪失償債能力或面臨重大財務困難，技術、市場經濟或法律環境出現重大變動對債務人造成不利影響)顯示以攤銷成本計算之應收賬款及其他應收款項已產生減值虧損，資產之賬面值與其估計未來現金流量(不包括尚未產生之未來信貸損失)以資產原有實際利率(即於首次確認時計算之實際利率)折算之現值之差額確認為減值虧損。有關資產之賬面值可通過直接沖減或通過備抵賬目作出扣減。有關減值虧損於收益表中確認。應收賬款及其他應收款項連同任何相關津貼於並無日後收回之實際前景及所有抵押品已被變現或被轉讓予Kenmure集團時予以撇銷。

以後期間，倘若減值虧損的金額減少，而減少之原因能客觀地與減值確認後所發生之事件相聯，則先前透過調整備抵金額及確認之減值虧損可予撥回。任何減值虧損之其後撥回將於收益表內確認入賬，惟該資產之賬面值不得超過於回撥當日之攤銷成本。

終止確認金融資產

一項金融資產(或(如適用)一項金融資產之一部分或一組同類金融資產之一部分)在下列情況將終止確認：

- 收取該項資產所得現金流量之權利經已屆滿；
- Kenmure集團保留收取該項資產所得現金流量之權利，惟須根據一項「過渡」安排，在未有嚴重延緩之情況下，已就有關權利全數承擔付款予第三者之責任；或
- Kenmure集團已轉讓其收取該項資產所得現金流量之權利，並(a)已轉讓該項資產之絕大部分風險及回報；或(b)並無轉讓或保留該項資產絕大部分風險及回報，但已轉讓該項資產之控制權。

Kenmure集團凡轉讓其收取該項資產所得現金流量之權利，但並無轉讓或保留該項資產之絕大部分風險及回報，且並無轉讓該項資產之控制權，該項資產將確認入賬之金額，以Kenmure集團持續參予該項資產之程度計算。如持續參予之形式為Kenmure集團就已轉讓資產作出之一項擔保，則已轉讓資產乃以該項資產之原賬面值及Kenmure集團或須償還之代價數額上限(以較低者為準)計算。

以書面及／或購入期權(包括一項現金結算期權或同類條款)方式持續參與之已轉讓資產，Kenmure集團持續參與之程度為Kenmure集團可能回購之已轉讓資產金額，惟以公允值計算之一項資產屬書面認沽期權(包括一項現金結算期權或同類條款)，Kenmure集團之持續參與程度則限於已轉讓資產之公允值與期權行使價兩者中較低者。

以攤銷成本計算之金融負債(包括計息貸款及借貸)

金融負債包括應付賬款及應付票據、其他應付款項及應計費用及計息貸款及借貸，初步按公允值減直接應佔交易成本確認入賬。其後利用實際利息法按攤銷成本計算，惟倘折讓影響並不重大，則按成本列賬。有關利息開支於損益表「融資成本」內確認。

於負債終止確認時或透過攤銷過程產生之有關損益於收益表中確認入賬。

終止確認金融負債

當金融負債已獲履行、取消或期滿，Kenmure集團終止確認金融負債。

當現有金融負債被來自同一借款人之另一形式所取代，而條款截然不同或現有負債之條款經重大修訂，該取代或修訂將視為終止確認原來負債及確認新負債，而各自賬面值間之差異將於收益表中確認。

衍生金融工具及對沖

Kenmure集團採用衍生金融工具如外滙期權合約作對沖外滙波動風險。該等衍生金融工具最初於訂立衍生工具合約之日按公允值確認，其後按公允值重新計量。當衍生工具之公允值為正數時，均作資產入賬；當公允值為負數時，則作為負債入賬。

任何不符合作對沖會計處理之衍生工具之公允值變動所產生之損益即時於損益表中確認。

外滙期權合約之公允值乃參考到期概況類似合同之現時遠期匯率而釐定。

存貨

存貨按成本值及可變現淨值兩者中較低者列賬。成本值按實際基準釐定，並包括購貨之票面值及運費、保險及付運成本(如適用)。可變現淨值乃按估計售價減完成銷售所需之任何估計成本計算。

現金及現金等值

就綜合現金流量報表而言，現金及現金等值包括可隨時轉換為已知數額現金，並承受價值變動風險甚微之手頭現金、活期存款及短期高流通性投資，一般於購入後三個月內到期，減除須應要求償還及構成Kenmure集團現金管理整體部分之銀行透支。

就資產負債表而言，現金及銀行結餘包括手頭現金及銀行存款(包括定期存款)，其用途並無限制。

撥備

倘因過往事宜產生目前須負責任(法定或推定)及將來可能需要付出經濟利益以償還有關責任，則撥備予以確認，惟該責任之金額須能夠可靠地予以估計。

倘折現之影響屬重大者，確認為撥備之款項為於結算日預期所需償還債務之現值金額。當折現值隨時間而有所增加，有關增幅計入收益表之融資成本。

所得稅

所得稅包括即期及遞延稅項。所得稅於收益表中確認，倘所得稅關乎同一或不同期間直接於權益確認之項目，則於權益內確認。

即期及過往期間之流動稅務資產及負債按預期能從稅局收回或須支付予稅局之金額計算。

遞延稅項乃採用負債法計算，就於結算日之資產及負債之計稅基準及該等項目用作財務滙報用途之賬面值兩者間所有暫時性差額作出撥備。

遞延稅項負債就一切暫時應課稅差額予以確認，除非：

- 於商譽或一宗交易中(並非業務合併)首次確認之資產或負債(於交易時並不影響會計溢利或應課稅溢利或虧損)所產生之遞延稅項負債；及

- 就投資附屬公司及聯營公司權益時產生之應課稅暫時差額，倘若撥回暫時差額之時間可以控制及暫時差額不甚可能在可見將來撥回。

所有可予扣減暫時差額、未動用稅項抵免及未動用稅項虧損結轉之遞延稅項資產，僅在有足夠應課稅溢利作為抵銷，致使可予扣減暫時差額、未動用稅項抵免及未動用稅項虧損得以應用之情況下，可確認為遞延稅項資產，除非：

- 關乎於一宗交易(並非業務合併)中首次確認之資產或負債(於交易時並不影響會計溢利或應課稅溢利或虧損)所產生之可予扣減暫時差額之遞延稅項資產；及

- 就投資於附屬公司及聯營公司權益時產生之可予扣減暫時差額，僅於暫時差額可能會在可見將來撥回及將有應課稅溢利作為抵銷之情況下，才確認遞延稅項資產。

遞延稅項資產之賬面值乃於各結算日進行審閱及扣減，相應扣減之金額以不可能有足夠應課稅溢利以應用全部或部分遞延稅項資產為止。相反，先前未確認之遞延稅項資產乃於可能獲得足夠應課稅溢利以應用全部或部分遞延稅項資產之情況下予以重新評估及確認。

遞延稅項資產及負債乃根據於結算日已實施或實際上已實施之稅率(及稅務法例)，按變現資產或清償負債之期間預期適用之稅率予以估量。

倘若存在可合法強制執行之權利，可以即期稅項資產抵銷即期稅項負債，及遞延稅項與同一課稅實體及同一稅局相關，則遞延稅項資產與遞延稅項負債可互相抵銷。

收入確認

收入於可能為Kenmure集團帶來經濟利益及能可靠地計算時予以確認，基準如下：

(a) 銷售貨品之收入於擁有權之重大風險及回報均轉予買方時確認；惟Kenmure集團已不能就其擁有權作出相關之行政參與；及對售出之貨物亦無有效之控制權；

(b) 利息收入以應計方式按實際利率計算，實際利率即將金融工具預計可用年期所收取之估計未來現金收入折算至該金融資產賬面淨值之利率；

(c) 租金收入按租賃期以時間比例確認，惟另有一基準更能反映有關租賃資產所得之利益則除外。或然租金會於其產生期間，計入收益表；

(d) 股息收入於股東收取股息之權利已確立時確認；及

(e) 提供管理服務之收入於提供有關服務及Kenmure集團收取款項之權利確立時確認。

僱員福利

退休金計劃

Kenmure集團根據強制性公積金條例設立一項定額供款強制性公積金退休福利計劃(「強積金計劃」)，供合資格僱員參加。供款額為僱員基本薪金的若干個百分比，並根據強積金計劃之規則於需支付時在收益表中扣除。強積金計劃之資產與Kenmure集團資產分開持有，並由獨立管理基金管理。Kenmure集團之僱主供款在注入強積金計劃後，便全數歸於僱員。

除強積金計劃外，Kenmure集團亦根據職業退休計劃條例為合資格參與僱員另設有定額供款退休福利計劃。該等另設計劃之運作與強積金計劃相似，惟員工於可全數取得Kenmure集團作出之僱主供款前退出計劃，Kenmure集團可藉沒收僱員放棄之有關供款以扣減日後應支付之供款。

借貸成本

借貸成本於其所產生期間於收益表中確認為開支。

外幣

本財務資料以港元呈列，即Kenmure之功能及呈列貨幣。Kenmure集團內之實體各自決定其功能貨幣，各實體之財務報表項目均以所定功能貨幣計算。外幣交易最初按交易日之有關功能貨幣之匯率換算入賬。以外幣為計價單位之貨幣資產及負債，按有關功能貨幣於結算日之匯率重新換算。所有匯兌差額撥往收益表。按原值成本列賬及以外幣結算之非貨幣項目，採用最初交易日期之匯率換算。按公允值列賬及以外幣結算之非貨幣項目，採用釐定公允值日期之匯率換算。

3. 主要會計判斷及估計

編製財務報表需要管理層作出判斷、估計及假設，而此等將影響於記錄日期收入、開支、資產及負債之呈報金額及或然負債之披露。然而，該等假設及估計之不明朗因素可能導致需要對未來資產或負債之賬面值作出重大調整。

不明朗因素估計

就未來所作主要假設及於結算日其他主要不明朗因素估計之來源，而該等假設及估計會造成須對下一個財政年度內資產及負債賬面值作出重大調整之重大風險均於下文討論。

商譽減值

就商譽減值評估所作之主要假設均列載於財務報表附註13。

物業公允值之估計

在缺乏活躍市場中同類物業之現時價格時，本集團考慮多方面資料，其中包括：

(a) 不同性質、狀況或地點（或受不同租約或其他合約規限）物業在活躍市場上之現時價格（須就各項差異作出調整）；

(b) 活躍程度稍遜之市場所提供相類物業最近期價格（須按自有關價格成交當日以來經濟狀況出現之任何變化作出調整）；及

(c) 根據對於未來現金流量之可靠估計而作出之折讓現金流量預測。該預測獲現有租約與其他合約之條款及（在可能情況下）外在因素（如地點及狀況相同之類似物業最新市場租值）支持，並採用足以反映現時無法肯定有關現金流量金額及時間之折讓率計算。

Kenmure集團估計公允值時之主要假設包括地點及狀況相同之同類物業之現時市場租值、適當之折讓率、預期未來市場租值及未來之維修保養費用。

存貨撇減至可變現淨值

管理層於每個結算日審閱存貨之賬齡分析，並就所認定之將低於成本銷售或不適合銷售之陳舊及滯銷存貨項目作出撥備。估價過程涉及估值。管理層對於各結算日就陳舊及滯銷存貨項目所作之充裕撥備表示滿意。

4. 收入、其他收入及收益

營業額(亦指Kenmure集團之營業額)指銷售貨品之發票淨值(扣除退貨與貿易折扣)。

其他收入及收益的分析如下：

	二零零七年	二零零六年	二零零五年
	港元	港元	港元
分租租金收入	—	—	528,997
管理費用	1,014,422	1,832,547	3,462,379
滙兑收益淨額	4,026,314	6,035,975	6,911,381
出售物業及設備項目之收益	5,168,205	—	31,882
利息收入	96,059	168,565	129,176
其他	556,110	369,137	809,541
	10,861,110	8,406,224	11,873,356

5. 分類資料

由於Kenmure集團於有關期間之所有收入、開支、資產及負債均與其於香港之零售及批發時裝及飾物有關，故並無呈列業務及地區分類資料。

6. 年內溢利

Kenmure集團之溢利／(虧損)經扣除／(計入)下列各項：

	二零零七年 港元	二零零六年 港元	二零零五年 港元
銷售存貨成本	105,469,305	92,643,609	103,092,761
折舊	7,757,786	7,028,594	5,726,672
衍生工具之公允值虧損／(收益)			
一不符合作對沖之交易	103,731	(103,731)	—
土地及樓宇之經營租賃租金：			
最低租賃開支	41,949,874	34,583,369	32,449,887
或然租金	3,182,241	1,853,532	2,877,076
撇回一間當時之聯營公司之貸款撥備	—	—	(4,095,000)
僱員福利開支(不包括董事酬金(附註8))：			
薪金、工資及其他福利	27,379,508	27,117,114	27,491,959
定額供款計劃之退休金供款	1,090,872	1,109,823	1,088,333
減：被放棄之供款^	—	(48,063)	(40,429)
	28,470,380	28,178,874	28,539,863
核數師有關核數服務酬金	500,000	490,000	360,000
撇減存貨至可變現淨值	1,000,000	1,000,000	4,300,000

^ 於二零零七年、二零零六年及二零零五年十二月三十一日，並無被放棄之供款可供Kenmure集團用以減少其於未來年度向退休金計劃供款之金額。

7. 融資成本

	Kenmure集團		
	二零零七年 港元	二零零六年 港元	二零零五年 港元
須於五年內悉數償還之銀行貸款之利息	934,763	704,630	596,629
融資租賃之利息	13,692	13,692	10,269
	948,455	718,322	606,898

8. 董事酬金

根據香港公司條例第161條須予披露之有關期間董事酬金詳情如下：

	Kenmure集團		
	二零零七年	二零零六年	二零零五年
	港元	港元	港元
袍金	—	—	—
其他酬金：			
薪金、津貼及實物利益	2,400,000	2,539,804	2,863,847
退休金計劃供款	102,000	120,000	120,000
	2,502,000	2,659,804	2,983,847

9. 稅項

由於Kenmure及其附屬公司於有關期間並無產生任何應課稅溢利，或承前之過往年度稅務虧損足以抵銷有關期間產生之應課稅溢利，故並無作出香港利得稅撥備。

以除稅前溢利／(虧損)，按有關期間香港法定稅率17.5%計算之稅項支出／(抵免)與按實際稅率計算之稅項支出之對賬如下：

	二零零七年	二零零六年	二零零五年
	港元	港元	港元
除稅前溢利／(虧損)	7,186,728	(11,589,246)	10,183,791
按法定稅率17.5%計算之稅項／(抵免)	1,257,678	(2,028,118)	1,782,164
毋須課稅之收入	(24,351)	(29,499)	(961,595)
不可扣稅之支出	46,329	36,654	30,577
應用過往期間之稅項虧損淨額	(1,295,539)	—	(1,126,325)
未確認之稅項虧損	—	2,025,550	—
未確認之暫時差額	15,883	(4,587)	275,179
按Kenmure集團實際稅率計算之稅項收入	—	—	—

於結算日，未於財務資料中就稅項虧損及其他暫時差額進行確認之遞延稅淨資產如下：

	二零零七年	二零零六年	二零零五年
	港元	港元	港元
稅項虧損	22,009,809	23,305,349	21,370,450
其他	981,144	(765,702)	(926,002)
	22,990,953	22,539,647	20,444,448

由於董事認為無法預期相關附屬公司今後可獲得之應課稅溢利，因此未就上述項目之遞延稅資產作出確認。於二零零七年、二零零六年及二零零五年十二月三十一日，Kenmure集團於香港產生之稅項虧損分別約為125,770,000港元，133,173,000港元及122,117,000港元，可無限用以抵銷產生該等虧損之附屬公司之未來應課稅溢利。

10. KENMURE權益持有人每年應佔盈利／(虧損)

截至二零零七年、二零零六年及二零零五年十二月三十一日止年度，Kenmure股本持有人應佔綜合盈利／(虧損)內分別包括虧損92,705港元、82,705港元及52,665港元，已於Kenmure財務報表內處理(附註25(b))。

11. KENMURE普通股權益持有人應佔每股盈利／(虧損)

截至二零零七及二零零五年十二月三十一日止年度，每股基本盈利乃根據Kenmure普通股權益持有人應佔溢利分別為7,186,728港元及10,183,791港元，並以已發行普通股加權平均數為55,000,000股計算。

截至二零零六年十二月三十一日止年度，每股基本虧損乃根據Kenmure普通股權益持有人應佔虧損11,589,246港元及已發行普通股加權平均數為55,000,000股計算。

由於該等年度並不存在具攤薄效應之事項，故並無披露截至二零零七、二零零六年及二零零五年十二月三十一日止年度之每股攤薄盈利／(虧損)金額。

12. 物業及設備

Kenmure集團

	土地及樓宇 港元	傢俬、裝置及設備 港元	汽車 港元	總額 港元
成本或估值：				
於二零零五年一月一日	6,200,000	23,795,505	1,408,024	31,403,529
添置	—	7,936,188	465,500	8,401,688
重估盈餘	2,886,732	—	—	2,886,732
撇銷累計折舊	(586,732)	—	—	(586,732)
出售	—	(2,318,037)	(1,155,850)	(3,473,887)
於二零零五年十二月三十一日及二零零六年一月一日	8,500,000	29,413,656	717,674	38,631,330
添置	—	8,392,880	—	8,392,880
重估盈餘	1,677,500	—	—	1,677,500
撇銷累計折舊	(977,500)	—	—	(977,500)
出售	—	(5,332,926)	—	(5,332,926)
於二零零六年十二月三十一日及二零零七年一月一日	9,200,000	32,473,610	717,674	42,391,284
添置	—	1,687,379	—	1,687,379
出售	(9,200,000)	(7,947,095)	—	(17,147,095)
於二零零七年十二月三十一日	—	26,213,894	717,674	26,931,568
累計折舊：				
於二零零五年一月一日	—	17,343,872	1,336,573	18,680,445
本年計提	586,732	5,058,472	81,468	5,726,672
重估撥回	(586,732)	—	—	(586,732)
出售	—	(2,317,339)	(1,155,850)	(3,473,189)
於二零零五年十二月三十一日及二零零六年一月一日	—	20,085,005	262,191	20,347,196
本年計提	977,500	5,936,979	114,115	7,028,594
重估撥回	(977,500)	—	—	(977,500)
出售	—	(5,332,926)	—	(5,332,926)
於二零零六年十二月三十一日及二零零七年一月一日	—	20,689,058	376,306	21,065,364
本年計提	1,368,205	6,296,481	93,100	7,757,786
出售	(1,368,205)	(7,947,095)	—	(9,315,300)
於二零零七年十二月三十一日	—	19,038,444	469,406	19,507,850
賬面淨值：				
於二零零五年十二月三十一日	8,500,000	9,328,651	455,483	18,284,134
於二零零六年十二月三十一日	9,200,000	11,784,552	341,368	21,325,920
於二零零七年十二月三十一日	—	7,175,450	248,268	7,423,718

Kemure集團

	土地及樓宇 港元	傢俬、裝置及設備 港元	汽車 港元	總額 港元
成本或估值分析：				
成本	—	29,413,656	717,674	30,131,330
於二零零五年十二月三十一日之估值	8,500,000	—	—	8,500,000
	8,500,000	29,413,656	717,674	38,631,330
成本或估值分析：				
成本	—	32,473,610	717,674	33,191,284
於二零零六年十二月三十一日之估值	9,200,000	—	—	9,200,000
	9,200,000	32,473,610	717,674	42,391,284
成本或估值分析：				
成本	—	26,213,894	717,674	26,931,568
於二零零七年十二月三十一日之估值	—	—	—	—
	—	26,213,894	717,674	26,931,568

Kenmure集團之土地及樓宇由合資格獨立專業估值師威格斯資產評估顧問有限公司於二零零六年及二零零五年十二月三十一日根据其現有用途及以中期租約持有之性質，按公開市場價值作出重估。截至二零零七年十二月三十一日止年度，Kenmure集團已以現金代價13,000,000港元向獨立第三方出售土地及樓宇。

於二零零七年、二零零六年及二零零五年十二月三十一日，Kenmure集團之汽車項目總額內包括根據一項融資租賃持有之汽車，其賬面淨值分別為248,268港元、341,368港元及434,467港元。

13. 商譽

於二零零五年一月一日、二零零五年十二月三十一日、二零零六年一月一日、二零零六年十二月三十一日、二零零七年一月一日及二零零七年十二月三十一日，Kenmure集團因收購附屬公司而產生之商譽之成本及賬面淨值於綜合資產負債表內資本化為一項資產，其金額為23,086,016港元。

商譽減值審查

Kenmure集團於二零零七年、二零零六年及二零零五年十二月三十一日賬面值23,086,016港元之商譽乃屬於批發及零售時裝及飾物業務(「時裝業務」)。

Kenmure集團時裝業務之可收回金額根據使用價值，採用基於管理層批准之財務預算作出之十五年期現金流量預測而釐定。鑑於管理層經營該業務之長期經驗，管理層假設來自Kenmure集團時裝業務之現金流量將繼續至少超過預測期。用於預測現金流量之折讓率為7.5%。

假設期內不會有重大經濟下滑，並已考慮市場競爭及市場對高級時裝及飾物之持續市場需求，用於推斷Kenmure集團時裝業務於預測期現金流量之年度增長率為6%。

管理層已考慮現金流量預測所採用之假設，並考慮業務發展計劃，該計劃包括於香港及中國其他城市之策略拓展，管理層相信不會產生與時裝業務相關之商譽減值。管理層認為任何重要假設之合理及可預見變動將不會令商譽之賬面值超過其可收回金額。

14. 於附屬公司之權益

	Kenmure 二零零七年 港元	二零零六年 港元	二零零五年 港元
非上市股份，按成本值	39,500,000	39,500,000	39,500,000
借予附屬公司之貸款	28,373,650	28,373,650	28,373,650
	67,873,650	67,873,650	67,873,650

Kenmure集團借予附屬公司之貸款為無抵押、免息及於一年內未到期償還。應付一家附屬公司之款項為無抵押、免息及無固定還款期。

所有與附屬公司之結餘之賬面值與其公允值相若。

附屬公司之詳情如下：

公司名稱	註冊成立及經營地點	已發行普通股股本之面值	Kenmure應佔股本權益百分比 直接	間接	主要業務
詩韻有限公司	香港	104,500,000港元	100	–	零售及批發時裝及飾物
姿寶貿易有限公司	香港	4,500,000港元	–	100	不活躍

15. 存貨

於二零零五年、二零零六年及二零零七年十二月三十一日，Kenmure集團所有存貨均為製成品。

16. 應收賬款

	Kenmure集團		
	二零零七年	二零零六年	二零零五年
	港元	港元	港元
應收賬款	4,692,190	5,156,245	4,315,227
減值	(1,396,461)	(1,396,461)	(1,396,461)
	3,295,729	3,759,784	2,918,766

Kenmure集團與貿易客戶維持一套既定信貸政策，信貸期一般少於三個月。在給予個別信貸期時，會按個別基準考慮客戶之財務能力及與其之經商年期。管理層定期審閱逾期賬款。

於結算日之應收賬款(按發票日期計算，並已扣除撥備)之賬齡分析如下：

	Kenmure集團		
	二零零七年	二零零六年	二零零五年
	港元	港元	港元
1個月之內	3,257,708	3,759,784	2,703,677
2至3個月	38,021	—	16,000
3個月以上	—	—	199,089
	3,295,729	3,759,784	2,918,766

於截止二零零七年及二零零六年十二月三十一日止年度，應收帳款減值撥備概無任何變動。於二零零五年十二月三十一日止年度，應收帳款減值撥備由於二零零五年一月一日之1,546,444港元減少至於二零零五年十二月三十一日之1,396,461港元，該年度之撥回變動為149,983港元。

上述應收賬款之減值撥備中包括個別已減值於二零零七年、二零零六年及二零零五年十二月三十一日應收賬款賬面值為1,396,461港元之全額撥備1,396,461港元。個別減值應收賬款涉及長期拖欠之客戶，收回應收款項存在很大不確定性。Kenmure集團並無就該等結餘持有任何抵押品或其他提升信用之保障。

並無個別及共同被視為減值之應收賬款之賬齡分析如下：

	Kenmure集團		
	二零零七年	二零零六年	二零零五年
	港元	港元	港元
未逾期或未減值	3,289,303	3,759,784	2,719,677
逾期少於1個月	6,426	–	–
逾期1個月以上	–	–	199,089
	3,295,729	3,759,784	2,918,766

未逾期或未減值之應收款項涉及多名近期無拖欠記錄之債務人。

已逾期但未減值之應收款項涉及多名與Kenmure集團保持良好往績記錄之獨立客戶。根據過往經驗，Kenmure集團董事認為，就該等結餘而言，由於信貸質量並未發生重大變動，且結餘仍視為可悉數收回，故毋須作出任何減值撥備。Kenmure集團並無就該等結餘持有任何抵押品或其他信貸提升之保障。

應收賬款之賬面值與其公允值相若。

17. 預付款項、按金及其他應收款項

	Kenmure集團		
	二零零七年	二零零六年	二零零五年
	港元	港元	港元
按金	17,320,951	17,136,549	16,664,920
預付款及其他應收款項	1,161,866	1,499,167	971,579
	18,482,817	18,635,716	17,636,499

上述資產概無逾期或減值。上述結餘所涉及之資產為近期並無拖欠記錄之應收款項，其賬面值與其公允值相若。

18. 衍生金融工具

於二零零六年十二月三十一日，Kenmure集團持有之外滙期權合約按其公允值103,731港元列賬。

Kenmure集團訂立外滙期權合約以管理其匯率風險，惟並不符合作對沖會計處理之準則。截至二零零七年十二月三十一日止年度及截至其屆滿時，外匯期權合約公允值虧損為103,731港元，於該年收益表中扣除。截至二零零六年十二月三十一止年度，103,731港元之外匯期權之公允值收益計入該年收益表內。

Kenmure集團於二零零五年及二零零七年十二月三十一日並無未到期外匯期權合約。

19. 現金及銀行結餘

銀行存款按銀行每日存款利率之浮動息率賺取利息。概無銀行結餘已抵押或限制使用。

現金及銀行結餘之賬面值與其公允值相若。

20. 應付賬款及應付票據

於結算日，應付賬款及應付票據按發票日期之賬齡分析如下：

	Kenmure集團		
	二零零七年	二零零六年	二零零五年
	港元	港元	港元
1個月內	4,179,304	5,046,829	1,665,259
2至3個月	273,262	—	—
超過3個月	555,665	1,350	1,350
	5,008,231	5,048,179	1,666,609

Kenmure集團之所有應付賬款及應付票據乃無抵押、免息及於三個月內或於接獲通知時償還。應付賬款及應付票據之賬面值與其公允值相若。

21. 其他應付款項及應計費用

	Kenmure集團		
	二零零七年	二零零六年	二零零五年
	港元	港元	港元
其他應付款項	9,255,425	7,425,930	6,788,615
應計費用	1,825,743	1,990,069	1,475,353
	11,081,168	9,415,999	8,263,968

Kenmure集團之所有其他應付款項及應計費用乃無抵押、免息及於三個月內或於接獲通知時償還。包括以上結餘之金融負債之賬面值與其公允值相若。

22. 附息銀行貸款及其他借款

Kenmure集團	二零零七年 實際利率(%)	到期年份	港元	二零零六年 實際利率(%)	到期年份	港元	二零零五年 實際利率(%)	到期年份	港元
流動									
應付融資租賃(附註23)	3	二零零八年	91,248	3	二零零七年	91,248	3	二零零六年	91,248
銀行貸款－無抵押	7至8	二零零八年	4,620,595	7.75至8	二零零七年	9,176,899	7至8	二零零六年	3,887,445
			4,711,843			9,268,147			3,978,693
非流動									
應付融資租賃(附註23)	3	二零零九年至二零一零年	114,044	3	二零零八年至二零一零年	205,292	3	二零零七年至二零一零年	296,540
			4,825,887			9,473,439			4,275,233

除融資租賃安排為固定息率3%外，Kenmure集團所有附息貸款之息率均屬浮動息率。Kenmure集團之所有附息銀行貸款及其他貸款均以港元結算。

Kenmure集團流動借款之賬面值與其公允值相若。於二零零七年、二零零六年及二零零五年十二月三十一日，Kenmure集團非流動應付融資租賃之賬面值分別為114,044港元、205,292港元及296,540港元，其公允值分別為119,344港元、218,260港元及270,251港元，該公允值乃按現行之利率折讓估計未來現金流量來釐定。

23. 應付融資租賃

Kenmure集團根據融資租賃安排租賃一輛汽車，於二零零七年十二月三十一日，剩餘租期為二年零三個月。

於結算日，Kenmure集團根據融資租賃之未來最低租賃付款總額及其現值如下：

Kenmure集團	最低租賃付款			最低租賃付款之現值		
	二零零七年	二零零六年	二零零五年	二零零七年	二零零六年	二零零五年
	港元	港元	港元	港元	港元	港元
應付款項：						
一年內	104,940	104,940	104,940	91,248	91,248	91,248
第二年	104,940	104,940	104,940	91,236	91,248	91,248
第三至五年（包括首尾兩年）	26,235	131,175	236,115	22,808	114,044	205,292
最低融資租賃付款總額	236,115	341,055	445,995	205,292	296,540	387,788
未來融資費用	(30,823)	(44,515)	(58,207)			
淨融資租賃付款總額	205,292	296,540	387,788			
列為流動負債部分（附註22）	(91,248)	(91,248)	(91,248)			
非流動部分（附註22）	114,044	205,292	296,540			

24. 股本

	二零零七年	二零零六年	二零零五年
	港元	港元	港元
法定：			
100,000,000股每股面值1港元之普通股	100,000,000	100,000,000	100,000,000
已發行及繳足：			
55,000,000股每股面值1港元之普通股	55,000,000	55,000,000	55,000,000

25. 儲備

(a) Kenmure集團

Kenmure集團於有關期間之儲備及其變動，呈列於第93頁之綜合權益變動表。

(b) Kenmure

	股份溢價	累計虧損	總計
	港元	港元	港元
於二零零五年一月一日	12,873,650	(516,413)	12,357,237
年內虧損	—	(52,665)	(52,665)
於二零零五年十二月三十一日及二零零六年一月一日	12,873,650	(569,078)	12,304,572
年內虧損	—	(82,705)	(82,705)
於二零零六年十二月三十一日及二零零七年一月一日	12,873,650	(651,783)	12,221,867
年內虧損	—	(92,705)	(92,705)
於二零零七年十二月三十一日	12,873,650	(744,488)	12,129,162

26. 主要非現金交易

截至二零零五年十二月三十一日止年度，Kenmure集團就一輛汽車訂立一份融資租賃安排，租約訂立時汽車之資本總值為456,224港元。

27. 或然負債

於二零零七年、二零零六年及二零零五年十二月三十一日，Kenmure就一家附屬公司獲授的銀行融資向銀行提供6,000,000港元之擔保。於二零零七年及二零零六年十二月三十一日，有關融資已分別動用其中240,449 港元及1,027,207港元。於二零零五年十二月三十一日並未動用有關融資。

28. 經營租約安排

Kenmure集團根據經營租約安排租用若干物業。經協商之物業租賃期介乎一年至四年。

於結算日，根據不可撤銷之經營租約，Kenmure集團之未來最低租金支出總額如下：

	二零零七年	二零零六年	二零零五年
	港元	港元	港元
一年內	35,833,049	37,806,569	31,663,933
第二至五年(包括首尾兩年)	37,116,237	51,574,568	32,481,667
	72,949,286	89,381,137	64,145,600

29. 關連人士之交易

(a) 除財務資料其他部分所詳述之交易及結餘外，Kenmure集團於有關期間有下列重大關連人士交易：

	附註	二零零七年 港元	二零零六年 港元	二零零五年 港元
來自當時一家聯營公司之管理費收入	(i)	–	–	1,546,955
向最終控股公司支付之管理費	(ii)	–	–	720,000
向Kenmure一名董事之配偶擁有控股權益之公司支付之顧問費	(iii)	–	–	708,000
給予當時一間聯營公司貸款之利息收入	(iv)	–	–	84,423

附註：

(i) 根據Kenmure集團與當時一家聯營公司訂立之協議，向該聯營公司提供店舖管理服務，故向當時該家聯營公司收取管理費收入。

(ii) 根據Kenmure集團與最終控股公司之間之協定，由二零零五年一月一日至二零零五年六月三十日，向Kenmure集團收取之管理費為每月120,000港元。

(iii) 根據Kenmure一家附屬公司與一關連公司訂立之協議，由二零零五年一月一日至二零零五年六月三十日，提供予該附屬公司之顧問服務按每月118,000港元計費。

(iv) 給予當時一間聯營公司之貸款按年利率2.5厘計息，該項貸款已於截至二零零五年十二月三十一日止年度全數償還。

(b) Kenmure集團主要管理人員之報酬：

	二零零七年 港元	二零零六年 港元	二零零五年 港元
短期僱員福利	4,300,398	5,403,014	5,949,323
離職福利	159,695	217,715	224,315
支付予主要管理人員之報酬總額	4,460,093	5,620,729	6,173,638

有關董事酬金之其他詳情載於財務資料附註8。

30. 按類別劃分的金融工具

於結算日中各類金融工具的賬面值如下：

二零零七年－Kenmure集團

金融資產

	貸款及應收款項 港元
應收賬款	3,295,729
包括於預付款項、按金及其他應收款項中的金融資產	17,320,951
現金及銀行結餘	24,950,509
	45,567,189

金融負債

	按攤銷成本列賬之金融負債 港元
應付賬款及應付票據	5,008,231
包括於其他應付款項及應計費用中的金融負債	9,255,425
附息銀行借款及其他借款	4,825,887
	19,089,543

二零零六年－Kenmure集團

金融資產

	按公允價值計入損益中一持作交易的金融資產 港元	貸款及應收款項 港元	合計 港元
應收賬款	–	3,759,784	3,759,784
包括於預付款項、按金及其他應收款項中的金融資產	–	17,136,549	17,136,549
衍生金融工具	103,731	–	103,731
現金及銀行結餘	–	10,032,359	10,032,359
	103,731	30,928,692	31,032,423

金融負債

	按攤銷成本列賬之金融負債 港元
應付賬款及應付票據	5,048,179
包括於其他應付款項及應計費用中的金融負債	7,425,930
附息銀行借款及其他借款	9,473,439
	21,947,548

二零零五年－Kenmure集團

金融資產

	貸款及應收款項 港元
應收賬款	2,918,766
包括於預付款項、按金和其他應收款項中的金融資產	16,927,569
現金及銀行結餘	17,789,737
	37,636,072

二零零五年－Kenmure集團

金融負債

	按攤銷成本列賬之金融負債
	港元
應付賬款及應付票據	1,666,609
包括於其他應付款項及應計費用中的金融負債	6,788,615
附息銀行借款及其他借款	4,275,233
	12,730,457

於結算日中各類金融工具的賬面值如下：

Kenmure

金融資產	貸款及應收款項		
	二零零七年	二零零六年	二零零五年
	港元	港元	港元
附屬公司之貸款	28,373,650	28,373,650	28,373,650

金融負債	按攤銷成本列賬的金融負債		
	二零零七年	二零零六年	二零零五年
	港元	港元	港元
包括於其他應付款項及應計費用中的金融負債	90,000	80,000	40,000
應付一間附屬公司款項	654,488	571,783	529,078
	744,488	651,783	569,078

31. 財務風險管理目標和政策

Kenmure集團通過附息銀行及其他借款為運營融資，並直接從運營過程中產生多種其他金融資產及負債，如應收賬款及應付賬款及應付票據。Kenmure集團因該等金融工具所引起的主要風險有利率風險、外幣風險、信用風險及流動資金風險。

Kenmure集團的風險管理策略旨在盡量減少金融風險對Kenmure集團財務狀況造成的負面影響。董事會審閱並協定政策，以便管理每項風險。Kenmure集團的政策是不持有或出售金融工具作投機用途。

利率風險

Kenmure集團的市場利率變動風險主要與短期浮動利率附息銀行借款有關。

Kenmure集團的利率風險管理政策是降低或保持當前的附息借款水平。由於Kenmure集團預期不會大幅提高附息借款水平，Kenmure集團並無採用任何利率掉期以對沖利率風險。

下表展示於其他變數保持穩定，而利率可能出現合理波動的情況下，Kenmure集團之溢利或虧損(透過浮動利率借款影響)及股權對波動之敏感性。

Kenmure集團

	基點 增加／(減少)	溢利增加／(減少) 虧損減少／(增加) 港元	股權 增加／(減少) 港元
二零零七年			
港元	50	(3,330)	(3,330)
港元	(50)	3,330	3,330
二零零六年			
港元	50	(6,984)	(6,984)
港元	(50)	6,984	6,984
二零零五年			
港元	50	(2,945)	(2,945)
港元	(50)	2,945	2,945

外幣風險

Kenmure集團亦涉及交易貨幣風險，此類風險起源於以Kenmure集團功能貨幣以外的其他貨幣進行的採購計價單位。於截至二零零七年、二零零六年及二零零五年十二月三十一日止年度，Kenmure集團分別約99%、97%及98%的採購都是以功能貨幣以外的其他貨幣計值。

Kenmure集團不時利用外匯期權合約來管理部分外幣風險，並將持續評估此類風險及市場狀況，以決定將來是否需要任何其他對沖安排。

下表展示於結算日所有其他變數保持不變而美元及歐元匯率可能出現合理波動，在此情況下，Kenmure集團之溢利或虧損(因貨幣資產及負債的公允價值出現變動)和股權對波動之敏感性。

	美元／歐元匯率增加／(減少)	溢利增加／(減少)虧損減少／(增加)	股權增加／(減少)
	%	港元	港元
二零零七年			
若港元相對歐元弱勢	5%	(169,285)	(169,285)
若港元相對歐元強勢	(5%)	169,285	169,285
若港元相對美元弱勢	5%	(36,528)	(36,528)
若港元相對美元強勢	(5%)	36,528	36,528
二零零六年			
若港元相對歐元弱勢	5%	(201,222)	(201,222)
若港元相對歐元強勢	(5%)	201,222	201,222
若港元相對美元弱勢	5%	(5,741)	(5,741)
若港元相對美元強勢	(5%)	5,741	5,741
二零零五年			
若港元相對歐元弱勢	5%	(27,042)	(27,042)
若港元相對歐元強勢	(5%)	27,042	27,042
若港元相對美元弱勢	5%	(7,388)	(7,388)
若港元相對美元強勢	(5%)	7,388	7,388

信用風險

Kenmure集團僅與獲認可並且信譽良好的第三方按賒賬期限進行貿易。應收款項結餘乃按持續基準監控，而Kenmure集團的壞賬風險並不重大。

Kenmure集團的其他金融資產(包括銀行結餘、按金及其他應收款項)的信用風險源自對手方違約，最大相等於該等金融工具之金額。

由於Kenmure集團僅與獲認可並且信譽良好的第三方進行貿易，所以對抵押品並無要求。由於Kenmure Group之應收賬款涉及大量不同顧客，故Kenmure集團之信用風險並不集中。

Kenmure集團源自應收賬款之信用風險之詳細數據披露，載於財務資料附註16。

流動資金風險

Kenmure集團採用常規流動性規劃工具監控資金短缺風險。此工具考慮金融工具及金融資產(如應收賬款)之到期日，並預測運營現金流量。

Kenmure集團的目標是利用附息銀行及其他借款來保持融資連續性與靈活性的平衡。

Kenmure集團截至結算日，以要約未折讓付款基準計算之金融負債，其到期日如下：

Kenmure集團

	二零零七年			
	一年內或接獲通知	一年以上二年以下	二年以上五年以下	合計
	港元	港元	港元	港元
應付賬款及應付票據	5,008,231	–	–	5,008,231
包括於其他應付款項及應計費用中的金融負債	9,255,425	–	–	9,255,425
附息銀行及其他借款	4,711,843	91,236	22,808	4,825,887
	18,975,499	91,236	22,808	19,089,543

Kenmure集團

	二零零六年			
	一年內或接獲通知	一年以上二年以下	二年以上五年以下	合計
	港元	港元	港元	港元
應付賬款及應付票據	5,048,179	–	–	5,048,179
包括於其他應付款項及應計費用中的金融負債	7,425,930	–	–	7,425,930
附息銀行及其他借款	9,268,147	91,248	114,044	9,473,439
	21,742,256	91,248	114,044	21,947,548

Kenmure集團

	二零零五年			
	一年內或接獲通知	一年以上二年以下	二年以上五年以下	合計
	港元	港元	港元	港元
應付賬款及應付票據	1,666,609	–	–	1,666,609
包括於其他應付款項及應計費用中的金融負債	6,788,615	–	–	6,788,615
附息銀行及其他借款	3,978,693	91,248	205,292	4,275,233
	12,433,917	91,248	205,292	12,730,457

Kenmure截至結算日，以要約未折讓付款基準計算之金融負債，到期日如下：

Kenmure

	二零零七年 一年內或 接獲通知 港元	二零零六年 一年內或 接獲通知 港元	二零零五年 一年內或 接獲通知 港元
包括於其他應付款項及應計費用中的金融負債	90,000	80,000	40,000
應付一間附屬公司款項	654,488	571,783	529,078
	744,488	651,783	569,078

資本管理

Kenmure集團資本管理的首要目標，是維護Kenmure集團的持續經營能力並保持健康的資本比率，從而為其業務提供支持及使股東獲得最大利益。

Kenmure集團根據經濟條件的變化及潛在資產的風險特徵，管理資本結構並加以調整。為維持或調整資本結構，Kenmure集團可向股東退回資本或發行新股。Kenmure集團不受外部任何附加的資本要求所限，於有關期間，目標、政策及流程並無出現變動。

Kenmure集團利用資產負債比率來監控資本，資產負債比率為總借款額除以Kenmure集團股權持有人應佔總權益。Kenmure集團的政策是保持較低的債務水平並保持資產負債比率不高於20%。總借款包括附息銀行及其他借款。截至結算日的資產負債比率如下：

	二零零七年 港元	二零零六年 港元	二零零五年 港元
附息銀行及其他借款	4,825,887	9,473,439	4,275,233
股東權益	97,292,627	90,105,899	100,017,645
資產負債比率	5.0%	10.5%	4.3%

32. 結算日後事項

於二零零八年一月二十二日，本公司宣佈於二零零八年一月二十一日，本公司的全資附屬公司，即直接擁有Kenmure的e-Media (Asia) Limited訂立協議收購其於Kenmure Limited合共40%額外權益，總代價為22,000,000港元。

33. 結算日後財務報表

Kenmure集團並無就二零零七年十二月三十一日後任何期間編製經審核綜合財務報表。

此致

香港九龍
尖沙咀東部
麼地道77號
華懋廣場
15樓1502室

安寧控股有限公司
董事會　台照

安永會計師事務所
香港執業會計師
謹啟

二零零八年四月十四日

2. KENMURE集團之管理層討論及分析

以下為Kenmure集團截至二零零七年十二月三十一日止三個年度之管理層討論及分析。

截至二零零七年十二月三十一日止年度

財務回顧

截至二零零七年十二月三十一日止年度，Kenmure集團錄得營業額為214,168,000港元，較二零零六年增長23%。與二零零六年之綜合虧損11,589,000港元相比，年內綜合溢利達7,187,000港元。

流動資金及財務狀況

於二零零七年十二月三十一日，Kenmure集團之財務狀況穩健，持有現金及存款24,951,000港元。於二零零七年十二月三十一日，借貸總額為4,826,000港元，其中4,712,000港元須於一年內到期償還。於年度結算日，Kenmure集團之資本負債比率(即借貸總額與Kenmure集團權益持有人應佔總權益之比率)為5%。於二零零七年十二月三十一日之流動比率為4.2倍。

於二零零七年十二月三十一日，Kenmure集團之借貸及銀行結餘主要以港元為單位。而匯兑差額已於經審核財務報表內予以反映。除融資租賃安排以固定息率3厘計息外，Kenmure集團之所有借貸均以浮息計算。Kenmure集團之進口採購主要以歐元結算。Kenmure集團會不時審閱其外匯狀況及市場情況，以決定是否需要進行任何對沖。

業務回顧

詩韻二零零七年之業績令人鼓舞，錄得營業額214,168,000港元，較上年增長23%。

經濟繁榮、嚴格管理控制及更專注之購貨計劃均對該表現作出貢獻。

毛利率自47%增長4%至51%。儘管店舖租用成本較上年增加25%，但整體店舖開支佔營業額之比例較二零零六年之45%減少至41%。總辦事處開支佔銷售額之比例亦較二零零六年之13%改善至10%。上述改善推動詩韻錄得純利7,300,000港元，其中5,168,000港元源自物業銷售。

在經營方面，本年度新開設兩間時裝店。

(i) 於二零零七年十二月於九龍海洋中心開設另一間Kenzo專門店。管理層相信在Louis Vuitton旗艦店(亞洲最大)於二零零八年三月在該店鋪對面開張後必將提高該地區之人流量，從而推動該店鋪之銷售增長。

(ii) 於二零零七年九月在香港國際金融中心商場開設Brunello Cucinelli專門店。該店鋪為香港首間Brunello Cucinelli專門店。該品牌在詩韻多品牌店舖擁有良好之往績記錄，在二零零八春夏季應開始有理想之表現

僱員及酬金政策

於二零零七年十二月三十一日，Kenmure集團合共聘用145名全職僱員，大部份駐於Kenmure集團之香港辦事處。Kenmure集團之酬金政策乃按僱員表現而定，並符合各地區之薪酬趨勢。Kenmure集團提供僱員福利如職工保險計劃、公積金及退休金、酌情表現花紅、以及外部訓練支援。

截至二零零六年十二月三十一日止年度

財務回顧

截至二零零六年十二月三十一日止年度，Kenmure集團錄得營業額為174,710,000港元，較二零零五年下跌11%。與二零零五年之綜合溢利10,184,000港元相比，年內綜合虧損達11,589,000港元。

流動資金及財務狀況

於二零零六年十二月三十一日，Kenmure集團之財務狀況穩健，持有現金及存款10,032,000港元。於二零零六年十二月三十一日，借貸總額為9,473,000港元，其中9,268,000港元須於一年內到期償還。於年度結算日，Kenmure集團之資本負債比率(即借貸總額與Kenmure集團權益持有人應佔總權益之比率)為10.5%。於二零零六年十二月三十一日之流動比率為2.9倍。

於二零零六年十二月三十一日，Kenmure集團之借貸及銀行結餘主要以港元為單位。而匯兌差額已於經審核財務報表內予以反映。除融資租賃安排以固定息率3厘計息外，Kenmure集團之所有借貸均以浮息計算。Kenmure集團之進口採購主要以歐元結算。Kenmure集團會不時審閱其外匯狀況及市場情況，以決定是否需要進行任何對沖。

業務回顧

由於租約期滿，在第一季度有數間店舖關閉，且只可於第三季度在新地點重新開設，因而影響詩韻首六個月之銷售營業額。遷往太古廣場的店舖同時出售男士及女士服裝。位於海港城之新店只售賣男士服裝，與附近現有的詩韻女士服裝店相互配合。

新店網絡反映詩韻以香港及九龍優越地點之高檔消費市場為對象之策略。本年度下半年之銷量已回復至滿意水平。

僱員及酬金政策

於二零零六年十二月三十一日，Kenmure集團合共聘用150名全職僱員，大部份駐於Kenmure集團之香港辦事處。Kenmure集團之酬金政策乃按僱員表現而定，並符合各地區之薪酬趨勢。Kenmure集團提供僱員福利如職工保險計劃、公積金及退休金、酌情表現花紅、以及外部訓練支援。

截至二零零五年十二月三十一日止年度

財務回顧

截至二零零五年十二月三十一日止年度，Kenmure集團錄得營業額為195,467,000港元，較二零零四年增長18%。與二零零四年之綜合溢利12,684,000港元相比，年內綜合溢利達10,184,000港元。

流動資金及財務狀況

於二零零五年十二月三十一日，Kenmure集團之財務狀況穩健，持有現金及存款17,790,000港元。於二零零五年十二月三十一日，借貸總額為4,275,000港元，其中3,979,000港元須於一年內到期償還。於年度結算日，Kenmure集團之資本負債比率(即借貸總額與Kenmure集團權益持有人應佔權益之比率)為4.3%。於二零零五年十二月三十一日之流動比率為5.2倍。

於二零零五年十二月三十一日，Kenmure集團之借貸及銀行結餘主要以港元單位。而匯兑差額已於經審核財務報表內予以反映。除融資租賃安排以固定息率3厘計息外，Kenmure集團之所有借貸均以浮息計算。Kenmure集團之進口採購主要以歐元結算。Kenmure集團會不時審閱其外匯狀況及市場情況，以決定是否需要進行任何對沖。

業務回顧

儘管期內天氣較為和暖、利率上升及燃油價格向上，令消費氣氛呆滯，但詩韻之銷售額仍較上年增長20%。盈利表現理想帶動毛利按年上升9%。年內在黃金地段合共設立四個銷售點，同時亦有四間店舖因表現不理想於租約期滿後結束營業。

詩韻於二零零六年會繼續推動銷售增長及改善毛利，進一步專注於流行高級消費品業務，改善貨品陳列及服務質素。詩韻將於二零零六年合共開設三間新店舖，其中兩間屬現有店舖搬遷。新店舖之設計將為顧客提供更佳購物環境。

僱員及酬金政策

於二零零五年十二月三十一日，Kenmure集團合共聘用153名全職僱員，大部份駐於Kenmure集團之香港辦事處。Kenmure集團之酬金政策乃按僱員表現而定，並符合各地區之薪酬趨勢。Kenmure集團提供僱員福利如職工保險計劃、公積金及退休金、酌情表現花紅、以及外部訓練支援。

1. 未經審核備考財務資料之會計師報告

ERNST & YOUNG

香港中環
金融街8號
國際金融中心二期
18樓

敬啟者：

吾等謹就安寧控股有限公司(「貴公司」)及其附屬公司(以下統稱「貴集團」)載於　貴公司於二零零八年四月十四日刊發之通函(「通函」)附錄三之未經審核備考資產負債表(「未經審核備考財務資料」)作出報告。未經審核備考財務資料乃由　貴公司董事編製，僅供說明用途，以提供資料說明　貴公司建議收購Kenmure Limited(貴公司間接持有其60%股權之附屬公司)額外40%股權(「建議收購事項」)對　貴集團之資產及負債可能產生之影響。未經審核備考財務資料之編製基準載於通函第135頁至137頁。

貴公司董事及申報會計師各自之責任

按照香港聯合交易所有限公司證券上市規則(「上市規則」)第四章第29段之規定，並且參考由香港會計師公會(「香港會計師公會」)頒佈之會計指引第7號「編製備考財務資料以載入投資通函」，以編製　貴集團之未經審核備考財務資料，全屬　貴公司董事之責任。

根據上市規則第四章第29(7)段之規定，吾等之責任乃對　貴集團未經審核備考財務資料表達意見，並僅向　閣下提供吾等之意見。對於吾等於過往用於編製　貴集團之未經審核備考財務資料之任何財務資料作出之任何報告，除對發出報告當日之收件人所負之責任外，吾等概不承擔任何責任。

意見基準

吾等按照香港會計師公會所頒佈之香港投資通函申報聘約第300號「有關投資通函內備考財務資料之會計師報告」進行工作。吾等之工作主要包括比較未經調整財務資料及原始文件、考慮支持有關調整之證據及與　貴公司董事討論未經審核備考財務資料，並不涉及獨立審查任何相關財務資料。

吾等計劃及執行工作以取得吾等認為必要之資料及解釋，以取得足夠憑證，合理確保貴集團之未經審核備考財務資料已由　貴公司董事按所列基準妥為編製，該等基準與　貴集團之會計政策相符一致，就根據上市規則第4章第29(1)段規定披露之未經審核備考財務資料而言，該等調整乃屬恰當。

未經審核備考財務資料根據　貴公司董事之判斷及假設為基礎而編撰，僅供説明之用，基於其本身假設性質而言，不能作為日後將會發生任何事件之保證或指標，亦不會反映　貴集團於二零零七年十二月三十一日或任何未來日期之財務狀況。

意見

吾等認為：

a. 未經審核備考財務資料已由　貴公司董事根據所列基準妥善編製；

b. 此基準與　貴集團之會計政策貫徹一致；及

c. 就根據上市規則第4章第29(1)段規定披露之未經審核備考財務資料而言，該等調整乃屬恰當。

此致

香港九龍
尖沙咀東部
麼地道77號
華懋廣場
15樓1502室

安寧控股有限公司
董事會　台照

安永會計師事務所
香港執業會計師
謹啟

二零零八年四月十四日

2. 於建議收購後之經擴大集團未經審核備考財務資料

(A) 緒言

於二零零八年一月二十一日，本公司之全資附屬公司e-Media (Asia) Limited就收購Kenmure Limited(本公司間接持有其60%股權之附屬公司)額外合共40%股權訂立協議，代價總額為22,000,000港元，有關代價將以現金支付。

以下為經建議收購事項而擴大之本集團(「經擴大集團」)根據下文所載附註之基準編製之未經審核備考資產負債表，並假設建議收購事項已於二零零七年十二月三十一日完成，旨在説明建議收購事項於有關日期對本集團財務狀況所構成之影響。

經擴大集團之未經審核備考資產負債表乃根據本集團於二零零七年十二月三十一日之經審核綜合資產負債表(載於本公司截至二零零七年十二月三十一日止年度之年報)而編製，且已綜合Kermure Limited及其附屬公司於二零零七年十二月三十一日之資產負債表之60%權益，並載於本通函附錄二。

未經審核備考資產負債報表僅為説明用途而編製，並由於其假設性質，故未必能反映於實際完成建議收購事項後經擴大集團之資產及負債狀況。

(B) 經擴大集團未經審核備考財務資料

於二零零七年十二月三十一日

	本集團 千港元	備考調整 千港元	經擴大集團 千港元
非流動資產			
物業、機器及設備	77,303		77,303
投資物業	113,900		113,900
預付土地租賃款項	2,986		2,986
商譽	6,610		6,610
於聯營公司之權益	17,258		17,258
可供出售之股本投資	35,448		35,448
非流動資產總值	253,505		253,505
流動資產			
存貨	41,359		41,359
應收賬款	7,161		7,161
預付款項、按金及其他應收款項	33,656		33,656
預付土地租賃款項	77		77
按公允值計入損益中之股本投資	197,894		197,894
已抵押存款	342		342
定期存款	495,798		495,798
現金及銀行結餘	46,487	(23,100)[(i)]	23,387
流動資產總值	822,774		799,674
流動負債			
應付賬款及其他應付款項	40,973		40,973
附息銀行及其他借款	4,712		4,712
債券之即期部份	2,670		2,670
其他貸款	5,349		5,349
應付税項	5,497		5,497
流動負債總額	59,201		59,201
流動資產淨值	763,573		740,473
總資產減流動負債	1,017,078		993,978

	本集團 千港元	備考調整 千港元	經擴大集團 千港元
非流動負債			
債券	3,462		3,462
附息銀行及其他借款	114		114
遞延收入	23,015		23,015
非流動負債總額	26,591		26,591
資產淨值	990,487		967,387
權益			
本公司權益持有人應佔權益			
已發行股本	16,507		16,507
儲備	943,433	6,583[(ii)]	950,016
	959,940		966,523
少數股東權益	30,547	(29,683)[(ii)]	864
權益總額	990,487		967,387

附註：

(i) 即建議收購事項代價22,000,000港元加估計交易成本約1,100,000港元。估計收購總成本(包括交易成本) 23,100,000港元將計劃以本集團內部資源支付。

就未經審核備考財務資料而言，本集團於二零零七年十二月三十一日可動用現金及銀行結餘假設用於償付建議收購事項之代價。

(ii) 建議收購事項之折讓約6,583,000港元已計入經擴大集團之保留溢利內，猶如建議收購事項已於二零零七年十二月三十一日完成。收購事項折讓乃將Kenmure Limited之40%股權於二零零七年十二月三十一日綜合資產淨值29,683,000港元與收購事項估計成本總額(包括交易成本) 23,100,000港元(見上文附註(i)) 比較計算而得出。

1. 責任聲明

本通函乃遵照上市規則之規定提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函所表達之意見乃經審慎周詳考慮後始行作出，而本通函並無遺漏其他事實，致使本通函所載任何內容產生誤導。

2. 權益披露

(a) 董事及主要行政人員之權益及淡倉

於最後實際可行日期，本集團董事及主要行政人員於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債券中擁有(a)根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所（包括根據證券及期貨條例有關條文彼等擁有或被視為已擁有之權益及淡倉），或(b)根據證券及期貨條例第352條之規定須登記於該條例所指之登記冊，或(c)根據本公司所採用之上市發行人董事進行證券交易之標準守則（「標準守則」）須知會本公司及聯交所之權益或淡倉如下：

於本公司已發行股份之好倉

董事姓名	透過一受控制公司持有之股份數目	佔本公司已發行股本之百分比
梁榮江先生	200,000	0.012%

除上文所披露者外，於最後實際可行日期，概無本公司董事及主要行政人員於本公司或其任何相聯法團（定義見證券及期貨條例第XV部）之股份、相關股份及債券中擁有(a)根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所；或(b)根據證券及期貨條例第352條之規定存置之登記冊須登記；或(c)根據本公司所採用之標準守則須知會本公司及聯交所之權益或淡倉。

(b) 根據證券及期貨條例須予披露之股東權益

於最後實際可行日期，據本公司董事或主要行政人員所知，根據本公司按證券及期貨條例第336條置存之權益登記冊所示，下列人士（並非本公司之一名董事或主要行政人員）於本公司之股份或相關股份中擁有或視為擁有根據證券及期貨條例第XV部第2及3分部須向本

公司及聯交所作出披露之權益或淡倉，或直接或間接擁有附帶權利可於任何情況下在經擴大集團任何其他成員公司之股東大會投票之任何類別股本面值10%或以上權益，或就該股本擁有任何購股權：

於本公司已發行股份之好倉

名稱	直接權益	間接權益	持有之股份數目	佔本公司已發行股本之百分比
Diamond Leaf Limited	162,216,503	—	162,216,503	9.8%
Solution Bridge Limited	408,757,642	—	408,757,642	24.8%
龔如心女士(已故)(附註)	—	570,974,145	570,974,145	34.6%

附註：龔如心女士(已故)名下所披露之權益為因其於Diamond Leaf Limited及Solution Bridge Limited所持有之權益，而被視為龔如心女士(已故)於本公司股份所持有之權益。

除上文所披露者外，於最後實際可行日期，本公司董事及主要行政人員並不知悉任何人士於本公司之股份或相關股份中擁有或視為擁有根據證券及期貨條例第XV部第2及3分部須向本公司及聯交所作出披露之權益或淡倉，或直接或間接擁有附帶權利可於任何情況下在經擴大集團任何其他成員公司之股東大會投票之任何類別股本面值10%或以上權益，或就該股本擁有任何購股權。

(c) 董事於競爭業務之權益

於最後實際可行日期，據董事所知，概無董事及彼等各自之聯繫人於任何與經擴大集團業務構成或可能構成(不論直接或間接)競爭之業務中擁有權益。

(d) 其他權益

於最後實際可行日期，概無董事自二零零七年十二月三十一日(即本公司最近期刊發經審核賬目之結算日期)以來由經擴大集團任何成員公司(i)收購或出售；或(ii)租賃；或(iii)建議收購或出售；或(iv)建議租賃之任何資產中擁有任何直接或間接權益。

概無董事於最後實際可行日期於對經擴大集團業務屬重大之任何仍然有效之合約或安排中擁有重大權益。

3. 重要合約

經擴大集團在最後實際可行日期之前兩年內訂立之重大或可能屬重大之合約(不包括於日常業務過程中訂立之合約)如下：

(a) 雅奧協議；

(b) Kosin協議；及

(c) 由本公司之全資附屬公司獅龍有限公司與姜曉丹於二零零七年十二月十七日以人民幣12,000,000元(相等於約12,720,000港元)出售北京慧點科技開發有限公司10%權益而訂立之權益轉讓協議。

4. 服務合約

於最後實際可行日期，概無董事已與經擴大集團任何成員公司訂立任何不可於一年內由經擴大集團終止而毋須作出賠償(法定賠償除外)之服務合約。

5. 訴訟

於最後實際可行日期，經擴大集團任何成員公司概無涉及任何重大訴訟或仲裁，且據董事所知，亦無任何有待裁決或威脅經擴大集團任何成員公司之重大訴訟或索償。

6. 專家資格及同意書

本通函載有其意見或建議之專家資格如下：

名稱	資格
粵海證券	可從事證券及期貨條例所界定之第1類(證券交易)、第4類(就證券提供意見)、第6類(就機構融資提供意見)及第9類(提供資產管理)受規管活動之持牌法團
安永	執業會計師

粵海證券及安永已就本通函之刊發各自以書面表示，同意按本通函所列之形式及涵義載入彼等之函件或引述彼等之名稱，且並無撤回彼等之同意書。

粵海證券及安永均無於本集團任何成員公司中擁有任何股權或權利(無論是否可依法強制執行)以認購或提名其他人士認購經擴大集團任何成員公司之證券。

粵海證券及安永均無自二零零七年十二月三十一日(即本公司最近期刊發經審核財務報表之結算日期)以來於經擴大集團任何成員公司收購或出售或承租或於經擴大集團任何成員公司建議收購或出售或承租之任何資產中擁有任何直接或間接權益。

7. 一般事項

(a) 本公司之合資格會計師為蔣耀強先生。彼為英格蘭及威爾斯特許會計師公會會員，以及香港會計師公會及英國特許公認會計師公會資深會員。蔣先生亦為香港執業會計師。

(b) 本公司之公司秘書為鄭佩敏女士。彼為英國特許公認會計師公會資深會員及香港會計師公會會員。彼亦為英國特許秘書及行政人員公會及香港特許秘書公會會員。

(c) 本公司之註冊辦事處為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室。

(d) 本公司之股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

(e) 本通函中英文版本如有歧義，概以英文版本為準。

8. 備查文件

下列文件副本直至二零零八年四月三十日(包括該日)之一般辦公時間內於本公司註冊辦事處，可供查閱：

(a) 本公司之組織章程大綱及細則；

(b) 本附錄第三段「重要合約」一節所提述之重要合約；

(c) 本公司截至二零零七年十二月三十一日止兩個年度之年報；

(d) 粵海證券致獨立董事委員會及獨立股東之意見函件，其全文載於本通函第14至第22頁；

(e) 安永有關經擴大集團之未經審核備考財務資料之報告，其全文載於本通函附錄三；

(f) Kenmure集團之會計師報告，其全文載於本通函附錄二；及

(g) 本附錄第六段所述之粵海證券及安永之同意書。

ENM HOLDINGS LIMITED
安寧控股有限公司

(於香港註冊成立之有限公司)

(股份代號：128)

茲通告安寧控股有限公司(「本公司」)謹訂於二零零八年四月三十日(星期三)上午十一時正或緊隨本公司於當日上午十時三十分在同一地點舉行的股東週年大會結束後，假座香港新界荃灣老圍顯達路十號顯達鄉村俱樂部舉行股東特別大會，藉以審議及酌情批准(不論會否作出修訂)以下決議案為本公司之普通決議案：

普通決議案

(1) 「**動議**：

(a) 批准、確認及追認e-Media (Asia) Limited (「**e-Media (Asia)**」)與雅奧投資有限公司(「**雅奧**」)於二零零八年一月二十一日訂立之股份購買協議(「**雅奧協議**」)(註有「A」字樣的副本已送呈大會，並由大會主席簽署以資識別)，據此e-Media (Asia)同意按16,500,000港元之代價購買雅奧於Kenmure Limited所持有之30%權益，以及批准其項下擬進行交易；及

(b) 授權本公司董事進行彼等認為有關及使雅奧協議生效而言屬必須或權宜或適宜之一切有關行為及事宜，以及執行其項下擬進行交易。」

(2) 「**動議**：

(a) 批准、確認及追認e-Media (Asia) Limited(「**e-Media (Asia)**」)與Kosin Limited (「**Kosin**」)於二零零八年一月二十一日訂立之股份購買協議(「**Kosin協議**」)(註有「B」字樣之副本已送呈大會，並由大會主席簽署以資識別)，據此e-Media (Asia)同意按5,500,000港元之代價購買Kosin於Kenmure Limited所持有之10%權益，以及批准其項下擬進行交易；及

(b) 授權本公司董事進行彼等認為有關及使Kosin協議生效而言屬必須或權宜或適宜之一切有關行為及事宜，以及執行其項下擬進行交易。」

承董事會命
安寧控股有限公司
主席
梁榮江

香港，二零零八年四月十四日

註冊辦事處
香港九龍
尖沙咀東部麼地道77號
華懋廣場15樓1502室

附註：

(1) 凡有權出席大會及於會上投票之本公司股東，均有權委派一位或以上代表，代其出席及投票。受委代表毋須為本公司股東。

(2) 隨函附奉大會適用之代表委任表格。代表委任表格連同授權簽署該表格之授權書或其他授權文件(如有)或由公證人簽署證明之該等授權書或授權文件副本，必須盡快送達本公司註冊辦事處，地址為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室，惟在任何情況下，最遲須於大會或其任何續會指定舉行時間四十八小時前送達，方為有效。

(3) 如屬任何股份之聯名持有人，任何一名該等持有人均可親自或委派代表就有關股份於大會上投票，猶如彼為唯一有權投票者；惟倘若超過一位該聯名持有人親自或委派代表出席大會，則僅就該等股份於本公司股東名冊內排名列首位之出席人士方有權就該等股份投票。

(4) 填妥及交回代表委任表格後，股東仍可依願親身出席大會或其任何續會，並於會上投票。如股東在遞交代表委任表格後出席大會，則其代表委任表格將視為撤銷。

(5) 於本通告日期，本公司執行董事為梁榮江先生(主席)、吳智明先生(行政總裁)、梁煒才先生及楊永東先生；本公司非執行董事為劉偉檳先生；而本公司獨立非執行董事則為趙世曾博士、陳正博士及Ian Grant Robinson先生。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your securities in ENM Holdings Limited, you should at once hand this circular to the purchaser or the transferee or to the bank manager, the licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

ENM HOLDINGS LIMITED
安寧控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 128)

DISCLOSEABLE TRANSACTION
DISPOSAL OF INTEREST IN AN ASSOCIATED COMPANY

7 January 2008

CONTENTS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"associates"	has the meaning ascribed to it under the Listing Rules
"Board"	the Board of Directors
"Company"	ENM Holdings Limited, the issued shares of which are listed on the Main Board of the Stock Exchange
"connected persons"	has the meaning ascribed to it under the Listing Rules
"Consideration"	RMB12,000,000 (equivalent to approximately HK$12,720,000), being the consideration for the Relevant Interest
"Director"	directors of the Company
"Disposal"	the sale of the Relevant Interest to the Purchaser under the Share Transfer Agreement
"Group"	the Company and its subsidiaries
"Latest Practicable Date"	3 January 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Lion Dragon"	Lion Dragon Limited, a company incorporated in British Virgin Islands and a wholly owned subsidiary of the Company
"Listing Rules"	the Rules Governing the Listing of the Securities on the Stock Exchange
"Purchaser"	Jiangxiaodan, a PRC resident
"Relevant Interest"	a 10% equity interest in Smartdot
"Share Transfer Agreement"	the Share Transfer Agreement dated 17 December 2007 entered into between Lion Dragon and the Purchaser for the sale and purchase of the Relevant Interest
"Shareholders"	shareholders of the Company

"Smartdot"	Beijing Smartdot Technologies Co. Ltd., a company incorporated in the PRC with limited liability and in which Lion Dragon has a 20% equity interest immediately prior to the Disposal
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"PRC"	the Peoples' Republic of China excluding Hong Kong, Macau and Taiwan for the purpose of this circular
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong
"RMB"	Renminbi, the lawful currency of the PRC

For the purpose of this circular, unless otherwise specified, the conversion of RMB into HK$ is based on the exchange rate of RMB1.00 = HK$1.06.

ENM HOLDINGS LIMITED

安寧控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock Code: 128)

Executive Directors
Mr. Joseph Wing Kong LEUNG *(Chairman)*
Mr. James C. NG *(Chief Executive Officer)*
Mr. Derek Wai Choi LEUNG
Mr. Wing Tung YEUNG

Non-executive Director
Mr. Raymond Wai Pun LAU

Independent Non-executive Directors
Dr. Cecil Sze Tsung CHAO
Dr. Jen CHEN
Mr. Ian Grant ROBINSON

Registered office:
Suite 1502, 15th Floor
Chinachem Golden Plaza
77 Mody Road
Tsimshatsui East
Kowloon
Hong Kong

7 January 2008

To the Shareholders

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION
DISPOSAL OF INTEREST IN AN ASSOCIATED COMPANY

INTRODUCTION

On 17 December 2007, the Board announced that Lion Dragon, a wholly-owned subsidiary of the Company, entered into the Share Transfer Agreement to dispose to Jiangxiaodan 10% of the equity interest in Smartdot at a consideration of RMB12,000,000 (equivalent to approximately HK$12,720,000).

The Disposal constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. The purpose of this circular is to provide the Shareholders with further details on the Disposal and other information as required under the Listing Rules.

THE SHARE TRANSFER AGREEMENT

Date: 17 December 2007

Parties:

Vendor: Lion Dragon Limited, a wholly-owned subsidiary of the Company

Purchaser: Jiangxiaodan, a PRC resident

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries; (i) save and except being a shareholder of Smartdot holding approximately 20% equity interest of Smartdot, the Purchaser is a third party independent of the Company and its connected persons and is not a connected person of the Company and (ii) there was no previous transaction(s) between the Company and the Purchaser which may require aggregation under Rule 14.22 of the Listing Rules.

Asset to be disposed

Pursuant to the Share Transfer Agreement, Lion Dragon agrees to sell to the Purchaser and the Purchaser agrees to purchase from Lion Dragon 10% of the equity interest in Smartdot at the Consideration.

Consideration and payment terms

The consideration payable by the Purchaser shall be RMB12,000,000 (equivalent to approximately HK$12,720,000) and payable in cash in the following manner:

(i) RMB1,800,000 (equivalent to approximately HK$1,908,000) to be paid within 3 days of the signing of the Share Transfer Agreement and has been paid as at the Latest Practicable Date;

(ii) RMB1,800,000 (equivalent to approximately HK$1,908,000) to be paid within 60 days of the signing of the Share Transfer Agreement;

(iii) RMB3,600,000 (equivalent to approximately HK$3,816,000) to be paid within 270 days of the signing of the Share Transfer Agreement; and

(iv) RMB4,800,000 (equivalent to approximately HK$5,088,000) to be paid within 24 months of the signing of the Share Transfer Agreement.

If the Purchaser shall delay in payment of any instalments for more than 90 days, the Relevant Interest shall be transferred back to Lion Dragon and all instalments already paid by the Purchaser shall be retained by Lion Dragon and not refundable to the Purchaser.

The Purchaser has further executed a pledge agreement of the Relevant Interest in favour of Lion Dragon as security for his obligation under the Share Transfer Agreement.

The consideration of RMB12,000,000 (equivalent to approximately HK$12,720,000) is determined by reference to (i) the net assets of approximately RMB59,003,000 (equivalent to approximately HK$62,543,000) of Smartdot as at 31 December 2006; and (ii) the net loss before taxation of approximately RMB5,742,000 (equivalent to approximately HK$6,087,000) of Smartdot as per its latest management accounts for the ten months ended 31 October 2007.

REASONS FOR AND BENEFITS OF ENTERING OF THE SHARE TRANSFER AGREEMENT

The principal activities of the Company are investment holding and securities trading. The principal activities of its subsidiaries comprise the wholesale and retail of fashion wear and accessories, telecommunications operations, resort and recreational club operations, investment holding and securities trading.

Smartdot is engaged in the development of software and solution projects in the PRC. Given the prevailing keen competition in the software industry in the PRC, the Board considers that it is an appropriate time to realise part of its investment in Smartdot.

The Board considers the terms of the Share Transfer Agreement are fair and reasonable and the entering into of the Share Transfer Agreement is in the interests of the Company and the Shareholders as a whole.

After the Disposal, Lion Dragon continues to hold a 10% equity interest in Smartdot.

INTENDED USE OF PROCEEDS AND FINANCIAL EFFECTS OF THE DISPOSAL

The net proceeds of approximately RMB12,000,000 (equivalent to approximately HK$12,720,000) received will be used as general working capital of the Group.

The net profit before and after taxation of Smartdot for the two financial years ended 31 December 2006 are as follows:

	For the year ended 31 December 2005	For the year ended 31 December 2006
Net profit before taxation	RMB7,095,000 (equivalent to approximately HK$7,521,000	RMB9,320,000 (equivalent to approximately HK$9,879,000
Net profit after taxation	RMB6,003,000 (equivalent to approximately HK$6,363,000)	RMB8,648,000 (equivalent to approximately HK$9,167,000)

The carrying value of the assets to be disposed of in the audited consolidated accounts of the Company was approximately HK$5,506,000 as at 31 December 2006. Based on the latest management accounts of Smartdot as at 31 October, 2007, an unaudited net gain from the Disposal is approximately HK$7,447,000, being the difference between the Consideration less the carrying value of the Relevant Interest of approximately HK$5,273,000 as at 31 October 2007. The final amount of the gain on the Disposal is to be determined with reference to the carrying value of the Relevant Interest as at completion of the Disposal.

LISTING RULES REQUIREMENTS

Pursuant to Rule 14.06 of the Listing Rules, the Disposal constitutes a discloseable transaction for the Company.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the Board
ENM HOLDINGS LIMITED
Joseph Wing Kong LEUNG
Chairman

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts concerning the Group the omission of which would make any statement herein misleading.

2. DISCLOSURE OF INTERESTS

(a) Interests and short positions of directors and chief executive

As at the Latest Practicable Date, the interests and short positions of the Directors and chief executive of the Company and/or their associates in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO), which (i) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO), or (ii) were required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or (iii) were required, pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") adopted by the Company, to be notified to the Company and the Stock Exchange, were as follows:

Long position in the Company's issued shares

Name of Director	Number of shares held through a controlled corporation	Percentage of the Company's issued share capital
Mr. Joseph Wing Kong LEUNG	200,000	0.012%

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or any associated corporation (within the meaning of Part XV of the SFO) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO or (b) were required to be recorded in the register kept by the Company pursuant to section 352 of the SFO or (c) as otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code adopted by the Company.

(b) **Interests of Shareholders discloseable pursuant to the SFO**

As at the Latest Practicable Date, so far as was known to the Directors and the chief executive of the Company, based on the register of interest kept by the Company under Section 336 of the SFO the following are persons (other than a Director or chief executive of the Company) who had, or were deemed to have, an interest or short position in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who were, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any option in respect of such capital:

Long position in the Company's issued shares

Name	Direct interests	Indirect interests	Number of shares held	Percentage of the Company's issued share capital
Diamond Leaf Limited	162,216,503	—	162,216,503	9.8%
Solution Bridge Limited	408,757,642	—	408,757,642	24.8%
Ms. Nina KUNG (deceased) *(note)*	—	570,974,145	570,974,145	34.6%

Note: The interest disclosed under Ms. Nina KUNG (deceased) represents her deemed interests in the shares of the Company by virtue of her interests in Diamond Leaf Limited and Solution Bridge Limited.

Save as disclosed above, the Directors and the chief executive of the Company are not aware that there is any party who, as at the Latest Practicable Date, had, or deemed to have, an interest or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or had any options in respect of such capital.

(c) **Directors' interest in competing business**

As at the Latest Practicable Date, in so far as the Directors were aware, none of the Directors or their respective associates were interested in any business, which competes or is likely to compete, either directly or indirectly, with the business of the Group.

(d) **Other interests**

As at the Latest Practicable Date, none of the Directors had any direct or indirect interest in any assets which have been since 31 December 2006 (being the date to which the latest published audited accounts of the Company were made up), (i) acquired or disposed of by; or (ii) leased to; or (iii) proposed to be acquired or disposed of by; or (iv) proposed to be leased to, any member of the Group.

None of the Directors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

3. CLAIMS AND LITIGATIONS

As at the Latest Practicable Date, no member of the Group was engaged in any litigation or arbitration of material importance and no litigation or claim of material importance was known to the Directors to be pending or threatened against any member of the Group.

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into any service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

5. MISCELLANEOUS

(i) The qualified accountant of the Company is Mr. Victor Yiu Keung CHIANG. He is an associate member of The Institute of Chartered Accountants in England & Wales, and a fellow member of Hong Kong Institute of Certified Public Accountants and The Association of Chartered Certified Accountants. Mr. Chiang is also a Certified Public Accountant practising in Hong Kong.

(ii) The Company Secretary of the Company is Ms. Pui Man CHENG. She is a fellow member of The Association of Chartered Certified Accountants and an associate member of Hong Kong Institute of Certified Public Accountants. She is also a member of Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Chartered Secretaries.

(iii) The registered office of the Company is at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

(iv) The share registrar of the Company in Hong Kong is Computershare Hong Kong Investor Services Ltd at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong.

(v) The English text of this circular shall prevail over the Chinese text for the purpose of interpretation.

此乃要件　請即處理

閣下如對本通函之任何方面或應辦之手續**有任何疑問**，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之安寧控股有限公司證券，應立即將本通函送交買主或承讓人或銀行經理、持牌證券商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦無發表任何聲明，並明確表示不會就本通函全部或任何部份內容，或因倚賴該等內容而引致之任何損失承擔任何責任。

ENM HOLDINGS LIMITED
安寧控股有限公司
（於香港註冊成立的有限公司）
（股份代號：128）

須予披露交易
出售一間聯營公司之權益

二零零八年一月七日

目　錄

頁次

於本通函內，除文義另有所指外，下列詞彙具有以下涵義：

「聯繫人」	指	具有上市規則所賦予之涵義
「董事會」	指	董事會
「本公司」	指	安寧控股有限公司，其已發行股份於聯交所主板上市
「關連人士」	指	具有上市規則所賦予之涵義
「代價」	指	人民幣12,000,000元(相等於約12,720,000港元)，即相關權益之代價
「董事」	指	本公司之董事
「出售事項」	指	根據權益轉讓協議將相關權益售予買方
「本集團」	指	本公司及其附屬公司
「最後實際可行日期」	指	二零零八年一月三日，即本通函付印前就確定其中所載若干資料之最後實際可行日期
「獅龍」	指	獅龍有限公司，一間於英屬處女群島註冊成立之公司，並為本公司之全資附屬公司
「上市規則」	指	聯交所證券上市規則
「買方」	指	姜曉丹，一名中國居民
「相關權益」	指	慧點之10%股權
「權益轉讓協議」	指	獅龍與買方於二零零七年十二月十七日就買賣相關權益而訂立之權益轉讓協議
「股東」	指	本公司之股東

「慧點」	指	北京慧點科技開發有限公司，一間於中國註冊成立之有限公司，緊接出售事項前獅龍擁有其20%股權
「聯交所」	指	香港聯合交易所有限公司
「中國」	指	中華人民共和國，就本通函而言，並不包括香港、澳門及台灣
「港元」	指	香港之法定貨幣港元
「人民幣」	指	中國之法定貨幣人民幣

就本通函而言，除另有指明外，人民幣兑港元之滙率為人民幣1元兑1.06港元。

ENM HOLDINGS LIMITED
安寧控股有限公司
(於香港註冊成立的有限公司)
(股份代號：128)

執行董事：
梁榮江先生(主席)
吳智明先生(行政總裁)
梁煒才先生
楊永東先生

非執行董事：
劉偉檳先生

獨立非執行董事：
趙世曾博士
陳正博士
Ian Grant ROBINSON先生

註冊辦事處：
香港
九龍
尖沙咀東部
麼地道77號
華懋廣場15樓1502室

敬啟者：

須予披露交易
出售一間聯營公司之權益

緒言

於二零零七年十二月十七日，董事會宣佈本公司之全資附屬公司獅龍就以代價人民幣12,000,000元(相等於約12,720,000港元)向姜曉丹出售慧點之10%股權而訂立權益轉讓協議。

出售事項構成本公司根據上市規則第14章所指之一項須予披露交易。本通函旨在向股東提供有關出售事項之進一步詳情及上市規則所規定之其他資料。

權益轉讓協議

日期：　二零零七年十二月十七日

訂約方：

賣方：　獅龍有限公司，本公司之全資附屬公司

買方：　姜曉丹，一名中國居民

就董事所知、所得之資料及所信及經作出一切合理查詢後確認，(i)買方除身為持有慧點約20%股權之慧點股東外，乃獨立於本公司及其關連人士之第三方，且並非本公司之關連人士；及(ii)本公司與買方之前並無交易須根據上市規則14.22條合併計算。

將予出售之資產

根據權益轉讓協議，獅龍同意按代價向買方出售，而買方則同意按代價向獅龍購買慧點之10%股權。

代價及付款年期

買方之應付代價為人民幣12,000,000元(相等於約12,720,000港元)，須按以下形式以現金支付：

(i) 人民幣1,800,000元(相等於約1,908,000港元)將於簽署權益轉讓協議日期起計3日內支付，且已於最後實際可行日期支付；

(ii) 人民幣1,800,000元(相等於約1,908,000港元)將於簽署權益轉讓協議日期起計60日內支付；

(iii) 人民幣3,600,000元(相等於約3,816,000港元)將於簽署權益轉讓協議日期起計270日內支付；及

(iv) 人民幣4,800,000元(相等於約5,088,000港元)將於簽署權益轉讓協議日期起計24個月內支付。

倘買方延期支付任何一期分期款項逾90日，相關權益應轉回予獅龍，而買方已支付之所有分期款項將會由獅龍保留，買方概不會獲退回款項。

買方已以獅龍為受益人而進一步簽署有關相關權益之質押協議，以作為其根據權益轉讓協議的義務之抵押品。

代價人民幣12,000,000元（相等於約12,720,000港元）乃經參考(i)慧點於二零零六年十二月三十一日之資產淨值約人民幣59,003,000元（相等於約62,543,000港元）；及(ii)慧點截至二零零七年十月三十一日止十個月的最近期管理賬目所載之除税前淨虧損約人民幣5,742,000元（相等於約6,087,000港元）後釐定。

訂立權益轉讓協議之原因及裨益

本公司之主要業務為投資控股及證券買賣，而其附屬公司之主要業務則為批發及零售時服及飾物、經營電訊業務、經營渡假中心及俱樂部、投資控股及證券買賣。

慧點於中國從事軟件開發及解決方案項目。鑒於中國軟件行業現時競爭激烈，董事會認為現時乃出售其於慧點之部分投資之適當時機。

董事會認為，權益轉讓協議之條款屬公平合理，訂立權益轉讓協議符合本公司及股東之整體利益。

於出售事項後，獅龍會繼續持有慧點10%股權。

出售事項之擬定所得款項用途及財務影響

出售事項之所得款項淨額約人民幣12,000,000元(相等於約12,720,000港元)將用作本集團之一般營運資金。

慧點於截至二零零六年十二月三十一日止兩個財政年度之除稅前及除稅後純利載列如下:

	截至二零零五年十二月三十一日止年度	截至二零零六年十二月三十一日止年度
除稅前純利	人民幣7,095,000元(相等於約7,521,000港元)	人民幣9,320,000元(相等於約9,879,000港元)
除稅後純利	人民幣6,003,000元(相等於約6,363,000港元)	人民幣8,648,000元(相等於約9,167,000港元)

如本公司之經審核綜合賬目所載,將予出售資產於二零零六年十二月三十一日之賬面值約為5,506,000港元。根據慧點於二零零七年十月三十一日的最近期管理賬目所載資料,因出售事項錄得未經審核淨收益約7,447,000港元,即代價減相關權益於二零零七年十月三十一日之賬面值約5,273,000港元得出之差額。出售事項的最終收益金額將參考相關權益於出售事項完成日期之賬面值釐定。

上市規則含義

根據上市規則第14.06條,出售事項構成本公司之一項須予披露交易。

其他資料

敬請　閣下垂注載於本通函附錄的其他資料。

此致

列位股東　台照

代表董事會
安寧控股有限公司
主席
梁榮江先生
謹啟

二零零八年一月七日

1. 責任聲明

本通函乃遵照上市規則之規定提供有關本集團之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所知及所信，本通函所表達之意見乃經審慎周詳考慮後始行作出，而本通函並無遺漏有關本集團之任何其他事實，致使本通函所載內容產生誤導。

2. 權益披露

(a) 董事及主要行政人員之權益及淡倉

於最後實際可行日期，本公司董事及主要行政人員及／或彼等之聯繫人於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有(i)根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所(包括根據證券及期貨條例有關條文彼等擁有或被視為已擁有之權益及淡倉)，或(ii)根據證券及期貨條例第352條之規定須登記於該條例所指之登記冊，或(iii)根據本公司所採用之上市發行人董事進行證券交易之標準守則(「標準守則」)須知會本公司及聯交所之權益或淡倉如下：

於本公司已發行股份之好倉

董事姓名	透過一受控制法團持有之股份數目	佔本公司已發行股本之百分比
梁榮江先生	200,000	0.012%

除上文所披露者外，於最後實際可行日期，概無本公司董事及主要行政人員於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有(a)根據證券及期貨條例第XV部第7及8分部須知會本公司及聯交所或(b)根據證券及期貨條例第352條之規定存置之登記冊須登記或(c)根據本公司所採用之標準守則須知會本公司及聯交所之權益或淡倉。

(b) **根據證券及期貨條例須予披露之股東權益**

於最後實際可行日期，據本公司董事及主要行政人員所知，根據本公司按證券及期貨條例第336條置存之權益登記冊所示，下列人士(並非本公司之一名董事或主要行政人員)於本公司之股份或相關股份中擁有或視為擁有根據證券及期貨條例第XV部第2及3分部須向本公司及聯交所作出披露之權益或淡倉，或直接或間接擁有附帶權利可於任何情況下在本集團任何其他成員公司之股東大會投票之任何類別股本面值10%或以上權益，或就該股本擁有任何購股權：

於本公司已發行股份之好倉

名稱	直接權益	間接權益	持有之股份數目	佔本公司已發行股本之百分比
Diamond Leaf Limited	162,216,503	—	162,216,503	9.8%
Solution Bridge Limited	408,757,642	—	408,757,642	24.8%
龔如心女士(已故)(附註)	—	570,974,145	570,974,145	34.6%

附註： 龔如心女士(已故)名下所披露之權益為因其於Diamond Leaf Limited及Solution Bridge Limited所持有之權益，而被視為龔如心女士(已故)於本公司股份所持有之權益。

除上文所披露者外，於最後實際可行日期，本公司董事及主要行政人員並不知悉任何人士於本公司之股份或相關股份中擁有或視為擁有根據證券及期貨條例第XV部第2及3分部須向本公司及聯交所作出披露之權益或淡倉，或直接或間接擁有附帶權利可於任何情況下在本集團任何其他成員公司之股東大會投票之任何類別股本面值10%或以上權益，或就該股本擁有任何購股權。

(c) **董事於競爭業務之權益**

於最後實際可行日期，據董事所知，概無董事及彼等各自之聯繫人於任何與本集團業務構成或可能構成(不論直接或間接)競爭之業務中擁有權益。

(d) 其他權益

於最後實際可行日期，概無董事於自二零零六年十二月三十一日(即本公司最近期刊發經審核賬目之結算日期)以來由本集團任何成員公司(i)收購或出售；或(ii)租賃；或(iii)建議收購或出售；或(iv)建議租賃之任何資產中擁有任何直接或間接權益。

概無董事於最後實際可行日期於對本集團業務屬重大之任何仍然有效之合約或安排中擁有重大權益。

3. 索償及訴訟

於最後實際可行日期，本集團任何成員公司概無涉及任何重大訴訟或仲裁，且據董事所知，本集團任何成員公司亦無任何尚未了結或面臨之重大訴訟或索償。

4. 服務合約

於最後實際可行日期，概無董事已與本集團任何成員公司訂立任何不可於一年內由本集團終止而毋須作出賠償(法定賠償除外)之服務合約。

5. 一般事項

(i) 本公司之合資格會計師為蔣耀強先生。彼為英格蘭及威爾斯特許會計師公會會員，以及香港會計師公會及英國特許公認會計師公會資深會員。蔣先生亦為香港執業會計師。

(ii) 本公司之公司秘書為鄭佩敏女士。彼為英國特許公認會計師公會資深會員及香港會計師公會會員。彼亦為英國特許秘書及行政人員公會及香港特許秘書公會會員。

(iii) 本公司之註冊辦事處為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室。

(iv) 本公司於香港之股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。

(v) 就詮釋而言，本通函之中英文本概以英文本為準。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in ENM Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

ENM HOLDINGS LIMITED
安寧控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 128)

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATE TO ISSUE SHARES AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of the Company to be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong on Wednesday, 30 April 2008 at 10:30 a.m. is set out on pages 8 to 10 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the registered office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment thereof (as the case may be) should you so wish.

7 April 2008

CONTENTS

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"AGM"	the annual general meeting of the Company to be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong on Wednesday, 30 April 2008 at 10:30 a.m. or any adjourned meeting thereof
"Articles of Association"	the articles of association of the Company
"Board" or "Board of Directors"	the board of Directors from time to time
"Companies Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong
"Company"	ENM Holdings Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance, whose shares are listed on the main board of the Stock Exchange
"Director(s)"	the director(s) of the Company
"Group"	the Company and its Subsidiaries
"Latest Practicable Date"	3 April 2008, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share(s)"	ordinary share(s) of HK$0.01 each in the issued share capital of the Company
"Shareholders"	holders of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subsidiary"	a subsidiary for the time being of the Company within the meaning of the Companies Ordinance and "Subsidiaries" shall be construed accordingly

ENM HOLDINGS LIMITED
安寧控股有限公司

(Incorporated in Hong Kong with limited liability)
(Stock code: 128)

Executive Directors:
Mr. Joseph Wing Kong LEUNG *(Chairman)*
Mr. James C. NG *(Chief Executive Officer)*
Mr. Derek Wai Choi LEUNG
Mr. Wing Tung YEUNG

Non-Executive Director:
Mr. Raymond Wai Pun LAU

Independent Non-Executive Directors:
Dr. Cecil Sze Tsung CHAO
Dr. Jen CHEN
Mr. Ian Grant ROBINSON

Registered office:
Suite 1502, 15th Floor
Chinachem Golden Plaza
77 Mody Road
Tsimshatsui East
Kowloon
Hong Kong

7 April 2008

To the Shareholders

Dear Sir/Madam,

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATE TO ISSUE SHARES AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding the proposals for the re-election of Directors and the grant to the Board of general mandate to issue Shares and to seek your approval of the ordinary resolutions relating to these matters at the AGM.

RE-ELECTION OF DIRECTORS

In accordance with Article 101 of the Articles of Association, Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON shall retire by rotation at the AGM and, being eligible, offer themselves for re-election.

Details of the above Directors who are required to be disclosed by the Listing Rules are set out in the Appendix to this circular.

GENERAL MANDATE TO ISSUE SHARES

At the last annual general meeting of the Company held on 29 May 2007, a general mandate was given to the Board to issue Shares. Such mandate will lapse at the conclusion of the AGM. In order to ensure flexibility and discretion to the Board in the event that it becomes desirable to issue any Shares, an ordinary resolution will be proposed at the AGM that the Board be given a general and unconditional mandate to exercise all the powers of the Company to allot, issue and deal with Shares and other securities equal in aggregate up to 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution granting such mandate.

ANNUAL GENERAL MEETING

A notice convening the AGM is set out on pages 8 to 10 of this circular. Resolutions in respect of, among other things, the re-election of Directors and the grant to the Board of the general mandate to issue Shares will be proposed at the AGM.

A form of proxy for use by the Shareholders at the AGM is enclosed. Whether or not you are able to attend the AGM in person, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the registered office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding such AGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM should you so wish.

PROCEDURE FOR DEMANDING A POLL

Pursuant to Article 73 of the Articles of Association, the resolutions put to the vote of the AGM shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) duly demanded. A poll may be demanded by:

(a) the Chairman of the AGM; or

(b) at least three Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the AGM; or

(c) any Shareholder(s) present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the AGM; or

(d) any Shareholder(s) present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and holding Shares conferring a right to vote at the AGM being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all Shares conferring that right; or

(e) if required by the Listing Rules, by any Director(s) who, individually or collectively, hold proxies in respect of Shares representing five per cent. or more of the total voting rights at the AGM.

RECOMMENDATION

The Board considers that the proposals for the re-election of Directors and the grant to the Board of the general mandate to issue Shares are in the best interest of the Company and the Shareholders and recommends the Shareholders to vote in favour of the resolutions in relation to the above proposals to be proposed at the AGM.

Yours faithfully,
For and on behalf of the Board
Joseph Wing Kong LEUNG
Chairman

The following are the particulars, as at the Latest Practicable Date, of the three Directors to be re-elected at the AGM:

(1) **Dr. Cecil Sze Tsung CHAO**
(Independent Non-Executive Director, Member of Audit Committee and Member of Remuneration Committee)

Dr. Chao, aged 71, joined the Group in September 2004. He is also a member of the Audit Committee and the Remuneration Committee of the Company. Dr. Chao is the founder and Executive Chairman of Cheuk Nang (Holdings) Limited, a company listed on the Main Board of The Stock Exchange of Hong Kong Limited. Dr. Chao obtained a Bachelor of architecture degree, with honours, from The University of Durham, England and subsequently worked in the field of property, investment, finance, architecture and construction for over forty years. He also worked for Hong Kong Government Building Department and Architectural Office and was elected as director of The Real Estate Developers Association of Hong Kong for consecutive 30 years. Dr. Chao is a Hong Kong registered architect and a member of the Royal Institute of British Architect and obtained Honorary Doctor Degree (Ph. D.) from the U.S. Morrison University. Dr. Chao was also awarded 2004's World Outstanding Chinese.

Dr. Chao is not appointed for a specific term but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Dr. Chao is currently entitled to an annual director's fee of HK$20,000 which is determined by the Board with reference to his duties and responsibilities with the Group and the Group's remuneration policy. Save for the aforesaid, Dr. Chao is not entitled to any other emoluments from the Company.

Save as disclosed above, Dr Chao does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date.

Dr. Chao has no relationship with any Directors, senior management of the Company or substantial or controlling Shareholders.

As at the Latest Practicable Date, Dr. Chao does not have any interest in the Shares within the meaning of Part XV of the SFO.

Save as disclosed above, there are no other matters which need to be brought to the attention of the Shareholders in relation to the proposed re-election of Dr. Chao, and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

(2) **Dr. Jen CHEN**
(Independent Non-Executive Director and Member of Audit Committee)

Dr. Chen, aged 53, joined the Group in February 2003. He is also a member of the Audit Committee of the Company. Dr. Chen has extensive experience and professional knowledge in the biopharmaceutical industry. He is the Chairman and General Manager of Genovate Biotechnology Company Limited, whose shares are traded on the Gre Tai Securities Market in Taiwan. Prior to this appointment, Dr. Chen was the Vice President of Asian Operation in Genelabs Technologies, Inc. in the US. He had also worked in Novartis Pharmaceuticals Corporation for eight years in areas of new drug discovery and research. He is the author or co-author of more than 30 papers and ten patents in the field. Dr. Chen obtained his Ph.D. (Chemistry) from University of Rochester in New York, USA.

Dr. Chen is not appointed for a specific term but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Dr. Chen is currently entitled to an annual director's fee of HK$20,000 which is determined by the Board with reference to his duties and responsibilities with the Group and the Group's remuneration policy. Save for the aforesaid, Dr. Chen is not entitled to any other emoluments from the Company.

Save as disclosed above, Dr. Chen does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date.

Dr. Chen has no relationship with any Directors, senior management of the Company or substantial or controlling Shareholders.

As at the Latest Practicable Date, Dr. Chen does not have any interest in the Shares within the meaning of Part XV of the SFO.

Save as disclosed above, there are no other matters which need to be brought to the attention of the Shareholders in relation to the proposed re-election of Dr. Chen, and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

(3) **Mr. Ian Grant ROBINSON**
(Independent Non-Executive Director, Chairman of Audit Committee and Member of Remuneration Committee)

Mr. Robinson, aged 68, joined the Group in September 2004. He is also the Chairman of the Audit Committee and a member of the Remuneration Committee of the Company. Mr. Robinson heads up Robinson Management Limited, a consulting and management company. Prior to setting up his own firm in 1995, he has had 39 years of experience as a professional accountant and was a Senior Partner with Ernst and Young, one of the largest international accounting firms. He has been based in Hong Kong since 1980, servicing the Asian region, and has accounting experience in major countries around the world. Mr. Robinson is the Chairman of Brek Energy Corporation, a Nasdaq listed company. He is also a member of the Supervisory Board and the Chairman of Audit Committee of the Hong Kong Housing Society.

Mr. Robinson is not appointed for a specific term but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Mr. Robinson is currently entitled to an annual director's fee of HK$240,000 which is determined by the Board with reference to his duties and responsibilities with the Group and the Group's remuneration policy. Save for the aforesaid, Mr. Robinson is not entitled to any other emoluments from the Company.

Save as disclosed above, Mr. Robinson does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date.

Mr. Robinson has no relationship with any Directors, senior management of the Company or substantial or controlling Shareholders.

As at the Latest Practicable Date, Mr. Robinson does not have any interest in the Shares within the meaning of Part XV of the SFO.

Save as disclosed above, there are no other matters which need to be brought to the attention of the Shareholders in relation to the proposed re-election of Mr. Robinson, and there is no other information required to be disclosed pursuant to any of the requirements of Rules 13.51(2)(h) to 13.51(2)(v) of the Listing Rules.

ENM HOLDINGS LIMITED
安寧控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 128)

NOTICE IS HEREBY GIVEN that an Annual General Meeting of ENM Holdings Limited (the "Company") will be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong on Wednesday, 30 April 2008 at 10:30 a.m. for the following purposes:

ORDINARY RESOLUTIONS

1. To receive and consider the Audited Financial Statements, the Reports of the Directors and the Independent Auditors' Report for the year ended 31 December 2007.

2. To re-elect the retiring Directors and authorise the Board of Directors to fix their remuneration.

3. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

4. As special business, to consider and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

   "THAT:

   (a) subject to paragraph (c) of this Resolution and pursuant to section 57B of the Companies Ordinance, the exercise by the Board of Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) of this Resolution shall authorise the Board of Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers during or after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board of Directors pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of options granted under any share option schemes of the Company, shall not in aggregate exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Board of Directors to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the law of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong applicable to the Company)."

By order of the Board
ENM Holdings Limited
Pui Man CHENG
Company Secretary

Hong Kong, 7 April 2008

Suite 1502, 15th Floor
Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon
Hong Kong

Notes:

1. Any shareholder of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

2. A form of proxy for use at the meeting is enclosed. To be valid, the proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of that power of attorney or authority, must be deposited at the registered office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof.

3. Where there are joint holders of any share, any one of such holders may vote at the meeting, either in person or by proxy, in respect of such share as if he were solely entitled to vote, but if more than one of such joint holders are present at the meeting in person or by proxy, the person so present whose name stands first in the register of members of the Company in respect of such share shall alone be entitled to vote in respect of it.

4. Completion and return of the form of proxy will not preclude a shareholder from attending the meeting and voting in person at the meeting or any adjourned meeting if he so desires. If a shareholder attends the meeting after having deposited the form of proxy, his form of proxy will be deemed to have been revoked.

5. As at the date hereof, the executive directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG, the non-executive director of the Company is Mr. Raymond Wai Pun LAU, and the independent non-executive directors of the Company are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

此乃要件　請即處理

閣下如對本通函之任何方面或應辦之手續**有任何疑問**，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之安寧控股有限公司股份，應立即將本通函連同隨附之代表委任表格送交買主或經手買賣或轉讓之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

ENM HOLDINGS LIMITED

安寧控股有限公司

(於香港註冊成立的有限公司)

(股份代號：128)

重選董事、
發行股份之一般授權
及
股東週年大會通告

本公司將於二零零八年四月三十日星期三上午十時三十分，假座香港新界荃灣老圍顯達路10號顯達鄉村俱樂部舉行股東週年大會，大會通告載於本通函第8至10頁。無論　閣下能否出席大會，務請盡快按隨附之代表委任表格上所印列之指示填妥，並交回本公司之註冊辦事處，地址為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室，惟在任何情況下，最遲須於大會或其任何續會(視情況而定)指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可出席大會或其任何續會(視情況而定)及於會上投票。

二零零八年四月七日

目　錄

於本通函內，除文義另有所指外，下列詞彙之涵義載列如下：

「股東週年大會」	指	本公司將於二零零八年四月三十日星期三上午十時三十分，假座香港新界荃灣老圍顯達路10號顯達鄉村俱樂部舉行之股東週年大會或其任何續會
「章程細則」	指	本公司之組織章程細則
「董事會」	指	不時之董事會
「公司條例」	指	香港法例第32章《公司條例》
「本公司」	指	安寧控股有限公司，根據公司條例於香港註冊成立之有限公司，其股份於聯交所主板上市
「董事」	指	本公司之董事
「本集團」	指	本公司及其附屬公司
「最後實際可行日期」	指	二零零八年四月三日，即本通函付印前就確定其中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「證券及期貨條例」	指	香港法例第571章《證券及期貨條例》
「股份」	指	本公司已發行股本中每股面值0.01港元之普通股
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	按公司條例定義之本公司一家附屬公司，而「該等附屬公司」一詞亦按此詮釋

ENM HOLDINGS LIMITED
安寧控股有限公司

(於香港註冊成立的有限公司)

(股份代號：128)

執行董事：
梁榮江先生(主席)
吳智明先生(行政總裁)
梁焯才先生
楊永東先生

非執行董事：
劉偉檳先生

獨立非執行董事：
趙世曾博士
陳正博士
Ian Grant ROBINSON先生

註冊辦事處：
香港
九龍
尖沙咀東部
麼地道77號
華懋廣場15樓1502室

敬啟者：

重選董事、
發行股份之一般授權
及
股東週年大會通告

緒言

本通函旨在為　閣下提供關於重選董事及授予董事會發行股份之一般授權之建議之資料，並尋求　閣下於股東週年大會上批准關於此等事宜之普通決議案。

重選董事

根據章程細則第101條規定，趙世曾博士、陳正博士及Ian Grant ROBINSON先生須於股東週年大會上輪值告退，惟彼等符合資格，願膺選連任。

根據上市規則規定須披露之上述董事之詳情載於本通函之附錄。

發行股份之一般授權

於二零零七年五月二十九日舉行之本公司上屆股東週年大會上，董事會獲授予發行股份之一般授權。該授權將於股東週年大會結束時失效。為使董事會具靈活性及可酌情於合適情況下發行任何股份，將於股東週年大會上提呈一項普通決議案，以授予董事會一般及無條件授權，行使本公司所有權力配發、發行及處理合共最多達有關授予該授權之決議案通過當日本公司已發行股本總面值20%之股份及其他證券。

股東週年大會

召開股東週年大會之通告載於本通函第8至10頁。於股東週年大會上將提呈(其中包括)有關重選董事及授予董事會發行股份之一般授權之決議案。

本通函隨附股東週年大會適用之代表委任表格。無論　閣下能否親身出席股東週年大會，務請盡快按照代表委任表格上所印列之指示填妥，並交回本公司註冊辦事處，地址為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室，惟在任何情況下，最遲須於股東週年大會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席股東週年大會及於會上投票。

要求以投票方式表決之程序

根據章程細則第73條，於股東週年大會上就所提呈之決議案須以舉手方式表決，惟(於宣佈以舉手方式表決之結果之前或之時)正式要求以投票方式表決則除外，以下人士可要求以投票方式表決：

(a) 股東週年大會主席；或

(b) 至少三名親身出席，且當時有權在股東週年大會上投票之股東或倘股東為一家公司，則為其正式授權之代表，或受委代表；或

(c) 任何親身出席之股東或倘股東為一家公司，則為其正式授權之代表，或受委代表，而彼等之投票權，乃不少於有權於股東週年大會上投票之全體股東之總投票權之十分之一；或

(d) 任何親身出席之股東或倘股東為一家公司，則為其正式授權之代表，或受委代表，而彼等所持有附帶權利可於股東週年大會上投票之股份，其已繳足之總金額不少於附帶上述權利之所有股份之繳足總金額之十分之一；或

(e) 倘上市規則規定，個別或共同持有代表委任表格所涉及之股份佔股東週年大會上總表決權百分之五或以上之任何董事。

推薦建議

董事會認為，重選董事及授予董事會發行股份之一般授權之建議符合本公司及股東之最佳利益，並推薦股東就將於股東週年大會上提呈有關上述建議之決議案投贊成票。

此致

列位股東 台照

承董事會命
安寧控股有限公司
主席
梁榮江

香港，二零零八年四月七日

以下為有關三位將於股東週年大會重選之董事於最後實際可行日期之資料。

(1) 趙世曾博士
(獨立非執行董事，審核委員會委員及薪酬委員會委員)

趙博士現年七十一歲，於二零零四年九月加入本集團。同時出任本公司審核委員會委員及薪酬委員會委員。趙博士為香港聯合交易所有限公司主板上市公司卓能(集團)有限公司的創辦人及執行主席。趙博士畢業於英國Durham大學，獲建築學榮譽學士銜，其後從事地產、投資、財務、樓宇設計及建築行業超過四十年。趙博士亦曾在政府屋宇署及建築部門工作及連續三十年擔任香港地產建設商會董事。趙博士乃香港註冊建築師及英國皇家建築師學會會員及持有美國摩利臣大學榮譽博士銜。趙博士亦榮獲二零零四年之世界傑出華人獎。

趙博士並非按特定任期委任，惟須按照章程細則於本公司股東週年大會上輪值告退及膺選連任。趙博士現時可享董事袍金每年20,000港元，此乃由董事會經參照其於本集團之職務及責任及本集團之薪酬政策後釐定。除上述者外，趙博士並無享有本公司任何其他酬金。

除以上所披露者外，趙博士並無於本公司或本集團其他成員公司擔任任何職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事職務。

趙博士與任何董事、本公司高級管理層或主要股東或控股股東概無關係。

於最後實際可行日期，趙博士並無擁有證券及期貨條例第XV部所指之任何股份權益。

除以上所披露者外，並無其他有關建議重選趙博士之事項須提請股東注意，且概無其他根據上市規定第13.51(2)(h)至13.51(2)(v)條之任何規定而須彼露的資料。

(2) **陳正博士**

(獨立非執行董事及審核委員會委員)

陳博士現年五十三歲，於二零零三年二月加入本集團。同時出任本公司審核委員會委員。陳博士於生化藥制業務方面擁有廣泛經驗及專業知識，現擔任台灣健亞生物科技股份有限公司(其股份於台灣證券櫃檯買賣中心買賣)主席及總經理。在此之前，陳博士擔任美國健亞股份有限公司亞洲業務副總裁，亦曾於諾華製藥公司之新藥發明及研究方面工作八年。陳博士擁有逾三十篇著作及十項專利。陳博士持有美國紐約羅徹斯特大學化學博士學位。

陳博士並非按特定任期委任，惟須按照章程細則於本公司股東週年大會上輪值告退及膺選連任。陳博士現時可享董事袍金每年20,000港元，此乃由董事會經參照其於本集團之職務及責任及本集團之薪酬政策後釐定。除上述者外，陳博士並無享有本公司任何其他酬金。

除以上所披露者外，陳博士並無於本公司或本集團其他成員公司擔任任何職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事職務。

陳博士與任何董事、本公司高級管理層或主要股東或控股股東概無關係。

於最後實際可行日期，陳博士並無擁有證券及期貨條例第XV部所指之任何股份權益。

除以上所披露者外，並無其他有關建議重選陳博士之事項須提請股東注意，且概無其他根據上市規定第13.51(2)(h)至13.51(2)(v)條之任何規定而須彼露的資料。

(3) **Ian Grant ROBINSON先生**

(獨立非執行董事，審核委員會主席及薪酬委員會委員)

Robinson先生現年六十八歲，於二零零四年九月加入本集團。同時出任本公司審核委員會主席及薪酬委員會委員。Robinson先生為顧問及管理公司Robinson Management Limited之主管。一九九五年該公司成立前，Robinson先生已任職專業會計師達39年，並於國際會計師行安永會計師事務所出任高級合夥人。Robinson先生自1980年一直駐於香港，為亞洲地區提供專業會計服務，並曾於世界多個主要國家工作。Robinson先生現出任美國納斯達克上市公司Brek Energy Corporation之主席及香港房屋協會之監事會委員及審核委員會主席。

Robinson先生並非按特定任期委任，惟須按照章程細則於本公司股東週年大會上輪值告退及膺選連任。Robinson先生現時可享董事袍金每年240,000港元，此乃由董事會經參照其於本集團之職務及責任及本集團之薪酬政策後釐定。除上述者外，Robinson先生並無享有本公司任何其他酬金。

除以上所披露者外，Robinson先生並無於本公司或本集團其他成員公司擔任任何職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事職務。

Robinson先生與任何董事、本公司高級管理層或主要股東或控股股東概無關係。

於最後實際可行日期，Robinson先生並無擁有證券及期貨條例第XV部所指之任何股份權益。

除以上所披露者外，並無其他有關建議重選Robinson先生之事項須提請股東注意，且概無其他根據上市規定第13.51(2)(h)至13.51(2)(v)條之任何規定而須披露的資料。

ENM HOLDINGS LIMITED
安寧控股有限公司

(於香港註冊成立的有限公司)

(股份代號：128)

茲通告安寧控股有限公司(「本公司」)謹訂於二零零八年四月三十日星期三上午十時三十分，假座香港新界荃灣老圍顯達路10號顯達鄉村俱樂部舉行股東週年大會，藉以討論下列事項：

普通決議案

1. 省覽及考慮截至二零零七年十二月三十一日止年度之經審核財務報表、董事會報告及獨立核數師報告。

2. 重選退任董事及授權董事會釐定其酬金。

3. 重新委任核數師及授權董事會釐定其酬金。

4. 作為特別事項，考慮及酌情通過(不論會否作出修訂)下列決議案為普通決議案：

「動議：

(a) 在本決議案(c)段之規限下及依據《公司條例》第57B條，一般性及無條件批准董事會於有關期間(定義見下文)內行使本公司一切權力，以配發、發行及處理本公司股本之額外股份，以及作出或授予或須行使該權力之售股建議、協議及購股權；

(b) 本決議案(a)段之批准乃授權董事會於有關期間內作出或授予或須於有關期間內或結束後行使該等權力之售股建議、協議及購股權；

(c) 董事會根據本決議案(a)段之批准所配發或有條件或無條件同意配發(不論是否根據購股權或以其他方式進行)之股本面值總額，除根據(i)供股(定義見下文)或(ii)根據本公司之任何購股權計劃而行使之購股權外，不得超過於本決議案獲通過當日本公司已發行股本總面值百分之二十，而上述批准亦須受此相應限制；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過之日起至下列任何較早之日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司組織章程細則或《公司條例》規定本公司須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案授予之權力之日。

「供股」指在董事會所訂定之期間內，向載列於某一指定記錄日期之本公司股東名冊內之股份持有人，按照其當時之持股比例所提出配售新股之建議(惟董事會有權就零碎股份或因適用於本公司之本港以外任何地域之法律或任何認可管制機構或證券交易所之規定所引致之任何限制或責任而必須或權宜取消若干股東在此方面之權利或作出其他安排)。」

承董事會命
安寧控股有限公司
公司秘書
鄭佩敏

香港，二零零八年四月七日

香港九龍
尖沙咀東部
麼地道77號
華懋廣場
15樓1502室

附註：

1. 凡有權出席大會及於會上投票之本公司股東，均有權委派一位或以上代表，代其出席及投票。受委代表毋須為本公司股東。

2. 隨附為大會適用之代表委任表格。代表委任表格連同授權簽署該表格之授權書或其他授權文件（如有）或由公證人簽署證明之該等授權書或授權文件副本，必須盡快送達本公司註冊辦事處，地址為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室，惟在任何情況下，最遲須於大會或其任何續會指定舉行時間四十八小時前送達，方為有效。

3. 如屬任何股份之聯名持有人，任何一名該等持有人均可親自或委派代表就有關股份於大會上投票，猶如彼為唯一有權投票者；惟倘若超過一位該聯名持有人親自或委派代表出席大會，則僅就該等股份於本公司股東名冊內排名列首位之出席人士方有權就該等股份投票。

4. 填妥及交回代表委任表格後，股東仍可親自出席大會或其任何續會，並於會上投票。如股東在遞交代表委任表格後出席大會，則其代表委任表格將視為撤銷。

5. 於本通告日期，本公司執行董事為梁榮江先生（主席）、吳智明先生（行政總裁）、梁煒才先生及楊永東先生；本公司非執行董事為劉偉楨先生；而本公司獨立非執行董事則為趙世曾博士、陳正博士及Ian Grant Robinson先生。

RECEIVED
2008 MAY 14 A 7:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ENM HOLDINGS LIMITED

安寧控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 128)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of ENM Holdings Limited (the "Company") will be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong on Wednesday, 30 April 2008 at 11:00 a.m. or immediately after the conclusion of the annual general meeting of the Company to be held on the same day and place at 10:30 a.m. for the purpose of considering and, if thought fit, passing with or without modifications, the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

(1) "**THAT**,

(a) the Share Purchase Agreement dated 21 January 2008 (the "Apex Agreement"), a copy of which, signed by the Chairman of the meeting for the purposes of identification, has been produced to the meeting marked "A", made between e-Media (Asia) Limited ("e-Media (Asia)") and Apex Ocean Investments Limited ("Apex") whereby e-Media (Asia) agreed to acquire Apex's 30% interest in Kenmure Limited at a consideration of HK$16,500,000 be and is hereby approved, confirmed and ratified and that the transactions contemplated thereunder be and are hereby approved; and

(b) the directors of the Company be and are hereby authorised to do all such acts and things as they consider necessary or expedient or desirable in connection with or to give effect to the Apex Agreement and to implement the transactions contemplated thereunder."

(2) "**THAT**,

(a) the Share Purchase Agreement dated 21 January 2008 (the "Kosin Agreement"), a copy of which, signed by the Chairman of the meeting for the purposes of identification, has been produced to the meeting marked "B", made between e-Media (Asia) Limited ("e-Media (Asia)") and Kosin Limited ("Kosin") whereby e-Media (Asia) agreed to acquire Kosin's 10% interest in Kenmure Limited at a consideration of HK$5,500,000 be and is hereby approved, confirmed and ratified and that the transactions contemplated thereunder be and are hereby approved; and

(b) the directors of the Company be and are hereby authorised to do all such acts and things as they consider necessary or expedient or desirable in connection with or to give effect to the Kosin Agreement and to implement the transactions contemplated thereunder."

By Order of the Board
ENM HOLDINGS LIMITED
Joseph Wing Kong LEUNG
Chairman

Hong Kong, 14 April 2008

Registered Office:
Suite 1502, 15th Floor, Chinachem Golden Plaza,
77 Mody Road, Tsimshatsui East,
Kowloon, Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. A form of proxy for use at the meeting is enclosed. To be valid, the proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of that power of attorney or authority, must be deposited at the registered office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof.

3. Where there are joint holders of any share, any one of such holders may vote at the meeting, either in person or by proxy, in respect of such share as if he were solely entitled to vote, but if more than one of such joint holders are present at the meeting in person or by proxy, the person so present whose name stands first in the register of members of the Company in respect of such share shall alone be entitled to vote in respect of it.

4. Completion and return of the form of proxy will not preclude a member from attending the meeting and voting in person at the meeting or any adjourned meeting if he so desires. If a member attends the meeting after having deposited the form of proxy, his form of proxy will be deemed to have been revoked.

5. As at the date hereof, the executive directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG, the non-executive director of the Company is Mr. Raymond Wai Pun LAU, and the independent non-executive directors of the Company are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

ENM HOLDINGS LIMITED

安寧控股有限公司

（於香港註冊成立的有限公司）

(股份代號：128)

股東特別大會通告

茲通告安寧控股有限公司（「本公司」）謹訂於二零零八年四月三十日（星期三）上午十一時正或緊隨本公司於當日上午十時三十分在同一地點舉行的股東週年大會結束後，假座香港新界荃灣老圍顯達路十號顯達鄉村俱樂部舉行股東特別大會，藉以審議及酌情批准（不論會否作出修訂）以下決議案為本公司之普通決議案：

普通決議案

(1) 「動議：

(a) 批准、確認及追認e-Media (Asia) Limited（「e-Media (Asia)」)與雅奧投資有限公司（「雅奧」）於二零零八年一月二十一日訂立之股份購買協議（「雅奧協議」）(註有「A」字樣的副本已送呈大會，並由大會主席簽署以資識別)，據此e-Media (Asia)同意按16,500,000港元之代價購買雅奧於Kenmure Limited所持有之30%權益，以及批准其項下擬進行交易；及

(b) 授權本公司董事進行彼等認為有關及使雅奧協議生效而言屬必須或權宜或適宜之一切有關行為及事宜，以及執行其項下擬進行交易。」

(2) 「動議：

(a) 批准、確認及追認e-Media (Asia) Limited（「e-Media (Asia)」）與Kosin Limited(「Kosin」）於二零零八年一月二十一日訂立之股份購買協議（「Kosin協議」）（註有「B」字樣之副本已送呈大會，並由大會主席簽署以資識別），據此e-Media (Asia)同意按5,500,000港元之代價購買Kosin於Kenmure Limited所持有之10%權益，以及批准其項下擬進行交易；及

(b) 授權本公司董事進行彼等認爲有關及使Kosin協議生效而言屬必須或權宜或適宜之一切有關行爲及事宜，以及執行其項下擬進行交易。」

承董事會命
安寧控股有限公司
主席
梁榮江

香港，二零零八年四月十四日

註冊辦事處：
香港九龍
尖沙咀東部麼地道77號
華懋廣場15樓1502室

附註：

1. 凡有權出席大會及於會上投票之本公司股東，均有權委派一位或以上代表，代其出席及投票。受委代表毋須爲本公司股東。

2. 隨附爲大會適用之代表委任表格。代表委任表格連同授權簽署該表格之授權書或其他授權文件（如有）或由公證人簽署證明之該等授權書或授權文件副本，必須盡快送達本公司註冊辦事處，地址爲香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室，惟在任何情況下，最遲須於大會或其任何續會指定舉行時間四十八小時前送達，方爲有效。

3. 如屬任何股份之聯名持有人，任何一名該等持有人均可親自或委派代表就有關股份於大會上投票，猶如彼爲唯一有權投票者；惟倘若超過一位該聯名持有人親自或委派代表出席大會，則僅就該等股份於本公司股東名冊內排名列首位之出席人士方有權就該等股份投票。

4. 填妥及交回代表委任表格後，股東仍可親自出席大會或其任何續會，並於會上投票。如股東在遞交代表委任表格後出席大會，則其代表委任表格將視爲撤銷。

5. 於本通告日期，本公司執行董事爲梁榮江先生（主席）、吳智明先生（行政總裁）、梁煒才先生及楊永東先生；本公司非執行董事爲劉偉檳先生；而本公司獨立非執行董事則爲趙世曾博士、陳正博士及Ian Grant ROBINSON先生。

ENM HOLDINGS LIMITED
安寧控股有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 128)

CONTINUING CONNECTED TRANSACTION
RENEWAL OF A TENANCY AGREEMENT

The Board of the Company announces that the Company entered into the Tenancy Agreement on 15 April 2008 with the Landlord to lease Premises as office premises.

The Landlord is a company wholly-owned by the estate of Ms. Nina Kung, who is a controlling shareholder of the Company holding 34.6% of the issued share capital of the Company. Therefore, the Landlord is a connected person by reason of its being an associate of connected person of the Company within the meaning of Rule 14A.11 of the Listing Rules. Accordingly, the transaction contemplated under the Tenancy Agreement constitutes a continuing connected transaction for the Company under the Listing Rules.

Pursuant to Rule 14A.34 of the Listing Rules, as each of the applicable percentage ratios is less than 2.5%, the Company is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements. Details of the Tenancy Agreement will be included in the annual report and accounts of the Company for each of the relevant financial years in accordance with Rule 14A.46 of the Listing Rules.

DETAILS OF THE TENANCY AGREEMENT

The Board announces that the Company entered into the Tenancy Agreement on 15 April 2008 with the Landlord to lease Premises as office premises.

The principal terms of the Tenancy Agreement are summarised as follows: -

Landlord	:	Hollywood Palace Company Limited
Tenant	:	ENM Holdings Limited
Premises	:	Suites 1502 and 1521 on 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong with a total gross area of 8,090 square feet
Lease term	:	One year commencing from 1 May 2008 and expiring on 30 April 2009 (both days inclusive)

Rent	:	HK$202,250 per month payable in cash monthly in advance (calculated at the rate of HK$25 per square feet) exclusive of management fee, government rates and other outgoings
Annual rent payable	:	HK$2,427,000 (without taking into account the rent free period)
Rent free period	:	First 45 days of the term mentioned above

There is no provision for early termination in the Tenancy Agreement.

There is an option granted to the Company to renew the tenancy for a further term of 1 year at the then fair market rent. The Company will comply with all applicable requirements under the Listing Rules in the event of renewal of the Tenancy Agreement.

ANNUAL CAPS

Based on the monthly rent of HK$202,250 under the Tenancy Agreement, the annual caps, exclusive of management fee, government rates and other outgoings, for each of the two financial years ending 31 December 2009 will be as follows:

	HK$
Financial year ending 31 December 2008	1,618,000
Financial year ending 31 December 2009	809,000

REASONS FOR THE TRANSACTION

Since April 2001, the Landlord has been leasing the Premises to the Company as office premises. The existing tenancy agreement dated 30 April 2007 entered into between the Landlord and the Company in respect of the Premises at a monthly rental of HK$177,980 will expire on 30 April 2008, details of which were included in the Company's announcement dated 30 April 2007. Accordingly, the Company considers it to be commercially necessary and beneficial to renew the tenancy for the Premises so that the Company and its subsidiaries can continue to use the Premises as office premises.

Based on the monthly rent of HK$177,980 under the aforesaid existing tenancy agreement, the annual caps, exclusive of management fee, government rates and other outgoings, for the financial year ended 31 December 2007, and the financial year ending 31 December 2008 are as follows:

	Annual Cap *HK$*	Actual Rental Expenses *HK$*
Financial year ended 31 December 2007	1,423,840	1,249,815
Financial year ending 31 December 2008	711,920	624,908

The terms of the Tenancy Agreement were arrived at arm's length negotiations by making reference to market rents of similar premises in proximity. The Directors (including the Independent Non-executive Directors) are of the opinion that the Tenancy Agreement and the terms and conditions contained herein are on normal commercial terms, are fair and reasonable and are in the interests of the Company and its shareholders as a whole, and the annual caps for the transaction under the Tenancy Agreement are fair and reasonable.

CONTINUING CONNECTED TRANSACTION

The Landlord is a company wholly-owned by the estate of Ms. Nina Kung, who is a controlling shareholder of the Company holding 34.6% of the issued share capital of the Company. Therefore, the Landlord is a connected person by reason of its being an associate of connected person of the Company within the meaning of Rule 14A.11 of the Listing Rules. Accordingly, the transaction contemplated under the Tenancy Agreement constitutes a continuing connected transaction for the Company under the Listing Rules.

Pursuant to Rule 14A.34 of the Listing Rules, as each of the applicable percentage ratios is less than 2.5%, the Company is only subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules and is exempt from the independent shareholders' approval requirements. Details of the Tenancy Agreement will be included in the annual report and accounts of the Company for each of the relevant financial years in accordance with Rule 14A.46 of the Listing Rules.

There was no previous transaction(s) between the Company and the estate of Ms Nina Kung which may require aggregation under Rule 14A.25 of the Listing Rules.

INFORMATION ON THE COMPANY AND THE LANDLORD

The principal activities of the Company are investment holding and securities trading. The principal activities of its subsidiaries comprise the wholesale and retail of fashion wear and accessories, telecommunications operations, resort and recreational club operations, investment holding and securities trading.

The Landlord is engaged in the property investment for rental income.

GENERAL

As at the date of this announcement, the Executive Directors are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG; the Non-executive Director is Mr. Raymond Wai Pun LAU; and the Independent Non-executive Directors are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

DEFINITIONS

In this announcement, the following expressions have the following meanings, unless context otherwise requires:

"Board"	the board of Directors
"Company"	ENM Holdings Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the main board of the Stock Exchange
"Directors"	the directors of the Company
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Landlord"	Hollywood Palace Company Limited, a company incorporated in the British Virgin Islands
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Tenancy Agreement"	the tenancy agreement dated 15 April 2008 entered into between the Company as tenant and the Landlord, pursuant to which the Company agreed to lease the Premises for a monthly rent of HK$202,250 for one year commencing from 1 May 2008 and expiring on 30 April 2009
"Premises"	suites 1502 and 1521 on 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	the Hong Kong dollars, the lawful currency of Hong Kong
"%"	per cent.

By order of the Board of Directors
ENM Holdings Limited
Joseph Wing Kong LEUNG
Chairman

Hong Kong, 15 April 2008

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

ENM HOLDINGS LIMITED

安寧控股有限公司

（於香港成立之有限公司）

（股份代號：128）

持續關連交易
重續一項租賃協議

本公司董事會宣佈，本公司已於二零零八年四月十五日與業主訂立租賃協議，據此，租入物業作爲辦公室。

業主爲一間由龔如心女士之遺產全資擁有之公司，龔如心女士之遺產爲本公司之控股股東，持有本公司已發行股本 34.6%。故此，業主因其身爲本公司關連人士之一名聯繫人（定義見上市規則第 14A.11 條）而成爲關連人士。因此，按照上市規則，根據租賃協議下擬進行之交易構成本公司之持續關連交易。

根據上市規則第 14A.34 條，由於各項適用百分比率少於 2.5%，本公司僅須遵守上市規則第 14A.45 條至第 14A.47 條所載之申報及公佈之規定，及獲豁免獨立股東批准之規定。租賃協議之詳情將按照上市規則第 14A.46 條，載於各有關財政年度之年報及賬目內。

租賃協議之詳情

董事會宣佈，本公司已於二零零八年四月十五日與業主訂立租賃協議，租入物業作爲辦公室。

租賃協議之主要條款概述如下:

業主	:	Hollywood Palace Company Limited
租戶	:	安寧控股有限公司
物業	:	香港九龍尖沙咀東部麼地道 77 號華懋廣場 15 樓 1502 及 1521 室（總建築面積爲 8,090 平方呎）
租賃期	:	由二零零八年五月一日起計壹年，及於二零零九年四月三十日屆滿（包括首尾兩天）

租金	:	每月 202,250 港元（按每平方呎 25 港元計算），不包括管理費、政府差餉及其他開支，須以現金按月預繳
應付年度租金	:	2,427,000 港元（並無計及免租期）
免租期	:	上述租賃期之首 45 日

租賃協議並無關於提早終止協議之條文。

本公司可選擇按公平市值租金續租一年。當重續租賃協議時，本公司將遵守上市規則所有適用之規定。

年度上限

按租賃協議之月租 202,250 港元計算，不包括管理費、政府差餉及其他開支，截至二零零九年十二月三十一日止兩個財政年度各年之年度上限如下:

	港元
截至二零零八年十二月三十一日止財政年度	1,618,000
截至二零零九年十二月三十一日止財政年度	809,000

進行交易之原因

自二零零一年四月以來，業主一直將物業租予本公司作爲辦公室。於二零零七年四月三十日由業主與本公司就物業訂立之現有租賃協議，月租爲 177,980 港元，將於二零零八年四月三十日屆滿，詳情已收錄於本公司於二零零七年四月三十日刊發之公佈內。因此，本公司認爲，重續物業之租賃安排，從商業角度出發爲有需要及有利的，讓本公司及其附屬公司能繼續使用物業作爲辦公室。

按上述之現有租賃協議之月租 177,980 港元計算，不包括管理費、政府差餉及其他開支，截至二零零七年十二月三十一日止財政年度及截至二零零八年十二月三十一日止財政年度之年度上限如下:

	年度上限 港元	實際 租金支出 港元
截至二零零七年十二月三十一日止財政年度	1,423,840	1,249,815
截至二零零八年十二月三十一日止財政年度	711,920	624,908

租賃協議之條款乃按公平原則磋商及參考鄰近類似物業之市場租金後訂立。董事（包括獨立非執行董事）認爲，租賃協議所載之條款及條件乃按正常商業條款訂立，屬公平合理，並符合本公司及其股東之整體利益，而租賃協議之交易之年度上限均屬公平合理。

持續關連交易

業主爲一間由龔如心女士之遺產全資擁有之公司，龔如心女士之遺產爲本公司之控股股東，持有本公司已發行股本 34.6%。故此，業主因其身爲本公司關連人士之一名聯繫人（定義見上市規則第 14A.11 條）而成爲關連人士。因此，按照上市規則，根據租賃協議下擬進行之交易構成本公司之持續關連交易。

根據上市規則第 14A.34 條，由於各項適用百分比率少於 2.5%，本公司僅須遵守上市規則第 14A.45 條至第 14A.47 條所載之申報及公佈之規定，及獲豁免獨立股東批准之規定。租賃協議之詳情將按照上市規則第 14A.46 條，載於各有關財政年度之年報及賬目內。

本公司與龔如心女士之遺產之間先前並無進行其他須根據上市規則第 14A.25 條合併計算的交易。

本公司及業主之資料

本公司之主要業務爲投資控股及證券買賣。附屬公司之主要業務則爲批發及零售時裝及飾物、經營電訊業務、經營渡假中心俱樂部、投資控股及證券買賣。

業主從事物業投資，以賺取租金收入。

一般資料

於本公佈日期，執行董事爲梁榮江先生（主席）、吳智明先生（行政總裁）、梁煒才先生及楊永東先生；非執行董事爲劉偉檳先生；而獨立非執行董事則爲趙世曾博士、陳正博士及 Ian Grant Robinson 先生。

釋義

於本公佈內，除文義另有所指外，下列詞彙具有下列涵義：

「董事會」	指	董事會
「本公司」	指	安寧控股有限公司，一間於香港註冊成立之有限公司，其股份於聯交所主板上市
「董事」	指	本公司之董事
「香港」	指	中華人民共和國香港特別行政區
「業主」	指	Hollywood Palace Company Limited，一間於英屬處女群島註冊成立之公司
「上市規則」	指	聯交所證券上市規則
「租賃協議」	指	本公司（作爲租戶）與業主於二零零八年四月十五日訂立之租賃協議，據此，本公司同意租用物業，月租爲 202,250 港元，由二零零八年五月一日起計壹年，於二零零九年四月三十日屆滿
「物業」	指	香港九龍尖沙咀東部麼地道 77 號華懋廣場 15 樓 1502 及 1521 室
「聯交所」	指	香港聯合交易所有限公司
「港元」	指	香港法定貨幣港元
「%」	指	百分比

承董事會命
安寧控股有限公司
主席
梁榮江

香港，二零零八年四月十五日

ENM HOLDINGS LIMITED

安寧控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 128)

RESULTS OF EGM

The Board is pleased to announce that at the EGM of the Company held on 30 April 2008, the ordinary resolutions approving, inter alia, the Apex Agreement, the Kosin Agreement and the respective transactions contemplated thereunder were duly passed by the Independent Shareholders by way of poll.

References are made to the announcement of ENM Holdings Limited (the "Company") dated 22 January 2008 and the circular of the Company dated 14 April 2008 (the "Circular"). Terms used herein shall have the same meanings as those defined in the Circular unless the context requires otherwise.

RESULTS OF EGM

The Board is pleased to announce that at the extraordinary general meeting (the "EGM") of the Company held on 30 April 2008, the ordinary resolutions No.1 and No.2 (collectively "Ordinary Resolutions") approving, inter alia, the Apex Agreement, the Kosin Agreement and the respective transactions contemplated thereunder as set out in the notice of EGM contained in the Circular were duly passed by the Independent Shareholders by way of poll.

As at the date of the EGM, the total number of Shares in issue were 1,650,658,676 Shares. The Board confirmed that as at the date of EGM, neither Apex nor Kosin and their respective associates have any interests in the Shares. Thus no one is required to abstain from voting on the Ordinary Resolutions and all the Shareholders were entitled to attend and vote for or against the Ordinary Resolutions at the EGM. None of the Shareholders was entitled to attend and vote only against the Ordinary Resolutions at the EGM.

The poll results were as follows:

	Number of Shares represented by votes (%)			
	For		Against	
Ordinary Resolution No. 1	631,107,145	100%	0	0%
Ordinary Resolution No. 2	631,107,145	100%	0	0%

Computershare Hong Kong Investor Services Limited was appointed as the scrutineer for the vote-taking at the EGM.

By order of the Board of Directors
ENM Holdings Limited
Joseph Wing Kong LEUNG
Chairman

Hong Kong, 30 April 2008

As at the date of this announcement, the Executive Directors are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG; the Non-executive Director is Mr. Raymond Wai Pun LAU; and the Independent Non-executive Directors are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

ENM HOLDINGS LIMITED

安寧控股有限公司

（於香港成立之有限公司）

（股份代號：128）

股東特別大會結果

董事會欣然宣佈，於二零零八年四月三十日舉行之本公司股東特別大會上，批准（其中包括）雅奧協議、Kosin 協議及有關其項下擬進行之交易之普通決議案已由獨立股東透過點票方式正式通過。

謹提述安寧控股有限公司（「本公司」）於二零零八年一月二十二日刊發之公佈及本公司於二零零八年四月十四日刊發之通函（「通函」）。除文義另有所指外，本公佈所用詞彙與通函所界定者具有相同涵義。

股東特別大會結果

董事會欣然宣佈，於二零零八年四月三十日舉行之本公司股東特別大會（「股東特別大會」）上，於通函所載股東特別大會通告載列以批准（其中包括）雅奧協議、Kosin協議及有關其項下擬進行之交易之第1項及第2項普通決議案(統稱「普通決議案」)已由獨立股東透過點票方式正式通過。

於股東特別大會日期，已發行股份總數爲1,650,658,676股股份。董事會確認雅奧、Kosin及其各自聯繫人士於股東特別大會日期均無持有任何股份之權益。因此，於股東特別大會，概無人士須就普通決議案放棄投票，以及所有股東均有權出席及就普通決議案投贊成票或投反對票。於股東特別大會，概無股東有權出席及只可就普通決議案投反對票。

點票結果如下：

	投票所代表股份數目（%）			
	贊成		反對	
第1項普通決議案	631,107,145	100%	0	0%
第2項普通決議案	631,107,145	100%	0	0%

香港中央證券登記有限公司已獲委任於股東特別大會上擔任點票工作之監票人。

承董事會命
安寧控股有限公司
主席
梁榮江

香港，二零零八年四月三十日

於本公佈日期，執行董事爲梁榮江先生（主席）、吳智明先生（行政總裁）、梁煒才先生及楊永東先生；非執行董事爲劉偉檳先生；而獨立非執行董事則爲趙世曾博士、陳正博士及 Ian Grant Robinson 先生。

The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, their opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement the omission of which would make any of their statements in this announcement misleading.

ENM Holdings Limited
安寧控股有限公司

(Incorporated in Hong Kong with limited liability)
(Stock Code: 128)

DISCLOSEABLE TRANSACTION
DISPOSAL OF INTEREST IN AN ASSOCIATED COMPANY

On 17 December 2007, Lion Dragon, a wholly-owned subsidiary of the Company, entered into the Share Transfer Agreement to dispose to Jiangxiaodan 10% of the equity interest in Smartdot at a consideration of RMB12,000,000 (equivalent to approximately HK$12,720,000) to be satisfied wholly in cash by instalments.

The consideration is determined by reference to (i) the net assets of approximately RMB59,003,000 (equivalent to approximately HK$62,543,000) of Smartdot as at 31 December 2006; and (ii) the net loss before taxation of approximately RMB5,742,000 (equivalent to approximately HK$6,087,000) of Smartdot as per its latest management accounts for the ten months ended 31 October 2007.

Pursuant to Rule 14.06 of the Listing Rules, the Disposal constitutes a discloseable transaction for the Company under Chapter 14 of the Listing Rules. A circular containing details of the Disposal will be despatched to the Shareholders as soon as practicable.

THE SHARE TRANSFER AGREEMENT DATED 17 DECEMBER 2007

Parties:-

Vendor: Lion Dragon Limited, a wholly-owned subsidiary of the Company

Purchaser: Jiangxiaodan, a PRC resident

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, (i) save and except being a shareholder of Smartdot holding approximately 20% equity interest of Smartdot, the Purchaser is a third party independent of the Company and its connected persons and is not a connected person of the Company and (ii) there was no previous transaction(s) between the Company and the Purchaser which may require aggregation under Rule 14.22 of the Listing Rules.

Asset to be disposed

Pursuant to the Share Transfer Agreement, Lion Dragon agrees to sell to the Purchaser and the Purchaser agrees to purchase from Lion Dragon 10% of the equity interest in Smartdot at the Consideration.

Consideration and payment terms

The consideration payable by the Purchaser shall be RMB12,000,000 (equivalent to approximately HK$12,720,000) and payable in cash in the following manner:-

(i) RMB1,800,000 (equivalent to approximately HK$1,908,000) to be paid within 3 days of the signing of the Share Transfer Agreement;
(ii) RMB1,800,000 (equivalent to approximately HK$1,908,000) to be paid within 60 days of the signing of the Share Transfer Agreement;
(iii) RMB3,600,000 (equivalent to approximately HK$3,816,000) to be paid within 270 days of the signing of the Share Transfer Agreement; and
(iv) RMB4,800,000 (equivalent to approximately HK$5,088,000) to be paid within 24 months of the signing of the Share Transfer Agreement.

If the Purchaser shall delay in payment of any instalments for more than 90 days, the Relevant Interest shall be transferred back to Lion Dragon and all instalments already paid by the Purchaser shall be retained by Lion Dragon and not refundable to the Purchaser.

The Purchaser has further executed a pledge agreement of the Relevant Interest in favour of Lion Dragon as security for his obligation under the Share Transfer Agreement.

The consideration of RMB12,000,000 (equivalent to approximately HK$12,720,000) is determined by reference to (i) the net assets of approximately RMB59,003,000 (equivalent to approximately HK$62,543,000) of Smartdot as at 31 December 2006; and (ii) the net loss before taxation of approximately RMB5,742,000 (equivalent to approximately HK$6,087,000) of Smartdot as per its latest management accounts for the ten months ended 31 October 2007.

REASONS FOR AND BENEFITS OF ENTERING OF THE SHARE TRANSFER AGREEMENT

The principal activities of the Company are investment holding and securities trading. The principal activities of its subsidiaries comprise the wholesale and retail of fashion wear and accessories, telecommunications operations, resort and recreational club operations, investment holding and securities trading.

Smartdot is engaged in the development of software and solution projects in the PRC. Given the prevailing keen competition in the software industry in the PRC, the Board considers that it is an appropriate time to realise part of its investment in Smartdot.

The Board considers the terms of the Share Transfer Agreement are fair and reasonable and the entering into of the Share Transfer Agreement is in the interests of the Company and the Shareholders as a whole.

After the Disposal, Lion Dragon continues to hold a 10% equity interest in Smartdot.

INTENDED USE OF PROCEEDS AND FINANCIAL EFFECTS OF THE DISPOSAL

The net proceeds of approximately RMB12,000,000 (equivalent to approximately HK$12,720,000) received will be used as general working capital of the Group.

The net profit before and after taxation of Smartdot for the two financial years ended 31 December 2006 are as follows:

	For the year ended 31 December 2005	For the year ended 31 December 2006
Net profit before taxation	RMB7,095,000 (equivalent to approximately HK$7,521,000)	RMB9,320,000 (equivalent to approximately HK$9,879,000)
Net profit after taxation	RMB6,003,000 (equivalent to approximately HK$6,363,000)	RMB8,648,000 (equivalent to approximately HK$9,167,000)

The carrying value of the assets to be disposed of in the audited consolidated accounts of the Company was approximately HK$5,506,000 as at 31 December 2006. Based on the latest management accounts of Smartdot as at 31 October, 2007, an unaudited net gain from the Disposal is approximately HK$7,447,000, being the difference between the Consideration less the carrying value of the Relevant Interest of approximately HK$5,273,000 as at 31 October 2007. The final amount of the gain on the Disposal is to be determined with reference to the carrying value of the Relevant Interest as at completion of the Disposal.

LISTING RULES IMPLICATIONS

Pursuant to Rule 14.06 of the Listing Rules, the Disposal constitutes a discloseable transaction for the Company. A circular containing details of the Disposal will be despatched to the Shareholders as soon as possible.

DEFINITIONS

The following defined terms are used in this announcement:

"Smartdot"	Beijing Smartdot Technologies Co. Ltd., a company incorporated in the PRC with limited liability and in which Lion Dragon has a 20% equity interest immediately prior to the Disposal
"Board"	the Board of Directors
"Company"	ENM Holdings Limited, the issued shares of which are listed on the Main Board of the Stock Exchange
"Consideration"	RMB12,000,000 (equivalent to approximately HK$12,720,000), being the consideration for the Relevant Interest
"Director"	director of the Company
"Disposal"	the sale of the Relevant Interest to the Purchaser under the Share Transfer Agreement
"Group"	the Company and its subsidiaries
"Lion Dragon"	Lion Dragon Limited, a company incorporated in British Virgin Islands and a wholly owned subsidiary of the Company
"Listing Rules"	the Rules Governing the Listing of the Securities on the Stock Exchange
"Purchaser"	Jiangxiaodan, a PRC resident
"Relevant Interest"	a 10% equity interest in Smartdot
"Share Transfer Agreement"	the Share Transfer Agreement dated 17 December 2007 entered into between Lion Dragon and the Purchaser for the sale and purchase of the Relevant Interest
"Shareholders"	shareholders of the Company
"Stock Exchange"	the Stock Exchange of Hong Kong Limited
"PRC"	the Peoples' Republic of China excluding Hong Kong, Macau and Taiwan for the purpose of this announcement
"HK$"	Hong Kong dollar, the lawful currency of Hong Kong

"RMB" Renminbi, the lawful currency of the PRC

An exchange rate of RMB1.00 to HK$1.06 has been adopted in this announcement for illustration purposes.

For and on behalf of
ENM Holdings Limited
Joseph Wing Kong LEUNG
Chairman

Hong Kong, 17 December 2007

As at the date of this announcement, the Executive Directors are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG, the Non-executive Director is Mr. Raymond Wai Pun LAU, and the Independent Non-executive Directors are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就本公佈全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

各董事願就本公佈所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知，本公佈所表達之意見乃經審慎周詳考慮後始行作出，且本公佈並無遺漏任何其他事實，致使本公佈之任何陳述有所誤導。

ENM HOLDINGS LIMITED
安寧控股有限公司

(於香港註冊成立的有限公司)

(股份代號：128)

須予披露交易
出售一間聯營公司之權益

於二零零七年十二月十七日，本公司之全資附屬公司獅龍就以代價人民幣12,000,000元(相等於約12,720,000港元)向姜曉丹出售慧點之10%股權而訂立權益轉讓協議，代價按分期形式以現金悉數支付。

代價乃經參考(i)慧點於二零零六年十二月三十一日之資產淨值約人民幣59,003,000元(相等於約62,543,000港元)；及(ii)慧點截至二零零七年十月三十一日止十個月的最近期管理賬目所載之除稅前淨虧損約人民幣5,742,000元(相等於約6,087,000港元)後釐定。

根據上市規則第14.06條，出售事項構成本公司根據上市規則第14章所指之一項須予披露交易。一份載有有關出售事項詳情之通函，將會在切實可行情況下儘快寄發予股東。

日期為二零零七年十二月十七日之權益轉讓協議

訂約方：

賣方：獅龍有限公司，本公司之全資附屬公司

買方：姜曉丹，一名中國居民

就董事所知、所得之資料及所信及經作出一切合理查詢後確認，(i)買方除身為持有慧點約20%股權之慧點股東外，乃獨立於本公司及其關連人士之第三方，且並非本公司之關連人士；及(ii)本公司與買方之前並無交易須根據上市規則14.22條合併計算。

將予出售之資產

根據權益轉讓協議，獅龍同意按代價向買方出售，而買方則同意按代價向獅龍購買慧點之10%股權。

代價及付款年期

買方之應付代價為人民幣12,000,000元(相等於約12,720,000港元)，須按以下形式以現金支付：

(i) 人民幣1,800,000元(相等於約1,908,000港元)將於簽署權益轉讓協議日期起計3日內支付；

(ii) 人民幣1,800,000元(相等於約1,908,000港元)將於簽署權益轉讓協議日期起計60日內支付；

(iii) 人民幣3,600,000元(相等於約3,816,000港元)將於簽署權益轉讓協議日期起計270日內支付；及

(iv) 人民幣4,800,000元(相等於約5,088,000港元)將於簽署權益轉讓協議日期起計24個月內支付。

倘買方延期支付任何一期分期款項逾90日，相關權益應轉回予獅龍，而買方已支付之所有分期款項將會由獅龍保留，買方概不會獲退回款項。

買方已以獅龍為受益人而進一步簽署有關相關權益之質押協議，以作為其根據權益轉讓協議的義務之抵押品。

代價人民幣12,000,000元(相等於約12,720,000港元)乃經參考(i)慧點於二零零六年十二月三十一日之資產淨值約人民幣59,003,000元(相等於約62,543,000港元)；及(ii)慧點截至二零零七年十月三十一日止十個月的最近期管理賬目所載之除稅前淨虧損約人民幣5,742,000元(相等於約6,087,000港元)後釐定。

訂立權益轉讓協議之原因及裨益

本公司之主要業務為投資控股及證券買賣，而其附屬公司之主要業務則為批發及零售時服及飾物、經營電訊業務、經營渡假中心及俱樂部、投資控股及證券買賣。

慧點於中國從事軟件開發及解決方案項目。鑒於中國軟件行業現時競爭激烈，董事會認為現時乃出售其於慧點之部分投資之適當時機。

董事會認為，權益轉讓協議之條款屬公平合理，訂立權益轉讓協議符合本公司及股東之整體利益。

於出售事項後，獅龍會繼續持有慧點10%股權。

出售事項之擬定所得款項用途及財務影響

出售事項之所得款項淨額約人民幣12,000,000元(相等於約12,720,000港元)將用作本集團之一般營運資金。

慧點於截至二零零六年十二月三十一日止兩個財政年度之除稅前及除稅後純利載列如下：

	截至二零零五年十二月三十一日止年度	截至二零零六年十二月三十一日止年度
除稅前純利	人民幣7,095,000元(相等於約7,521,000港元)	人民幣9,320,000元(相等於約9,879,000港元)
除稅後純利	人民幣6,003,000元(相等於約6,363,000港元)	人民幣8,648,000元(相等於約9,167,000港元)

如本公司之經審核綜合賬目所載，將予出售資產於二零零六年十二月三十一日之賬面值約為5,506,000港元。根據慧點於二零零七年十月三十一日的最近期管理賬目所載資料，因出售事項錄得未經審核淨收益約7,447,000港元，即代價減相關權益於二零零七年十月三十一日之賬面值約5,273,000港元得出之差額。出售事項的最終收益金額將參考相關權益於出售事項完成日期之賬面值釐定。

上市規則含義

根據上市規則第14.06條，出售事項構成本公司之一項須予披露交易。一份載有有關出售事項詳情之通函，將會在切實可行情況下儘快寄發予股東。

釋義

本公佈內採用以下界定詞彙：

「慧點」	指	北京慧點科技開發有限公司，一間於中國註冊成立之有限公司，緊接出售事項前獅龍擁有其20%股權
「董事會」	指	董事會
「本公司」	指	安寧控股有限公司，其已發行股份於聯交所主板上市
「代價」	指	人民幣12,000,000元（相等於12,720,000港元），即相關權益之代價
「董事」	指	本公司之董事
「出售事項」	指	根據權益轉讓協議將相關權益售予買方
「本集團」	指	本公司及其附屬公司
「獅龍」	指	獅龍有限公司，一間於英屬處女群島註冊成立之公司，並為本公司之全資附屬公司

「上市規則」	指	聯交所證券上市規則
「買方」	指	姜曉丹，一名中國居民
「相關權益」	指	慧點之10%股權
「權益轉讓協議」	指	獅龍與買方於二零零七年十二月十七日就買賣相關權益而訂立之權益轉讓協議
「股東」	指	本公司之股東
「聯交所」	指	香港聯合交易所有限公司
「中國」	指	中華人民共和國，就本公佈而言，並不包括香港、澳門及台灣
「港元」	指	香港之法定貨幣港元
「人民幣」	指	中國之法定貨幣人民幣

於本公佈內，所採用之滙率為人民幣1元兑1.06港元。該滙率僅供説明用途。

代表董事會
安寧控股有限公司
主席
梁榮江先生

香港，二零零七年十二月十七日

於本公佈刊發日期，執行董事為梁榮江先生（主席）、吳智明先生（行政總裁）、梁煒才先生及楊永東先生；非執行董事為劉偉檳先生；而獨立非執行董事則為趙世曾博士、陳正博士及Ian Grant ROBINSON先生。

HONG KONG ECONOMIC TIMES, 18 DECEMBER 2007

ENM HOLDINGS LIMITED
安寧控股有限公司

(於香港註冊成立的有限公司)
(股份代號：128)

通知

須予披露交易

載有上述事宜詳情的公告可在香港交易及結算所有限公司的網站www.hkex.com.hk「最新上市公司公告」一欄及安寧控股有限公司的網站www.enmholdings.com「投資者關係」一欄覽閱。

此通知僅為知會投資者有關上述事宜及有關公告已登載在上述網站。*此通知並無載有任何可據而作出投資決定的資料，投資者不應依賴此通知的內容而作任何投資決定*。投資者應覽閱上述公告以了解詳情。

由即日起至2008年1月18日或須予披露交易的通函寄發予股東之日(以較後者為準)止，公眾人士可於星期一至五上午9時至下午12時45分及下午2時至下午6時及星期六上午9時至下午1時到香港九龍尖沙嘴東部麼地道77號華懋廣場1502室免費查閱上述公告；如有需要亦可索取公告副本，每張收費港幣1元。

承董事會命
安寧控股有限公司
公司秘書
鄭佩敏

香港，二零零七年十二月十七日

THE STANDARD, 18 DECEMBER 2007

ENM HOLDINGS LIMITED

安寧控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 128)

NOTIFICATION

DISCLOSEABLE TRANSACTION

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Company Information" and on the website of ENM Holdings Limited at www.enmholdings.com under "Investor Relations".

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection by the public at no charge at Suite 1502, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong from 9:00 a.m. to 12:45 p.m. and from 2:00 p.m. to 6:00 p.m., Mondays to Fridays; and from 9:00 a.m. to 1:00 p.m., Saturdays, from today until 18 January 2008 or until such time as the discloseable transaction circular is sent to shareholders, whichever is the later. Copies will be provided upon request at a cost of HK$1.00 per sheet.

By Order of the Board
ENM Holdings Limited
Pui Man CHENG
Company Secretary

Hong Kong, 17 December 2007

ENM Holdings Limited
安寧控股有限公司

(Incorporated in Hong Kong with limited liability)
(Stock code: 128)

SUSPENSION OF TRADING

ENM Holdings Limited (the "Company") announces that trading in the shares of the Company will be suspended from 9:30 a.m. on 22 January 2008, pending the release of an announcement in relation to a major and connected transaction.

By order of the Board of
ENM Holdings Limited
Joseph Wing Kong LEUNG
Chairman

Hong Kong, 21 January 2008

As at the date of this announcement, the Executive Directors are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG, the Non-executive Director is Mr. Raymond Wai Pun LAU and the Independent Non-executive Directors are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

ENM Holdings Limited

安寧控股有限公司

（於香港成立之有限公司）

（股份代號：0128）

停牌

安寧控股有限公司（「本公司」）宣佈本公司之股份將於二零零八年一月二十二日上午九時三十分起暫停買賣，以待本公司發出一項重大及關連交易的公佈。

承董事會命
安寧控股有限公司
主席
梁榮江

香港，二零零八年一月二十一日

於本聲明日期，執行董事為梁榮江先生(主席)、吳智明先生(行政總裁)、梁煒才先生及楊永東先生，非執行董事為劉偉檳先生，而獨立非執行董事則為趙世曾博士、陳正博士及 Ian Grant Robinson 先生。

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement

ENM Holdings Limited
安寧控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 128)

MAJOR AND CONNECTED TRANSACTION ACQUISITION OF 40% INTEREST IN KENMURE LIMITED AND RESUMPTION OF TRADING

The directors of the Company announce that e-Media (Asia), a wholly owned subsidiary of the Company, after trading hours on 21 January 2008, entered into (i) the Apex Agreement with Apex and (ii) the Kosin Agreement with Kosin respectively to acquire from Apex and Kosin 30% and 10% of the shareholding in Kenmure respectively.

Kenmure is a subsidiary of the Group in which e-Media (Asia) holds a 60% shareholding. The balance of the shareholding is held as to 30% by Apex and 10% by Kosin.

Completion of the Apex Acquisition and the Kosin Acquisition is not inter-conditional. Upon completion of both the Apex Agreement and the Kosin Agreement, Kenmure will become an indirect wholly-owned subsidiary of the Company.

Apex, by virtue of it being a 30% shareholder of Kenmure, is a connected person of the Company and the Apex Agreement is therefore a connected transaction under Chapter 14A of the Listing Rules which is subject to the approval of the Independent Shareholders.

Kosin, by virtue of it being a 10% shareholder of Kenmure, is a connected person of the Company and the Kosin Agreement is therefore a connected transaction under Chapter 14A of the Listing Rules which is subject to the approval of the Independent Shareholders.

The Apex Agreement and the Kosin Agreement (in aggregate) constitute a major transaction under Chapter 14 of the Listing Rules.

A circular setting out details of the Share Purchase Agreements, the recommendation of the independent board committee of the Company on the Share Purchase Agreements, a letter of advice from the independent financial adviser on the terms of the Share Purchase Agreements together with the notice convening the EGM will be sent to the shareholders of the Company as soon as practicable.

Trading in the Shares on the Stock Exchange was suspended at the request of the Company with effect from 9:30 a.m. on 22 January 2008 pending the release of this announcement. Application has been made by the Company for the resumption of trading in its Shares with effect from 9:30 a.m. on 23 January 2008.

The Share Purchase Agreements

Date:

21 January 2008

Parties:

Vendors: (1) In respect of the Apex Acquisition:

Apex, a company incorporated in the British Virgin Islands. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Apex is an investment holding company.

(2) In respect of the Kosin Acquisition:

Kosin, a company incorporated in Republic of Liberia. To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Kosin is an investment holding company.

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, as at the date of this announcement, neither Apex, Kosin nor any of their respective associates has any shareholding interest in the Company.

Purchaser: e-Media (Asia), a wholly owned subsidiary of the Company.

There was no previous transaction(s) between the Company, the Purchaser and each of the Vendors which may require aggregation under Rule 14A.25 of the Listing Rules.

Assets to be acquired

In respect of the Apex Acquisition:

Pursuant to the Apex Agreement, Apex agrees to sell and e-Media (Asia) agrees to purchase 16,500,000 shares of, representing 30% of the shareholding in, Kenmure.

In respect of the Kosin Acquisition:

Pursuant to the Kosin Agreement, Kosin agrees to sell and e-Media (Asia) agrees to purchase 5,500,000 shares of, representing 10% of the shareholding in, Kenmure.

Consideration

In respect of the Apex Acquisition:

The Apex Consideration shall be HK$16,500,000 which is payable in cash in the following manner:

(i) a deposit of HK$1,650,000, being 10% of the Apex Consideration, has been paid by e-Media (Asia) to Apex's solicitors as escrow agent upon signing of the Apex Agreement; and

(ii) HK$14,850,000, being the balance of the Apex Consideration, shall be paid to Apex upon Completion.

In respect of the Kosin Acquisition:

The Kosin Consideration shall be HK$5,500,000 which is payable in cash in the following manner:

(i) a deposit of HK$550,000, being 10% of the Kosin Consideration, has been paid by e-Media (Asia) to Kosin's solicitors as escrow agent upon signing of the Kosin Agreement; and

(ii) HK$4,950,000, being the balance of the Kosin Consideration, shall be paid to Kosin upon Completion.

If e-Media (Asia) defaults in completion of a Share Purchase Agreement, the relevant deposit and all interests accrued thereon will be liable to be forfeited by Apex, or as the case may be, Kosin. On the other hand, if Apex or Kosin shall default in completion of the relevant Share Purchase Agreement, e-Media (Asia) shall have the option to require specific performance or to rescind the relevant Share Purchase Agreement in which event the relevant deposit and all interests accrued thereon shall be refunded to e-Media (Asia) and without prejudice to its right to claim further damages against the defaulting party.

Both the Apex Consideration and the Kosin Consideration were agreed between the respective parties based on arm's length negotiations and by reference to the audited net asset value of Kenmure of HK$90,106,000 as at 31 December 2006 and the unaudited net asset value of Kenmure of HK$85,257,000 as at 30 June 2007 prepared in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance.

Both the Apex Consideration and the Kosin Consideration will be paid out of the internal resources of the Group.

Conditions of the Share Purchase Agreements

Each of the Share Purchase Agreements is conditional upon, inter alia:

(i) the delivery by vendor to e-Media (Asia) of a legal opinion issued by a law firm of its place of incorporation acceptable to e-Media (Asia) confirming that (i) it has been duly incorporated and is in good standing; and (ii) the Share Purchase Agreement has been duly executed by the vendor and is valid, binding and enforceable against it in accordance with the terms thereof, such legal opinion to be in form and substance to the satisfaction of e-Media (Asia);

(ii) approval by the shareholders (or independent shareholders, if required) of the Company of the acquisition of the Apex Shares and the Kosin Shares by e-Media (Asia) and all other transactions contemplated under the respective Share Purchase Agreements, (if required) at a general meeting of the Company, in compliance with the requirements of the Listing Rules; and

(iii) the compliance of any other requirements under the Listing Rules or otherwise of the Stock Exchange or other regulatory authorities which requires compliance at any time prior to Completion in relation to the transactions contemplated under the respective Share Purchase Agreements.

e-Media (Asia) may at its absolute discretion waive in writing the condition (i) mentioned above. If any of the above conditions (i) to (iii) shall not have been fulfilled in full (or, where applicable, waived by e-Media (Asia) in writing) on or before the Long Stop Date, then the rights and obligations of the parties under the relevant Share Purchase Agreements shall lapse and be of no further effect except for antecedent breach and the deposits paid and all interests accrued thereon shall be refunded to e-Media (Asia). As at the date of this announcement, none of the above conditions has been fulfilled.

Kenmure

Kenmure is a company incorporated in Hong Kong and a subsidiary of the Group in which e-Media (Asia) holds a 60% shareholding and Kenmure's accounts have already been consolidated into the Company's accounts. The balance of the shareholding is held as to 30% by Apex and 10% by Kosin.

Kenmure is an investment holding company, holding the entire issued share capital of The Swank Shop Limited and Christabel Trading Co. Limited, which carry out the business of the retail and wholesale of fashion wear and accessories.

The audited results of Kenmure for the two years ended 31 December 2005 and 31 December 2006 and its net asset value as at 31 December 2005 and 31 December 2006, were as follows:

	Year ended 31 Dec 2005 *HK$*	**Year ended 31 Dec 2006** *HK$*
Net Profit/(Loss)	10,184,000	(11,589,000)
	As at 31 Dec 2005 *HK$*	**As at 31 Dec 2006** *HK$*
Net assets value	100,018,000	90,106,000

Reasons and benefits of the transactions

The principal activities of the Company are investment holding and securities trading. The principal activities of its subsidiaries comprise the wholesale and retail of fashion wear and accessories, telecommunications operations, resort and recreational club operations, investment holding and securities trading.

The Company currently holds 60% of Kenmure. Upon completion, the Company will hold 100% of Kenmure and the Kenmure's accounts will be fully consolidated into the Company's accounts. This will facilitate business strategies and further capitalisation of Kenmure if and when required.

The Directors (other than the independent non-executive Directors) are of the view that the terms of the Share Purchase Agreements are on normal commercial terms, fair and reasonable and in the interest of the Company and the Shareholders as a whole. The independent non-executive Directors will form a view on the Share Purchase Agreements once they receive the advice from the independent financial advisor.

Completion of the Apex Acquisition and the Kosin Acquisition is not inter-conditional with each other. Upon completion of both the Apex Agreement and the Kosin Agreement, Kenmure will become an indirect wholly-owned subsidiary of the Company.

Information on the Company

The principal activities of the Company are investment holding and securities trading. The principal activities of its subsidiaries comprise the wholesale and retail of fashion wear and accessories, telecommunications operations, resort and recreational club operations, investment holding and securities trading.

General

Apex, by virtue of it being a 30% shareholder of Kenmure, is a connected person of the Company and the Apex Agreement is therefore a connected transaction under Chapter 14A of the Listing Rules which is subject to the approval of the Independent Shareholders.

Kosin, by virtue of it being a 10% shareholder of Kenmure, is a connected person of the Company and the Kosin Agreement is therefore a connected transaction under Chapter 14A of the Listing Rules which is subject to the approval of the Independent Shareholders.

The Apex Agreement and the Kosin Agreement (in aggregate) constitute a major transaction under Chapter 14 of the Listing Rules.

An independent board committee consisting of all the independent non-executive directors of the Company has been formed to advise the Independent Shareholders in respect of the Share Purchase Agreements. An independent financial adviser will be appointed to advise the independent board committee and the Independent Shareholders in respect of the terms of the Share Purchase Agreements.

A circular of the Company, which will include, among other things, details of the Share Purchase Agreements, the recommendation of the independent board committee on the Share Purchase Agreements and a letter of advice from an independent financial adviser on the terms of the Share Purchase Agreements, together with the notice convening the EGM, will be despatched to the Shareholders as soon as practicable.

Suspension and resumption of trading in the Shares

Trading in the Shares on the Stock Exchange was suspended at the request of the Company with effect on 22 January 2008 pending release of this announcement. Application has been made by the Company for the resumption of trading in the Shares with effect from 9:30 a.m. on 23 January 2008.

DEFINITIONS

"Apex"	Apex Ocean Investments Limited, a company incorporated in the British Virgin Islands, which holds 30% of the issued share capital of Kenmure
"Apex Agreement"	the Share Purchase Agreement entered into between Apex and e-Media (Asia) dated 21 January 2008
"Apex Acquisition"	the proposed acquisition of the Apex Shares
"Apex Consideration"	the consideration payable by e-Media (Asia) for the purchase of Apex Shares
"Apex Shares"	16,500,000 shares in Kenmure, representing 30% of the entire issued share capital of Kenmure
"associate(s)"	has the meaning ascribed to it in the Listing Rules
"Company" or "ENM Holdings"	ENM Holdings Limited, a company incorporated in Hong Kong with limited liability, the issued shares of which are listed on the Stock Exchange
"Directors"	directors of the Company
"Board"	the board of Directors

"e-Media (Asia)"	e-Media (Asia) Limited, a company incorporated in the Cayman Islands, a wholly owned subsidiary of the Company
"Kosin"	Kosin Limited, a company incorporated in Republic of Liberia, which holds 10% of the issued share capital of Kenmure
"Kosin Agreement"	the Share Purchase Agreement entered into between Kosin and e-Media (Asia) dated 21 January 2008
"Kosin Acquisition"	the proposed acquisition of the Kosin Shares
"Kosin Consideration"	the consideration payable by e-Media (Asia) for the purchase of the Kosin Shares
"Kosin Shares"	5,500,000 shares in Kenmure, representing 10% of the entire issued share capital of Kenmure
"Completion"	completion of the Share Purchase Agreement(s)
"Kenmure"	Kenmure Limited, a company incorporated in Hong Kong with limited liability, a 60% held subsidiary of the Group
"Group"	ENM Holdings Limited and its subsidiaries
"Independent Shareholders"	Shareholders of ENM Holdings Limited other than Apex and Kosin and their associates
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Long Stop Date"	the date falling 4 months after the date of the respective Share Purchase Agreement or such other date as the parties to the relevant Share Purchase Agreement may agree in writing
"EGM"	an extraordinary general meeting of the Company to be convened, to consider and, if thought fit, approve by the shareholders (or when required, the Independent Shareholders) of the Company, the Share Purchase Agreements
"Share(s)"	share(s) of HK$0.01 each in the issued share capital of the Company
"Shareholder(s)"	holders of the Shares

"Share Purchase Agreements"	the share transfer agreements entered into (1) between Apex and e-Media (Asia) dated 21 January 2008 relating to the sale and purchase of the Apex Shares, and (2) between Kosin and e-Media (Asia) dated 21 January 2008 relating to the sale and purchase of the Kosin Shares and "Share Purchase Agreement" shall mean either one of them
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"%"	per cent

By Order of the Board
ENM Holdings Limited
Joseph Wing Kong LEUNG
Chairman

Hong Kong, 22 January 2008

As at the date of this announcement, the Directors are as follows:

Executive directors:
Mr. Joseph Wing Kong LEUNG *(Chairman)*
Mr. James C. NG (*Chief Executive Officer*)
Mr. Derek Wai Choi LEUNG
Mr. Wing Tung YEUNG

Non-executive director:
Mr. Raymond Wai Pun LAU

Independent non-executive directors:
Dr. Cecil Sze Tsung CHAO
Dr. Jen CHEN
Mr. Ian Grant ROBINSON

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就本公佈全部或任何部分內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

ENM HOLDINGS LIMITED
安寧控股有限公司

(於香港註冊成立的有限公司)

(股份代號：128)

主要及關連交易：
收購 Kenmure Limited 之 40% 權益
及
恢復買賣

本公司董事宣佈，本公司之全資附屬公司e-Media (Asia) 已於二零零八年一月二十一日交易時段後(i)與雅奥訂立雅奥協議，並(ii)與Kosin訂立Kosin協議，以分別收購雅奥及Kosin於Kenmure之30%及10%股權。

Kenmure為本集團之附屬公司，由e-Media (Asia)持有60%股權。餘下股權則分別由雅奥及Kosin持有30%及10%。

雅奥收購事項及Kosin收購事項之完成並非互帶條件。完成雅奥協議及Kosin協議後，Kenmure將成為本公司之間接全資附屬公司。

雅奥因身為Kenmure之30%股東而成為本公司之關連人士，故根據上市規則第14A章，雅奥協議屬一項關連交易，須獲獨立股東批准方可作實。

Kosin因身為Kenmure之10%股東而成為本公司之關連人士，故根據上市規則第14A章，Kosin協議屬一項關連交易，須獲獨立股東批准方可作實。

根據上市規則第14章，雅奧協議及Kosin協議(合計)構成一項主要交易。

一份載有股份購買協議之詳情、本公司獨立董事委員會就股份購買協議之建議、獨立財務顧問就股份購買協議之條款發出之意見函件連同召開股東特別大會之通告之通函，將儘快寄發予本公司股東。

應本公司要求，股份自二零零八年一月二十二日上午九時三十分起於聯交所暫停買賣，以待刊發本公佈。本公司已申請自二零零八年一月二十三日上午九時三十分起恢復買賣其股份。

股份購買協議

日期：

二零零八年一月二十一日

訂約方：

賣方：　(1) 就雅奧收購事項而言：

雅奧，一家於英屬處女群島註冊成立之公司。據董事經作出一切合理查詢後所知、所悉及所信，雅奧為一家投資控股公司。

(2) 就Kosin收購事項而言：

Kosin，一家於利比里亞共和國註冊成立之公司。據董事經作出一切合理查詢後所知、所悉及所信，Kosin為一家投資控股公司。

據董事經作出一切合理查詢後所知、所悉及所信，於本公佈刊發日期，雅奧、Kosin或彼等各自之任何聯繫人均無擁有本公司任何股權。

買方：　e-Media (Asia)，本公司之全資附屬公司。

本公司、買方與各賣方之間先前並無進行其他須根據上市規則第14A.25條合併計算的交易。

將予收購之資產

就雅奧收購事項而言：

根據雅奧協議，雅奧同意出售而e-Media (Asia)同意購入Kenmure之16,500,000股股份，相當於其30%股權。

就Kosin收購事項而言：

根據Kosin協議，Kosin同意出售而e-Media (Asia)同意購入Kenmure之5,500,000股股份，相當於其10%股權。

代價

就雅奧收購事項而言：

雅奧代價為16,500,000港元，按下列方式以現金支付：

(i) 1,650,000港元(即雅奧代價之10%)之按金已於簽立雅奧協議後由e-Media (Asia)付予雅奧之律師(作為託管代理)；及

(ii) 14,850,000港元(即雅奧代價餘額)須於完成後付予雅奧。

就Kosin收購事項而言：

Kosin代價為5,500,000港元，按下列方式以現金支付：

(i) 550,000港元(即Kosin代價之10%)之按金已於簽立Kosin協議後由e-Media (Asia)付予Kosin之律師(作為託管代理)；及

(ii) 4,950,000港元(即Kosin代價餘額)須於完成後付予Kosin。

倘e-Media (Asia)未能完成股份購買協議，則相關按金及其所有應計利息將由雅奧(或視乎情況而定，Kosin) 沒收。同時，倘雅奧或Kosin未能完成相關股份購買協議，則e-Media (Asia)可選擇要求強制履行或撤銷相關股份購買協議，據此相關按金及其所有應計利息將退回e-Media (Asia)且無損其向失責人提出進一步賠償申索之權利。

雅奧代價及Kosin代價均由有關訂約方經參考根據香港會計師公會頒佈的香港財務報告準則及香港公司條例編製的Kenmure於二零零六年十二月三十一日之經審核資產淨值90,106,000港元及Kenmure於二零零七年六月三十日之未經審核資產淨值85,257,000港元後，按公平原則磋商協定。

雅奧代價及Kosin代價將以本集團內部資源支付。

股份購買協議條件

各股份購買協議須於達成條件後方可作實，該等條件包括：

(i) 賣方向e-Media (Asia)提交一份由註冊成立地點獲e-Media (Asia)所接納的律師行發出的法律意見，確認：(i)其已正式註冊成立，且聲譽良好；及(ii)股份購買協議已由賣方正式簽立，屬有效、具約束力及可按照其條款切實執行，而e-Media (Asia)滿意有關法律意見之形式及內容；

(ii) 根據上市規則之規定，獲本公司股東 (或獨立股東，倘有規定) 於本公司股東大會上批准根據有關股份購買協議由e-Media (Asia)收購雅奧股份及Kosin股份以及據此擬進行之所有其他交易 (倘有規定)；及

(iii)於完成前任何時間就根據有關股份購買協議擬進行的交易已遵守上市規則或聯交所或其他監管機關須予遵守之任何其他規定。

e-Media (Asia)可全權酌情書面豁免上述第(i)項條件。倘上述任何第(i)至(iii)項條件於最後完成日期或之前未能全面達成(或(倘適用)獲e-Media (Asia)書面豁免)，則訂約各方根據有關股份購買協議之權利及責任將告失效，除先前違反協議者外，將再無其他效力，而已付之按金及其所有應計利息須退還e-Media (Asia)。於本公佈刊發日期，上述條件概未達成。

Kenmure

Kenmure為一家於香港註冊成立之公司及本集團之附屬公司，由e-Media (Asia)持有60%股權，而Kenmure之帳目已綜合計算至本公司帳目。其餘股權則分別由雅奧及Kosin持有30%及10%。

Kenmure為一家投資控股公司，持有詩韻有限公司及姿寶貿易有限公司之全部已發行股本，該等公司從事零售及批發時服及飾物之業務。

Kenmure截至二零零五年十二月三十一日及二零零六年十二月三十一日止兩個年度之經審核業績，及其於二零零五年十二月三十一日及二零零六年十二月三十一日之資產淨值如下：

	截至二零零五年十二月三十一日止年度	截至二零零六年十二月三十一日止年度
	港元	港元
溢利／(虧損)淨額	10,184,000	(11,589,000)

	於二零零五年十二月三十一日	於二零零六年十二月三十一日
	港元	港元
資產淨值	100,018,000	90,106,000

進行交易之原因及裨益

本公司之主要業務為投資控股及證券買賣。其附屬公司之主要業務則為批發及零售時服及飾物、經營電訊業務、經營渡假中心及俱樂部、投資控股及證券買賣。

本公司現持有Kenmure之60%權益。於完成後，本公司將持有Kenmure之100%權益，而Kenmure之帳目將完全地綜合計算至本公司帳目。此舉有助加強業務策略及Kenmure未來資本額(倘有需要)。

董事(獨立非執行董事除外)認為，股份購買協議之條款乃按正常商業條款釐訂，屬公平合理，並符合本公司及股東之整體利益。獨立非執行董事將於聽取獨立財務顧問之意見後，方就股份購買協議發表意見。

雅奧收購事項及Kosin收購事項之完成並非互帶條件。完成雅奧協議及Kosin協議後，Kenmure將成為本公司之間接全資附屬公司。

有關本公司之資料

本公司之主要業務為投資控股及證券買賣。其附屬公司之主要業務則為批發及零售時服及飾物、經營電訊業務、經營渡假中心及俱樂部、投資控股及證券買賣。

一般資料

雅奧因身為Kenmure之30%股東而成為本公司之關連人士，故根據上市規則第14A章，雅奧協議屬一項關連交易，須獲獨立股東批准方可作實。

Kosin因身為Kenmure之10%股東而成為本公司之關連人士，故根據上市規則第14A章，Kosin協議屬一項關連交易，須獲獨立股東批准方可作實。

根據上市規則第14章，雅奧協議及Kosin協議(合計)構成一項主要交易。

本公司已成立由本公司全體獨立非執行董事組成之獨立董事委員會，就股份購買協議向獨立股東提供意見。本公司將會委聘獨立財務顧問，就股份購買協議之條款向獨立董事委員會及獨立股東提供意見。

本公司一份載有(其中包括)股份購買協議之詳情、獨立董事委員會就股份購買協議之建議以及獨立財務顧問就股份購買協議之條款發出之意見函件，連同召開股東特別大會之通告之通函，將儘快寄發予本公司股東。

暫停及恢復股份買賣

應本公司要求，股份自二零零八年一月二十二日起於聯交所暫停買賣，以待刊發本公佈。本公司已申請自二零零八年一月二十三日上午九時三十分起恢復買賣其股份。

釋義

「雅奧」	指	雅奧投資有限公司，一家於英屬處女群島註冊成立之公司，持有Kenmure已發行股本之30%
「雅奧協議」	指	雅奧與e-Media (Asia)於二零零八年一月二十一日訂立之股份購買協議
「雅奧收購事項」	指	雅奧股份之建議收購事項
「雅奧代價」	指	e-Media (Asia)購買雅奧股份應付之代價
「雅奧股份」	指	於Kenmure之16,500,000股股份，佔Kenmure全部已發行股本之30%
「聯繫人」	指	具有上市規則賦予該詞之涵義
「本公司」或「安寧控股」	指	安寧控股有限公司，一家於香港註冊成立之有限公司，其已發行股份於聯交所上市
「董事」	指	本公司之董事
「董事會」	指	董事會

「e-Media (Asia)」	指	e-Media (Asia) Limited，一家於開曼群島註冊成立之公司，為本公司之全資附屬公司
「Kosin」	指	Kosin Limited，一家於利比里亞共和國註冊成立之公司，持有Kenmure已發行股本之10%
「Kosin協議」	指	Kosin與e-Media (Asia)於二零零八年一月二十一日訂立之股份購買協議
「Kosin收購事項」	指	Kosin股份之建議收購事項
「Kosin代價」	指	e-Media (Asia)購買Kosin股份應付之代價
「Kosin股份」	指	於Kenmure之5,500,000股股份，佔Kenmure全部已發行股本之10%
「完成」	指	完成股份購買協議
「Kenmure」	指	Kenmure Limited，一家於香港註冊成立之有限公司，本集團持有其60%股權之附屬公司
「本集團」	指	安寧控股有限公司及其附屬公司
「獨立股東」	指	安寧控股有限公司之股東(不包括雅奧及Kosin以及彼等之聯繫人)
「上市規則」	指	聯交所證券上市規則
「最後完成日期」	指	各股份購買協議訂立當日以後滿四個月之日期或有關股份購買協議之訂約方可能書面同意之其他日期
「股東特別大會」	指	即將舉行之本公司股東特別大會，以讓本公司股東(或獨立股東，倘有規定)審議及酌情批准股份購買協議
「股份」	指	本公司已發行股本中每股面值0.01港元之股份
「股東」	指	股份之持有人

「股份購買協議」	指	(1) 雅奧與e-Media (Asia)於二零零八年一月二十一日訂立有關買賣雅奧股份，以及(2) Kosin與e-Media (Asia)於二零零八年一月二十一日訂立有關買賣Kosin股份的股份轉讓協議，而「股份購買協議」將指上述其中一項協議
「聯交所」	指	香港聯合交易所有限公司
「港元」	指	香港之法定貨幣港元
「%」	指	百分比

承董事會命
安寧控股有限公司
主席
梁榮江

香港，二零零八年一月二十二日

於本公佈刊發日期，董事如下：

執行董事：
梁榮江先生(主席)
吳智明先生(行政總裁)
梁焯才先生
楊永東先生

非執行董事：
劉偉檳先生

獨立非執行董事：
趙世曾博士
陳正博士
Ian Grant ROBINSON先生

ENM Holdings Limited
安寧控股有限公司
(Incorporated in Hong Kong with limited liability)
(Stock code: 128)

DELAY IN DESPATCH OF CIRCULAR REGARDING MAJOR AND CONNECTED TRANSACTION ACQUISITION OF 40% INTEREST IN KENMURE LIMITED

Pursuant to Rules 14.38 and 14A.49 of the Listing Rules, the Company is required to despatch the Circular regarding the Apex Agreement and the Kosin Agreement to the Shareholders on or before 12 February 2008, being 21 days after publication of the Announcement.

As additional time is required to prepare the statement of indebtedness of the Group, the letter from the independent financial adviser and the financial information of the Group and Kenmure as required by the Listing Rules for inclusion in the Circular, the Company has applied for a waiver from the Stock Exchange from strict compliance with Rules 14.38 and 14A.49 of the Listing Rules and for an extension of the deadline for the despatch of the Circular to a date falling on or before 15 April 2008.

Reference is made to the announcement of the Company dated 22 January 2008 (the "Announcement") in relation to the major and connected transactions regarding the Apex Agreement and the Kosin Agreement. Unless the context otherwise requires, terms used herein shall have the same meanings as defined in the Announcement.

Pursuant to Rules 14.38 and 14A.49 of the Listing Rules, the Company is required to despatch a circular (the "Circular") to the Shareholders on or before 12 February 2008, being 21 days after publication of the Announcement. However, additional time is required to update the financial information of the Company required to be included in the Circular to take into account the final results for the year ended 31 December 2007 of the Group and Kenmure and to prepare the statement of indebtedness of the Group and the letter from the independent financial adviser for inclusion in the Circular.

Accordingly, the Company has applied to the Stock Exchange for a waiver from the strict compliance with Rules 14.38 and 14A.49 of the Listing Rules and for an extension of deadline for the despatch of the Circular to a day falling on or before 15 April 2008.

By Order of the Board
ENM Holdings Limited
Joseph Wing Kong LEUNG
Chairman

Hong Kong, 6 February 2008

As at the date of this announcement, the Directors are as follows:-

Executive directors:
Joseph Wing Kong LEUNG *(Chairman)*
Mr. James C. NG (*Chief Executive Officer*)
Mr. Derek Wai Choi LEUNG
Mr. Wing Tung YEUNG

Non-executive director:
Mr. Raymond Wai Pun LAU

Independent non-executive directors:
Dr. Cecil Sze Tsung CHAO
Dr. Jen CHEN
Mr. Ian Grant ROBINSON

ENM Holdings Limited
安寧控股有限公司
（於香港註冊成立之有限公司）
（股份代號：128）

延遲寄發通函
主要及關連交易：
收購Kenmure Limited之40%權益

根據上市規則第 14.38 條及第 14A.49 條，本公司須於二零零八年二月十二日或之前(即刊發該公佈後 21 天內)向股東寄發有關雅奧協議及 Kosin 協議之通函。

因須額外時間編製上市規則所規定之本集團之債項聲明，獨立財務顧問函件及本集團及 Kenmure 之財務資料，以供載入該通函，本公司已向聯交所申請豁免嚴格遵守上市規則第 14.38 條及第 14A.49 條之規定，將寄發該通函之限期延遲至二零零八年四月十五日或之前。

茲提述本公司於二零零八年一月二十二日刊發有關雅奧協議及Kosin協議之主要及關連交易之公佈(「該公佈」)。除另有所指外，本公佈所用詞彙與該公佈所界定者具有相同涵義。

根據上市規則第14.38條及第14A.49條，本公司須於二零零八年二月十二日或之前(即刊發該公佈後21天內)向股東寄發有關之通函（「該通函」）。然而，因須額外時間更新將載入該通函之本公司之財務資料，以包括本集團及Kenmure截至二零零七年十二月三十一日止年度之全年業績，及編製本集團之債項聲明和獨立財務顧問函件，以供載入該通函。

因此，本公司已向聯交所申請豁免嚴格遵守上市規則第 14.38 條及第 14A.49 條之規定，將寄發該通函之限期延遲至二零零八年四月十五日或之前。

承董事會命
安寧控股有限公司
主席
梁榮江

香港，二零零八年二月六日

於本公佈刊發日期，董事如下：

執行董事：
梁榮江先生 *（主席）*
吳智明先生 *（行政總裁）*
梁煒才先生
楊永東先生

非執行董事：
劉偉樑先生

獨立非執行董事：
趙世曾博士
陳正博士
Ian Grant ROBINSON先生

ENM HOLDINGS LIMITED

安寧控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 128)

NOTICE OF BOARD MEETING

The board of directors (the "Board") of ENM Holdings Limited (the "Company") announces that a meeting of the Board will be held on Friday, 28 March 2008 at the registered office of the Company, for the purpose of approving, among other matters, the annual results of the Company and its subsidiaries for the year ended 31 December 2007.

By Order of the Board
ENM Holdings Limited
Pui Man CHENG
Company Secretary

Hong Kong, 14 March 2008

As at the date of this announcement, the Executive Directors are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG, the Non-executive Director is Mr. Raymond Wai Pun LAU, and the Independent Non-executive Directors are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

ENM HOLDINGS LIMITED
安 寧 控 股 有 限 公 司
（於香港成立之有限公司）
（股份代號：128）

董事會會議通告

安寧控股有限公司（「本公司」）董事會（「董事會」）宣佈，本公司將於二零零八年三月二十八日(星期五)在本公司註冊辦事處舉行董事會會議，藉以批准（其中包括）本公司及其附屬公司截至二零零七年十二月三十一日止年度之全年業績。

承董事會命
安寧控股有限公司
公司秘書
鄭佩敏

香港，二零零八年三月十四日

於本公佈日期，執行董事為梁榮江先生(主席)、吳智明先生(行政總裁)、梁煒才先生及楊永東先生；非執行董事為劉偉檳先生；而獨立非執行董事則為趙世曾博士、陳正博士及Ian Grant ROBINSON先生。

ENM HOLDINGS LIMITED
安寧控股有限公司

(Incorporated in Hong Kong with limited liability)
(Stock code: 128)

Results Announcement for the year ended 31 December 2007

The Board of Directors (the "Board") of ENM Holdings Limited (the "Company") announces the audited consolidated results of the Company and its subsidiaries (collectively the "Group") for the year ended 31 December 2007.

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2007
(Expressed in Hong Kong dollars)

	Notes	**2007** **\$'000**	2006 \$'000
Revenue	3	**266,027**	227,206
Cost of sales		**(109,266)**	(97,521)
Gross profit		**156,761**	129,685
Other income and gains	4	**6,558**	5,103
Selling and distribution costs		**(81,967)**	(72,231)
Administrative expenses		**(66,651)**	(66,200)
Other operating income, net	6	**58,565**	2,509
Fair value gains/(losses) and write-back of deficits on revaluation of properties, net		**(10,332)**	12,545
Finance costs	5	**(1,291)**	(1,077)
Share of profits and losses of associates		**(6,388)**	(2,852)
Profit before tax	6	**55,255**	7,482
Tax	7	**–**	–
Profit for the year		**55,255**	7,482
Attributable to:			
Equity holders of the Company		**52,426**	12,047
Minority interests		**2,829**	(4,565)
		55,255	7,482

	Notes	2007	2006
		$'000	*$'000*
Dividends	8	**Nil**	Nil
Earnings per share attributable to ordinary equity holders of the Company	9		
— Basic		**3.18 cents**	0.73 cents
— Diluted		**N/A**	N/A

CONSOLIDATED BALANCE SHEET

As at 31 December 2007
(Expressed in Hong Kong dollars)

	Notes	2007 $'000	2006 $'000
Non-current assets			
Property, plant and equipment		**77,303**	84,638
Investment properties		**113,900**	123,900
Prepaid land premiums		**2,986**	3,063
Goodwill		**6,610**	6,610
Interests in associates		**17,258**	20,511
Available-for-sale equity investments		**35,448**	35,503
Total non-current assets		**253,505**	274,225
Current assets			
Inventories		**41,359**	37,481
Trade receivables	10	**7,161**	8,701
Prepayments, deposits and other receivables		**33,656**	33,267
Prepaid land premiums		**77**	77
Equity investments at fair value through profit or loss	11	**197,894**	154,612
Derivative financial instruments		**—**	104
Pledged deposits		**342**	342
Time deposits		**495,798**	495,074
Cash and bank balances		**46,487**	27,148
Total current assets		**822,774**	756,806
Current liabilities			
Trade and other payables	12	**40,973**	47,662
Interest-bearing bank and other borrowings		**4,712**	9,268
Current portion of debentures		**2,670**	4,102
Other loans		**5,349**	5,304
Tax payable		**5,497**	5,497
Total current liabilities		**59,201**	71,833
Net current assets		**763,573**	684,973
Total assets less current liabilities		**1,017,078**	959,198

	2007	2006
	$'000	*$'000*
Total assets less current liabilities	**1,017,078**	959,198
Non-current liabilities		
Debentures	**3,462**	3,754
Interest-bearing bank and other borrowings	**114**	206
Deferred revenue	**23,015**	25,821
Total non-current liabilities	**26,591**	29,781
Net assets	**990,487**	929,417
EQUITY		
Equity attributable to equity holders of the Company		
Issued capital	**16,507**	16,507
Reserves	**943,433**	885,397
	959,940	901,904
Minority interests	**30,547**	27,513
Total equity	**990,487**	929,417

Notes:

1 Basis of preparation and impact of new and revised Hong Kong Financial Reporting Standards

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which include all Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKASs") and Interpretations) issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the Hong Kong Companies Ordinance. They have been prepared under the historical cost convention, except for investment properties, land and buildings, resort and recreational club properties, equity investments and derivative financial instruments which have been measured at fair value. The financial statements are presented in Hong Kong dollars ("HK$") and all values are rounded to the nearest thousand except when otherwise indicated.

The Group has adopted the following new and revised HKFRSs for the first time for the current year's financial statements. Except for in certain cases, giving rise to new and revised accounting policies and additional disclosures, the adoption of these new and revised standards and interpretations has had no effect on the financial statements.

HKFRS 7	*Financial Instruments: Disclosures*
HKAS 1 Amendment	*Capital Disclosures*
HK(IFRIC)-Int 8	*Scope of HKFRS 2*
HK(IFRIC)-Int 9	*Reassessment of Embedded Derivatives*
HK(IFRIC)-Int 10	*Interim Financial Reporting and Impairment*

The principal effects of adopting these new and revised HKFRSs are as follows:

(a) HKFRS 7 *Financial Instruments: Disclosures*

This standard requires disclosures that enable users of the financial statements to evaluate the significance of the Group's financial instruments and the nature and extent of risks arising from those financial instruments. The new disclosures are included throughout the financial statements. While there has been no effect on the financial position or results of operations of the Group, comparative information has been included/revised where appropriate.

(b) Amendment to HKAS 1 *Presentation of Financial Statements - Capital Disclosures*

This amendment requires the Group to make disclosures that enable users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital. These new disclosures are shown in the financial statements.

(c) HK(IFRIC)-Int 8 *Scope of HKFRS 2*

This interpretation requires HKFRS 2 to be applied to any arrangement in which the Group cannot identify specifically some or all of the goods or services received, for which equity instruments are granted or liabilities (based on a value of the Group's equity instruments) are incurred by the Group for a consideration, and which appears to be less than the fair value of the equity instruments granted or liabilities incurred. As the Company has only issued equity instruments to the Group's employees (including executive directors) for identified services provided in accordance with the Company's share option schemes, the interpretation has had no effect on the financial statements.

(d) HK(IFRIC)-Int 9 *Reassessment of Embedded Derivatives*

This interpretation requires that the date to assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative is the date that the Group first becomes a party to the contract, with reassessment only if there is a change to the contract that significantly modifies the cash flows. As the Group does not have any embedded derivative requiring separation from the host contract, the interpretation has had no effect on the financial statements.

(e) HK(IFRIC)-Int 10 *Interim Financial Reporting and Impairment*

The Group has adopted this interpretation as of 1 January 2007, which requires that an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument classified as available-for-sale or a financial asset carried at cost is not subsequently reversed. As the Group had no impairment losses previously reversed in respect of such assets, the interpretation has had no impact on the financial position or results of operations of the Group.

2 Impact of issued but not yet effective HKFRSs

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in the financial statements.

HKFRS 8	*Operating Segments*[1]
HKAS 1 (Revised)	*Presentation of Financial Statements*[1]
HKAS 23 (Revised)	*Borrowing Costs*[1]
HK(IFRIC)-Int 11	*HKFRS 2 - Group and Treasury Share Transactions*[2]
HK(IFRIC)-Int 12	*Service Concession Arrangements*[4]
HK(IFRIC)-Int 13	*Customer Loyalty Programmes*[3]
HK(IFRIC)-Int 14	*HKAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction*[4]

[1] Effective for annual periods beginning on or after 1 January 2009
[2] Effective for annual periods beginning on or after 1 March 2007
[3] Effective for annual periods beginning on or after 1 July 2008
[4] Effective for annual periods beginning on or after 1 January 2008

HKFRS 8, which will replace HKAS 14 *Segment Reporting*, specified how an entity should report information about its operating segments, based on information about the components of the entity that is available to the chief operating decision maker for the purposes of allocating resources to the segments and assessing their performance. The standard also requires the disclosure of information about the products and services provided by the segments, the geographical areas in which the Group operates, and revenue from the Group's major customers. The Group expects to adopt HKFRS 8 from 1 January 2009.

HKAS 1 has been revised to separate owner and non-owner changes in equity. The statement of changes in equity will include only details of transactions with owners, with all non-owner changes in equity presented as a single line. In addition, the standard introduces the statement of comprehensive income: it presents all items of income and expense recognised in profit or loss, together with all other items of recognised income and expense, either in one single statement, or in two linked statements. The Group is still evaluating whether it will have one or two statements.

HKAS 23 has been revised to require capitalisation of borrowing costs when such costs are directly attributable to the acquisition, construction or production of a qualifying asset. In accordance with the transitional provisions in the revised standard, the Group shall apply the revised standard on a prospective basis to borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after 1 January 2009.

HK(IFRIC)-Int 11 requires arrangements whereby an employee is granted rights to the Group's equity instruments, to be accounted for as an equity-settled scheme, even if the Group acquires the instruments from another party, or the shareholders provide the equity instruments needed. HK(IFRIC)-Int 11 also addresses the accounting for share-based payment transactions involving two or more entities within the Group. As the Group currently has no such transactions, the interpretation is unlikely to have any financial impact on the Group.

HK(IFRIC)-Int 12 requires an operator under public-to-private service concession arrangements to recognise the consideration received or receivable in exchange for the construction services as a financial asset and/or an intangible asset, based on the terms of the contractual arrangements. HK(IFRIC)-Int 12 also addresses how an operator shall apply existing HKFRSs to account for the obligations and the rights arising from service concession arrangements by which a government or a public sector entity grants a contract for the construction of infrastructure used to provide public services and/or for the supply of public services. As the Group currently has no such arrangements, the interpretation is unlikely to have any financial impact on the Group.

HK(IFRIC)-Int 13 requires that loyalty award credits granted to customers as part of a sales transaction are accounted for as a separate component of the sales transaction. The consideration received in the sales transaction is allocated between the loyalty award credits and the other components of the sale. The amount allocated to the loyalty award credits is determined by reference to their fair value and is deferred until the awards are redeemed or the liability is otherwise extinguished.

HK(IFRIC)-Int 14 addresses how to assess the limit under HKAS 19 *Employee Benefits*, on the amount of a refund or a reduction in future contributions in relation to a defined benefit scheme that can be recognised as an asset, in particular, when a minimum funding requirement exists.

As the Group currently has no customer loyalty award credits and defined benefit scheme, HK(IFRIC)-Int 13 and HK(IFRIC)-Int 14 are not applicable to the Group and therefore are unlikely to have any financial impact on the Group.

3 Revenue and segment information

An analysis of the Group's revenue and results by business segment and an analysis of the Group's revenue by geographical segment are as follows:

(a) Business segments

	Group revenue		Contribution to profit	
	2007	2006	**2007**	2006
	$'000	*$'000*	***$'000***	*$'000*
Wholesale and retail of fashion wear and accessories	**214,168**	174,710	**8,040**	(11,039)
Telecommunications operations	**3,535**	2,985	**6,999**	(3,397)
Resort and recreational club operations	**17,134**	19,268	**4,723**	3,725
Investments and treasury	**31,190**	30,243	**56,333**	11,618
	266,027	227,206	**76,095**	907
Unallocated expenses			**(2,829)**	(2,041)
Fair value gains/(losses) on investment properties			**(18,600)**	9,982
Write-back of deficits on revaluation of resort and recreational club properties			**8,268**	2,563
Finance costs			**(1,291)**	(1,077)
Share of profits and losses of associates			**(6,388)**	(2,852)
Tax			**–**	–
Profit for the year			**55,255**	7,482

(b) Geographical segments

	Group revenue	
	2007	2006
	$'000	*$'000*
Hong Kong	**262,413**	224,132
Mainland China	**1,234**	3,070
Other Asia Pacific regions	**—**	4
Others	**2,380**	–
	266,027	227,206

4 Other income and gains

An analysis of other income and gains is as follows:

	2007	2006
	$'000	*$'000*
Rental income	**894**	455
Management fees	**1,014**	1,833
Others	**4,650**	2,815
	6,558	5,103

5 Finance costs

	2007	2006
	$'000	*$'000*
Interest on bank loans and overdrafts wholly repayable within five years	**935**	704
Interest on a finance lease	**14**	14
Accretion of interest on debentures	**342**	359
	1,291	1,077

6 Profit before tax

The Group's profit before tax is arrived at after charging/(crediting):

	2007	2006
	$'000	*$'000*
Cost of inventories sold	**108,988**	97,272
Depreciation*	**9,710**	8,944
Amortisation of deferred revenue	**(3,335)**	(1,852)
Recognition of prepaid land premiums*	**77**	77
Impairment of other receivables*	**—**	4,480
Write-back of accrued payables*	**(12,570)**	(8,060)
Fair value losses/(gains), net :		
Available-for-sale equity investments (transfer from equity)*	**55**	—
Equity investments at fair value through profit or loss*	**(38,147)**	2,065
Derivative instruments – a transaction not qualifying as a hedge*	**104**	(104)
Gains on disposal of equity investments at fair value through profit or loss, net*	**(4,626)**	(1,308)
Loss/(gain) on disposal of items of property, plant and equipment*	**(5,168)**	66
Exchange gains, net*	**(8,579)**	(8,791)
Fair value losses/(gains) on revaluation of investment properties	**18,600**	(9,982)
Write-back of deficits on revaluation of resort and recreational club properties	**(8,268)**	(2,563)
Dividend income from listed investments#	**(5,122)**	(4,765)
Interest income#	**(26,068)**	(25,478)

* The balances are included in "Other operating income, net" on the face of the consolidated income statement.

\# The balances are included in "Revenue" on the face of the consolidated income statement.

7 Tax

No provision for Hong Kong profits tax and overseas income tax has been made for the year ended 31 December 2007 (2006: Nil) as the Company and its subsidiaries either did not generate any assessable profits for the year or have available tax losses brought forward from prior years to offset against any assessable profits generated during the year.

8 Dividends

The directors do not recommend the payment of any dividend to shareholders (2006: Nil).

9 Earnings per share attributable to ordinary equity holders of the Company

(a) *Basic earnings per share*

The calculation of basic earnings per share amounts is based on the profit for the year attributable to ordinary equity holders of the Company of $52,426,000 (2006: $12,047,000), and the weighted average number of ordinary shares in issue during the year of 1,650,658,676 (2006: 1,650,658,676).

(b) *Diluted earnings per share*

Diluted earnings per share amounts for the years ended 31 December 2007 and 2006 have not been disclosed as there were no diluting events during these years.

10 Trade receivables

The Group maintains a defined credit policy for its trade customers and the credit terms given vary according to the business activities. The financial strength of and the length of business relationship with the customers, on an individual basis, are considered in arriving at the respective credit terms. Overdue balances are reviewed regularly by management.

An aged analysis of trade receivables as at the balance sheet date, based on the invoice date and net of provisions, is as follows:

	2007	2006
	$'000	*$'000*
Within 1 month	**4,128**	5,847
2 to 3 months	**844**	290
Over 3 months	**2,189**	2,564
	7,161	8,701

11 Equity investments at fair value through profit or loss

	2007	2006
	$'000	*$'000*
Listed equity investments, at market value:		
Hong Kong	**197,497**	153,881
Elsewhere	**397**	731
	197,894	154,612

The market value of the short term equity investments held as at 31 December 2007 at the date of announcement was approximately $179,353,000.

12 Trade and other payables

Included in trade and other payables as at 31 December 2007 were trade and bills payables of $12,893,000 (2006: $25,948,000). An aged analysis of the trade and bills payables as at the balance sheet date, based on the invoice date, is as follows:

	2007	2006
	$'000	*$'000*
Within 1 month	**4,704**	5,700
2 to 3 months	**281**	274
Over 3 months	**7,908**	19,974
	12,893	25,948

CHIEF EXECUTIVE'S STATEMENT

FINANCIAL REVIEW

For the year under review, the Group reported a turnover of HK$266,027,000 (2006: HK$227,206,000) which represents an increase of 17% as compared to 2006. Consolidated profit attributable to equity holders of the Company amounted to HK$52,426,000 (2006: HK$12,047,000) which represents 335% increase as compared to last year. Earnings per share was HK$3.18 cents (2006: HK$0.73 cents).

LIQUIDITY AND FINANCIAL POSITION

At 31 December 2007, the Group was in solid financial position with cash and deposit holdings of HK$542,285,000 (2006: HK$522,222,000). At 31 December 2007, total borrowings stood at HK$16,307,000 (2006: HK$22,634,000) with HK$12,731,000 (2006: HK$18,674,000) repayment falling due within one year. The Group's gearing ratio (a comparison of total borrowings with equity attributable to equity holders of the Company) was 1.7% at the year end date (2006: 2.5%). The current ratio at 31 December 2007 was 13.9 times (2006: 10.5 times).

At 31 December 2007, the Group's borrowings and bank balances were primarily denominated in Hong Kong dollars and United States dollars. Exchange differences were reflected in the audited financial statements. All borrowings of the Group are either on a floating rate basis or interest-free.

The Group's imported purchases are mainly denominated in Euros and United States dollars. The Group will from time to time review its foreign exchange position and market conditions to determine if any hedging is required.

BUSINESS REVIEW

Resort and Recreational Club Operations

VivaSha Club Resort ("VivaSha")

VivaSha, comprising a 4-star Hotel with 302 rooms, a Clubhouse and an International Convention Centre, is located in the Putao district of Shanghai.

Membership recruitment activities have been successful. As at the end of 2007, total membership numbers had increased to about 3,400.

In 2008, Club Management plans to work with SPA and specialty restaurant operators, to widen its services. This is expected to enhance membership sales and help to promote the Club's group tourist and corporate conference business.

Hong Kong Hilltop Country Club ("Hilltop")

Turnover at Hilltop was slightly lower than the previous year. This has been a result of keen competition from the hotel sector for conference and banquet revenues, as well as the premises showing signs of age. Management is planning to renovate the buildings and facilities in 2008 in order to expand Hilltop's membership base.

Telecommunications & Technologies

SinoPay.com Holdings Limited ("SinoPay")

SinoPay's main business is providing B2C electronic payment and intra-bank fund transfer solution services in the PRC through its Joint Venture with China UnionPay, Chinapay e-Payment Service Ltd ("the JV") in Shanghai. In order to diversify its income contribution sources, the JV has this year developed on-line mutual fund trading platform, the results of which have fulfilled our expectations. In 2007, the JV recorded a turnover of RMB164,500,000 with a net profit of RMB29,000,000; representing 245% and 195% growth in turnover and net profit respectively.

Beijing Smartdot Technologies Co. Ltd. ("Smartdot")

On 17 December 2007, Lion Dragon Limited, a wholly-owned subsidiary of the Company, entered into a Share Transfer Agreement to dispose of 10% of the equity interest in Smartdot to Mr. Jiangxiaodan, CEO and founder of Smartdot, at a consideration of RMB12,000,000 (equivalent to approximately HK$12,720,000). The disposal is expected to be completed in the first half of 2008. After the disposal, Lion Dragon Limited will continue to hold a 10% equity interest in Smartdot.

Smartdot is engaged in the development of software and solution projects in the PRC. Given the prevailing keen competition in the software industry in the PRC, the Board considered that it was an appropriate time to realise part of its investment in Smartdot. Due to the write off of certain deferred expenditures incurred in previous years, Smartdot reported a net loss in 2007.

Wireless Network Card Business

Building on its wireless network card business with China Unicom and China Mobile, Shanghai ENM Telecom & Technology Limited has expanded its sales mix to other electronic and telecommunication products, such as POS machines. Management expects to expand its current customer base in 2008 with the sale of more new products.

Retail Fashion

The Swank Shop Limited ("Swank")

Swank produced encouraging results in 2007 with turnover of HK$214,168,000, up 23% from the previous year.

The bullish economy, tighter management control and more focused merchandising program all contributed to this performance.

Gross profit increased by 4 percentage point from 47% to 51%. Although shop occupancy costs increased by 25% from the previous year, overall shop expenses reduced to 41% on turnover as compared with 45% in 2006. Head office expenses also improved to 10% on sales as opposed to 13% in 2006. These improvements contributed to Swank posting a net profit of HK$7,300,000 of which HK$5,168,000 was derived from the sale of property.

On the operation front, two new boutiques were opened during the year.

(i) A New branch of Kenzo mono brand boutique was opened in December 2007 in Ocean Centre, Kowloon. Management are confident that this boutique will perform strongly once the Louis Vuitton flagship store (the largest in Asia) opens opposite to the boutique in March 2008 as this will drastically increase foot traffic in the area.

(ii) A Brunello Cucinelli boutique was opened in September 2007 in the IFC Mall, Hong Kong. This is the first Brunello Cucinelli boutique established in HK and with the brand's proven track record within Swank multi-label shops, it should perform well starting in the Spring/Summer 2008 season.

Bio-Medical

Genovate Biotechnology Company Limited ("Genovate")

Genovate is a fully integrated specialty pharmaceutical company that encompasses new drug development and new formulation capabilities, clinical trials for local and international pharmaceutical companies, drug manufacturing, drug marketing and distribution in Taiwan and the region.

Branded products reported significant sales growth in 2007 due to strong market demand for Urotrol for the treatment of urinary incontinence and Diabetrol Slow Release for the treatment of diabeties. Contract service business in the area of CRO (contract research organization) and OEM also reported more than 20% growth in sales. With the AFM (Accredit for Foreign Manufacture) approval by the Japan Ministry of Health (Labour & Welfare) in December 2007, Genovate is actively seeking more formulation development and OEM business with Japanese pharmaceutical companies to expand its overseas business.

Research programs in collaboration with government institutes including the Industrial Technology Research Institute (ITRI) of Taiwan and the National Health Research Institute (NHRI) have continued to progress. These research programs focus on specialty drugs for the treatment of gout and metabolic disorder. There are two new formulation drug projects in the pipeline - one for Intermittent Claudication and the other for anti-vomiting. Genovate plans to file an IND (Investigatory New Drug) for both projects in 2008.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

CODE ON CORPORATE GOVERNANCE PRACTICES

In the opinion of the Directors, the Company has complied with the Code Provisions of the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Listing Rules throughout the year ended 31 December 2007, except for the deviation in respect of the service term of directors under Code Provision A.4.1 of the CG Code.

Under Code Provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term and subject to re-election. None of the existing non-executive and independent non-executive directors of the Company is appointed for a specific term. However, all of the non-executive and independent non-executive directors are subject to retirement by rotation in accordance with the Company's Articles of Association.

REVIEW BY AUDIT COMMITTEE

The Company's consolidated results for the year ended 31 December 2007 have been reviewed by the Audit Committee of the Company. The Audit Committee comprises one Non-Executive Director, Mr. Raymond Wai Pun LAU and three Independent Non-executive Directors, namely Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

BOARD OF DIRECTORS

As at the date of this announcement, the executive directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG; the non-executive director of the Company is Mr. Raymond Wai Pun LAU; and the independent non-executive directors of the Company are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

By order of the Board
James C. Ng
Chief Executive

Hong Kong, 28 March 2008

ENM HOLDINGS LIMITED
安寧控股有限公司
（於香港成立之有限公司）
（股份代號：128）

截至二零零七年十二月三十一日止年度業績公佈

安寧控股有限公司（「本公司」）董事會（「董事會」）宣佈本公司及其附屬公司（統稱「本集團」）截至二零零七年十二月三十一日止年度之經審核綜合業績。

綜合收益表

截至二零零七年十二月三十一日止年度
（以港元呈列）

	附註	**二零零七年** *千元*	二零零六年 *千元*
收入	3	**266,027**	227,206
銷售成本		**(109,266)**	(97,521)
毛利		**156,761**	129,685
其他收入及收益	4	**6,558**	5,103
銷售及分銷費用		**(81,967)**	(72,231)
行政費用		**(66,651)**	(66,200)
其他經營收入淨額	6	**58,565**	2,509
重估物業公允值收益／(虧損)及撥回重估虧絀淨額		**(10,332)**	12,545
融資成本	5	**(1,291)**	(1,077)
應佔聯營公司溢利及虧損		**(6,388)**	(2,852)
除稅前溢利	6	**55,255**	7,482
稅項	7	**–**	–
年內溢利		**55,255**	7,482
可分配於：			
本公司權益持有人		**52,426**	12,047
少數股東權益		**2,829**	(4,565)
		55,255	7,482

	附註	二零零七年 千元	二零零六年 千元
股息	8	**零**	零
本公司普通股權益持有人應佔每股盈利	9		
一基本		**3.18仙**	0.73仙
一攤薄		**不適用**	不適用

綜合資產負債表

二零零七年十二月三十一日
（以港元呈列）

	附註	二零零七年 千元	二零零六年 千元
非流動資產			
物業、機器及設備		77,303	84,638
投資物業		113,900	123,900
預付土地租賃款項		2,986	3,063
商譽		6,610	6,610
於聯營公司之權益		17,258	20,511
可供出售之股本投資		35,448	35,503
非流動資產總值		253,505	274,225
流動資產			
存貨		41,359	37,481
應收賬款	10	7,161	8,701
預付款項、按金及其他應收款項		33,656	33,267
預付土地租賃款項		77	77
按公允值計入損益中之股本投資	11	197,894	154,612
衍生金融工具		–	104
已抵押存款		342	342
定期存款		495,798	495,074
現金及銀行結餘		46,487	27,148
流動資產總值		822,774	756,806
流動負債			
應付賬款及其他應付款項	12	40,973	47,662
附息銀行及其他借款		4,712	9,268
債券之即期部份		2,670	4,102
其他貸款		5,349	5,304
應付稅項		5,497	5,497
流動負債總額		59,201	71,833
流動資產淨值		763,573	684,973
總資產減流動負債		1,017,078	959,198

	二零零七年 *千元*	二零零六年 *千元*
總資產減流動負債	1,017,078	959,198
非流動負債		
債券	3,462	3,754
附息銀行及其他借款	114	206
遞延收入	23,015	25,821
非流動負債總額	26,591	29,781
資產淨值	990,487	929,417
權益		
本公司權益持有人應佔權益		
已發行股本	16,507	16,507
儲備	943,433	885,397
	959,940	901,904
少數股東權益	30,547	27,513
權益總額	990,487	929,417

附註：

1 **編製基準及新增及經修訂香港財務報告準則之影響**

財務報表乃按照香港會計師公會頒佈之《香港財務報告準則》（「香港財務報告準則」）（包括所有《香港財務報告準則》、《香港會計準則》（「香港會計準則」）及《詮釋》）、香港公認之會計原則及《香港公司條例》之規定而編製。除按公允值計算之投資物業、土地及樓宇、渡假中心及俱樂部物業、股本投資及衍生金融工具外，財務報表乃按原值成本法編製。財務報表以港元（「港元」）呈列，而除另有指明者外，所有金額均四捨五入至最接近千位。

本集團於本年度財務報表內首次採納以下新增及經修訂香港財務報告準則。除若干情況下，引致應用新增及經修訂會計政策及額外披露外，採納該等新增及經修訂準則及詮釋對財務報表並無影響。

香港財務報告準則第7號	*金融工具：披露*
香港會計準則第1號（修訂）	*資本披露*
香港（國際財務報告詮釋委員會）－詮釋第8號	*香港財務報告準則第2號之範圍*
香港（國際財務報告詮釋委員會）－詮釋第9號	*重估內含衍生工具*
香港（國際財務報告詮釋委員會）－詮釋第10號	*中期財務報告及減值*

採納該等新增及經修訂香港財務報告準則之主要影響如下：

(a) 香港財務報告準則第7號 *金融工具：披露*

該準則規定作出披露以允許財務報表使用者能評估本集團金融工具之重要性以及該等金融工具所產生之風險性質及範圍。該等新披露貫徹載列於財務報表內。由於對本集團之財務狀況或經營業績並無影響，比較資料已予載入／經修訂（如適用）。

(b) 香港會計準則第1號（修訂） *財務報表之呈列--資本披露*

該修訂規定本集團作出披露以允許財務報表之使用者能夠評估本集團管理資本之目標、政策及過程。該等新披露已載於財務報表之附註內。

(c) 香港（國際財務報告詮釋委員會）－*詮釋第8號 香港財務報告準則第2號之範圍*

該詮釋規定，香港財務報告準則第2號須適用於本集團無法明確識別部分或所有已收到貨物或服務之任何安排，而本集團就該等安排授出權益工具或產生負債（基於本集團權益工具之價值）作爲交易代價，而該等安排所收到貨物或服務之價值少於所授出權益工具或所產生負債之公允值。由於本公司只根據其購股權計劃向本集團僱員（包括執行董事）就其提供之特定服務授出權益工具，故該詮釋對財務報表並無影響。

(d) 香港（國際財務報告詮釋委員會）－*詮釋第9號 重估內含衍生工具*

該詮釋規定，本集團首次成爲合約訂約方之日期，即爲評估內含衍生工具是否須要與主合約分開而作爲衍生工具列賬之日期，並僅當合約之修改大幅改變現金流量時方可進行重估。由於本集團並無按規定須與主合約分開列賬之內含衍生工具，故該詮釋並無對財務報表產生影響。

(e) 香港（國際財務報告詮釋委員會）－詮釋第10號 *中期財務報告及減值*

本集團已於二零零七年一月一日起採納該詮釋，而該詮釋規定於過往中期報告期間就商譽確認之減值虧損或分類爲可供出售權益工具或按成本列賬之金融資產所確認之減值虧損，其後不得撥回。由於本集團過往並無就該等資產撥回減值虧損，故該詮釋不會對本集團之財務狀況或經營業績產生影響。

2 已頒佈但尚未生效之香港財務報告準則之影響

本集團並未於財務報表內應用下列已頒佈但尚未生效之新訂及經修訂香港財務報告準則。

香港財務報告準則第8號	*營運分類* 1
香港會計準則第1號（修訂）	*財務報表呈列* 1
香港會計準則第23號（修訂）	*借貸成本* 1
香港（國際財務報告詮釋委員會）－詮釋第11號	*香港財務報告準則第2號—集團及庫存股份交易* 2
香港（國際財務報告詮釋委員會）－詮釋第12號	*服務特許權安排* 4
香港（國際財務報告詮釋委員會）－詮釋第13號	*客戶忠誠計劃* 3
香港（國際財務報告詮釋委員會）－詮釋第14號	*香港會計準則第19號－定額利益資產之限額、最低資本規定及其相互配合關係* 4

1 於二零零九年一月一日或之後開始之年度期間生效
2 於二零零七年三月一日或之後開始之年度期間生效
3 於二零零八年七月一日或之後開始之年度期間生效
4 於二零零八年一月一日或之後開始之年度期間生效

香港財務報告準則第8號將取代香港會計準則第14號*分類報告*，具體說明實體應如何報告有關其營運分類資料，並以公司主要營運決策人可用作分配資源予有關分類及評估其表現之組成實體資料爲依據。有關準則亦規定，披露分類內所提供產品及服務之資料、本集團經營所在地區及來自本集團主要客戶之收益。本集團預期於二零零九年一月一日起採納香港財務報告準則第8號。

經修訂後之香港會計準則第1號將股東權益及非股東權益變動分開。權益變動表僅載有與股東有關交易之詳情，並於同一行呈列所有非股東之權益變動。此外，該準則亦引入綜合收益表：呈列所有確認爲溢利或虧損之收入及開支，及其他所有已確認收入及開支項目（無論以單一報表或以兩個相連報表呈列）。本集團正在評估是否採用一份或兩份報表。

修訂後之香港會計準則第23號規定將購置、建造或生產符合條件之資產直接相關之借貸成本予以資本化。根據修訂準則之過渡性條文，本集團將於二零零九年一月一日或之後起採用該修訂準則，資本化附合條件資產之有關借貸成本。

香港（國際財務報告詮釋委員會）－詮釋第11號規定，僱員獲授本集團權益工具之安排須列爲權益交易計劃，即使該等工具乃由本集團向其他人士購買或由股東提供。香港（國際財務報告詮釋委員會）－詮釋第11號亦規定在涉及本集團內部兩個或以上實體以股權爲付款基礎交易之會計方法。由於本集團現時並無有關交易，故有關詮釋不可能對本集團產生任何財務影響。

香港（國際財務報告詮釋委員會）－詮釋第12號規定，公共對私人服務特許權安排之經營者須按照合約安排之條款將換取建築服務而已收取或應收取之代價確認爲金融資產及／或無形資產。香港（國際財務報告詮釋委員會）－詮釋第12號亦提出，在政府或公營實體授予興建提供及／或供應公共服務之基建項目合約時，經營者應如何應用現有香港財務報告準則將當中由服務特許權安排所產生之責任及權利入賬。由於本集團現時並無有關安排，故該詮釋不可能對本集團產生任何財務影響。

香港（國際財務報告詮釋委員會）－詮釋第13號規定，客戶所獲授予作爲銷售交易一部分之忠誠獎勵優惠，須作該銷售交易之獨立部分列賬。銷售交易所收取之代價須在忠誠獎勵優惠與銷售其他部分之間作分配。有關分配至忠誠獎勵優惠之款額乃經參考其公允值而釐定，並在有關獎勵可贖回或負債可另行撤銷前予以遞延。

香港（國際財務報告詮釋委員會）－詮釋第14號提出，根據香港會計準則第19號*僱員福利*，如何評估有關定額福利計劃（特別是存在最低供款規定時）未來供款之退款或扣減款額可確認爲資產之限額。

由於本集團現時並無客戶忠誠獎勵信貸及定額福利計劃，故香港（國際財務報告詮釋委員會）－詮釋第13號及香港（國際財務報告詮釋委員會）－詮釋第14號並不適用於本集團，故不可能對本集團產生任何財務影響。

3 收入及分類資料

本集團按業務分類之收入及業績分析，以及本集團按地區分類之收入分析如下：

(a) 業務分類

	集團收入		溢利之貢獻	
	二零零七年	二零零六年	**二零零七年**	二零零六年
	千元	*千元*	***千元***	*千元*
批發及零售時裝及飾物	**214,168**	174,710	**8,040**	(11,039)
經營電訊業務	**3,535**	2,985	**6,999**	(3,397)
經營渡假中心及俱樂部	**17,134**	19,268	**4,723**	3,725
投資及財務管理	**31,190**	30,243	**56,333**	11,618
	266,027	227,206	**76,095**	907
未分配開支			**(2,829)**	(2,041)
投資物業公允值收益／(虧損)			**(18,600)**	9,982
渡假中心及俱樂部物業撥回重估虧絀			**8,268**	2,563
融資成本			**(1,291)**	(1,077)
應佔聯營公司溢利及虧損			**(6,388)**	(2,852)
稅項			**–**	–
年內溢利			**55,255**	7,482

(b) *地區分類*

	集團收入	
	二零零七年	二零零六年
	千元	*千元*
香港	**262,413**	224,132
中國大陸	**1,234**	3,070
其他亞太地區	**—**	4
其他	**2,380**	—
	266,027	227,206

4 其他收入及收益

其他收入及收益之分析如下：

	二零零七年	二零零六年
	千元	*千元*
租金收入	**894**	455
管理費	**1,014**	1,833
其他	**4,650**	2,815
	6,558	5,103

5 融資成本

	二零零七年	二零零六年
	千元	*千元*
須於五年內悉數償還之銀行貸款及透支之利息	**935**	704
融資租賃之利息	**14**	14
債券之累增利息	**342**	359
	1,291	1,077

6 除稅前溢利

本集團之除稅前溢利經扣除／（計入）下列各項：

	二零零七年 *千元*	*二零零六年* *千元*
銷售存貨成本	108,988	97,272
折舊*	9,710	8,944
遞延收入攤銷	(3,335)	(1,852)
預付土地租賃款項之確認*	77	77
其他應收款項之減值*	—	4,480
應計應付款項之撥回*	(12,570)	(8,060)
公允值虧損／（收益），淨額：		
可供出售之股本投資（自權益撥入）*	55	—
按公允值計入損益中之股本投資*	(38,147)	2,065
衍生工具－不符合作對沖之交易*	104	(104)
出售按公允值計入損益中之股本投資之收益，淨額*	(4,626)	(1,308)
出售物業、機器及設備項目之虧損／（收益）*	(5,168)	66
匯兌收益淨額*	(8,579)	(8,791)
重估投資物業公允值虧損／（收益）	18,600	(9,982)
渡假中心及俱樂部物業撥回重估虧絀	(8,268)	(2,563)
投資於上市公司之股息收入#	(5,122)	(4,765)
利息收入#	(26,068)	(25,478)

* 該等結餘已計入綜合收益表中「其他經營收入淨額」一項。
# 該等結餘已計入綜合收益表中「收入」一項。

7 稅項

由於本公司及其附屬公司於本年度並無產生任何應課稅溢利，或承前之過往年度稅務虧損足以抵銷本年度產生之應課稅溢利，故並無就截至二零零七年十二月三十一日止年度作出香港利得稅及海外所得稅撥備（二零零六年：無）。

8 股息

董事並不建議向股東派發任何股息（二零零六年：無）。

9 本公司普通股權益持有人應佔每股盈利

(a) 每股基本盈利

每股基本盈利金額乃根據年內本公司普通股權益持有人應佔溢利52,426,000元（二零零六年：12,047,000元）及年內已發行普通股加權平均數1,650,658,676股（二零零六年：1,650,658,676股）計算。

(b) 每股攤薄盈利

由於兩個年度並不存在具攤薄效應之事項，故並無披露截至二零零七年及二零零六年十二月三十一日止年度之每股攤薄盈利金額。

10 應收賬款

本集團與貿易客戶維持一套既定信貸政策，按業務給予不同信貸期。在給予個別信貸期時，會考慮客戶之財務能力及與其之經商年期。管理層定期審閱逾期賬款。

於資產負債表結算日之應收賬款結餘（按發票日期計算，並已扣除撥備）之賬齡分析如下：

	二零零七年 *千元*	二零零六年 *千元*
一個月之內	**4,128**	5,847
二至三個月	**844**	290
三個月以上	**2,189**	2,564
	7,161	8,701

11 按公允值計入損益中之股本投資

	二零零七年 *千元*	二零零六年 *千元*
上市股本投資，按市值：		
香港	**197,497**	153,881
其他地方	**397**	731
	197,894	154,612

於二零零七年十二月三十一日持有之短期股本投資，於本公佈日期之市值約爲179,353,000元。

12 應付賬款及其他應付款項

於二零零七年十二月三十一日之應付賬款及其他應付款項已包括12,893,000元（二零零六年：25,948,000元）之應付賬款及應付票據。於資產負債表結算日之應付賬款及應付票據（按發票日期計算）之賬齡分析如下：

	二零零七年 千元	二零零六年 千元
一個月之內	4,704	5,700
二至三個月	281	274
三個月以上	7,908	19,974
	12,893	25,948

行政總裁報告書

財務回顧

於回顧年度內，本集團錄得營業額266,027,000港元（二零零六年：227,206,000港元），較二零零六年增長17%。本公司權益持有人應佔綜合溢利為52,426,000港元（二零零六年：12,047,000港元），較去年增加335%。每股盈利為3.18港仙（二零零六年：0.73港仙）。

流動資金及財務狀況

於二零零七年十二月三十一日，本集團之財務狀況穩健，持有現金及存款542,285,000港元（二零零六年：522,222,000港元）。於二零零七年十二月三十一日，借貸總額為16,307,000港元（二零零六年：22,634,000港元），其中12,731,000港元（二零零六年：18,674,000港元）須於一年內到期償還。於年度結算日，本集團之資本負債比率（即借貸總額與本公司權益持有人應佔權益之比率）為1.7%（二零零六年：2.5%）。於二零零七年十二月三十一日之流動比率為13.9倍（二零零六年：10.5倍）。

於二零零七年十二月三十一日，本集團之借貸及銀行結餘主要以港元及美元為單位，而匯兌差額已於經審核財務報表內反映。本集團之所有借貸均為免息或以浮息計算。

本集團之進口採購主要以歐元及美元結算。本集團會不時審閱其外匯狀況及市場情況，以決定是否需要進行任何對沖。

業務回顧

渡假中心及俱樂部業務

上海洋洋顯達渡假酒店（「洋洋顯達」）

洋洋顯達位處上海普陀區，由一間設有302個房間之四星級酒店、一個俱樂部及一座國際會議中心組成。

會員招募活動甚爲成功。於二零零七年底，會員總人數已增至3,400名。

於二零零八年，俱樂部管理層計劃與水療及專業餐飲業經營者合作擴大服務範圍。預期將提升俱樂部會籍銷售並有助促進俱樂部之團隊旅遊及公司會議等業務。

香港顯達鄉村俱樂部（「顯達」）

顯達之營業額略遜於上年，主要是由於酒店業對於宴會及會議收入之激烈競爭及經營場所日趨老化所致。管理層擬於二零零八年翻新樓宇及設施以拓展顯達之會籍基礎。

電訊及科技

SinoPay.com Holdings Limited（「SinoPay」）

SinoPay之主要業務是透過與中國銀聯在上海成立之合營公司銀聯電子支付服務有限公司（「合營公司」），在中國提供商業對客戶電子支付及銀行間跨行轉賬解決方案服務。爲增加收入來源，該合營公司今年已發展網上互惠基金交易平台，成效符合我們的預期。於二零零七年，該合營公司錄得營業額人民幣164,500,000元及純利人民幣29,000,000元，分別增長245%及195%。

北京慧點科技開發有限公司（「慧點」）

於二零零七年十二月十七日，本公司之全資附屬公司獅龍有限公司與慧點行政總裁及創辦人姜曉丹先生訂立權益轉讓協議，以代價人民幣12,000,000元（相等於約12,720,000港元）出售慧點之10%股權。預期出售於二零零八年上半年完成。出售完成後，獅龍有限公司仍將持有慧點10%股權。

慧點於中國從事軟件開發及解決方案項目。鑒於中國軟件行業現時競爭激烈，董事會認爲現時乃出售其於慧點之部份投資之適當時機。由於撇銷過往年度之若干遞延開支，慧點於二零零七年錄得虧損淨額。

無線上網卡業務

在與中國聯通及中國移動通信之無線上網卡業務之基礎上，上海安電通信科技發展有限公司已將其銷售組合擴展至包括其他電子及通訊產品，如銷售終端機等。隨着更多新產品之推出銷售，管理層預計二零零八年其現時客戶群將會得到擴大。

時裝零售

詩韻有限公司（「詩韻」）

詩韻二零零七年之業績令人鼓舞，錄得營業額214,168,000港元，較上年增長23%。

經濟繁榮、嚴格管理控制及更專注之購貨計劃均對該表現作出貢獻。

毛利自47%增長4%至51%。儘管店舖租用成本較上年增加25%，但整體店舖開支佔營業額之比例較二零零六年之45%減少至41%。總辦事處開支佔銷售額之比例亦較二零零六年之13%改善至10%。上述改善推動詩韻錄得純利7,300,000港元，其中5,168,000港元源自物業銷售。

在經營方面，本年度新開設兩間時裝店。

(i) 於二零零七年十二月於九龍海洋中心開設另一間Kenzo專門店。管理層相信在Louis Vuitton旗艦店（亞洲最大）於二零零八年三月在該店鋪對面開張後必將提高該地區之人流量，從而推動該店鋪之銷售增長。

(ii) 於二零零七年九月在香港國際金融中心商場開設Brunello Cucinelli專門店。該店鋪爲香港首間Brunello Cucinelli專門店。該品牌在詩韻多品牌店舖擁有良好之往績記錄，在二零零八春夏季應開始有理想之表現。

生物醫藥

健亞生物科技股份有限公司（「健亞」）

健亞爲一家綜合性之特色藥廠，其業務範圍包括：開發新藥物及研製新劑型、爲本地及國際藥物公司進行臨床測試、製藥，以及在台灣及區內市場進行藥物推廣及分銷。

由於對治療尿失禁的Urotrol及針對抗糖尿病藥的Diabetrol Slow Release的市場需求暢旺，品牌產品在二零零七年之銷售錄得大幅增長。CRO（委託臨床研究）及OEM (委託生產) 領域之合同服務業務亦錄得逾20%之銷售增長。隨着日本衛生部厚生勞動省於二零零七年十二月對健亞批准AFM（醫藥品外國制造者認定），健亞將積極尋求與日本藥品公司之間之更多劑型研製及OEM業務以拓展海外業務。

健亞與包括台灣工業科技研究院（「工研院」）及國家衛生研究院（「國研院」）在內的政府機構合作的研究計劃穩步推進。該等研究計劃將專注於治療痛風及代謝紊亂之特色藥品之開發，主要包括兩個擬發展新劑型藥物項目：一個間歇性跛行藥物項目而另一個爲防嘔吐藥物項目。健亞計劃於二零零八年把上述兩個項目申請IND (試驗中新藥)。

購買、贖回或出售本公司上市證券

本公司或其任何附屬公司於年內概無購買、贖回或出售本公司任何上市證券。

企業管治常規守則

董事認爲，截至二零零七年十二月三十一日止年度，本公司已遵守載於上市規則附錄14之企業管治常規守則（「企業管治守則」）之守則條文，惟偏離根據企業管治守則之守則條文第A.4.1條有關董事服務任期之規定。

根據企業管治守則之守則條文第A.4.1條規定，非執行董事須以特定任期委任，並須接受重選。本公司之現任非執行董事及獨立非執行董事均不是以特定任期委任。然而所有非執行董事及獨立非執行董事均須按本公司之章程細則之規定輪值告退。

經由審核委員會審閱

本公司截至二零零七年十二月三十一日止年度之綜合業績已經由本公司之審核委員會審閱。審核委員會由一名非執行董事（劉偉檳先生）及三名獨立非執行董事（趙世曾博士、陳正博士及Ian Grant ROBINSON先生）所組成。

董事會

於本公佈日期，本公司執行董事爲梁榮江先生（主席）、吳智明先生（行政總裁）、梁焯才先生及楊永東先生；本公司非執行董事爲劉偉檳先生；而本公司獨立非執行董事爲趙世曾博士、陳正博士及Ian Grant ROBINSON先生。

承董事會命
行政總裁
吳智明

香港，二零零八年三月二十八日

ENM HOLDINGS LIMITED

安寧控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 128)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of ENM Holdings Limited (the "Company") will be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong on Wednesday, 30 April 2008 at 10:30 a.m. for the following purposes:-

ORDINARY RESOLUTIONS

1. To receive and consider the Audited Financial Statements, the Reports of the Directors and the Independent Auditors' Report for the year ended 31 December 2007.

2. To re-elect the retiring Directors and authorise the Board of Directors to fix their remuneration.

3. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

4. As special business, to consider and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

"THAT:

(a) subject to paragraph (c) of this Resolution and pursuant to section 57B of the Companies Ordinance, the exercise by the Board of Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Board of Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers during or after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board of Directors pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of options granted under any share option schemes of the Company, shall not in aggregate exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Board of Directors to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the law of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong applicable to the Company)."

By order of the Board
ENM Holdings Limited
Pui Man CHENG
Company Secretary

Hong Kong, 7 April 2008

Suite 1502, 15th Floor
Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon
Hong Kong

Notes:

1. Any shareholder of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

2. A form of proxy for use at the meeting is enclosed. To be valid, the proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of that power of attorney or authority, must be deposited at the registered office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof.

3. Where there are joint holders of any share, any one of such holders may vote at the meeting, either in person or by proxy, in respect of such share as if he were solely entitled to vote, but if more than one of such joint holders are present at the meeting in person or by proxy, the person so present whose name stands first in the register of members of the Company in respect of such share shall alone be entitled to vote in respect of it.

4. Completion and return of the form of proxy will not preclude a shareholder from attending the meeting and voting in person at the meeting or any adjourned meeting if he so desires. If a shareholder attends the meeting after having deposited the form of proxy, his form of proxy will be deemed to have been revoked.

5. As at the date hereof, the executive directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG, the non-executive director of the Company is Mr. Raymond Wai Pun LAU, and the independent non-executive directors of the Company are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

ENM HOLDINGS LIMITED
安寧控股有限公司
（於香港註冊成立的有限公司）
(股份代號：128)

股東週年大會通告

茲通告安寧控股有限公司（「本公司」）謹訂於二零零八年四月三十日星期三上午十時三十分，假座香港新界荃灣老圍顯達路10號顯達鄉村俱樂部舉行股東週年大會，藉以討論下列事項：

普通決議案

1. 省覽及考慮截至二零零七年十二月三十一日止年度之經審核財務報表、董事會報告及獨立核數師報告。

2. 重選退任董事及授權董事會釐定其酬金。

3. 重新委任核數師及授權董事會釐定其酬金。

4. 作爲特別事項，考慮及酌情通過（不論會否作出修訂）下列決議案爲普通決議案：

「動議：

(a) 在本決議案(c)段之規限下及依據《公司條例》第57B條，一般性及無條件批准董事會於有關期間（定義見下文）內行使本公司一切權力，以配發、發行及處理本公司股本之額外股份，以及作出或授予或須行使該權力之售股建議、協議及購股權；

(b) 本決議案(a)段之批准乃授權董事會於有關期間內作出或授予或須於有關期間內或結束後行使該等權力之售股建議、協議及購股權；

(c) 董事會根據本決議案(a)段之批准所配發或有條件或無條件同意配發（不論是否根據購股權或以其他方式進行）之股本面值總額，除根據(i)供股（定義見下文）或(ii)根據本公司之任何購股權計劃而行使之購股權外，不得超過於本決議案獲通過當日本公司已發行股本總面值百分之二十，而上述批准亦須受此相應限制；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過之日起至下列任何較早之日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司組織章程細則或《公司條例》規定本公司須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案授予之權力之日。

「供股」指在董事會所訂定之期間內，向載列於某一指定記錄日期之本公司股東名冊內之股份持有人，按照其當時之持股比例所提出配售新股之建議（惟董事會有權就零碎股份或因適用於本公司之本港以外任何地域之法律或任何認可管制機構或證券交易所之規定所引致之任何限制或責任而必須或權宜取消若干股東在此方面之權利或作出其他安排）。」

承董事會命
安寧控股有限公司
公司秘書
鄭佩敏

香港，二零零八年四月七日

香港九龍
尖沙咀東部
麼地道77號
華懋廣場
15樓1502室

附註：

1. 凡有權出席大會及於會上投票之本公司股東，均有權委派一位或以上代表，代其出席及投票。受委代表毋須為本公司股東。

2. 隨附為大會適用之代表委任表格。代表委任表格連同授權簽署該表格之授權書或其他授權文件（如有）或由公證人簽署證明之該等授權書或授權文件副本，必須盡快送達本公司註冊辦事處，地址為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室，惟在任何情況下，最遲須於大會或其任何續會指定舉行時間四十八小時前送達，方為有效。

3. 如屬任何股份之聯名持有人，任何一名該等持有人均可親自或委派代表就有關股份於大會上投票，猶如彼爲唯一有權投票者；惟倘若超過一位該聯名持有人親自或委派代表出席大會，則僅就該等股份於本公司股東名冊內排名列首位之出席人士方有權就該等股份投票。

4. 填妥及交回代表委任表格後，股東仍可親自出席大會或其任何續會，並於會上投票。如股東在遞交代表委任表格後出席大會，則其代表委任表格將視爲撤銷。

5. 於本通告日期，本公司執行董事爲梁榮江先生（主席）、吳智明先生（行政總裁）、梁焯才先生及楊永東先生；本公司非執行董事爲劉偉楨先生；而本公司獨立非執行董事則爲趙世曾博士、陳正博士及Ian Grant ROBINSON先生。

END